Form 20-F
period 2018-12-31
Sol-Gel Technologies Ltd.
filed 2019-03-21
CIK 1684693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

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

None
(Title of Class)

                Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 18,949,968 Ordinary Shares, par value NIS 0.1 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒         No ☐

   Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒         No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☒

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

Yes ☐          No ☒

ii

INTRODUCTION

All references to “Sol-Gel,” “Sol-Gel Technologies,” “we,” “us,” “our,” “the Company” and similar designations refer to Sol-Gel Technologies Ltd. The terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 3.7480, NIS 3.467 and NIS 3.845 to $1.00, based on the exchange rates reported by the Bank of Israel on December 31, 2018, December 31, 2017 and December 31, 2016, respectively.

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

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.            Selected Financial Data

The following table sets forth our selected historical financial data, which is derived from our audited financial statements, which have been prepared in accordance with U.S. GAAP. The selected balance sheet data as of December 31, 2017 and 2018 and our selected statement of operations data for the years ended December 31, 2016, 2017 and 2018 is derived from our audited financial statements included elsewhere in this annual report. The selected financial data as of December 31, 2015 and December 31, 2016 and our selected statement of operations data for the years ended December 31, 2015 have been derived from our audited financial statements not included in this annual report. Our historical results are not necessarily indicative of the results that should be expected in the future. You should read this selected financial data in conjunction with, and it is qualified in its entirety by, our historical financial information and other information provided in this annual report including “Item 5. Operating and Financial Review and Prospects” and our audited financial statements and related notes appearing elsewhere in this annual report.

	Year Ended December 31,
	2015	2016	2017	2018
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$-	$-	$174	$129
Research and development expenses	7,184	17,023	25,805	28,146
General and administrative expenses	2,463	3,733	6,002	5,504
Total operating loss	9,647	20,756	31,633	33,521
Financial expenses, net	13	15	(65)	(1,318)
Loss for the year	$9,660	$20,771	$31,568	$32,203
Basic and diluted loss per ordinary share*	$1.53	$3.30	$5.02	$1.80
Weighted average number of ordinary shares outstanding – basic and diluted*	6,290,242	6,290,242	6,290,244	17,867,589

* On January 19, 2018, we effected a 1-for-1.8 share split of our ordinary shares by way of an issuance of bonus shares. Unless otherwise indicated, except for our authorized capital, all information in this annual report relating to the number of our ordinary shares and loss per ordinary share in this annual report have been adjusted, on a retroactive basis, to reflect this 1-for-1.8 share split.

	Year Ended December 31,
	2015	2016	2017	2018
Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$5,895	$7,001	$5,024	$5,325
Total Assets	8,244	10,985	15,315	69,682
Total liabilities	19,762	42,322	68,014	5,773
Accumulated deficit	(42,922)	(63,693)	(95,261)	(127,464)
Total shareholders’ equity (capital deficiency)	(11,518)	(31,337)	(52,699)	63,909

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this annual report, including our financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares (the “Ordinary Shares”). The risks and uncertainties described below in this annual report on Form 20-F for the year ended December 31, 2018 are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your investment.

Risks Related to Our Business and Industry

We are a clinical stage company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

We are a clinical stage pharmaceutical company with a limited operating history. We have incurred net losses since our formation in 1997. In particular, we incurred net losses of $20.8 million in 2016, $31.6 million in 2017, and $32.2 million in 2018. As of December 31, 2018, we had an accumulated deficit of $127.5 million. Our losses have resulted principally from expenses incurred in research and development of our product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur net losses for the foreseeable future as we continue to invest in research and development and seek to obtain regulatory approval and commercialization of our product candidates. The extent of our future operating losses and the timing of generating revenues and becoming profitable are highly uncertain, and we may never achieve or sustain profitability. We anticipate that our expenses will increase substantially as we:

•
conduct the Phase III clinical trials for TWIN and the Phase III clinical trials and long-term safety study for Epsolay® (formerly known as VERED), which together we refer to collectively as our branded product candidates, and continue the research and development of future branded product candidates;

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

To date, we have financed our operations primarily through an initial public offering in the U.S., private placements of equity securities and loans from our controlling shareholder. We have devoted a significant portion of our financial resources and efforts to developing the first generic version of Zovirax® (acyclovir) cream, 5%,  developing our product candidates and conducting pre-clinical studies and our clinical trials for TWIN, Epsolay®, ivermectin cream, 1% and 5-fluorouracil cream, 5%. Other than the first generic version of Zovirax® (acyclovir) cream, 5%, we have not completed development of any of our product candidates. To become and remain profitable, we must succeed in developing and eventually commercializing product candidates that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing pre-clinical studies and clinical trials for our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing manufacturing and marketing capabilities and ultimately selling any product candidates for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with pharmaceutical products, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the Food and Drug Administration ("FDA") or other regulatory authorities to perform studies in addition to those we currently anticipate, or if there are any delays in completing our clinical trials, our expenses could increase and revenue could be further delayed.

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

Conducting pre-clinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. We expect to continue to incur significant expenses and operating losses over the next several years as we conduct our Phase III clinical trials for TWIN and Epsolay®, seek marketing approval for TWIN and Epsolay® and advance our other product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Substantial revenue, if any, will be derived from sales of products that we do not expect to be commercially available for a number of years, if at all. If we obtain marketing approval for TWIN or Epsolay® or any other product candidates that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. We also expect an increase in our expenses associated with creating additional infrastructure to support operations as a public company. . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the progress and results of our pivotal Phase III clinical trials for TWIN and Epsolay®;

•	the scope, progress, results and costs of development, laboratory testing and clinical trials for our generic product candidates;

•	the cost of manufacturing clinical supplies and exhibition batches of our product candidates;

•	the costs, timing and outcome of regulatory reviews of any of our product candidates;

•	the costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

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

In order to continue our future operations, we will need to raise additional capital until becoming profitable.  If we are unable to raise sufficient additional capital, we could be forced to curtail our planned operations and the pursuit of our growth strategy.

We are largely dependent on the success of our branded product candidates for the treatment of topical dermatological conditions.

We have invested a majority of our efforts and financial resources in the research and development of TWIN for the treatment of acne and Epsolay® for the treatment of subtype II rosacea. We are currently investing a majority of our efforts and resources in the conduct of our Phase III clinical trials for TWIN and Epsolay®. The success of our business depends largely on our ability to fund, execute and complete the development of, obtain regulatory approval for and successfully commercialize our branded product candidates in the United States in a timely manner.

We have not obtained regulatory approval for most of our product candidates in the United States or any other country.

Other than the first generic version of Zovirax® (acyclovir) cream, 5% for which Perrigo, our collaborator, received final FDA approval in February 2019, we do not currently have any product candidates that have obtained regulatory approval for sale in the United States or any other country, , and we cannot guarantee that our other product candidates will ever obtain such approvals. Our business is substantially dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize product candidates in a timely manner. We cannot commercialize our product candidates in the United States without first obtaining regulatory approval to market each product candidate from the FDA. Similarly, we cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities.

Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we must demonstrate in pre-clinical studies and well-controlled clinical trials that the product candidate is safe and effective for use for its target indication and that the related manufacturing facilities, processes and controls are adequate. In the United States, we are required to submit and obtain the FDA’s approval of a new drug application, or NDA, before marketing our product candidates. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate's safety and efficacy for each desired indication. We intend to submit NDAs that are subject to the requirements of section 505(b)(2) of the Food, Drug and Cosmetic Act, or FDCA, which will allow us to rely in part on published scientific literature and/or the FDA's prior findings of safety and efficacy in its approvals of similar products. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product candidate. The FDA will also inspect our manufacturing facilities to ensure that the facilities can manufacture each product candidate that is the subject of an NDA, in compliance with the applicable regulatory requirements, and may inspect our clinical trial sites to ensure that the clinical trials conducted at the inspected site were performed in accordance with good clinical practices, or "GCP", and our clinical protocol.

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

Clinical testing, of both innovative and generic products, and the submission of new drug applications under the Section 505(b)(2) regulatory pathway is expensive, time consuming and has an inherently uncertain outcome. Failure can occur at any time during the clinical trial process, even with active ingredients that have been previously approved by the FDA as safe and effective. Favorable results in pre-clinical studies and early clinical trials for one or more of our product candidates may not be predictive of similar results in future clinical trials for such product candidate. Also, interim results during a clinical trial do not necessarily predict final results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for our product candidates may not be predictive of the results we may obtain in later stage trials for such product candidates. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Clinical trial results may be inconclusive, or contradicted by other clinical trials, particularly larger clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA, or other applicable regulatory agency, approval for their products. Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

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

•	obtaining institutional review board, or IRB, approval at each site;

•	recruiting suitable patients to participate in a trial;

•	having patients complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from FDA regulations, including GCPs, or the study protocol, or dropping out of a trial;

•	adding new clinical trial sites;

•	manufacturing sufficient quantities of a product candidate for use in clinical trials; and

•	damage to clinical supplies of a product candidate caused during storage and/or transportation.

Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance.

We may also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by any Data Safety Monitoring Board for such trial, by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of any clinical trial for our product candidates or if any clinical trials are terminated, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed.

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

Undesirable side effects caused by our product candidates could result in the delay, suspension or termination of clinical trials by us, our collaborators, the FDA or other regulatory authorities for a number of reasons. For example, to date, patients treated with TWIN and Epsolay® have experienced drug-related side effects including moderate local site irritation such as dryness, erythema, scaling, pruritus, itching, stinging and burning. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our clinical trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. If we elect or are required to delay, suspend or terminate any clinical trial for any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

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

Moreover, the FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval, and the sale and promotion of our branded product candidates or any of our other product candidates, if approved. For example, in December 2016, the 21th century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and spur innovation. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability. In addition, costs arising out of any regulatory developments could be time-consuming and expensive and could divert management resources and attention and, consequently, could adversely affect our business operations and financial performance.

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

We conduct research and development primarily to enable us to manufacture and market topical dermatological creams containing drugs in accordance with FDA regulations as well as other regulatory authorities. We spent approximately $17.0 million, $25.8 million and $28.1 million on research and development activities during the years ended December 31, 2016, 2017 and 2018, respectively. We are required to obtain FDA approval before marketing our product candidates in the United States. The FDA approval process is costly, time consuming and inherently risky.

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

Certain of our product candidates may be manufactured at third-party facilities located in Canada,  New Zealand and India, in addition to our facility in Israel, and therefore our operations are subject to risks inherent in doing business internationally. Such risks include the adverse effects on operations from corruption, war, international terrorism, civil disturbances, political instability, governmental activities, deprivation of contract and property rights and currency valuation changes.

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

Healthcare costs in the United States have risen significantly over the past decade. In March 2010, the “Patient Protection and Affordable Care Act,” as amended by the “Health Care and Education Reconciliation Act,” collectively referred to as the "Affordable Care Act", was signed into law, which, among other things, required most individuals to have health insurance, established new regulations on health plans, created insurance exchanges and imposed new requirements and changes in reimbursement or funding for healthcare providers, device manufacturers and pharmaceutical companies. The Affordable Care Act also included a number of changes which may impact our product candidates, if approved:

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

•	providing a discount on brand-name prescriptions filled in the Medicare Part D coverage gap as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	imposing increased penalties for the violation of fraud and abuse laws and funding for anti-fraud activities;

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

While the Affordable Care Act may have increased the number of patients who have insurance coverage for our product candidates, if approved by the FDA, the Affordable Care Act also restructured payments to Medicare managed care plans and reduced reimbursement to many institutional providers. Accordingly, the change in the Medicaid rebate levels, the additional fees imposed upon us if we market branded drugs, other compliance obligations, and the reduced reimbursement levels to institutional providers may result in a loss of revenue and could adversely affect our business. In addition, the Affordable Care Act contemplates the promulgation of significant future regulatory action which may also further affect our business.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act. The current Presidential Administration and U.S. Congress have attempted and will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. Recently, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted, which, among other things, removes penalties for not complying with the Affordable Care Act’s individual mandate to carry health insurance. Additionally, on December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. While the Trump Administration and the Centers for Medicare & Medicaid Services have both stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, if any, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and our business. There may be additional challenges and amendments to the Affordable Care Act in the future. It is uncertain the extent to which any such changes may impact our business or financial condition.

Moreover, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and will remain in effect through 2025 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Recently there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates, if approved, or additional pricing pressure.

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

The facial aesthetic market in general, and the market for acne and rosacea treatments in particular, are highly competitive and dynamic, and characterized by rapid and substantial technological development and product innovations. These markets are also characterized by competitors obtaining patents to protect what they consider to be their intellectual property. We anticipate that TWIN and Epsolay®, if approved, will face significant competition from other approved products, including topical drugs, topical anti-acne drugs such as Acanya, Ziana, Epiduo, Epiduo Forte, Benzaclin, Aczone, Onexton and Differin and topical drugs for the treatment of rosacea such as Metrogel, Finacea and Soolantra, oral drugs such as Solodyn, Doryx, Dynacin and Minocin. If approved, TWIN and Epsolay® may also compete with non-prescription anti-acne products, as well as unapproved and off-label treatments. In addition, if approved, TWIN may compete with drug products utilizing other technologies that can separate two drug substances, such as dual chamber tubes, dual pouches or dual sachets. To compete successfully in the facial aesthetic market, we will have to demonstrate that our product is safe and effective for the respective treatment and has advantages over existing therapies. Competing in the facial aesthetic market could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

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

We believe that our principal competitors are Bausch Health, Inc., Galderma S.A., Almirall, LLC, LEO Pharma A/S and Mylan N.V. These competitors are large and experienced companies that enjoy significant competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition, and more experience and expertise in obtaining marketing approvals from the FDA and foreign regulatory authorities.

In addition to the above listed competitors, some of our product candidates might face internal competition with other product candidates of ours, for the same markets and patient populations, due to overlap in the required treatment and/or symptoms. For example, Epsolay® may compete with ivermectin cream, 1%, for treatment of rosacea.

 With respect to generic pharmaceutical products, the FDA approval process often results in the FDA granting final approval to a number of ANDAs for a given product at the time a relevant patent for a corresponding branded product or other regulatory and/or market exclusivity expires. For example, on December 30, 2016, Actavis Ltd. submitted an ANDA for ivermectin, 1%, cream, and therefore we will only be able to commercialize this product after Actavis Ltd.’s six-month exclusivity period expires. Thus, we expect, in accordance with the standard practices in the industry, to face immediate competition when we introduce a generic product into the market. As competition from other manufacturers intensifies, selling prices and gross profit margins often decline. Accordingly, the level of market share, revenue and gross profit attributable to a particular generic product that we develop is generally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Additionally, ANDA approvals often continue to be granted for a given product subsequent to the initial launch of the generic product. These circumstances generally result in significantly lower prices and reduced margins for generic products compared to brand products. New generic market entrants generally cause continued price and margin erosion over the generic product life cycle.

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

We currently have limited marketing capabilities and no sales organization. If we are unable to establish sales and marketing capabilities on our own or through third parties, we will be unable to successfully commercialize TWIN, Epsolay® or any other of our other product candidates, if approved, or generate product revenues.

We currently have limited marketing capabilities and no sales organization. To commercialize TWIN, Epsolay® or any other of our other product candidates, if approved, in the United States and other jurisdictions we may seek to enter, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. For instance, if TWIN and Epsolay® receive regulatory approval from the FDA, we intend to market them in the United States through a specialized internal sales force or a combination of our internal sales force and distributors, which will be expensive and time-consuming. Alternatively, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize TWIN, Epsolay® or any of our other product candidates.

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

If we are not successful in establishing sufficient sales and marketing capabilities to commercialize TWIN, Epsolay® or any of our other product candidates, either on our own or through collaborations with one or more third parties, our revenues will suffer and we will incur significant additional losses.

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

Outside the United States, sales of any approved products are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of our products, if any. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

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

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•
analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or that require the reporting of pricing information and marketing expenditures; and state laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•
similar healthcare laws and regulations in the European Union and other non-U.S. jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of certain protected information, such as the General Data Protection Regulation, or GDPR, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the EU (including health data).

         Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable healthcare laws. If our operations are found to be in violation of any of these or any other health regulatory laws that may apply to us, we may be subject to significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, individual imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

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

•
our current or future collaborators may fail to comply with local or any foreign health authorities’ laws and regulations, and as a result, the receipt of a site manufacturing, export or import license may be delayed or withheld for an undefined period;

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

We currently contract with third-party manufacturers and suppliers for certain compounds and components necessary to produce our product candidates for clinical trials and expect to continue to do so to support commercial scale production, if any, of our product candidates is approved. This increases the risk that if any of our product candidates is approved, we may not have access to sufficient quantities or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

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

We have granted, and may in the future grant, to third parties licenses to use our intellectual property. Generally, these licenses have granted rights to commercialize products outside the pharmaceutical field or to technology we no longer use or to otherwise use our intellectual property for a limited purpose outside the scope of our business interests. For example, in August 2013 we entered into an assignment agreement with Medicis Pharmaceutical Corporation (“Medicis”), according to which Medicis assigned to us its entire interest in one of the patents upon which we rely for our product candidate TWIN for the treatment of acne . As part of this assignment agreement, we granted to Medicis a non-exclusive, transferable, sub-licensable, royalty-free, perpetual, license to practice the inventions claimed under the patent.

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

Our business and operations will be directly influenced by the political, economic and military conditions affecting Israel at any given time. A change in the security and political situation in Israel and in the economy could impede the raising of the funds required to finance our research and development plans and to create joint ventures with third parties and could otherwise have a material adverse effect on our business, operating results and financial condition. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, including Hezbollah in Lebanon (and Syria) and Hamas in the Gaza Strip, both of which involved missile strikes in various parts of Israel causing the disruption of economic activities. Our principal offices are located within the range of rockets that could be fired from Lebanon, Syria or the Gaza Strip into Israel. In addition, Israel faces many threats from more distant neighbors, in particular, Iran.  Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could result in damage to our facilities and likewise have a material adverse effect on our business, operating results and financial condition.

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

Substantially all of our executive officers and key employees reside in Israel and although most of them are no longer required to perform reserve duty, some may be required to perform annual military reserve duty and may be called for active duty under emergency circumstances at any time. Our operations could be disrupted by the absence for a significant period of time of one or more of these officers or key employees due to military service. Any such disruption could adversely affect our business, results of operations and financial condition.

The termination or reduction of tax and other incentives that the Israeli Government provides to domestic companies may increase the costs involved in operating a company in Israel.

The Israeli government currently provides tax and capital investment incentives to domestic companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli Government has reduced the benefits available under these programs and the Israeli Governmental authorities have indicated that the government may in the future further reduce or eliminate the benefits of those programs. We may take advantage of these benefits and programs in the future; however, there is no assurance that such benefits and programs would continue to be available in the future to us. If such benefits and programs were terminated or further reduced, it could have an adverse effect on our business, operating results and financial condition.

The Israeli government grants that we have received require us to meet several conditions and may restrict our ability to manufacture some of our product candidates and transfer relevant know-how outside of Israel and require us to satisfy specified conditions.

We have received royalty-bearing grants from the government of Israel through the National Authority for Technological Innovation, or the Israel Innovation Authority, known as the “IIA” (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS), for the financing of a portion of our research and development expenditures in Israel. These IIA grants relate to a peripheral line of product candidates which forms a negligible part of our activities. We are required to pay the IIA royalties from the revenues generated from the sale of products (and related services) or services developed (in all or in part) according to, or as a result of, a research and development program funded by the IIA (at rates which are determined under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, or the Innovation Law, and related rules and regulations), up to the aggregate amount of the total grants received by the IIA, plus annual interest at an annual rate based on LIBOR. When know-how is developed using IIA grants, the Innovation Law, the IIA’s rules and guidelines as well as the terms of these grants, restrict our ability to manufacture product candidates and transfer know-how developed as a result of the IIA’s funded R&D outside of Israel. Transfer of the IIA funded know-how outside of Israel where the transferring company remains an operating Israeli entity or where the transferring company ceases to exist as an Israeli entity, requires pre-approval by the IIA, which may, at its sole discretion, grant such approval and impose certain conditions, including payment of a redemption fee calculated according to the formulas provided in the IIA’s rules and guidelines, or Redemption Fee, which takes into account the consideration for such know-how paid to the transferring company in the transaction in which the know-how is transferred. The IIA’s rules and guidelines establish a maximum payment of the Redemption Fee under the formulas provided in the IIA’s rules and guidelines and differentiates between certain situations, as further detailed in such rules and guidelines (while in any event the Redemption Fee will not exceed six times the grants received). In addition, the product candidates may be manufactured outside of Israel by us or by another entity only if prior approval is received from the IIA (such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate). In addition to the obligation to receive prior approval to manufacture outside Israel, in general, a company that transfers manufacturing rights abroad will be required to pay royalties at an accelerated rate and will be required to pay increased royalties, as defined under the IIA’s rules and guidelines. The total amount of the increased royalties to be repaid to the IIA shall not exceed, in the aggregate, 300% of the amount of the grant received (dollar linked), plus interest at annual rate based on LIBOR, depending on the manufacturing volume that is performed outside Israel less royalties already paid to the IIA.

A company also has the option of declaring in its IIA grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval following the receipt of the grant and avoiding the need to pay increased royalties to the IIA.

Recently, the IIA has published new rules and guidelines with respect to the grant to a foreign entity of the right to use know-how that was developed using the IIA’s grants, or Funded Know-How. According to these rules, the grant to a foreign entity of a right to use the Funded Know-How (which does not entirely prevent the IIA funded company from using the Funded Know-How) is subject to receipt of the IIA’s prior approval. This approval is subject to payment to the IIA in accordance with the formulas stipulated in these rules.

On August 2018, the IIA updated the abovementioned rules and established a new mechanism with respect to the grant of a license by a company (which is part of a multinational corporation) that received grants from the IIA to its group entities to use its funded Know-How. Such license is subject to the IIA's prior approval and to the payment of 5% royalties from the income deriving from such license. Such mechanism includes certain restrictions which must be met in order to be able to enjoy such lower royalty payment.

Subject to prior consent of the IIA, we may transfer Funded Know-How to another Israeli company, provided that the acquiring company assumes all of our responsibilities toward the IIA. In addition, such transfer will not be subject to the payment of the Redemption Fee, but there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation.

The restrictions under the IIA’s rules and guidelines continue to apply even after payment of the full amount of royalties payable pursuant to the grants. In addition, the government of the State of Israel may from time to time audit sales of products which it claims incorporate Funded Know-How and this may lead to additional royalties being payable on additional product candidates. Following an audit conducted by the IIA, the IIA confirmed to us that products based on encapsulation technology of solid material are exempt from royalty payment obligations to the IIA. Our product candidates TWIN and Epsolay® fall within the category of products based on encapsulation technology of solid material. However, there can be no guarantee that the IIA will not in the future attempt to claim royalties with respect to these products, or that future products will not be subject to royalties.

These restrictions may impair our ability to enter into agreements for Funded Know-How product candidates or technologies without the approval of the IIA. We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of Funded Know-How pursuant to a merger or similar transaction, or in the event we undertake a transaction involving the licensing of Funded Know-How, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the IIA’s rules and guidelines and the Innovation Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.

In August 2015, a new amendment to the Innovation Law was enacted, or Amendment No. 7, which came into effect on January 1, 2016. Since Amendment No. 7 has entered into force, the IIA was appointed to act as the entity which is responsible for the activity which was previously under the OCS’ responsibility. The IIA was granted wide freedom of action, and among other things, the authority to amend the requirements and restrictions which were specified in the Innovation Law before Amendment No. 7 became effective with respect to the ownership of Funded Know-How (including with respect to the restrictions on transfer of the Funded Know-How and manufacturing activities outside of Israel) as well as with respect to royalty payment obligations which apply to companies that received grants from the IIA. Although the IIA recently published rules, which for the most part adopted the principal provisions and restrictions specified in the Innovation Law prior to the effectiveness of Amendment No. 7, as of the date of this annual report, we are unable to assess the effect on our business of any future rules which may be published by the IIA. See “Item 4. Information on the Company – B. Business Overview — Government Regulation — IIA.”

Enforcing a U.S. judgment against us and our current executive officers and directors, or asserting U.S. securities law claims in Israel, may be difficult.

We are incorporated in Israel. All of our current executive officers and directors reside in Israel (other than two of our directors who reside in the United States) and most of our assets reside outside of the United States. Therefore, a judgment obtained against us or any of these persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It may also be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

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

We have entered into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created during and as a result of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patents Law, 5727-1967, or the Patents Law, inventions conceived by an employee during the scope of his or her employment with a company and as a result thereof are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no agreement between an employer and an employee with respect to the employee’s right to receive compensation for such “service inventions,” the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patents Law, shall determine whether the employee is entitled to remuneration for service inventions developed by such employee and the scope and conditions for such remuneration. Although our employees have agreed to assign to us service invention rights and have waived their right to receive remuneration for their service inventions, as a result of uncertainty under Israeli law with respect to the efficacy of waivers of service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

Arkin Dermatology is currently our controlling shareholder.  As of January 23, 2019, Arkin Dermatology beneficially owned approximately 72.3% of the voting power of our outstanding ordinary shares. Therefore, Arkin Dermatology has the ability to substantially influence us and exert significant control through this ownership position. For example, Arkin Dermatology is able to control elections of directors, amendments of our organizational documents, and approval of any merger, amalgamation, sale of assets or other major corporate transaction. Arkin Dermatology’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as it continues to own a significant amount of our equity, Arkin Dermatology will continue to be able to strongly influence and significantly control our decisions.

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

As of March 20, 2019, there are 18,949,968 ordinary shares outstanding. Future sales by us or our shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of the ordinary shares listed for trading are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, we have filed a registration statement on Form S-8 with the Securities and Exchange Commission, or the SEC, covering all of the ordinary shares issuable under our 2014 Share Incentive Plan, and we intend to filed one or more registration statements on Form S-8 covering all of the ordinary shares issuable under  any other equity incentive plans that we may adopt, and such shares will be freely transferable, except for any shares held by “affiliates,” as such term is defined in Rule 144 under the Securities Act. The market price of our ordinary shares may drop significantly when the restrictions on resale by our existing shareholders lapse and these shareholders are able to sell our ordinary shares into the market.

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

Arkin Dermatology, our controlling shareholder, as holder of 13,699,936 of our ordinary shares as of As of January 23, 2019, is entitled to require that we register under the Securities Act the resale of these shares into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “Item 7.B — Related Party Transactions — Registration Rights Agreement”.

We have broad discretion as to the use of the net proceeds from our initial public offering and may not use them effectively.

We intend to use the net proceeds from our initial public offering to fund our planned clinical trials of our branded product candidates, TWIN, and Epsolay®. The remaining proceeds will be used for other research and development activities, including the development of our generic product candidates, as well as for working capital and general corporate purposes. However, our management has broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from our initial public offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with this Annual Report, our management is required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above and depending on our status as per Rule 12b-2 of the Exchange Act, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404. The process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2018, our internal control over financial reporting was effective, we cannot predict the outcome of this determination in future years and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2018, our internal control over financial reporting was effective, we cannot predict the outcome of our testing or any subsequent testing by our auditor in future periods.  Any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information and affect our reputation, which could have a negative effect on the trading price of our ordinary shares.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we also ceased to be a foreign private issuer in the future, for example, the requirement to hold stockholder advisory votes on executive and severance compensation and executive compensation disclosure requirements for U.S. companies. However, as a foreign private issuer, we could still be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are exempt from such requirement for as long as we remain an emerging growth company, which may be up to five fiscal years after the date of our initial public offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (b) December 31, 2023, the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We may choose to take advantage of some or all of the available exemptions. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

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

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any).  If our group includes one or more U.S. subsidiaries, under recently-enacted rules, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether we are not treated as a controlled foreign corporation (although there is currently a pending legislative proposal to significantly limit the application of these rules).  A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions.  An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.  A United States investor should consult its advisors regarding the potential application of these rules to an investment in the ordinary shares.

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

Our capital expenditures for the years ended December 31, 2016, 2017 and 2018 were approximately $385, $1,925 and $1,052, respectively. Our current capital expenditures involve equipment and leasehold improvements.

B.           Business Overview

We are a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Our current product candidate pipeline consists of late-stage branded product candidates that leverage our proprietary, silica-based microencapsulation technology platform, and several generic product candidates across multiple indications. Our lead product candidate, TWIN, is a novel, once-daily, non-antibiotic topical cream that we are developing for the treatment of acne vulgaris, or acne. We completed a 726 subject, double-blind, placebo-controlled, six-arm, multi-center Phase II clinical trial designed to assess the safety and efficacy of TWIN in subjects with acne vulgaris. In this trial, TWIN demonstrated statistically significant improvements in all pre-defined co-primary and secondary efficacy endpoints, as compared to vehicle.

In December 2018, we announced dosing of the first subject in the pivotal Phase III clinical program evaluating the safety and efficacy of TWIN in subjects with acne vulgaris.  The program consists of two randomized, double-blind, vehicle-controlled Phase III clinical trials, each planned to enroll approximately 420 subjects aged 9 and above at a 2:1 ratio of TWIN in comparison to its vehicle.  The pivotal TWIN clinical program is being executed under an SPA agreement with the FDA which provides that the study design, clinical endpoints and statistical analysis approach for the Phase III program for TWIN will be deemed adequate to support an NDA filing for marketing approval.  We expect to report top-line data from this clinical program by the end of 2019 and, if the results from our program are positive, are planning to submit an NDA for marketing approval in 2020.

Our other branded product candidate is Epsolay®, a potential treatment for subtype II rosacea.

In view of the prospects of new products described in this annual report, we have decided to postpone the development of SIRS-T and focus on more novel products.

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

Both of our branded product candidates leverages our proprietary, silica-based microencapsulation technology platform. We maintain exclusive, worldwide commercial rights for our branded product candidates, which consist of:

•
TWIN, a novel, once-daily, non-antibiotic topical cream, which we are developing for the treatment of acne, containing a fixed-dose combination of encapsulated benzoyl peroxide, or E-BPO, and encapsulated tretinoin. Acne is one of the three most prevalent skin diseases in the world and is the most commonly treated skin disease in the United States. According to the American Academy of Dermatology, acne affects approximately 40 to 50 million people in the United States, of which approximately 10% are treated with prescription medications. In July 2017, we reported positive top-line results from a double-blind, dose-ranging active- and placebo-controlled, six-arm, multi-center Phase II clinical trial of TWIN in the United States in 726 subjects, 128 of which subjects across six treatment groups did not complete the study. The clinical trial evaluated the efficacy, tolerability and safety of two TWIN concentrations, TWIN Low and TWIN High, each containing a lower or higher concentration, respectively, of encapsulated tretinoin and an identical concentration of encapsulated benzoyl peroxide. Tretinoin and benzoyl peroxide, the two active components in TWIN, are both widely-used therapies for the treatment of acne that historically have not been conveniently co-administered due to stability concerns. The trial also evaluated the contribution of encapsulated tretinoin and encapsulated benzoyl peroxide, in the same concentrations as those in the respective TWIN treatment groups, to the efficacy of TWIN High and TWIN Low. In this trial, TWIN showed statistically significant improvements in all pre-defined co-primary and secondary efficacy endpoints, as compared to vehicle. In addition, TWIN was well tolerated with no treatment-related serious adverse events. Based on the efficacy data we observed in the Phase II trial, we believe TWIN, if approved, has the potential to become a preferred treatment for acne. In December 2018, we announced dosing of the first subject in the pivotal Phase III clinical program evaluating the safety and efficacy of TWIN in subjects with acne vulgaris.  The program consists of two randomized, double-blind, vehicle-controlled Phase III clinical trials.  Each clinical trial is planned to enroll approximately 420 subjects aged 9 and above at a 2:1 ratio of TWIN in comparison to its vehicle, with a power of 99%.  The pivotal TWIN clinical program is being executed under an  SPA agreement with the FDA which provides that the study design, clinical endpoints and statistical analysis approach for the Phase III program for TWIN will be deemed adequate to support an NDA filing for marketing approval.  We expect to report top-line data from this clinical program by the end of 2019 and, if the results from our program are positive, are planning to submit an NDA for marketing approval in 2020.

•
Epsolay®, a topical cream containing 5% encapsulated benzoyl peroxide, which we are developing for the treatment of subtype II (papulopustular) rosacea. Rosacea is a chronic skin disease characterized by facial redness, inflammatory lesions, burning and stinging. According to the U.S. National Rosacea Society, approximately 16 million people in the United States are affected by rosacea. According to a study we commissioned, approximately 4.8 million people in the United States experience subtype II symptoms. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne , except that comedowns are absent, and patients may report associated burning and stinging sensations. We evaluated Epsolay® in a double blind, randomized, dose-ranging Phase II clinical trial involving 92 adult subjects at ten centers in the United States. In this trial, Epsolay® showed statistically significant improvements in the Investigator Global Assessment, or IGA, pre-defined co-primary efficacy endpoint and in the percent change in inflammatory lesion count at week 12, as compared to vehicle. Epsolay® was also well tolerated in this trial. Current topical therapies for subtype II rosacea are limited due to tolerability concerns. For example, BPO, a common therapy for acne, is not used for the treatment of subtype II rosacea due to side effects. As encapsulated BPO, Epsolay®is designed to redefine the standard of care for the treatment of subtype II rosacea. If approved, we expect Epsolay® to be the first product containing BPO that is marketed for the treatment of subtype II rosacea. In June 2018, we announced dosing of the first subject in our pivotal Phase III clinical program of Epsolay® in subjects with papulopustular rosacea.  The program is being conducted in accordance with an SPA agreement with the FDA regarding the design of the pivotal trials.  The program consists of two randomized, multi-center, double-blind, vehicle-controlled clinical trials at approximately 50 sites in the United  States.  Each pivotal trial is planned to enroll 350 subjects in a 2:1 ratio of Epsolay in comparison to its vehicle, with a power of greater than 90%.  In September 2018, we announced that we had completed enrollment of half of the patients in our pivotal Phase III clinical trials of Epsolay®, and we commenced a long-term safety study.  We expect to report top-line data from these trials in 2019.

In addition to our late-stage branded product candidates, we have one FDA approved generic topical dermatological product, which is a generic version of Zovirax® (acyclovir) cream, 5%. In February 2019, we announced that Perrigo received final approval from the FDA for this product.  The product was developed in a collaboration between us and Perrigo in which we shared development costs with Perrigo and will equally share the gross profits generated from sales of the product.  Following receipt by Perrigo of final approval from the FDA, we launched the product in February 2019.

We are also currently developing a portfolio of six generic topical dermatological products. Five of our generic product candidates are being developed in collaboration with Perrigo UK Finco Limited Partnership, or Perrigo. A sixth generic product candidate is being developed in collaboration with Douglas Pharmaceuticals (New Zealand), or Douglas Pharmaceuticals. Both Perrigo and Douglas Pharmaceuticals have significant experience in the development of generic drugs.

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

The following chart represents our current branded and generic product candidate pipeline:

Our Branded Product Candidates

TWIN for Acne

Using our proprietary, silica-based microencapsulation technology platform, we are developing to become a preferred treatment for acne by dermatologists and their patients.

TWIN is a novel, once-daily, non-antibiotic topical cream containing a fixed-dose combination of encapsulated benzoyl peroxide and encapsulated tretinoin that we are developing for the treatment of acne. Studies have shown that benzoyl peroxide and tretinoin are effective in treating acne as monotherapies; moreover, according to an article in the American Academy of Dermatology (2009), dermatologists recommend combining the two monotherapies as a first-line approach for acne, but a drug-drug interaction that causes the degradation of tretinoin has previously prohibited the development of a combination therapy. By encapsulating the two agents separately through the use of our technology platform, TWIN is designed to be a fixed-dose combination that otherwise would not be stable. Similar to other combination drug products, such as clindamycin and benzoyl peroxide, we expect TWIN to be kept refrigerated throughout the supply chain and then stored in ambient conditions upon its distribution to patients. Pre-clinical data suggests that TWIN may be more tolerable than generic tretinoin gel 0.1% and Epiduo, a branded fixed-dose combination of benzoyl peroxide and adapalene, without a corresponding loss in efficacy. In addition, Epiduo and its successor Epiduo Forte contain adapalene as opposed to tretinoin, which is widely considered to be more effective than adapalene, but generally causes greater irritation. We expect that TWIN, if approved, will compete directly with Epiduo and Epiduo Forte. We expect to utilize the FDA’s 505(b)(2) regulatory pathway in seeking approval of TWIN in the United States.

In July 2017, we reported the completion of a 726 subject, randomized, multi-center, double-blind, placebo-controlled Phase II clinical trial of TWIN in the United States that demonstrated statistically significant improvements compared to vehicle in the co-primary efficacy endpoints of “clear” or “almost clear” with a two-grade reduction in IGA and in reducing absolute inflammatory and non-inflammatory lesion counts at week 12. Of the 726 subjects enrolled in the trial, 128 subjects across six treatment groups did not complete the study. The most common reasons for subjects not completing the study were the withdrawal of informed consent (42 subjects), loss to follow-up (56 subjects) and adverse events (18 subjects).

In December 2018, we announced dosing of the first subject in the pivotal Phase III clinical program evaluating the safety and efficacy of TWIN in subjects with acne vulgaris.  The program consists of two randomized, double-blind, vehicle-controlled Phase III clinical trials.  Each clinical trial is planned to enroll approximately 420 subjects aged 9 and above at a 2:1 ratio of TWIN in comparison to its vehicle, with a power of 99%.  The pivotal TWIN clinical program is being executed under an  SPA agreement with the FDA which provides that the study design, clinical endpoints and statistical analysis approach for the Phase III program for TWIN will be deemed adequate to support an NDA filing for marketing approval. We  expect to report top-line data from this clinical program by the end of 2019 and, if the results from our program are positive, are planning to submit an NDA for marketing approval in 2020.

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

Due to the frequency of recurrence and relapse, acne is characterized as a chronic inflammatory disease, which may require treatment over a prolonged period of time. Acne is one of the three most prevalent skin diseases in the world and is the most commonly treated skin disease in the United States. According to the American Academy of Dermatology, acne affects approximately 40 to 50 million people in the United States and approximately 85% of people between the ages of 12 and 24 experience some form of acne. Acne patients suffer from the appearance of lesions on areas of the body with a large concentration of oil glands, such as the face, chest, neck and back. These lesions can be inflamed (papules, pustules, nodules) or non-inflamed (comedones). Early effective treatment is recommended to lessen the overall long-term impact. For most people, acne diminishes over time and tends to disappear, or at least to decrease, by the age of 25. There is, however, no way to predict how long it will take for symptoms to disappear entirely, and some individuals continue to suffer from acne well into adulthood.

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

TWIN for Acne

Using our proprietary, silica-based microencapsulation technology platform, we are developing TWIN to become the preferred treatment for acne by dermatologists and their patients. Our silica-based proprietary delivery system is designed to enhance the tolerability and stability of topical drugs while maintaining their efficacy. Topical drugs often struggle to balance achieving both high efficacy and high tolerability. Our technology platform entraps active ingredients in an inert silica shell, which creates an unnoticeable barrier between the active ingredient and the skin. The resulting microcapsules are designed to allow the entrapped active ingredients to gradually migrate through the pores of the shell and deliver active ingredient doses into the skin in a controlled manner, resulting in improved tolerability and stability without sacrificing efficacy.

We believe that TWIN, a fixed-dose combination of a cream containing encapsulated benzoyl peroxide and encapsulated tretinoin, has the potential to solve the industry-wide challenge of stabilizing tretinoin in the presence of benzoyl peroxide, a combination known to be effective in acne therapy, but not previously conveniently co-administered. While benzoyl peroxide slows the proliferation of P. acnes, tretinoin regulates hyperkeratinization and abnormal desquamation of follicular epithelium. This creates a synergistic combination which has the potential to overcome the challenges faced by currently approved products.

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

TWIN Phase II Trial Design

In May 2016, we commenced a Phase II, multi-center, six-arm, randomized, double-blind, placebo-controlled study designed to assess the efficacy, tolerability and safety of two TWIN concentrations, TWIN Low and TWIN High. Each TWIN concentration contained identical concentrations of encapsulated benzoyl peroxide. TWIN Low contained a lower concentration of encapsulated tretinoin, while TWIN High contained a higher concentration of encapsulated tretinoin. The trial also evaluated the contribution of each of the encapsulated forms of both the lower and higher concentrations of tretinoin, or encapsulated tretinoin High and encapsulated tretinoin Low, and of encapsulated benzoyl peroxide. A total of 726 subjects were enrolled in the trial at 36 sites in the United States of which 598 subjects completed the trial. We reported topline results of the trial in July 2017. Subjects were equally randomized into six treatment groups: TWIN High, TWIN Low, encapsulated tretinoin High, encapsulated tretinoin Low, encapsulated benzoyl peroxide and vehicle. The age of the subjects ranged from 10 to 59, with a mean age of 22. Gender distribution was 37% male and 63% female, with patients of a variety of skin types. Inclusion criteria required 20 to 50 inflammatory lesions and 25 to 100 non-inflammatory lesions and an IGA score of 3 or 4 (“moderate” or “severe”) on a five-point scale that ranges from a score of zero, representing “clear” skin, to a score of 4, representing “severe” disease. Subjects were also required to have two or fewer cysts or nodules. The evaluation period spanned 12 weeks after initial treatment. Subjects were instructed to apply the drug once daily before bedtime.

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

Of the 726 subjects who enrolled in the study, 128 subjects across the six treatment groups did not complete the study. The most common reasons for subjects not completing the study were the withdrawal of informed consent (42 subjects), loss to follow-up (56 subjects) and adverse events (18 subjects). For TWIN High and TWIN Low, five subjects (4.2%) and eight subjects (6.6%) withdrew informed consent, respectively, compared to six subjects (5.0%) for vehicle, seven subjects (5.7%) for encapsulated tretinoin High, eight subjects (6.6%) for encapsulated tretinoin Low and eight subjects (6.6%) for encapsulated benzoyl peroxide. Eleven subjects (9.2%) in the TWIN High group and six subjects (5.0%) in the TWIN Low group were lost to follow-up, compared to nine subjects (7.6%) for vehicle, 17 subjects (13.9%) for encapsulated tretinoin High, six subjects (4.9%) for encapsulated tretinoin Low and seven subjects (5.7%) for encapsulated benzoyl peroxide. For TWIN High and TWIN Low, five subjects (4.2%) and three subjects (2.5%) did not complete the trial due to adverse events, respectively, compared to no subjects for vehicle, four subjects (3.3%) for  encapsulated tretinoin High, two subjects (1.6%) for encapsulated tretinoin Low and four subjects (3.3%) for encapsulated benzoyl peroxide.

Phase III Clinical Program

In December 2018, we announced dosing of the first subject in the pivotal Phase III clinical program evaluating the safety and efficacy of TWIN in subjects with acne vulgaris. The program consists of two randomized, double-blind, vehicle-controlled Phase III clinical trials.  Each clinical trial is planned to enroll approximately 420 subjects aged 9 and above at a 2:1 ratio, with a power of 99%.  The pivotal TWIN clinical program is being executed under an SPA agreement with the FDA which provides that the study design, clinical endpoints and statistical analysis approach for the Phase III program for TWIN will be deemed adequate to support an NDA filing for marketing approval.  We expect to report top-line data from this clinical program by the end of 2019and, if the results from our program are positive, are planning to submit an NDA for marketing approval in 2020.

In parallel with, our Phase III clinical program, we intend to conduct a pharmacokinetics safety study and expect to commence additional safety studies.

Epsolay® for Subtype II Rosacea

Epsolay® Overview

Epsolay® is a once-daily topical cream containing 5% encapsulated benzoyl peroxide that we are developing for the treatment of subtype II rosacea. We believe Epsolay® has the potential to become the first product to contain  encapsulated benzoyl peroxide for the treatment of subtype II rosacea and, if approved, has the potential to redefine the standard of care for the treatment of inflammatory lesions associated with subtype II rosacea. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne , except that comedones are absent, and patients may report associated burning and stinging sensations. In 2012, we completed a 92 subject, randomized, multi-center, double-blind, vehicle-controlled Phase II trial for Epsolay® in the United States that demonstrated statistically significant improvements compared to vehicle in achieving the IGA success co-primary efficacy endpoint and in reducing papulopustular-lesions based on the percentage change in the inflammatory lesion count from baseline at week 12.  In addition, the tolerability profile of Epsolay® was similar to that of vehicle. We expect that Epsolay®, if approved, will compete directly with Soolantra. We expect to utilize the FDA’s 505(b)(2) regulatory pathway in seeking approval of Epsolay® in the United States. In June 2018, we announced dosing of the first subject in our pivotal Phase III clinical program of Epsolay® in subjects with papulopustular rosacea.  The program is being conducted in accordance with an SPA agreement with the FDA regarding the design of the pivotal trials. The program consists of two randomized, multi-center, double-blind, vehicle-controlled clinical trials at approximately 50 sites in the United  States.  In September 2018, we announced that we had completed enrollment of half of the patients in our pivotal Phase III clinical trials of Epsolay®, and we commenced a long-term safety study  We expect to report top-line data from these trials in 2019. Rosacea is a chronic skin disease characterized by persistent facial erythema (redness) and temporary inflammatory lesions (papules, pustules or both). Often misdiagnosed as acne vulgaris due to similarities between inflammatory acne lesions and rosacea lesions and the potential for disfigurement, rosacea is gradually increasing in visibility as a disease. The most prominent age group affected includes adults age 30 and above, with stronger prevalence across women and adults with fair-skin.

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

Our Solution for Subtype II Rosacea — Epsolay®

Benzoyl peroxide is approved by the FDA for the treatment of acne and is widely considered to be safe and effective. Currently, there is no approved benzoyl peroxide product in the rosacea treatment landscape as a result of potential tolerability issues, despite clinical studies showing that treatment with benzoyl peroxide could be efficacious. According to a published study, benzoyl peroxide was found to be an effective treatment for rosacea but caused irritation. Using our proprietary, silica-based microencapsulation technology platform, we believe our Epsolay® candidate for the treatment of subtype II rosacea can improve on current subtype II rosacea treatments in the following ways:

•
Epsolay® creates a silica-based barrier between benzoyl peroxide crystals and the skin and, as a result, can reduce irritation typically associated with topical application of benzoyl peroxide, increasing the potential for more tolerable application to rosacea-affected skin.

•	Epsolay®'s release of the drug can reduce irritation while maintaining efficacy.

Epsolay® is an innovative topical cream, and if approved, would be the first product containing benzoyl peroxide for the treatment of subtype II rosacea.

Epsolay® Phase II Trial Design

In August 2012, we completed a multi-center, three-arm, randomized, double-blind, placebo-controlled study designed to assess the efficacy, tolerability and safety of two Epsolay® concentrations, Epsolay®1% (encapsulated benzoyl peroxide 1%) and Epsolay®5% (encapsulated benzoyl peroxide 5%). A total of 92 subjects were enrolled in the trial at ten sites in the United States. Subjects were equally randomized into three separate arms: Epsolay®1%, Epsolay®5% and vehicle and each group received a once-daily dose. All subjects were 18 years of age or older, with a mean age of 51. Gender distribution was 27% male and 73% female. Inclusion criteria required facial rosacea with 12 or more inflammatory lesions at enrolment and a score of 2, 3 or 4 (“mild”, “moderate” or “severe”) on a five-point IGA scale that ranges from a score of 0, representing “clear skin,” to a score of 4, representing a “severe” disease. The evaluator also rated the following signs and symptoms of local skin irritation on a scale of 0 to 3 (“none”, “mild”, “moderate”, “severe”): dryness, scaling, pruritus, stinging and burning. The evaluation period spanned 12 weeks after initial treatment. At baseline across all treatment groups, the mean inflammatory lesion count was 19.9, 28.6 and 22.9 for vehicle, Epsolay®1% and Epsolay®5%, respectively. 73.9% of the subjects had an IGA score of  “moderate”, or 3, while the remainder had an IGA score of  “mild”, or 2 and “severe”, or 4.

Two primary efficacy endpoints were defined for this trial:

•	the proportion of subjects who achieve at least a two-grade reduction in the IGA score and either “clear” or “almost clear” at week 12; and

•	the reduction in the mean inflammatory lesion count from baseline at week 12.

All statistical analyses and data shown for Epsolay® are on the ITT population. The ITT population for Epsolay®1% consisted of 32 subjects, 3 of which had mild rosacea, 24 of which had moderate rosacea and 5 of which had severe rosacea. The ITT population for Epsolay®5% consisted of 30 subjects, 4 of which had mild rosacea, 21 of which had moderate rosacea and 5 of which had severe rosacea.

In this trial, we defined “clear” as no inflammatory lesions present with no or very mild erythema immediately localized to and around where inflammatory lesions were present, and “almost clear” as very mild erythema immediately localized to and around inflammatory lesions with very few small papules/pustules. The FDA required a modification to our definition of “clear” on the IGA scale such that the category of  ”clear” represented the absence of the disease at the end of the trial. Out of the 11 subjects that were defined as “mild” at baseline, there was only one subject that was treated with Epsolay® and reached “clear” at the end of the trial.

Epsolay®Phase II Trial Results

As outlined below, Epsolay® 5% demonstrated statistically significant improvement in the IGA co-primary efficacy endpoints. The IGA success rate, defined as having at least a two-grade reduction in the IGA score and either “clear” or “almost clear” at week 12, was 53.3% for Epsolay®5% (p-value of 0.0013 vs. vehicle), 37.5% for Epsolay®1% (p-value of 0.0836 vs. vehicle) and 20.0% for vehicle, indicating a successful dose-ranging study. The mean change from baseline in the absolute number of inflammatory lesions was -14.1 for Epsolay®5%, -21.6 for Epsolay®1% and -7.4 for vehicle. The median change from baseline in the absolute number of inflammatory lesions was -15.0 for Epsolay®5%, -12.5 for Epsolay®1% and -10.0 for vehicle.

The following table summarizes the efficacy results for Epsolay®.

Epsolay®Phase II Efficacy Results at Week 12 (ITT)	Vehicle (N=30)	Epsolay®1% (N=32)	Epsolay®5% (N=30)
Dichotomized IGA – Primary Success
Success	6 (20.0%)	12 (37.5%)	16 (53.3%)
Failure	24 (80.0%)	20 (62.5%)	14 (46.7%)
p-value relative to vehicle		0.0836	0.0013
Inflammatory Lesion Count – Change from Baseline
Mean	-7.4	-21.6	-14.1
Median	-10.0	-12.5	-15.0
p-value relative to vehicle		0.0276	0.0037

LOCF (last observation carried forward) used to impute mission observations		0.0836	0.0013

The following chart presents results for the IGA efficacy endpoint from baseline to the end of the 12-week treatment period in the ITT population.

The following chart presents the success in the mean and median reduction in inflammatory lesion counts from baseline to the end of the 12-week treatment period in the ITT population.

The high reduction in the mean absolute number of inflammatory lesions in Epsolay®1% is a result of no upper limit on the number of inflammatory lesions at baseline and therefore we believe only the median change from baseline in the absolute number of inflammatory lesions should be examined to assess dose-ranging efficacy.

We also assessed cutaneous tolerability by recording the dryness, scaling, pruritus, stinging and burning on a four-point scale from 0 to 3 at baseline and at each visit. These measurements are either measured by the physician or reported by the subject. Overall, both of Epsolay®1% and Epsolay®5% were well tolerated.

Of the 92 subjects that were randomized, 28 subjects in each treatment group completed the study. Two subjects in the vehicle group discontinued the study early: one subject withdrew consent and one subject was lost to follow-up. Four subjects in the Epsolay®1% group discontinued the study early: two subjects withdrew consent and two subjects discontinued the study due to “application site dermatitis”, which was moderate in severity, and “cyst”, which was deemed not related to the local application of Epsolay®. Two subjects in the Epsolay®5% group discontinued the study early: one subject was lost to follow-up, and one subject was discontinued due to an “application site reaction”.

Ultimately, the Phase II trial found that both Epsolay®1% and Epsolay®5% had a favorable effect on subtype II rosacea. As a result of these findings, we selected Epsolay®5% for further development.

Phase III Clinical Program

In June 2018, we announced dosing of the first subject in our pivotal Phase III clinical program of Epsolay® in subjects with papulopustular rosacea.  The program is being conducted in accordance with an SPA agreement with the FDA regarding the design of the pivotal trials.   The program consists of two randomized, multi-center, double-blind, vehicle-controlled clinical trials at 50 sites in the United States.  Each pivotal trial is planned to enroll 350 subjects in a 2:1 ratio of Epsolay in comparison to its vehicle, with a power of greater than 90%.  The primary efficacy endpoints for both trials are success in the IGA defined as two-grade reduction in IGA on a stage of 0 to 4 with a “clear” (0) or “almost clear” (1) at week 12, and a reduction in mean inflammatory lesion count at week 12.   In September 2018, we announced that we had completed enrollment of half of the patients in our pivotal Phase III clinical trials of Epsolay®.  We expect to report top-line data from these trials in 2019.

In parallel with our Phase III clinical program we intend to conduct a long-term safety study, which we have commenced. We designed the Phase III program to demonstrate the efficacy and safety of treatment with Epsolay® relative to vehicle for the treatment of subtype II rosacea.

Generic Drug Product Candidates

In addition to our branded product candidates, we have one FDA approved generic topical dermatological product, which is a generic version of Zovirax® (acyclovir) cream, 5%. In February 2019, we announced that Perrigo received final approval from the FDA for this product.  The product was developed in a collaboration between us and Perrigo in which we shared development costs with Perrigo and will equally share the gross profits generated from sales of the product.  Following receipt by Perrigo of final approval from the FDA, we launched the product in February 2019.

We are also currently developing a portfolio of six generic topical dermatological products, with five of our generic product candidates, including ivermectin cream, 1%, being developed in collaboration with Perrigo and another being developed in collaboration with Douglas Pharmaceuticals. Both Perrigo and Douglas Pharmaceuticals have significant experience in the development of generic drugs.

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

In contrast, we use proprietary ‘sol-gel’ processes to shape silica on site to form microcapsule shells of almost any size and release profile. Sol-gel is a chemical process whereby amorphous silica, or other metal oxides, are made by forming interconnections among colloidal particles (the “sol”) under increasing viscosity until a rigid silica shell (the “gel”) is formed. The drug substance that is added during the sol-gel reaction is encapsulated, using a patented technique, by which a core-shell structure is formed. The drug substance is in the core and the silica is the capsule shell. At the end of the process, the microcapsules are in the shape of small beads ranging from 1 – 40 micron in size. This process results in an aqueous suspension in which the drug substances are entrapped in silica particles.

We intend to leverage our technology platform to take advantage of the fact that the FDA has already approved drugs containing silica excipients for topical administration and utilizes our expertise in micro encapsulation processes to potentially expedite the approval process of drugs that are based on our technology platform.

Collaboration Agreements

Perrigo

On April 27, 2015, we entered into a development, manufacturing and commercialization agreement with Perrigo, as amended on October 26, 2015, to work toward the objective of obtaining all FDA approvals necessary for the commercialization of ivermectin cream, 1%, in the United States. Perrigo will conduct all regulatory, scientific, clinical and technical activities necessary to develop ivermectin cream, 1%, prepare and file an ANDA with the FDA, and gain regulatory approval to market ivermectin cream, 1%, in the United States. We granted Perrigo the right, title and interest in and to ivermectin cream, 1%, and agreed on each party’s portion of the costs associated with performance under the agreement. Perrigo also owns intellectual property created in connection with the development of ivermectin cream, 1%. If approval by the FDA of the ANDA, Perrigo is required to use diligent efforts to commercialize ivermectin cream, 1%, in the United States. Perrigo has the sole and exclusive right to establish and control the prices and all other terms and conditions for the sales of ivermectin cream, 1%, in the United States and is required to do so in good faith. We will be entitled to 50% of Perrigo’s gross profits related to the sale of ivermectin cream, 1%, on a quarterly basis, for a period of 20 years following the first commercial sale of the ivermectin cream, 1%, in the United States. The agreement may be terminated if the gross profits relating to the sale of the product do not exceed a certain threshold or if the potential market for the product has been significantly reduced due to regulatory changes.

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

In connection with the transfer of the first generic version of Zovirax® (acyclovir) cream, to us by Arkin Dermatology on August 22, 2017, we assumed an agreement with Perrigo UK for the development, manufacturing and commercialization of the generic version of Zovirax® (acyclovir) cream. Under the terms of the agreement, Perrigo UK was required to conduct all regulatory, scientific, clinical and technical activities necessary to develop the generic version of Zovirax® (acyclovir) cream, prepare and file an ANDA with the FDA, and gain regulatory approval to market the generic version of Zovirax® (acyclovir) cream. The agreement provides that as soon as reasonably practical after final approval by the FDA of the ANDA, Perrigo UK is required to use diligent efforts to commercialize the product in the United States. Perrigo UK has the sole and exclusive right to establish and control the prices and all other terms and conditions for the sales of the product in the United States and is required to do so in good faith . We are responsible for 80% of all out-of-pocket clinical study costs related to the generic version of Zovirax® (acyclovir) cream. We will be entitled to 50% of Perrigo UK’s gross profits related to the sale of the generic version of Zovirax® (acyclovir) cream, on a quarterly basis, for a period of 20 years following the first commercial sale of the generic product. The agreement may be terminated if the gross profits relating to the sale of the generic version of Zovirax® (acyclovir) cream do not exceed a certain threshold or if the potential market for the product has been significantly reduced to regulatory changes.

In February 2019, we announced that Perrigo received final approval from the FDA for the first generic version of Zovirax® (acyclovir) cream, 5%. We launched the product in February 2019.

In addition, we have entered into collaboration agreements with Perrigo Israel, an affiliate of Perrigo Company plc, for the development, manufacturing and commercialization of four other generic product candidates.  Under such agreements Perrigo will conduct the regulatory (if relevant), scientific, clinical and technical activities necessary to develop the generic product candidates and seek regulatory approval with the FDA for the generic product candidates. If approved by the FDA, Perrigo has agreed to commercialize the generic product candidates in the United States.  We and Perrigo will share the development costs and the gross profits generated from the sales of the generic product candidates, if approved.

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

Intellectual Property

Our intellectual property and proprietary technology are directed to the development, manufacture and sale of our branded product candidates: TWIN and Epsolay®. We seek to protect our intellectual property, core technologies and other know-how, through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others.

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

Our patent portfolio that is directed to our branded product candidates includes 64 patents and patent applications and claims processes for manufacture (including silica microencapsulation platform and other technologies), formulations, composition of matter, and methods of use. Of these 64 patents and patent applications, 32 are granted patents (3 in the United States and 29 in other countries) and 32 are pending applications (18 in the United States and 14 in other countries).

For our TWIN product candidate, we have obtained patent protection for the composition of matter in the United States, Canada, Japan, Mexico (with a term until 2028) and we have a pending application claiming composition of matter in the European Patent Office. There are four patent families protecting the process for the encapsulation of the active agents of our TWIN product candidate (one patent family has patents granted in Canada, India, and Japan (with a term until 2028) and applications pending in the United States, Europe and Mexico; the second patent family has a patent granted in Mexico (with a term until 2029) and pending applications in the United States and Canada; and the third patent family has patents granted in Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland, United Kingdom), China, India, Japan and Mexico (with a term until 2030) and pending applications in the United States and Canada); and the fourth patent family has patents granted in Canada, China, Israel, India and Mexico and an application pending in the United States. We own pending patents for the formulation of our TWIN product candidate in the United States (with a term until 2038), Canada, Europe, China, India and Mexico and a granted patent in Japan (in the case of the patent in Japan, with a term until 2032). We have two pending U.S. applications for the method of treatment and composition of our TWIN product candidate. We have five registered trademark applications in Israel, Europe and United States and five trademark applications pending in Canada.

For our Epsolay® product candidate, we have obtained a patent in the United States (with a term until 2032) covering the composition for topical treatment of rosacea. We have further pending applications for this composition in the United States, Canada, Europe, Japan, China and Mexico. There are two patent families directed to the process for encapsulation of the active agents of our Epsolay® product candidate (one patent family has granted patents in Canada, India, and Japan (with a term until 2028) and pending applications in the United States, Europe and Mexico; and the second patent family has patents granted in Canada, China, Israel, India and Mexico and an application pending in the United States. We also have two unpublished patent applications covering the methods of use of Epsolay® for the treatment of rosacea.

We have four registered trademark applications in Israel, Europe and the United States, three accepted trademark applications in Canada and one trademark application pending in Canada. These registrations and pending applications, if approved, will cover potential brand names for our Epsolay® product candidate in Israel, Canada and the United States.

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

There are numerous companies that have branded or generic products or product candidates in the dermatology market. Among them are Aclaris Therapeutics, Inc., Akorn, Inc., Almirall S.A., Aqua Pharmaceuticals LLC, Bayer HealthCare AG, Cassiopea SpA, Dermira, Inc., Foamix Pharmaceuticals Ltd., Galderma Pharma S.A., Glenmark Pharmaceuticals Ltd., G&W Laboratories, Inc., LEO Pharma A/S, Mylan N.V., Novan, Inc., Novartis AG, Novum Pharma, LLC, Perrigo Company plc, Pfizer, Inc., Sienna Biopharmaceuticals, Inc., Spear Therapeutics, Ltd., Sun Pharmaceutical Industries Ltd., Teligent, Inc., Teva Pharmaceutical Industries Ltd., and Valeant Pharmaceuticals International, Inc.

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

TWIN and Epsolay® target the well-established acne and rosacea markets. If approved, we expect them to compete with current standard-of-care treatments, whether branded, generic or over-the-counter, as well as with new treatments to be approved in the future. The current standard-of-care for acne includes topical anti-bacterial drugs such as benzoyl peroxide that are broadly available over-the-counter, prescription drug products that are based on single retinoid drug products such as Differin, Atralin, Retin-A, Retin-A Micro and Tazorac, Altreno,fixed-dose combinations of benzoyl peroxide and adapalene such as Epiduo and Epiduo Forte, fixed-dose combinations of benzoyl peroxide and clindamycin such as Duac, Benzaclin, Onexton and Acanya, fixed-dose combinations of tretinoin and clindamycin such as Ziana and Veltin, and topical antibiotics such as Aczone. The current standard of care for rosacea includes Metrogel, Finacea and the recently launched Soolantra, as well as oral Oracea (doxycycline embedded in a technology platform). As a fixed-dose combination product candidate, TWIN may also compete with drug products utilizing other technologies that can separate two drug substances, such as dual chamber tubes, dual pouches or dual sachets. In addition to these products, our FDA approved generic version of Zovirax® (acyclovir) cream, 5% and our generic drug product candidates, including ivermectin cream, 1%, are expected to face direct competition from branded drugs and authorized generics which are prescription drugs produced by the branded pharmaceutical companies and marketed under a private label, at generic prices. On December 30, 2016, Actavis Ltd. submitted an ANDA for ivermectin, 1%, cream, and therefore we will only be able to commercialize this product after Actavis Ltd.'s six-month exclusivity period expires.

Marketing, Sales and Distribution

We do not currently have any sales, marketing or distribution capabilities. In order to commercialize our product candidates, if approved for commercial sale, we must either develop a sales and marketing infrastructure or collaborate with third parties that have sales and marketing experience. We intend to commercialize our late-stage branded product candidates in the United States, if approved, by building a specialized sales and marketing organization focused solely on dermatologists and their patients. Because the U.S. market is served by a relatively small number of practicing dermatologists, we believe a small and dedicated sales force can efficiently cover a significant portion of that targeted patient population. In other markets, we may selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our product candidates.

Manufacturing

We rely on and expect to continue to rely on third-party contract manufacturing organizations, or CMOs, for the supply of current good manufacturing practice-grade, or cGMP-grade, clinical trial materials and commercial quantities of our product candidates and products, if approved. We do not currently have any agreements for the commercial production of raw materials we use. For some materials, we rely on a single source supplier of raw material while for the majority of raw materials used for the production of clinical and commercial supplies of our product candidates, alternative suppliers are available.

Government Regulation

Our business is subject to extensive government regulation. We have been voluntarily certified by the Israel notified body, the Standards Institution of Israel for the design, development and production of pharmaceutical products, a partner of IQNet. Regulation by governmental authorities in the United States and other jurisdictions is a significant factor in the development, manufacture and commercialization of our product candidates and in our ongoing research and development activities. As of August 2018, we were granted a GMP certification for medicinal products by the Israel Ministry of Health.

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

In most cases of an ANDA, the proposed generic drug must be shown to be bioequivalent to the reference listed drug (RLD, or reference product) and in other cases, the bioequivalent study is being conducted in in-vitro studies and not in clinical trials. The FDCA provides that a generic drug is bioequivalent to the listed drug if: the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug when administered at the same molar dose of the therapeutic ingredient under similar experimental conditions in either a single dose or multiple doses. During bioequivalence studies, an applicant compares the systemic exposure profile of a test drug product to that of the RLD on the target population at the same regimen and exposure period as the RLD were the resulted efficacy outcomes are being compared to demonstrate being equivalent.

Submission of an NDA to the FDA

The results of the pre-clinical studies and clinical trials, together with other detailed information, including information on the manufacture, control and composition of the product, are submitted to the FDA as part of an NDA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, applicants are required to pay fees to the FDA for reviewing an NDA. These application user fees, as well as the annual program fees required for approved products, can be substantial. The NDA application review fee alone can exceed $2.5 million, subject to certain limited deferrals, waivers and reductions that may be available.

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

Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer or holder of an approved NDA, as well as lead to potential market disruptions. These restrictions may include recalls, suspension of a product until the FDA is assured that quality standards can be met, and continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval. There also are continuing, annual program user fee requirements for any approved products, as well as new application fees for supplemental applications with clinical data.

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

Separately, in the event the FDA makes a written request for pediatric data relating to a drug product, an NDA sponsor who submits such data may be entitled to pediatric exclusivity. Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing exclusivity.

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

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of Epsolay® and TWIN, in addition to the costs required to obtain the FDA approvals. For example, Epsolay® and TWIN may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

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

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act. The new Presidential Administration and U.S. Congress have attempted and will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. Recently, the Tax Act was enacted, which, among other things, removes penalties for not complying with the Affordable Care Act’s individual mandate to carry health insurance. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. While the Trump Administration and the Centers for Medicare & Medicaid Services have both stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, if any, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and our business. There may be additional challenges and amendments to the Affordable Care Act in the future. It is uncertain the extent to which any such changes may impact our business or financial condition.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2027 unless additional Congressional action is taken. Additionally, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Recently there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect that additional state and federal healthcare initiatives will be adopted in the future, any of which could impact the coverage and reimbursement for drugs, including our product candidates, if approved.

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

Healthcare Laws and Regulations

Although currently have any product candidates on the market, other than the first generic version of Zovirax® (acyclovir) cream, 5% for which Perrigo, our collaborator, received final FDA approval in February 2019, our current and future business operations may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, price reporting and physician sunshine laws. Some of our pre-commercial activities are subject to some of these laws.

The federal Anti-Kickback Statute makes it illegal for any person or entity, including a prescription drug manufacturer or a party acting on its behalf to knowingly and willfully, directly or indirectly solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, lease of any good, facility, item or service for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations of this law are punishable by up to ten years in prison, and can also result in criminal fines, civil money penalties and exclusion from participation in federal healthcare programs. Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to, or approval by, federal programs, including Medicare and Medicaid, claims for items or services, including drugs, that are false or fraudulent or not provided as claimed, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to a federal program. Persons and entities can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our product candidates, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for our product candidates, and the sale and marketing of our product candidates, are subject to scrutiny under this law. Penalties for federal civil False Claims Act violations may include up to three times the actual damages sustained by the government, plus mandatory civil penalties for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, False Claims Act violations may also implicate various federal criminal statutes.

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

Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that any of our product candidates are sold in a foreign country, we may be subject to similar foreign laws. For example, the collection and use of personal health data in the European Union, previously governed by the provisions of the Data Protection Directive, is now governed by the GDPR, which became effective on May 25, 2018. While the Data Protection Directive did not apply to organizations based outside the EU, the GDPR has expanded its reach to include any business, regardless of its location, that provides goods or services to residents in the EU. This expansion would incorporate any clinical trial activities in EU members states. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of data subjects residing in the EU. GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the European Union to the United States or other regions that have not been deemed to offer “adequate” privacy protections. Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union Member States, which may deviate slightly from the GDPR, may result in fines of up to 4% of global revenues, or € 20,000,000, whichever is greater.

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

If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations, and individual imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

Innovation Authority

We have received royalty-bearing grants from the government of Israel through the IIA, for the financing of a portion of our research and development expenditures in Israel.

Under the Innovation Law and the IIA’s rules and guidelines, recipients of grants, or Recipient Company(ies), are subject to certain obligations including, the following:

•
In general, the Recipient Company is obligated to pay the IIA royalties from the revenues generated from the sale of products (and related services) developed (in all or in part) as a result of, a research and development program funded by the IIA at rates which are determined under the IIA’s rules and guidelines (currently a yearly rate of 1.3% to 5% on sales of products or services developed under the approved programs, depending on the type of the Recipient Company — i.e., whether it is a “Small Company,” a “Large Company” or a “Traditional Industrial Company” as such terms are defined in the IIA’s rules and guidelines), up to the aggregate amount of the total grants received by the IIA, plus annual interest (as determined in the IIA’s rules and guidelines);

•
Products developed as a result of the IIA funded R&D must, as a general matter, be manufactured in Israel. The Recipient Company is prohibited from manufacturing products developed using these IIA grants outside of the State of Israel without receiving prior approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which requires only a notice). If the Recipient Company receives approval to manufacture products developed with government grants outside of Israel, it will be required to pay increased royalties to the IIA, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. The Recipient Company may also be subject to an accelerated royalty repayment rates. A Recipient Company also has the option of declaring in its IIA grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval following the receipt of the grant; and

•
Under the IIA’s rules and guidelines, a Recipient Company is prohibited from transferring the IIA-financed know-how and related intellectual property rights outside of Israel except under limited circumstances, and only with the approval of the Research Committee and subject to certain payments to the IIA calculated according to formulas provided under the IIA’s rules and guidelines (which are capped to amounts specified under such rules and guidelines).

We have received grants from the IIA in connection with our research and development of a peripheral line of product candidates, which forms a negligible part of our activities, and therefore, we are subject to the aforementioned restrictions with respect to such product candidates. Such restrictions continue to apply even after payment of the full amount of royalties payable pursuant to the grants.

Even if our IIA funded know-how is transferred to another Israeli entity, the transfer would require the IIA’s approval but will not be subject to the payment of a redemption fee (we note that there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation). In such case, the acquiring company would have to assume all of our responsibilities towards the IIA as a condition to the IIA’s approval.

The government of Israel does not own intellectual property rights in technology developed with IIA funding and there is no restriction on the export of products manufactured using technology developed with IIA funding. However, the know-how is subject to transfer of know-how and manufacturing rights restrictions as described above. The IIA’s approval is not required for the export of any products resulting from the IIA research or development grants. In addition, the IIA has recently published new rules and guidelines for the granting of licenses to use know-how developed as a result of research financed by the IIA to foreign entities. According to such rules, we will be required to receive the IIA’s prior approval for the grant of such use rights, and we will be subject to the IIA in accordance with the formula stipulated under these rules and guidelines.

Pursuant to Amendment No. 7 of the Innovation Law, the IIA is authorized to change the restrictions imposed on the recipients of grants that were stipulated under the Innovation Law prior to the effectiveness of Amendment No. 7 with a new set of arrangements in connection with ownership obligations of know-how (including with respect to restrictions on transfer of know-how and manufacturing activities outside of Israel), as well as royalties obligations associated with approved programs. Amendment No. 7 also includes new provisions with respect to sanctions imposed for violations of the Innovation Law. Although the IIA recently published rules which for the most part adopted the principal provisions and restrictions specified in the Innovation Law prior to the effectiveness of Amendment No. 7, as of the date of this annual report, we are unable to assess the effect on our business of any future rules which may be published by the IIA.

We may not receive the required approvals for any actual proposed transfer and, if received, we may be required to pay the IIA a portion of the consideration that we receive upon any sale of the IIA funded know-how to a non-Israeli entity. The scope of the support received, the royalties that we have already paid to the IIA, the amount of time that has elapsed between the date on which the know-how was transferred and the date on which the IIA grants were received and the sale price and the form of transaction will be taken into account in calculating the amount of the payment to the IIA.

Environmental, Health and Safety Matters

We are subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions including Israel. These laws and regulations govern, among other things, (i) the use, storage, registration, handling, emission and disposal of chemicals, waste materials and sewage and (ii) chemical, air, water and ground contamination, air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage. Our operations at our Ness Ziona facility use chemicals and produce waste materials and sewage. Our activities require permits from various governmental authorities, including local municipal authorities, the Ministry of Environmental Protection and the Ministry of Health. The Ministry of Environmental Protection and the Ministry of Health, local authorities and the municipal water and sewage company conduct periodic inspections in order to review and ensure our compliance with the various regulations. As of the date of this annual report, we hold a valid poison permit for our activity in Ness Ziona (in effect until April 14, 2021), and a valid business license in effect until December 31, 2019.

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

Properties

Our principal executive offices are located in a leased facility in Weizmann Science Park, Ness Ziona 7403650, Israel. The facility is 2,040 square meters, and houses our offices, warehouse, laboratories and production area. Our lease will expire on December 31, 2020.

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

Overview

We are a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Our current product candidate pipeline consists of late-stage branded product candidates that leverage our proprietary, silica-based microencapsulation technology platform, and several generic product candidates across multiple indications. Our lead product candidate, TWIN, is a novel, once-daily, non-antibiotic topical cream that we are developing for the treatment of acne vulgaris, or acne. We compled a 726 subject, double-blind, placebo-controlled, six-arm, multi-center Phase II clinical trial designed to assess the safety and efficacy of TWIN in subjects with facial acne. In this trial, TWIN demonstrated statistically significant improvements in all pre-defined co-primary and secondary efficacy   endpoints, as compared to vehicle.

In December 2018, we announced dosing of the first subject in the pivotal Phase III clinical program evaluating the safety and efficacy of TWIN in subjects with acne vulgaris.  The program consists of two randomized, double-blind, vehicle-controlled Phase III clinical trials.  Each clinical trial is planned to enroll approximately 420 subjects aged 9 and above at a 2:1 ratio of TWIN in comparison to its vehicle, with a power of 99%.  The pivotal TWIN clinical program is being executed under an SPA agreement with the FDA which provides that the study design, clinical endpoints and statistical analysis approach for the Phase III program for TWIN will be deemed adequate to support an NDA filing for marketing approval. We expect to report top-line data from this clinical program by the end of 2019 and, if the results from our program are positive, are planning to submit an NDA for marketing approval in 2020.

Our other branded product candidate isEpsolay®, a potential treatment for subtype II rosacea.

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

Since our inception, we have incurred significant operating losses. We incurred net losses of $20.8 million, $31.6 million and $32.2 million for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, we had an accumulated deficit of $127.5 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from formulation development through pre-clinical development and clinical trials, seek regulatory approval and pursue commercialization of any approved product candidate. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant expenses related to product manufacturing, marketing, sales and distribution. In addition, we may incur expenses in connection with the in-license or acquisition of additional product candidates.

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

In February 2018, we closed our initial public offering, at which time we sold a total of 7,187,500 ordinary shares in the offering and received net proceeds of approximately $78.8 million, after deducting underwriting discounts and commissions and without deducting other offering expenses.

Collaboration Agreements

For a description of our collaboration agreements, please see “Item 4. Information on the Company—B. Business Overview—Collaboration Agreements.”

A.           Operating Results

Revenues

From 2013 until December 31, 2007, other than revenues of $174,000 and $129,000 on royalties generated in 2017 and 2018, respectively, pursuant to sales of products overseas under past collaboration agreements with Merck, we did not recognize any revenue.   In February 2019, we announced that Perrigo has received final approval from the FDA for the first generic version of Zovirax® (acyclovir) cream, 5%. The product was developed in a collaboration between us and Perrigo in which we shared development costs with Perrigo and will equally share the gross profits generated from sales of the product. We launched the product in February 2019. Other than revenue that we expect to generate from this agreement commencing in 2019, we do not expect to generate significant revenue from the sale of products or from royalties in the near future.

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

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development expenses than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to increase significantly over the next several years as we increase personnel expenses, including share-based compensation, continue our Phase III clinical trials for TWIN and Epsolay® and conduct pre-clinical studies and clinical trials and prepare regulatory filings for our product candidates.

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

If and when we believe a regulatory approval of our branded product candidates appears likely, we anticipate an increase in payroll and expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidates.

Financial expenses, net

Our financial expenses consist primarily of expenses related to bank charges and foreign currency exchange transactions.

Results of operations

The following table summarizes our results of operations for the indicated periods:

	Year ended December 31,
	2016	2017	2018
Revenues	-	174	129
Research and development	$17,023	$25,805	$28,146
General and administrative	3,733	6,002	5,504
Total operating loss	20,756	31,633	33,521
Financial expenses (income), net	15	(65)	(1,318)
Loss for the year	$20,771	$31,568	$32,203

Year ended December 31, 2017 compared to year ended December 31, 2018

Revenues

Revenues are comprised from royalties under an agreement entered by the Company in 2007 that granted rights to a third party for use and commercialization of a product for skin protection. Based on current sales, royalty revenues are not material and amounted to $0.1 million in 2018 compared with $0.2 million in 2017.

Research and development expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	Year Ended December 31,
	2017	2018
	(in thousands)
Payroll and related expenses	$6,133	$7,118
Clinical trial expenses	12,768	10,569
Professional consulting and subcontracted work	4,455	6,907
Other	2,448	3,552
Total research and development expenses	$25,805	$28,146

Our research and development expenses were $25.8 million for the year ended December 31, 2017, compared to $28.1 million for the year ended December 31, 2018. The increase of $2.3 million was mainly attributed to an increase of $1.0 million in payroll and related expenses due to share-based compensation and salary increases, an increase in the number of research and development personnel and an increase of $2.4 million due to a $1.9 million increase in manufacturing expenses related to our Phase III clinical program for TWIN and a generic drug product candidate, $0.5 million increase in regulatory expenses mainly related to our Phase III clinical program for TWIN and Epsolay©, an increase of $4.1 million in clinical trial expenses and an increase of $1.0 million in depreciation, patents and other expenses, offset by a decrease of $6.2 million due to acquiring an in-process research and development product candidate in 2017.

General and administrative expenses

Our general and administrative expenses were $6.0 million for the year ended December 31, 2017, compared to $5.5 million for the year ended December 31, 2018. The decrease of $0.5 million was mainly attributed to a decrease of $0.5 million in professional fees which were capitalized in 2018 as part of our IPO.

Financial income, net

Our financial income, net, was immaterial for the year ended December 31, 2017 compared to $1.3 million for the year ended December 31, 2018. The increase was primarily attributed to an increase of $1.3 million in interest income from marketable securities and deposits.

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

Our research and development expenses were $17.0 million for the year ended December 31, 2016, compared to $25.8 million for the year ended December 31, 2017. The increase of $8.8 million was mainly attributed to an increase of $2.5 million in payroll and related expenses due to share-based compensation, salary increases and an increase in the number of research and development personnel, an increase of $6.2 million due to acquiring an in-process research and development product candidate offset by a decrease of $3.1 million in clinical trial expenses and an increase of $2.6 million due to an increase in manufacturing expenses.

General and administrative expenses

Our general and administrative expenses were $3.7 million for the year ended December 31, 2016, compared to $6.0 million for the year ended December 31, 2017. The increase of $2.3 million was mainly attributed to an increase of $0.6 million in professional fees and $1.6 million due to share-based compensation.

Financial income, net

Our financial income, net, were immaterial for the year ended December 31, 2016 and 2017.

Significant Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP. We describe our significant accounting policies and estimates more fully in Note 2 to our financial statements as of and for the year ended December 31, 2018, included elsewhere in this annual report. We believe that the accounting policies and estimates below are critical in order to fully understand and evaluate our financial condition and results of operations. In preparing these financial statements, our management has made estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods recognized in our financial statements. Actual results may differ from these estimates. As applicable to the financial statements included in this annual report, the most significant estimates and assumptions relate to the fair value of share-based compensation.

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

Prior to the initial public offering of our ordinary shares, the fair value of our ordinary shares was determined in good faith by our management and approved by our board of directors. Our management considered the fair value of our ordinary shares based on a number of objective and subjective variables, consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Private-Held-Company Equity Securities issued as Compensation, referred to as the AICPA Practice Aid.

Upon the commencement of public trading of our ordinary shares in February 2018 in connection with our initial public offering, estimates by our board of directors are no longer necessary to determine the fair value of ordinary shares.

Recently Adopted Accounting Pronouncements

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a Consensus of the FASB Emerging Issues Task Force) (“ASU 2016-18”), which requires entities to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods (including interim periods within those annual reporting periods) beginning after December 15, 2017. This resulted in a decrease to net cash used in investing activities of $350 in 2018.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10), which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amended guidance requires changes in the fair value of equity investments to be recognized through net income, rather than other comprehensive income. Adoption of the standard will be applied through a cumulative one-time adjustment to retained earnings. This standard was adopted on January 1, 2018 and its accumulative adjustment had no material impact on the Company's financial statements. In addition, in February 2018, the FASB issued ASU No. 2018-03 which includes technical corrections and improvements to clarify the guidance in ASU No. 2016-01. This standard, adopted as of January 1, 2018, had no material impact on the Company’s financial statements.

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

B.           Liquidity and Capital Resources

Overview

Since our inception, we have devoted substantially all of our resources to developing our product candidates, building our intellectual property portfolio, developing our supply chain, business planning, raising capital and providing for general and administrative support for these operations. We do not currently have any approved products other than the first generic version of Zovirax® (acyclovir) cream, 5% for which Perrigo, our collaborator, received final FDA approval in February 2019.

From inception through December 31, 2018, we have funded our operations primarily through proceeds from our initial public offering, the issuance of equity securities and loans from our shareholder in the aggregate amount of  $65.34 million, funding received from the IIA in the aggregate amount of approximately $1.4 million and from amounts received pursuant to past collaboration agreements in the aggregate amount of  $28.5 million. We automatically converted our outstanding promissory note between us and our controlling shareholder into an aggregate of 5,444,825 ordinary shares immediately prior to the closing of our initial public offering. For a description of the conversion of our shareholder loan agreement, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions — Loan Agreements with Our Controlling Shareholder.” As of December 31, 2018, our cash and cash equivalents was $5.3 million.

 On February 5, 2018, we announced the closing of our initial public offering of 7,187,500 ordinary shares at a public offering price of $12.00 per ordinary share, which included the exercise in full by the underwriters of their option to purchase up to 937,500 additional shares. The aggregate net proceeds to us from the offering were approximately $78.8 million, after deducting underwriting discounts and commissions and before deducting other offering expenses.

The table below summarizes our cash flow activities for the indicated periods:

	Year Ended December 31,
	2016	2017	2018
	(in thousands)
Net cash used in operating activities	$(18,495)	$(24,089)	$(23,467)
Net cash used in investing activities	(391)	(5,938)	(54,735)
Net cash from financing activities	20,000	28,000	78,819
Increase (decrease) in cash and cash equivalents	$1,106	$(1,977)	$617

Operating Activities

Net cash used in operating activities was $24.1 million during the year ended December 31, 2017, compared to $23.5 million during the year ended December 31, 2018.

Net cash used in operating activities in the year ended December 31, 2018 primarily resulted from our loss for the period of $32.2 million during the period, a net increase of $3.2 million in working capital, $4.7 million due to share-based compensation expenses and $0.8 million of depreciation of property and equipment.

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

Investing Activities

Net cash used in investing activities was $5.9 million during the year ended December 31, 2017, compared to net cash used in investing activities of  $55.0 million during the year ended December 31, 2018. Net cash used in investing activities during the year ended December 31, 2017 and 2018 was primarily related to net investment in marketable securities of $56.7 million and investment in property and equipment of $1.1 million, partially offset by a decrease of $3.0 million in bank deposits.

Net cash used in investing activities was $0.4 million during the year ended December 31, 2016, compared to net cash used in investing activities of $5.9 million during the year ended December 31, 2017. Net cash used for investing activities during the years ended December 31, 2016 and 2017 was primarily related to investments in property and equipment and a bank deposit.

Financing Activities

Net cash from financing activities was $28.0 million during the year ended December 31, 2017, compared to $78.8 million during the year ended December 31, 2018. The increase was due to the Company’s initial public offering in 2018, net of issuance cost, of $78.8 million.

Net cash from financing activities was $20.0 million during the year ended December 31, 2016, compared to $28.0 million during the year ended December 31, 2017. Financing activities in these years consisted of loans received from our controlling shareholder.

Funding Requirements

Our primary uses of cash have been to fund working capital requirements and research and development. We expect to continue to incur net losses for the foreseeable future as we continue to invest in research and development and seek to obtain regulatory approval for and commercialize our product candidates. We believe that the net proceeds of our initial public offering, together with our existing cash resources, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months and will be sufficient for the completion of (i) our Phase III clinical program for TWIN for the treatment of acne and (ii) our Phase III clinical program for Epsolay® for the treatment of subtype II rosacea. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our ability to continue as a going concern will depend on our ability to generate positive cash flow from operations and obtain additional financing, both of which are uncertain.

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

Other than revenue that we expect to generate commencing in 2019 from a collaboration between us and Perrigo with respect to the first generic version of Zovirax® (acyclovir) cream, 5%, until we can generate recurring revenues, we expect to satisfy our future cash needs through the net proceeds from our initial public offering, debt or equity financings or by entering into collaborations with third parties in connection with one or more of our product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. In addition, the terms of any securities we issue in future financings may be more favorable to new investors and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding. If we raise additional funds through collaborations with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to obtain adequate funds on reasonable terms, we will need to curtail operations significantly, including possibly postponing anticipated clinical trials or entering into financing agreements with unattractive terms.

C.           Research and Development, Patents and Licenses

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Expenses”; “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2017 compared to Year ended December 31, 2018 - Research and Development Expenses”; and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2016 compared to Year ended December 31, 2017 - Research and Development Expenses.”

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.            Off-Balance Sheet Arrangements

We do not have any, and during the periods presented we did not have any, off-balance sheet arrangements as defined in the rules and regulations of the SEC.

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2018:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Operating lease obligations (1)	$954	$477	$954	-	-
Total	$954	$477	$954	-	-

(1)	Operating lease obligations consist of payments pursuant to several lease agreements that are scheduled to expire on December 31, 2020.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth information concerning our directors and senior management, which includes members of our administrative, supervisory and management bodies, including their ages, as of the date of this annual report:

Name	Age	Position
Moshe Arkin	66	Chairman of the Board of Directors
Alon Seri-Levy	57	Chief Executive Officer and Director
Gilad Mamlok	50	Chief Financial Officer
Ofer Toledano	54	Vice President Research and Development
Ofra Levy-Hacham	52	Vice President Clinical and Regulatory Affairs
Karine Neimann	47	Vice President Projects and Planning, Chief Chemist
Itzik Yosef	42	Vice President Operations
Dubi Zamir Nissim Bilman John Vieira	65 57 49	Vice President Special Projects Vice President Quality U.S. Head of Commercialization
Itai Arkin	30	Director
Shmuel Ben Zvi	58	Director
Hani Lerman	46	Director
Yaffa Krindel-Sieradzki Jonathan B. Siegel	64 45	Director Director
Ran Gottfried	74	External Director
Jerrold S. Gattegno	66	External Director

 Mr. Moshe Arkin has served as chairman of our board of directors since 2014. Mr. Moshe Arkin currently sits on the board of directors of several health care companies including Exalenz Bioscience Ltd., a developer of advanced systems for gastrointestinal and liver disorders since 2006, Quiet Therapeutics Ltd., a cancer drug discovery and development and SoniVie Ltd., a private company developing systems for the treatment of pulmonary arterial hypertension. From 2005 to 2008, Mr. Moshe Arkin served as the head of generics at Perrigo Company and from 2005 until 2011 as the vice chairman of its board of directors. Prior to joining us, Mr. Moshe Arkin served as a director of cCAM Biotherapeutics Ltd., a company focused on the discovery and development of novel immunotherapies to treat cancer from 2012 until its acquisition in 2015 by Merck & Co., Inc. Mr. Moshe Arkin served as chairman of Agis Industries Ltd. from its inception in 1972 until its acquisition by Perrigo Company in 2005. Mr. Moshe Arkin holds a B.A. in psychology from the Tel Aviv University, Israel.

Dr. Alon Seri-Levy co-founded Sol-Gel and has served as our chief executive officer since our inception in 1997 and as a member of our board of directors until 2014. Prior to founding Sol-Gel, Dr. Seri-Levy established the computer-aided drug design department at Peptor Ltd., an Israeli research and development company that specialized in the development of peptide-based drug products. Dr. Seri-Levy holds a Ph.D. in Chemistry (summa cum laude) from The Hebrew University of Jerusalem, Israel, and conducted his post-doctoral studies at Oxford University, United Kingdom. Dr. Seri-Levy was appointed to our board of directors immediately following the pricing of our initial public offering.

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

Dr. Ofra Levy-Hacham has served as our vice president of clinical and regulatory affairs since 2011. Prior to joining Sol-Gel, Dr. Levy-Hacham served as a scientific specialist and project manager at Biotechnology General Ltd., a wholly owned subsidiary of Ferring Pharmaceuticals Ltd., and a fully integrated biopharmaceutical services private company from 2010 until 2011. From 2008 until 2010, Dr. Levy-Hacham served as vice president chemistry, manufacturing and controls at HealOr Ltd., a private company engaging in the development of therapeutics for the treatment of various skin disorders. Dr. Levy-Hacham holds a Ph.D. in chemistry from The Technion – Israel Institute of Technology, Israel.

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

Dr. Dubi Zamir has served as our vice president special projects since August 2016. Prior to joining us, Dr. Zamir lead the R&D group in Cima NanoTech Ltd., a private company developing sophisticated nanotechnology based coating formulations from 2007 until 2016. From 2004 to 2007, Dr. Zamir was VP of Pharma and Analytical R&D at Taro Pharmaceutical Industries in Haifa, and for three years prior to that he managed its Analytical R&D lab. Dr. Zamir holds a Ph.D. in organic chemistry from Tel-Aviv University, Israel.

Mr. Nissim Bilman became Vice President Quality of Sol-Gel on the August 15,, 2018. From 2004 until 2018, Mr. Bilman served as CEO of QPRO Pharma, a project management and consulting company offering services related to the pharmaceutical industry.  From 2011 until 2018, he served as the Vice President Drug Development of Exalenz Bioscience. From 2007 until 2010, Mr. Bilman served as VP R&D and Manufacturing and Site Manager for Gelesis Inc./Gelesis R&D Ltd. Mr. Bilman holds a Bachelor Degree in Chemistry and Meteorology, as well as a Master of Science in Applied Chemistry, both from the Hebrew University in Israel.

Mr. John Vieira has served as our U.S. head of commercialization since January 2019. Prior to joining Sol-Gel, Mr. Vieira served in U.S. and Global Marketing roles at Leo Pharmaceuticals. Prior to Leo Pharmaceuticals, Mr. Vieira was Executive Director, Thrombosis, at Daiichi Sankyo, where he led the global launch of a major anti-coagulant, following various senior leadership roles in the U.S. commercial operations. Prior to Daiichi Sankyo, Mr. Vieira held leadership positions at several healthcare companies, including Organon Biopharmaceuticals and GlaxoSmithKline, successfully launching over six new global and U.S. products in diverse therapeutic areas. Mr. Vieira holds an M.B.A. degree from Rutgers University and a B.A. degree from York University in Toronto, Canada.

Mr. Itai Arkin became a member of our board of directors immediately following the pricing of our initial public offering. Mr. Itai Arkin currently serves as Investment Manager at Arkin Holdings Ltd. and on the boards of directors of Exalenz Bioscience Ltd. and Kamari Pharma. Mr. Itai Arkin is an investment committee member of both Accelmed, a leading Israeli MedTech investment firm since March 2014, and of Sphera Global Healthcare, a leading healthcare hedge fund. Mr. Itai Arkin holds a B.A. in business administration (cum laude) from Interdisciplinary Center, Herzliya, Israel. Mr. Itai Arkin is the son of Mr. Moshe Arkin, the chairman of our board of directors and sole beneficial owner of Arkin Dermatology, our controlling shareholder.

Dr. Shmuel (Muli) Ben Zvi became a member of our board of directors immediately following pricing of our initial public offering. Dr. Ben Zvi is currently a board member and member of the audit, risk management and strategy committees at Bank Leumi. From 2004 to 2014, Dr. Ben Zvi held various managerial positions at Teva Pharmaceuticals Industries Ltd., including Vice President of Finance and Vice President of Strategy. From 2000 to 2004, Dr. Ben Zvi was the financial advisor to the Chief of General Staff of the Israel Defense Forces and head of the Defense Ministry budget department. Dr. Ben Zvi holds a Ph.D. in economics from Tel-Aviv University, Israel and participated in the Harvard Business School Advanced Management Program (AMP).

Ms. Hani Lerman became a member of our board of directors immediately following pricing of our initial public offering. Ms. Lerman has served as chief financial officer at Arkin Holdings since 2015. From 2010 until 2014, Ms. Lerman served as chief financial officer of Sansa Security (f/k/a Discretix Technologies), and from 2006 until 2010, she served as chief financial officer of Storwize, which was acquired by IBM in 2010. She serves as a board member of Exalenz Bioscience. She holds a Master's degree in business administration with a major in finance from Tel-Aviv University, Israel, and a B.A. in economics and accounting from Tel-Aviv University, Israel.

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

Jonathan B. Siegel became a member of our board of directors on September 13, 2018. Mr. Siegel is the founder and CEO of JBS Healthcare Ventures. Previously, he was a partner and healthcare sector head at Kingdon Capital Management. Prior to joining Kingdon, Mr. Siegel was a healthcare portfolio manager at SAC Capital Advisors; an associate director of pharmaceutical and specialty pharmaceutical research at Bear, Stearns & Co.; a pharmaceuticals research associate at Dresdner Kleinwort Wasserstein and a consultant to the Life Sciences Division of Computer Sciences Corporation. Mr. Siegel has worked as a research associate at the Novartis Center for Immunobiology at Harvard Medical School and as a research assistant at Tufts University School of Medicine. He is also a director at Jaguar Health, Inc., a Nasdaq listed company. Mr. Siegel received a BS in Psychology from Tufts University in 1995 and an MBA from Columbia Business School on 1999.

Mr. Ran Gottfried became a member of our board of directors immediately following the pricing of our initial public offering and serves as an external director under the Companies Law. Since 1975, Mr. Gottfried has served as a chief executive officer, consultant and director of private companies in Israel and Europe in the areas of retail and distribution of pharmaceuticals, consumer and household products. Mr. Gottfried served as a director of Perrigo Company from 2006 until 2015. From 2006 until 2008, Mr. Gottfried served as chairman and chief executive officer of Powerpaper Ltd., a leading developer and manufacturer of micro electrical cosmetic and pharmaceutical patches. From 2005 until 2010, Mr. Gottfried served as a director of Bezeq, Israel’s leading telecommunications provider and from 2003 until its acquisition by Perrigo Company in 2005, Mr. Gottfried served as a director of Agis Industries Ltd.

Mr. Jerrold S. Gattegno became a member of our board of directors immediately following the pricing of  our initial public offering and serves as an external director under the Companies Law. Mr. Gattegno worked in the New York, Washington D.C. and London offices of Deloitte Touche Tohmatsu Limited, a public accounting firm, from 1973 until 2015, where he served in various senior positions, including as the founding partner of Deloitte’s multistate tax practice and as a managing partner in Deloitte’s Washington National Tax Office. Mr. Gattegno has served as a member of the Hispanic Association of Colleges and Universities finance and audit committee from 2012 until 2015. Mr. Gattegno is a certified public accountant and holds a B.S. in accounting (cum laude) from the City University of New York and an M.B.A. in taxation (with honors) from Pace University, New York.

B.           Compensation

The aggregate compensation paid by us to our executive officers and directors for the year ended December 31, 2018 was approximately $4.8 million. This amount includes approximately $0.2 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2018. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2018.

			Value of Equity
	Base Salary or	Value of	Based
	Other	Social	Compensation	All Other
Name and Position of director or officer	Payment (1)	benefits (2)	Granted (3)	Compensation (4)	Total
(Amounts in U.S.$ dollars are based on 2018 monthly average representative U.S. dollar – NIS rate of exchange)
Alon Seri-Levy / CEO	294	58	881	73	1,306
Gilad Mamlok / CFO	216	48	842	81	1,187
Ofer Toledano / VP R&D	187	52	432	60	731
Ofra Levy-Hacham / VP RA	120	39	345	27	532
Itzik Yosef / VP Operations	100	32	132	26	290

(1)
“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the board of directors for the year 2018.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.
(3)
Consists of the fair value of the equity-based compensation granted during 2018 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.

(4)	“All Other Compensation” includes, among other things, car-related expenses, communication expenses, basic health insurance, holiday presents, and special bonuses the management received in 2018.

In addition, all of our directors and executive officers are covered under our directors’ and executive officers’ liability insurance policies and were granted letters of indemnification by us.

In February 2018, we paid a one-time management compensation payment associated with our initial public offering of approximately $0.13 million.

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

         In addition, on February 15, 2018, our shareholders approved a grant to our external directors and our other independent directors 11,500 Restricted Share Units ("RSU's") for the first three years of their service as a director, with a three-year vesting, one-third of the RSU's to vest after each year (if they continue to serve as directors), and otherwise in accordance with the Company's 2014 Share Incentive Plan.

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

Our compensation policy, which was approved by our board of directors and our controlling shareholder on October 2, 2017, became effective upon the pricing of our initial public offering.

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

Our directors who are not external directors are divided among the three classes as follows:

•
Class I directors consist of Ms. Yaffa Krindel-Sieradzki, Dr. Ben Zvi and Mr. Jonathan Siegel, who are all independent directors, and their term will expire at our annual general meeting of our shareholders to be held in 2019;

•	Class II directors consist of Ms. Lerman and Dr. Seri-Levy, and their term will expire at our annual general meeting of our shareholders to be held in 2020; and

•	Class III directors consist of Mr. Itai Arkin and Mr. Moshe Arkin, and their term will expire at our annual general meeting of our shareholders to be held in 2021.

Mr. Gattegno and Mr. Gottfried serve as our external directors and will each have a term of three years.

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

Our audit committee consists of Ran Gottfried, Jerrold S. Gattegno and Shmuel Ben Zvi. Jerrold S. Gattegno serves as Chairman of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board of directors has determined that Jerrold S. Gattegno is an audit committee financial expert as defined by SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

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

Audit Committee Role

Our board of directors has adopted an audit committee charter effective immediately after the pricing of  our initial public offering setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq corporate governance rules, which include:

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

The compensation committee, which consists of Ran Gottfried, Jerrold S. Gattegno and Shmuel Ben Zvi, will assist the board of directors in determining compensation for our directors and officers. Ran Gottfried serves as Chairman of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory board member fees. Although foreign private issuers are not required to meet this heightened standard, our board of directors has determined that all of our expected compensation committee members meet this heightened standard.

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

D.           Employees

As of December 31, 2018, we had 56 employees, all of which are located in Israel.

	As of December 31,
	2016		2017		2018
	Company		Company		Company
	Employees	Consultants	Employees	Consultants	Employees	Consultants
Management and administration	5		6		8
Research and development	33		43	-	48	-

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

Award Plans

2014 Share Incentive Plan

On December 2, 2014, we adopted the 2014 Share Incentive Plan, or the Plan, and, in connection with  our initial public offering, we amended and restated the Plan which became effective immediately after the pricing of our initial public offering. The Plan is intended to afford an incentive to our and any of our affiliate’s employees, directors, officers, consultants, advisors and any other person or entity who provides services to the Company, to continue as service providers, to increase their efforts on our and our affiliates behalf and to promote our success, by providing such persons with opportunities to acquire a proprietary interest in us.

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

Any equity award to an office holder, director or controlling shareholder, whether under the Plan or otherwise, may be subject to further approvals in addition to the approval of the compensation committee as described above. As of December 31, 2018, options to purchase 1,182,666 ordinary shares, at a weighted average exercise price of $5.0 per share, were outstanding under our Plan.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2018 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our directors, executive officers and director nominees; and

•	all of our executive officers, directors and director nominees as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 20, 2018, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 18,949,968 ordinary shares outstanding as of March 20, 2019.

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

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders
M. Arkin Dermatology Ltd. (1)	13,699,936	72.3%
The Phoenix Holding Ltd. (2)	1,429,761	7.54%
Directors, director nominees and executive officers
Moshe Arkin (1)	13,699,936	71.95%
Alon Seri-Levy	*	*
Gilad Mamlok	*	*
Ofer Toledano	*	*
Ofra Levy-Hacham	*	*
Karine Neimann	*	*
Itzik Yosef	*	*
Dubi Zamir	*	*
Itai Arkin	*	*
Ran Gottfried	*	*
Jerrold S. Gattegno	*	*
Shmuel Ben Zvi	*	*
Hani Lerman	*	*
Yaffa Krindel Sieradzki	*	*
Jonathan Siegel	-	-
All directors, director nominees and executive officers as a group (16 persons) (1)	14,164,303	73.07%

*	Less than 1%.

(1)
Based on the Schedule 13D filed with the SEC on February 1, 2018. All ordinary shares are directly owned by Arkin Dermatology. Mr. Moshe Arkin, the chairman of our board of directors, owns 100% of the outstanding share capital of Arkin Dermatology. As a result, Mr. Moshe Arkin has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, all shares owned by Arkin Dermatology. Mr. Moshe Arkin disclaims beneficial ownership in the ordinary shares except to the extent of his pecuniary interest therein.

(2)
Based on the Schedule 13G filed with the SEC on February 14, 2019. The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (the "Subsidiaries").  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.

Record Holders

As of March 12, 2019, we had one holder of record of our ordinary shares in the United States, consisting of Cede & Co., the nominee of The Depository Trust Company. That shareholder held, in the aggregate, 7,214,899 ordinary shares, representing 38%% of the outstanding ordinary shares as of March 12, 2019. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.            Related Party Transactions

Project Transfer From Our Controlling Shareholder

On August 22, 2017, our controlling shareholder, Arkin Dermatology, transferred an in-process research and development generic product candidate to us, in consideration of one ordinary share (two ordinary shares after giving effect to the stock split).

Loan Agreements with Our Controlling Shareholder

From January 1, 2014 until June 28, 2017, we received several loans in an aggregate principal amount of approximately $65.34 million from Mr. Moshe Arkin, our controlling shareholder. These loans were denominated in U.S. dollars, bore no interest and were backed by a promissory note, or the Promissory Note. The Promissory Note was an unsecured note, had no repayment date and was subject to acceleration in certain events of default.

The Promissory Note was automatically converted into an aggregate of 5,444,825 ordinary shares immediately prior to the closing of our initial public offering. The number of shares issued upon conversion of the promissory note was determined by dividing the principal amount of the promissory note at the time of conversion by the initial public offering price per ordinary share in our initial public offering. The Promissory Note was assigned to Arkin Dermatology immediately prior to the automatic conversion thereof, and the ordinary shares issued pursuant to the automatic conversion of the Promissory Note are held by Arkin Dermatology. Mr. Moshe Arkin, the chairman of our board of directors, owns 100% of the share capital of Arkin Dermatology.

Participation in Our Initial Public Offering

According to Form 13D filed by it on February 12, 2018, our controlling shareholder, Arkin Dermatology, which is wholly-owned by the chairman of our board of directors, purchased 1,833,333 of our ordinary shares in our initial public offering in consideration for $22.0 million, on the same terms as the other purchasers in the offering.

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

We entered into agreements with each of our current directors and officers exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including, with respect to liabilities resulting from our initial public offering, to the extent that these liabilities are not covered by insurance. This indemnification is limited, with respect to any monetary liability imposed in favor of a third party, to events determined as foreseeable by the board of directors based on our activities. The maximum aggregate amount of indemnification that we may pay to our directors and officers based on such indemnification agreement is the greater of (1) 25% of our shareholders’ equity pursuant to our audited financial statements for the year preceding the year in which the event in connection of which indemnification is sought occurred, and (2) $40 million (as may be increased from time to time by shareholders’ approval). Such indemnification amounts are in addition to any insurance amounts. Each director or officer who agrees to receive this letter of indemnification also gives his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any.

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

B.          Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2018.

ITEM 9.          THE OFFER AND LISTING

A.          Offer and Listing Details

Our Ordinary Shares have been trading on The Nasdaq Global Market under the symbol “SLGL” since February 1, 2018. Prior to that date, there was no public trading market for our Ordinary Shares. Our initial public offering was priced at $12.00 per share on January 31, 2018.

On March 20, 2019, the last reported closing price of our Ordinary Shares on The Nasdaq Global Market was $6.82 per share.

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

Registration Rights

For a discussion of registration rights we granted to our controlling shareholder in connection with the closing of our initial public offering, please see “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions — Registration Rights Agreement.”

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

From time to time we may apply to the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — __% in 2018 (iii) non-Israeli residents — __% in 2018, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income — 24% for corporations in 2017, which was reduced to 23% in 2018 and thereafter, and a marginal tax rate of up to 50% in 2018 for individuals, including an excess tax.

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

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% in 2017 and thereafter on annual income exceeding NIS 640,000 for 2017 and thereafter, linked to the annual change in the Israeli consumer price index (NIS 641,880 for 2018 and NIS 649,560 for 2019), including, but not limited to income derived from, dividends, interest and capital gains.

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

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers, and under those requirements, we file reports with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

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

At present, our investments consist primarily of marketable securities. We may be exposed to market price risk because of investments in tradable securities, mainly corporate bonds, held by us and classified in our financial statements as financial assets at fair value through profit or loss. To manage the price risk arising from investments in tradable securities, we invest in marketable securities with high ratings and diversify our investment portfolio. Our investments may also be exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any.

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in NIS, accounting for almost half of our expenses in the year ended December 31, 2018, all of our financing has been in U.S. dollars and the vast majority of our liquid assets are held in U.S. dollars. Furthermore, while we anticipate that a portion of our expenses, principally salaries and related personnel expenses in Israel, will continue to be denominated in NIS, we expect to incur an increasing amount of expenses in U.S. dollars as we progress in the development and the regulatory processes of our product candidates. Changes of 5% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 1.8% during the fiscal year ended on December 31, 2018. We also have expenses, although to a much lesser extent, in other non-U.S. dollar currencies, in particular the Euro.

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

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure in currencies other than the U.S. dollar. The derivative does not meet the definition of a cash flow accounting hedge, and therefore the changes in the fair value are included in financial expense (income), net.

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

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

On February 5, 2018, we completed an initial public offering in the United States on Nasdaq of our ordinary shares, par value NIS 0.1 per share, pursuant to a Registration Statement on Form F-1, as amended (File No. 333-220234), which became effective on January 31, 2018. Jefferies LLC and BMO Capital Markets Corp. acted as joint book-running managers for the offering. JMP Securities LLC and Raymond James & Associates, Inc. acted as co-managers, with Jefferies LLC and BMO Capital Markets acting as representatives of the underwriters.   We issued and sold 7,187,500 ordinary shares in the offering at a price of $12.00 per ordinary share, including 937,500 ordinary shares purchased by the underwriters pursuant to their over-allotment option. The option to purchase additional ordinary shares was exercised in full on February 2, 2018. Following the sale of our ordinary shares in connection with the initial public offering, the offering terminated.

The gross proceeds of the shares sold (including the over-allotment option) was approximately $86.2 million.  The total expenses of the offering, including underwriting discounts and commissions, were approximately $7.9 million. The net proceeds we received from the offering (including the over-allotment option) were approximately $78.3 million. No payments for such expenses were made directly or indirectly to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates.

There has been no material change in our planned use of the net proceeds from the offering as described in our final prospectus filed pursuant to Rule 424(b)(4) under the Securities Act with the SEC on February  2, 2018.

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

(b) - (c)           Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

·	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;
·	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;
·	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and
·	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

(d)           Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2018	2017
	(U.S. dollars in thousands)
Audit Fees (1)	125	210
Tax (2)	30	12
Total	155	222

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

ITEM 19.          EXHIBITS

See Exhibit Index on page 168.

EXHIBIT INDEX

The exhibits filed with or incorporated into this Registration Statement are listed in the index of exhibits below.

Exhibit Number	Exhibit Description

1.1
Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on January 23, 2018).

1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.1 of Form 6-K/A filed with the Securities and Exchange Commission on August 20, 2018).

2.1	Form of Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).

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

4.12∞	Lease Agreement by and between the Registrant and Rachel Zacks, dated as of September 25, 2017.

4.13∞	Lease Agreement by and between the Registrant and Rachel Zacks, dated as of July 3, 2018.

4.14∞	Lease Agreement by and between the Registrant and Rachel Zacks, dated as of August 14, 2018.

4.15
Promissory Note by and between the Registrant and Moshe Arkin, dated as of August 2, 2016 (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on August 29, 2017).

4.16
Schedule A, as amended, of Promissory Note by and between the Registrant and Moshe Arkin, dated as of June 28, 2017 (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on August 29, 2017).

4.17
Instrument of Conversion of Promissory Note by and between the Registrant and Moshe Arkin, dated as of August 22, 2017 (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on August 29, 2017).

4.18
Assignment Agreement between the Registrant and Medicis Pharmaceutical Corporation, dated August 16, 2013 (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on August 29, 2017).

4.19∞
Asset Transfer Agreement and Assignment Deed between Sol-Gel Technologies Ltd. and M. Arkin Dermatology Ltd., dated August 22, 2017 (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on January 30, 2017).

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

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

Date:  March 21, 2019

SOL-GEL TECHNOLOGIES LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

SOL-GEL TECHNOLOGIES LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Sol-Gel Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Sol-Gel Technologies Ltd. (the "Company") as of December 31, 2018 and 2017, and the related statements of operations, changes in shareholders' equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 21, 2019	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2000.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50005 Tel-Aviv 6150001  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

SOL-GEL TECHNOLOGIES LTD.
BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	December 31
	2017	2018
Assets
CURRENT ASSETS:
Cash and cash equivalents	$5,024	$5,325
Bank deposit	4,000	1,000
Marketable securities	-	56,662
Prepaid expenses and other current assets	1,524	2,987
TOTAL CURRENT ASSETS	10,548	65,974
NON-CURRENT ASSETS:
Long term receivables	1,653	-
Restricted long term deposits	120	462
Property and equipment, net	2,314	2,604
Funds in respect of employee rights upon retirement	680	642
TOTAL NON-CURRENT ASSETS	4,767	3,708
TOTAL ASSETS	$15,315	$69,682
Liabilities and shareholders' equity (capital deficiency)
CURRENT LIABILITIES:
Accounts payable	$534	$2,924
Other account payable	1,332	1,971
Loans from the controlling shareholder	65,338	-
TOTAL CURRENT LIABILITIES	67,204	4,895
LONG-TERM LIABILITIES –
Liability for employee rights upon retirement	810	878
TOTAL LONG-TERM LIABILITIES	810	878
COMMITMENTS
TOTAL LIABILITIES	68,014	5,773
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY):
Ordinary shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2017 and 2018, respectively; issued and outstanding: 6,290,244 and 18,949,968 as of December 31, 2017 and December 31, 2018, respectively	82	520
Additional paid-in capital	42,480	190,853
Accumulated deficit	(95,261)	(127,464)
TOTAL SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)	(52,699)	63,909
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (NET OF CAPITAL DEFICIENCY)	$15,315	$69,682

The accompanying notes are an integral part of these financial statements.

SOL-GEL TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2016	2017	2018

REVENUES	$-	$174	$129
OPERATING EXPENSES
Research and Development	17,023	25,805	28,146
General and Administrative	3,733	6,002	5,504
TOTAL OPERATING LOSS	20,756	31,633	33,521
FINANCIAL EXPENSES (INCOME), net	15	(65)	(1,318)
LOSS FOR THE YEAR	$20,771	$31,568	$32,203
BASIC AND DILUTED LOSS PER ORDINARY SHARE	$3.30	$5.02	$1.80
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	6,290,242	6,290,244	17,867,589

The accompanying notes are an integral part of these financial statement.

SOL-GEL TECHNOLOGIES LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)
(U.S. dollars in thousands, except share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2016	6,290,242	82	31,322	(42,922)	(11,518)
CHANGES DURING 2016:
Loss for the year				(20,771)	(20,771)
Share-based compensation			952		952
BALANCE AS OF JANUARY 1, 2017	6,290,242	82	32,274	(63,693)	(31,337)
CHANGES DURING 2017:
Loss for the year				(31,568)	(31,568)
Issuance of shares due to in- process research and development acquired	2	*	6,232		6,232
Share-based compensation			3,974		3,974
BALANCE AS OF DECEMBER 31, 2017	6,290,244	82	42,480	(95,261)	(52,699)
CHANGES DURING 2018:
Loss for the year				(32,203)	(32,203)
Stock split	*	66	(66)		-
Conversion of loans from the Controlling shareholder	5,444,825	160	65,178		65,338
Issuance of shares through an initial public offering, net of issuance costs	7,187,500	211	78,564		78,775
Exercise of options granted to employee	27,399	1	43		44
Share-based compensation			4,654		4,654
BALANCE AS OF DECEMBER 31, 2018	18,949,968	520	190,853	(127,464)	63,909

* Less than 1,000.

The accompanying notes are an integral part of these financial statements.

SOL-GEL TECHNOLOGIES LTD.
STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2016	2017	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss	$(20,771)	$(31,568)	$(32,203)
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation	359	471	762
Changes in accrued liability for employee rights upon retirement	68	30	106
Share-based compensation	952	3,974	4,654
Changes in fair value of marketable securities	-	-	29
In-process research and development acquired	-	6,232	-
Finance expenses, net	8	(50)	(34)
Changes in operating asset and liabilities:
Prepaid expenses and other current assets	(426)	(229)	(1,463)
Accounts payable, accrued expenses and other	2,505	(2,486)	3,029
Long term receivables	(1,190)	(463)	1,653
Net cash used in operating activities	(18,495)	(24,089)	(23,467)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(385)	(1,925)	(1,052)
Bank deposits	-	(4,000)	3,000
Restricted long term deposits	(15)	(13)	8
Investments in marketable securities	-	-	(71,783)
Proceeds from sales and maturity of marketable securities	-	-	15,092
Amounts funded in respect of employee rights upon retirement	9	-	-
Net cash used in investing activities	(391)	(5,938)	(54,735)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options	-	-	44
Initial public offering, net of issue cost	-	-	78,775
Loans received from the controlling shareholder	20,000	28,000	-
Net cash provided by financing activities	20,000	28,000	78,819
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(8)	50	34
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,106	(1,977)	651
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	5,895	7,001	5,024
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR	$7,001	$5,024	$5,675

Cash and Cash equivalents	7,001	5,024	5,325
Restricted cash	-	-	350
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	$7,001	$5,024	$5,675

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Purchase of property and equipment	$10	$62	$-
Conversion of loans from the controlling shareholder	$-	$-	$65,338
Acquisition of in-process research and development product candidate	$-	$6,232	$-
SUPPLEMENTARY INFORMATION:
Interest received	$-	$-	$1,477

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

In January 2018, the Company completed an IPO on the NASDAQ Stock Market, in which it issued 6,250,000 Ordinary shares at a price per share of $12. During February 2018 the underwriters exercised their green shoe option and purchased additional 937,500 ordinary shares at the same price per share.  The net proceeds received from the IPO were approximately $78,800, after deducting underwriting discounts, commissions and other offering expenses.  See also note 8.

Immediately prior to the closing of the IPO, the outstanding promissory note were automatically converted into 5,444,825 Ordinary shares of the Company based on the IPO price of $12 per ordinary share. See also note 7.

The Company has been engaged in development activities since its incorporation.

Since incorporation through December 31, 2018, the Company has an accumulated deficit of approximately $127,464 and its activities have been funded mainly by its shareholders.  The Company's cash and cash equivalents, bank deposits and marketable securities as of December 31, 2018 will allow the Company to fund its operating plan through at least the next 12 months following the date of this report. However, the Company expects to continue to incur significant research and development and other costs related to its ongoing operations and in order to continue its future operations, the Company will need to obtain additional funding until becoming profitable.

In September 2018, the Company established a wholly owned subsidiary in the United States. As of December 31, 2018 the subsidiary is still inactive.

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

e.     Bank deposits

Bank deposits with original maturity dates of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an average annual rate of approximately 2.78% in 2018. Bank deposits with maturity of more than one year are considered long-term.

f.	Marketable securities

Marketable securities consist of debt securities. The Company elected the fair value option to measure and recognize its investments in debt securities in accordance with ASC 825, Financial Instruments. Changes in fair value, realized gains and losses on sales of marketable securities, as well as premium or discount amortization, net of taxes (if applicable), are reflected in the statements of operation as finance expense (income), net.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Marketable securities

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure in currencies other than the U.S. dollar. The derivative does not meet the definition of a cash flow accounting hedge, therefore the changes in the fair value are included in financial expense (income), net.

 The currency hedged items are denominated in New Israeli Shekel (NIS).  The counterparties to the derivatives are major banks in Israel. As of December 31, 2018, the total hedged amount was NIS 8.6 million.

As of December 31, 2018, the Company has $350 on the Company’s bank account that is restricted in order to secure the hedging transactions. This amount is presented among Restricted long term deposits.

h.	Property and equipment:

1)	Property and equipment are stated at cost, net of accumulated depreciation and amortization.

2)	The Company’s property and equipment are depreciated utilizing the straight-line method on the basis of their estimated useful life.

Annual rates of depreciation are as follows:

%
Laboratory equipment	10 – 33 (mainly 15 – 25)
Office equipment and furniture	7 – 15
Computers and related equipment	33

Leasehold improvements are amortized utilizing the straight-line method over the shorter of the expected lease term or the estimated useful life of the improvements.

i.	Impairment of long-lived assets

The Company tests long-lived assets for impairment whenever events or circumstances present an indication of impairment. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than the carrying amount of such assets, an impairment loss would be recognized. The assets would then be written down to their estimated fair values.

For the three years ended December 31, 2018, the Company did not recognize an impairment loss for its long-lived assets.

j.	Share-based compensation

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

When options are granted as consideration for services provided by consultants and other non-employees, the grant is accounted for based on the fair value of the consideration received or the fair value of the options issued, whichever is more reliably measurable. The fair value of the options granted is measured on a final basis at the end of the related service period and is recognized over the related service period using the straight-line method. The company has elected to recognize forfeitures as they occur.

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

Grants received from Israel Innovation Authority (hereafter — “IIA”), formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there is reasonable assurance the grant will be received. The grant is deducted from the research and development expenses as the applicable costs are incurred. See note 6a(1).

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

l.	Revenue recognition

On January 1, 2018 the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). According to the standard, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied.

An entity only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer, after considering any price concession expected to be provided to the customer, when applicable. At contract inception, the entity assesses the goods or services promised within each contract and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The entity then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The adoption of the new standards did not change the Company’s revenue recognition as the majority of the Company’s revenues in 2018 were royalties from rights for use and commercialization of a product for skin protection granted to a third party. The Company does not have future performance obligations under the license arrangements. The revenues are recorded based on the sales that occurred during the relevant period provided by the licensee.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)

m.	Income taxes:

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

n.	Loss per share

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding stock options and RSUs, which are included under the treasury stock method when dilutive. The calculation of diluted loss per share does not include 349,740, 673,892 and 1,119,310 options and restricted shares for the years ended December 31, 2016, 2017 and 2018, respectively, because the effect would be anti-dilutive.

o.	Fair value measurement

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

SOL-GEL TECHOLOGIES LTD.
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

The carrying amount of the cash and cash equivalents, bank deposits, restricted cash, restricted long term deposits, accrued expenses and other liabilities approximates their fair value.

p.	Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, bank deposits and marketable securities and certain receivables. The Company deposits cash and cash equivalents with highly rated financial institutions (Israeli banks). In addition, all marketable securities carry a high rating or are government insured. The Company has not experienced any material credit losses in these accounts and does not believe it is exposed to significant credit risk on these instruments.

q.	Newly issued and recently adopted accounting pronouncements:

1)	Recently adopted accounting pronouncements:

a.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a Consensus of the FASB Emerging Issues Task Force) (“ASU 2016-18”), which requires entities to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods (including interim periods within those annual reporting periods) beginning after December 15, 2017. This resulted in a decrease to net cash used in investing activities of $350 in 2018.

b.
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10), which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amended guidance requires changes in the fair value of equity investments to be recognized through net income, rather than other comprehensive income. Adoption of the standard will be applied through a cumulative one-time adjustment to retained earnings. This standard was adopted on January 1, 2018 and its accumulative adjustment had no material impact on the Company's financial statements. In addition, in February 2018, the FASB issued ASU No. 2018-03 which includes technical corrections and improvements to clarify the guidance in ASU No. 2016-01. This standard, adopted as of January 1, 2018, had no material impact on the Company’s financial statements.

SOL-GEL TECHOLOGIES LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)

2)	Newly issued accounting pronouncements:

a.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). The new standard requires lessees to record assets and liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company plans to adopt the standard as of January 1, 2019 on a modified retrospective basis and will not restate comparative periods. The Company will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company will make an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. The Company will recognize those lease payments in the Statements of Operations on a straight-line basis over the lease period. The Company expects that adoption of the standard will result in recognition of approximately $1,200 of lease assets and lease liabilities as of January 1, 2019 on the Company’s balance Sheets.

b.
In June 2018, the FASB issued ASU 2018-07, “Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-based Payment Accounting” that expands the scope of ASC Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of ASC Topic 718 to nonemployee awards except for certain exemptions specified in the amendment. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company does not expect to have a material impact on its financial statements.

NOTE 3 — MARKETABLE SECURITIES

The following table sets forth the Company’s marketable securities for the indicated period:

December 31,
2018
Level 2 securities:
U.S government and agency bonds	$7,933
Canada government bonds	1,009
Other foreign government bonds	5,259
Corporate bonds*	42,461
Total	$56,662

* Investments in Corporate bonds rated A or higher.

 The Company’s debt securities are traded in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Accordingly, these assets are categorized as Level 2.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 — MARKETABLE SECURITIES (continued)

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the year ended December 31, 2018:

Marketable securities

Balance at beginning of the year	$-
Additions	71,783
Sale or maturity	(15,092)
Changes in fair value during the year	(29)
Balance at end of the period	$56,662

As of December 31, 2018, the Company’s debt securities had the following maturity dates:

Market value
December 31,
2018
Due within one year	54,151
1 to 2 years	2,511
Total	56,662

NOTE 4 — PROPERTY AND EQUIPMENT

	December 31
	2017	2018
Cost:
Laboratory equipment	$2,247	$2,829
Office equipment and furniture	254	258
Computers and software	364	410
Leasehold improvements	1,429	1,849
	4,294	5,346
Less:
Accumulated depreciation and amortization	(1,980)	(2,742)
Property and equipment, net	$2,314	$2,604

Depreciation and amortization expense totaled $359, $471 and $762 for the years ended December 31, 2016, 2017 and 2018, respectively.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 5 — EMPLOYEE SEVERANCE BENEFITS

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

The amounts of severance payment expenses were $261, $275 and $431 for the years ended December 31, 2016, 2017 and 2018, respectively, of which $185, $257 and $292 in the years ended December, 2016, 2017 and 2018, respectively, were in respect of the Contribution Plan.

The Company expects to contribute approximately $308 in the year ending December 31, 2019 to insurance companies in connection with its expected severance liabilities for that year.

NOTE 6 — COMMITMENTS:

a.	Royalty Commitments:

1)
The Company is obligated to pay royalties to the IIA on proceeds from the sale of products developed from research and development activities that were funded, partially, by grants from the IIA.

Under the specific terms of the funding arrangements with the IIA, royalties of 3.5% to 25% are payable on the sale of products developed with funding received from the IIA, which payments shall not exceed, in the aggregate, 300% of the amount of the grant received (dollar linked), plus interest at annual rate based on LIBOR.

Up to December 31, 2018, the Company had recognized and received grants from the IIA in the amount of $1,431. Through December 31, 2018, the Company recorded an accumulated royalty expense of $2,029 as royalties to the IIA with respect to revenue recognized until 2018 ($32 were recorded in 2018 as an expense).

The Company did not receive any grants from the IIA for the years ended December 31, 2016, 2017 and 2018.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — COMMITMENTS (continued):

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

The Company granted rights to a third party for use and commercialization of certain Yissum patents.

e.	Lease Agreements

The Company leases office spaces and research and development facilities under several agreements. These agreements are linked to the change in the Israeli consumer price index and expire in December 2020.

The annual lease expenses for the years ended December 31, 2016, 2017 and 2018 were approximately $316, $464 and $477, respectively.

As of December 31, 2018, future minimum lease commitments under these operating lease agreements are as follows:

Year	Amount
2019	477
2020	477
Total	$954

As security for its obligation under the lease agreements the Company deposited $112 which are classified as restricted long-term deposits.

f.	Vehicle Lease Agreements

The Company has entered into operating lease agreements for vehicles used by its employees for a period of 3 years. The annual lease expenses for the years ended December 31, 2016, 2017 and 2018 were $156, $187 and $226, respectively.

The expected annual lease payments under this agreement for the next three years are $185, $136 and $28 for the years ending December 31, 2019, 2020 and 2021, respectively.

As security for its obligation under the lease agreements the Company deposited $47.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — COMMITMENTS (continued):

g.
In June 2008, the Company entered into a Master Clinical Trial Services Agreement with a third party, which was later amended in April 2016, to retain its services as a clinical research organization for certain product candidate subject to task work orders to be issued by the Company. During 2018, the Company entered into six additional task orders. As consideration for its services the Company will pay a total amount of approximately $14,343 during the term of the engagement and based on achievement of certain milestones, out of which $1,803 were recognized as an expense until December 31, 2018.

h.
In April 2015, the Company entered into a development, manufacturing and commercialization agreement, as amended on October 26, 2015, with a third party, to work towards the objective of obtaining all the U.S. Food and Drug Administration (hereafter- FDA) approvals necessary for the commercialization of one of its product candidates in the U.S. Under this agreement, the third party is obligated to conduct all regulatory, scientific, clinical and technical activities necessary to develop the product and prepare and file an abbreviated new drug application (hereafter- ANDA), with the FDA and gain regulatory approval. As soon as reasonably practical after FDA approval, the third party has exclusive rights and is required to use diligent efforts to commercialize this product in the U.S., including all required sales, marketing and distributing activities associated with the agreement. The Company is entitled to 50% of the third party’s gross profits related to the sale of this product, as such term is defined in the agreement, on a quarterly basis, for a period of 20 years following the first commercial sale of this product in the U.S.

Each party is responsible for its own costs in relation to performance under the agreement. The Company will finance all out-of-pocket clinical trial expenses (including materials), and the third party will reimburse the Company for 40% of the out-of-pocket clinical trial expenses as follows (a) in case of success of obtaining the FDA approval, by financing the Company's share in the  out-of-pocket litigation expenses (and by a cash payment if such financing is less than the reimbursement owed to the Company) , or (b) in case of failure to obtain the required FDA approval for the commercialization of the product candidate, by paying back the Company an amount equal to 40% of its out-of-pocket expenses. In 2017, the Company recognized the third party's obligation as a long term receivable. As of December 31, 2018, the third party obligation is in the amount of $1,562 and classified as other receivables under the other current assets.  The total amount was paid in January 2019.

i.
In 2016 through 2018, the Company entered into six collaboration agreements with two third parties for the development, manufacturing and commercialization of six product candidates (including an agreement assumed by the Company in August 2017, following the transfer of an in-process research and development product candidate from a related party). Under these agreements, the third parties are obligated to conduct all regulatory, scientific, clinical and technical activities necessary to develop the product and prepare and file ANDA, with the FDA and gain regulatory approval. The Company is obligated for sourcing the active pharmaceutical ingredient (API) during the development phase.

 Upon FDA approval, the third parties have exclusive rights and are required to use diligent efforts to commercialize this product in territories defined under the agreements, including all required sales, marketing and distributing activities associated with the agreements. The Company is entitled to 50% of the third party’s gross profits related to the sale of these products, as such term is defined in the agreements. In January 2019, one of these product candidates received final approval from the FDA. See also note 12.

j.
In October 2017, the Company entered into a Clinical Development Master Services Agreement with a third party, to retain it as clinical research organization for certain product candidate, subject to task work orders to be issued by the Company. As consideration for its services the Company will pay a total amount of approximately $12,927, during the term of the engagement and based on achievement of certain milestones, out of which $6,299 were recognized as an expense until December 31, 2018.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — COMMITMENTS (continued):

k.
In July 2018, the Company signed on a Master Services Agreement to receive certain clinical research services for certain product candidate subject to task work orders to be issued by the Company. As consideration for the services in the first work order the Company will pay a total amount of approximately $2,099 during the term of the engagement and based on achievement of certain milestones, $1,044 of which were recognized as an expense until December 31, 2018.

NOTE 7 — LOANS FROM THE CONTROLLING SHAREHOLDER

Until December 31, 2017, the Company received loans from its Controlling Shareholder in the aggregated amount of $65,338, including loans received during the years ended December 31, 2016 and 2017 in the amounts of $20,000 and $28,000, respectively.

The loans were classified as a current liability and denominated in U.S. dollars, bear no interest and were backed by a promissory note. The promissory note was unsecured note, had no repayment date and was subject to acceleration in certain events of default.

On August 22, 2017, the Company amended the loan to automatically convert the principal amount into a number of the Company's ordinary shares in connection with an initial public offering. The number of ordinary shares to be issued upon the automatic conversion will be equal to the principal amount divided by the price per ordinary share paid by investors in the initial public offering. In January 2018, the Company completed an IPO on the NASDAQ Stock Market. Immediately prior to the closing of the IPO, the outstanding promissory note was automatically converted into 5,444,825 Ordinary shares of the Company based on the IPO price of $12 per ordinary share. See also note 8.

NOTE 8— SHARE CAPITAL

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

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 — SHARE CAPITAL (continued)

In January 2018, the Company completed an IPO on the NASDAQ Stock Market, in which it issued 6,250,000 Ordinary shares at a price per share of $12. During February 2018 the underwriters exercised their green shoe option and purchased additional 937,500 ordinary shares at the same price per share. The net proceeds received from the IPO were approximately $78,800, after deducting underwriting discounts, commissions and other offering expenses in a total amount of approximately $7,450.

Immediately prior to the closing of the IPO, the outstanding promissory note were automatically converted into Company's shares. See also note 7.

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

As of December 31, 2018, 139,935 ordinary shares remain available for future grants under the Plan.

2)	Options grants

a.	Option granted to employees and directors

i.
In March 2018, the board of directors approved and recommended the Company shareholders to approve a grant of 105,471 options to the Company CEO to purchase ordinary shares at an exercise price of $11.21 per share. The Company's shareholders approved the grant in May 2018.

ii.	In March 2018, the Company granted a total of 20,138 options to two employees to purchase ordinary shares at an exercise price of $11.21 per share.

iii.	In August 2018, the Company granted a total of 10,069 options to an Executive Officer to purchase ordinary shares at an exercise price of $6.78 per share.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 — SHARE CAPITAL (continued)

The options vest over a period of 4 years; 25% of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

The fair value of options granted to employees and directors in 2016, 2017 and 2018 were $986, $9,841 and $878, respectively. The underlying data used for computing the fair value of the options are as follows:

	2016	2017	2018
Value of one ordinary share	$11.99	$20.47-$24.37	$6.24-$10.40
Dividend yield	0%	0%	0%
Expected volatility	68.46%-79.1%	72.91%-78.71%	70.43%-73.35%
Risk-free interest rate	0.95%-1.34%	1.57%-2.23%	2.67%-2.83%
Expected term	5-6.71 years	5-7 years	5.50-7 years

The total unrecognized compensation cost of employee options at December 31, 2018 is $2,927, which is expected to be recognized over a period of 3.6 years.

The following table summarizes the number of options granted to employees under the Plan for the years ended December 31, 2016, 2017 and 2018, and related information:

	Year ended December 31
	2016			2017			2018
	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
Options outstanding at the beginning of the year	312,194	$1.59	9.25	402,955	$1.59	8.55	849,780	$3.45	8.63
Granted	90,761	$1.59	9.59	468,572	$4.99	9.52	135,678	$10.88	9.41
Exercised							(27,399)	$1.59	-
Expired							(1,350)	$5.57	-
Forfeited	-	-	-	(21,747)	$2.25	7.87	(18,619)	$8.62	-
Options outstanding at the end of the year	402,955	$1.59	8.55	849,780	$3.45	8.63	938,090	$4.47	7.89
Options exercisable at the end of the year	192,338	$1.59	9.59	297,420	$1.59	7.49	519,084	$2.53	6.74

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 — SHARE CAPITAL (continued)

b.
Option granted to non-employees

In March 2018, the Company granted a total of 76,895 options to several consultants to purchase ordinary shares at an exercise price of $11.21 per share.

The options vest over a period of 4 years; 25% of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

The fair value of options granted to non-employees in 2017 and 2018 were $2,725 and $648, respectively. The underlying data used for computing the fair value of the options are as follows:

	2017	2018
Value of one ordinary share	$24.37	$10.40
Dividend yield	0%	0%
Expected volatility	72.91 -76.63%	79.07%
Risk-free interest rate	1.91%-2.16%	2.86%
Expected term	10 years	10 years

The total unrecognized compensation cost of non-employees options at December 31, 2018 is $358, which is expected to be recognized over a period of 3.2 years.

The following table summarizes the number of options granted to non-employees under the Plan for the year ended December 31, 2018, and related information:

	Year ended December 31
	2017			2018
	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
Options outstanding at the beginning of the year	-	-	-	121,680	$5.12	9.54
Granted	121,680	$5.12	9.54	76,895	$11.21	9.24
Options outstanding at the end of the year	121,680	$5.12	9.54	198,575	$7.48	8.81
Options exercisable at the end of the year	7,614	$1.59	9.54	44,793	$4.59	8.54

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 — SHARE CAPITAL (continued)

c.     The aggregate intrinsic value of the total outstanding and of total exercisable options as of December 31, 2018 is approximately $2,168 and $1,877, respectively.

d.     Restricted Shares granted to Directors

In February 2018, the board of directors approved and recommended the Company shareholders to approve a total grant of 46,000 restricted share units (RSUs) to its independent and external directors that vest annually in equal portions over a three-year period. The fair value of the shares as of the date of grant was $495.

e.     The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2016	2017	2018
Research and development expenses	$541	$1,932	$2,708
General and administrative expenses	411	2,042	$1,946
	$952	$3,974	$4,654

NOTE 9 — TAXES ON INCOME

The Company is taxed under Israel tax laws:

a.	Tax rates

The income of the Company and the Capital gains, other than income from Benefitted Enterprises (see b below), are subject to the normal corporate tax rates, 23% for 2018 and thereafter.

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

The period of tax benefits, as described above, is limited to 12 years from the beginning of the Benefited Enterprise election year (2012). As of December 31, 2018, the period of benefits has not yet commenced.

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

NOTE 9 — TAXES ON INCOME (continued)

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

As of December 31, 2018, the Company’s management decided not to adopt the application of the Amendment.

There is no assurance that future taxable income of the Company will qualify as Benefited or Preferred income or that the benefits described above will be available to the Company in the future.

c.	Tax assessments

Tax assessments filed by the Company through the year 2012 are considered to be final.

d.	Losses for tax purposes carried forward to future years

As of December 31, 2018, the Company had approximately $85.5 million of net carry forward tax losses which are available to reduce future taxable income with no limited period of use.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 — TAXES ON INCOME (continued)

e.	Deferred income taxes:

	As of December, 31
	2017	2018
In respect of:
Net operating loss carry forward	$16,342	$19,670
Research and development expenses	4,099	5,094
Other	1,541	1,402
Less – valuation allowance	(21,982)	(26,166)
Net deferred tax assets	$—	$—

f.	Reconciliation of theoretical tax expenses to actual expenses

The primary reconciling items between the statutory tax rate of the Company and the effective rate are the full valuation allowance of deferred tax assets and nondeductible expenses.

g.	Roll forward of valuation allowance

Balance at January 1, 2016	$10,888
Additions	3,111
Balance at December 31, 2016	$13,999
Additions	7,983
Balance at December 31, 2017	$21,982
Additions	4,184
Balance at December 31, 2018	$26,166

h.	Provision for uncertain tax positions

As of December 31, 2017 and 2018, the Company does not have a provision for uncertain tax positions.

NOTE 10 —   SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

 Other accounts payables and accruals

	As of December, 31
	2017	2018

Accrued expenses	$910	$1,031
Employees payables	376	897
Other	46	43
	$1,332	$1,971

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 — RELATED PARTIES

a.     Related parties include the Controlling Shareholder and companies under his control, the Board of Directors and the Executive Officers of the Company.

b.     As to options and restricted shares granted to directors and executive officers, see note 8.

c.     In July 2017, the Company granted to several Executive Officers of the Parent company 54,144 option to purchase ordinary shares at an exercise price of $5.57 per share.

d e.
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

In January 2018, immediately prior to the closing of the IPO, the outstanding promissory note from the Controlling Shareholder were automatically converted into 5,444,825 Ordinary shares. See also note 7.

NOTE 12 — SUBSEQUENT EVENT

In February 2019, the Company announced that a third party has received final approval from the FDA for the first generic version of a drug product.  The product was developed in a collaboration between the Company and the third party in which they shared development costs and will equally share the gross profits generated from sales of the product. See also Note 6i.