Form 20-F
period 2019-12-31
Sol-Gel Technologies Ltd.
filed 2020-03-24
CIK 1684693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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
Tel: 972-8-9313429; Fax: 972-153-523044444
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.1 per share	SLGL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,402,800 Ordinary Shares, par value NIS 0.1 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐          No ☒

INTRODUCTION

All references to “Sol-Gel,” “Sol-Gel Technologies,” “we,” “us,” “our,” “the Company” and similar designations refer to Sol-Gel Technologies Ltd. The terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 3.456, NIS 3.748 and NIS 3.467 to $1.00, based on the exchange rates reported by the Bank of Israel on December 31, 2019, December 31, 2018 and December 31, 2017, respectively.

All references to the term “branded product candidates” refers to Twyneo®, a novel, once-daily, non-antibiotic topical cream that we are developing for the treatment of acne vulgaris, or acne; Epsolay®, a once-daily topical cream containing 5% encapsulated benzoyl peroxide that we are developing for the  treatment for subtype II rosacea; SGT-210, a potential treatment of palmoplantar keratoderma, or PPK, and non-melanoma skin cancer; tapinarof, an AhR agonist; and roflumilast, a PDE4 inhibitor. Tapinarof, and roflumilast are each as a potential treatment of psoriasis and other dermatological indications., All references to the term “product candidates” include both branded product candidate and generic product candidates.

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

•	our ability to complete the development of, and obtain market approval for, our product candidates;

•	our ability to find suitable co-development, contract manufacturing and marketing partners;

•
our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained;

•	our ability to commercialize and launch our pharmaceutical product candidates;

•	our ability to obtain and maintain adequate protection of our intellectual property;

•	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

•	our ability to establish adequate sales, marketing and distribution channels;

•	acceptance of our product candidates by healthcare professionals and patients;

•	the possibility that we may face third-party claims of intellectual property infringement;

•	the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products;

•
intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

•	potential product liability claims;

•	potential adverse federal, state and local government regulation in the United States, Europe or Israel;

•	the impact of pandemics such as Novel Coronavirus Disease 2019, or COVID-19, on our business and financial condition; and

•	loss or retirement of key executives and research scientists.

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

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.            Selected Financial Data

The following table sets forth our selected historical financial data, which is derived from our audited financial statements, which have been prepared in accordance with U.S. GAAP. The selected consolidated balance sheet data as of December 31, 2018 and 2019 and our selected statement of operations data for the years ended December 31, 2017, 2018 and 2019 is derived from our audited consolidated financial statements included elsewhere in this annual report. The selected financial data as of December 31, 2015, December 31, 2016 and December 31, 2017 and our selected statement of operations data for the years ended December 31, 2015 and December 31, 2016 have been derived from our audited financial statements not included in this annual report. Our historical results are not necessarily indicative of the results that should be expected in the future. You should read this selected financial data in conjunction with, and it is qualified in its entirety by, our historical financial information and other information provided in this annual report including “Item 5. Operating and Financial Review and Prospects” and our audited financial statements and related notes appearing elsewhere in this annual report.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands, except share and per share data)
Statement of Operations Data:
Collaboration Revenues	$-	$-	$174	$129	$22,904
Research and development expenses	7,184	17,023	25,805	28,146	40,578
General and administrative expenses	2,463	3,733	6,002	5,504	8,276
Total operating loss	9,647	20,756	31,633	33,521	25,950
Financial expenses (income), net	13	15	(65)	(1,318)	(1,374)
Loss before income taxes	9,660	20,771	31,568	32,203	24,576
Income taxes					33
Loss for the year	$9,660	$20,771	$31,568	$32,203	$24,609
Basic and diluted loss per ordinary share*	$2.76	$3.30	$5.02	$1.80	$1.26
Weighted average number of ordinary shares outstanding – basic and diluted*	3,494,579	3,494,579	6,290,244	17,867,589	19,534,562

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

		As of December 31,
	2015	2016	2017	2018	2019
Balance Sheet Data:		(in thousands)
Cash and cash equivalents	$5,895	$7,001	$5,024	$5,325	$9,412
Total Assets	8,244	10,985	15,315	69,682	61,301
Total liabilities	19,762	42,322	68,014	5,773	8,836
Accumulated deficit	(42,922)	(63,693)	(95,261)	(127,464)	(152,073)
Total shareholders’ equity (capital deficiency)	(11,518)	(31,337)	(52,699)	63,909	52,465

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this annual report, including our financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares (the “Ordinary Shares”). The risks and uncertainties described below in this annual report on Form/ 20-F for the year ended December 31, 2019 are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your investment.

Risks Related to Our Business and Industry

We are a clinical stage company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

We are a clinical stage pharmaceutical company with a limited operating history. We have incurred net losses since our formation in 1997. In particular, we incurred net losses of $31.6 million in 2017, $32.2 million in 2018, and $24.6 million in 2019. As of December 31, 2019, we had an accumulated deficit of $152.1 million. Our losses have resulted principally from expenses incurred in research and development of our product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur net losses for the foreseeable future as we continue to invest in research and development and seek to obtain regulatory approval and commercialization of our product candidates. The extent of our future operating losses and the timing of generating revenues and becoming profitable are highly uncertain, and we may never achieve or sustain profitability. We anticipate that our expenses will increase substantially as we:

•	seek marketing approval and conduct pre-commercialization and launch activities for Twyneo® and Epsolay®;

•	conduct Phase I proof of concept clinical studies of SGT-210, and continue the research and development of future branded product candidates;

•	seek regulatory approvals for any product candidate that successfully completes clinical development;

•	potentially establish a sales, marketing and distribution infrastructure and commercial manufacturing capabilities to commercialize any product candidates for which we may obtain regulatory approval;

•	continue the development, bioequivalence and other studies required for abbreviated new drug application, or “ANDA", submissions for our generic product candidates;

•	seek to enhance our technology platform;

•	maintain, expand and protect our intellectual property portfolio;

•	seek new drug candidates and expand our disease portfolio;

•	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development; and

•	experience any delays or encounter any issues with any of the above, including but not limited to failed studies, complex results, safety issues or other regulatory challenges.

We have financed our operations primarily through public offerings in the U.S., private placements of equity securities and loans from our controlling shareholder. To date, we have devoted a significant portion of our financial resources and efforts to developing the first generic version of Zovirax® (acyclovir) cream, 5%,  developing our product candidates and conducting pre-clinical studies and our clinical trials for Twyneo®, Epsolay®, ivermectin cream, 1% and 5-fluorouracil cream, 5%. Other than the first generic version of Zovirax® (acyclovir) cream, 5%, we have not completed development of any of our product candidates. To become and remain profitable, we must succeed in developing and eventually commercializing product candidates that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing pre-clinical studies and clinical trials for our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing manufacturing and marketing capabilities and ultimately selling any product candidates for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability.

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

Conducting pre-clinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. We expect to continue to incur significant expenses and operating losses over the next several years as we seek marketing approval and conduct pre-commercialization and launch activities for Twyneo® and Epsolay®, conduct Phase I proof of concept clinical studies of SGT-210 and advance our other product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Substantial revenue, if any, will be derived from sales of products that we do not expect to be commercially available for a number of years, if at all. If we obtain marketing approval for Twyneo® or Epsolay® or any other product candidates that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. We also expect an increase in our expenses associated with creating additional infrastructure to support operations as a public company. . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the timing and success for obtaining marketing approval for Twyneo® and Epsolay®;

•	the progress and results of our development activities for SGT-210, tapinarof, and roflumilast;

•	the scope, progress, results and costs of development, laboratory testing and clinical trials for our generic product candidates;

•	the cost of manufacturing clinical supplies and exhibition batches of our product candidates;

•	the costs, timing and outcome of regulatory reviews of any of our product candidates;

•	the costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

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

We have invested a majority of our efforts and financial resources in the research and development of Twyneo® for the treatment of acne and Epsolay® for the treatment of subtype II rosacea. We are currently investing a majority of our efforts and resources in the conduct of pre-commercialization and launch activities for Twyneo® and Epsolay®. The success of our business depends largely on our ability to fund, execute and complete the development of, obtain regulatory approval for and successfully commercialize our branded product candidates in the United States in a timely manner.

We have not obtained regulatory approval for most of our product candidates in the United States or any other country.

Other than the first generic version of Zovirax® (acyclovir) cream, 5% for which Perrigo, our collaborator, received final FDA approval in February 2019, we do not currently have any product candidates that have obtained regulatory approval for sale in the United States or any other country, and we cannot guarantee that our other product candidates will ever obtain such approvals. Our business is substantially dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize product candidates in a timely manner. We cannot commercialize our product candidates in the United States without first obtaining regulatory approval to market each product candidate from the FDA. Similarly, we cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities.

Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we must demonstrate in pre-clinical studies and well-controlled clinical trials that the product candidate is safe and effective for use for its target indication and that the related manufacturing facilities, processes and controls are adequate. In the United States, we are required to submit and obtain the FDA’s approval of a new drug application, or NDA, before marketing our product candidates. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate's safety and efficacy for each desired indication. We intend to submit NDAs that are subject to the requirements of section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FDCA, which will allow us to rely in part on published scientific literature and/or the FDA's prior findings of safety and efficacy in its approvals of similar products. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product candidate. The FDA will also inspect our manufacturing facilities to ensure that the facilities can manufacture each product candidate that is the subject of an NDA, in compliance with current good manufacturing practice, or “cGMP”  requirements, and may inspect our clinical trial sites to ensure that the clinical trials conducted at the inspected site were performed in accordance with good clinical practices, or "GCP", and our clinical protocols.

Approval to market and distribute drugs that are shown to be equivalent to proprietary drugs previously approved by the FDA through its NDA process is obtained by submitting an ANDA to the FDA. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data, and quality control procedures. Premarket applications for generic drugs are termed abbreviated because they generally do not include pre-clinical and clinical data to demonstrate safety and effectiveness. Instead, a generic applicant must demonstrate that its product is bioequivalent to the innovator drug.

Obtaining approval of an NDA or an ANDA is a lengthy, expensive and uncertain process, and approval is never guaranteed. Upon submission of an NDA or ANDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA, or ultimately be approved. If the application is not accepted for review or approval, the FDA may require that we conduct additional clinical trials or pre-clinical studies or take other actions before it will reconsider our application. If the FDA requires additional studies or data, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than anticipated or that we have available. In addition, the FDA may not consider any additional information to be complete or sufficient to support approval.

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

We have a limited operating history in the dermatological prescription drug space and have focused much of our efforts, to date, on the research and development of our branded and generic product candidates, rather than commercialization. As such, we cannot provide you with any assurances as to when, if ever, we will obtain approvals or generate sufficient revenues to achieve sustained profitability. Our ability to successfully commercialize our product candidates and become profitable is subject to a number of challenges, including, among others, that:

•	we may not have adequate financial or other resources;

•	we may not be able to manufacture our product candidates in commercial quantities, in an adequate quality or at an acceptable cost;

•	we may not be able to establish adequate sales, marketing and distribution channels;

•	we may not be able to find suitable co-development, contract manufacturing or marketing partners;

•	healthcare professionals and patients may not accept our product candidates;

•	we may not be aware of possible complications from the continued use of our product candidates since we have limited clinical experience with respect to the actual use of our product candidates;

•	changes in the market, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;

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

We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plan.

We have implemented a business continuity plan to prevent the collapse of critical business processes to a large extent or to enable the resumption of critical business processes in case a natural disaster, public health emergency, such as the global pandemic of Novel Coronavirus Disease 2019, or COVID-19, or other serious event occurs. However, depending on the severity of the situation, it may be difficult or in certain cases impossible for us to continue our business for a significant period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event and we may incur substantial costs that could have a material adverse effect on our business.

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

•
we may be required to implement a risk evaluation and mitigation strategy, or “REMS,” which may include a medication guide or patient package insert, a communication plan to educate healthcare providers of the drug’s risks, or other elements to assure safe use;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects. Our future clinical trial results may not be successful.

We may experience delays in our clinical trials, and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

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

Undesirable side effects caused by our product candidates could result in the delay, suspension or termination of clinical trials by us, our collaborators, the FDA or other regulatory authorities for a number of reasons. For example, to date, patients treated with Twyneo® and Epsolay® have experienced drug-related side effects including moderate local site irritation such as dryness, erythema, scaling, pruritus, itching, stinging and burning. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our clinical trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. If we elect or are required to delay, suspend or terminate any clinical trial for any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

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

We face intense competition with regard to patient enrollment in clinical trials from other dermatological companies which also seek to enroll subjects from the same patient populations. In addition, patients enrolled in our clinical trials may discontinue their participation at any time during the trial as a result of a number of factors, including withdrawing their consent or experiencing adverse clinical events, which may or may not be judged related to our product candidates under evaluation. For example, 104 patients, or 12.12% of patients enrolled in our Twyneo® Phase III clinical trial, did not complete the study protocol. The most common reasons for subjects not completing the study were the withdrawal of informed consent (41 subjects), loss to follow-up (36 subjects) and adverse events (16 subjects). The discontinuation of patients in any one of our trials may cause us to delay or abandon our clinical trial or cause the results from that trial not to be positive or sufficient to support a filing for regulatory approval of the applicable product candidate.

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

We are developing product candidates for which we intend to seek FDA approval through the Section 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to us under the FDCA, would allow an NDA we submit to the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved drugs, which could expedite the development program for our product candidates by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for these product candidates, and complications and risks associated with these product candidates, would likely substantially increase. Moreover, any inability to pursue the Section 505(b)(2) regulatory pathway may result in new competitive products reaching the market more quickly than our product candidates, which would likely materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, our product candidates may not receive the requisite approvals for commercialization.

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

Even if we complete clinical testing and receive approval of any of our branded or generic product candidates, the FDA may grant approval contingent on the performance of additional post-approval clinical trials, risk mitigation requirements such as the implementation of a or REMS, and/or surveillance requirements to monitor the safety or efficacy of the product, which could negatively impact us by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. Absence of long-term safety data may further limit the approved uses of our product candidates, if any.

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

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new biologics or modifications to approved biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business.  For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the global pandemic of COVID-19 on March 10, 2020 the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and products through April 2020, and regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

We conduct research and development primarily to enable us to manufacture and market topical dermatological creams containing drugs in accordance with FDA regulations as well as other regulatory authorities. We spent approximately $25.8 million, $28.1 million and $40.6 million on research and development activities during the years ended December 31, 2017, 2018 and 2019, respectively. We are required to obtain FDA approval before marketing our product candidates in the United States. The FDA approval process is costly, time consuming and inherently risky.

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

Certain of our product candidates may be manufactured, warehoused and/or tested at third-party facilities located in the U.S., Canada, New Zealand, and India, in addition to our facility in Israel, and therefore our operations are subject to risks inherent in doing business internationally. Such risks include the adverse effects on operations from corruption, war, public health crises, such as pandemics and epidemics, international terrorism, civil disturbances, political instability, governmental activities, deprivation of contract and property rights and currency valuation changes. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations.

Pandemics such as the novel coronavirus (COVID-19) could have an adverse impact on our business and our financial condition.

In December 2019, COVID-19 was identified in Wuhan, China. This virus continues to spread globally and, as of March 2020, has spread to over 50 countries, including the United States and Israel. Any outbreak of contagious diseases, or other adverse public health developments, could have a material adverse effect on our business operations. These could include disruptions or restrictions on our ability to travel, pursue collaborations and other business transactions, oversee the activities of our third-party manufacturers and suppliers, conduct clinical trials, make shipments of materials, as well as be impacted by the temporary closure of the facilities of suppliers and clinical trial sites. Any disruption of suppliers, clinical trial sites or access to patients would likely impact our clinical trial enrollment progress and rates as well as our ability to access capital through the financial markets. Moreover, the coronavirus outbreak has begun to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that this coronavirus or any other epidemic harms the global economy generally. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

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

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act. By way of example, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted, which, among other things, removes penalties for not complying with the Affordable Care Act’s individual mandate to carry health insurance. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court's decision that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. It is unclear how these decisions, subsequent appeals, or other efforts to challenge, repeal or replace the Affordable Care Act will impact the law or and our business or financial condition.

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

The facial aesthetic market in general, and the market for acne and rosacea treatments in particular, are highly competitive and dynamic, and characterized by rapid and substantial technological development and product innovations. These markets are also characterized by competitors obtaining patents to protect what they consider to be their intellectual property. We anticipate that Twyneo® and Epsolay®, if approved, will face significant competition from other approved products, including topical drugs, topical anti-acne drugs such as Acanya, Ziana, Epiduo, Epiduo Forte, Benzaclin, Aczone, Onexton, Differin, Arazlo, Aklief and Amzeeq, and topical drugs for the treatment of rosacea such as Metrogel, Finacea, Soolantra and Finacea, oral drugs such as Solodyn, Doryx, Dynacin, Oracea and Minocin. If approved, Twyneo® and Epsolay® may also compete with non-prescription anti-acne products, as well as unapproved and off-label treatments. In addition, if approved, Twyneo® may compete with drug products utilizing other technologies that can separate two drug substances, such as dual chamber tubes, dual pouches or dual sachets. To compete successfully in the facial aesthetic market, we will have to demonstrate that our product is safe and effective for the respective treatment and has advantages over existing therapies. Competing in the facial aesthetic market could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

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

 With respect to generic pharmaceutical products, the FDA approval process often results in the FDA granting final approval to a number of ANDAs for a given product at the time a relevant patent for a corresponding branded product or other regulatory and/or market exclusivity expires. For example, on December 30, 2016, Actavis Ltd. submitted an ANDA for ivermectin, 1%, cream, and, as a potential “first applicant,” may qualify for 180-day generic marketing exclusivity.  Accordingly, the FDA may be prohibited from approving any other generic ivermectin, 1%, cream product for 180 days from the date of the Actavis Ltd. ANDA approval, such that we would not be able to commercialize this product until after Actavis Ltd.’s exclusivity period expires. Thus, we expect, in accordance with the standard practices in the industry, to face immediate competition when we introduce a generic product into the market. As competition from other manufacturers intensifies, selling prices and gross profit margins often decline. Accordingly, the level of market share, revenue and gross profit attributable to a particular generic product that we develop is generally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Additionally, ANDA approvals often continue to be granted for a given product subsequent to the initial launch of the first generic product. These circumstances generally result in significantly lower prices and reduced margins for generic products compared to brand products. New generic market entrants generally cause continued price and margin erosion over the generic product life cycle.

In addition to the competition we face from other generic manufacturers, we face competition from brand-name manufacturers related to our generic product candidates. Branded pharmaceutical companies may sell their branded products as “authorized generics,” where an approved brand name drug is marketed, either by the brand name drug company or by another company with the brand company’s permission, as a generic product without the brand name on its label, and potentially sold at a lower price than the brand name drug. Further, branded pharmaceutical companies may seek to delay FDA approval of our ANDAs or reduce generic competition by, for example, obtaining new patents on drugs whose original patent protection is about to expire, filing patent infringement suits that could delay FDA approval of generics, developing new versions of their products to obtain FDA market exclusivity, filing citizen petitions contesting FDA approvals of generics such as on alleged health and safety grounds, developing “next generation” versions of products that reduce demand for the generic versions we are developing, changing product claims and labeling, and seeking approval to market as OTC branded products.

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

We currently have limited marketing capabilities and no sales organization. If we are unable to establish sales and marketing capabilities on our own or through third parties, we will be unable to successfully commercialize Twyneo®, Epsolay® or any other of our other product candidates, if approved, or generate product revenues.

We currently have limited marketing capabilities and no sales organization. To commercialize Twyneo®, Epsolay® or any other of our other product candidates, if approved, in the United States and other jurisdictions we may seek to enter, we must build our marketing, sales, distribution, managerial and other non-technical capabilities  or make arrangements with third parties to perform these services, and we may not be successful in doing so. For instance, if Twyneo® and Epsolay® receive regulatory approval from the FDA, we intend to market them in the United States through a specialized internal sales force or a combination of our internal sales force and distributors, which will be expensive and time-consuming. Alternatively, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize Twyneo®, Epsolay® or any of our other product candidates.

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

If we are not successful in establishing sufficient sales and marketing capabilities to commercialize Twyneo®, Epsolay® or any of our other product candidates, either on our own or through collaborations with one or more third parties, our revenues will suffer and we will incur significant additional losses.

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

•
the federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the government information related to certain payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care providers beginning in 2022, and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to the government ownership and investment interests held by the physicians described above and their immediate family members and payments or other “transfers of value” to such physician owners. Covered manufacturers are required to submit reports to the government by the 90th day of each calendar year;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•
analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or that require the reporting of pricing information and marketing expenditures; and state laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. For example, the California Consumer Privacy Act, or the CCPA, which went into effect on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation; and

•
similar healthcare laws and regulations in the European Union and other non-U.S. jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of certain protected information, such as the General Data Protection Regulation, or GDPR, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the EU (including health data) and the United Kingdom until the end of the transition period on 31 December 2020 provided for in the Withdrawal Agreement between the EU and the U.K.

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

Third parties could illegally distribute and sell counterfeit versions of our product candidates, which do not meet the rigorous manufacturing and testing standards that our product candidates undergo. Counterfeit products are frequently unsafe or ineffective and can be life-threatening. Counterfeit medicines may contain harmful substances, the wrong dose of the active pharmaceutical ingredient or no active pharmaceutical ingredient at all. However, to distributors and users, counterfeit products may be visually indistinguishable from the authentic version.

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

We currently contract with third-party manufacturers and suppliers for certain compounds and components necessary to produce our product candidates for clinical trials and expect to continue to do so to support commercial scale production if any of our product candidates is approved. This increases the risk that if any of our product candidates is approved, we may not have access to sufficient quantities or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

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

The manufacture of pharmaceutical products is complex, and manufacturers often encounter difficulties in production. If we or any of our third-party manufacturers encounter any difficulties, our ability to provide product candidates for clinical trials or our product candidates to patients, once approved, and the development or commercialization of our product candidates could be delayed or stopped.

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

We have granted, and may in the future grant, to third parties licenses to use our intellectual property. Generally, these licenses have granted rights to commercialize products outside the pharmaceutical field or to technology we no longer use or to otherwise use our intellectual property for a limited purpose outside the scope of our business interests. For example, in August 2013 we entered into an assignment agreement with Medicis Pharmaceutical Corporation (“Medicis”), according to which Medicis assigned to us its entire interest in one of the patents upon which we rely for our product candidate Twyneo® for the treatment of acne . As part of this assignment agreement, we granted to Medicis a non-exclusive, transferable, sub-licensable, royalty-free, perpetual, license to practice the inventions claimed under the patent.

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

To the extent that any of our employees, advisors, research collaborators, contractors or consultants independently develop, or use independently developed, intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises with respect to any proprietary right, enforcement of our rights can be costly and unpredictable, and a court may determine that the right belongs to a third party.

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

In the United States, we expect to file NDAs for our product candidates for approval under Section 505(b)(2) of the FDCA. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies that were not conducted by, or for, the applicant and on which the applicant has not obtained a right of reference. The 505(b)(2) application would enable us to reference published literature and/or the FDA’s previous findings of safety and effectiveness for the branded reference drug. For NDAs submitted under Section 505(b)(2) of the FDCA, the patent certification and related provisions of the Hatch-Waxman Act apply. In accordance with the Hatch-Waxman Act, such NDAs may be required to include certifications, known as paragraph IV certifications, that certify that any patents listed in the Patent and Exclusivity Information Addendum of the FDA’s publication, Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book, with respect to any product referenced in the 505(b)(2) application, are invalid, unenforceable or will not be infringed by the manufacture, use or sale of the product that is the subject of the 505(b)(2) NDA. Applicants must also notify the holder of the approved NDA for any product referenced in the 505(b)(2) application, along with all patent owners, regarding submission of a paragraph IV certification with respect to applicable patents listed in the Orange Book.

Under the Hatch-Waxman Act, the NDA holder and patent owner(s) may file a patent infringement lawsuit after receiving notice of the paragraph IV certification. Filing of a patent infringement lawsuit against the filer of the 505(b)(2) application within 45 days of the patent owner’s receipt of notice triggers a one-time, automatic, 30-month stay of the FDA’s ability to approve the 505(b)(2) NDA, unless patent litigation is resolved in the favor of the paragraph IV filer or the patent expires before that time. Accordingly, we may invest a significant amount of time and expense in the development of one or more product candidates only to be subject to significant delay and patent litigation before such product candidates may be commercialized, if at all. In addition, a 505(b)(2) application will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, or NCE, listed in the Orange Book for the referenced product has expired. The FDA may also require us to perform one or more additional clinical trials or measurements to support the change from the branded reference drug, which could be time consuming and could substantially delay our achievement of regulatory approvals for such product candidates. The FDA may also reject our future 505(b)(2) submissions and require us to file such submissions under Section 505(b)(1) of the FDCA, which would require us to provide extensive data to establish safety and effectiveness of the drug for the proposed use and could cause delay and be considerably more expensive and time consuming. These factors, among others, may limit our ability to successfully commercialize our product candidates.

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

The restrictions under the IIA’s rules and guidelines continue to apply even after payment of the full amount of royalties payable pursuant to the grants. In addition, the government of the State of Israel may from time to time audit sales of products which it claims incorporate Funded Know-How and this may lead to additional royalties being payable on additional product candidates. Following an audit conducted by the IIA, the IIA confirmed to us that products based on encapsulation technology of solid material are exempt from royalty payment obligations to the IIA. Our product candidates Twyneo® and Epsolay® fall within the category of products based on encapsulation technology of solid material. However, there can be no guarantee that the IIA will not in the future attempt to claim royalties with respect to these products, or that future products will not be subject to royalties.

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

In August 2015, an amendment to the Innovation Law was enacted, or Amendment No. 7, which came into effect on January 1, 2016. Since Amendment No. 7 has entered into force, the IIA was appointed to act as the entity which is responsible for the activity which was previously under the OCS’ responsibility. The IIA was granted wide freedom of action, and among other things, the authority to amend the requirements and restrictions which were specified in the Innovation Law before Amendment No. 7 became effective with respect to the ownership of Funded Know-How (including with respect to the restrictions on transfer of the Funded Know-How and manufacturing activities outside of Israel) as well as with respect to royalty payment obligations which apply to companies that received grants from the IIA. Although the IIA recently published rules, which for the most part adopted the principal provisions and restrictions specified in the Innovation Law prior to the effectiveness of Amendment No. 7, as of the date of this annual report, we are unable to assess the effect on our business of any future rules which may be published by the IIA. See “Item 4. Information on the Company – B. Business Overview — Government Regulation — IIA.”

Enforcing a U.S. judgment against us and our current executive officers and directors, or asserting U.S. securities law claims in Israel, may be difficult.

We are incorporated in Israel. All of our current executive officers and directors reside in Israel (other than two of our directors and one of our executive officers who reside in the United States) and most of our assets reside outside of the United States. Therefore, a judgment obtained against us or any of these persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It may also be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

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

Arkin Dermatology is currently our controlling shareholder.  As of March 18, 2020, Arkin Dermatology beneficially owned approximately 60.51% of the voting power of our outstanding ordinary shares. Therefore, Arkin Dermatology has the ability to substantially influence us and exert significant control through this ownership position. For example, Arkin Dermatology is able to control elections of directors, amendments of our organizational documents, and approval of any merger, amalgamation, sale of assets or other major corporate transaction. Arkin Dermatology’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as it continues to own a significant amount of our equity, Arkin Dermatology will continue to be able to strongly influence and significantly control our decisions.

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

As of March 18, 2020, there are 22,499,155 ordinary shares outstanding. Future sales by us or our shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of the ordinary shares listed for trading are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

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

In addition, a sale by us of additional ordinary shares or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary shares. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities and may cause you to lose part or all of your investment in our ordinary shares.

Arkin Dermatology, our controlling shareholder, as holder of 13,613,936 of our ordinary shares as of March 18, 2020, is entitled to require that we register under the Securities Act the resale of these shares into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “Item 7.B — Related Party Transactions — Registration Rights Agreement”.

We have broad discretion as to the use of the net proceeds from our public offerings and may not use them effectively.

We intend to use the remaining net proceeds from our initial public offering in February 2018 and our public offerings in August 2019 and February 2020 to fund conduct pre-commercialization and launch activities for Epsolay and Twyneo and fund development activities for our other branded product candidates. The remaining proceeds will be used for other research and development activities, including the development of our generic product candidates, as well as for working capital and general corporate purposes. However, our management has broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from our initial public offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income.

We do not intend to pay dividends on our ordinary shares for at least the next several years.

We do not anticipate paying any cash dividends on our ordinary shares for at least the next several years. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be the investors’ sole source of gain for at least the next several years. In addition, Israeli law limits our ability to declare and pay dividends and may subject us to certain Israeli taxes. For more information, see “Item 8. Financial Information – A. Financial Statements and Other Financial Information - Dividend Policy.”

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

We have been incurring and will continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with this Annual Report, our management is required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above and depending on our status as per Rule 12b-2 of the Exchange Act, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404. The process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2019, our internal control over financial reporting was effective, we cannot predict the outcome of this determination in future years and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2019, our internal control over financial reporting was effective, we cannot predict the outcome of our testing or any subsequent testing by our auditor in future periods.  Any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information and affect our reputation, which could have a negative effect on the trading price of our ordinary shares.

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

We may be considered to be a passive foreign investment company for U.S. federal income tax purposes for the current tax year and possibly thereafter, which could result in materially adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares or warrants.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Starting in the first quarter of 2019, we began generating revenue under our collaboration agreement with Perrigo for the development of the generic version of Zovirax® (acyclovir) cream, 5%. We expect to generate substantial revenue under this agreement for our 2020 taxable year and foreseeable future years. Though the application of the relevant rules governing the characterization of such revenue for purposes of the PFIC income test is uncertain, we intend to take the position that, based on our involvement and management contributions throughout the development process, such revenue is non-passive for PFIC purposes. As a result, assuming we continue to earn substantial revenue from such agreement as anticipated and based on the current and anticipated value and composition of our income and assets, we do not expect that we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or for foreseeable future years. However, there are substantial factual and legal ambiguities regarding the nature of the revenue and the application of the relevant PFIC rules, and thus, the determination that such revenue is non-passive is not without doubt, and alternative characterizations are possible.

A separate determination has to be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, our PFIC status may depend in part on the market price of our ordinary shares, which may fluctuate significantly. In addition, there are certain other ambiguities in applying the PFIC test to us. If we are considered a PFIC, material adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information – E. Taxation – U.S. Federal Income Tax Considerations with respect to the Company”) of our ordinary shares or warrants with respect to any “excess distribution” received from us and any gain from a sale or other disposition of our ordinary shares or warrants.  Please see “Item 10. Additional Information – E. Taxation – U.S. Federal Income Tax Considerations with respect to the Company.”

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

ITEM 4.           INFORMATION ON THE COMPANY

A.           History and Development of the Company

Our legal and commercial name is Sol-Gel Technologies Ltd.  Our company was incorporated on October 28, 1997 and was registered as a private company limited by shares under the laws of the State of Israel. Our principal executive offices are located at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650 Israel and our telephone number is 972-8-931 3433. Our website address is http://www.sol-gel.com. The information contained therein, or that can be accessed therefrom, does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40th Street, 10th Floor, New York, NY 10016, and its telephone number is +1 (800) 221-0102.

In February 2018 we completed our initial public offering on The Nasdaq Global Market, pursuant to which we issued 7,187,500 Ordinary Shares for aggregate gross proceeds of approximately $86.25 million before deducting underwriting discounts and commissions and offering expenses payable by us, including the full exercise by the underwriters of their option to purchase additional shares. Our Ordinary Shares are traded on The Nasdaq Global Market under the symbol "SLGL".

Our capital expenditures for the years ended December 31, 2017, 2018 and 2019 were approximately $1,925, $1,052 and $597, respectively. Our current capital expenditures involve equipment and leasehold improvements.

B.           Business Overview

We are a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Our current product candidate pipeline consists of late-stage and early-stage branded product candidates that leverage our proprietary, silica-based microencapsulation technology platform, other early-stage branded product candidates and several generic product candidates across multiple indications. Our lead product candidate, Twyneo®, is a novel, once-daily, non-antibiotic topical cream containing a fixed-dose combination of encapsulated benzoyl peroxide and encapsulated tretinoin, that we are developing for the treatment of acne vulgaris, or acne.

On December 30, 2019, we announced top-line results from two pivotal Phase 3 clinical trials evaluating Twyneo for the treatment of acne. Twyneo met all co-primary endpoints in both Phase 3 trials. The Phase 3 program enrolled an aggregate of 858 patients aged nine and older in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Twyneo demonstrated statistically significant improvement in each of the co-primary endpoints of (1) the proportion of patients who succeeded in achieving at least a two grade reduction from baseline and Clear (grade 0) or Almost Clear (grade 1) at Week 12 on a 5-point Investigator Global Assessment (IGA) scale, (2) an absolute change from baseline in inflammatory lesion count at Week 12, and (3) and an absolute change from baseline in non-inflammatory lesion count at Week 12. In addition, Twyneo was found to be well-tolerated.  We intend to submit an NDA for marketing approval for Twyneo in the second half of 2020.

Our second branded product candidate is Epsolay®, a potential treatment for subtype II rosacea.  On July 8, 2019, we announced positive top-line results from our Phase 3 program evaluating Epsolay.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Epsolay demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the Investigator Global Assessment (IGA) relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay® was found to be well- tolerated. We intend to submit an NDA to the FDA for marketing approval of Epsolay in the second quarter of 2020.

Our other branded product candidates are SGT-210, a potential treatment of palmoplantar keratoderma (PPK) and non-melanoma skin cancer, and tapinarof and roflumilast, each a potential treatment of psoriasis and other dermatological indications.

We designed our proprietary, silica-based microencapsulation technology platform to enhance the tolerability and stability of topical drugs while maintaining their efficacy. Topical drugs often struggle to balance achieving both high efficacy and high tolerability. Our technology platform entraps active ingredients in an inert, inorganic silica shell, which creates an unnoticeable barrier between the active ingredient and the skin. The resulting microcapsules are designed to allow the entrapped active ingredients to gradually migrate through the pores of the shell and deliver active ingredient doses onto the skin in a controlled manner, resulting in improved tolerability and stability without sacrificing efficacy. By separately encapsulating active ingredients within protective silica shells, our technology platform also enables the production of novel fixed-dose active ingredient combinations that otherwise would not be stable. We believe that our microencapsulation technology has the potential to be used for topical drug products to treat a variety of skin diseases. As a result of the FDA having already approved silica as a safe excipient for topical drug products, we expect the review process for Twyneo® and Epsolay® to be conducted according to the FDA’s 505(b)(2) regulatory pathway, which may provide for a more efficient regulatory process by permitting us to rely, in part, upon the FDA’s previous findings of safety and efficacy of an approved product.

We maintain exclusive, worldwide commercial rights for our branded product candidates, which consist of:

•
Twyneo®, a novel, once-daily, non-antibiotic topical cream, which we are developing for the treatment of acne, containing a fixed-dose combination of encapsulated benzoyl peroxide, or E-BPO, and encapsulated tretinoin. Acne is one of the three most prevalent skin diseases in the world and is the most commonly treated skin disease in the United States. According to the American Academy of Dermatology, acne affects approximately 40 to 50 million people in the United States, of which approximately 10% are treated with prescription medications. In July 2017, we reported positive top-line results from a double-blind, dose-ranging active- and placebo-controlled, six-arm, multi-center Phase II clinical trial of Twyneo® in the United States in 726 subjects, 128 of which subjects across six treatment groups did not complete the study. The clinical trial evaluated the efficacy, tolerability and safety of two Twyneo® concentrations, Twyneo® Low and Twyneo® High, each containing a lower or higher concentration, respectively, of encapsulated tretinoin and an identical concentration of encapsulated benzoyl peroxide. Tretinoin and benzoyl peroxide, the two active components in Twyneo®, are both widely-used therapies for the treatment of acne that historically have not been conveniently co-administered due to stability concerns. The trial also evaluated the contribution of encapsulated tretinoin and encapsulated benzoyl peroxide, in the same concentrations as those in the respective Twyneo® treatment groups, to the efficacy of Twyneo® High and Twyneo® Low. In this trial, Twyneo® showed statistically significant improvements in all pre-defined co-primary and secondary efficacy endpoints, as compared to vehicle. In addition, Twyneo® was well tolerated with no treatment-related serious adverse events. Based on the efficacy data we observed in the Phase II trial, we believe Twyneo®, if approved, has the potential to become a preferred treatment for acne. On December 30, 2019, we announced top-line results from two pivotal Phase 3 clinical trials evaluating Twyneo for the treatment of acne. Twyneo met all co-primary endpoints in both Phase 3 trials. The Phase 3 program enrolled an aggregate of 858 patients aged nine and older in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Twyneo demonstrated statistically significant improvement in each of the co-primary endpoints of (1) the proportion of patients who succeeded in achieving at least a two grade reduction from baseline and Clear (grade 0) or Almost Clear (grade 1) at Week 12 on a 5-point Investigator Global Assessment (IGA) scale, (2) an absolute change from baseline in inflammatory lesion count at Week 12, and (3) and an absolute change from baseline in non-inflammatory lesion count at Week 12. In addition, Twyneo was found to be well-tolerated. We intend to submit a new drug application, or NDA, to the FDA for marketing approval of Twyneo in the second half of 2020.

•
Epsolay®, a topical cream containing 5% encapsulated benzoyl peroxide, which we are developing for the treatment of subtype II (papulopustular) rosacea. Rosacea is a chronic skin disease characterized by facial redness, inflammatory lesions, burning and stinging. According to the U.S. National Rosacea Society, approximately 16 million people in the United States are affected by rosacea. According to a study we commissioned, approximately 4.8 million people in the United States experience subtype II symptoms. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne, except that comedowns are absent, and patients may report associated burning and stinging sensations. We evaluated Epsolay® in a double blind, randomized, dose-ranging Phase II clinical trial involving 92 adult subjects at ten centers in the United States. In this trial, Epsolay® showed statistically significant improvements in the Investigator Global Assessment, or IGA, pre-defined co-primary efficacy endpoint and in the percent change in inflammatory lesion count at week 12, as compared to vehicle. Epsolay® was also well tolerated in this trial. Current topical therapies for subtype II rosacea are limited due to tolerability concerns. For example, BPO, a common therapy for acne, is not used for the treatment of subtype II rosacea due to side effects. As encapsulated BPO, Epsolay® is designed to redefine the standard of care for the treatment of subtype II rosacea. If approved, we expect Epsolay® to be the first product containing BPO that is marketed for the treatment of subtype II rosacea. On July 8, 2019, we announced positive top-line results from our Phase 3 program evaluating Epsolay.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Epsolay demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the Investigator Global Assessment (IGA) relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay® was found to be well-tolerated. On February 12, 2020, we announced positive topline results from our open-label, long-term safety study, evaluating Epsolay® for a treatment duration up to 52 weeks.   We intend to submit an NDA to the FDA for marketing approval of Epsolay in the second quarter of 2020.

•
SGT-210, a novel, topical epidermal growth factor receptor inhibitor which is in development for the treatment of palmoplantar keratoderma, or PPK, a group of skin conditions characterized by thickening of the skin on the hands and soles of the feet, and basal cell carcinoma and squamous cell carcinoma, collectively referred to as non-melanoma skin cancer.  SGT-210 is designed to be used alone or in combination for the treatment of hyperproliferation and hyperkeratinization disorders, including PPK. On January 2, 2020, we announced the initiation of a Phase 1 proof of concept clinical study of SGT-210 with punctate palmoplantar keratoderma type -1 (PPPK type 1), a genetic form of PPK. The Phase 1 proof of concept study SGT-84-01 is a single-center, single-blinded, vehicle-controlled study designed to evaluate the bioavailability, safety and tolerability of SGT-210 as well as inform on potential efficacy. The study is targeting enrollment of approximately 15 patients to undergo a three-month treatment period, followed by a three-month follow-up period. We expect to report top-line data in the first half of 2021. We are also planning to initiate pre-clinical studies to evaluate SGT-210 in plaque psoriasis, superficial squamous cell carcinoma and in combination with roflumilast, a PDE4 inhibitor, to address various inflammatory conditions, such as hidradenitis suppurativa and prurigo nodularis.

•	We also intend to develop tapinarof, an AhRagonist, and roflumilast, a PDE4 inhibitor, each as a potential treatment of psoriasis and other dermatological indications.

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

We are also currently developing a portfolio of seven generic topical dermatological products. Six of our generic product candidates are being developed in collaboration with Perrigo UK Finco Limited Partnership, or Perrigo. A seventh generic product candidate is being developed in collaboration with Douglas Pharmaceuticals (New Zealand), or Douglas Pharmaceuticals. Both Perrigo and Douglas Pharmaceuticals have significant experience in the development of generic drugs.

Our most advanced generic product candidate is ivermectin cream, 1%, for the treatment of inflammatory lesions associated with rosacea, which is being developed in collaboration with Perrigo. In March 2017, Perrigo submitted an ANDA with a Paragraph IV certification for ivermectin cream, 1% to the FDA. In January 2018, this ANDA was tentatively approved by the FDA. Final approval from the FDA is subject to a 30-month stay under the Hatch-Waxman Amendments. . In addition, because Actavis Ltd. filed an ANDA for ivermectin cream, 1%, before us or any other generic applicants, we may be unable to obtain final approval for our ANDA until the expiration of Actavis Ltd.’s 180-day generic exclusivity. Ivermectin cream, 1% is the active molecule in Soolantra, which is currently marketed in the United States by Galderma Laboratories LP.

Our leadership team has considerable expertise in the identification and development of generic dermatological drug products and our intellectual property and formulation teams continue to seek to identify new opportunities to expand our pipeline of generic product candidates.

The following chart represents our current branded and generic product candidate pipeline:

Our Branded Product Candidates

Twyneo® for Acne

Using our proprietary, silica-based microencapsulation technology platform, we are developing Twyneo® to become a preferred treatment for acne by dermatologists and their patients.

Twyneo® is a novel, once-daily, non-antibiotic topical cream containing a fixed-dose combination of encapsulated benzoyl peroxide and encapsulated tretinoin that we are developing for the treatment of acne. Studies have shown that benzoyl peroxide and tretinoin are effective in treating acne as monotherapies; moreover, according to an article in the American Academy of Dermatology (2009), dermatologists recommend combining the two monotherapies as a first-line approach for acne, but a drug-drug interaction that causes the degradation of tretinoin has previously prohibited the development of a combination therapy. By encapsulating the two agents separately through the use of our technology platform, Twyneo® is designed to be a fixed-dose combination that otherwise would not be stable. Similar to other combination drug products, such as clindamycin and benzoyl peroxide, we expect Twyneo® to be kept refrigerated throughout the supply chain and then stored in ambient conditions upon its distribution to patients. Pre-clinical data suggests that Twyneo® may be more tolerable than generic tretinoin gel 0.1% and Epiduo, a branded fixed-dose combination of benzoyl peroxide and adapalene, without a corresponding loss in efficacy. In addition, Epiduo and its successor Epiduo Forte contain adapalene as opposed to tretinoin, which is widely considered to be more effective than adapalene, but generally causes greater irritation. We expect that Twyneo®, if approved, will compete directly with Epiduo and Epiduo Forte. We expect to utilize the FDA’s 505(b)(2) regulatory pathway in seeking approval of Twyneo® in the United States.

In July 2017, we reported the completion of a 726 subject, randomized, multi-center, double-blind, placebo-controlled Phase II clinical trial of Twyneo® in the United States that demonstrated statistically significant improvements compared to vehicle in the co-primary efficacy endpoints of “clear” or “almost clear” with a two-grade reduction in IGA and in reducing absolute inflammatory and non-inflammatory lesion counts at week 12. Of the 726 subjects enrolled in the trial, 128 subjects across six treatment groups did not complete the study. The most common reasons for subjects not completing the study were the withdrawal of informed consent (42 subjects), loss to follow-up (56 subjects) and adverse events (18 subjects).

On December 30, 2019, we announced top-line results from two pivotal Phase 3 clinical trials evaluating Twyneo for the treatment of acne. Twyneo met all co-primary endpoints in both Phase 3 trials. The Phase 3 program enrolled an aggregate of 858 patients aged nine and older in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Twyneo demonstrated statistically significant improvement in each of the co-primary endpoints of (1) the proportion of patients who succeeded in achieving at least a two grade reduction from baseline and Clear (grade 0) or Almost Clear (grade 1) at Week 12 on a 5-point Investigator Global Assessment (IGA) scale, (2) an absolute change from baseline in inflammatory lesion count at Week 12, and (3) and an absolute change from baseline in non-inflammatory lesion count at Week 12. In addition, Twyneo was found to be well-tolerated. We intend to submit an NDA to the FDA for marketing approval of Twyneo in the second half of 2020.

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

Twyneo® for Acne

Using our proprietary, silica-based microencapsulation technology platform, we are developing Twyneo® to become a preferred treatment for acne by dermatologists and their patients. Our silica-based proprietary delivery system is designed to enhance the tolerability and stability of topical drugs while maintaining their efficacy. Topical drugs often struggle to balance achieving both high efficacy and high tolerability. Our technology platform entraps active ingredients in an inert silica shell, which creates an unnoticeable barrier between the active ingredient and the skin. The resulting microcapsules are designed to allow the entrapped active ingredients to gradually migrate through the pores of the shell and deliver active ingredient doses into the skin in a controlled manner, resulting in improved tolerability and stability without sacrificing efficacy.

We believe that Twyneo®, a fixed-dose combination of a cream containing encapsulated benzoyl peroxide and encapsulated tretinoin, has the potential to solve the industry-wide challenge of stabilizing tretinoin in the presence of benzoyl peroxide, a combination known to be effective in acne therapy, but not previously conveniently co-administered. While benzoyl peroxide slows the proliferation of P. acnes, tretinoin regulates hyperkeratinization and abnormal desquamation of follicular epithelium. This creates a synergistic combination which has the potential to overcome the challenges faced by currently approved products.

•
We designed Twyneo® to protect tretinoin from oxidative decomposition, which occurs when it is combined with benzoyl peroxide, with the goal of enhancing stability without reducing efficacy. We believe this could allow for a suitable clinical and commercial shelf life.

•
The silica shell creates a barrier between the two drug substances and the skin. As a result, we believe Twyneo® can reduce irritation typically associated with topical application of benzoyl peroxide and tretinoin, leading to greater tolerability to acne-affected skin.

Twyneo® Phase III Trial Design

The pivotal Phase III clinical program evaluating the safety and efficacy of Twyneo® in subjects with acne vulgaris enrolled an aggregate of 858 patients aged nine and older, with moderate-to-severe acne in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Patients were randomized at a 2:1 ratio to be treated once-daily with either Twyneo (n=571) or vehicle cream (n=287) for 12 weeks.

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

Twyneo® Phase III Trial Results

As outlined below Twyneo met all co-primary endpoints in both Phase 3 trials.  Twyneo demonstrated statistically significant improvement in each of the co-primary endpoints described above.

In trial SGT-65-04, 38.5% of patients treated with Twyneo achieved success in IGA versus 11.5% in the vehicle treated group (P<0.001) at week 12. In trial SGT-65-05, 25.4% of patients treated with Twyneo achieved success in IGA versus 14.7% in the vehicle group (P=0.017) at week 12.  In trial SGT-65-04, the absolute mean change from baseline of inflammatory lesion count for Twyneo was -21.6 versus -14.8 for the vehicle group (P<0.001) at week 12. In trial SGT-65-05, the absolute change from baseline of inflammatory lesion count for Twyneo was -16.2 versus -14.1 for the vehicle group (P=0.021) at week 12.  In trial SGT-65-04, the absolute mean change from baseline of non-inflammatory lesion count for Twyneo was -29.7 versus -19.8 for the vehicle group (P<0.001). In trial SGT-65-05, the absolute mean change from baseline of non-inflammatory lesion count for Twyneo was -24.2 versus -17.4 for the vehicle group (P<0.001) at week 12.

In both trials, Twyneo appeared to be generally safe and well-tolerated and the majority of local skin reactions, when reported, were mild or moderate and improved over time. A total of 18 subjects discontinued treatment in both trials due to treatment emergent adverse events. There were no treatment-related serious adverse events and four unrelated serious adverse events (one Twyneo (depression), three vehicle) were reported across both trials.

The following chart presents the proportion of subjects in the ITT population in studies SGT 65-04 and SGT 65-05 who achieved a successful improvement in the severity of their disease at week 12, as assessed using the IGA:

The following chart presents the absolute mean change from baseline in the number of inflammatory acne lesions at week 12:

The following chart presents the absolute mean change from baseline in the number of non-inflammatory acne lesions at week 12:

We also assessed cutaneous tolerability by recording the erythema (redness), scaling, pigmentation, dryness, itching, burning and stinging on a four-point scale from 0 to 3 at baseline and at each visit. These measurements are either measured by the physician or reported by the subject.  Overall, Twyneo® was generally well tolerated. The majority of cutaneous adverse events were mild.

Out of the 858 subjects who enrolled in both studies, 754 subjects were included in the safety population, and a combined total of 16 subjects discontinued treatment due to an adverse event across both trials. The most common reasons for subjects not completing the study in both groups (active and vehicle) were the withdrawal of informed consent (41 subjects, 4.8%), and loss to follow-up (39 subjects, 4.5%).

Epsolay® for Subtype II Rosacea

Epsolay® Overview

Epsolay® is a once-daily topical cream containing 5% encapsulated benzoyl peroxide that we are developing for the treatment of subtype II rosacea. We believe Epsolay® has the potential to become the first product to contain  encapsulated benzoyl peroxide for the treatment of subtype II rosacea and, if approved, has the potential to redefine the standard of care for the treatment of inflammatory lesions associated with subtype II rosacea. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne, except that comedones are absent, and patients may report associated burning and stinging sensations. In 2012, we completed a 92 subject, randomized, multi-center, double-blind, vehicle-controlled Phase II trial for Epsolay® in the United States that demonstrated statistically significant improvements compared to vehicle in achieving the IGA success co-primary efficacy endpoint and in reducing papulopustular-lesions based on the percentage change in the inflammatory lesion count from baseline at week 12.  In addition, the tolerability profile of Epsolay® was similar to that of vehicle. We expect that Epsolay®, if approved, will compete directly with Soolantra. We expect to utilize the FDA’s 505(b)(2) regulatory pathway in seeking approval of Epsolay® in the United States. On July 8, 2019, we announced positive top-line results from our Phase 3 program evaluating Epsolay.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Epsolay demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the Investigator Global Assessment (IGA) relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay® was found to be well- tolerated. On February 12, 2020, we announced positive topline results from our open-label, long-term safety study, evaluating Epsolay® for a treatment duration up to 52 weeks.   We intend to submit an NDA to the FDA for marketing approval of Epsolay in the first half 2020.

Rosacea is a chronic skin disease characterized by persistent facial erythema (redness) and temporary inflammatory lesions (papules, pustules or both). Often misdiagnosed as acne vulgaris due to similarities between inflammatory acne lesions and rosacea lesions and the potential for disfigurement, rosacea is gradually increasing in visibility as a disease. The most prominent age group affected includes adults age 30 and above, with stronger prevalence across women and adults with fair skin.

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

Epsolay® Phase III Trial Design

In June 2018, we announced dosing of the first subject in our pivotal Phase III clinical program of Epsolay® in subjects with papulopustular rosacea.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Patients were randomized at a 2:1 ratio to be treated once-daily with either Epsolay (n=493) or vehicle cream (n=240) for 12 weeks. After the initiation of treatment, clinical and safety evaluations were performed at Weeks 2, 4, 6, 8 and 12.

The primary efficacy endpoints for both trials were success in the IGA defined as two-grade reduction in IGA on a stage of 0 to 4 with a “clear” (0) or “almost clear” (1) at week 12, and a reduction in mean inflammatory lesion count at week 12.

Epsolay® Phase III Trial Results

As outlined below, Epsolay demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the IGA relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. Epsolay demonstrated a favorable safety and tolerability profile similar to vehicle.

In study SGT 54-01, patients in the Epsolay and vehicle treatment groups had a baseline mean inflammatory lesion count of 25.7 and 26.3, respectively. The proportion of patients with “moderate” (3) or “severe” (4) IGA in the Epsolay treatment group was 86.4% and 13.6%, respectively, and 88.1% and 11.9%, respectively, in the vehicle treatment group.  In study SGT 54-02, patients in Epsolay and vehicle treatment groups had a baseline mean inflammatory lesion count of 29.8 and 27.5, respectively. The proportion of patients with “moderate” (3) or “severe” (4) IGA in the Epsolay treatment group was 90.8% and 9.2%, respectively, and 91.8% and 8.2%, respectively, in the vehicle treatment group.

As outlined below, Epsolay met all co-primary endpoints in both Phase 3 trials.  Epsolay demonstrated statistically significant improvement in each of the co-primary endpoints described above.

In study SGT 54-01, 43.5% of patients treated with Epsolay achieved success in IGA versus 16.1% in the vehicle treated group (P<0.001) at week 12.  In Study 54-02, 50.1% of patients treated with Epsolay achieved success in IGA versus 25.9% in the vehicle group (P<0.001) at week 12.   In study SGT 54-01, the absolute change from baseline of inflammatory lesion count for Epsolay was -17.4 versus -9.5 for the vehicle group (P<0.001) at week 12. In study SGT 54-02, the absolute change from baseline of inflammatory lesion count for Epsolay was -20.3 versus -13.3 for the vehicle group (P<0.001) at week 12.

The following chart presents the proportion of subjects in the ITT population in studies SGT 54-01 and SGT 54-02 who achieved a successful improvement in the severity of their disease at week 12, as assessed using the IGA:

The following chart presents the absolute change from baseline in the number of inflammatory acne lesions at week 12:

The following chart presents the percent change from baseline in the number of inflammatory acne lesions at week 12:

SECONDARY ENDPOINT (ITT)

Inflammatory Lesion Percent Change From Baseline to Week 12
Vehicle
EPSOLAY®
Vehicle
EPSOLAY®
0%
-20%
-40%
-60%
-80%
-38.3%
-68.2%
-46.0%
-69.4%
P<0.001
P<0.001
Study 54-01
Study 54-02

In both studies, Epsolay demonstrated a favorable safety and tolerability profile similar to vehicle, with a low rate of cutaneous side effects (e.g., dryness, scaling, itching and burning/stinging) comparable to vehicle. Adverse events were primarily mild to moderate in severity with the most frequently reported adverse events across both studies being application site erythema and application site pain reported by less than 3.4% of subjects. There were no treatment-related serious adverse events, with a combined total of two unrelated serious adverse events (1 Epsolay, 1 vehicle) reported across both trials.

Out of the 733 subjects who enrolled in both studies, 721 subjects were included in the safety population, and a combined total of 10 subjects (9 Epsolay, 1 vehicle) discontinued treatment due to an adverse event across both trials. The most common reasons for subjects not completing the study in both groups (active and vehicle) were the withdrawal of informed consent (25 subjects, 3.4%), and loss to follow-up (17 subjects, 2.3%).

Topline Results of Long-Term Safety Study for Epsolay

On February 12, 2020, we announced positive topline results from our open-label, long-term safety study, evaluating Epsolay for a treatment duration up to 52 weeks. The study enrolled 547 subjects, all of whom had completed 12 weeks of treatment with Epsolay or vehicle in the preceding double-blind Phase 3 studies. Patients continued onto open-label treatment with Epsolay once-daily for up to an additional 40 weeks. The safety population of 535 subjects received Epsolay therapy for an overall period of at least 28 weeks. Of these 535 subjects, 209 subjects completed 52 weeks of treatment with Epsolay, exceeding the sample size requirements previously defined by the FDA for the Epsolay one-year safety evaluation.

Non-cutaneous adverse events were similar in frequency and type to those observed in the preceding Phase 3 trials. The most common adverse event reported was nasopharyngitis (5.4%). Less than 3% of patients experienced application site adverse events that were considered to be drug-related, and no serious drug-related adverse events were reported.

At every study visit, the investigator conducted Local Tolerability and Cutaneous Safety Assessments. At the end of 52 weeks more than 90% of subjects had “none” or “mild” signs or symptoms (burning or stinging, itching, dryness and scaling) and no “severe” tolerability scores were recorded.

Although the study was designed to evaluate long-term safety, subjects also continued to undergo evaluation according to the Investigator Global Assessment (IGA) 5-point scale. Of the 209 patients treated with Epsolay for 52 weeks, 73.2% reported an IGA score of 0 ("clear") or 1 ("almost clear") at 52 weeks.

We intend to submit an NDA to the FDA for marketing approval of Epsolay in the second quarter of 2020.

SGT-201 for Palmoplantar Keratoderma

SGT-210 is a novel, topical epidermal growth factor receptor inhibitor which is in development for the treatment of palmoplantar keratoderma, or PPK, a group of skin conditions characterized by thickening of the skin on the hands and soles of the feet, and basal cell carcinoma and squamous cell carcinoma, collectively referred to as non-melanoma skin cancer.  SGT-210 is designed to be used alone or in combination for the treatment of hyperproliferation and hyperkeratinization disorders, including PPK. On January 2, 2020, we announced the initiation of a Phase 1 proof of concept clinical study of SGT-210 with punctate palmoplantar keratoderma type -1 (PPPK type 1), a genetic form of PPK. The Phase 1 proof of concept study SGT-84-01 is a single-center, single-blinded, vehicle-controlled study designed to evaluate the bioavailability, safety and tolerability of SGT-210 as well as inform on potential efficacy. The study is targeting enrollment of approximately 15 patients to undergo a three-month treatment period, followed by a three-month follow-up period. We expect to report top-line data in the first half of 2021. We are also planning to initiate pre-clinical studies to evaluate SGT-210 in plaque psoriasis, superficial squamous cell carcinoma and in combination with roflumilast, a PDE4 inhibitor, to address various inflammatory conditions, such as hidradenitis suppurativa and prurigo nodularis.

Tapinarof and roflumilast potentially for psoriasis and other dermatological indications

We also intend to develop tapinarof, an AhRagonist, and roflumilast, a PDE4 inhibitor, each as a potential treatment of psoriasis and other dermatological indications.

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

We are also currently developing a portfolio of eight generic topical dermatological products, with seven of our generic product candidates, including ivermectin cream, 1%, being developed in collaboration with Perrigo and another being developed in collaboration with Douglas Pharmaceuticals. Both Perrigo and Douglas Pharmaceuticals have significant experience in the development of generic drugs.

Our most advanced generic product candidate is ivermectin cream, 1%, for the treatment of inflammatory lesions associated with rosacea, which we are developing in collaboration with Perrigo. In March 2017, Perrigo submitted an ANDA for ivermectin cream, 1% to the FDA and received acceptance for filing. Following notification from Perrigo, Galderma Laboratories, L.P., Galderma S.A., and Nestle Skin Health S.A., filed a patent litigation suit triggering the application of a 30-month stay on approval of the ANDA, under the Hatch-Waxman Amendments. In January 2018, this ANDA was tentatively approved by the FDA. Approval from the FDA is subject to the 30-month stay under the Hatch-Waxman Amendments.  In addition, because Actavis Ltd. filed an ANDA for ivermectin cream, 1%, before us or any other generic applicants, we may be unable to obtain final approval for our ANDA until the expiration of Actavis Ltd.’s 180-day generic exclusivity. Ivermectin cream, 1% is the active molecule in Soolantra which is currently marketed in the United States by Galderma Laboratories LP.

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

In contrast, we use proprietary ‘sol-gel’ processes to shape silica on site to form microcapsule shells of almost any size and release profile. Sol-gel is a chemical process whereby amorphous silica, or other metal oxides, are made by forming interconnections among colloidal particles (the “sol”) under increasing viscosity until a rigid silica shell (the “gel”) is formed. The drug substance that is added during the sol-gel reaction is encapsulated, using a patented technique, by which a core-shell structure is formed. The drug substance is in the core and the silica is the capsule shell. At the end of the process, the microcapsules are in the shape of small beads ranging from 1 – 50 micron in size. This process results in an aqueous suspension in which the drug substances are entrapped in silica particles.

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

In addition, we have entered into collaboration agreements with Perrigo Israel, an affiliate of Perrigo Company plc, for the development, manufacturing and commercialization of five other generic product candidates.  Under such agreements Perrigo will conduct the regulatory (if relevant), scientific, clinical and technical activities necessary to develop the generic product candidates and seek regulatory approval with the FDA for the generic product candidates. If approved by the FDA, Perrigo has agreed to commercialize the generic product candidates in the United States.  We and Perrigo will share the development costs and the gross profits generated from the sales of the generic product candidates, if approved.

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

Intellectual Property

Our intellectual property and proprietary technology are directed to the development, manufacture and sale of our branded product candidates, including Twyneo®, Epsolay® and SGT-210. We seek to protect our intellectual property, core technologies and other know-how, through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others.

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

Our patent portfolio that is directed to our branded product candidates includes 83 patents and patent applications and claims processes for manufacture (including silica microencapsulation platform and other technologies), formulations, composition of matter, and methods of use. Of these 83 patents and patent applications, 47 are granted patents (5 in the United States and 42 in other countries) and 36 are pending applications (22 in the United States and 14 in other countries).

For our Twyneo® product candidate, we have obtained patent protection for the composition of matter in the United States, Canada, Japan, Mexico (with a term until 2028) and we have a pending application claiming composition of matter in the European Patent Office. There are four patent families protecting the process for the encapsulation of the active agents of our Twyneo® product candidate (one patent family has patents granted in Canada, India, Mexico, Europe and Japan (with a term until 2028) and an application pending in the United States; the second patent family has patents granted in Mexico and Canada (with a term until 2029) and applications pending in the United States and Canada; and the third patent family has patents granted in Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland, United Kingdom), China, India, Japan, Canada and Mexico (with a term until 2030) and an application pending in the United States); and the fourth patent family has patents granted in Canada, China, Israel, India and Mexico and an application pending in the United States. We own pending patents for the formulation of our Twyneo® product candidate in the United States (with a term until 2038), Canada, Europe, China, India and Mexico and patents granted in Japan, Canada and Mexico (with a term until 2032). We have pending patent applications in the United States for the composition of our Twyneo® product candidate and one patent granted in the United States for the method of treatment of Twyneo® (with a term until 2038).We have five registered trademarks in Israel, Europe, the United States and Canada.

For our Epsolay® product candidate, we have obtained patents in China, Japan and the United States (with a term until 2032) covering the composition for topical treatment of rosacea. We have further pending applications for this composition in the United States, Canada, Europe, Japan, China and Mexico. There are two patent families directed to the process for encapsulation of the active agents of our Epsolay® product candidate (one patent family has granted patents in Canada, India, Mexico, Europe and Japan (with a term until 2028) and a pending application in the United States; and the second patent family has patents granted in Canada, China, Israel, India and Mexico and an application pending in the United States. We also have three unpublished patent applications covering the methods of use of Epsolay® for the treatment of rosacea.

We have four registered trademarks in Israel, Europe, Canada and the United States. These registrations cover potential brand names for our Epsolay® product candidate in Israel, Europe, Canada and the United States.

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

There are numerous companies that have branded or generic products or product candidates in the dermatology market. Among them are Aclaris Therapeutics, Inc., Akorn, Inc., Almirall S.A., Aqua Pharmaceuticals LLC, Bayer HealthCare AG, Cassiopea SpA, Dermira, Inc., Foamix Pharmaceuticals Ltd., Galderma Pharma S.A., Glenmark Pharmaceuticals Ltd., G&W Laboratories, Inc., LEO Pharma A/S, Mylan N.V., Novan, Inc., Novartis AG, Novum Pharma, LLC, Perrigo Company plc, Pfizer, Inc., Spear Therapeutics, Ltd., Sun Pharmaceutical Industries Ltd., Teligent, Inc., Teva Pharmaceutical Industries Ltd. and Bausch Health Companies Inc.

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

Twyneo® and Epsolay® target the well-established acne and rosacea markets. If approved, we expect them to compete with current standard-of-care treatments, whether branded, generic or over-the-counter, as well as with new treatments to be approved in the future. The current standard-of-care for acne includes topical anti-bacterial drugs such as benzoyl peroxide that are broadly available over-the-counter, prescription drug products that are based on single retinoid drug products such as Differin, Atralin, Retin-A, Retin-A Micro, Tazorac, and Altreno, fixed-dose combinations of benzoyl peroxide and adapalene such as Epiduo and Epiduo Forte, fixed-dose combinations of benzoyl peroxide and clindamycin such as Duac, Benzaclin, Onexton and Acanya, fixed-dose combinations of tretinoin and clindamycin such as Ziana and Veltin, and topical antibiotics such as Aczone. The current standard of care for rosacea includes Metrogel, Finacea and the recently launched Soolantra, as well as oral Oracea (doxycycline embedded in a technology platform). As a fixed-dose combination product candidate, Twyneo® may also compete with drug products utilizing other technologies that can separate two drug substances, such as dual chamber tubes, dual pouches or dual sachets. In addition to these products, our FDA approved generic version of Zovirax® (acyclovir) cream, 5% and our generic drug product candidates, including ivermectin cream, 1%, are expected to face direct competition from branded drugs and authorized generics which are prescription drugs produced by the branded pharmaceutical companies and marketed under a private label, at generic prices. On December 30, 2016, Actavis Ltd. submitted an ANDA for ivermectin, 1%, cream, and therefore we will only be able to commercialize this product after Actavis Ltd.'s six-month exclusivity period expires.

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

Manufacturing

We rely on and expect to continue to rely on third-party contract manufacturing organizations, or CMOs, for the supply of current good manufacturing practice-grade, or cGMP-grade, clinical trial materials and commercial quantities of our product candidates and products, if approved. For some materials, we rely on a single source supplier of raw material while for the majority of raw materials used for the production of clinical and commercial supplies of our product candidates, alternative suppliers are available

Government Regulation

Regulation by governmental authorities in Israel, the United States and other countries is a significant factor in the development, manufacture and commercialization of our product candidates and in our ongoing research and development activities. Our business is subject to extensive government regulation in Israel for its manufacturing activities involving drug products, drug product intermediates, and drug product active substances to be used in Phase III clinical trials and commercial manufacturing. Prior to 2019, we voluntarily complied with and were certified by the Israeli Standards Institution for ISO 9001:2015 (quality standard), ISO 14001:2015 (environmental standard), and OHSAS 18001:2007 (safety standard).  As of August 2018, we complied with current good manufacturing, or cGMP, requirements, were audited and were granted a cGMP certification by the Israel Ministry of Health. This certification confirms our cGMP compliance and allows us to manufacture Twyneo® and its intermediates to support phase 3 clinical trials. The Company intends that the cGMP certification will be extended to other products as they reach relevant stages of development, and that ISO 14001:2015 and OHSAS 18001:2007 certifications will continue to be maintained in the future. However, ISO 9001:2015 is made redundant by the cGMP certification, and the Company does not intend to maintain it in 2020.

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

Unlike NDA products which must be shown to be safe and effective for their intended use, ANDA products must be shown to be the same as, and bioequivalent to, a reference listed drug, or RLD. A product is considered bioequivalent if there is no significant difference in the rate and extent to which the active ingredient in the generic product and in the RLD becomes available at the site of drug action when administered at the same molar dose under similar conditions in an appropriately designed study. Accordingly, an applicant typically compares the systemic exposure profile of the generic test drug product to that of the RLD at the same regimen and exposure period as the RLD to demonstrate bioequivalence. For most ANDAs, bioequivalence must be shown in human clinical trials, but in some cases, FDA will accept in vitro data. Specific requirements are typically outlined by FDA in product-specific bioequivalence guidance.

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

Under the Prescription Drug User Fee Act, the FDA has agreed to certain performance goals in the review of NDAs through a two-tiered classification system, Standard Review and Priority Review. An NDA for a product is eligible for Priority Review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition compared to marketed products. For non-new molecular entities, such as those typically submitted in 505(b)(2) applications, the FDA endeavors to review applications subject to Standard Review within approximately 10 months of receipt, whereas the FDA’s goal is to review Priority Review applications within approximately six months of receipt. The FDA, however, may not approve a drug within these established goals, as the review process is often significantly extended by FDA requests for additional information or clarification, and its review goals are subject to change from time to time.

Before approving an NDA, the FDA inspects the facilities at which the product is manufactured or facilities that are significantly involved in the product development and distribution process and will not approve the product unless cGMP compliance is satisfactory. Additionally, the FDA will typically inspect one or more clinical sites to assure compliance with GCP requirements. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions.

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

Pediatric trials and exclusivity

Even when not pursuing a pediatric indication, under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that is adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric trials the applicant plans to conduct, including trial objectives and design, any deferral or waiver requests, and other information required by the statute. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may also, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

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

The Hatch-Waxman Amendments

ANDA Approval Process

The Hatch-Waxman Amendments established abbreviated FDA approval procedures for drugs that are shown to be equivalent to proprietary drugs previously approved by the FDA through the NDA process. Approval to market and distribute these drugs is obtained by submitting an ANDA to the FDA. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data, and quality control procedures. Premarket applications for generic drugs are termed abbreviated because they generally do not include pre-clinical and clinical data to demonstrate safety and effectiveness. Instead, a generic applicant must demonstrate that its product is bioequivalent to the innovator drug. In certain situations, an applicant may obtain ANDA approval of a generic product with a strength or dosage form that differs from a referenced innovator drug pursuant to the filing and approval of an ANDA Suitability Petition. The FDA will approve the generic product as suitable for an ANDA application if it finds that the generic product does not raise new questions of safety and effectiveness as compared to the innovator product. A product is not eligible for ANDA approval if the FDA determines that it is not bioequivalent to the referenced innovator drug, if it is intended for a different use, or if it is not subject to an approved Suitability Petition. However, such a product might be approved under an NDA, with supportive data from clinical trials. We are developing certain of our product candidates as generic drugs, for which we intend to submit ANDAs to the FDA.

505(b)(2) NDAs

Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendment, and permits the filing of an NDA where at least some of the information required for approval comes from studies or trials not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2) typically serves as an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous findings of safety and effectiveness is scientifically appropriate, it may eliminate the need to conduct certain pre-clinical studies or clinical trials for the new product. The FDA may also require companies to perform additional studies or measurements, including clinical trials, to support the change from the approved branded reference drug. The FDA may then approve the new product candidate for all, or some, of the labeled indications for which the branded reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant. We are developing our branded product candidates with the expectation that we will submit 505(b)(2) NDAs to FDA for these products.

Orange Book Listing

In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA certain patents whose claims cover the applicant’s product or method of using the product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in the FDA’s Publication of Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book.” Any applicant who submits an ANDA seeking approval of a generic equivalent of a drug listed in the Orange Book or a Section 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA (1) that no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) that such patent has expired; (3) the date on which such patent expires; or (4) that such patent is invalid or will not be infringed upon by the manufacture, use, or sale of the drug product for which the application is submitted. This last certification is known as a Paragraph IV certification. The applicant may also elect to submit a “section viii” statement certifying that its proposed label does not contain (or carves out) any language regarding a patented method-of-use rather than certify to a listed method-of-use patent.

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

Non-Patent Exclusivity

In addition to patent exclusivity, NDA holders may be entitled to a period of non-patent exclusivity, during which the FDA cannot approve an ANDA or 505(b)(2) application that relies on the listed drug. For example, a pharmaceutical manufacturer may obtain five years of non-patent exclusivity upon NDA approval of a new chemical entity, or NCE, which is a drug that contains an active moiety that has not been approved by FDA in any other NDA. An “active moiety” is defined as the molecule or ion responsible for the drug substance’s physiological or pharmacologic action. During the five year exclusivity period, the FDA cannot accept for filing any ANDA seeking approval of a generic version of that drug or any 505(b)(2) NDA for the same active moiety and that relies on the FDA’s findings regarding that drug, except that FDA may accept an application for filing after four years if the follow-on applicant makes a Paragraph IV certification.

Another form of non-patent exclusivity is clinical investigation exclusivity. A drug, including one approved under Section 505(b)(2), may obtain a three-year period of exclusivity for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical trials (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted or sponsored by the applicant. Should this occur, the FDA would be precluded from approving any ANDA or 505(b)(2) application for the protected modification until after that three-year exclusivity period has run. However, unlike NCE exclusivity, the FDA can accept an application and begin the review process during the exclusivity period.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension, or PTE, under the Hatch-Waxman Amendments, which permits an extended patent term of up to five years for the developed pharmaceutical to compensate for patent term lost during product development and the FDA regulatory review. The PTE period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the ultimate approval date. However, the PTE cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office reviews and approves the PTE application in consultation with the FDA.

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

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized, decentralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure includes selecting one “reference member state,” or RMS, and submitting to more than one-member state at the same time. The RMS National Competent Authority conducts a detailed review and prepares an assessment report, to which concerned member states provide comment. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states post-initial approval. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize the approval.

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

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of Epsolay® and Twyneo®, in addition to the costs required to obtain the FDA approvals. For example, Epsolay® and Twyneo® may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

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

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act. By way of example, the Tax Act was enacted, which, among other things, removes penalties for not complying with the Affordable Care Act’s individual mandate to carry health insurance. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court's decision that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. It is unclear how these decisions, subsequent appeals, or other efforts to challenge, repeal or replace the Affordable Care Act will impact the law or our business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2029 unless additional Congressional action is taken. Additionally, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Recently there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect that additional state and federal healthcare initiatives will be adopted in the future, any of which could impact the coverage and reimbursement for drugs, including our product candidates, if approved.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies or trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, there are increasingly high barriers to entry for new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

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

Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that any of our product candidates are sold in a foreign country, we may be subject to similar foreign laws. For example, the collection and use of personal health data in the European Union, previously governed by the provisions of the Data Protection Directive, is now governed by the GDPR, which became effective on May 25, 2018. While the Data Protection Directive did not apply to organizations based outside the EU, the GDPR has expanded its reach to include any business, regardless of its location, that provides goods or services to residents in the EU. This expansion would incorporate any clinical trial activities in EU members states. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of data subjects residing in the EU. GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the European Union to the United States or other regions that have not been deemed to offer “adequate” privacy protections. Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union Member States, which may deviate slightly from the GDPR, may result in fines of up to 4% of global revenues, or € 20,000,000, whichever is greater. Additionally, following the United Kingdom’s withdrawal from the European Union, we will have to comply with the GDPR and the United Kingdom GDPR, each regime having the ability to fine up to the greater of €20 million/ £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk.

HIPAA, as amended by HITECH, and their implementing regulations, including the final omnibus rule published on January 25, 2013, mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as independent contractors or agents of covered entities that create, receive or obtain protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities and business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties. By way of example, California enacted the California Consumer Privacy Act, or CCPA, on June 28, 2018, which went into effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability.

The Affordable Care Act imposed, among other things, new annual reporting requirements for covered manufacturers for certain payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care providers beginning in 2022, and teaching hospitals, as well as certain ownership and investment interests held by physicians as defined by statute and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties. Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices, require reporting of marketing expenditures and pricing information and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians.

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

•
Products developed as a result of the IIA funded R&D must, as a general matter, be manufactured in Israel. The Recipient Company is prohibited from manufacturing products developed using these IIA grants outside of the State of Israel without receiving prior approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which requires only a notice). If the Recipient Company receives approval to manufacture products developed with government grants outside of Israel, it will be required to pay increased royalties to the IIA, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. The Recipient Company may also be subject to an accelerated royalty repayment rate. A Recipient Company also has the option of declaring in its IIA grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval following the receipt of the grant; and

•
Under the IIA’s rules and guidelines, a Recipient Company is prohibited from transferring the IIA-financed know-how and related intellectual property rights outside of Israel except under limited circumstances, and only with the approval of the Research Committee and subject to certain payments to the IIA calculated according to formulas provided under the IIA’s rules and guidelines (which are capped to amounts specified under such rules and guidelines).

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

Pursuant to Amendment No. 7 of the Innovation Law, the IIA is authorized to change the restrictions imposed on the recipients of grants that were stipulated under the Innovation Law prior to the effectiveness of Amendment No. 7 with a new set of arrangements in connection with ownership obligations of know-how (including with respect to restrictions on transfer of know-how and manufacturing activities outside of Israel), as well as royalties obligations associated with approved programs. Amendment No. 7 also includes provisions with respect to sanctions imposed for violations of the Innovation Law. Although the IIA published rules which for the most part adopted the principal provisions and restrictions specified in the Innovation Law prior to the effectiveness of Amendment No. 7, as of the date of this annual report, we are unable to assess the effect on our business of any future rules which may be published by the IIA.

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

Environmental, Health and Safety Matters

We are subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions including Israel. These laws and regulations govern, among other things, (i) the use, storage, registration, handling, emission and disposal of chemicals, waste materials and sewage and (ii) chemical, air, water and ground contamination, air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage. Our operations at our Ness Ziona facility use chemicals and produce waste materials and sewage. Our activities require permits from various governmental authorities, including local municipal authorities, the Ministry of Environmental Protection and the Ministry of Health. The Ministry of Environmental Protection and the Ministry of Health, local authorities and the municipal water and sewage company conduct periodic inspections in order to review and ensure our compliance with the various regulations. As of the date of this annual report, we are in the process of updating our business permit which was originally in effect until December 31, 2019.

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

Properties

Our principal executive offices are located in a leased facility in Weizmann Science Park, Ness Ziona 7403650, Israel. The facility is 2,040 square meters, and houses our offices, warehouse, laboratories and production area. Our lease will expire on December 31, 2023.

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

Overview

We are a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Our current product candidate pipeline consists of late-stage and early-stage branded product candidates that leverage our proprietary, silica-based microencapsulation technology platform, other early-stage branded product candidates and several generic product candidates across multiple indications. Our lead product candidate, Twyneo®, is a novel, once-daily, non-antibiotic topical cream that we are developing for the treatment of acne vulgaris, or acne. We completed a 726 subject, double-blind, placebo-controlled, six-arm, multi-center Phase II clinical trial designed to assess the safety and efficacy of Twyneo® in subjects with facial acne. In this trial, Twyneo® demonstrated statistically significant improvements in all pre-defined co-primary and secondary efficacy   endpoints, as compared to vehicle.

On December 30, 2019, we announced top-line results from two pivotal Phase 3 clinical trials evaluating Twyneo for the treatment of acne. Twyneo met all co-primary endpoints in both Phase 3 trials. The Phase 3 program enrolled an aggregate of 858 patients aged nine and older in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Twyneo demonstrated statistically significant improvement in each of the co-primary endpoints of (1) the proportion of patients who succeeded in achieving at least a two grade reduction from baseline and Clear (grade 0) or Almost Clear (grade 1) at Week 12 on a 5-point Investigator Global Assessment (IGA) scale, (2) an absolute change from baseline in inflammatory lesion count at Week 12, and (3) and an absolute change from baseline in non-inflammatory lesion count at Week 12. In addition, Twyneo was found to be well-tolerated. We intend to submit an NDA to the FDA for marketing approval of Twyneo in the second half of 2020.

Our second branded product candidate is Epsolay®, a potential treatment for subtype II rosacea. On July 8, 2019, we announced positive top-line results from our Phase 3 program evaluating Epsolay.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Epsolay demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the Investigator Global Assessment (IGA) relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay® was found to be well-tolerated.

On February 12, 2020, we announced positive topline results from our open-label, long-term safety study, evaluating Epsolay® for a treatment duration up to 52 weeks. The study enrolled 547 subjects, all of whom had completed 12 weeks of treatment with Epsolay or vehicle in the preceding double-blind Phase 3 studies. Patients continued onto open-label treatment with Epsolay once-daily for up to an additional 40 weeks. The safety population of 535 subjects received Epsolay therapy for an overall period of at least 28 weeks. Of these 535 subjects, 209 subjects completed 52 weeks of treatment with Epsolay, exceeding the sample size requirements previously defined by the FDA for the Epsolay one-year safety evaluation. We intend to submit an NDA to the FDA for marketing approval of Epsolay in the second quarter of 2020.

Our other branded product candidates are SGT-210, a potential treatment of palmoplantar keratoderma (PPK) and non-melanoma skin cancer, and tapinarof and roflumilast, each a potential treatment of psoriasis and other dermatological indications.

We designed our proprietary, silica-based microencapsulation technology platform to enhance the tolerability and stability of topical drugs while maintaining their efficacy. Topical drugs often struggle to balance achieving both high efficacy and high tolerability. Our technology platform entraps active ingredients in an inert, inorganic silica shell, which creates an unnoticeable barrier between the active ingredient and the skin. The resulting microcapsules are designed to allow the entrapped active ingredients to gradually migrate through the pores of the shell and deliver active ingredient doses onto the skin in a controlled manner, resulting in improved tolerability and stability without sacrificing efficacy. By separately encapsulating active ingredients within protective silica shells, our technology platform also enables the production of novel fixed-dose active ingredient combinations that otherwise would not be stable. We believe that our microencapsulation technology has the potential to be used for topical drug products to treat a variety of skin diseases. As a result of the FDA having already approved silica as a safe excipient for topical drug products, we expect the review process for Twyneo and Epsolay to be conducted according to the FDA’s 505(b)(2) regulatory pathway, which may provide for a more efficient regulatory process by permitting us to rely, in part, upon the FDA’s previous findings of safety and efficacy of an approved product.

Since our inception, we have incurred significant operating losses. We incurred net losses of $31.6 million, $32.2 million $24.6 million for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, we had an accumulated deficit of $152.1 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from formulation development through pre-clinical development and clinical trials, seek regulatory approval and pursue commercialization of any approved product candidate. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant expenses related to product manufacturing, marketing, sales and distribution. In addition, we may incur expenses in connection with the in-license or acquisition of additional product candidates.

In February 2018 we closed our initial public offering, at which time we sold a total of 7,187,500 ordinary shares in the offering and received net proceeds of approximately $78.8 million, after deducting underwriting discounts and commissions and without deducting other offering expenses.

On August 12, 2019, the Company completed an underwritten public offering, in which it issued 1,437,500 ordinary shares, including the full exercise by the underwriters of their option to purchase 187,500 additional ordinary shares, at a public offering price of $8.00 per ordinary share. The total proceeds received from the offering were approximately $10.8 million net of underwriting discounts and commissions and without deducting other offering expenses.

On February 19, 2020 the Company completed an underwritten public offering in which it issued 2,091,907 ordinary shares together with ordinary share warrants to purchase 1,673,525 ordinary shares.  The ordinary shares and warrants were sold together at a combined public offering price of $11.00 per ordinary share and accompanying warrant.  The total proceeds received from the offering were approximately $21.6 million net of underwriting discounts and commissions and without deducting other offering expenses.

In addition M. Arkin Dermatology Ltd., the controlling shareholder of the Company, has agreed to purchase 454,628 ordinary shares and warrants to purchase up to 363,702 ordinary shares in a concurrent private placement, exempt from the registration of the Securities Act of 1933, as amended, at a price equal to the public offering price of the ordinary shares and accompanying warrants in the underwritten public offering. The private placement would generate proceeds of approximately $5 million and is contingent on disinterested shareholder approval.  A shareholder meeting to approve the private placement is scheduled for April 8, 2020.

Collaboration Agreements

For a description of our collaboration agreements, please see “Item 4. Information on the Company—B. Business Overview—Collaboration Agreements.”

A.           Operating Results

Collaboration Revenues

From 2013 until December 31, 2018, other than revenues of approximately $0.2 million and $0.1 million on royalties generated in 2017 and 2018, respectively, pursuant to sales of products overseas under past collaboration agreements with Merck, we did not recognize any revenue.  In 2019, we generated approximately $0.1 million in revenues under such past collaboration agreements with Merck. In addition, in February 2019 we announced that Perrigo had received final approval from the FDA for the first generic version of Zovirax® (acyclovir) cream, 5%. The product was developed in a collaboration between us and Perrigo in which we shared development costs with Perrigo and are sharing equally the gross profits generated from sales of the product. During the year ended December 31, 2019, the Company recognized revenues from royalties related to sales of this product in the amount of $22.8 million.

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

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development expenses than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to increase significantly over the next several years as we increase personnel expenses, including share-based compensation and conduct pre-clinical studies and clinical trials and prepare regulatory filings for our product candidates.

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

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and related expenses, including employee benefits and share-based compensation expenses, legal expenses and professional fees for auditors and other expenses not related to research and development activities.

If and when we believe a regulatory approval of our branded product candidates appears likely, we anticipate an increase in payroll and expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidates.

Financial income, net

Our financial income, net  consists primarily of income generated on our marketable securities net of expenses related to bank charges and foreign currency exchange transactions.

Results of operations

The following table summarizes our results of operations for the indicated periods:

	Year ended December 31,
	2017	2018	2019
Collaboration Revenues	$174	$129	$22,904
Research and development	25,805	28,146	40,578
General and administrative	6,002	5,504	8,276
Total operating loss	31,633	33,521	25,950
Financial income, net	(65)	(1,318)	(1,374)
Loss before income taxes	31,568	32,203	24,576
Income taxes			33
Loss for the year	$31,568	$32,203	$24,609

Year ended December 31, 2018 compared to year ended December 31, 2019

Collaboration Revenues

Revenues are comprised of royalties earned under a collaboration agreement with Perrigo related to the first generic version of Zovirax® (acyclovir) cream, 5%, and under an agreement entered into by the Company in 2007 that granted rights to a third party for use and commercialization of a product for skin protection. Revenues under both agreements amounted to $22.9 million in 2019, $22.8 million of which was generated from the collaboration agreement with Perrigo, compared with $0.1 million in 2018.

Research and development expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	Year Ended December 31,
	2018	2019
	(in thousands)
Payroll and related expenses	$7,118	$6,001
Clinical trial expenses	10,569	23,037
Professional consulting and subcontracted work	6,907	7,425
Other	3,552	4,115
Total research and development expenses	$28,146	$40,578

Our research and development expenses were $28.1 million for the year ended December 31, 2018, compared to $40.6 million for the year ended December 31, 2019. The increase of $12.5 million was mainly attributed to an increase of $12.5 million in clinical trial expenses, mainly related to clinical trials of Epsolay and Twyneo, an increase of $0.5 million in manufacturing expenses and an increase of $0.5 million in other expenses, mainly purchase of raw material for manufacturing, partially offset by a decrease of $1.1 million in payroll and related expenses, mainly related to stock based compensation expenses.

General and administrative expenses

Our general and administrative expenses were $5.5 million for the year ended December 31, 2018, compared to $8.3 million for the year ended December 31, 2019. The increase of $2.8 million was mainly attributed to an increase of $0.9 million in legal fees, an increase of $1.5 million in commercialization expenses and an increase of $0.3 million in professional service expenses.

Financial income, net

Our financial income, net, was $1.3 million for the year ended December 31, 2018 compared to $1.4 million for the year ended December 31, 2019.

Year ended December 31, 2017 compared to year ended December 31, 2018

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20‑F for the year ended December 31, 2018.

Significant Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP. We describe our significant accounting policies and estimates more fully in Note 2 to our consolidated financial statements as of and for the year ended December 31, 2019, included elsewhere in this annual report. We believe that the accounting policies and estimates below are critical in order to fully understand and evaluate our financial condition and results of operations. In preparing these consolidated financial statements, our management has made estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods recognized in our financial statements. Actual results may differ from these estimates. As applicable to the financial statements included in this annual report, the most significant estimates and assumptions relate to the fair value of share-based compensation.

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

Recently Adopted Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07, “Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-based Payment Accounting”, which expands the scope of ASC Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. An entity is required to apply the requirements of ASC Topic 718 to non-employee awards except for certain exemptions specified in the amendment. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within such fiscal years. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. This standard had no material impact on the Company’s financial statements.

              In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). The new standard requires lessees to record assets and liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company adopted the standard as of January 1, 2019 on a modified retrospective basis and will not restate comparative periods. The Company will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carry forward the historical lease classification. The Company will make an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. The Company recognizes those lease payments in the Statements of Operations on a straight-line basis over the lease period.

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

From inception through December 31, 2019, we have funded our operations primarily through proceeds from our public offerings, the issuance of equity securities to and loans from our controlling shareholder, funding received from the IIA and from amounts received pursuant to past and current collaboration agreements. We automatically converted our outstanding promissory note between us and our controlling shareholder into an aggregate of 5,444,825 ordinary shares immediately prior to the closing of our initial public offering. For a description of the conversion of our shareholder loan agreement, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions — Loan Agreements with Our Controlling Shareholder.” As of December 31, 2019, our cash and cash equivalents was $50.4 million.

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

On August 12, 2019, the Company completed an underwritten public offering in which it issued 1,437,500 ordinary shares, including the full exercise by the underwriters of their option to purchase 187,500 additional ordinary shares, at a public offering price of $8.00 per ordinary share.  The total proceeds received from the offering were approximately $10.8 million net of underwriting discounts and commissions and without deducting other offering expenses.

On February 19, 2020 the Company completed an underwritten public offering in which it issued 2,091,907 ordinary shares together with ordinary share warrants to purchase 1,673,525 ordinary shares. The ordinary shares and accompanying warrants were sold together at a combined public offering price of $11.00 per ordinary share and accompanying warrant. Each warrant sold in the underwritten public offering is exercisable for 0.80 of an ordinary share and has an initial exercise price of $14.00 per share, subject to certain adjustments. The warrants are immediately exercisable and will expire on February 19, 2023. The total proceeds received from the offering were approximately $21.6 million net of underwriting discounts and commissions and without deducting other offering expenses.

In addition M. Arkin Dermatology Ltd., the controlling shareholder of the Company, has agreed to purchase 454,628 ordinary shares and warrants to purchase up to 363,702 ordinary shares in a concurrent private placement, exempt from the registration of the Securities Act of 1933, as amended, at a price equal to the public offering price of the ordinary shares and accompanying warrants in the underwritten public offering. The private placement would generate proceeds of approximately $5 million and is contingent on disinterested shareholder approval.  A shareholder meeting to approve the private placement is scheduled for April 8, 2020.

The table below summarizes our cash flow activities for the indicated periods:

	Year Ended December 31,
	2017	2018	2019
	(in thousands)
Net cash used in operating activities	$(24,089)	$(23,467)	$(22,500)
Net cash provided by (used in) investing activities	(5,938)	(54,735)	16,024
Net cash from financing activities	28,000	78,819	10,613
Increase (decrease) in cash and cash equivalents	$(1,977)	$617	$4,037

Operating Activities

Net cash used in operating activities was $23.5 million during the year ended December 31, 2018, compared to $22.5 million during the year ended December 31, 2019.

Net cash used in operating activities in the year ended December 31, 2019 primarily resulted from our loss of $24.6 million during the period, a net increase of $1.5 million in working capital, $2.6 million due to share-based compensation expenses and $0.9 million of depreciation of property and equipment.

Net cash used in operating activities in the year ended December 31, 2018 primarily resulted from our loss of $32.2 million during the period, a net increase of $3.2 million in working capital, $4.7 million due to share-based compensation expenses and $0.8 million of depreciation of property and equipment.

Net cash used in operating activities was $24.1 million during the year ended December 31, 2017, compared to $23.5 million during the year ended December 31, 2018.

Net cash used in operating activities in the year ended December 31, 2017 primarily resulted from our loss of $31.6 million during the period, a net increase of $2.9 million in working capital and $0.3 million used as advance payments for long term receivables in connection with the Phase II clinical trial for TWIN and the collaboration agreement with Perrigo UK for Ivermectin cream, 1%. This amount was partially offset by $6.2 million due to acquiring an in-process research and development product candidate, $0.5 million of depreciation of property and equipment and $4 million of share-based compensation expenses.

Investing Activities

Net cash used in investing activities was $54.7 million during the year ended December 31, 2018, compared to net cash provided by investing activities of  $16.0 million during the year ended December 31, 2019.  The change was due to a decrease of $72.3 million in investment in marketable securities, net and a decrease of $0.5 million in property and equipment, offset by an increase of $2.0 million in bank deposits.

Net cash used in investing activities was $5.9 million during the year ended December 31, 2017, compared to net cash used in investing activities of  $54.7 million during the year ended December 31, 2018.  The increase was due to an increase of $56.7 million in investment in marketable securities, net, offset by a decrease of $7.0 million in bank deposits and a decrease of $0.9 million in property and equipment.

Financing Activities

Net cash from financing activities was $78.8 million during the year ended December 31, 2018, compared to $10.6 million during the year ended December 31, 2019. The decrease was due to our initial public offering in 2018, net of issuance cost, of $78.9 million, compared to our underwritten public offering in 2019, net of issuance cost, of $10.6 million.   Net cash from financing activities was $28.0 million during the year ended December 31, 2017, compared to $78.8 million during the year ended December 31, 2018. The increase was due to the Company’s initial public offering in 2018, net of issuance cost, of $78.8 million.

Funding Requirements

Our primary uses of cash have been to fund working capital requirements and research and development. We expect to continue to incur net losses for the foreseeable future as we continue to invest in research and development and seek to obtain regulatory approval for and commercialize our product candidates. We believe that the our existing cash resources together with the net proceeds of the follow on offering in February 2020, without giving effect to anticipated net proceeds from our private placement agreement with our controlling shareholder, if approved, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements into the second quarter of 2021. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our ability to continue as a going concern will depend on our ability to generate positive cash flow from operations and obtain additional financing, both of which are uncertain.

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

Other than revenue that we expect to generate from a collaboration between us and Perrigo with respect to the first generic version of Zovirax® (acyclovir) cream, 5%, until we can generate recurring revenues, we expect to satisfy our future cash needs through existing cash resources as well as the net proceeds from our public offering in February 2020, additional debt or equity financings or by entering into collaborations with third parties in connection with one or more of our product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. In addition, the terms of any securities we issue in future financings may be more favorable to new investors and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding. If we raise additional funds through collaborations with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to obtain adequate funds on reasonable terms, we will need to curtail operations significantly, including possibly postponing anticipated clinical trials or entering into financing agreements with unattractive terms.

C.           Research and Development, Patents and Licenses

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Expenses”; and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2018 compared to Year ended December 31, 2019 - Research and Development Expenses.”; and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2017 compared to Year ended December 31, 2018 - Research and Development Expenses.”

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.            Off-Balance Sheet Arrangements

We do not have any, and during the periods presented we did not have any, off-balance sheet arrangements as defined in the rules and regulations of the SEC.

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Operating lease obligations (1)	$2,273	$672	$1,083	518	-
Total	$2,273	$672	$1,083	518	-

(1)	Operating lease obligations consist of payments pursuant to several lease agreements that are scheduled to expire on December 31, 2023.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth information concerning our directors and senior management, which includes members of our administrative, supervisory and management bodies, including their ages, as of the date of this annual report:

Name	Age	Position
Moshe Arkin	67	Chairman of the Board of Directors
Alon Seri-Levy	58	Chief Executive Officer and Director
Gilad Mamlok	51	Chief Financial Officer
Ofer Toledano	55	Vice President Research and Development
Ofra Levy-Hacham	54	Vice President Clinical and Regulatory Affairs
Karine Neimann	48	Vice President Projects and Planning, Chief Chemist
Itzik Yosef	43	Vice President Operations
Dubi Zamir	66	Vice President Special Projects
Nissim Bilman	58	Vice President Quality
John Vieira	50	U.S. Head of Commercialization
Itai Arkin	31	Director
Shmuel Ben Zvi	59	Director
Hani Lerman	47	Director
Yaffa Krindel-Sieradzki	65	Director
Jonathan B. Siegel	46	Director
Ran Gottfried	75	External Director
Jerrold S. Gattegno	67	External Director

Mr. Moshe Arkin has served as chairman of our board of directors since 2014. Mr. Moshe Arkin currently sits on the board of directors of several private pharmaceutical and medical device companies including Exalenz Bioscience Ltd., a developer of advanced systems for gastrointestinal and liver disorders since 2006, SoniVie Ltd., a company developing systems for the treatment of pulmonary arterial hypertension, Digma Medical, a company developing systems to treat insulin resistance present in type 2 diabetes and other metabolic syndrome diseases, and Valcare Medical, a company developing heart valve devices. From 2005 to 2008, Mr. Moshe Arkin served as the head of generics at Perrigo Company and from 2005 until 2011 as the vice chairman of its board of directors. Prior to joining us, Mr. Moshe Arkin served as a director of cCAM Biotherapeutics Ltd., a company focused on the discovery and development of novel immunotherapies to treat cancer from 2012 until its acquisition in 2015 by Merck & Co., Inc. Mr. Moshe Arkin served as chairman of Agis Industries Ltd. from its inception in 1972 until its acquisition by Perrigo Company in 2005. Mr. Moshe Arkin holds a B.A. in psychology from the Tel Aviv University, Israel.

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

Mr. Gilad Mamlok has served as our chief financial officer since February 2017. From August 2015 to January 2017, Mr. Mamlok served as the chief financial officer for Medigus Ltd., a medical device company dual listed on Nasdaq and the Tel Aviv Stock Exchange, or the TASE. From September 2005 to March 2015, Mr. Mamlok served as senior vice president, global finance and accounting of Given Imaging Ltd., a medical device company dual listed on Nasdaq and TASE, acquired by Covidien plc in February 2014. From January 2002 to September 2005, Mr. Mamlok served as chief financial officer of two other medical device companies. Mr. Mamlok holds a Master’s degree in business economics from Tel-Aviv University and a B.A. in economics (magna cum laude) from Tel-Aviv University, Israel.

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

Dr. Ofra Levy-Hacham has served as our vice president of clinical assurance and regulatory affairs since 2018, and as our vice president of quality and regulatory affairs from 2011 to 2018. Prior to joining Sol-Gel, Dr. Levy-Hacham served as a scientific specialist and project manager at Biotechnology General Ltd., a wholly owned subsidiary of Ferring Pharmaceuticals Ltd., and a fully integrated biopharmaceutical services private company from 2010 until 2011. From 2005 until 2010, Dr. Levy-Hacham served as vice president chemistry, manufacturing and controls at HealOr Ltd., a private company engaging in the development of therapeutics for the treatment of various skin disorders. Dr. Levy-Hacham holds a Ph.D. in chemistry from The Technion – Israel Institute of Technology, Israel.

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

Dr. Dubi Zamir has served as our vice president special projects since August 2016. Prior to joining us, Dr. Zamir lead the R&D group in Cima NanoTech Ltd., a private company developing sophisticated nanotechnology-based coating formulations from 2007 until 2016. From 2004 to 2007, Dr. Zamir was VP of Pharma and Analytical R&D at Taro Pharmaceutical Industries in Haifa, and for three years prior to that he managed its Analytical R&D lab. Dr. Zamir holds a Ph.D. in organic chemistry from Tel-Aviv University, Israel.

Mr. Nissim Bilman became Vice President Quality of Sol-Gel on the August 15, 2018. From 2004 until 2018, Mr. Bilman served as CEO of QPRO Pharma, a project management and consulting company offering services related to the pharmaceutical industry.  From 2011 until 2018, he served as the Vice President Drug Development of Exalenz Bioscience. From 2007 until 2010, Mr. Bilman served as VP R&D and Manufacturing and Site Manager for Gelesis Inc./Gelesis R&D Ltd. Mr. Bilman holds a Bachelor Degree in Chemistry and Meteorology, as well as a Master of Science in Applied Chemistry, both from the Hebrew University in Israel.

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

Mr. Itai Arkin became a member of our board of directors immediately following the pricing of our initial public offering. Mr. Itai Arkin currently serves as Investment Manager at Arkin Holdings Ltd. and on the boards of directors of Exalenz Bioscience Ltd. Mr. Itai Arkin is an investment committee member of both Accelmed, a leading Israeli MedTech investment firm since March 2014, and of Sphera Global Healthcare, a leading healthcare hedge fund. Mr. Itai Arkin holds a B.A. in business administration (cum laude) from Interdisciplinary Center, Herzliya, Israel, and an MBA (cum laude) from Tel Aviv University. Mr. Itai Arkin is the son of Mr. Moshe Arkin, the chairman of our board of directors and sole beneficial owner of Arkin Dermatology, our controlling shareholder.

Dr. Shmuel (Muli) Ben Zvi became a member of our board of directors immediately following pricing of our initial public offering. Dr. Ben Zvi is currently a board member and member of the audit, risk management, technology and strategy committees at Bank Leumi, and a board member and member of the audit committee of VBL Therapeutics. From 2004 to 2014, Dr. Ben Zvi held various managerial positions at Teva Pharmaceuticals Industries Ltd., including Vice President of Finance and Vice President of Strategy. From 2000 to 2004, Dr. Ben Zvi was the financial advisor to the Chief of General Staff of the Israel Defense Forces and head of the Defense Ministry budget department. Dr. Ben Zvi holds a Ph.D. in economics from Tel-Aviv University, Israel and participated in the Harvard Business School Advanced Management Program (AMP).

Ms. Hani Lerman became a member of our board of directors immediately following pricing of our initial public offering. Ms. Lerman has served as chief financial officer at Arkin Holdings since 2015. From 2010 until 2014, Ms. Lerman served as chief financial officer of Sansa Security (f/k/a Discretix Technologies), and from 2006 until 2010, she served as chief financial officer of Storwize, which was acquired by IBM in 2010. She serves as a board member of Exalenz Bioscience and of Sphera Global Healthcare. She holds a Master's degree in business administration with a major in finance from Tel-Aviv University, Israel, and a B.A. in economics and accounting from Tel-Aviv University, Israel.

Ms. Yaffa Krindel-Sieradzki became a member of our board of directors on February 23, 2018. Ms. Krindel-Sieradzki currently serves on the board of Itamar Medical Ltd., a medical device company publicly traded on the Tel Aviv Stock Exchange ("TASE"), BGN Technologies Ltd., the technology transfer company of Ben Gurion University, and three private medical device companies, as follows: EZbra Advanced Wound Care Ltd., Theranica Bio Electronics Ltd. and Trisol Medical Ltd. Ms. Krindel-Sieradzki has served on the board of directors of numerous companies publicly traded on Nasdaq. From 1997 until 2007, Ms. Krindel-Sieradzki served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, Ms. Krindel served from 1992 to 1996 as CFO and VP Finance of Lannet Data Communications Ltd., an Israeli telecommunications company publicly traded on Nasdaq which is now part of Avaya Inc. From 1993 to 1997, she served as CFO and later as director of BreezeCOM Ltd., an Israeli telecommunications company which traded on Nasdaq and TASE. Ms. Krindel-Sieradzki has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

Jonathan B. Siegel became a member of our board of directors on September 13, 2018. Mr. Siegel is the founder and CEO of JBS Healthcare Ventures since formation in 2017. Previously, he was a partner and healthcare sector head at Kingdon Capital Management from 2011 until 2017. Prior to joining Kingdon, Mr. Siegel was a healthcare portfolio manager at SAC Capital Advisors from 2005 until 2011; an associate director of pharmaceutical and specialty pharmaceutical research at Bear, Stearns & Co.; a pharmaceuticals research associate at Dresdner Kleinwort Wasserstein; and a consultant to the Life Sciences Division of Computer Sciences Corporation. Mr. Siegel has worked as a research associate at the Novartis Center for Immunobiology at Harvard Medical School and as a research assistant at Tufts University School of Medicine. He is also a director at Jaguar Health, Inc., a Nasdaq listed company, and has served on the board of advisors of Vitalis LLC, a private pharmaceutical company, since March 2019. Mr. Siegel received a BS in Psychology from Tufts University in 1995 and an MBA from Columbia Business School on 1999.

Mr. Ran Gottfried became a member of our board of directors immediately following the pricing of our initial public offering and serves as an external director under the Companies Law. Since 1975, Mr. Gottfried has served as a chief executive officer, consultant and director of private companies in Israel and Europe in the areas of retail and distribution of pharmaceuticals, consumer and household products. Mr. Gottfried served as a director of Perrigo Company from 2006 until 2015. From 2006 until 2008, Mr. Gottfried served as chairman and chief executive officer of Powerpaper Ltd., a leading developer and manufacturer of micro electrical cosmetic and pharmaceutical patches. From 2005 until 2010, Mr. Gottfried served as a director of Bezeq, Israel’s leading telecommunications provider and from 2003 until its acquisition by Perrigo Company in 2005, Mr. Gottfried served as a director of Agis Industries Ltd. He is currently a board member and member of the audit and investment committee at Shufersal Ltd.

Mr. Jerrold S. Gattegno became a member of our board of directors immediately following the pricing of  our initial public offering and serves as an external director under the Companies Law. Mr. Gattegno worked in the New York, Washington D.C. and London offices of Deloitte Touche Tohmatsu Limited, a public accounting firm, from 1973 until 2015, where he served in various senior positions, including as the partner-in-charge and founding partner of Deloitte’s multistate tax practice and as a managing partner in Deloitte’s Washington National Tax Office, and as managing director and principal of Deloitte Tax Overseas Services LLC. Mr. Gattegno served as a governing board member of the Hispanic Association of Colleges and Universities and a member of its finance and audit committee, from 2012 until 2015. Mr. Gattegno is a certified public accountant and holds a B.S. in accounting (cum laude) from the City University of New York and an M.B.A. in taxation (with honors) from Pace University, New York.

B.           Compensation

The aggregate compensation paid by us to our executive officers and directors for the year ended December 31, 2019 was approximately $5.0 million. This amount includes approximately $0.2 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2019. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2019.

	Base Salary or	Value of	Value of Equity Based
	Other	Social	Compensation	All Other
Name and Position of director or officer	Payment (1)	Benefits (2)	Granted (3)	Compensation (4)	Total
(Amounts in U.S. dollars are based on 2019 monthly average representative U.S. dollar – NIS rate of exchange)
Alon Seri-Levy / CEO	303	59	539	384	1,285
Gilad Mamlok / CFO	222	48	334	231	835
Ofer Toledano / VP R&D	192	53	178	157	580
John Vieira / U.S. Head of Commercialization	227	47	210	68	551
Ofra Levy-Hacham / VP Clinical & RA	141	42	142	91	417

(1)
“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the board of directors for the year 2019.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)
Consists of the fair value of the equity-based compensation granted during 2019 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.

(4)
“All Other Compensation” includes, among  other things, car-related expenses, communication expenses, basic health insurance, holiday presents, and 2018 and 2019 special bonuses that officers received, both of which were paid in 2019.

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

In addition, each of our external directors and our other independent directors has received 11,500 Restricted Share Units ("RSU's") for the first three years of their service as a director, with a three-year vesting, one-third of the RSU's to vest after each year (if they continue to serve as directors), and otherwise in accordance with the Company's 2014 Share Incentive Plan.

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

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 85% of each executive officer’s total compensation package with respect to any given calendar year.

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

C.            Board Practices

Appointment of Directors and Terms of Officers

Our board of directors consists of eight directors, including two external directors, and appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “ – External Directors”). These two directors, as well as one additional director, qualify as independent directors under the corporate governance standards of the Nasdaq corporate governance rules and the independence requirements of Rule 10A-3 of the Exchange Act.

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

Our directors who are not external directors are divided among the three classes as follows:

•
Class I directors consist of Ms. Yaffa Krindel-Sieradzki, Dr. Ben Zvi and Mr. Jonathan Siegel, who are all independent directors, and their term will expire at our annual general meeting of our shareholders to be held in 2022;

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

Our audit committee consists of Ran Gottfried, Jerrold S. Gattegno, Shmuel Ben Zvi and Yaffa Krindel-Sieradzki. Jerrold S. Gattegno serves as Chairman of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board of directors has determined that Jerrold S. Gattegno is an audit committee financial expert as defined by SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

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

The compensation committee, which consists of Ran Gottfried, Jerrold S. Gattegno and Shmuel Ben Zvi, assists the board of directors in determining compensation for our directors and officers. Ran Gottfried serves as Chairman of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory board member fees. Although foreign private issuers are not required to meet this heightened standard, our board of directors has determined that all of our expected compensation committee members meet this heightened standard.

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

Disclosure of Personal Interests of a Controlling Shareholder and Approval of Transactions

The Companies Law also requires that a controlling shareholder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A controlling shareholder’s disclosure must be made promptly and, in any event, no later than the first meeting of the board of directors at which the transaction is considered. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or employee of the company, regarding his or her terms of employment, require the approval of each of  (i) the audit committee or the compensation committee with respect to the terms of the engagement of the company, (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

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

D.           Employees

As of December 31, 2019, we had 61 employees, all of whom except one are located in Israel.

	As of December 31,
	2017		2018		2019
	Company		Company		Company
	Employees	Consultants	Employees	Consultants	Employees	Consultants
Management	6		8		9
Research and development and other	43		48		52

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

Our board of directors has approved an increase in the maximum aggregate number of ordinary shares that may be issued under the Plan, as amended and restated, to 2,262,230 of our ordinary shares. A shareholder meeting to approve this increase is scheduled for April 8, 2020 in connection with grants under the Plan of incentive stock options under the U.S. Internal Revenue Code. The number of shares that may be issued under the Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. Ordinary shares subject to outstanding awards under the Plan that subsequently expire, are cancelled, forfeited or terminated for any reason before being exercised will be automatically, and without any further action, returned to the “pool” of reserved shares and will again be available for grant under the Plan.  As of February 28, 2020, we had an aggregate of 2,215,051 ordinary shares available for issuance under the Plan (including ordinary shares underlying outstanding options and restricted share units).

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

Any equity award to an office holder, director or controlling shareholder, whether under the Plan or otherwise, may be subject to further approvals in addition to the approval of the compensation committee as described above. As of December 31, 2019, options to purchase 971,460 ordinary shares, at a weighted average exercise price of $3.66 per share, were outstanding under our Plan.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2019 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our directors, executive officers and director nominees; and

•	all of our executive officers, directors and director nominees as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 18, 2020, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 22,499,155ordinary shares outstanding as of March 18, 2020.

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

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders
M. Arkin Dermatology Ltd. (1)	13,613,936	60.51%

The Phoenix Holding Ltd. (2)	2,109,779	9.38%

Directors, director nominees and executive officers
Moshe Arkin (1)	13,699,936	60.89%
Alon Seri-Levy (3)	242,603	1.07%
Gilad Mamlok	*	*
Ofer Toledano	*	*
Ofra Levy-Hacham	*	*
Karine Neimann	*	*
Itzik Yosef	*	*
Dubi Zamir	*	*
John Vieira	*	*
Itai Arkin	*	*
Ran Gottfried	*	*
Jerrold S. Gattegno	*	*
Shmuel Ben Zvi	*	*
Hani Lerman	*	*
Yaffa Krindel Sieradzki	*	*
Jonathan Siegel	*	*
All directors, director nominees and executive officers as a group (16 persons) (1)	14,328,053	62.05%

*	Less than 1%.

(1)
Based on the Schedule 13D/A filed with the SEC on August 21, 2019, Arkin Dermatology directly owns 13,613,936 ordinary shares. Mr. Moshe Arkin, the chairman of our board of directors, is the sole shareholder and sole director of Arkin Dermatology and may therefore be deemed to be the indirect beneficial owner of the ordinary shares owned directly by Arkin Dermatology. In addition, Mr. Moshe Arkin directly owns 86,000 ordinary shares.

(2)
Based on the Schedule 13G/A filed with the SEC on February 18, 2020, the ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (the "Subsidiaries").  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

(3)
Consists of options to purchase 242,603 ordinary shares exercisable within 60 days of March 18, 2020. The exercise price of these options ranges between $1.59 and $11.21 per share and the options expire between March 2025 and May 2028.

Record Holders

As of March 18, 2020, we had one holder of record of our ordinary shares in the United States, consisting of Cede & Co., the nominee of The Depository Trust Company. That shareholder held, in the aggregate, 10,764,086 ordinary shares, representing 47.84% of the outstanding ordinary shares as of March 18, 2020. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

B.          Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2019.

ITEM 9.           THE OFFER AND LISTING

A.          Offer and Listing Details

Our Ordinary Shares have been trading on The Nasdaq Global Market under the symbol “SLGL” since February 1, 2018. Prior to that date, there was no public trading market for our Ordinary Shares. Our initial public offering was priced at $12.00 per share on January 31, 2018.

On March 18, 2020, the last reported closing price of our Ordinary Shares on The Nasdaq Global Market was $5.88 per share.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax at the rate of 23% in 2018 and thereafter. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

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

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	The research and development must be for the promotion of the company; and

•	The research and development are carried out by or on behalf of the company seeking such tax deduction.

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depend on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to 10 years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% and the applicable corporate tax for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable corporate tax rate or a lower rate in the case of a qualified FIC which is at least 49% owned by non-Israeli residents. Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — 20% in 2020 (iii) non-Israeli residents — may be reduced down to 4% in 2020, subject to certain conditions under the Investment Law and to a reduced tax rate under the provisions of an applicable double tax treaty.

Under the 2011 Amendment, a company located in Development Region “A” may be entitled to cash grants and the provision of loans under certain conditions, if approved. The rates for grants and loans shall not be fixed, but up to 20% of the amount of the approved investment (may be increased by an additional 4%). In addition, a company owning a Preferred Enterprise under the Grant Track may be entitled also to the tax benefits which are prescribed for a Preferred Company.

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

Real Gain derived by corporations will be generally subject to the corporate tax rate of 23% in 2018 and thereafter.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income —23% for corporations in 2018 and thereafter, and a marginal tax rate of up to 50% for individuals, including an excess tax.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source at a rate of 25% if the seller is an individual and at the corporate tax rate (23% in 2018 and thereafter) if the seller is a corporation. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

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

Dividends

We have never paid cash dividends. A distribution of a dividend by our company from income attributed to a Benefited Enterprise will generally be subject to withholding tax in Israel at a rate of 20% unless a reduced tax rate is provided under an applicable tax treaty. A distribution of a dividend by our company from income attributed to a Preferred Enterprise will generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals — 20%; Israeli resident companies — 0% for a Preferred Enterprise; Non-Israeli residents — 20%, subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of dividends from income, which is not attributed to a Preferred Enterprise to an Israeli resident individual, will generally be subject to withholding tax at a rate of 25%, or 30% if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will not be subject to Israeli tax provided the income from which such dividend is distributed was derived or accrued within Israel.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 640,000 for 2017 and thereafter, linked to the annual change in the Israeli consumer price index (NIS 641,880 for 2018 and NIS 649,560 for 2019), including, but not limited to income derived from, dividends, interest and capital gains.

Foreign Exchange Regulations

Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated and may be restored at any time by administrative action.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations with respect to the Company

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our ordinary shares or warrants. This discussion applies only to U.S. Holders that hold our ordinary shares or warrants as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) and that have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary does not address any estate or gift tax consequences, the alternative minimum tax, the Medicare tax on net investment income or any state, local, or non-U.S. tax consequences. The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons holding our ordinary shares or warrants as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively (including through the ownership of our warrants) own 10% or more of our share capital (by vote or value);

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired our ordinary shares or warrants pursuant to the exercise of any employee share option or otherwise as compensation;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares or warrants being taken into account in an applicable financial statement; or

•	pass-through entities, or persons holding our ordinary shares or warrants through pass-through entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR ORDINARY SHARES OR WARRANTS.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of our ordinary shares or warrants and you are, for U.S. federal income tax purposes,

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

•
a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares or warrants, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A person that would be a U.S. Holder if it held our ordinary shares or warrants directly and that is a partner of a partnership holding our ordinary shares or warrants is urged to consult its own tax advisor.

Passive Foreign Investment Company

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if either:

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

Starting in the first quarter of 2019, we began generating revenue under a collaboration agreement with Perrigo for the development of the generic version of Zovirax® (acyclovir) cream, 5%. We expect to generate substantial revenue under such agreement for our 2020 taxable year and foreseeable future years. Though the application of the relevant rules governing the characterization of such revenue for purposes of the PFIC income test is uncertain, we intend to take the position that, based on our involvement and management contributions throughout the development process, such revenue is non-passive for PFIC purposes. As a result, assuming we continue to earn substantial revenue from such agreement as anticipated and based on the current and anticipated value and composition of our income and assets, we do not expect that we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or for foreseeable future years. However, there are substantial factual and legal ambiguities regarding the nature of the revenue and the application of the relevant PFIC rules, and thus, the determination that such revenue is non-passive is not without doubt, and alternative characterizations are possible.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, our PFIC status may depend in part on the market price of our ordinary shares, which may fluctuate significantly. In addition, there may be certain other ambiguities in applying the PFIC test to us. No rulings from the U.S. Internal Revenue Service (the “IRS”), however, have been or will be sought with respect to our status as a PFIC. If the IRS were to assert that, contrary to our expectation, we are a PFIC in the current taxable year or a future year, there would be adverse tax consequences to investors, including those described below. Potential investors are strongly advised to consult their own advisors regarding the consequences to them if we were to be considered a PFIC.

If we are a PFIC for any taxable year during your holding period for our ordinary shares (or under proposed Regulations, our warrants), we generally will continue to be treated as a PFIC with respect to your investment in our ordinary shares or warrants for all succeeding years during which you hold our ordinary shares or warrants, and, although subject to uncertainty, potentially our ordinary shares received upon exercise of such warrants. Certain elections (such as a deemed sale election) may be available under certain circumstances.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” (as defined below) you receive and any gain you realize from a sale or other disposition (including a pledge) of our ordinary shares or warrants, unless you make a valid “mark-to-market” election as discussed below, which may not be available for the warrants. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments  of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of our ordinary shares or warrants cannot be treated as capital gains, even if you hold our ordinary shares or warrants as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own a proportionate interest in such lower-tier PFICs that are directly or indirectly owned by us, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs you would be deemed to own. As a result, you may incur liability for any excess distribution described above if we receive a distribution from our lower-tier PFICs or if any shares in such lower-tier PFICs are disposed of (or deemed disposed of). You should consult your tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, and may not include our warrants. Our ordinary shares are listed on the Nasdaq Global Market. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs we own, you generally will continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for
U.S. federal income tax purposes. The Nasdaq Global Market is a qualified exchange, but there can be no assurance that the trading in our ordinary shares will be sufficiently regular to qualify our ordinary shares as marketable stock. You should consult your tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. entity treated as a corporation is a PFIC, a holder of shares in that entity may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the entity’s income on a current basis. However, you may make a qualified electing fund election with respect to your ordinary shares only if we furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information. A qualified electing fund election may not be available for our warrants regardless of whether we provide such information.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621. If we are a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you. You are urged to consult your tax advisor regarding the application of the PFIC rules to an investment in ordinary shares or warrants.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT ON YOUR INVESTMENT IN OUR ORDINARY SHARES OR WARRANTS IF WE WERE TO BE CONSIDERED A PFIC AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gain rates applicable to “qualified dividend income,” provided (i) our ordinary shares are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market), (ii) we are neither a PFIC nor treated as such with respect to you (as discussed above) for either the taxable year in which the dividend was paid or the preceding taxable year, (iii) certain holding period requirements are met and (iv) you are not under an obligation to make related payments with respect to positions in substantially similar or related property.

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

Constructive Dividends on our Ordinary Shares or Warrants

If the exercise price of our warrants is adjusted in certain circumstances (or in certain circumstances, there is a failure to make adjustments or a failure to make adequate adjustments), that adjustment (or failure to adjust) may result in the deemed payment of a taxable dividend to a U.S. Holder of the warrants or our ordinary shares. Any such constructive dividend will be taxable generally as described above under “Taxation of Dividends and Other Distributions on our Ordinary Shares.” Generally, a U.S. Holder’s tax basis in our ordinary shares or the warrants will be increased to the extent of any such constructive dividend. It is not entirely clear whether a constructive dividend deemed paid to a non-corporate U.S. Holder could be “qualified dividend income” as discussed above under “Taxation of Dividends and Other Distributions on our Ordinary Shares.” U.S. Holders should consult their tax advisers regarding the proper U.S. federal income tax treatment of any adjustments to (or failure to adjust or adjust adequately) the exercise price of the warrants.

We are currently required to report the amount of any constructive dividends on our website or to the IRS and to holders not exempt from reporting. The IRS has proposed regulations addressing the amount and timing of constructive dividends, as well as, obligations of withholding agents and filing and notice obligations of issuers in respect of such constructive dividends. If adopted as proposed, the regulations would generally provide that (i) the amount of a constructive dividend is the excess of the fair market value of the right to acquire stock immediately after the exercise price adjustment over the fair market value of the right to acquire stock (after the exercise price adjustment) without the adjustment, (ii) the constructive dividend occurs at the earlier of the date the adjustment occurs under the terms of the instrument and the date of the actual distribution of cash or property that results in the constructive dividend and (iii) we are required to report the amount of any constructive dividends on our website or to the IRS and to all holders (including holders that would otherwise be exempt from reporting). The final regulations will be effective for constructive dividends occurring on or after the date of adoption, but holders and withholding agents may rely on them prior to that date under certain circumstances.

Taxation of Disposition of our Ordinary Shares or Warrants

Subject to the PFIC rules discussed above, upon a sale or other disposition of our ordinary shares or warrants, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and your tax basis in such ordinary shares or warrants. If the consideration you receive for our ordinary shares or warrants is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if our ordinary shares or warrants are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.

Any gain or loss on the sale or other disposition of our ordinary shares or warrants will generally be treated as U.S. source income or loss and treated as long-term capital gain or loss if your holding period in our ordinary shares or warrants at the time of the disposition exceeds one year. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon the sale or other disposition, you may not be able to utilize foreign tax credit unless you have foreign source income or gain in the same category from other sources. Long-term capital gain of non-corporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to significant limitations.

Taxation of Exercise or Expiration of our Warrants

In general, you will not be required to recognize income, gain or loss upon exercise of our warrants by payment of the exercise price. Your tax basis in our ordinary shares received upon exercise of our warrants will be equal to the sum of (1) your tax basis in the warrants exchanged therefor and (2) the exercise price of the warrants. Your holding period in our ordinary shares received upon exercise will commence on the day after you exercise the warrants.

If the warrants expire without being exercised, you will recognize a capital loss in an amount equal to your tax basis in the warrants. Such loss will be long-term capital loss if, at the time of the expiration, your holding period in the warrants is more than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Dividend payments (including constructive dividends) with respect to our ordinary shares or warrants and proceeds from the sale, exchange or redemption of our ordinary shares or warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. You should consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

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

Information with respect to Foreign Financial Assets

Certain U.S. Holders may be required to report information relating to an interest in our ordinary shares or warrants, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. You should consult your tax advisor regarding the effect, if any, of this requirement on your ownership and disposition of our ordinary shares.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR ORDINARY SHARES OR WARRANTS.

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

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in NIS, accounting for almost half of our expenses in the year ended December 31, 2019, all of our financing has been in U.S. dollars and the vast majority of our liquid assets are held in U.S. dollars. Furthermore, while we anticipate that a portion of our expenses, principally salaries and related personnel expenses in Israel, will continue to be denominated in NIS, we expect to incur an increasing amount of expenses in U.S. dollars as we progress in the development and the regulatory processes of our product candidates. Changes of 5% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 1.3% during the fiscal year ended on December 31, 2019. We also have expenses, although to a much lesser extent, in other non-U.S. dollar currencies, in particular the Euro.

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

We intend to use the net proceeds from the offering to fund pre-commercialization and launch activities for Epsolay and Twyneo, research and development activities and the remainder for working capital and other general corporate purposes.

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

(b) - (c)  Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;
•	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;
•	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and
•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.

(d)          Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2019	2018
	(U.S. dollars in thousands)
Audit Fees (1)	164	120
Tax (2)	37	35
Total	201	155

(1)
Audit Fees consist of professional services rendered in connection with the audit of our consolidated financial statements, review of our consolidated quarterly financial statements, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

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

ITEM 19.          EXHIBITS

See Exhibit Index on page 144.

EXHIBIT INDEX

The exhibits filed with or incorporated into this Registration Statement are listed in the index of exhibits below.

Exhibit Number	Exhibit Description

1.1
Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on January 23, 2018).

1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.1 of Form 6-K/A filed with the Securities and Exchange Commission on August 20, 2018).

2.1	Form of Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).

2.2	Description of Share Capital.

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

4.3	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).

4.4	2014 Share Incentive Plan.

4.5	Compensation Policy (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on January 23, 2018).

4.6	Registration Rights Agreement (incorporated by reference to Exhibit 99.2 of Form 6-K filed with the Securities and Exchange Commission on February 6, 2018).

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

4.12∞
Lease Agreement by and between the Registrant and Rachel Zacks, dated as of September 25, 2017 (incorporated by reference to Exhibit 4.12 of the Annual on Form 20-F filed with the Securities and Exchange Commission on March 21, 2019).

4.13∞
Lease Agreement by and between the Registrant and Rachel Zacks, dated as of July 3, 2018 (incorporated by reference to Exhibit 4.13 of the Annual on Form 20-F filed with the Securities and Exchange Commission on March 21, 2019).

4.14∞
Lease Agreement by and between the Registrant and Rachel Zacks, dated as of August 14, 2018 (incorporated by reference to Exhibit 4.14 of the Annual on Form 20-F filed with the Securities and Exchange Commission on March 21, 2019).

4.15∞	Lease Agreement by and between the Registrant and Rachel Zacks, dated as of November 12, 2019.

4.16
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

4.19
Assignment Agreement between the Registrant and Medicis Pharmaceutical Corporation, dated August 16, 2013 (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on August 29, 2017).

4.20∞
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

101
The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2019 formatted in XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

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

Date:  March 24, 2020

SOL-GEL TECHNOLOGIES LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

SOL-GEL TECHNOLOGIES LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

 Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Sol-Gel Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sol-Gel Technologies Ltd. and its subsidiary (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2(n) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 24, 2020	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2000.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50005 Tel-Aviv 6150001  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	December 31
	2018	2019
Assets
CURRENT ASSETS:
Cash and cash equivalents	$5,325	$9,412
Bank deposits	1,000	-
Marketable securities	56,662	40,966
Receivables from collaborative arrangements	-	4,120
Prepaid expenses and other current assets	2,987	1,293
TOTAL CURRENT ASSETS	65,974	55,791
NON-CURRENT ASSETS:
Restricted long-term deposits	462	472
Property and equipment, net	2,604	2,314
Operating lease right-of-use assets	-	2,040
Funds in respect of employee rights upon retirement	642	684
TOTAL NON-CURRENT ASSETS	3,708	5,510
TOTAL ASSETS	$69,682	$61,301
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$2,924	$1,710
Other accounts payable	1,971	4,123
Current maturities of operating leases	-	672
TOTAL CURRENT LIABILITIES	4,895	6,505
LONG-TERM LIABILITIES:
Operating leases liabilities	-	1,373
Liability for employee rights upon retirement	878	958
TOTAL LONG-TERM LIABILITIES	878	2,331
COMMITMENTS
TOTAL LIABILITIES	5,773	8,836
SHAREHOLDERS' EQUITY:
Ordinary shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2018 and 2019, respectively; issued and outstanding: 18,949,968 and 20,402,800 as of December 31, 2018 and December 31, 2019, respectively	520	561
Additional paid-in capital	190,853	203,977
Accumulated deficit	(127,464)	(152,073)
TOTAL SHAREHOLDERS' EQUITY	63,909	52,465
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$69,682	$61,301

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2017	2018	2019

COLLABORATION REVENUES	$174	$129	$22,904
OPERATING EXPENSES
Research and Development	25,805	28,146	40,578
General and Administrative	6,002	5,504	8,276
TOTAL OPERATING LOSS	31,633	33,521	25,950
FINANCIAL INCOME, net	(65)	(1,318)	(1,374)
LOSS BEFORE INCOME TAXES	31,568	33,203	24,576
INCOME TAXES	-	-	33
LOSS FOR THE YEAR	$31,568	$32,203	$24,609
BASIC AND DILUTED LOSS PER ORDINARY SHARE	$5.02	$1.80	$1.26
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	6,290,244	17,867,589	19,534,562

The accompanying notes are an integral part of these consolidated financial statement.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2017	6,290,242	82	32,274	(63,693)	(31,337)
CHANGES DURING 2017:
Loss for the year				(31,568)	(31,568)
Issuance of shares due to in- process research and development acquired	2	*	6,232		6,232
Share-based compensation			3,974		3,974
BALANCE AS OF DECEMBER 31, 2017	6,290,244	82	42,480	(95,261)	(52,699)
CHANGES DURING 2018:
Loss for the year				(32,203)	(32,203)
Stock split	*	66	(66)		-
Conversion of loans from the Controlling shareholder	5,444,825	160	65,178		65,338
Issuance of shares through an initial public offering, net of issuance costs	7,187,500	211	78,564		78,775
Exercise of options granted to employee	27,399	1	43		44
Share-based compensation			4,654		4,654
BALANCE AS OF DECEMBER 31, 2018	18,949,968	520	190,853	(127,464)	63,909
CHANGES DURING 2019:
Loss for the year				(24,609)	(24,609)
Vesting of restricted shares	15,332	*	*		-
Issuance of shares through public offering, net of issuance costs	1,437,500	41	10,572		10,613
Share-based compensation			2,552		2,552
BALANCE AS OF DECEMBER 31, 2019	20,402,800	561	203,977	(152,073)	52,465

* Less than 1,000.
The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2017	2018	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss	$(31,568)	$(32,203)	$(24,609)
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation	471	762	887
Changes in accrued liability for employee rights upon retirement	30	106	38
Share-based compensation	3,974	4,654	2,552
Net changes in operating leases	-	-	5
Changes in fair value of marketable securities	-	29	65
In-process research and development acquired	6,232	-	-
Finance expenses, net	(50)	(34)	50
Changes in operating asset and liabilities:
Accounts receivable	-	-	(4,120)
Prepaid expenses and other current assets	(229)	(1,463)	1,694
Accounts payable, accrued expenses and other	(2,486)	3,029	938
Long term receivables	(463)	1,653	-
Net cash used in operating activities	(24,089)	(23,467)	(22,500)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,925)	(1,052)	(597)
Bank deposits	(4,000)	3,000	1,000
Restricted long-term deposits	(13)	8	(10)
Investments in marketable securities	-	(71,783)	(38,702)
Proceeds from sales and maturity of marketable securities	-	15,092	54,333
Net cash used in investing activities	(5,938)	(54,735)	16,024
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options granted to an employee	-	44	-
Proceeds from issuance of shares through public offering, net of issuance costs	-	78,775	10,613
Loans received from the controlling shareholder	28,000	-	-
Net cash provided by financing activities	28,000	78,819	10,613
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	50	34	(50)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,977)	651	4,087
CASH AND CASH EQUIVALENTS AND RESRICTED CASH AT BEGINNING OF THE YEAR	7,001	5,024	5,675
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR	$5,024	$5,675	$9,762

Cash and Cash equivalents	5,024	5,325	9,412
Restricted cash	-	350	350
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	$5,024	$5,675	$9,762

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Purchase of property and equipment	$62		$-	$-
Obtaining a right-of-use asset in exchange for a lease liability	$-	$		$1,329
Conversion of loans from the controlling shareholder	$-		$65,338	$-
Acquisition of in-process research and development product candidate	$6,232		$-	$-
SUPPLEMENTARY INFORMATION:
Interest received	$-		$1,477	$1,600

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 — NATURE OF OPERATIONS

Sol-Gel Technologies Ltd. (collectively with its subsidiary, the Company) is an Israeli Company incorporated in  1997.

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

In January 2018, the Company completed an Initial Public Offering ("IPO") on the NASDAQ Stock Market, in which it issued 6,250,000 Ordinary shares at a price per share of $12. During February 2018 the underwriters exercised their green shoe option and purchased additional 937,500 ordinary shares at the same price per share. The total proceeds received from the IPO, net of issuance costs, were approximately $78.8 million.

Immediately prior to the closing of the IPO, the outstanding promissory note received from the Controlling Shareholder were automatically converted into 5,444,825 Ordinary shares of the Company based on the IPO price of $12 per ordinary share.

In August 2019, the Company completed an underwritten follow-on public offering, in which it issued 1,437,500 ordinary shares at a price per share of $8 for a total net proceeds of approximately $10.6 million.

In 2018, the Company incorporated a wholly owned U.S. subsidiary - Sol-Gel Technologies Inc. (the "Subsidiary"). The Subsidiary commenced operations in 2019 and will support the Company with regard to marketing, regulatory affairs and business development relating to its products and technology in the U.S. The Subsidiary is consolidated as part of the Company’s financial statements commencing January 1, 2019.

Since incorporation through December 31, 2019, the Company has an accumulated deficit of approximately $152,073 thousand and its activities have been funded mainly by its shareholders and collaboration revenues. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations and in order to continue its future operations, the Company will need to obtain additional funding until becoming profitable. Subsequent to December 31, 2019, the Company issued additional ordinary shares and warrants for a net consideration of approximately $21.5 million. In addition, the Company signed a private placement agreement with its Controlling Shareholder for issuance of additional ordinary shares and warrants for a net consideration of approximately $5 million, see also note 12. The Company's cash and cash equivalents and marketable securities as of December 31, 2019, together with the additional proceeds from the follow-on public offering will allow the Company to fund its operating plan through at least the next 12 months from the financial statements issuance date.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
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

As applicable to these financial statements, the most significant estimates and assumptions relate to the fair value of share-based compensation and the incremental borrowing rate for leases.

c.	Functional and presentation currency

The U.S. dollar (“dollar”) is the currency of the primary economic environment in which the operations of the Company and its subsidiary are conducted. The Company’s financing has been provided in dollars, revenues are primarily in dollars and a significant part of expenses are incurred in dollars. The financial statements are presented in dollars, which is the Company’s functional and presentation currency.

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

e.
Bank deposits

Bank deposits with original maturity dates of more than three months but less than one year are included in short-term deposits. . Bank deposits with maturity of more than one year are considered long-term.

f.	Marketable securities

Marketable securities consist of debt securities. The Company elected the fair value option to measure and recognize its investments in debt securities in accordance with ASC 825, Financial Instruments as the Company manages its portfolio and evaluates the performance on a fair value basis. Changes in fair value, realized gains and losses on sales of marketable securities, are reflected in the statements of operation as finance expense (income), net.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)

g.
Derivatives and hedging

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

As of December 31, 2019, the Company has $350 on the Company’s bank account that is restricted in order to secure the hedging transactions. This amount is presented among Restricted long-term deposits.

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

For the three years ended December 31, 2019, the Company did not recognize an impairment loss for its long-lived assets.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
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

The Company applies ASU 2018-07 (Topic 718) that expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. Under the provision of the amendment, the Company measures share-based compensation to non-employees in the same manner (except for certain exceptions) as share-based compensation to employees.

Prior to January 1, 2019, when options were granted as consideration for services provided by consultants and other non-employees, the grant was accounted for based on the fair value of the consideration received or the fair value of the options issued, whichever is more reliably measurable. The fair value of the options granted was measured on a final basis at the end of the related service period and recognized over the related service period using the graded vesting schedule method.
The Company has elected to recognize forfeitures as they occur.

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

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
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

 Collaborative Arrangements

The Company entered into collaborative arrangements with partners that fall under the scope of Topic 808, Collaborative Arrangements (“ASC 808”). While these arrangements are in the scope of ASC 808, the Company may analogize to ASC 606 for some aspects of the arrangements. The Company analogizes to ASC 606 for certain activities within the collaborative arrangement for the delivery of a good or service (i.e., a unit of account) that is part of its ongoing major or central operations. Revenue recognized by analogizing to ASC 606 is recorded as “collaboration revenues”.

The terms of the Company’s collaborative arrangements typically include one or more of the following: (i) royalties on net sales of licensed products; (ii) reimbursements or cost-sharing of R&D expenses. Each of these payments results in collaboration revenues or an offset against R&D expense.

Royalties: For arrangements that include sales-based royalties and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes collaboration revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Under certain collaborative arrangements, the Company has been reimbursed for a portion of its R&D expenses or participates in the cost-sharing of such R&D expenses. Such reimbursements and cost-sharing arrangements have been reflected as a reduction of R&D expense in the Company’s consolidated statements of operations, as the Company does not consider performing research and development services for reimbursement to be a part of its ongoing major or central operations.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

m.	Income taxes:

1)	Deferred taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015‑17.

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

n.	Leases

As of January 1, 2019, the Company adopted ASU No. 2016-02, “Leases (Topic 842)" while prior period amounts have not been adjusted and continue to be reported in accordance with its historical accounting under Topic 840. The Company adopted the standard using the modified retrospective approach with an effective date as of the beginning of the Company's fiscal year, January 1, 2019. The Company elected the package of transition provisions available for expired or existing contracts, which allowed it to carryforward its historical assessments of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs.

Right of Use ("ROU") assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company uses the implicit rate when readily determinable. As the Company’s leases do not provide an implicit rate, the Company uses its estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company elected to not separate lease and non-lease components for the leases. The Company elected the practical expedient of the short-term lease recognition exemption for all leases with a term shorter than 12 months.
Additionally, the company applies the portfolio approach to account for operating lease ROU asset and liabilities for certain car leases and incremental borrowing rates.

The Consolidated Financial Statements for the year ended December 31, 2019 are presented under the new standard, while comparative period presented is not adjusted and continue to be reported in accordance with the historical accounting policy.

Upon adoption, the new standard resulted in an increase of $1,200 in operating lease ROU assets and corresponding liabilities on the Company’s consolidated balance sheet and did not have a material impact on the Company’s consolidated statements of operations or consolidated statements of cash flows.  See also note 6b.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Loss per share

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding stock options and restricted shares, which are included under the treasury stock method when dilutive. The calculation of diluted loss per share does not include 673,892,1,119,310 and 1,260,984 options and restricted shares for the years ended December 31, 2017, 2018 and 2019, respectively, because their effect would be anti-dilutive.

p.	Fair value measurement

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

The carrying amount of the cash and cash equivalents, bank deposits, restricted cash, receivables from collaborative arrangements, restricted long-term deposits, accrued expenses (under other account payable) and other liabilities approximates their fair value.

q.	Concentration of credit risks

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

SOL-GEL TECHOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)

r.	Newly issued and recently adopted accounting pronouncements:

1)	Recently adopted accounting pronouncements:

a.
In June 2018, the FASB issued ASU 2018-07, “Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-based Payment Accounting” that expands the scope of ASC Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of ASC Topic 718 to nonemployee awards except for certain exemptions specified in the amendment. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that fiscal year. Under the provisions of the amendment, the Company measures share-based compensation to non-employees in the same manner (except for certain exceptions) as share-based compensation to employees.

2)	Newly issued accounting pronouncements but not yet adopted:

a.
 In June 2016, the FASB issued ASU 2016-13 “Financial Instruments Credit Losses Measurement of Credit Losses on Financial Instruments”. This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. The adoption of this guidance will not have a significant  impact on the Company's consolidated financial statements.

SOL-GEL TECHOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 — MARKETABLE SECURITIES

The following table sets forth the Company’s marketable securities for the indicated period:

	December 31,
	2018	2019
Level 2 securities:
U.S government and agency bonds	$7,933	$2,499
Canada government bonds	1,009	999
Other foreign government bonds	5,259	3,521
Corporate bonds*	42,461	33,947
Total	$56,662	$40,966

* Investments in Corporate bonds rated A or higher.

The Company’s debt securities are classified within Level 2 because it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value.

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the years ended December 31, 2018 and 2019:

	December 31,
	2018	2019
Balance at beginning of the year	$-	$56,662
Additions	71,783	38,702
Sale or maturity	(15,092)	(54,333)
Changes in fair value during the year	(29)	(65)
Balance at end of the year	$56,662	$40,966

As of December 31, 2019, the Company’s debt securities had the following maturity dates:

Market value
December 31,
2019
Due within one year	$37,698
1 to 2 years	3,268
Total	$40,966

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 — PROPERTY AND EQUIPMENT

	December 31
	2018	2019
Cost:
Laboratory equipment	$2,829	$3,242
Office equipment and furniture	258	265
Computers and software	410	490
Leasehold improvements	1,849	1,946
	5,346	5,943
Less:
Accumulated depreciation and amortization	(2,742)	(3,629)
Property and equipment, net	$2,604	$2,314

Depreciation and amortization expense totaled $471, $762 and $887 for the years ended December 31, 2017, 2018 and 2019, respectively.

NOTE 5 — EMPLOYEE SEVERANCE BENEFITS

The Company is required to make severance payments upon dismissal of an employee or upon termination of employment in certain circumstances. The severance payment liability to the employees (based upon length of service and the latest monthly salary — one month’s salary for each year employed) is recorded on the Company’s balance sheet under “Liability for employee rights upon retirement.” The liability is recorded as if it was payable at each balance sheet date on an undiscounted basis.

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

The amounts of severance payment expenses were $275, $431 and $402 for the years ended December 31, 2017, 2018 and 2019, respectively, of which $257, $292 and $363 in the years ended December, 2017, 2018 and 2019, respectively, were in respect of the Contribution Plan.

The Company expects to contribute approximately $374 in the year ending December 31, 2020 to insurance companies in connection with its expected severance liabilities for that year.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
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

Up to December 31, 2019, the Company had recognized and received grants from the IIA in the aggregate amount of $1,431 (no grants were received in the last three years.). Through December 31, 2019, the Company recorded an accumulated royalty expense of $2,061 as royalties to the IIA with respect to revenue recognized through December 31, 2019 ($44, $32 and $32 were recorded in 2017, 2018 and 2019 accordingly, as an expense in the consolidated statements of operations).

The Company did not receive any grants from the IIA for the years ended December 31, 2017, 2018 and 2019.

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

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — COMMITMENTS (continued):

b.	Lease Agreements

The Company leases offices and vehicles under operating leases. For leases with terms greater than 12 months, the Company record the related asset and obligation at the present value of lease payments over the term.

Offices

The Company leases office spaces and research and development facilities under several agreements. These agreements are linked to the change in the Israeli consumer price index and expire in December 2020. In November 2019, the Company signed on additional amendment to the agreements to extend the lease period through December 2023. These agreements are considered as operating leases and presented under operating lease right-of-use assets.

Vehicles

The Company has entered into operating lease agreements for vehicles used by its employees for a period of 3 years. These contracts are considered as operating leases and presented under operating lease right-of-use assets.

Lease Position

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheet:

As of December 31, 2019
Assets
Operating Leases
Operating lease right-of-use assets	$2,040

Liabilities
Current liabilities
Current maturities of operating leases	$672
Long-term liabilities
Non-current operating leases	$1,373

Weighted Average Remaining Lease Term
Operating leases	1.66

Weighted Average Discount Rate
Operating leases	7.44%

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — COMMITMENTS (continued):

Lease Costs

The table below present certain information related to lease costs of operating leases the year ended December 31, 2019:

Year Ended December 31, 2019

Operating lease cost:	$643

The table below presents supplemental cash flow information related to leases for the year ended December 31, 2019:

Year Ended December 31, 2019

Cash paid for amounts included in the measurement of leases liabilities:
Operating cash flows from operating leases	$807

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheet:

Operating Leases
For the year ended December 31, 2019
2020	$672
2021	564
2022	519
2023	518
Total minimum lease payments	2,273
Less: amount of lease payments representing interest	(228)
Present value of future minimum lease payments	2,045
Less: Current maturities of operating leases	672
Long-term operating leases liabilities	1,373
$2,045

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — COMMITMENTS (continued):

Future minimum lease commitments under non-cancelable operating lease agreements as of December 31, 2018 according to ASC 840, are as follows:

2019	$662
2020	613
2021	28
Total	$1,303

c.
In June 2008, the Company entered into a Master Clinical Trial Services Agreement with a third party, which was later amended in April 2017, to retain its services as a clinical research organization for certain product candidate subject to task work orders to be issued by the Company. During 2018, the Company entered into six additional task orders. As consideration for its services the Company will pay a total amount of approximately $14,360 during the term of the engagement and based on achievement of certain milestones, out of which $9,561 were recognized as an expense until December 31, 2019.

d.
In 2016 through 2019, the Company entered into eight collaboration agreements with two third parties for the development, manufacturing and commercialization of six product candidates (including an agreement assumed by the Company in August 2018, following the transfer of an in-process research and development product candidate from a related party). See detailed information in note 7b.

e.
In October 2017, the Company entered into a Clinical Development Master Services Agreement with a third party, to retain it as clinical research organization for certain product candidate, subject to task work orders to be issued by the Company. As consideration for its services the Company will pay a total amount of approximately $13,779 during the term of the engagement and based on achievement of certain milestones, out of which $7,825 were recognized as an expense until December 31, 2019.

f.
In July 2018, the Company signed on a Master Services Agreement to receive certain clinical research services for certain product candidate subject to task work orders to be issued by the Company. As consideration for the services in the first work order the Company will pay a total amount of approximately $2,234 during the term of the engagement and based on achievement of certain milestones, $957 of which were recognized as an expense until December 31, 2019.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 7 — COLLABORATION AGREEMENTS

a.
In 2007, the Company granted rights to a third party for use and commercialization of a product for skin protection. Under this agreement, the Company is entitled to royalties during the years 2016 to 2024. Based on current sales, royalties are not material.

b.
In 2016 through 2019, the Company entered into several collaboration agreements with two third parties for the development, manufacturing and commercialization of several product candidates. Under the agreements, the third parties are obligated to conduct regulatory, scientific, clinical and technical activities necessary to develop the product and prepare and file ANDA, with the FDA and gain regulatory approval. The Company participates in the development of the product candidates, including participation in joint steering committees and is obligated for sourcing the active pharmaceutical ingredient (API) during the development phase.

Upon FDA approval, the third parties have exclusive rights and are required to use diligent efforts to commercialize these products in territories defined under the agreements, including all required sales, marketing and distributing activities associated with the agreements. The Company is entitled to 50% of the third parties’ gross profits related to the sale of these products, as such term is defined in the agreements.

In February 2019, the Company announced that a third party has received final approval from the FDA for the first generic version of a drug product.  During the year ended December 31, 2019 the Company recognized collaboration revenue related to sales of products in the U.S. under this agreement in the amount of $22.8 million.

This Agreement is considered to be within the scope of ASC 808, as the parties are active participants and exposed to the risks and rewards of the collaborative activity.

The Company recognizes collaboration revenue when the related sales occur.

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

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 — SHARE CAPITAL (continued)

4)
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

Immediately prior to the closing of the IPO, the outstanding promissory notes received from the Controlling shareholder were automatically converted into Company's shares.

5)
On August 12, 2019, the Company completed an underwritten follow-on public offering, in which it issued 1,437,500 ordinary shares, including the full exercise by the underwriters of their option to purchase 187,500 additional ordinary shares, at a public offering price of $8.00 per ordinary share.
The total proceeds received from the offering, net of issuance costs, were approximately $10.6 million.

6)	See note 12, as to issuance of ordinary shares and warrants, subsequent to December 31, 2019, for a net consideration of approximately $21.5 million.

7)	See note 12 as to private placement agreement signed with the Controlling Shareholder, subsequent to December 31, 2019, for a net consideration of approximately $5 million.

b.	Share-based compensation:

1)	Option plan

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

The Plan is designed to enable the Company to grant awards to purchase Ordinary Shares under various and different tax regimes including, without limitation: pursuant and subject to Section 102 of the Israeli Tax Ordinance and pursuant and subject to Section 3(i) of the Israeli Tax Ordinance and under Internal revenue Code Section 422.

The awards may be exercised after vesting and in accordance with vesting schedules which will be determined by the Board of Directors for each grant. The maximum term of the awards is 10 years. The fair value of each option granted under this Plan is estimated using the Black-Scholes option pricing method. Expected volatility is based on the historical volatility of comparable peer companies.

The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the options granted in dollar terms. The expected term of the options is estimated based on the simplified method, as its historical experience for options grants as a public company is insufficient.

In July 2017 and December 2019, the Company’s Board of Directors approved an increase of the ordinary shares that may be issued under the Company’s Plan by reserving an additional amount of 720,975 and 912,230 ordinary shares, respectively

As of December 31, 2019, 958,102 ordinary shares remain available for future grants under the Plan.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
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

ii.	In March 2018, the Company granted a total of 20,138 options to two employees to purchase ordinary shares at an exercise price of $11.21 per share.

iii.	In August 2018, the Company granted a total of 10,069 options to an Executive Officer to purchase ordinary shares at an exercise price of $6.78 per share.

iv.	In January 2019, the Company granted a total of 80,000 options to an executive officer to purchase ordinary shares at an exercise price of $5.95 per share.

v.	In May 2019, the Company granted a total of 9,000 options to several employees to purchase ordinary shares at an exercise price of $7.32 per share.

vi.	In December 2019, the Company granted a total of 6,300 options to several employees to purchase ordinary shares at an exercise price of $8.32 per share.

The options vest over a period of 4 years; 25% of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

The fair value of options granted to employees and directors in 2017, 2018 and 2019 were $9,841, $878 and $485, respectively. The underlying data used for computing the fair value of the options are as follows:

	2017	2018	2019
Value of one ordinary share	$20.47-$24.37	$6.24-$10.40	$6.08-$8.59
Dividend yield	0%	0%	0%
Expected volatility	72.91%-78.71%	70.43%-73.35%	74.87%-77.83%
Risk-free interest rate	1.57%-2.23%	2.67%-2.83%	1.82%-2.75%
Expected term	5-7 years	5.50-7 years	6.11 years

The total unrecognized compensation cost of employee options at December 31, 2019 is $1,260, which is expected to be recognized over a period of 3.96 years.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 — SHARE CAPITAL (continued)

The following table summarizes the number of options granted to employees under the Plan for the years ended December 31, 2017, 2018 and 2019, and related information:

	Year ended December 31
	2017			2018			2019
	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
Options outstanding at the beginning of the year	402,955	$1.59	8.55	849,780	$3.45	8.63	938,090	$4.47	7.89
Granted	468,572	$4.99	9.52	135,678	$10.88	9.41	95,300	$6.24	9.17
Exercised	-	-	-	(27,399)	$1.59	-	-	-	-
Expired	-	-	-	(1,350)	$5.57	-	(563)	$5.57	-
Forfeited	(21,747)	$2.25	7.87	(18,619)	$8.62	-	(1,238)	$5.57	-
Options outstanding at the end of the year	849,780	$3.45	8.63	938,090	$4.47	7.89	1,031,591	$4.74	7.25
Options exercisable at the end of the year	297,420	$1.59	7.49	519,084	$2.53	6.74	683,979	$3.60	6.56

b.	Option granted to non-employees

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

The fair value of options granted to non-employees in 2018 was $648. The underlying data used for computing the fair value of the options are as follows:

2018
Value of one ordinary share	$10.40
Dividend yield	0%
Expected volatility	79.07%
Risk-free interest rate	2.86%
Expected term	10 years

The total unrecognized compensation cost of non-employees options at December 31, 2019 is $105, which is expected to be recognized over a period of 2.23 years.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 — SHARE CAPITAL (continued)

The following table summarizes the number of options granted to non-employees under the Plan for the year ended December 31, 2017, 2018 and 2019, and related information:

	Year ended December 31
	2017			2018			2019
	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
Options outstanding at the beginning of the year	-	-	-	121,680	$5.12	9.54	198,575	$7.48	8.81
Granted	121,680	$5.12	9.54	76,895	$11.21	9.24	-	-	-
Options outstanding at the end of the year	121,680	$5.12	9.54	198,575	$7.48	8.81	198,575	$7.48	7.84
Options exercisable at the end of the year	7,614	$1.59	9.54	44,793	$4.59	8.54	96,588	$6.97	7.78

c.	The aggregate intrinsic value of the total outstanding and of total exercisable options as of December 31, 2019 is approximately $14,832 and $10,250, respectively.

d.
Restricted Shares granted to Directors

In February 2018 and September 2018, the board of directors approved and recommended the Company shareholders to approve a total grant of 46,000 and 11,500 restricted share units (RSUs), respectively, to its independent and external directors that vest annually in equal portions over a three-year period. The fair value of shares as of the date of grant was $495 and $105 respectively. As of December 31, 2019, 15,332 RSUs were vested.

e.	The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2017	2018	2019
Research and development expenses	$1,932	$2,708	$1,028
General and administrative expenses	2,042	$1,946	$1,524
	$3,974	$4,654	$2,552

SOL-GEL TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 — TAXES ON INCOME

a.	Tax rates in Israel

In December 2016, a tax legislation was enacted in Israel, reducing the corporate tax rate to 24% for 2017 and to 23% for 2018 and thereafter. There is no impact on the financial statements of the Company as a result of the changes in the Israeli corporate tax rate.

Capital gain is subject to capital gain tax according to the corporate tax rate in the year the assets are sold.

b.	Tax rates for the U.S Subsidiary

The subsidiary is taxed according to U.S. tax laws. The Company’s income is taxed in the United States at the rate of 21%.

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

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

The period of tax benefits, as described above, is limited to 12 years from the beginning of the Benefited Enterprise election year (2012). As of December 31, 2019, the period of benefits has not yet commenced.

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

The Investment Law was amended as part of the Economic Policy Law for the years 2011 – 2012 (the “Amendment”), which became effective on January 1, 2011 and was further amended in August 2013 and January 2017.

Under the 2017 Amendment, and provided the conditions stipulated therein are met, income derived by Preferred Companies from ‘Preferred Technological Enterprises’ (“PTE”) (as defined in the 2017 Amendment), would be subject to reduced corporate tax rates of 7.5% in Development Zone “A” and 12% elsewhere, or 6% in case of a ‘Special Preferred Technological Enterprise’ (“SPTE”) as defined in the 2017 Amendment) regardless of the company’s geographical location within Israel. A Preferred Company distributing dividends from income derived from its PTE or SPTE, would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty). The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a corporate shareholder who is not an Israeli resident for tax purposes would be subject to a 4% tax (inter alia, if the amount of foreign investors in the distributing company exceeds 90%). Such taxes would generally be withheld at source by the distributing company.

SOL-GEL TECHNOLOGIES LTD.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 — TAXES ON INCOME (continued)

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017 (the “Regulations”) were published, which adopted Action 5 under the base erosion and profit shifting (“BEPS”) regulations. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and under the SPTE Regime and determine certain requirements relating to documentation of intellectual property for the purpose of the PTE. According to these provisions, a company that complies with the terms under the PTE regime may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred intangible asset (as determined in the Investments Law), excluding income derived from intangible assets used for marketing and income attributed to production activity. In the event that intangible assets used for marketing purposes generate over 10% of the PTE’s income, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE will not be required to exclude the marketing income from the PTE’s total income. The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred Enterprise regime, to the extent such income would be considered as eligible. In order to calculate the preferred income, the PTE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset. Nevertheless, it should be noted that the transitional provisions allow companies to take into account the income and research and development expenses attributed to all of the preferred intangible assets they have.

Under the transitional provisions of the law, a company is allowed to continue to enjoy the tax benefits available under the law prior to its amendment until the end of the period of benefits, as defined in the law. In each year during the period of benefits as a Benefited Enterprise, the Company will be able to opt for application of the amendment, thereby making available the tax rates discussed above. The Company’s election to apply the amendment is irrecoverable.

As of December 31, 2019, the Company’s management decided not to adopt the application of the Amendment.

There is no assurance that future taxable income of the Company will qualify as Benefited or Preferred income or that the benefits described above will be available to the Company in the future.

d.	Tax assessments

Tax assessments filed by the Company through the year 2014 are considered to be final.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 — TAXES ON INCOME (continued)

e.	Losses for tax purposes carried forward to future years

As of December 31, 2019, the Company had approximately $112.5 million of net carry forward tax losses which are available to reduce future taxable income with no limited period of use.

f.	Deferred income taxes:

	December, 31
	2018	2019
In respect of:
Net operating loss carry forward	$19,670	$25,879
Research and development expenses	5,094	7,842
Other	1,402	1,226
Less – valuation allowance	(26,166)	(34,947)
Net deferred tax assets	$—	$—

g.	Reconciliation of theoretical tax expenses to actual expenses

Actual tax expenses are in respect of the U.S. subsidiary. The primary reconciling items between the statutory tax rate of the Company and the effective rate are the full valuation allowance of deferred tax assets and nondeductible expenses in relation to the operations in Israel.

h.	Roll forward of valuation allowance

Balance at January 1, 2017	$13,999
Additions	7,983
Balance at December 31, 2017	$21,982
Additions	4,184
Balance at December 31, 2018	$26,166
Additions	8,781
Balance at December 31, 2019	$34,947

i.	Provision for uncertain tax positions

As of December 31, 2018, and 2019, the Company does not have a provision for uncertain tax positions.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 —   SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

Other accounts payables and accruals

	December, 31
	2018	2019

Accrued expenses	$1,031	$3,249
Employees payables	897	841
Other	43	33
	$1,971	$4,123

NOTE 11 — RELATED PARTIES

a.	Related parties include the Controlling Shareholder and companies under his control, the Board of Directors and the Executive Officers of the Company.

b.	As to options and restricted shares granted to directors and executive officers, see note 8.

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

d.	In January 2018, immediately prior to the closing of the IPO, the outstanding promissory notes from the Controlling Shareholder were automatically converted into 5,444,825 Ordinary shares.

NOTE 12 — SUBSEQUENT EVENTS

a.
On February 19, 2020, the Company completed an underwritten public offering, in which it issued 2,091,908 ordinary shares and warrants to purchase up to 1,673,525 ordinary shares, at a public offering price of $11.00 per ordinary shares. The warrants are exercisable over a three-years period from the date of issuance at a per share exercise price of $14, subject to certain adjustments as defined in the agreement. The total proceeds received from the offering, net of issuance costs, were approximately $21.5 million.

b.
In addition and in parallel to the public offering, the Company signed an agreement for a private placement with its Controlling Shareholder for an additional investment of approximately $5 million dollar in consideration of 454,628 ordinary shares and warrants to purchase up to 363,702 ordinary shares, at the same terms of the underwritten public offering mentioned above. The private placement agreement is contingent on certain conditions including disinterested shareholders' approval.