Form 20-F
period 2020-12-31
Sol-Gel Technologies Ltd.
filed 2021-03-04
CIK 1684693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
(Title of Class)

                Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,000,782 Ordinary Shares, par value NIS 0.1 per share,

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has fi led a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐          No ☒

INTRODUCTION

All references to “Sol-Gel,” “Sol-Gel Technologies,” “we,” “us,” “our,” “the Company” and similar designations refer to Sol-Gel Technologies Ltd. The terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 3.215, NIS 3.456 and NIS 3.748 to $1.00, based on the exchange rates reported by the Bank of Israel on December 31, 2020, December 31, 2019 and December 31, 2018, respectively.

All references to the term “branded product candidates” refers to Twyneo®, a novel, once-daily, non-antibiotic topical cream that we are developing for the treatment of acne vulgaris, or acne; Epsolay®, a novel, once-daily topical cream containing encapsulated benzoyl peroxide that we are developing for the treatment of papulopustular (subtype II) rosacea; SGT-210 (erlotinib gel) that we are developing for the treatment of palmoplantar keratoderma, or PPK; erlotinib, an epidermal growth factor receptor inhibitor; tapinarof, an investigational aryl hydrocarbon receptor modulator; and roflumilast, an investigational phosphodiesterase 4 inhibitor. Erlotinib, tapinarof, and roflumilast are each a potential treatment of various pharmaceutical indications. All references to the term “product candidates” include both branded product candidate and generic product candidates.

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

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.            Selected Financial Data

The following table sets forth our selected historical financial data, which is derived from our audited financial statements, which have been prepared in accordance with U.S. GAAP. The selected consolidated balance sheet data as of December 31, 2019 and 2020 and our selected statement of operations data for the years ended December 31, 2018, 2019 and 2020 is derived from our audited consolidated financial statements included elsewhere in this annual report. The selected balance sheet data as of December 31, 2016, December 31, 2017 and December 31, 2018 and our selected statement of operations data for the years ended December 31, 2016 and December 31, 2017 have been derived from our audited financial statements not included in this annual report. Our historical results are not necessarily indicative of the results that should be expected in the future. You should read this selected financial data in conjunction with, and it is qualified in its entirety by, our historical financial information and other information provided in this annual report including “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes appearing elsewhere in this annual report.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands, except share and per share data)
Statement of Operations Data:
Collaboration Revenues	$-	$174	$129	$22,904	$8,771
Research and development expenses	17,023	25,805	28,146	40,578	27,913
General and administrative expenses	3,773	6,002	5,504	8,276	11,091
Total operating loss	20,756	31,633	33,521	25,950	30,233
Financial expenses (income), net	15	(65)	(1,318)	(1,374)	(943)
Loss before income taxes	20,771	31,568	32,203	24,576	29,290
Income taxes				33
Loss for the year	$20,771	$31,568	$32,203	$24,609	$29,290
Basic and diluted loss per ordinary share*	$3.30	$5.02	$1.80	$1.26	$1.3
Weighted average number of ordinary shares outstanding – basic and diluted*	3,494,579	6,290,244	17,867,589	19,534,562	22,574,688

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

		As of December 31,
	2016	2017	2018	2019	2020
Balance Sheet Data:		(in thousands)
Cash and cash equivalents	$7,001	$5,024	$5,325	$9,412	$7,122
Total Assets	10,985	15,315	69,682	61,301	59,161
Total liabilities	42,322	68,014	5,773	8,836	8,312
Accumulated deficit	(63,693)	(95,261)	(127,464)	(152,073)	(181,363)
Total shareholders’ equity (capital deficiency)	(31,337)	(52,699)	63,909	52,465	50,849

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this annual report, including our financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares, or the “Ordinary Shares. The risks and uncertainties described below in this annual report on Form/ 20-F for the year ended December 31, 2020 are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your investment.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk factors” section in full.

•	We are a clinical-stage company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

•	We have a limited operating history in the dermatological prescription drug space which may make it difficult to evaluate the success of our business to date and to assess our future viability.

•
We may need substantial additional funding to pursue our business objectives. If we are unable to raise capital when needed, we could be forced to curtail our planned operations and the pursuit of our growth strategy. If we are successful in raising additional capital, this may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

•	We are largely dependent on the success of our branded product candidates for the treatment of topical dermatological conditions.

•
We currently have limited marketing capabilities. If we are unable to establish adequate sales and marketing capabilities through third parties we may be required to establish sales and marketing capabilities on our own, or we may be unable to successfully commercialize Twyneo®, Epsolay® or any other of our other product candidates, if approved, or generate product revenues.  In addition, establishing our own sales and marketing capabilities would significantly increase our expenses and require us to raise additional capital sooner that an anticipated.

•	We have not obtained regulatory approval for most of our product candidates in the United States or any other country.

•
Our continued growth is dependent on our ability to successfully develop and commercialize new product candidates in a timely manner. We expend a significant amount of resources on research and development efforts that may not lead to successful product candidate introductions or the recovery of our research and development expenditures.

•
Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and clinical trials may not be predictive of future trial results, which could result in development delays or a failure to obtain marketing approval.

•
The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

•
Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon product candidates, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any, such as the risk of product liability claims.

•
Even if our branded product candidates or our other product candidates receive regulatory approval, they may fail to achieve the broad degree of physician adoption and market acceptance necessary for commercial success.

•	Our product candidates, if approved, will face significant competition and our failure to compete effectively may prevent us from achieving significant market penetration and expansion.

•	The ongoing COVID-19 pandemic may adversely affect our business, revenues, results of operations and financial condition.

•	Any collaborative arrangements that we have or may establish in the future may not be successful or we may otherwise not realize the anticipated benefits from these collaborations.

•
We rely on third parties and consultants to assist us in conducting our clinical trials. If these third parties or consultants do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•
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

•	We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.

•	If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

•	If we are not able to retain our key management, or attract and retain qualified scientific, technical and business personnel, our ability to implement our business plan may be adversely affected.

Risks Related to Our Business and Industry

We are a clinical-stage company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

We are a clinical-stage dermatology company with a limited operating history. We have incurred net losses since our formation in 1997. In particular, we incurred net losses of $32.2 million in 2018, $24.6 million in 2019, and $29.3 million in 2020. As of December 31, 2020, we had an accumulated deficit of $181.4 million. Our losses have resulted principally from expenses incurred in research and development of our product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur net losses for the foreseeable future as we continue to invest in research and development and seek to obtain regulatory approval and commercialization of our product candidates. The extent of our future operating losses and the timing of generating revenues and becoming profitable are highly uncertain, and we may never achieve or sustain profitability. We anticipate that our expenses will increase substantially as we:

•	seek marketing approval and conduct pre-commercialization and launch activities for Twyneo® and Epsolay®;

•
conduct Phase I proof of concept clinical studies of SGT-210, and continue the research and development of erlotinib, an epidermal growth factor receptor inhibitor, tapinarof, an investigational aryl hydrocarbon receptor modulator, and roflumilast, an investigational phosphodiesterase 4 inhibitor, and other future branded product candidates;

•	seek regulatory approvals for any product candidate that successfully completes clinical development;

•	establish commercial manufacturing capabilities through one or more contract manufacturing organizations to commercialize any product candidates for which we may obtain regulatory approval;

•	continue the development, bioequivalence and other studies required for abbreviated new drug application, or ANDA, submissions for our generic product candidates;

•	seek to enhance our technology platform;

•	maintain, expand and protect our intellectual property portfolio;

•	seek new drug candidates and expand our disease portfolio;

•	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development; and

•	experience any delays or encounter any issues with any of the above, including but not limited to failed studies, complex results, safety issues or other regulatory challenges.

We have financed our operations primarily through public offerings in the U.S., private placements of equity securities and investments and loans from our controlling shareholder. To date, we have devoted a significant portion of our financial resources and efforts to developing the first generic version of Zovirax® (acyclovir) cream, 5%,  developing our product candidates and conducting pre-clinical studies and our clinical trials for Twyneo®, Epsolay®, ivermectin cream, 1% and 5-fluorouracil cream, 5%. Although we are anticipating decisions from the U.S. Food and Drug Administration, or FDA, with respect to our marketing applications for Twyneo®, Epsolay® in 2021,  and we are expected to launch an additional generic product in 2021 in addition to the first generic version of Zovirax® (acyclovir) cream . To become and remain profitable, we must succeed in developing and eventually commercializing product candidates that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing pre-clinical studies and clinical trials for our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing manufacturing and marketing capabilities and ultimately selling any product candidates for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability.

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

We may need substantial additional funding to pursue our business objectives. If we are unable to raise capital when needed, we could be forced to curtail our planned operations and the pursuit of our growth strategy.

Conducting pre-clinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. We expect to continue to incur significant expenses and operating losses over the next several years as we seek marketing approval and conduct pre-commercialization and launch activities for Twyneo® and Epsolay®, conduct Phase I proof of concept clinical studies of SGT-210 and advance erlotinib, tapinarof, roflumilast and our other product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Substantial revenue, if any, will be derived from sales of products that are not yet, and may never be, commercially available. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the timing and success for obtaining marketing approval for Twyneo® and Epsolay®;

•	the progress and results of our development activities for SGT-210, erlotinib, tapinarof and roflumilast;

•	the scope, progress, results and costs of development, laboratory testing and clinical trials for our generic product candidates;

•	the cost of manufacturing clinical supplies and exhibition batches of our product candidates;

•	the costs, timing and outcome of regulatory reviews of any of our product candidates;

•	the costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

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

We have invested a majority of our efforts and financial resources in the research and development of Twyneo® for the treatment of acne and Epsolay® for the treatment of papulopustular (subtype II) rosacea. If Twyneo® and Epsolay® receive regulatory approval from the FDA, we intend to market them in the United States through one or more third party collaborators that have direct sales forces and established distribution systems in lieu of our own sales force and distribution systems. We are currently engaged in the conduct of pre-commercialization and launch activities for Twyneo® and Epsolay®. The success of our business depends largely on our ability to fund, execute and complete the development of, obtain regulatory approval for and successfully commercialize our branded product candidates in the United States in a timely manner.

We have not obtained regulatory approval for most of our product candidates in the United States or any other country.

Other than the first generic version of Zovirax® (acyclovir) cream, 5% for which Perrigo UK Finco Limited Partnership, or Perrigo, our collaborator, received final FDA approval in February 2019, we do not currently have any product candidates that have obtained regulatory approval for sale in the United States or any other country. Although we are expected to launch an additional generic product in 2021, we cannot guarantee that our other product candidates will ever obtain such approvals. Our business is substantially dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize product candidates in a timely manner. We cannot commercialize our product candidates in the United States without first obtaining regulatory approval to market each product candidate from the FDA. Similarly, we cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities.

Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we must demonstrate in pre-clinical studies and well-controlled clinical trials that the product candidate is safe and effective for use for its target indication and that the related manufacturing facilities, processes and controls are adequate. In the United States, we are required to submit and obtain the FDA’s approval of a new drug application, or NDA, before marketing our product candidates. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and efficacy for each desired indication and, when subject to the requirements of section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FDCA, will allow us to rely in part on published scientific literature and/or the FDA’s prior findings of safety and efficacy in its approvals of similar products. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product candidate. The FDA will also inspect our manufacturing facilities to ensure that the facilities can manufacture each product candidate that is the subject of an NDA, in compliance with current good manufacturing practice, or cGMP requirements, and may inspect our clinical trial sites to ensure that the clinical trials conducted at the inspected site were performed in accordance with good clinical practices, or GCP, and our clinical protocols.

To date, we have submitted two NDAs that were accepted for filing by the FDA, one for Twyneo® with a Prescription Drug User Fee Act, or PDUFA, goal date assigned by the FDA of August 1, 2021 and one for Epsolay® with a PDUFA goal date assigned by the FDA of April 26, 2021. In addition, in July 2020, Perrigo filed first-to-file Paragraph IV Certification for a generic version of Duobrii® (halobetasol propionate and tazarotene) lotion, a product which is the subject of one of our collaboration agreements with Perrigo Israel, an affiliate of Perrigo Company plc. In August 2020, Bausch Health Companies, Inc. initiated a patent infringement action in the U.S. District Court for the District of New Jersey regarding Perrigo’s Abbreviated New Drug Application (ANDA) for this generic version of Duobrii® lotion.

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

Obtaining approval of an NDA or an ANDA is a lengthy, expensive and uncertain process, and approval is never guaranteed. Upon submission of an NDA or ANDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA, or ultimately be approved. If the application is not accepted for review or approved, the FDA may require that we conduct additional clinical trials or pre-clinical studies or take other actions before it will reconsider our application. If the FDA requires us to provide additional studies or data to support such applications, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than anticipated or that we have available. In addition, the FDA may not consider any additional information to be complete or sufficient to support approval.

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

We have a limited operating history in the dermatological prescription drug space and have focused much of our efforts, to date, on the research and development of our branded and generic product candidates, rather than commercialization. If Twyneo® and Epsolay® receive regulatory approval from the FDA, we intend to market them in the United States through one or more third party collaborators that have direct sales forces and established distribution systems in lieu of our own sales force and distribution systems. Due to these uncertainties, we cannot provide you with any assurances as to when, if ever, we will obtain approvals or generate sufficient revenues to achieve sustained profitability. Our ability to successfully commercialize our product candidates and become profitable is subject to a number of challenges, including, among others, that:

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

Even if we are able to generate future revenues, our operating income, and results may vary significantly from year-to-year and quarter-to-quarter. Variations may result from, among other factors:

•	the timing of any FDA or other regulatory authority approvals;

•	the timing of process validation for particular product candidates;

•	the timing of product launches and market acceptance of such products launched;

•	changes in the amount we spend to research, develop, acquire, license or promote new product candidates;

•	the outcome of our research, development and clinical trial programs;

•	serious or unexpected health or safety concerns related to our product candidates or the branded product candidates we have genericized;

•	the introduction of new products by others that render our product candidates obsolete or noncompetitive;

•	the ability to maintain selling prices and gross margins on our product candidates;

•	the ability to comply with complex governmental regulations applicable to many aspects of our business;

•	changes in coverage and reimbursement policies of health plans and other health insurers, including changes to Medicare, Medicaid and similar government healthcare programs;

•	increases in the cost of raw materials used to manufacture our product candidates;

•	manufacturing and supply interruptions, including product rejections or recalls due to failure to comply with manufacturing specifications;

•	timing of revenue recognition related to our collaboration agreements;

•	the ability to protect our intellectual property and avoid infringing the intellectual property of others; and

•	the outcome and cost of possible litigation over patents with third parties.

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

We may experience delays in our clinical trials, and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

•	reaching a consensus with regulatory authorities on study design or implementation of clinical trials;

•	obtaining regulatory authorization to commence a trial;

•
reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	identifying, recruiting and training suitable clinical investigators;

•	obtaining institutional review board, or IRB, or ethics committee approval at each site;

•	recruiting suitable patients to participate in a trial;

•	having patients complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from FDA regulations, including GCPs, or the study protocol, or dropping out of a trial;

•	adding new clinical trial sites;

•
occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits, or occurrence of adverse events in trial of the same class of agents conducted by other companies;

•	the cost of clinical trials of our product candidates being greater than we anticipate;

•
transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization, or CMO, and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process;

•	third parties being unwilling or unable to satisfy their contractual obligations to us;

•	manufacturing sufficient quantities of a product candidate for use in clinical trials; and

•	damage to clinical supplies of a product candidate caused during storage and/or transportation.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. We may also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by any Data Safety Monitoring Board for such trial, by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of any clinical trial for our product candidates or if any clinical trials are terminated, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed.

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

•          we may be required to implement a risk evaluation and mitigation strategy, or REMS, which may include a medication guide or patient package insert, a communication plan to educate healthcare providers of the drug’s risks, or other elements to assure safe use;

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

•	proximity to and availability of clinical trial sites for prospective patients;

•	availability of competing therapies and clinical trials;

•	ability to monitor patients adequately during and after treatment; and

•	the effects of COVID-19

We face intense competition with regard to patient enrollment in clinical trials from other dermatological companies which also seek to enroll subjects from the same patient populations. In addition, patients enrolled in our clinical trials may discontinue their participation at any time during the trial as a result of a number of factors, including withdrawing their consent or experiencing adverse clinical events, which may or may not be judged related to our product candidates under evaluation. For example, 104 patients, or 12.12% of patients enrolled in our Twyneo® Phase 3 clinical trial, did not complete the study protocol. The most common reasons for subjects not completing the study were the withdrawal of informed consent (41 subjects), loss to follow-up (36 subjects) and adverse events (16 subjects). The discontinuation of patients in any one of our trials may cause us to delay or abandon our clinical trial or cause the results from that trial not to be positive or sufficient to support a filing for regulatory approval of the applicable product candidate.

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

If the FDA does not conclude that our product candidates for which we are seeking or intend to seek approval under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act satisfy the requirements of the Section 505(b)(2) regulatory approval pathway, or if the requirements for such product candidates under Section 505(b)(2) are not as we expect, the approval pathway for those product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in all cases may not be successful.

We are developing product candidates for which we are seeking or intend to seek FDA approval through the Section 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to us under the FDCA, would allow an NDA we submit to the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved drugs, which could expedite the development program for our product candidates by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for these product candidates, and complications and risks associated with these product candidates, would likely substantially increase. Moreover, any inability to pursue the Section 505(b)(2) regulatory pathway may result in new competitive products reaching the market more quickly than our product candidates, which would likely materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, our product candidates may not receive the requisite approvals for commercialization.

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

Moreover, the FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval, and the sale and promotion of our branded product candidates or any of our other product candidates, if approved. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, the results of the 2020 U.S. Presidential Election may impact our business and industry. Namely, the Trump administration took several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict whether or how these orders will be implemented, or whether they will be rescinded and replaced under the Biden administration. The policies and priorities of the new administration are unknown and could materially impact the regulations governing our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or modifications to approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business.  For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most foreign inspections of manufacturing facilities, and subsequently, on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities and clinical trial sites. Subsequently, on July 10, 2020 the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities and trial sites subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

We conduct research and development primarily to enable us to manufacture and market topical dermatological creams containing drugs in accordance with FDA regulations as well as other regulatory authorities. We spent approximately $28.1 million, $40.6 million and $27.9 million on research and development activities during the years ended December 31, 2018, 2019 and 2020, respectively. We are required to obtain FDA approval before marketing our product candidates in the United States. The FDA approval process is costly, time consuming and inherently risky.

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

The third-party logistics providers we will rely on may be unable to warehouse, label and/or supply our products in a timely and efficient manner, which can adversely affect our relationship with our customers..

Our ability to timely supply our products will be dependent on the uninterrupted and efficient operations of our third-party logistics, warehousing, labeling and packaging providers in La Vergne, Tennessee. If for any reason such providers fail to securely warehouse, label and supply our products, our relationships with our customers could be disrupted, which could adversely our business, financial condition or results of operations. Further, we will rely on commercial transportation for the distribution of our products which may be negatively impacted by natural disasters or security threats.

The ongoing COVID-19 pandemic may adversely affect our business, revenues, results of operations and financial condition.

Outbreaks of epidemic, pandemic or contagious diseases, such as SARS-CoV-2, may adversely affect our business, financial condition and results of operations.  The global spread of the SARS-CoV-2 has resulted in government-imposed quarantines, travel restrictions, stay-at-home-orders and other public health safety measures in the United States, Israel, and other affected countries. These precautionary measures have and may continue to have an adverse effect on the global markets and its economy and demand for pharmaceutical products, including on the availability and pricing of employees, resources, materials, manufacturing and delivery efforts and other aspects of the global economy. In addition, conducting clinical trials during the COVID-19 pandemic requires the adoption of special procedures and in general slows down participant enrollment. The spread of this pandemic has caused significant volatility and uncertainty in U.S. and international markets and has resulted in increased risks to our operations.

Specifically, we are monitoring several risks that have or may affect our business related to this pandemic. For example, the COVID-19 pandemic has reduced the revenue from sales of a generic product from the collaboration with Perrigo due to travel restrictions and stay-at-home-orders. In addition, the COVID-19 pandemic has adversely affected and may continue to adversely affect our ability to manufacture Twyneo® and Epsolay® at the times we planned to do so. An extended duration of this pandemic could adversely affect the ability of the FDA to conduct a pre-approval inspection and possibly delay the timely approval of Twyneo® and/or Epsolay®. Moreover, quarantines, shelter-in-place and similar government orders, travel restrictions, stay-at-home-orders and health impacts of the COVID-19 pandemic have and in the future could impact the availability or productivity of personnel at third-party manufacturers, distributors, freight carriers and other necessary components of our supply chain. In addition, there may be unfavorable changes in the availability or cost of raw materials, intermediates and other materials necessary for production, which may result in disruptions in our supply chain.

As COVID-19 continues to spread in the United States and elsewhere, we may experience disruptions that could severely impact our preclinical studies and clinical trials, including:

•	delays or difficulties in enrolling patients in our clinical trials;

•	delays or difficulties in initiating or expanding clinical trials, including delays or difficulties with clinical site initiation and recruiting clinical site investigators and clinical site staff;

•	increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19 or other health conditions or being forced to quarantine;

•
interruption of key clinical trial activities, such as clinical trial site data monitoring and efficacy and safety data collection, processing and analyses, due to limitations on travel imposed or recommended by federal, state or local governments, employers and others or interruption of clinical trial subject visits, which may impact the collection and integrity of subject data and clinical study endpoints;

•
diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	delays or disruptions in preclinical experiments and IND-enabling studies due to restrictions of on-site staff and unforeseen circumstances at contract research organizations, or CROs, and vendors;

•	interruption or delays in the operations of the FDA and comparable foreign regulatory agencies;

•
interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

•	delays in receiving authorization from local regulatory authorities to initiate our planned clinical trials;

•
limitations on employee or other resources that would otherwise be focused on the conduct of our clinical trials and pre-clinical work, including because of sickness of employees or their families, the desire of employees to avoid travel or contact with large groups of people, an increased reliance on working from home, school closures or mass transit disruptions;

•
changes in regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue such clinical trials altogether;

•
delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel; and

•	refusal of the FDA to accept data from clinical trials in affected geographies outside the United States.

Additionally, because our corporate headquarters are in Israel while our CMOs are located in other countries, there is additional risk in our ability as a company to control, assist and supervise such CMOs activities.

The COVID-19 outbreak continues to rapidly evolve, and its ultimate scope, duration and effects are unknown. The extent of the impact of the disruptions to our business, including commercial sales and clinical development, as a result of the pandemic, will depend on future developments, which are highly uncertain and cannot be predicted with confidence. The continuation of the COVID-19 pandemic could materially disrupt our business and operations, hamper our ability to raise additional funds or sell or securities, continue to slow down the overall economy, curtail consumer spending, interrupt our sources of supply, and make it hard to adequately staff our operations.

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

Healthcare costs in the United States have risen significantly over the past decade. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively referred to as the Affordable Care Act, was signed into law, which, among other things, required most individuals to have health insurance, established new regulations on health plans, created insurance exchanges and imposed new requirements and changes in reimbursement or funding for healthcare providers, device manufacturers and pharmaceutical companies. The Affordable Care Act also included a number of changes which may impact our product candidates:

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

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the Affordable Care Act. By way of example, the Tax Cuts and Jobs Act, or the Tax Act, was enacted, which, among other things, removed penalties for not complying with the Affordable Care Act’s individual mandate to carry health insurance. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court’s decision that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unclear how the Supreme Court will rule. It is also unclear how other efforts, if any, to challenge, repeal or replace the Affordable Care Act will impact the law, our business or financial condition.

Moreover, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

The facial aesthetic market in general, and the market for acne and rosacea treatments in particular, are highly competitive and dynamic, and characterized by rapid and substantial technological development and product innovations. These markets are also characterized by competitors obtaining patents to protect what they consider to be their intellectual property. We anticipate that Twyneo® and Epsolay®, if approved, will face significant competition from other approved products, including topical drugs, topical anti-acne drugs such as Acanya, Ziana, Epiduo, Epiduo Forte, Benzaclin, Aczone, Onexton, Differin, Arazlo, Aklief and Amzeeq, and topical drugs for the treatment of rosacea such as Metrogel, Finacea, Soolantra, Finacea and Zilxi, oral drugs such as Solodyn, Doryx, Dynacin, Oracea and Minocin. If approved, Twyneo® and Epsolay® may also compete with non-prescription anti-acne products, as well as unapproved and off-label treatments. In addition, if approved, Twyneo® may compete with drug products utilizing other technologies that can separate two drug substances, such as dual chamber tubes, dual pouches or dual sachets. To compete successfully in the facial aesthetic market, we will have to demonstrate that our product is safe and effective for the respective treatment and has advantages over existing therapies. Competing in the facial aesthetic market could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

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

We believe that our principal competitors are Bausch Health Companies, Inc., Galderma S.A., Almirall, LLC, LEO Pharma A/S, VYNE Therapeutics Inc. (formerly Menlo Therapeutics Inc.), Dermavant Sciences and Mylan N.V. These competitors are large and experienced companies that enjoy significant competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition, and more experience and expertise in obtaining marketing approvals from the FDA and foreign regulatory authorities.

In addition to the above listed competitors, some of our product candidates might face internal competition with other product candidates of ours, for the same markets and patient populations, due to overlap in the required treatment and/or symptoms. For example, Epsolay® may compete with ivermectin cream, 1%, for treatment of rosacea.

 With respect to generic pharmaceutical products, the FDA approval process often results in the FDA granting final approval to a number of ANDAs for a given product at the time a relevant patent for a corresponding branded product or other regulatory and/or market exclusivity expires. For example, on December 30, 2016, Actavis Ltd. submitted an ANDA for ivermectin, 1%, cream, and, as a potential “first applicant,” may qualify for 180-day generic marketing exclusivity. The ANDA of Actavis Ltd. was tentatively approved, and as a result  the FDA may be prohibited from approving any other generic ivermectin, 1%, cream product for 180 days from the date of the Actavis Ltd. ANDA approval, such that we would not be able to commercialize this product until after Actavis Ltd.’s exclusivity period expires. Thus, we expect, in accordance with the standard practices in the industry, to face immediate competition when we introduce a generic product into the market. As competition from other manufacturers intensifies, selling prices and gross profit margins often decline. Accordingly, the level of market share, revenue and gross profit attributable to a particular generic product that we develop is generally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Additionally, ANDA approvals often continue to be granted for a given product subsequent to the initial launch of the first generic product. These circumstances generally result in significantly lower prices and reduced margins for generic products compared to brand products. New generic market entrants generally cause continued price and margin erosion over the generic product life cycle.

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

We currently have limited marketing capabilities. If we are unable to establish adequate sales and marketing capabilities through third parties, we may be required to establish sales and marketing capabilities on our own, or we may be unable to successfully commercialize Twyneo®, Epsolay® or any other of our other product candidates, if approved, or generate product revenues.  In addition, establishing our own sales and marketing capabilities would significantly increase our expenses and require us to raise additional capital sooner that an anticipated.

We currently have limited marketing capabilities. In preparation for commercial launch of our proprietary products, we have opened a U.S. headquarters in Whippany, New Jersey. To commercialize Twyneo®, Epsolay® or any other of our other product candidates, if approved, in the United States and other jurisdictions, we expect to establish adequate sales and marketing capabilities through third parties and intend to enter into arrangements with third parties to perform these services and other non-technical services. For instance, if Twyneo® and Epsolay® receive regulatory approval from the FDA we intend to market them in the United States through one or more third party collaborators that have direct sales forces and established distribution systems  in lieu of our own sales force and distribution systems. We are in discussions with potential partners regarding the commercialization of Twyneo® and Epsolay®. If we are unable to enter into such arrangements on acceptable terms or at all, we may be required to establish sales and marketing capabilities on our own or we may be unable to successfully commercialize Twyneo®, Epsolay® or any other of our other product candidates or generate product revenues. In addition, establishing our own sales and marketing capabilities would significantly increase our expenses and require us to raise additional capital sooner that an anticipated.

If we are not successful in establishing sufficient sales and marketing capabilities to commercialize Twyneo®, Epsolay® or any of our other product candidates, through collaborations with one or more third parties, our revenues will suffer and we will incur significant additional losses.

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

Our current and future relationships with investigators, health care professionals, consultants, third-party payors, and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties .

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

•
the federal false claims laws, including the civil False Claims Act, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

•
the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false or fraudulent statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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

We are currently party to collaborative arrangements with respect to the development, manufacture, study and commercialization of certain of our product candidates with Perrigo. In addition, if Twyneo® and Epsolay® receive regulatory approval from the FDA, we intend to market them in the United States through one or more third party collaborators that have direct sales forces and established distribution systems in lieu of our own sales force and distribution systems. We are in discussions with potential partners regarding the commercialization of Twyneo® and Epsolay®. Any current or future potential collaborative arrangements may require us to rely on external consultants, advisors, and experts for assistance in several key functions, including clinical development, manufacturing, regulatory, intellectual property and sales and marketing. We cannot and will not control these third parties, but we may rely on them to achieve results, which may be significant to us. Relying upon collaborative arrangements to develop and commercialize our product candidates subjects us to a number of risks, including:

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

In the United States, we have filed and may in the future file NDAs for our product candidates for approval under Section 505(b)(2) of the FDCA. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies that were not conducted by, or for, the applicant and on which the applicant has not obtained a right of reference. To date we have filed two NDAs for our products candidates under this section. In October 2020, we submitted an NDA for marketing approval for Twyneo, and in June 2020, we submitted an NDA for marketing approval for Epsolay.  Both of these NDA’s have been accepted for filing by the FDA.

A 505(b)(2) application enables us to reference published literature and/or the FDA’s previous findings of safety and effectiveness for the branded reference drug. For NDAs submitted under Section 505(b)(2) of the FDCA, the patent certification and related provisions of the Hatch-Waxman Act apply. In accordance with the Hatch-Waxman Act, such NDAs may be required to include certifications, known as paragraph IV certifications, that certify that any patents listed in the Patent and Exclusivity Information Addendum of the FDA’s publication, Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book, with respect to any product referenced in the 505(b)(2) application, are invalid, unenforceable or will not be infringed by the manufacture, use or sale of the product that is the subject of the 505(b)(2) NDA. Applicants must also notify the holder of the approved NDA for any product referenced in the 505(b)(2) application, along with all patent owners, regarding submission of a paragraph IV certification with respect to applicable patents listed in the Orange Book.

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

Most of our executive officers and key employees reside in Israel and, although most of them are no longer required to perform reserve duty, some may be required to perform annual military reserve duty and may be called for active duty under emergency circumstances at any time. Our operations could be disrupted by the absence for a significant period of time of one or more of these officers or key employees due to military service. Any such disruption could adversely affect our business, results of operations and financial condition.

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

We have received royalty-bearing grants from the government of Israel through the National Authority for Technological Innovation, or the Israel Innovation Authority, also known as the IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS), for the financing of a portion of our research and development expenditures in Israel. These IIA grants relate to a peripheral line of product candidates which forms a negligible part of our activities. We are required to pay the IIA royalties from the revenues generated from the sale of products (and related services) or services developed (in all or in part) according to, or as a result of, a research and development program funded by the IIA (at rates which are determined under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, or the Innovation Law, and related rules and regulations), up to the aggregate amount of the total grants received by the IIA, plus annual interest at an annual rate based on LIBOR. When know-how is developed using IIA grants, the Innovation Law, the IIA’s rules and guidelines as well as the terms of these grants, restrict our ability to manufacture product candidates and transfer know-how developed as a result of the IIA’s funded R&D outside of Israel. Transfer of the IIA funded know-how outside of Israel where the transferring company remains an operating Israeli entity or where the transferring company ceases to exist as an Israeli entity, requires pre-approval by the IIA, which may, at its sole discretion, grant such approval and impose certain conditions, including payment of a redemption fee calculated according to the formulas provided in the IIA’s rules and guidelines, or Redemption Fee, which takes into account the consideration for such know-how paid to the transferring company in the transaction in which the know-how is transferred. The IIA’s rules and guidelines establish a maximum payment of the Redemption Fee under the formulas provided in the IIA’s rules and guidelines and differentiates between certain situations, as further detailed in such rules and guidelines (while in any event the Redemption Fee will not exceed six times the grants received). In addition, the product candidates may be manufactured outside of Israel by us or by another entity only if prior approval is received from the IIA (such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate). In addition to the obligation to receive prior approval to manufacture outside Israel, in general, a company that transfers manufacturing rights abroad will be required to pay royalties at an accelerated rate and will be required to pay increased royalties, as defined under the IIA’s rules and guidelines. The total amount of the increased royalties to be repaid to the IIA shall not exceed, in the aggregate, 300% of the amount of the grant received (dollar linked), plus interest at annual rate based on LIBOR, depending on the manufacturing volume that is performed outside Israel less royalties already paid to the IIA.

A company also has the option of declaring in its IIA grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval following the receipt of the grant and avoiding the need to pay increased royalties to the IIA.

The IIA has published certain rules and guidelines with respect to the grant to a foreign entity of the right to use know-how that was developed using the IIA’s grants, or Funded Know-How. According to these rules, the grant to a foreign entity of a right to use the Funded Know-How (which does not entirely prevent the IIA funded company from using the Funded Know-How) is subject to receipt of the IIA’s prior approval. This approval is subject to payment to the IIA in accordance with the formulas stipulated in these rules.

The abovementioned rules include a mechanism with respect to the grant of a license by a company (which is part of a multinational corporation) that received grants from the IIA to its group entities to use its funded Know-How. Such license is subject to the IIA’s prior approval and to the payment of 5% royalties from the income deriving from such license. Such mechanism includes certain restrictions which must be met in order to be able to enjoy such lower royalty payment.

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

In August 2015, an amendment to the Innovation Law was enacted, or Amendment No. 7, which came into effect on January 1, 2016. Since Amendment No. 7 has entered into force, the IIA was appointed to act as the entity which is responsible for the activity which was previously under the OCS’ responsibility. The IIA was granted wide freedom of action, and among other things, the authority to amend the requirements and restrictions which were specified in the Innovation Law before Amendment No. 7 became effective with respect to the ownership of Funded Know-How (including with respect to the restrictions on transfer of the Funded Know-How and manufacturing activities outside of Israel) as well as with respect to royalty payment obligations which apply to companies that received grants from the IIA. The IIA published rules for the most part adopted the principal provisions and restrictions specified in the Innovation Law prior to the effectiveness of Amendment No. 7. See “Item 4. Information on the Company – B. Business Overview — Government Regulation — IIA.”

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

Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, once we begin to produce revenues. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is set at 23% in 2020. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Benefited Enterprise” is entitled to may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs. See “Item 10. Additional Information — Israeli Tax Considerations and Government Programs — Tax Benefits Under the 2011 Amendment” for additional information concerning these tax benefits.

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

Arkin Dermatology is currently our controlling shareholder. As of February 26, 2020, Arkin Dermatology beneficially owned approximately 62.75% of the voting power of our outstanding ordinary shares. Therefore, Arkin Dermatology has the ability to substantially influence us and exert significant control through this ownership position. For example, Arkin Dermatology is able to control elections of directors, amendments of our organizational documents, and approval of any merger, amalgamation, sale of assets or other major corporate transaction. Arkin Dermatology’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as it continues to own a significant amount of our equity, Arkin Dermatology will continue to be able to strongly influence and significantly control our decisions.

We are a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

As a result of the number of shares owned by Arkin Dermatology, we are a “controlled company” under the Nasdaq corporate governance rules. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. Pursuant to the “controlled company” exemption, we are not required to, and may not in the future comply with the requirement that a majority of our board of directors consist of independent directors, and we are not required to, and do not intend to comply with the requirement that we have a nominating committee composed entirely of independent directors with a written charter addressing such committee’s purpose and responsibilities. A majority of our board of directors currently consists of independent directors. See “Item 16G. Corporate Governance—Controlled Company.”  Accordingly, you do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Global Market.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

As of February 26, 2021, there were 23,000,782 ordinary shares outstanding. Future sales by us or our shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of the ordinary shares listed for trading are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

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

Arkin Dermatology, our controlling shareholder, as holder of 14,432,266 of our ordinary shares as of February 26, 2021, is entitled to require that we register under the Securities Act the resale of these shares into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “Item 7.B — Related Party Transactions — Registration Rights Agreement”.

We have broad discretion as to the use of the net proceeds from our public offerings and may not use them effectively.

We intend to use the remaining net proceeds from our public offerings in August 2019 and February 2020 (and concurrent private placement with our controlling shareholder, Arkin Dermatology) to fund pre-commercialization and launch activities for Epsolay and Twyneo and fund development activities for our other branded product candidates. The remaining proceeds will be used for other research and development activities, including the development of our generic product candidates, as well as for working capital and general corporate purposes. However, our management has broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from our initial public offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income.

We do not intend to pay dividends on our ordinary shares for at least the next several years.

We do not anticipate paying any cash dividends on our ordinary shares for at least the next several years. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be the investors’ sole source of gain for at least the next several years. In addition, Israeli law limits our ability to declare and pay dividends and may subject us to certain Israeli taxes. For more information, see “Item 8. Financial Information – A. Financial Statements and Other Financial Information – Dividend Policy.”

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

As a foreign private issuer whose shares will be listed on The Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of The Nasdaq Global Market. Pursuant to the “foreign private issuer exemption”:

•
we established a quorum requirement such that the quorum for any meeting of shareholders is two or more shareholders holding at least 33 1∕3% of our voting rights, which complies with Nasdaq requirements; however, if the meeting is adjourned for lack of quorum, the quorum for such adjourned meeting will be any number of shareholders, instead of 33 1∕3% of our voting rights;

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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Starting in the first quarter of 2019, we began generating revenue under our collaboration agreement with Perrigo for the development of the generic version of Zovirax® (acyclovir) cream, 5%. We generated $8.7 million in revenue under this agreement for our 2020 taxable year, but expect to generate substantially less in future years. Though the application of the relevant rules governing the characterization of such revenue for purposes of the PFIC income test is uncertain, we intend to take the position that, based on our involvement and management contributions throughout the development process, such revenue is non-passive for PFIC purposes. As a result, based on the current and anticipated value and composition of our income and assets, we do not expect that we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or for foreseeable future years. However, there are substantial factual and legal ambiguities regarding the nature of the revenue and the application of the relevant PFIC rules, and thus, the determination that such revenue is non-passive is not without doubt, and alternative characterizations are possible.

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

General Risk Factors

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

As a public company whose ordinary shares are listed in the United States, and particularly after we no longer qualify as an emerging growth company, we have been incurring and will continue to incur accounting, legal and other expenses that we did not incur as a private company, including costs associated with our reporting requirements under the Exchange Act. We also have incurred and anticipate that we will continue to incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and The Nasdaq Global Market, and provisions of Israeli corporate law applicable to public companies. These rules and regulations increase our legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and makes some activities more time-consuming and costly. Our board and other personnel need to devote a substantial amount of time to these initiatives. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the Annual Report for the year ended on December 31, 2019, our management is required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above and depending on our status as per Rule 12b-2 of the Exchange Act, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404. The process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2020, our internal control over financial reporting was effective, we cannot predict the outcome of this determination in future years and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

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

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2020, our internal control over financial reporting was effective, we cannot predict the outcome of our testing or any subsequent testing by our auditor in future periods.  Any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information and affect our reputation, which could have a negative effect on the trading price of our ordinary shares.

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

Our capital expenditures for the years ended December 31, 2018, 2019 and 2020 were approximately $1,052, $597 and $449, respectively. Our current capital expenditures involve equipment and leasehold improvements.

B.           Business Overview

We are a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Our current product candidate pipeline consists of late-stage and early-stage branded product candidates, some of which leverage our proprietary, silica-based microencapsulation technology platform, and several generic product candidates across multiple indications.

Our branded product candidate, Twyneo®, is a novel, once-daily, non-antibiotic topical cream containing a fixed-dose combination of encapsulated benzoyl peroxide and encapsulated tretinoin, that we are developing for the treatment of acne vulgaris, or acne.

On December 30, 2019, we announced top-line results from two pivotal Phase 3 clinical trials evaluating Twyneo for the treatment of acne. Twyneo met all co-primary endpoints in both Phase 3 trials. The Phase 3 program enrolled an aggregate of 858 patients aged nine and older in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Twyneo demonstrated statistically significant improvement in each of the co-primary endpoints of (1) the proportion of patients who succeeded in achieving at least a two grade reduction from baseline and Clear (grade 0) or Almost Clear (grade 1) at Week 12 on a 5-point Investigator Global Assessment (IGA) scale, (2) an absolute change from baseline in inflammatory lesion count at Week 12, and (3) and an absolute change from baseline in non-inflammatory lesion count at Week 12. In addition, Twyneo was found to be well-tolerated. Our NDA for Twyneo® was accepted for filing by the FDA, which assigned a Prescription Drug User Fee Act, or PDUFA, goal date of August 1, 2021.

Our branded product candidate, Epsolay®, is a novel, once-daily topical cream containing encapsulated benzoyl peroxide, that we are developing for the treatment of papulopustular (subtype II) rosacea. On July 8, 2019, we announced positive top-line results from our Phase 3 program evaluating Epsolay.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Epsolay demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the Investigator Global Assessment (IGA) relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay® was found to be well- tolerated. Our NDA for Epsolay® was accepted for filing by the FDA, which assigned a PDUFA goal date of April 26, 2021.

Another branded product candidate is SGT-210 (erlotinib gel) that we are developing for the treatment of palmoplantar keratoderma (PPK).

We are also pre-clinically testing erlotinib, tapinarof and roflumilast in various new pharmaceutical indications.

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

We maintain exclusive, worldwide commercial rights for our branded product candidates, which consist of:

•
Twyneo®, a novel, once-daily, non-antibiotic topical cream, which we are developing for the treatment of acne, containing a fixed-dose combination of encapsulated benzoyl peroxide, or E-BPO, and encapsulated tretinoin. Acne is one of the three most prevalent skin diseases in the world and is the most commonly treated skin disease in the United States. According to the American Academy of Dermatology, acne affects approximately 40 to 50 million people in the United States, of which approximately 10% are treated with prescription medications. In July 2017, we reported positive top-line results from a double-blind, dose-ranging active- and placebo-controlled, six-arm, multi-center Phase II clinical trial of Twyneo® in the United States in 726 subjects, 128 of which subjects across six treatment groups did not complete the study. The clinical trial evaluated the efficacy, tolerability and safety of two Twyneo® concentrations, Twyneo® Low and Twyneo® High, each containing a lower or higher concentration, respectively, of encapsulated tretinoin and an identical concentration of encapsulated benzoyl peroxide. Tretinoin and benzoyl peroxide, the two active components in Twyneo®, are both widely-used therapies for the treatment of acne that historically have not been conveniently co-administered due to stability concerns. The trial also evaluated the contribution of encapsulated tretinoin and encapsulated benzoyl peroxide, in the same concentrations as those in the respective Twyneo® treatment groups, to the efficacy of Twyneo® High and Twyneo® Low. In this trial, Twyneo® showed statistically significant improvements in all pre-defined co-primary and secondary efficacy endpoints, as compared to vehicle. In addition, Twyneo® was well tolerated with no treatment-related serious adverse events. Based on the efficacy data we observed in the Phase II trial, we believe Twyneo®, if approved, has the potential to become a preferred treatment for acne. On December 30, 2019, we announced top-line results from two pivotal Phase 3 clinical trials evaluating Twyneo® for the treatment of acne. Twyneo® met all co-primary endpoints in both Phase 3 trials. The Phase 3 program enrolled an aggregate of 858 patients aged nine and older in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Twyneo® demonstrated statistically significant improvement in each of the co-primary endpoints of (1) the proportion of patients who succeeded in achieving at least a two grade reduction from baseline and Clear (grade 0) or Almost Clear (grade 1) at Week 12 on a 5-point Investigator Global Assessment (IGA) scale, (2) an absolute change from baseline in inflammatory lesion count at Week 12, and (3) and an absolute change from baseline in non-inflammatory lesion count at Week 12. In addition, Twyneo® was found to be well-tolerated. Our NDA for Twyneo® has been accepted for filing by the FDA, which assigned a PDUFA goal date of August 1, 2021.

•
Epsolay®, a topical cream containing 5% encapsulated benzoyl peroxide, which we are developing for the treatment of papulopustular (subtype II) rosacea. Rosacea is a chronic skin disease characterized by facial redness, inflammatory lesions, burning and stinging. According to the U.S. National Rosacea Society, approximately 16 million people in the United States are affected by rosacea. According to a study we commissioned, approximately 4.8 million people in the United States experience subtype II symptoms. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne, except that comedowns are absent, and patients may report associated burning and stinging sensations. We evaluated Epsolay® in a double blind, randomized, dose-ranging Phase II clinical trial involving 92 adult subjects at ten centers in the United States. In this trial, Epsolay® showed statistically significant improvements in the Investigator Global Assessment, or IGA, pre-defined co-primary efficacy endpoint and in the percent change in inflammatory lesion count at week 12, as compared to vehicle. Epsolay® was also well tolerated in this trial. Current topical therapies for subtype II rosacea are limited due to tolerability concerns. For example, BPO, a common therapy for acne, is not used for the treatment of subtype II rosacea due to side effects. As encapsulated BPO, Epsolay® is designed to redefine the standard of care for the treatment of subtype II rosacea. If approved, we expect Epsolay® to be the first product containing BPO that is marketed for the treatment of subtype II rosacea. On July 8, 2019, we announced positive top-line results from our Phase 3 program evaluating Epsolay®.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Epsolay® demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the Investigator Global Assessment (IGA) relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay® demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay® was found to be well-tolerated. On February 12, 2020, we announced positive topline results from our open-label, long-term safety study, evaluating Epsolay® for a treatment duration up to 52 weeks.  Our NDA for Epsolay® has been accepted for filing by the FDA, which assigned a PDUFA goal date of April 26, 2021.

•
SGT-210 (erlotinib gel) that we are developing for the treatment of palmoplantar keratoderma, or PPK, a group of skin conditions characterized by thickening of the skin on the hands and soles of the feet. SGT-210 is designed to be used alone or in combination for the treatment of hyperproliferation and hyperkeratinization disorders, including PPK. On January 2, 2020, we announced the initiation of a Phase 1 proof of concept clinical study of SGT-210 in patients with palmoplantar keratoderma. The Phase 1 proof of concept study SGT-84-01 is a single-center, single-blinded, vehicle-controlled study designed to evaluate the bioavailability, safety and tolerability of SGT-210 as well as inform on potential efficacy. The study is targeting enrollment of approximately 15 patients to undergo a three-month treatment period, followed by a three-month follow-up period. The enrollment of patients in the Phase 1 proof of concept study with SGT-210 has been slowed  by the COVID-19 pandemic. We expect to report top-line data in the third quarter of 2021.

•
We are conducting pre-clinical testing to explore the possible activity of erlotinib, tapinarof (an investigational aryl hydrocarbon receptor modulator) and roflumilast (an investigational phosphodiesterase 4 inhibitor) in various new pharmaceutical indications. A total of 25 provisional patent applications for these project candidates have been submitted to date, including patent applications covering the use of tapinarof in ophthalmic disorders such as dry eye, uveitis, and blepharitis with or without demodex involvement.

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

We are also currently developing a portfolio of 11 generic topical dermatological products in collaboration with Perrigo UK Finco Limited Partnership, or Perrigo. Perrigo has significant experience in the development of generic drugs.

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

In preparation for commercial launch of our proprietary products, we have opened a U.S. headquarters in Whippany, New Jersey. If Twyneo® and Epsolay® receive regulatory approval from the FDA, we intend to market them in the United States through one or more third party collaborators that have direct sales forces and established distribution systems in lieu of our own sales force and distribution systems. We are in discussions with potential partners regarding the commercialization of  Twyneo® and Epsolay®.

The following chart represents our current branded and generic product candidate pipeline:

PIPELINES & UPCOMING MILESTONES

BRANDED CANDIDATES	Research/ Preclinical	Phase I	Phase II	Phase III	Filed	Anticipated Milestones
EPSOLAY® Papulopustular rosacea						PDUFA GOAL DATE APRIL 26, 2021
TWYNEO® Acne vulgaris						PDUFA GOAL DATE AUGUST 01, 2021
SGT-210 Palmoplantar keratoderma		Data in 1H/2021				
SGT-310 Psoriasis & Other Derm. Indications	Formulation					
SGT-510 Psoriasis & Other Derm. Indications	Formulation					

GENERIC PRODUCTS/CANDIDATES	Research	Bioequivalence	Filed	
Ivermectin cream, 1% (RLD: Soolantra®)	Perrigo			TENTATIVE APPROVAL AS OF **JANUARY 29, 2018**
Halobetasol Lotion, 0.01% (RLD: Bryhali®)	Perrigo			TENTATIVE APPROVAL AS OF **NOVEMBER 16, 2020**
Combination of Halobetasol & Tazarotene (RLD: Duobrii®)	Perrigo			FIRST TO FILE ANDA ON **JUNE 11, 2020**

RLD, reference listed drug.

Company and Products Overview | January 21

   Pipelines & upcoming milestones  BRANDED CANDIDATES  EPSOLAY®Papulopustular rosacea  TWYNEO®Acne vulgaris  Research/Preclinical  Phase I  Phase II  Phase III        PDUFA GOAL DATEAPRIL 26, 2021        PDUFA GOAL DATEAUGUST 01, 2021  SGT-210Palmoplantar keratoderma  Anticipated Milestones        Data in 1H/2021  Filed  SGT-310Psoriasis & Other Derm. Indications  SGT-510Psoriasis & Other Derm. Indications        Formulation        Formulation    GENERIC PRODUCTS/CANDIDATES  Halobetasol Lotion, 0.01%(RLD: Bryhali®)  Ivermectin cream, 1%(RLD: Soolantra®)  TENTATIVE APPROVAL AS OF NOVEMBER 16, 2020  TENTATIVE APPROVAL AS OF JANUARY 29, 2018      Research  Filed  Bioequivalence              RLD, reference listed drug.  Combination of Halobetasol & Tazarotene(RLD: Duobrii®)  FIRST TO FILE ANDA ON JUNE 11, 2020

Our Branded Product Candidates

Twyneo® for Acne

Using our proprietary, silica-based microencapsulation technology platform, we are developing Twyneo® to become a preferred treatment for acne by dermatologists and their patients.

Twyneo® is a novel, once-daily, non-antibiotic topical cream containing a fixed-dose combination of encapsulated benzoyl peroxide and encapsulated tretinoin that we are developing for the treatment of acne. Studies have shown that benzoyl peroxide and tretinoin are effective in treating acne as monotherapies; moreover, according to an article in the American Academy of Dermatology (2009), dermatologists recommend combining the two monotherapies as a first-line approach for acne, but a drug-drug interaction that causes the degradation of tretinoin has previously prohibited the development of a combination therapy. By encapsulating the two agents separately through the use of our technology platform, Twyneo® is designed to be a fixed-dose combination that otherwise would not be stable. Similar to other combination drug products, such as clindamycin and benzoyl peroxide, we expect Twyneo® to be kept refrigerated throughout the supply chain and then stored in ambient conditions upon its distribution to patients. Pre-clinical data suggests that Twyneo® may be more tolerable than generic tretinoin gel 0.1% and Epiduo, a branded fixed-dose combination of benzoyl peroxide and adapalene, without a corresponding loss in efficacy. In addition, Epiduo and its successor Epiduo Forte contain adapalene as opposed to tretinoin, which is widely considered to be more effective than adapalene, but generally causes greater irritation. We expect that Twyneo®, if approved, will compete directly with Epiduo and Epiduo Forte. We have utilized the FDA’s 505(b)(2) regulatory pathway in seeking approval of Twyneo® in the United States.

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

On December 30, 2019, we announced top-line results from two pivotal Phase 3 clinical trials evaluating Twyneo® for the treatment of acne. Twyneo® met all co-primary endpoints in both Phase 3 trials. The Phase 3 program enrolled an aggregate of 858 patients aged nine and older in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Twyneo® demonstrated statistically significant improvement in each of the co-primary endpoints of (1) the proportion of patients who succeeded in achieving at least a two grade reduction from baseline and Clear (grade 0) or Almost Clear (grade 1) at Week 12 on a 5-point Investigator Global Assessment (IGA) scale, (2) an absolute change from baseline in inflammatory lesion count at Week 12, and (3) and an absolute change from baseline in non-inflammatory lesion count at Week 12. In addition, Twyneo® was found to be well-tolerated. Our NDA for Twyneo® has been accepted for filing by the FDA, which assigned a PDUFA goal date of August 1, 2021.

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

Our NDA for Twyneo® has been accepted for filing by the FDA, which assigned a PDUFA goal date of August 1, 2021.

Twyneo® Phase 3 Trial Design

The pivotal Phase 3 clinical program evaluating the safety and efficacy of Twyneo® in subjects with acne vulgaris enrolled an aggregate of 858 patients aged nine and older, with moderate-to-severe acne in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Patients were randomized at a 2:1 ratio to be treated once-daily with either Twyneo (n=571) or vehicle cream (n=287) for 12 weeks.

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

Twyneo® Phase 3 Trial Results

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

Epsolay® for Subtype II Rosacea

Epsolay® Overview

Epsolay® is a once-daily topical cream containing 5% encapsulated benzoyl peroxide that we are developing for the treatment of papulopustular (subtype II) rosacea. We believe Epsolay® has the potential to become the first product to contain  encapsulated benzoyl peroxide for the treatment of subtype II rosacea and, if approved, has the potential to redefine the standard of care for the treatment of inflammatory lesions associated with subtype II rosacea. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne, except that comedones are absent, and patients may report associated burning and stinging sensations. In 2012, we completed a 92 subject, randomized, multi-center, double-blind, vehicle-controlled Phase II trial for Epsolay® in the United States that demonstrated statistically significant improvements compared to vehicle in achieving the IGA success co-primary efficacy endpoint and in reducing papulopustular-lesions based on the percentage change in the inflammatory lesion count from baseline at week 12.  In addition, the tolerability profile of Epsolay® was similar to that of vehicle. We expect that Epsolay®, if approved, will compete directly with Soolantra. We expect to utilize the FDA’s 505(b)(2) regulatory pathway in seeking approval of Epsolay® in the United States. On July 8, 2019, we announced positive top-line results from our Phase 3 program evaluating Epsolay.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Epsolay demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the Investigator Global Assessment (IGA) relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay® was found to be well- tolerated. On February 12, 2020, we announced positive topline results from our open-label, long-term safety study, evaluating Epsolay® for a treatment duration up to 52 weeks.  Our NDA for Epsolay® has been accepted for filing by the FDA, which assigned a PDUFA goal date of April 26, 2021.

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

Current Treatment Landscape for Subtype II Rosacea

As there is no cure for rosacea, treatment is largely focused on managing the disease. We believe that a significant market opportunity exists for a subtype II rosacea treatment option that can provide both efficacy and higher tolerability than existing treatments. There are currently five approved drugs for the treatment of subtype II rosacea: Soolantra, Metrogel, Oracea, Zilixi and generic metronidazole. In certain cases, dermatologists often prescribe oral antibiotics either as monotherapies or in conjunction with approved medications.

Our Solution for Subtype II Rosacea — Epsolay®

Benzoyl peroxide is approved by the FDA for the treatment of acne and is widely considered to be safe and effective. Currently, there is no approved benzoyl peroxide product in the rosacea treatment landscape as a result of potential tolerability issues, despite clinical studies showing that treatment with benzoyl peroxide could be efficacious. According to a published study, benzoyl peroxide was found to be an effective treatment for rosacea but caused irritation. Using our proprietary, silica-based microencapsulation technology platform, we believe our Epsolay® candidate for the treatment of papulopustular (subtype II) rosacea can improve on current subtype II rosacea treatments in the following ways:

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

Epsolay® Phase 3 Trial Design

In June 2018, we announced dosing of the first subject in our pivotal Phase 3 clinical program of Epsolay® in subjects with papulopustular rosacea.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Patients were randomized at a 2:1 ratio to be treated once-daily with either Epsolay (n=493) or vehicle cream (n=240) for 12 weeks. After the initiation of treatment, clinical and safety evaluations were performed at Weeks 2, 4, 6, 8 and 12.

The primary efficacy endpoints for both trials were success in the IGA defined as two-grade reduction in IGA on a stage of 0 to 4 with a “clear” (0) or “almost clear” (1) at week 12, and a reduction in mean inflammatory lesion count at week 12.

Epsolay® Phase 3 Trial Results

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

Long-Term Safety Study Results for Epsolay

On February 12, 2020, we announced positive topline results from our open-label, long-term safety study, SGT -54-07, evaluating Epsolay for a treatment duration up to 52 weeks. The study enrolled 547 subjects, all of whom had completed 12 weeks of treatment with Epsolay or vehicle in the preceding double-blind Phase 3 studies. Patients continued onto open-label treatment with Epsolay once-daily for up to an additional 40 weeks. The safety population of 535 subjects received Epsolay therapy for an overall period of at least 28 weeks. Of these 535 subjects, 209 subjects completed 52 weeks of treatment with Epsolay, exceeding the sample size requirements previously defined by the FDA for the Epsolay one-year safety evaluation.

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

Our NDA for Epsolay® has been accepted for filing by the FDA, which assigned a PDUFA goal date of April 26, 2021.

SGT-210 for Palmoplantar Keratoderma

SGT-210 (erlotinib gel) that we are developing for the treatment of palmoplantar keratoderma, or PPK, a group of skin conditions characterized by thickening of the skin on the hands and soles of the feet. SGT-210 is designed to be used alone or in combination for the treatment of hyperproliferation and hyperkeratinization disorders, including PPK. On January 2, 2020, we announced the initiation of a Phase 1 proof of concept clinical study of SGT-210 in patients with palmoplantar keratoderma. The Phase 1 proof of concept study SGT-84-01 is a single-center, single-blinded, vehicle-controlled study designed to evaluate the bioavailability, safety and tolerability of SGT-210 as well as inform on potential efficacy. The study is targeting enrollment of approximately 15 patients to undergo a three-month treatment period, followed by a three-month follow-up period. The enrollment of patients in the Phase 1 proof of concept study with SGT-210 has been slowed by the COVID-19 pandemic. We expect to report top-line data in the third quarter of 2021.

Erlotinib, Tapinarof and roflumilast potentially for psoriasis and other medical conditions

We are conducting pre-clinical testing to explore the possible activity of erlotinib, tapinarof (an investigational aryl hydrocarbon receptor modulator) and roflumilast (an investigational phosphodiesterase 4 inhibitor) in various new pharmaceutical indications. A total of 25 provisional patent applications for these project candidates have been submitted to date, including patent applications covering the use of tapinarof in ophthalmic disorders such as dry eye, uveitis, and blepharitis with or without demodex involvement.

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

We are also currently developing a portfolio of 11 generic topical dermatological products, including ivermectin cream, 1%, in collaboration with Perrigo. Perrigo has significant experience in the development of generic drugs.

Our most advanced generic product candidate is ivermectin cream, 1%, for the treatment of inflammatory lesions associated with rosacea, which we are developing in collaboration with Perrigo. In March 2017, Perrigo submitted an ANDA for ivermectin cream, 1% to the FDA, which was tentatively approved. Following notification from Perrigo, Galderma Laboratories, L.P., Galderma S.A., and Nestle Skin Health S.A., filed a patent litigation suit triggering the application of a 30-month stay on approval of the ANDA, under the Hatch-Waxman Amendments. In January 2018, this ANDA was tentatively approved by the FDA. In addition, because Actavis Ltd. filed an ANDA for ivermectin cream, 1%, before us or any other generic applicants, we may be unable to obtain final approval for our ANDA until the expiration of Actavis Ltd.’s 180-day generic exclusivity. Ivermectin cream, 1% is the active molecule in Soolantra which is currently marketed in the United States by Galderma Laboratories LP.

We previously had a collaboration arrangement with Douglas Pharmaceuticals (New Zealand) to develop an additional generic product candidate. We decided not to pursue this collaboration after determining that it would not be economical due to significant market competition.

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

Collaboration Agreements with Perrigo

Ivermectin cream, 1%

On April 27, 2015, we entered into a development, manufacturing and commercialization agreement with Perrigo, as amended on October 26, 2015, to work toward the objective of obtaining all FDA approvals necessary for the commercialization of ivermectin cream, 1%, in the United States. Under the agreement, Perrigo will conduct all regulatory, scientific, clinical and technical activities necessary to develop ivermectin cream, 1%, prepare and file an ANDA with the FDA (which received tentative approval in January 2018), and is responsible for other activities to gain regulatory approval to market ivermectin cream, 1%, in the United States. We granted Perrigo the right, title and interest in and to ivermectin cream, 1%, and agreed on each party’s portion of the costs associated with performance under the agreement. Perrigo also owns intellectual property created in connection with the development of ivermectin cream, 1%. If approval by the FDA of the ANDA, Perrigo is required to use diligent efforts to commercialize ivermectin cream, 1%, in the United States. Perrigo has the sole and exclusive right to establish and control the prices and all other terms and conditions for the sales of ivermectin cream, 1%, in the United States and is required to do so in good faith. We will be entitled to 50% of Perrigo’s gross profits related to the sale of ivermectin cream, 1%, on a quarterly basis, for a period of 20 years following the first commercial sale of the ivermectin cream, 1%, in the United States. The agreement may be terminated if the gross profits relating to the sale of the product do not exceed a certain threshold or if the potential market for the product has been significantly reduced due to regulatory changes.

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

Generic version of Zovirax® (acyclovir) cream

In connection with the transfer of the first generic version of Zovirax® (acyclovir) cream, to us by Arkin Dermatology on August 22, 2017, we assumed an agreement with Perrigo for the development, manufacturing and commercialization of the generic version of Zovirax® (acyclovir) cream. Under the terms of the agreement, Perrigo was required to conduct all regulatory, scientific, clinical and technical activities necessary to develop the generic version of Zovirax® (acyclovir) cream, prepare and file an ANDA with the FDA, and gain regulatory approval to market the generic version of Zovirax® (acyclovir) cream. The agreement provides that as soon as reasonably practical after final approval by the FDA of the ANDA, Perrigo is required to use diligent efforts to commercialize the product in the United States. Perrigo has the sole and exclusive right to establish and control the prices and all other terms and conditions for the sales of the product in the United States and is required to do so in good faith . We are responsible for 80% of all out-of-pocket clinical study costs related to the generic version of Zovirax® (acyclovir) cream. We will be entitled to 50% of Perrigo’s gross profits related to the sale of the generic version of Zovirax® (acyclovir) cream, on a quarterly basis, for a period of 20 years following the first commercial sale of the generic product. The agreement may be terminated if the gross profits relating to the sale of the generic version of Zovirax® (acyclovir) cream do not exceed a certain threshold or if the potential market for the product has been significantly reduced to regulatory changes.

In February 2019, we announced that Perrigo received final approval from the FDA for the first generic version of Zovirax® (acyclovir) cream, 5%. We launched the product in February 2019.

Generic version of Bryhali® (halobetasol propionate) lotion, 0.01%

We are party to a collaboration agreement with Perrigo Israel, an affiliate of Perrigo Company plc, for the development, manufacturing and commercialization of a generic version of Bryhali® (halobetasol propionate) lotion, 0.01%, for the treatment of plaque psoriasis in adults.  On January 30, 2020,  Perrigo filed an ANDA for such generic version of Bryhali® (halobetasol propionate) lotion, 0.01%, and on May 1. 2020 Bausch Health Companies, Inc. (“Bausch Health”) filed a patent infringement action Perrigo’s ANDA in the US District Court for the District of New Jersey for such product.

Generic version of Duobrii® (halobetasol propionate and tazarotene) lotion

We are also a party to a collaboration agreement with Perrigo Israel, an affiliate of Perrigo Company plc, for the development, manufacturing and commercialization of a generic version of Duobrii® (halobetasol propionate and tazarotene) lotion.  In July 2020, Perrigo filled first-to-file Paragraph IV Certification for such generic version of Duobrii® lotion asserting that certain U.S. patents, each of which is listed in the FDA's Orange Book for the Duobrii® lotion, are either invalid, unenforceable and/or will not be infringed by the commercial manufacture, use or sale of Perrigo’s generic lotion, and on August 31, 2020, Bausch Health initiated patent infringement action in the U.S. District Court of New Jersey regarding Perrigo’s ANDA for such product.

Other generic products

In addition, we have entered into collaboration agreements with Perrigo Israel, an affiliate of Perrigo Company plc, for the development, manufacturing and commercialization of seven other generic product candidates.  Under such agreements and the agreements with respect to a generic version of Bryhali® (halobetasol propionate) lotion, 0.01% and a generic version of Duobrii® (halobetasol propionate and tazarotene) lotion referred to above, Perrigo will conduct the regulatory (if relevant), scientific, clinical and technical activities necessary to develop the generic product candidates and seek regulatory approval with the FDA for the generic product candidates. If approved by the FDA, Perrigo has agreed to commercialize the generic product candidates in the United States.  We and Perrigo will share the development costs and the gross profits generated from the sales of the generic product candidates, if approved.

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

Our patent portfolio that is directed to our branded product candidates includes 113 patents and patent applications and claims processes for manufacture (including silica microencapsulation platform and other technologies), formulations, composition of matter, and methods of use. Of these 113 patents and patent applications, 58 are granted patents (10 in the United States and 48 in other countries) and 55 are pending applications (27 in the United States and 28 in other countries).

For our Twyneo® product candidate, we have obtained patent protection for the composition of matter in the United States, Canada, Japan, Mexico (with a term until 2028) and we have a pending application claiming composition of matter in the European Patent Office. There are four patent families protecting the process for the encapsulation of the active agents of our Twyneo® product candidate (one patent family has patents granted in Canada, India, Mexico, Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom) and Japan (with a term until 2028) and applications pending in the United States; the second patent family has patents granted in Mexico, Canada and the United States (with a term until 2029) and an application pending in the United States; the third patent family has patents granted in Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom), China, India, Japan, Canada, Mexico and the United States (with a term until 2030) and applications pending in the United States); and the fourth patent family has patents granted in Canada, China, Israel, India, Mexico and the United States). We own pending patents for the formulation of our Twyneo® product candidate in the United States (with a term until 2032) and China, and patents granted in Japan, Canada, Mexico and Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland, United Kingdom) (with a term until 2032). We have pending patent applications in the United States for the composition of our Twyneo® product candidate and one patent granted in the United States for the method of treatment of Twyneo® (with a term until 2038). We have five trademarks registered for our Twyneo® product candidate in Israel, Europe, the United States and Canada.

For our Epsolay® product candidate, we have obtained patents in China, Canada, Japan, Europe, Mexico and the United States (with a term until 2032) covering the composition for topical treatment of rosacea. We have further pending applications for this composition in the United States, Canada and China. There are two patent families directed to the process for encapsulation of the active agents of our Epsolay® product candidate (one patent family has granted patents in Canada, India, Mexico, Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom) and Japan (with a term until 2028) and pending applications in the United States; and the second patent family has patents granted in Canada, China, Israel, India, Mexico and the United States). We also have 16 patent applications pending covering the methods of use of Epsolay® for the treatment of rosacea.  We have four registered trademarks for our Epsolay® product candidate in Israel, Europe, Canada and the United States.

We have one not published application covering the compositions of Epsolay® and Twyneo®, the processes for the encapsulation of the active agents of our Epsolay® and Twyneo® product candidates, and the methods of use.

We have applied for patents covering the use of tapinarof in ophthalmic disorders including dry eye, uveitis, and blepharitis with or without demodex involvement.

We have four registered trademarks in Europe, Canada, the United States and Israel. These registrations cover potential brand names for our Epsolay® product candidate in Israel, Europe, Canada and the United States.

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

There are numerous companies that have branded or generic products or product candidates in the dermatology market. Among them are Aclaris Therapeutics, Inc., Akorn, Inc., Almirall S.A., Aqua Pharmaceuticals LLC, Bayer HealthCare AG, Cassiopea SpA, Dermira, Inc., Vyne Pharmaceuticals Ltd., Galderma Pharma S.A., Glenmark Pharmaceuticals Ltd., G&W Laboratories, Inc., LEO Pharma A/S, Mylan N.V., Novan, Inc., Novartis AG, Novum Pharma, LLC, Perrigo Company plc, Pfizer, Inc., Spear Therapeutics, Ltd., Sun Pharmaceutical Industries Ltd., Teligent, Inc., Teva Pharmaceutical Industries Ltd. and Bausch Health Companies Inc.

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

Twyneo® and Epsolay® target the well-established acne and rosacea markets. If approved, we expect them to compete with current standard-of-care treatments, whether branded, generic or over-the-counter, as well as with new treatments to be approved in the future. The current standard-of-care for acne includes topical anti-bacterial drugs such as benzoyl peroxide that are broadly available over-the-counter, prescription drug products that are based on single retinoid drug products such as Differin, Atralin, Retin-A, Retin-A Micro, Tazorac and Altreno, fixed-dose combinations of benzoyl peroxide and adapalene such as Epiduo and Epiduo Forte, fixed-dose combinations of benzoyl peroxide and clindamycin such as Duac, Benzaclin, Onexton and Acanya, fixed-dose combinations of tretinoin and clindamycin such as Ziana and Veltin, and topical antibiotics such as Aczone and Amzeeq. The current standard of care for rosacea includes Metrogel, Finacea, Soolantra and the recently launched Zilxi, as well as oral Oracea (doxycycline embedded in a technology platform). As a fixed-dose combination product candidate, Twyneo® may also compete with drug products utilizing other technologies that can separate two drug substances, such as dual chamber tubes, dual pouches or dual sachets. In addition to these products, our FDA approved generic version of Zovirax® (acyclovir) cream, 5% and our generic drug product candidates, including ivermectin cream, 1%, are expected to face direct competition from branded drugs and authorized generics which are prescription drugs produced by the branded pharmaceutical companies and marketed under a private label, at generic prices. On December 30, 2016, Actavis Ltd. submitted an ANDA for ivermectin, 1%, cream, and therefore we will only be able to commercialize this product after Actavis Ltd.'s six-month exclusivity period expires.

Marketing, Sales and Distribution

We currently have limited sales, marketing and distribution capabilities. In order to commercialize our product candidates, if approved for commercial sale, we expect to collaborate with third parties that have sales and marketing experience. We intend to commercialize our late-stage branded product candidates in the United States, if approved, through one or more third party collaborators that have direct sales forces and established distribution systems in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize Twyneo®, Epsolay® or any of our other product candidates. In other markets, we also expect to selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our product candidates.

In preparation for commercial launch of Epsolay and Twyneo, we have opened a U.S. headquarters in Whippany, New Jersey.

Manufacturing

For the supply of current good manufacturing practice-grade, or cGMP-grade, clinical trial materials we rely on and expect to continue to rely on third-party contract manufacturing organizations, or CMOs, or on in-house manufacturing capabilities. As of August 2018, our in-house manufacturing operations have been audited for current good manufacturing, or cGMP, compliance, and were granted a cGMP certification by the Israel Ministry of Health. This certification allowed us to manufacture Twyneo® and its intermediates to support Phase 3 clinical trials. This cGMP certification expired in 2020, and since no other manufacturing for Phase 3 clinical trials is planned at the Company during 2021, the Company and the Israel Ministry of Health have mutually concluded that the cGMP certification will be reassessed and renewed for other products as they reach relevant stages of development. ISO 14001:2015 and OHSAS 18001:2007 certifications continue to be maintained and are due for renewal in May 2021 and March 2021, respectively. For commercial manufacturing of our products, we intend to rely solely on CMOs. It is our policy to have multiple or alternative sources where possible for every service and material we use in our products.

Government Regulation

Regulation by governmental authorities in Israel, the United States and other countries is a significant factor in the development, manufacture and commercialization of our product candidates and in our ongoing research and development activities. Our business is subject to extensive government regulation in Israel for its manufacturing activities involving drug products, drug product intermediates, and drug product active substances to be used in Phase 3 clinical trials and commercial manufacturing.

Product Approval Process in the United States

Review and approval of drugs

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug and Cosmetic Act, or FDCA, and other federal and state statutes and implementing regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions and enforcement actions brought by the FDA, the Department of Justice or other governmental entities. Possible sanctions may include the FDA’s refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties.

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

In general, the process required by the FDA prior to marketing and distributing a new drug, as opposed to a generic drug subject to section 505(j), in the United States usually involves the following:

•	completion of pre-clinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practices, or GLP, requirements or other applicable regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials in the United States may begin;

•	approval by an independent institutional review board, or IRB, or ethics committee at each clinical site before each trial may be initiated;

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

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data; and

•	payment of user fees and FDA review and approval of the NDA.

Pre-clinical studies

Pre-clinical studies include laboratory evaluation or product chemistry, formulation and toxicity, as well as animal studies to assess the potential safety and efficacy of the product candidate. Pre-clinical safety tests must be conducted in compliance with the FDA regulations. The results of the pre-clinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an investigational new drug application, or IND, which must become effective before clinical trials may commence. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies.  The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30- day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial. Long-term pre-clinical studies, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND application is submitted.

Clinical trials

Clinical trials involve the administration of an investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written trial protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the local institutional review board, or IRB, and to the FDA as part of the IND.

An IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review at least annually. The IRB must review and approve, among other things, the trial protocol information to be provided to trial subjects. An IRB must operate in compliance with FDA regulations. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study  may  move  forward  at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.  There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

Clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•
Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

•
Phase 2: The drug is administered to a limited patient population to identify possible short-term adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•
Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies, may be conducted after initial marketing approval, and may be used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

In addition, during the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Unlike NDA products which must be shown to be safe and effective for their intended use, ANDA products must be shown to be the same as, and bioequivalent to, a reference listed drug, or RLD, and superior over the vehicle. A product is considered bioequivalent if there is no significant difference in the rate and extent to which the active ingredient in the generic product and in the RLD becomes available at the site of drug action when administered at the same molar dose under similar conditions in an appropriately designed study. Accordingly, an applicant typically compares the systemic exposure profile of the generic test drug product to that of the RLD at the same regimen and exposure period as the RLD to demonstrate bioequivalence. For most ANDAs, bioequivalence must be shown in human clinical trials, but in some cases, FDA will accept in vitro data. Specific requirements are typically outlined by FDA in product-specific bioequivalence guidance.

Submission of an NDA to the FDA

Assuming successful completion of all required testing with all applicable regulatory requirements, the results of the pre-clinical studies and clinical trials, together with other detailed information, including information on the manufacture, control and composition of the product, are submitted to the FDA as part of an NDA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, applicants are required to pay fees to the FDA for reviewing an NDA. These application user fees, as well as the annual program fees required for approved products, can be substantial. The NDA application review fee alone can exceed $2.5 million, subject to certain limited deferrals, waivers and reductions that may be available.

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

Under the PDUFA, the FDA has agreed to certain performance goals in the review of NDAs through a two-tiered classification system, Standard Review and Priority Review. An NDA is eligible for Priority Review if the product candidate is designed to treat serious or life-threatening disease or condition, and if approved, would provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition compared to marketed products. For non-new molecular entities, such as those typically submitted in 505(b)(2) applications, the FDA endeavors to review applications subject to Standard Review within approximately 10 months of receipt, whereas the FDA’s goal is to review Priority Review applications within approximately six months of receipt. The FDA, however, may not approve a drug within these established goals, as the review process is often significantly extended by FDA requests for additional information or clarification, and its review goals are subject to change from time to time.

Before approving an NDA, the FDA inspects the facilities at which the product is manufactured or facilities that are significantly involved in the product development and distribution process and will not approve the product unless cGMP compliance is satisfactory. Additionally, the FDA will typically inspect one or more clinical sites to assure compliance with GCP requirements. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter indicates that the review cycle for an application is complete and that the application is not ready for approval. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA may ultimately decide that an application does not satisfy the regulatory criteria for approval. If, or when, the deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter.

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

Further changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented, which may require manufacturers to develop additional data or conduct additional pre-clinical studies and clinical trials. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the similar procedures in reviewing NDA supplements as it does in reviewing NDAs.

Post-Approval Requirements

Any drug products receiving FDA approval will be subject to continuing regulation by the FDA. Certain requirements include, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or patient populations that are not described in the drug’s approved labeling, known as “off-label use,” and other promotional activities, such as those considered to be false or misleading.

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

The manufacturing of any drug products must comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. The FDA’s cGMP regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

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

Separately, in the event the FDA makes a written request for pediatric data relating to a drug product, an NDA sponsor who submits such data may be entitled to pediatric exclusivity. Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing non-patent exclusivity.

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

 Healthcare Reform

In March 2010, the President of the United States signed the Affordable Care Act, one of the most significant healthcare reform measures in decades. The Affordable Care Act substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the pharmaceutical industry. The Affordable Care Act contained a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse, which impacted existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.  Additionally, the Affordable Care Act increased the minimum level of rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%, and imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the Affordable Care Act. By way of example, the Tax Act was enacted, which, among other things, removes penalties for not complying with the Affordable Care Act’s individual mandate to carry health insurance. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court's decision that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unclear how the Supreme Court the rule. It is also unclear how other efforts, if any, to challenge, repeal or replace the Affordable Care Act will impact the law or our business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless additional Congressional action is taken. Additionally, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

Healthcare Laws and Regulations

Although we do not currently have any product candidates on the market, other than the first generic version of Zovirax® (acyclovir) cream, 5% for which Perrigo, our collaborator, received final FDA approval in February 2019, our current and future business operations may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, price reporting and physician and other healthcare provider payment transparency laws. Some of our pre-commercial activities are subject to some of these laws.

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

If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations, and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

Data Privacy and Security

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

Pursuant to Amendment No. 7 of the Innovation Law, the IIA is authorized to change the restrictions imposed on the recipients of grants that were stipulated under the Innovation Law prior to the effectiveness of Amendment No. 7 with a new set of arrangements in connection with ownership obligations of know-how (including with respect to restrictions on transfer of know-how and manufacturing activities outside of Israel), as well as royalties obligations associated with approved programs. Amendment No. 7 also includes provisions with respect to sanctions imposed for violations of the Innovation Law. The IIA published rules for the most part adopted the principal provisions and restrictions specified in the Innovation Law prior to the effectiveness of Amendment No. 7.

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

Environmental, Health and Safety Matters

We are subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions including Israel. These laws and regulations govern, among other things, (i) the use, storage, registration, handling, emission and disposal of chemicals, waste materials and sewage and (ii) chemical, air, water and ground contamination, air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage. Our operations at our Ness Ziona facility use chemicals and produce waste materials and sewage. Our activities require permits from various governmental authorities, including local municipal authorities, the Ministry of Environmental Protection and the Ministry of Health. The Ministry of Environmental Protection and the Ministry of Health, local authorities and the municipal water and sewage company conduct periodic inspections in order to review and ensure our compliance with the various regulations. Our business permit is currently in effect until December 31, 2026.

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

We have a U.S. headquarters in Whippany, New Jersey. The facility is 3,361 square feet and houses our U.S. marketing and sales team. Our lease will expire on October 1, 2023.

Legal Proceedings

We are not subject to any material legal proceedings.

C.           Organizational Structure

Not applicable.

D.           Property, Plant and Equipment

See “Item 4. Information on the Company—B. Business Overview—Properties”.

ITEM 4A.         UNRESOLVED STAFF COMMENTS

None.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this annual report.  The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those in “Item 3. Key Information – D. Risk Factors.”

Overview

We are a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Our current product candidate pipeline consists of late-stage and early-stage branded product candidates, some of which leverage our proprietary, silica-based microencapsulation technology platform, and several generic product candidates across multiple indications. Our branded product candidate, Twyneo®, is a novel, once-daily, non-antibiotic topical cream that we are developing for the treatment of acne vulgaris, or acne. We completed a 726 subject, double-blind, placebo-controlled, six-arm, multi-center Phase II clinical trial designed to assess the safety and efficacy of Twyneo® in subjects with facial acne. In this trial, Twyneo® demonstrated statistically significant improvements in all pre-defined co-primary and secondary efficacy   endpoints, as compared to vehicle.

On December 30, 2019, we announced top-line results from two pivotal Phase 3 clinical trials evaluating Twyneo® for the treatment of acne. Twyneo® met all co-primary endpoints in both Phase 3 trials. The Phase 3 program enrolled an aggregate of 858 patients aged nine and older in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Twyneo® demonstrated statistically significant improvement in each of the co-primary endpoints of (1) the proportion of patients who succeeded in achieving at least a two grade reduction from baseline and Clear (grade 0) or Almost Clear (grade 1) at Week 12 on a 5-point Investigator Global Assessment (IGA) scale, (2) an absolute change from baseline in inflammatory lesion count at Week 12, and (3) and an absolute change from baseline in non-inflammatory lesion count at Week 12. In addition, Twyneo® was found to be well-tolerated. Our NDA for Twyneo® has been accepted for filing by the FDA, which assigned a PDUFA goal date of August 1, 2021.

Our branded product candidate, Epsolay®, is a novel, once-daily topical cream containing encapsulated benzoyl peroxide that we are developing for the treatment of papulopustular (subtype II) rosacea. On July 8, 2019, we announced positive top-line results from our Phase 3 program evaluating Epsolay®.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Epsolay® demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the Investigator Global Assessment, or IGA, relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay® demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay® was found to be well-tolerated.

On February 12, 2020, we announced positive topline results from our open-label, long-term safety study, evaluating Epsolay® for a treatment duration up to 52 weeks. The study enrolled 547 subjects, all of whom had completed 12 weeks of treatment with Epsolay® or vehicle in the preceding double-blind Phase 3 studies. Patients continued onto open-label treatment with Epsolay once-daily for up to an additional 40 weeks. The safety population of 535 subjects received Epsolay® therapy for an overall period of at least 28 weeks. Of these 535 subjects, 209 subjects completed 52 weeks of treatment with Epsolay®, exceeding the sample size requirements previously defined by the FDA for the Epsolay® one-year safety evaluation. Our NDA for Epsolay® has been accepted for filing by the FDA, which assigned a PDUFA goal date of April 26, 2021.

Our other branded product candidates are SGT-210 (erlotinib gel) that we are developing for the treatment of palmoplantar keratoderma (PPK), and erlotinib, tapinarof and roflumilast, each a potential treatment of various pharmaceutical indications.

We designed our proprietary, silica-based microencapsulation technology platform to enhance the tolerability and stability of topical drugs while maintaining their efficacy. Topical drugs often struggle to balance achieving both high efficacy and high tolerability. Our technology platform entraps active ingredients in an inert, inorganic silica shell, which creates an unnoticeable barrier between the active ingredient and the skin. The resulting microcapsules are designed to allow the entrapped active ingredients to gradually migrate through the pores of the shell and deliver active ingredient doses onto the skin in a controlled manner, resulting in improved tolerability and stability without sacrificing efficacy. By separately encapsulating active ingredients within protective silica shells, our technology platform also enables the production of novel fixed-dose active ingredient combinations that otherwise would not be stable. We believe that our microencapsulation technology has the potential to be used for topical drug products to treat a variety of skin diseases. As a result of the FDA having already approved silica as a safe excipient for topical drug products, we have submitted NDAs for Twyneo and Epsolay under the FDA’s 505(b)(2) regulatory pathway, which may provide for a more efficient regulatory process by permitting us to rely, in part, upon the FDA’s previous findings of safety and efficacy of an approved product.

In order to commercialize our product candidates, if approved for commercial sale, we expect to collaborate with third parties that have sales and marketing experience. We intend to commercialize our late-stage branded product candidates in the United States, if approved, through one or more third party collaborators that have direct sales forces and established distribution systems in lieu of our own sales force and distribution systems. We are in discussions with potential partners regarding the commercialization of  Twyneo® and Epsolay®. In other markets, we also expect to selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our product candidates.

Since our inception, we have incurred significant operating losses. We incurred net losses of $32.2 million, $24.6 million and $29.3 million for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, we had an accumulated deficit of $181.4 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from formulation development through pre-clinical development and clinical trials, seek regulatory approval and pursue commercialization of any approved product candidate. In addition, we may incur expenses in connection with the in-license or acquisition of additional product candidates.

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

On February 19, 2020 the Company completed an underwritten public offering in which it issued 2,091,907 ordinary shares together with ordinary share warrants to purchase 1,673,525 ordinary shares.  The ordinary shares and warrants were sold together at a combined public offering price of $11.00 per ordinary share and accompanying warrant to purchase 0.80 of an ordinary share.  The warrants have an initial exercise price of $14.00 per share, subject to certain adjustments, and will expire on February 19, 2023. The total proceeds received from the offering were approximately $21.6 million net of underwriting discounts and commissions and without deducting other offering expenses.

In addition, following the approval of the Company’s shareholders,  M. Arkin Dermatology Ltd., the controlling shareholder of the Company, purchased 454,628 ordinary shares and warrants to purchase up to 363,702 ordinary shares in a concurrent private placement, exempt from the registration of the Securities Act of 1933, as amended, at a price equal to the public offering price of the ordinary shares and accompanying warrants in the February 2020 public offering. The private placement, which closed on April 13, 2020,  generated proceeds of approximately $5 million.

Collaboration Agreements

For a description of our collaboration agreements, please see “Item 4. Information on the Company—B. Business Overview—Collaboration Agreements with Perrigo.”

A.           Operating Results

Collaboration Revenues

From 2013 until December 31, 2018, other than revenues of approximately $0.2 million and $0.1 million on royalties generated in 2017 and 2018, respectively, pursuant to sales of products overseas under past collaboration agreements with Merck, we did not recognize any revenue. In 2019, we generated approximately $0.1 million in revenues under such past collaboration agreements with Merck. In addition, in February 2019 we announced that Perrigo had received final approval from the FDA for of the first generic version of Zovirax® (acyclovir) cream, 5% . The product was developed in a collaboration between us and Perrigo in which we shared development costs with Perrigo and are sharing equally the gross profits generated from sales of the product. During the years ended December 31, 2019 and December 31, 2020, the Company recognized revenues from royalties related to sales of this product in the amount of $22.8 million and $8.7 million, respectively.

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

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development expenses than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials.   We expect to continue to incur research and development expenses over the next several years as we conduct pre-clinical studies and clinical trials and prepare regulatory filings for our product candidates.

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

As we are in discussions with potential partners regarding the commercialization of  Twyneo® and Epsolay® to occur if the product candidates receive regulatory approval from the FDA, we do not currently anticipate an increase in general and administrative expenses. However, if we are unable to enter into such arrangements on acceptable terms or at all, we may look to directly commercialize Twyneo® and Epsolay® on our own. In such case, our expenses related to product sales, marketing and distribution would increase significantly and we may be forced to raise additional capital sooner than anticipated.

Financial income, net

Our financial income, net  consists primarily of income generated on our marketable securities and bank deposits net of expenses related to bank charges and foreign currency exchange transactions.

Results of operations

The following table summarizes our results of operations for the indicated periods:

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Collaboration Revenues	$129	$22,904	$8,771
Research and development	28,146	40,578	27,913
General and administrative	5,504	8,276	11,091
Total operating loss	33,521	25,950	30,233
Financial income, net	(1.318)	(1,374)	943
Loss before income taxes	32,203	24,576	29,290
Income taxes		33
Loss for the year	$32,203	$24,609	$29,290

Year ended December 31, 2019 compared to year ended December 31, 2020

Collaboration Revenues

Revenues are comprised mainly of royalties earned under a collaboration agreement with Perrigo related to the first generic version of Zovirax® (acyclovir) cream, 5%, which generated$8.7 million in 2020, compared with $22.8 million in 2019. The decrease in revenues in 2020 resulted mainly from the entrance of an additional generic version of this product into the market and to a certain extent the impact of COVID-19.

Research and development expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	Year Ended December 31,
	2019	2020
	(in thousands)
Payroll and related expenses	$6,001	$6,194
Clinical trial expenses	23,037	5,179
Professional consulting and subcontracted work	7,425	12,855
Other	4,115	3,685
Total research and development expenses	$40,578	$27,913

Our research and development expenses were $40.6 million for the year ended December 31, 2019, compared to $27.9 million for the year ended December 31, 2020. The decrease of $12.7 million was mainly attributed to a decrease of $17.9 million in clinical trial expenses, mainly related to the completion of the clinical trials of Epsolay and Twyneo, towards the end of 2019, a decrease of $0.4 million in other expenses, mainly purchase of raw material for manufacturing, partially offset by an increase of $5.4 million in manufacturing expenses.

General and administrative expenses

Our general and administrative expenses were $8.3 million for the year ended December 31, 2019, compared to $11.1 million for the year ended December 31, 2020. The increase of $2.8 million was mainly attributed to an increase of $3.0 million in commercialization expenses and an increase of $0.4 million in patent related expenses, partially offset by a decrease of $0.7 million in stock based compensation expenses.

Financial income, net

Our financial income, net, was $1.4 million for the year ended December 31, 2019 compared to $0.9 million for the year ended December 31, 2020.

Year ended December 31, 2018 compared to year ended December 31, 2019

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20‑F for the year ended December 31, 2019.

Significant Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP. We describe our significant accounting policies and estimates more fully in Note 2 to our consolidated financial statements as of and for the year ended December 31, 2020, included elsewhere in this annual report. We believe that the accounting policies and estimates below are critical in order to fully understand and evaluate our financial condition and results of operations. In preparing these consolidated financial statements, our management has made estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods recognized in our financial statements. Actual results may differ from these estimates. As applicable to the consolidated financial statements included in this annual report, the most significant estimates and assumptions relate to the fair value of share-based compensation.

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

For the purpose of the evaluation of the fair value and the manner of the recognition of share-based compensation, our management is required to estimate, among others, various subjective and complex parameters that are included in the calculation of the fair value of the option. These parameters include the expected volatility of our share price over the expected term of the options, the risk-free interest rate assumption, and the term the that options are expected to remain outstanding.

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

B.            Liquidity and Capital Resources

Overview

Since our inception, we have devoted substantially all of our resources to developing our product candidates, building our intellectual property portfolio, developing our supply chain, business planning, raising capital and providing for general and administrative support for these operations. Although we are expected to launch an additional generic product in 2021, we do not currently have any approved products other than the first generic version of Zovirax® (acyclovir) cream, 5% for which Perrigo, our collaborator, received final FDA approval in February 2019.

From inception through December 31, 2020, we have funded our operations primarily through proceeds from our public offerings, the issuance of equity securities to and loans and investments from our controlling shareholder, funding received from the IIA and from amounts received pursuant to past and current collaboration agreements. We automatically converted our outstanding promissory note between us and our controlling shareholder into an aggregate of 5,444,825 ordinary shares immediately prior to the closing of our initial public offering. For a description of the conversion of our shareholder loan agreement, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions — Loan Agreements with Our Controlling Shareholder.” As of December 31, 2020, our cash and cash equivalents, bank deposits and marketable securities were $50.2 million.

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

In addition M. Arkin Dermatology Ltd., the controlling shareholder of the Company, has purchased 454,628 ordinary shares and warrants to purchase up to 363,702 ordinary shares in a concurrent private placement, exempt from the registration of the Securities Act of 1933, as amended, at a price equal to the public offering price of the ordinary shares and accompanying warrants in the underwritten public offering. The private placement has generated proceeds of approximately $5 million.

The Company was informed by its collaboration partner that the launch of an FDA-approved generic drug is expected in the second quarter of 2021. Annual sales of the brand name exceed $180 million in the United States in 2019.

The table below summarizes our cash flow activities for the indicated periods:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Net cash used in operating activities	$(23,467)	$(22,500)	$(25,241)
Net cash provided by (used in) investing activities	(54,735)	16,024	(2,694)
Net cash provided by financing activities	78,819	10,613	26,457
Increase (decrease) in cash and cash equivalents	$617	$4,137	$(1,478)

Operating Activities

Net cash used in operating activities was $22.5 million during the year ended December 31, 2019, compared to $25.2 million during the year ended December 31, 2020.

Net cash used in operating activities in the year ended December 31, 2020 primarily resulted from our loss of $29.3 million during the period,  $1.6 million of net changes in working capital and non-cash expenses of $1.2 million share-based compensation expenses and $0.9 million of depreciation of property and equipment.

Net cash used in operating activities in the year ended December 31, 2019 primarily resulted from our loss of $24.6 million during the period, a net increase of $1.5 million in working capital, net of non-cash expenses of $2.6 million share-based compensation expenses and $0.9 million of depreciation of property and equipment.

Net cash used in operating activities was $23.5 million during the year ended December 31, 2018, compared to $22.5 million during the year ended December 31, 2019.

Net cash used in operating activities in the year ended December 31, 2018 primarily resulted from our loss of $32.2 million during the period, $3.2 million of net changes in working capital and non- cash expenses of $4.7 million share-based compensation expenses and $0.8 million of depreciation of property and equipment.

Investing Activities

Net cash provided by investing activities was $16.0 million during the year ended December 31, 2019, compared to net cash used in investing activities of $2.7 million during the year ended December 31, 2020.  The 2019 net cash provided by investing activities resulted mainly from $15.6 million proceeds from marketable securities, net, and $1.0 million proceeds from bank deposits offset by investment of $0.6 million in property and equipment. The 2020 net cash used in investing activities resulted mainly from $19.2 million proceeds from marketable securities, net, offset by investment of $0.5 million in property and equipment and investment of $21.4 million in bank deposits.

Net cash used in investing activities was $54.7 million during the year ended December 31, 2018, compared to net cash provided by investing activities of $16.0 million during the year ended December 31, 2019. The 2018 net cash used in investing activities resulted mainly from $56.7 million investment in marketable securities, net, and investment of $1.0 million in property and equipment offset by $3.0 million proceeds from bank deposits.

Financing Activities

Net cash from financing activities was $10.6 million during the year ended December 31, 2019, compared to $26.4 million during the year ended December 31, 2020. The increase was principally due to our underwritten public offering in 2019, net of issuance cost, of $10.6 million, compared to our underwritten public offering and private placement in 2020, net of issuance cost, of $26.3 million.

Net cash from financing activities was $78.8 million during the year ended December 31, 2018, compared to $10.6 million during the year ended December 31, 2019. The decrease was due to our initial public offering in 2018, net of issuance cost, of $78.9 million, compared to our underwritten public offering in 2019, net of issuance cost, of $10.6 million.

Funding Requirements

Our primary uses of cash have been to fund working capital requirements and research and development. We expect to continue to incur net losses for the foreseeable future as we continue to invest in research and development and seek to obtain regulatory approval for and commercialize our product candidates. We believe that our existing cash resources will be sufficient to enable us to fund our operating expenses and capital expenditure requirements into the third quarter of 2022. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our ability to continue as a going concern will depend on our ability to generate positive cash flow from operations and obtain additional financing, both of which are uncertain.

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

Other than revenue that we expect to generate from a collaboration between us and Perrigo with respect to the first generic version of Zovirax® (acyclovir) cream, 5% and from a second partnered generic dermatology product with an anticipated launched date in the second quarter of 2021, until we can generate recurring revenues, we expect to satisfy our future cash needs through existing cash resources, additional debt or equity financings or by entering into collaborations with third parties in connection with one or more of our product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. In addition, the terms of any securities we issue in future financings may be more favorable to new investors and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding. If we raise additional funds through collaborations with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to obtain adequate funds on reasonable terms, we will need to curtail operations significantly, including possibly postponing anticipated clinical trials or entering into financing agreements with unattractive terms.

C.           Research and Development, Patents and Licenses

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Expenses”; and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2019 compared to Year ended December 31, 2020 - Research and Development Expenses.”; and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2018 compared to Year ended December 31, 2019 - Research and Development Expenses.”

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.            Off-Balance Sheet Arrangements

We do not have any, and during the periods presented we did not have any, off-balance sheet arrangements as defined in the rules and regulations of the SEC.

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2020:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Operating lease obligations (1)	$2,140	$778	$1,362	-	-
Total	$2,140	$778	$1,362	-	-

(1)	Operating lease obligations consist of payments pursuant to several lease agreements that are scheduled to expire on December 31, 2023.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth information concerning our directors and senior management, which includes members of our administrative, supervisory and management bodies, including their ages, as of the date of this annual report:

Name	Age	Position
Moshe Arkin	68	Chairman of the Board of Directors
Alon Seri-Levy	59	Chief Executive Officer and Director
Gilad Mamlok	52	Chief Financial Officer
Ofer Toledano	55	Vice President Research and Development
Ofra Levy-Hacham	54	Vice President Clinical and Regulatory Affairs
Karine Neimann	49	Vice President Projects and Planning, Chief Chemist
Itzik Yosef	44	Vice President Operations
Dov Zamir	67	Vice President Special Projects
Nissim Bilman	59	Vice President Quality
John Vieira	51	U.S. Head of Commercialization
Itai Arkin	32	Director
Shmuel Ben Zvi	60	Director
Hani Lerman	48	Director
Yaffa Krindel-Sieradzki	66	Director
Jonathan B. Siegel	47	Director
Ran Gottfried	76	External Director
Jerrold S. Gattegno	68	External Director

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

Dr. Ofra Levy-Hacham has served as our vice president of clinical and regulatory affairs since 2018, and as our vice president of quality and regulatory affairs from 2011 to 2018. Prior to joining Sol-Gel, Dr. Levy-Hacham served as a scientific specialist and project manager at Biotechnology General Ltd., a wholly owned subsidiary of Ferring Pharmaceuticals Ltd., and a fully integrated biopharmaceutical services private company from 2010 until 2011. From 2005 until 2010, Dr. Levy-Hacham served as vice president chemistry, manufacturing and controls at HealOr Ltd., a private company engaging in the development of therapeutics for the treatment of various skin disorders. Dr. Levy-Hacham holds a Ph.D. in chemistry from The Technion – Israel Institute of Technology, Israel.

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

Mr. Itai Arkin became a member of our board of directors immediately following the pricing of our initial public offering. Mr. Itai Arkin currently serves as Investment Manager at Arkin Holdings Ltd. and as an investment committee member of Accelmed, a leading Israeli MedTech investment firm since March 2014. Mr. Itai Arkin holds a B.A. in business administration (cum laude) from Interdisciplinary Center, Herzliya, Israel, and an MBA (cum laude) from Tel Aviv University. Mr. Itai Arkin is the son of Mr. Moshe Arkin, the chairman of our board of directors and sole beneficial owner of Arkin Dermatology, our controlling shareholder.

Dr. Shmuel (Muli) Ben Zvi became a member of our board of directors immediately following pricing of our initial public offering. Dr. Ben Zvi is currently a board member and member of the risk management, technology, investment and strategy committees at Bank Leumi, and a board member and member of the audit committee and compensation committee of VBL Therapeutics. From 2004 to 2014, Dr. Ben Zvi held various managerial positions at Teva Pharmaceuticals Industries Ltd., including Vice President of Finance and Vice President of Strategy. From 2000 to 2004, Dr. Ben Zvi was the financial advisor to the Chief of General Staff of the Israel Defense Forces and head of the Defense Ministry budget department. Dr. Ben Zvi holds a Ph.D. in economics from Tel-Aviv University, Israel and participated in the Harvard Business School Advanced Management Program (AMP).

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

Ms. Yaffa Krindel-Sieradzki became a member of our board of directors on February 23, 2018. Ms. Krindel-Sieradzki currently serves on the board of Itamar Medical Ltd., a medical device company publicly traded on both Nasdaq and the Tel Aviv Stock Exchange ("TASE"), BGN Technologies Ltd., the technology transfer company of Ben Gurion University, and three private medical device companies, as follows: EZbra Advanced Wound Care Ltd., Theranica Bio Electronics Ltd. and Trisol Medical Ltd. Ms. Krindel-Sieradzki has served on the board of directors of numerous companies publicly traded on Nasdaq. From 1997 until 2007, Ms. Krindel-Sieradzki served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, Ms. Krindel served from 1992 to 1996 as CFO and VP Finance of Lannet Data Communications Ltd., an Israeli telecommunications company publicly traded on Nasdaq which is now part of Avaya Inc. From 1993 to 1997, she served as CFO and later as director of BreezeCOM Ltd., an Israeli telecommunications company which traded on Nasdaq and TASE. Ms. Krindel-Sieradzki has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem, both with honors.

Jonathan B. Siegel became a member of our board of directors on September 13, 2018. Mr. Siegel is the founder and CEO of JBS Healthcare Ventures since formation in 2017. Previously, he was a partner and healthcare sector head at Kingdon Capital Management from 2011 until 2017. Prior to joining Kingdon, Mr. Siegel was a healthcare portfolio manager at SAC Capital Advisors from 2005 until 2011; an associate director of pharmaceutical and specialty pharmaceutical research at Bear, Stearns & Co.; a pharmaceuticals research associate at Dresdner Kleinwort Wasserstein; and a consultant to the Life Sciences Division of Computer Sciences Corporation. Mr. Siegel has worked as a research associate at the Novartis Center for Immunobiology at Harvard Medical School and as a research assistant at Tufts University School of Medicine. He is also a director at Jaguar Health, Inc., a Nasdaq listed company, and has served on the board of advisors of Vitalis LLC, a private pharmaceutical company, since March 2019. Mr. Siegel received a BS in Psychology from Tufts University in 1995 and an MBA from Columbia Business School in 1999.

Mr. Ran Gottfried became a member of our board of directors immediately following the pricing of our initial public offering and serves as an external director under the Companies Law. Since 1975, Mr. Gottfried has served as a chief executive officer, consultant and director of private companies in Israel and Europe in the areas of retail and distribution of pharmaceuticals, consumer and household products. Mr. Gottfried served as a director of Perrigo Company from 2006 until 2015. From 2006 until 2008, Mr. Gottfried served as chairman and chief executive officer of Powerpaper Ltd., a leading developer and manufacturer of micro electrical cosmetic and pharmaceutical patches. From 2005 until 2010, Mr. Gottfried served as a director of Bezeq, Israel’s leading telecommunications provider and from 2003 until its acquisition by Perrigo Company in 2005, Mr. Gottfried served as a director of Agis Industries Ltd. He is currently a board member and member of the audit and investment, technology and innovation and risk management committees at Shufersal Ltd.

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

B.           Compensation

The aggregate compensation paid by us to our executive officers and directors for the year ended December 31, 2020 was approximately $3.2 million. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2020. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2020.

Name and Position of director or officer	Base Salary or Other Payment (1)	Value of Social Benefits (2)	Value of Equity Based Compensation Granted (3)	All Other Compensation (4)	Total
(Amounts in U.S. dollars are based on 2020 monthly average representative U.S. dollar – NIS rate of exchange)
Alon Seri-Levy / CEO	314	61	239	22	636
Gilad Mamlok / CFO	262	54	137	48	501
John Vieira / U.S. Head of Commercialization	241	17	113	26	398
Ofer Toledano / VP R&D	206	57	79	24	366
Ofra Levy-Hacham / VP Clinical & RA	152	45	63	21	280

(1)
“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the board of directors for the year 2020.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)
Consists of the fair value of the equity-based compensation granted during 2020 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.

(4)	“All Other Compensation” includes, among other things, car-related expenses, communication expenses, basic health insurance, holiday presents, and 2018, 2019 and 2020 special bonuses that officers received.

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

C.            Board Practices

Appointment of Directors and Terms of Officers

Our board of directors consists of eight directors, including two external directors, and appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “ – External Directors”). These two directors, as well as three additional directors, qualify as independent directors under the corporate governance standards of the Nasdaq corporate governance rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Under our amended and restated articles of association, the number of directors on our board of directors will be no less than five (5) and no more than nine (9), including any external directors required to be appointed under the Companies Law. The minimum and maximum number of directors may be changed, at any time and from time to time, by a special 66 2∕3% majority shareholder vote.

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

Our directors who are not external directors are divided among the three classes as follows:

•
Class I directors consist of Ms. Yaffa Krindel-Sieradzki, Dr. Shmuel Ben Zvi and Mr. Jonathan B. Siegel, who are all independent directors, and their term will expire at our annual general meeting of our shareholders to be held in 2022;

•	Class II directors consist of Ms. Hani Lerman and Dr. Alon Seri-Levy, and their term will expire at our annual general meeting of our shareholders to be held in 2023; and

•	Class III directors consist of Mr. Itai Arkin and Mr. Moshe Arkin, and their term will expire at our annual general meeting of our shareholders to be held in 2021.

Mr. Ran Gattegno and Mr. Jerrold S. Gottfried serve as our external directors and will each have a term of three years.

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

The compensation committee, which consists of Ran Gottfried, Jerrold S. Gattegno, Shmuel Ben Zvi and Jonathan B. Siegel, assists the board of directors in determining compensation for our directors and officers. Ran Gottfried serves as Chairman of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory board member fees. Although foreign private issuers are not required to meet this heightened standard, our board of directors has determined that all of our expected compensation committee members meet this heightened standard.

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

Under the Companies Law and the Israeli Securities Law, 5728-1968, or the Securities Law, a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

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

D.           Employees

As of December 31, 2020, we had 65 employees, all of whom except 3 are located in Israel.

	As of December 31,
	2018		2019		2020
	Company		Company		Company
	Employees	Consultants	Employees	Consultants	Employees	Consultants
Management	8		9		9
Research and development and other	48		52		56

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

The number of shares that may be issued under the Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. Ordinary shares subject to outstanding awards under the Plan that subsequently expire, are cancelled, forfeited or terminated for any reason before being exercised will be automatically, and without any further action, returned to the “pool” of reserved shares and will again be available for grant under the Plan.  As of February 26, 2021, we had an aggregate of 929,415 ordinary shares available for issuance under the Plan (including ordinary shares underlying outstanding options and restricted share units).

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

In addition, any options granted under the Plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the Code, or options other than incentive stock options (referred to as “nonqualified stock options” under the Plan). The type of option granted under the Plan and specific terms and conditions are, in each case, determined by our compensation committee or our board of directors and set forth in the applicable option agreement.

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

Any equity award to an office holder, director or controlling shareholder, whether under the Plan or otherwise, may be subject to further approvals in addition to the approval of the compensation committee as described above. As of December 31, 2020, options to purchase 1,199,469 ordinary shares, at a weighted average exercise price of $5.08 per share, were outstanding under our Plan.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 26, 2021 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our directors, executive officers and director nominees; and

•	all of our executive officers, directors and director nominees as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of February 26, 2021, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 23,000,782 ordinary shares outstanding as of February 26, 2021.

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

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders
M. Arkin Dermatology Ltd. (1)	14,432,266	62.75%

The Phoenix Holding Ltd. (2)	2,672,944	11.62%

Directors, director nominees and executive officers
Moshe Arkin (1)	14,518,266	63.12%
Alon Seri-Levy (3)	285,188	1.23%
Gilad Mamlok	*	*
Ofer Toledano	*	*
Ofra Levy-Hacham	*	*
Karine Neimann	*	*
Itzik Yosef	*	*
Dubi Zamir	*	*
Nissim Bilman	*	*
John Vieira	*	*
Itai Arkin	*	*
Ran Gottfried	*	*
Jerrold S. Gattegno	*	*
Shmuel Ben Zvi	*	*
Hani Lerman	*	*
Yaffa Krindel Sieradzki	*	*
Jonathan Siegel	*	*
All directors, director nominees and executive officers as a group (17 persons) (1)	15,292,379	64.49%

*	Less than 1%.

(1)
Based on the Schedule 13D/A filed with the SEC on April 20, 2020, Arkin Dermatology directly owns 14,432,266 ordinary shares. Mr. Moshe Arkin, the chairman of our board of directors, is the sole shareholder and sole director of Arkin Dermatology and may therefore be deemed to be the indirect beneficial owner of the ordinary shares owned directly by Arkin Dermatology. In addition, Mr. Moshe Arkin directly owns 86,000 ordinary shares.

(2)
Based on the Schedule 13G/A filed with the SEC on February 11, 2021, the ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd., or the Subsidiaries.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

(3)	Consists of options to purchase 285,188 ordinary shares exercisable within 60 days of February 26, 2021. The exercise price of these options ranges between $1.59 and $11.21 per share and the options expire between March 2025 and May 2028.

Record Holders

As of February 26, 2021, we had one holder of record of our ordinary shares in the United States, consisting of Cede & Co., the nominee of The Depository Trust Company. That shareholder held, in the aggregate, 10,811,084 ordinary shares, representing 47.0% of the outstanding ordinary shares as of February 26, 2021. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.           Related Party Transactions

Private Placement with Our Controlling Shareholder

On April 13, 2020, we closed a $5.0 million private placement with our controlling shareholder, Arkin Dermatology, which agreed to make this private investment concurrently with the February 2020  public offering. In the private placement, we issued to Arkin Dermatology 454,628 ordinary shares and warrants to purchase up to 363,702 ordinary shares at a combined price of $11.00 per ordinary share and accompanying warrant to purchase 0.80 of an ordinary share, which is the same price as the public offering price of the ordinary shares and accompanying warrants issued in the Company’s February 2020 public offering. The warrants issued to Arkin Dermatology have an initial exercise price of $14.00 per share, subject to certain adjustments, and will expire on February 19, 2023, which are on the same terms as the warrants issued in the February 2020  public offering.

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

B.          Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2020.

ITEM 9.          THE OFFER AND LISTING

A.          Offer and Listing Details

Our Ordinary Shares have been trading on The Nasdaq Global Market under the symbol “SLGL” since February 1, 2018. Prior to that date, there was no public trading market for our Ordinary Shares. Our initial public offering was priced at $12.00 per share on January 31, 2018.

On February 26, 2021, the last reported closing price of our Ordinary Shares on The Nasdaq Global Market was $8.90 per share.

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

Voting Rights

Quorum Requirements

Pursuant to our amended and restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. Under our amended and restated articles of association, the quorum required for general meetings of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding 33 1∕3% or more of the voting rights in the Company, which complies with the quorum requirements for general meetings under the Nasdaq Marketplace Rules. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our board of directors if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum, instead of 33 1∕3% of the issued share capital as required under the Nasdaq Marketplace Rules.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax at the rate of 23% in 2020. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

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

Real Gain derived by corporations will be generally subject to the corporate tax rate of 23% in 2020.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income —23% for corporations in 2020, and a marginal tax rate of up to 50% for individuals, including an excess tax.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source at a rate of 25% if the seller is an individual and at the corporate tax rate (23% in 2020) if the seller is a corporation. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 651,600 for 2020, linked to the annual change in the Israeli consumer price index, including, but not limited to income derived from, dividends, interest and capital gains.

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

U.S. Federal Income Tax Considerations with respect to the Company

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our ordinary shares or warrants. This discussion applies only to U.S. Holders that hold our ordinary shares or warrants as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or (the Code, and that have the U.S. dollar as their functional currency.

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

Starting in the first quarter of 2019, we began generating revenue under a collaboration agreement with Perrigo for the development of the generic version of Zovirax® (acyclovir) cream, 5%. We generated $8.7 in revenue under such agreement for our 2020 taxable year, but expect to generate substantially less in future years.  Though the application of the relevant rules governing the characterization of such revenue for purposes of the PFIC income test is uncertain, we intend to take the position that, based on our involvement and management contributions throughout the development process, such revenue is non-passive for PFIC purposes. As a result, assuming we continue to earn substantial revenue from such agreement as anticipated and based on the current and anticipated value and composition of our income and assets, we do not expect that we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or for foreseeable future years. However, there are substantial factual and legal ambiguities regarding the nature of the revenue and the application of the relevant PFIC rules, and thus, the determination that such revenue is non-passive is not without doubt, and alternative characterizations are possible.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, our PFIC status may depend in part on the market price of our ordinary shares, which may fluctuate significantly. In addition, there may be certain other ambiguities in applying the PFIC test to us. No rulings from the U.S. Internal Revenue Service, or the IRS, however, have been or will be sought with respect to our status as a PFIC. If the IRS were to assert that, contrary to our expectation, we are a PFIC in the current taxable year or a future year, there would be adverse tax consequences to investors, including those described below. Potential investors are strongly advised to consult their own advisors regarding the consequences to them if we were to be considered a PFIC.

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

If Israeli withholding taxes apply to any dividends paid to you with respect to our ordinary shares, subject to certain conditions and limitations, such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Instead of claiming a credit, you may elect to deduct such taxes in computing taxable income, subject to applicable limitations. If a refund of the tax withheld is available under the applicable laws of Israel or under the Israel-U.S. income tax treaty, or the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of a foreign tax credit in your particular circumstances, including the effects of the Treaty.

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

At present, our investments consist primarily of marketable securities and bank deposits. We may be exposed to market price risk because of investments in tradable securities, mainly corporate bonds, held by us and classified in our financial statements as financial assets at fair value through profit or loss. To manage the price risk arising from investments in tradable securities, we invest in marketable securities with high ratings and diversify our investment portfolio. Our investments may also be exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any.

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in NIS, accounting for almost half of our expenses in the year ended December 31, 2020, all of our financing has been in U.S. dollars and the vast majority of our liquid assets are held in U.S. dollars.  Furthermore, while we anticipate that a portion of our expenses, principally salaries and related personnel expenses in Israel, will continue to be denominated in NIS, we expect to incur an increasing amount of expenses in U.S. dollars as we progress in the development and the regulatory processes of our product candidates. Changes of 5% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 2% during the fiscal year ended on December 31, 2020. We also have expenses, although to a much lesser extent, in other non-U.S. dollar currencies, in particular the Euro.

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

All proceeds have been applied from our initial public offering on Nasdaq on February 5, 2018.

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

(b)            Management’s Annual Report on Internal Control over Financial Reporting

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.

(c)           Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)           Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2020	2019
	(U.S. dollars in thousands)
Audit Fees (1)	187	164
Tax (2)	29	37
Total	216	201

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

ITEM 16G.       CORPORATE GOVERNANCE

Nasdaq Stock Listing Rules and Home Country Practices

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we intend to file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we intend to submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our securities.

As a foreign private issuer, we are permitted to follow certain Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. Pursuant to the “foreign private issuer exemption”:

•
the quorum for any meeting of shareholders is two or more shareholders holding at least 33-1∕3% of our voting rights, which complies with Nasdaq requirements; however, if the meeting is adjourned for lack of quorum, the quorum for such adjourned meeting will be any number of shareholders, instead of 33-1∕3% of our voting rights;

•
we adopt and approve material changes to equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions. In addition, we intend to follow Israeli corporate governance practice in lieu of Nasdaq Marketplace Rule 5635(c), which requires shareholder approval prior to an issuance of securities in connection with equity based compensation of officers, directors, employees or consultants;

•
as opposed to making periodic reports to shareholders and proxy solicitation materials available to shareholders in the manner specified by the Nasdaq corporate governance rules, the Companies Law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. We only mail such reports to shareholders upon request; and

•
we follow Israeli corporate governance practice instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company).

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

Controlled Company

As a result of the number of shares owned by Arkin Dermatology, as of the date of this annual report, we are a “controlled company” under the Nasdaq corporate governance rules. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. Pursuant to the “controlled company” exemption, we are not required to, and may not in the future comply with the requirement that a majority of our board of directors consist of independent directors, and we are not required to, and do not intend to comply with the requirement that we have a nominating committee composed entirely of independent directors with a written charter addressing such committee’s purpose and responsibilities. A majority of our board of directors currently consists of independent directors. See “Item 6. Directors, Senior Management and Employees — C. Board Practices."

ITEM 16H.       MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.          FINANCIAL STATEMENTS

Not applicable.

ITEM 18.          FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.          EXHIBITS

See Exhibit Index on page [___].

EXHIBIT INDEX

The exhibits filed with or incorporated into this Registration Statement are listed in the index of exhibits below.

Exhibit Number	Exhibit Description

1.1
Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on January 23, 2018).

1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.1 of Form 6-K/A filed with the Securities and Exchange Commission on August 20, 2018).

2.1	Form of Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).

2.2	Description of Share Capital (incorporated by reference to Exhibit 2.2 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2020).

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

4.3	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).

4.4	2014 Share Incentive Plan (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2020).

4.5	Compensation Policy.

4.6	Registration Rights Agreement (incorporated by reference to Exhibit 99.2 of Form 6-K filed with the Securities and Exchange Commission on February 6, 2018).

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

4.15∞
 Lease Agreement by and between the Registrant and Rachel Zacks, dated as of November 12, 2019 (incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2020).

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

101
The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2020 formatted in XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

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

Date:  March 4, 2021

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Sol-Gel Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sol-Gel Technologies Ltd. and its subsidiary (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2(o) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 4, 2021	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2000.

Kesselman & Kesselman, 146 Derech Menachem Begin, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	December 31
	2019	2020
Assets
CURRENT ASSETS:
Cash and cash equivalents	$9,412	$7,122
Bank deposits	-	21,400
Marketable securities	40,966	21,652
Receivables from collaborative arrangements	4,120	2,153
Prepaid expenses and other current assets	1,293	1,074
TOTAL CURRENT ASSETS	55,791	53,401
NON-CURRENT ASSETS:
Restricted long-term deposits and cash	472	1,293
Property and equipment, net	2,314	1,817
Operating lease right-of-use assets	2,040	1,896
Funds in respect of employee rights upon retirement	684	754
TOTAL NON-CURRENT ASSETS	5,510	5,760
TOTAL ASSETS	$61,301	$59,161
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$1,710	$1,203
Other accounts payable	4,123	4,088
Current maturities of operating leases	672	673
TOTAL CURRENT LIABILITIES	6,505	5,964
LONG-TERM LIABILITIES:
Operating leases liabilities	1,373	1,299
Liability for employee rights upon retirement	958	1,049
TOTAL LONG-TERM LIABILITIES	2,331	2,348
COMMITMENTS
TOTAL LIABILITIES	8,836	8,312
SHAREHOLDERS' EQUITY:
Ordinary shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2019 and 2020, respectively; issued and outstanding: 20,402,800 and 23,000,782 as of December 31, 2019 and December 31, 2020, respectively	561	635
Additional paid-in capital	203,977	231,577
Accumulated deficit	(152,073)	(181,363)
TOTAL SHAREHOLDERS' EQUITY	52,465	50,849
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$61,301	$59,161

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2018	2019	2020

COLLABORATION REVENUES	$129	$22,904	$8,771
OPERATING EXPENSES
Research and Development	28,146	40,578	27,913
General and Administrative	5,504	8,276	11,091
TOTAL OPERATING LOSS	33,521	25,950	30,233
FINANCIAL INCOME, net	(1,318)	(1,374)	(943)
LOSS BEFORE INCOME TAXES	32,203	24,576	29,290
INCOME TAXES	-	33	-
LOSS FOR THE YEAR	$32,203	$24,609	$29,290
BASIC AND DILUTED LOSS PER ORDINARY SHARE	$1.80	$1.26	$1.30
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	17,867,589	19,534,562	22,574,688

The accompanying notes are an integral part of these consolidated financial statement.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2018	6,290,244	82	42,480	(95,261)	(52,699)
CHANGES DURING 2018:
Loss for the year				(32,203)	(32,203)
Stock split	*	66	(66)		-
Conversion of loans from the Controlling shareholder	5,444,825	160	65,178		65,338
Issuance of shares through an initial public offering, net of issuance costs	7,187,500	211	78,564		78,775
Exercise of options granted to employee	27,399	1	43		44
Share-based compensation			4,654		4,654
BALANCE AS OF DECEMBER 31, 2018	18,949,968	520	190,853	(127,464)	63,909
CHANGES DURING 2019:
Loss for the year				(24,609)	(24,609)
Vesting of restricted share units	15,332	*	*		-
Issuance of shares through public offering, net of issuance costs	1,437,500	41	10,572		10,613
Share-based compensation			2,552		2,552
BALANCE AS OF DECEMBER 31, 2019	20,402,800	561	203,977	(152,073)	52,465
CHANGES DURING 2020:
Loss for the year				(29,290)	(29,290)
Issuance of shares and warrants through public offering, net of issuance costs	2,091,907	61	21,245		21,306
Issuance of shares and warrants through private placement from the controlling shareholder	454,628	13	4,987		5,000
Vesting of restricted share units	23,000	*
Exercise of options	28,447	*	151		151
Share-based compensation			1,217		1,217
BALANCE AS OF DECEMBER 31, 2020	23,000,782	635	231,577	(181,363)	50,849

* Less than 1,000.

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2018	2019	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss	$(32,203)	$(24,609)	$(29,290)
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation	762	887	946
Changes in accrued liability for employee rights upon retirement	106	38	21
Share-based compensation expenses	4,654	2,552	1,217
Net changes in operating leases	-	5	71
Changes in fair value of marketable securities	29	65	138
Finance expenses, net	(34)	50	12
Changes in operating asset and liabilities:
Receivables from collaborative arrangements	-	(4,120)	1,967
Prepaid expenses and other current assets	(1,463)	1,694	219
Accounts payable, accrued expenses and other	3,029	938	(542)
Long term receivables	1,653	-	-
Net cash used in operating activities	(23,467)	(22,500)	(25,241)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,052)	(597)	(449)
Bank deposits	3,000	1,000	(21,400)
Restricted long-term deposits	8	(10)	(21)
Investments in marketable securities	(71,783)	(38,702)	(32,322)
Proceeds from sales and maturity of marketable securities	15,092	54,333	51,498
Net cash provided by (used in) investing activities	(54,735)	16,024	(2,694)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options granted to employees	44	-	151
Proceeds from issuance of shares and warrants through public offering, net of issuance costs	78,775	10,613	21,306
Net proceeds from issuance of shares and warrants to the controlling shareholder through private placement			5,000
Net cash provided by financing activities	78,819	10,613	26,457
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	34	(50)	(12)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	651	4,087	(1,490)
CASH AND CASH EQUIVALENTS AND RESRICTED CASH AT BEGINNING OF THE YEAR	5,024	5,675	9,762
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR	$5,675	$9,762	$8,272

Cash and Cash equivalents	5,325	9,412	7,122
Restricted cash	350	350	1,150
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	$5,675	$9,762	$8,272

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:

Recognition of new operating lease ROU and liabilities	$-	$1,329	$378
Conversion of loans from the controlling shareholder	$65,338	$-	$-
SUPPLEMENTARY INFORMATION:
Income taxes paid	$-	$-	$7
Interest received	$1,477	$1,600	$770

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 — NATURE OF OPERATIONS

Sol-Gel Technologies Ltd. (collectively with its subsidiary, the Company) is an Israeli Company incorporated in  1997.

The Company is a clinical stage specialty pharmaceutical company focused on developing and commercializing topical dermatological drug products. The Company’s lead product candidates are based upon its proprietary microencapsulation delivery system, consisting of microcapsules made of precipitated silica. The most advanced investigational drugs in the Company's product pipeline are: (i) Twyneo®, which is developed for the treatment of acne vulgaris. The New Drug Application ("NDA") for Twyneo® was accepted by the U.S. Food and Drug Administration (the “FDA”), which assigned a Prescription Drug User Fee Act ("PDUFA") goal date of August 1, 2021; and (ii) Epsolay®, a potential treatment for subtype II rosacea. The NDA for Epsolay® was accepted by the FDA, which assigned a PDUFA goal date of April 26, 2021. In addition to the novel product candidates, the Company’s products include the generic product Acyclovir and other generic product candidates.

The Company has a wholly owned U.S. subsidiary - Sol-Gel Technologies Inc. (the "Subsidiary"). The Subsidiary supports the Company with regard to marketing, regulatory affairs and business development relating to its products and technology in the U.S.

Since incorporation through December 31, 2020, the Company has an accumulated deficit of approximately $181,363 thousand and its activities have been funded mainly by its shareholders and collaboration revenues. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations and in order to continue its future operations, the Company will need to obtain additional funding until becoming profitable.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 - NATURE OF OPERATIONS (continued)

Management is considering raising additional funding from different sources, such as corporate collaborations, licensing of its branded products or similar arrangements, public or private equity offerings and/or debt financings, and/or selling shares under the Company's Open Market Sale Agreement with Jefferies LLC. Management expects that the Company's cash and cash equivalents, deposits and marketable securities as of December 31, 2020 will allow the Company to fund its operating plan through at least the next 12 months from the financial statement issuance date.

In December 2019, COVID-19 was identified in Wuhan, China. This virus continues to spread globally and, as of December 2020, has spread to over 50 countries, including the United States and Israel. The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic.

As of December 31, 2020, the main impact on the Company's operations resulting from COVID-19 was the decline in revenues of Acyclovir in the second quarter.  Management believes that such decline was mainly attributed to travel restrictions and stay-at-home-orders.

The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company's business, results of operations and financial condition, including revenues from collaboration arrangements, expenses, reserves and allowances, manufacturing, supply, regulatory approvals, clinical trials, commercial launch of branded and generic product candidates,  research and development costs and employee-related amounts, will depend on future developments that are highly uncertain and cannot be predicted. The Company continues to monitor and assess new information related to the COVID-19 pandemic, the actions taken to contain or treat COVID-19, as well as the economic impact on the different markets.

Furthermore, the estimation process required to prepare the Company’s consolidated financial statements requires assumptions to be made about future events and conditions and the impact of COVID-19 on its financial results, and while management believes such assumptions are reasonable, they are inherently subjective and uncertain. The Company’s actual results could differ materially from those estimates.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

a.	Use of estimates in the preparation of financial statements

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

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to the fair value of share-based compensation and the incremental borrowing rate for leases.

b.	Functional and presentation currency

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

c.	Cash and cash equivalents

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

d.
Bank deposits

Bank deposits with original maturity dates of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an average annual rate of approximately 0.71%-1.87% in 2020. Interest accrued on bank deposits was recorded as interest receivable as part of "Prepaid expenses and other current assets" in the company’s balance sheet.

        Bank deposits with maturity of more than one year are considered long-term.

e.	Marketable securities

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

f.
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

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

As of December 31, 2020, the Company has $1,150 on the Company’s bank account that is restricted in order to secure the hedging transactions. This amount is presented among Restricted long-term deposits and cash.

g.	Trade receivables:

Trade receivables are initially recognized at the transaction price and subsequently measured at amortized cost less any allowance for expected credit losses.

 Starting from January 1, 2020, the Company applies ASU 2016-13 “Financial Instruments Credit Losses Measurement of Credit Losses on Financial Instruments” (“the Standard”).

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

For the three years ended December 31, 2020, the Company did not recognize an impairment loss for its long-lived assets.

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

On January 1, 2019 the Company adopted ASU 2018-07 (Topic 718) that expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. Under the provision of the amendment, the Company measures share-based compensation to non-employees in the same manner (except for certain exceptions) as share-based compensation to employees.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. The Company outsources its clinical trial activities utilizing external entities such as clinical research organizations, independent clinical investigators, and other third-party service providers to assist the Company with the execution of its clinical trials. Clinical trial costs are expensed as incurred.

l.	Revenue recognition

The Company applies ASC 606, Revenue from Contracts with Customers. According to the standard, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied.

An entity only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer, after considering any price concession expected to be provided to the customer, when applicable. At contract inception, the entity assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The entity then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current.

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Leases

As of January 1, 2019, the Company adopted ASU No. 2016-02, “Leases (Topic 842)". The Company adopted the standard using the modified retrospective approach with an effective date as of the beginning of the Company's fiscal year, January 1, 2019. The Company elected the package of transition provisions available for expired or existing contracts, which allowed it to carryforward its historical assessments of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs.

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

Upon adoption, the standard resulted in an increase of $1,200 in operating lease ROU assets and corresponding liabilities on the Company’s consolidated balance sheet and did not have a material impact on the Company’s consolidated statements of operations or consolidated statements of cash flows.  See also note 6b.

o.	Loss per share

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding stock options, restricted shares and warrants, which are included under the treasury stock method when dilutive. The calculation of diluted loss per share does not include 1,119,310, 1,260,984 and 3,271,507 options, restricted shares and warrants for the years ended December 31, 2018, 2019 and 2020, respectively, because their effect would be anti-dilutive.

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

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

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

The carrying amount of the cash and cash equivalents, bank deposits, restricted cash, receivables from collaborative arrangements, restricted long-term deposits, accrued expenses (under other account payable), operating leases liabilities and other liabilities approximates their fair value.

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

r.	Newly issued and recently adopted accounting pronouncements

Recently adopted accounting pronouncements:

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments Credit Losses Measurement of Credit Losses on Financial Instruments”. This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance became effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. This guidance did not have significant impact on the Company’s financial statements.

NOTE 3 — MARKETABLE SECURITIES

The following table sets forth the Company’s marketable securities for the indicated period:

	December 31,
	2019	2020
Level 2 securities:
U.S government and agency bonds	$2,499	$4,192
Canada government bonds	999	-
Other foreign government bonds	3,521	2,006
Corporate bonds*	33,947	15,454
Total	$40,966	$21,652

* Investments in Corporate bonds rated A or higher.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 — MARKETABLE SECURITIES (continued):

The Company’s debt securities are classified within Level 2 because it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value.

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the years ended December 31, 2019 and 2020:

	December 31,
	2019	2020
Balance at beginning of the year	$56,662	$40,966
Additions	38,702	32,322
Sale or maturity	(54,333)	(51,498)
Changes in fair value during the year	(65)	(138)
Balance at end of the year	$40,966	$21,652

As of December 31, 2020, the Company’s debt securities had the following maturity dates:

Market value
December 31,
2020
Due within one year	21,652
1 to 2 years	-
Total	21,652

NOTE 4 — PROPERTY AND EQUIPMENT

	December 31
	2019	2020
Cost:
Laboratory equipment	$3,242	$3,644
Office equipment and furniture	265	265
Computers and software	490	530
Leasehold improvements	1,946	1,953
	5,943	6,392
Less:
Accumulated depreciation and amortization	(3,629)	(4,575)
Property and equipment, net	$2,314	$1,817

Depreciation and amortization expense totaled $762, $887 and 946$ for the years ended December 31, 2018, 2019 and 2020, respectively.

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

NOTE 5 — EMPLOYEE SEVERANCE BENEFITS (continued):

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

The amounts of severance payment expenses were $431, $402 and $428 for the years ended December 31, 2018, 2019 and 2020, respectively, of which $292, $363 and $408 in the years ended December 2018, 2019 and 2020, respectively, were in respect of the Contribution Plan.

The Company expects to contribute approximately $408 in the year ending December 31, 2021 to insurance companies in connection with its expected severance liabilities for that year.

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

Up to December 31, 2020, the Company had recognized and received grants from the IIA in the aggregate amount of $1,431 (no grants were received in the last three years.). Through December 31, 2020, the Company recorded an accumulated royalty expense of $2,086 as royalties to the IIA with respect to revenue recognized through December 31, 2020 ($32, $32 and $25 were recorded in 2018, 2019 and 2020 accordingly, as an expense in the consolidated statements of operations).

The Company did not receive any grants from the IIA for the years ended December 31, 2018, 2019 and 2020.

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — COMMITMENTS (continued):

According to the agreements, the Company received from Yissum an exclusive and a non-exclusive license for the commercialization of certain Yissum patents. According to the agreements the Company shall pay Yissum:

Royalties of 1.5% of net sales related to certain patents.

i.	1.5% – 8% of proceeds received by the Company for the sub-license or license of certain patents.

Royalty expenses in immaterial amounts were recorded in 2018, 2019 and 2020 in respect of these agreements

According to the agreements, the Company may continue commercial use of certain Yissum’s patents in connection with the products and subject to the obligation to pay Yissum the royalties and the sub-license fees.

The Company granted rights to a third party for use and commercialization of certain Yissum patents.

b.	Lease Agreements

The Company leases offices and vehicles under operating leases. For leases with terms greater than 12 months, the Company records right of use assets and lease liabilities at the present value of lease payments over the leases term.

Offices
The Company leases office spaces and research and development facilities under several agreements. These agreements are linked to the change in the Israeli consumer price index and expire in December 2023. These agreements are considered as operating leases and presented under operating lease right-of-use assets and operating leases liabilities. A restricted deposit of $143 has been made in order to secure the agreement.

Vehicles
The Company has entered into operating lease agreements for vehicles used by its employees for a period of 3 years. These contracts are considered as operating leases and presented under operating lease right-of-use assets and operating leases liabilities.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — COMMITMENTS (continued):

Lease Position

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheet:

	As of December 31,
	2019	2020
Assets
Operating Leases
Operating lease right-of-use assets	$2,040	$1,896

Liabilities
Current liabilities
Current maturities of operating leases	$672	$673
Long-term liabilities
Non-current operating leases	$1,373	$1,299

Weighted Average Remaining Lease Term
Operating leases	1.66	1.29

Weighted Average Discount Rate
Operating leases	7.44%	6.25%

Lease Costs

The table below present certain information related to lease costs of operating leases the year ended December 31, 2020:

	Year Ended December 31,
	2019	2020

Operating lease cost:	$643	$685

The table below presents supplemental cash flow information related to leases for the year ended December 31, 2020:

	Year Ended December 31,
	2019	2020
Cash paid for amounts included in the measurement of leases liabilities:
Operating cash flows from operating leases	$807	$735

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — COMMITMENTS (continued):

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheet:

Operating Leases
For the year ended December 31, 2020
2021	$778
2022	714
2023	648
Total minimum lease payments	2,140

Less: amount of lease payments representing interest	(168)
Present value of future minimum lease payments	1,972
Less: Current maturities of operating leases	673
Long-term operating leases liabilities	1,299
$1,972

c.
In June 2008, the Company entered into a Master Clinical Trial Services Agreement with a third party, which was later amended in April 2017, to retain its services as a clinical research organization for certain product candidate subject to task work orders to be issued by the Company. During 2018, the Company entered into six additional task orders. As consideration for its services the Company will pay a total amount of approximately $14,425 during the term of the engagement and based on achievement of certain milestones, out of which $14,354 were recognized as an expense until December 31, 2020.

d.
In 2016 through 2020, the Company entered into twelve collaboration agreements with two third parties for the development, manufacturing and commercialization of ten product candidates (including an agreement assumed by the Company in August 2018, following the transfer of an in-process research and development product candidate from a related party). See detailed information in note 7b.

e.
In October 2017, the Company entered into a Clinical Development Master Services Agreement with a third party, to retain it as clinical research organization for certain product candidate, subject to task work orders to be issued by the Company. As consideration for its services the Company will pay a total amount of approximately $13,955 during the term of the engagement and based on achievement of certain milestones, out of which $13,801 were recognized as an expense until December 31, 2020.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — COMMITMENTS (continued):

f.
In July 2018, the Company signed on a Master Services Agreement to receive certain clinical research services for certain product candidate subject to task work orders to be issued by the Company. As consideration for the services in the first work order the Company will pay a total amount of approximately $2,234 during the term of the engagement and based on achievement of certain milestones, out of which $2,099 were recognized as an expense until December 31, 2020.

NOTE 7 — COLLABORATION AGREEMENTS

a.
In 2007, the Company granted rights to a third party for use and commercialization of a product for skin protection. Under this agreement, the Company is entitled to royalties during the years 2016 to 2024. Based on current sales, royalties are not material.

b.
In 2016 through 2020, the Company entered into several collaboration agreements with two third parties for the development, manufacturing and commercialization of several generic product candidates. Under the agreements, the third parties are obligated to conduct regulatory, scientific, clinical and technical activities necessary to develop the product and prepare and file ANDA, with the FDA and gain regulatory approval. The Company participates in the development of the product candidates, including participation in joint steering committees and is obligated for sourcing the active pharmaceutical ingredient (API) during the development phase.

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

As of December 31, 2020, the Company decided not to pursue one of the agreements with one of the third parties collaborators.

In February 2019, the Company announced that a third party has received final approval from the FDA for the first generic version of a drug product.  During the years ended December 31, 2019 and 2020, the Company recognized collaboration revenues related to sales of products in the U.S. under this agreement in the amounts of $22,775 and $8,673, respectively.

This Agreement is considered to be within the scope of ASC 808, as the parties are active participants and exposed to the risks and rewards of the collaborative activity.

The Company recognizes collaboration revenues when the related sales occur.

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

NOTE 8 — SHARE CAPITAL (continued):

2)
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

3)
In January 2018, the Company completed an Initial Public Offering ("IPO") on the NASDAQ Stock Market, in which it issued 6,250,000 Ordinary shares at a price per share of $12. During February 2018 the underwriters exercised their green shoe option and purchased additional 937,500 ordinary shares at the same price per share. The total proceeds received from the IPO, net of issuance costs, were $78,775.

Immediately prior to the closing of the IPO, the outstanding promissory note received from its current controlling shareholder (the "Controlling Shareholder") were automatically converted into 5,444,825 Ordinary shares of the Company based on the IPO price of $12 per ordinary share.

4)
On August 12, 2019, the Company completed an underwritten follow-on public offering, in which it issued 1,437,500 ordinary shares, including the full exercise by the underwriters of their option to purchase 187,500 additional ordinary shares, at a public offering price of $8.00 per ordinary share.
The total proceeds received from the offering, net of issuance costs, were approximately $10,613.

5)
On February 19, 2020, the Company completed an underwritten public offering, in which it issued 2,091,907 ordinary shares and 2,091,907 warrants to purchase up to 1,673,525 ordinary shares, at a public offering price of $11.00 per ordinary shares. The warrants are exercisable over a three-years period from the date of issuance at a per share exercise price of $14, subject to certain adjustments as defined in the agreement. The total proceeds received from the offering, net of issuance costs, were approximately $21,306.

In addition and in parallel to the public offering, the Company signed an agreement for a private placement with its controlling shareholder for an additional investment of approximately $5,000 in consideration of 454,628 ordinary shares and 454,628 warrants to purchase up to 363,702 ordinary shares, at the same terms of the underwritten public offering mentioned above. The private placement agreement was contingent on certain conditions and was approved by the company’s shareholders on April 8, 2020.  The total proceeds of $5,000 were received in April 2020.

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

NOTE 8 — SHARE CAPITAL (continued):

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

In December 2019, the Company’s Board of Directors approved an increase of the ordinary shares that may be issued under the Company’s Plan by reserving an additional amount of 912,230 ordinary shares.

As of December 31, 2020, 949,415 ordinary shares remain available for future grants under the Plan.

2)	Options grants

a.	Option granted to employees and directors

i.	In January 2019, the Company granted a total of 80,000 options to an executive officer to purchase ordinary shares at an exercise price of $5.95 per share.

ii.	In May 2019, the Company granted a total of 9,000 options to several employees to purchase ordinary shares at an exercise price of $7.32 per share.

iii.	In December 2019, the Company granted a total of 6,300 options to several employees to purchase ordinary shares at an exercise price of $8.32 per share.

The options vest over a period of 4 years; 25% of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

The fair value of options granted to employees and directors in 2018 and 2019 were $878 and $485 respectively. The underlying data used for computing the fair value of the options are as follows:

	2018	2019
Value of one ordinary share	$6.24-$10.40	$6.08-$8.59
Dividend yield	0%	0%
Expected volatility	70.43%-73.35%	74.87%-77.83%
Risk-free interest rate	2.67%-2.83%	1.82%-2.75%
Expected term	5.50-7 years	6.11 years

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 — SHARE CAPITAL (continued)

The total unrecognized compensation cost of employee options at December 31, 2020 is $271, which is expected to be recognized over a period of 2.96 years.

The following table summarizes the number of options granted to employees under the Plan for the years ended December 31, 2019 and 2020, and related information:

	Year ended December 31
	2019			2020
	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
Options outstanding at the beginning of the year	938,090	$4.47	7.89	1,031,591	$4.74	7.25
Granted	95,300	$6.24	9.17	-	-	-
Exercised	-	-	-	(28,447)	$5.27	-
Expired	(563)	$5.57	-	-	-	-
Forfeited	(1,238)	$5.57	-	(2,250)	$7.77	-
Options outstanding at the end of the year	1,031,591	$4.74	7.25	1,000,894	$4.63	6.05
Options exercisable at the end of the year	683,979	$3.60	6.56	900,687	$4.08	5.67

b.	Option granted to non-employees

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

The fair value of options granted to non-employees in 2018 was $648. The underlying data used for computing the fair value of the options are as follows:

2018
Value of one ordinary share	$ 10.40
Dividend yield	0%
Expected volatility	79.07%
Risk-free interest rate	2.86%
Expected term	10 years

The total unrecognized compensation cost of non-employees' options at December 31, 2020 is $25, which is expected to be recognized over a period of 1.23 years.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 — SHARE CAPITAL (continued)

The following table summarizes the number of options granted to non-employees under the Plan for the year ended December 31, 2019 and 2020, and related information:

	Year ended December 31
	2019			2020
	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
Options outstanding at the beginning of the year	198,575	$7.48	8.81	198,575	$7.48	7.84
Granted	-	-	-	-	-	-
Options outstanding at the end of the year	198,575	$7.48	7.84	198,575	$7.70	6.84
Options exercisable at the end of the year	96,588	$6.97	7.78	137,771	7.34	6.8

c.	The aggregate intrinsic value of the total outstanding and of total exercisable options as of December 31, 2020 is approximately $482 and $413, respectively.

d.
Restricted Share Units (RSUs) granted to Directors

In February 2018 and September 2018, the board of directors approved and recommended the Company shareholders to approve a total grant of 46,000 and 11,500 RSUs, respectively, to its independent and external directors that vest annually in equal portions over a three-year period. The fair value of shares as of the date of grant was $495 and $105 respectively. As of December 31, 2020, 38,332 RSUs were vested.

e.	The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2018	2019	2020
Research and development expenses	$2,708	$1,028	$431
General and administrative expenses	$1,946	$1,524	$786
	$4,654	$2,552	$1,217

SOL-GEL TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 — TAXES ON INCOME

a.	Tax rates in Israel

The Company is taxed in accordance with Israeli tax laws. The corporate tax rates applicable to 2018, 2019 and 2020 is 23%. Capital gain is subject to capital gain tax according to the corporate tax rate in the year the assets are sold.

b.	Tax rates for the U.S Subsidiary

The subsidiary is taxed according to U.S. tax laws. The Company’s income is taxed in the United States at the federal rate of 21%.

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

The period of tax benefits, as described above, is limited to 12 years from the beginning of the Benefited Enterprise election year (2012). As of December 31, 2020, the period of benefits has not yet commenced.

In the event of distribution of cash dividends from income, which was tax exempt as above, the amount distributed will be subject to the tax rate it was exempted from. The Company is entitled to claim accelerated depreciation in respect of equipment used by the approved enterprises during five tax years.

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

As of December 31, 2020, the Company’s management decided not to adopt the application of the Amendment.

There is no assurance that future taxable income of the Company will qualify as Benefited or Preferred income or that the benefits described above will be available to the Company in the future.

d.	Tax assessments

Tax assessments filed by the Company through the year 2015 are considered to be final.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 — TAXES ON INCOME (continued)

e.	Losses for tax purposes carried forward to future years

As of December 31, 2020, the Company had approximately $151.4 million of net carry forward tax losses which are available to reduce future taxable income with no limited period of use.

f.	Deferred income taxes:

	December, 31
	2019	2020
In respect of:
Net operating loss carry forward	$25,879	$34,835
Research and development expenses	7,842	7,133
Other	1,226	1,085
Less – valuation allowance	(34,947)	(43,053)
Net deferred tax assets	$—	$—

g.	Reconciliation of theoretical tax expenses to actual expenses

Actual tax expenses are in respect of the U.S. subsidiary. The primary reconciling items between the statutory tax rate of the Company and the effective rate are the full valuation allowance of deferred tax assets and nondeductible expenses in relation to the operations in Israel.

h.	Roll forward of valuation allowance

Balance at January 1, 2018	$21,982
Additions	4,184
Balance at December 31, 2018	$26,166
Additions	8,781
Balance at December 31, 2019	$34,947
Additions	8,106
Balance at December 31, 2020	$43,053

i.	Provision for uncertain tax positions

As of December 31, 2019, and 2020, the Company does not have a provision for uncertain tax positions.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 —   SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

Other accounts payables and accruals

	December, 31
	2019	2020

Accrued expenses	$3,249	$3,250
Employees payables	841	812
Other	33	26
	$4,123	$4,088

NOTE 11 — RELATED PARTIES

a.	Related parties include the Controlling Shareholder and companies under his control, the Board of Directors and the Executive Officers of the Company.

b.	As to options and restricted shares granted to directors and executive officers, see note 8b.

c.	As to issuance of shares and warranted to the controlling shareholder in a private placement for a total consideration of $5,000, see note 8a (4).