Form 20-F
period 2021-12-31
Sol-Gel Technologies Ltd.
filed 2022-04-04
CIK 1684693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,126,804 Ordinary Shares, par value NIS 0.1 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐ No ☒

INTRODUCTION
All references to “Sol-Gel,” “Sol-Gel Technologies,” “we,” “us,” “our,” “the Company” and similar designations refer to Sol-Gel Technologies Ltd. The terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 3.11, NIS 3.215 and NIS 3.456 to $1.00, based on the exchange rates reported by the Bank of Israel on December 31, 2021, December 31, 2020 and December 31, 2019, respectively.
All references to the term “Twyneo® “ refers to our novel, once-daily, non-antibiotic topical cream that has been approved by the Food and Drug Administration for the treatment of acne vulgaris, or acne.  All references to the term “Epsolay®” refers to a novel, once-daily investigational  topical cream containing encapsulated benzoyl peroxide that we are developing for the treatment of papulopustular (subtype II) rosacea; “SGT-210” refers to SGT-210 (erlotinib), under investigation for the treatment of keratoderma; “erlotinib” refers to an epidermal growth factor receptor inhibitor; “SGT-310” refers to SGT-310 (tapinarof), an investigational aryl hydrocarbon receptor agonist; “SGT-510” refers to SGT-510 (roflumilast and agent A); and “roflumilast” refers to an investigational phosphodiesterase 4 inhibitor. SGT-210, SGT-310 and SGT-510 are each a potential treatment of various pharmaceutical indications. All references to the term “investigational product candidates” include Epsolay® SGT-210,  SGT-310 and SGT-510.  All references to the terms "generic product candidates" include two generic programs related to four generic drug candidates developed in collaboration with Padagis Israel Pharmaceuticals Ltd ("Padagis"). All references to the term “product candidates” include both investigational product candidates and generic product candidates.
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

We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when these statements are made or our management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:
•
the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives;

•	our ability to complete the development of our investigational product candidates;

•	our dependance on the success of Galderma Holding SA (“Galderma”) in commercializing Twyneo® and Epsolay®;

•	the right of Galderma to terminate the collaboration agreement with respect to Epsolay®, if Epsolay® is not approved for marketing by the FDA, by March 31, 2022;

•	our ability to find suitable co-development, contract manufacturing and marketing partners;

•
our ability to obtain and maintain regulatory approvals for our investigational product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our investigational product candidates even if regulatory approval is obtained;

•	our ability to commercialize and launch our pharmaceutical investigational product candidates;

•	our ability to obtain and maintain adequate protection of our intellectual property;

•	our ability to manufacture our investigational product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

•	acceptance of Twyneo®, Epsolay® and our other investigational product candidates by healthcare professionals and patients;

•	the possibility that we may face third-party claims of intellectual property infringement;

•	the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products;

•
intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

•	potential product liability claims;

•	potential adverse federal, state and local government regulation in the United States, Europe or Israel;

•	the impact of ongoing pandemics such as Novel Coronavirus Disease 2019, or COVID-19, on our business and financial condition; and

•	loss or retirement of key executives and research scientists.

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

Not applicable.
B.           Capitalization and Indebtedness
Not applicable.
C.           Reasons for the Offer and Use of Proceeds
Not applicable.
D.           Risk Factors
You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this annual report, including our financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares, or the “Ordinary Shares. The risks and uncertainties described below in this annual report on Form/ 20-F for the year ended December 31, 2021 are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your investment.
Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk factors” section in full.

•	We are a dermatology company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

•	We have a limited operating history in the dermatological prescription drug space which may make it difficult to evaluate the success of our business to date and to assess our future viability.

•
We may need substantial additional funding to pursue our business objectives. If we are unable to raise capital when needed, we could be forced to curtail our planned operations and the pursuit of our growth strategy. If we are successful in raising additional capital, this may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or investigational product candidates.

•	We are largely dependent on the success of Twyneo®, Epsolay® and our other investigational product candidates for the treatment of topical dermatological conditions.

•
We are dependent on the success of Galderma in commercializing Twyneo® and Epsolay® in the U.S.. If Galderma is not successful in its commercialization efforts in the U.S. or does not perform as expected, our business may be substantially harmed.

•	Galderma has the right to terminate our collaboration agreement with respect to Epsolay®, if we do not receive marketing approval from the FDA, by March 31, 2022.

•
We currently have limited marketing capabilities, and are dependent on the success of Galderma in commercializing Twyneo® and Epsolay® in the U.S.. If we are unable to establish adequate sales and marketing capabilities through third parties for Twyneo® and Epsolay® outside of the U.S. or for our other investigational product candidates, we may be required to establish sales and marketing capabilities on our own, or we may be unable to successfully commercialize such products if approved by the FDA or generate product revenues.

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

•
The regulatory approval processes of the from the U.S. Food and Drug Administration, or FDA, and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

•
Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon investigational product candidates, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any, such as the risk of product liability claims.

•
Twyneo® Epsolay® and our other product candidates, even if they receive regulatory approval, may fail to achieve the broad degree of physician adoption and market acceptance necessary for commercial success.

•
Twyneo® Epsolay® and, our other  product candidates, will face significant competition and our failure to compete effectively may prevent us and our commercial partners from achieving significant market penetration and expansion.

•
The ongoing COVID-19 pandemic may adversely affect our development timeline, the availability of our contract manufacturers, of utensils, raw materials and human resources and patients for clinical trials and as a result may adversely affect our business, revenues, results of operations and financial condition.

•
Any collaborative arrangements that we have (including our agreement with Galderma) or may establish in the future may not be successful or we may otherwise not realize the anticipated benefits from these collaborations.

•
We and our partners rely on third parties and consultants to assist us in conducting our clinical trials. If these third parties or consultants do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•
The manufacture of pharmaceutical products is complex, and manufacturers often encounter difficulties in production. If we, our partners, or any of our third-party manufacturers encounter any difficulties, our ability to provide product candidates for clinical trials or our product candidates to patients, once approved, and the development or commercialization of our product candidates could be delayed or stopped.

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

Risks Related to Our Business and Industry
We are a dermatology company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.
We are a dermatology company with a limited operating history. We have incurred net losses since our formation in 1997. In particular, we incurred net losses of $24.6 million in 2019, $29.3 million in 2020 and a profit of $3.2 million in 2021. As of December 31, 2021, we had an accumulated deficit of $178.1 million. Our losses have resulted principally from expenses incurred in research and development of Twyneo® and our investigational product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur net losses for the foreseeable future as we continue to invest in research and development and seek to obtain regulatory approval and commercialization of our investigational product candidates. The extent of our future operating losses and the timing of generating revenues and becoming profitable are highly uncertain, and we may never achieve or sustain profitability. We anticipate that our expenses will increase substantially as we:
•	conduct Phase I clinical studies of SGT-210 and SGT-310, and continue the research and development of SGT-210, SGT-310, and SGT-510 and other future investigational product candidates;

•	seek regulatory approvals for any product candidate that successfully completes clinical development;

•	establish commercial manufacturing capabilities through one or more contract manufacturing organizations to commercialize our products;

•	continue the development, bioequivalence and other studies required for abbreviated new drug application, or ANDA, submissions for our product candidates;

•	seek to enhance our technology platform;

•	maintain, expand and protect our intellectual property portfolio;

•	seek new drug candidates and expand our disease portfolio;

•	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development; and

•	experience any delays or encounter any issues with any of the above, including but not limited to failed studies, complex results, safety issues or other regulatory challenges.

We have financed our operations primarily through public offerings in the U.S., private placements of equity securities and investments and loans from our controlling shareholder. To date, we have devoted a significant portion of our financial resources and efforts to developing Twyneo®, Epsolay® and generic product candidates which include a generic product, the rights to which we have since sold, and developing our other investigational product candidates. Although we have received approval of from FDA with respect to our marketing applications for Twyneo® and are anticipating a decision from the FDA with respect to our marketing application for Epsolay® in 2022,  to become and remain profitable, we must succeed in developing and eventually commercializing product candidates that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing pre-clinical studies and clinical trials for our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing manufacturing and marketing capabilities and ultimately selling any product candidates for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability.
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
Conducting pre-clinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales of our product candidates. We expect to continue to incur significant expenses and operating losses over the next several years as we seek marketing approval for Epsolay®, conduct Phase I clinical studies of SGT-210 and SGT-310, and advance SGT-210, SGT-310, SGT-510, and our other investigational product candidates. In addition, Twyneo® and, if approved by the FDA, Epsolay®, and our other product candidates, may not achieve commercial success. Substantial revenue, if any, will be derived from sales of Twyneo® and if approved, Epsolay®, and our other product candidates. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:
•	the timing and success for obtaining marketing approval for Epsolay®;

•	the progress and results of our development activities for SGT-210, SGT-310 and SGT-510;

•	the scope, progress, results and costs of development, laboratory testing and clinical trials for our generic product candidates;

•	the cost of manufacturing clinical supplies and exhibition batches of our investigational product candidates;

•	the costs, timing and outcome of regulatory reviews of any of our product candidates;

•	the timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•
the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims by third parties that we are infringing upon their intellectual property rights;

•	the amount of revenue, if any, received from commercial sales of Twyneo®, Epsolay ® and our other product candidates for which we receive marketing approval; and

•
the extent to which we acquire or invest in businesses, product candidates and technologies, including entering into licensing or collaboration arrangements for any of our investigational product candidates.

In order to continue our future operations, we will need to raise additional capital until becoming profitable.  If we are unable to raise sufficient additional capital, we could be forced to curtail our planned operations and the pursuit of our growth strategy.

We are largely dependent on the success of Twyneo®, Epsolay ® and our other  product candidates for the treatment of topical dermatological conditions.
We have invested a majority of our efforts and financial resources in the research and development of Twyneo® for the treatment of acne and Epsolay® for the treatment of papulopustular (subtype II) rosacea. In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo®, and, if approved by the FDA, Epsolay®.  The success of our business depends largely on Galderma's success in commercializing Twyneo® and Epsolay® and our ability to fund, execute and complete the development of, obtain regulatory approval for and successfully commercialize our investigational product candidates in the United States in a timely manner.
If we do not receive FDA approval for the marketing of Epsolay® by March 31, 2022, Galderma has the right to terminate our license agreement with respect to the Epsolay® product.
In June 2021, we entered into a five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Epsolay®, subject to the approval of Epsolay® by the FDA. Pursuant to the terms of the license agreement, if Epsolay® does not receive marketing approval by the FDA by March 31, 2022, Galderma may, in its sole discretion, terminate such agreement immediately upon delivery of written notice to us no later than thirty (30) days after such date. If Eposlay® does not receive regulatory approval by such date, and Galderma elects to terminate the licesne agreement, we will be required to either locate an alternative commercial partner, or to commercialize Epsolay® on our own through the establishment of commercialization resources which we do not currently have. Either alternative will be costly and time consuming, and may have a material adverse impact on our business.

Other than for Twyneo®, we have not obtained regulatory approval for most of our product candidates in the United States or any other country.
Other than for Twyneo® and one generic product the rights to which we have since sold and for which our collaborator received final FDA approval in February 2019, we do not currently have any product candidates, that have obtained regulatory approval for sale in the United States or any other country, and we cannot guarantee that our product candidates will ever obtain such approvals. Our business is substantially dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize product candidates in a timely manner. We or our partners cannot commercialize our product candidates in the United States without first obtaining regulatory approval to market each product candidate from the FDA. Similarly, we or our partners cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities.
Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we or our partners must demonstrate in pre-clinical studies and well-controlled clinical trials that the product candidate is safe and effective for use for its target indication and that the related manufacturing facilities, processes and controls are adequate. In the United States, we or our partners are required to submit and obtain the FDA’s approval of a new drug application, or NDA, before marketing our product candidates. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and efficacy for each desired indication and, when subject to the requirements of section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FDCA, we or our partners may rely in part on published scientific literature and/or the FDA’s prior findings of safety and efficacy in its approvals of similar products. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product candidate. The FDA will also inspect our or our partners manufacturing facilities to ensure that the facilities can manufacture each product candidate that is the subject of an NDA, in compliance with current good manufacturing practice, or cGMP requirements, and may inspect our or our partners clinical trial sites to ensure that the clinical trials conducted at the inspected site were performed in accordance with good clinical practices, or GCP, and our or our partners clinical protocols.
To date, we have submitted two NDAs that were accepted for filing by the FDA, one for Twyneo®, which was subsequently approved by the FDA, and one for Epsolay® with a Prescription Drug User Fee Act, or  PDUFA, goal date originally assigned by the FDA of April 26, 2021, which has since been delayed due to COVID-19 related travel restrictions. The FDA conducted a pre-approval inspection of the production site for Epsolay® during the week of February 14, 2022.
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

Obtaining approval of an NDA or an ANDA is a lengthy, expensive and uncertain process, and approval is never guaranteed. Upon submission of an NDA or ANDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA, or ultimately be approved. If the application is not accepted for review or approved, the FDA may require that we or our partners conduct additional clinical trials or pre-clinical studies or take other actions before it will reconsider our or our partners' application. If the FDA requires us or our partners to provide additional studies or data to support such applications, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than anticipated or that we have available. In addition, the FDA may not consider any additional information to be complete or sufficient to support approval.

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
Our business will be highly dependent on market perception of us and the safety and quality of Twyneo®, Epsolay® and our other investigational product candidates. Our business or products could be subject to negative publicity, which could have a material adverse effect on our business.
Market perception of our business is very important, especially market perception of the safety and quality of our product candidates. If Twyneo®, Epsolay® any of our other investigational product candidates,  or similar products that other companies distribute, or third-party products from which our investigational product candidates are derived, are subject to market withdrawal or recall or are proven to be, or are claimed to be, harmful to consumers, it could have a material adverse effect on our business. Negative publicity associated with product quality, illness or other adverse effects resulting from, or perceived to result from, our product candidates could have a material adverse impact on our business.
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

Although we have entered into exclusive license agreements with Galderma for all U.S. commercial activities for Twyneo®, and, if approved by the FDA, Epsolay®, we have a limited operating history in the dermatological prescription drug space which may make it difficult to evaluate the success of our business to date and to assess our future viability.
We have a limited operating history in the dermatological prescription drug space and have focused much of our efforts, to date, on the research and development of our investigational and generic product candidates, rather than commercialization. In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo®, and, if approved by the FDA, Epsolay®.  We also expect to collaborate with third parties that have sales and marketing experience in order to commercialize Twyneo ® and Epsolay ® in other territories, and our other investigational product candidates,  in lieu of our own sales force and distribution systems. We cannot provide you with any assurances as to when, if ever, we will obtain approvals or generate sufficient revenues to achieve sustained profitability. Our ability to successfully commercialize our product candidates and become profitable is subject to a number of challenges, including, among others, that:

•	we may not have adequate financial or other resources;

•	we or our partners may not be able to manufacture our product candidates in commercial quantities, in an adequate quality or at an acceptable cost;

•	we or our partners may not be able to establish adequate sales, marketing and distribution channels for our product candidates;

•	we or our partners may not be able to find suitable co-development, contract manufacturing or marketing partners;

•	healthcare professionals and patients may not accept our product candidates;

•
we may not be aware of possible complications from the continued use of our investigational product candidates since we have limited clinical experience with respect to the actual use of our investigational product candidates;

•	changes in the market, new alliances between existing market participants and the entrance of new market participants may interfere with our or our partners market penetration efforts;

•
third-party payors may not agree to reimburse patients for any or all of the purchase price of our product candidates, which may adversely affect patients’ willingness to purchase our product candidates;

•	uncertainty as to market demand may result in inefficient pricing of our product candidates;

•	we may face third-party claims of intellectual property infringement;

•
we or our partners may fail to obtain and maintain regulatory approvals for our product candidates in our target markets or may face adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained;

•	we are dependent upon the results of ongoing clinical trials relating to our product candidates and the products of our competitors;

•	we may become involved in lawsuits pertaining to our clinical trials; and

•	delays due to shortages in supply and human resources resulting from the COVID-19 pandemic.

The occurrence of any one or more of these events may limit our or our partners' ability to successfully commercialize our product candidates, which in turn could have a material adverse effect on our business, financial condition and results of operations. Consequently, there can be no guaranty of the accuracy of any predictions about our future success or viability.

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
Even if we are able to generate future revenues, our operating income, and results may vary significantly from year-to-year and quarter-to-quarter. Variations may result from, among other factors:
•	the timing of any FDA or other regulatory authority approvals;

•	the timing of process validation for particular product candidates;

•	the timing of product candidates launches and market acceptance of such product candidates launched;

•	changes in the amount we spend to research, develop, acquire, license or promote new product candidates;

•	the timing and outcome of our research, development and clinical trial programs;

•	serious or unexpected health or safety concerns related to Twyneo®, Epsolay® or our other product candidates;

•	the introduction of new products by others that render our product candidates obsolete or noncompetitive;

•	the ability to maintain selling prices and gross margins on our product candidates;

•	the ability to comply with complex governmental regulations applicable to many aspects of our business;

•	changes in coverage and reimbursement policies of health plans and other health insurers, including changes to Medicare, Medicaid and similar government healthcare programs;

•	increases in the cost of raw materials used to manufacture our product candidates;

•	manufacturing and supply interruptions, including of utensils, raw materials and product rejections or recalls due to failure to comply with manufacturing specifications;

•	timing of revenue recognition related to our collaboration agreements;

•	the ability to protect our intellectual property and avoid infringing the intellectual property of others; and

•	the outcome and cost of possible litigation over patents with third parties.

Risks Related to Development and Clinical Testing of Our Product Candidates
Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and clinical trials may not be predictive of future trial results, which could result in development delays or a failure to obtain marketing approval.
Clinical testing, of both innovative and generic products, and the submission of new drug applications under the Sections 505(b)(1) and 505(b)(2) regulatory pathway is expensive, time consuming and has an inherently uncertain outcome. Failure can occur at any time during the clinical trial process, even with active ingredients that have been previously approved by the FDA as safe and effective. Favorable results in pre-clinical studies and early clinical trials for one or more of our product candidates may not be predictive of similar results in future clinical trials for such product candidate. Also, interim results during a clinical trial do not necessarily predict final results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for our product candidates may not be predictive of the results we may obtain in later stage trials for such product candidates. Our and our partners clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Clinical trial results may be inconclusive, or contradicted by other clinical trials, particularly larger clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA, or other applicable regulatory agency, approval for their products.

We or our partners may experience delays in our clinical trials, and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays related to:
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

•	the cost of clinical trials of our product candidates being greater than we or our partners anticipate;

•
transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization, or CMO, and delays or failure by our or our partners CMOs or us to make any necessary changes to such manufacturing process;

•	third parties being unwilling or unable to satisfy their contractual obligations to us;

•	manufacturing sufficient quantities of a product candidate for use in clinical trials; and

•	damage to clinical supplies of a product candidate caused during storage and/or transportation.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. We may also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by any Data Safety Monitoring Board for such trial, by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we or our partners experience delays in the completion of any clinical trial for our product candidates or if any clinical trials are terminated, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed.
Moreover, changes in regulatory requirements and guidance or unanticipated events during our or our partners clinical trials may occur, as a result of which we or our partners may need to amend clinical trial protocols. Amendments may require us or our partners to resubmit our clinical trial protocols for review and approval, which may adversely affect the cost, timing and successful completion of a clinical trial. If we or our partners experience delays in the completion of, or if we or our partners terminate, any of our clinical trials, the commercial prospects for our affected product candidates would be harmed and our ability to generate product revenue would be delayed, possibly materially.
Any delays in completing our or our partners clinical trials will increase our costs, slow down our product candidates’ development and regulatory review and approval process and jeopardize our or our partners ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.
The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Although the FDA has approved Twyneo® for marketing, it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

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
We have limited experience using the 505(b)(1) and 505(b)(2) regulatory pathway to submit an NDA or any similar drug approval filing to the FDA, and we cannot be certain that any of our product candidates will receive regulatory approval. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Our revenue will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval, if such approval is obtained in the case of our investigational product candidates. If the markets for patients or indications that we are targeting are not as significant as we estimate, we may not generate significant revenue from sales of such products, if approved by the FDA.

Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval, cause us to suspend, discontinue clinical trials or abandon product candidates. Adverse side effects or other safety risks associated with Twyneo®, Epsolay® or, our other   product candidates, could limit the commercial profile of an approved label, or result in significant negative consequences following commercialization, if any.
Undesirable side effects caused by our product candidates could result in the delay, suspension or termination of clinical trials by us, our collaborators, the FDA or other regulatory authorities for a number of reasons. For example, to date, patients treated with Twyneo® and Epsolay® have experienced drug-related side effects including moderate local site irritation such as dryness, erythema, scaling, pruritus, itching, stinging and burning. Results of our clinical trials for other product candidates could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our clinical trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. If we or our partners elect or are required to delay, suspend or terminate any clinical trial for any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

Additionally, with respect to Twyneo®, Epsolay® and, with respect to one or more of our other product candidates, if we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:
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

Any of these events could prevent us from achieving or maintaining market acceptance of Twyneo® Epsolay® or our other products candidates, and could significantly harm our business, results of operations and prospects. Our future clinical trial results may not be successful.
We may find it difficult to enroll patients in our clinical trials, and patients could discontinue their participation in our or our partners clinical trials, which could delay or prevent clinical trials for our product candidates.
Identifying and qualifying patients to participate in clinical trials for our product candidates is critical to our success. The timing of our clinical trials depends on the speed at which we or our partners can recruit patients to participate in testing our product candidates. Some of the indications we are pursuing include orphan diseases for which the patient population in significantly small. If we or our partners are unable to locate qualified patients or if patients are unwilling to participate in our or our partners clinical trials because of negative publicity from adverse events in the biotechnology or pharmaceutical industries or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting clinical trials and obtaining regulatory approval of product candidates may be delayed. These delays could result in increased costs, delays in advancing our product candidates development, delays in testing the effectiveness of our technology or termination of the clinical trials altogether.
Patient enrollment is a significant factor in the timing of clinical trials. We or our partners may not be able to recruit and enroll a sufficient number of patients, which would impact our or our partners' ability to complete clinical trials in a timely manner. Patient enrollment may be affected by numerous factors, including:
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

•	proximity to and availability of clinical trial sites for prospective patients;

•	availability of competing therapies and clinical trials;

•	ability to monitor patients adequately during and after treatment; and

•	COVID-19 restrictions and guidelines.

We or our partners face intense competition with regard to patient enrollment in clinical trials from other dermatological companies which also seek to enroll subjects from the same patient populations. In addition, patients enrolled in our clinical trials may discontinue their participation at any time during the trial as a result of a number of factors, including withdrawing their consent or experiencing adverse clinical events, which may or may not be judged related to our product candidates under evaluation. For example, 104 patients, or 12.12% of patients enrolled in our Twyneo® Phase 3 clinical trial, did not complete the study protocol. The most common reasons for subjects not completing the study were the withdrawal of informed consent (41 subjects), loss to follow-up (36 subjects) and adverse events (16 subjects). The discontinuation of patients in any one of our trials may cause us to delay or abandon our clinical trial or cause the results from that trial not to be positive or sufficient to support a filing for regulatory approval of the applicable product candidate.
There is a substantial risk of product liability claims in our business. We currently do not maintain product liability insurance and a product liability claim against us would adversely affect our business.
Our business exposes us to significant potential product liability risks that are inherent in the development, manufacturing and marketing of our product candidates. Product liability claims could delay or prevent completion of our development programs. If we or our partners succeed in commercializing our product candidates, such claims could result in a recall of our product candidates or a change in the approved indications for which they may be used. While we intend to purchase and maintain product liability insurance that we believe is adequate for our operations upon commercialization of our product candidates, such coverage may not be adequate to cover any incident or all incidents. Furthermore, product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain sufficient insurance at a reasonable cost to protect us against losses that could have a material adverse effect on our business. These liabilities could prevent or interfere with our product development and commercialization efforts.

If the FDA does not conclude that our product candidates for which we are seeking or intend to seek approval under Section 505(b)(1) or 505(b)(2) of the Federal Food, Drug, and Cosmetic Act satisfy the requirements of the applicable regulatory approval pathway, or if the requirements for such product candidates under Section 505(b)(1) or 505(b)(2) are not as we expect, the approval pathway for those product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in all cases may not be successful.
Section 505 of the FDCA describes three types of new drug applications:  (1) an application that contains full reports of investigations of safety and effectiveness, or a Section 505(b)(1) NDA; (2) an application that contains full reports of investigations of safety and effectiveness but where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference, or a Section 505(b)(2) NDA; and (3) an application that contains information to show that the proposed product is identical in active ingredient, dosage form, strength, route of administration, labeling, quality, performance characteristics, and intended use, among other things, to a previously approved product, or a Section 505(j) ANDA. We are developing product candidates for which we are seeking or intend to seek FDA approval through each of these regulatory pathways. Both Twyneo® and Epsolay were submitted for approval in Section 505(b)(2) NDAs, which Epsolay remains pending, and we may develop and seek approval for our other product candidates through this regulatory pathway in the future. In addition, we are developing SGT-310 for potential submission through the Section 505(b)(1) regulatory pathway, and may utilize this pathway for other future product candidates.

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
In addition, the pharmaceutical industry is highly competitive, and both ANDAs and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in an ANDA or Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our applications for up to 30 months or longer depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this would ultimately lead to accelerated product development or earlier approval.
Further, we are currently developing SGT-310 (tapinarof) for potential submission through the Section 505(b)(1) regulatory pathway. Although this pathway is not subject to the same patent certification requirements as Section 505(b)(2) applications or ANDAs, we may still face patent litigation in connection with this product development program. In addition, if the FDA disagrees that our clinical data is sufficient for submission in a Section 505(b)(1) NDA, we may not be able to seek or obtain approval for this product on the time line we expect, if at all.
Twyneo®, Epsolay® and our other product candidates, may continue to face future developmental and regulatory difficulties. In addition, we will be subject to ongoing obligations and continued regulatory review.
Even if we complete clinical testing and receive approval of any of our product candidates, the FDA may grant approval contingent on the performance of additional post-approval clinical trials, risk mitigation requirements such as the implementation of a or REMS, and/or surveillance requirements to monitor the safety or efficacy of the product, which could negatively impact us by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. Absence of long-term safety data may further limit the approved uses of our product candidates, if any.

The FDA also may approve our product candidates for a more limited indication or a narrower patient population than we initially request, or may not approve the labeling that we believe is necessary or desirable for the successful commercialization of our product candidates. Furthermore, Twyneo®, and any such approved product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. These requirements include registration with the FDA, listing of our product candidates, payment of annual fees, as well as continued compliance with GCP requirements for any clinical trials that we or our partners conduct post-approval. Application holders must notify the FDA, and depending on the nature of the change, obtain FDA pre-approval for product manufacturing changes. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements.

If we or our partners fail to comply with the regulatory requirements of the FDA or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including the following:
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

In addition, our or our partners product labeling, advertising and promotional materials for our product candidates, if approved by the FDA, would be subject to regulatory requirements and continuing review by the FDA. The FDA strictly regulates the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling, a practice known as off-label promotion. Physicians may nevertheless prescribe Twyneo®, Epsolay® and, any of our other product candidates, to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability and government fines. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees of permanent injunctions under which specified promotional conduct is changed or curtailed.

Moreover, the FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval of our investigational product candidates, and the sale and promotion of Twyneo® Epsolay® and, our other product candidates. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

Disruptions at the FDA and other government agencies caused by Covid-19 and funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

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

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most foreign inspections of manufacturing facilities, and subsequently, on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities and clinical trial sites. Subsequently, on July 10, 2020 the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities and trial sites subject to a risk-based prioritization system. The FDA utilized this risk-based assessment system to assist in determining when and where it was safest to conduct prioritized domestic inspections. Additionally, on April 15, 2021, the FDA issued a guidance document in which the FDA described its plans to conduct voluntary remote interactive evaluations of certain drug manufacturing facilities and clinical research sites, among other facilities. Recently, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.
Twyneo®, Epsolay ® and our other product candidates, if they receive regulatory approval, may fail to achieve the broad degree of physician adoption and market acceptance necessary for commercial success.
The commercial success of Twyneo® Epsolay® and our other product candidates, will depend significantly on their broad adoption by dermatologists, pediatricians and other physicians for approved indications and other therapeutic or aesthetic indications that we may seek to pursue if approved by the FDA.
The degree and rate of physician and patient adoption of Twyneo® Epsolay® and our other product candidates, will depend on a number of factors, including:
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
We conduct research and development primarily to enable us to manufacture and market topical dermatological creams containing drugs in accordance with FDA regulations as well as other regulatory authorities. We spent approximately $40.6 million, $27.9 million and $20.4 million on research and development activities during the years ended December 31, 2019, 2020 and 2021, respectively. We are required to obtain FDA approval before marketing our product candidates in the United States. The FDA approval process is costly, time consuming and inherently risky.
We cannot be certain that any investment made in developing product candidates will be recovered, even if we are successful in commercialization. To the extent that we expend significant resources on research and development efforts and are not able to introduce successful new product candidates as a result of those efforts, we will be unable to recover those expenditures.
Our clinical trials for Twyneo®, Epsolay® and our other investigational  product candidates were not, and will not be, conducted head-to-head with the applicable leading products of our competitors, and the comparison of our results to those of existing drugs, and the conclusions we have drawn from such comparisons, may be inaccurate.
Our clinical trials for Twyneo®, Epsolay® and our other investigational product candidates were not, and will not be, conducted head-to-head with the drugs considered the applicable standard of care for the relevant indications. This means that none of the patient groups participating in these trials were, and will not in the future be, treated with the applicable standard of care drugs alongside the groups treated with our investigational product candidates. Instead, we have compared and plan to continue comparing the results of our clinical trials with historical data from prior clinical trials conducted by third parties for the applicable standard of care drugs, and which results are presented in their respective product labels.

Direct comparison generally provides more reliable information about how two or more drugs compare, and reliance on indirect comparison for evaluating their relative efficacy or other qualities is problematic due to lack of objective or validated methods to assess trial similarity. For example, the various trials were likely conducted in different countries with different demographic features and in patients with different baseline conditions and different hygiene standards, among other relevant asymmetries. Therefore, the conclusions we have drawn from comparing the results of our clinical trials with those published in the product labels for these current standard of care drugs, including conclusions regarding the relative efficacy and expediency of Twyneo® and Epsolay ®, may be distorted by the inaccurate methodology of the comparison. Moreover, the FDA generally requires head-to-head studies to make labeling and advertising claims regarding superiority or comparability, and our failure to collect head-to-head data may limit the types of claims we may make for Twyneo® , Epsolay ® and,  our other investigational product candidates.
We may be subject to risk as a result of international manufacturing operations.
Certain of our product candidates may be manufactured, warehoused and/or tested at third-party facilities located in territories outside of Israel, in addition to our facility in Israel, and therefore our operations are subject to risks inherent in doing business internationally. Such risks include the adverse effects on operations from corruption, war, public health crises, such as pandemics and epidemics (including Covid-19), international terrorism, civil disturbances, political instability, governmental activities, deprivation of contract and property rights and currency valuation changes. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations.

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
Specifically, we are monitoring several risks that have or may affect our business related to this pandemic. For example, the COVID-19 pandemic has reduced the revenue from sales of one of our generic products due to travel restrictions and stay-at-home-orders. In addition, the COVID-19 pandemic has adversely affected and may continue to adversely affect our ability to manufacture Twyneo® and Epsolay® at the times and facilities we planned to do so. Moreover, quarantines, shelter-in-place and similar government orders, travel restrictions, stay-at-home-orders and health impacts of the COVID-19 pandemic have and in the future could impact the availability or productivity of personnel at third-party manufacturers, distributors, freight carriers and other necessary components of our supply chain. In addition, there may be unfavorable changes in the availability or cost of raw materials, intermediates and other materials necessary for production, which may result in disruptions in our supply chain.
As COVID-19 continues to spread in the United States and elsewhere, we may experience disruptions that could severely impact our preclinical studies and clinical trials, including:
•
delays or difficulties in supervising the efforts of our contract manufacturers because of travel restrictions, sickness of our or the contract manufacturer employees or their families, the desire of employees to avoid travel or contact with large groups of people, an increased reliance on working from home, school closures or mass transit disruptions;

•	delays or difficulties in enrolling patients in our and our partners clinical trials;

•	delays or difficulties in initiating or expanding clinical trials, including delays or difficulties with clinical site initiation and recruiting clinical site investigators and clinical site staff;

•	increased rates of patients withdrawing from our or our partners clinical trials following enrollment as a result of contracting COVID-19 or other health conditions or being forced to quarantine;

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

•
interruption of, or delays in receiving, supplies of our product candidates or of animals for clinical trials from our service providers and our and our partners contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

•	delays in receiving authorization from local regulatory authorities to initiate our or our partners planned clinical trials;

•
limitations on employee or other resources that would otherwise be focused on the conduct of our or our partners clinical trials and pre-clinical work, including because of sickness of employees or their families, the desire of employees to avoid travel or contact with large groups of people, an increased reliance on working from home, school closures or mass transit disruptions;

•
changes in regulations as part of a response to the COVID-19 pandemic which may require us or our partners to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue such clinical trials altogether;

•
delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel; and

•	refusal of the FDA to accept data from clinical trials in affected geographies outside the United States.

The COVID-19 outbreak continues to rapidly evolve, and its ultimate scope, duration and effects are unknown. The extent of the impact of the disruptions to our business, including commercial sales and clinical development, as a result of the pandemic, will depend on future developments, which are highly uncertain and cannot be predicted with confidence. The continuation of the COVID-19 pandemic could materially disrupt our business and operations, hamper our ability to raise additional funds or sell our securities, continue to slow down the overall economy, curtail consumer spending, interrupt our sources of supply, and make it hard to adequately staff our operations.

If in the future we acquire or in-license technologies or additional product candidates, we may incur various costs, may have integration difficulties and may experience other risks that could harm our business and results of operations.
In the future, we may acquire or in-license additional potential products and technologies. Any potential product or technology we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive pre-clinical studies, clinical trials, or both, and approval by the FDA or other applicable foreign regulatory authorities, if any. All potential products are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the potential product, or product developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. If intellectual property related to potential products or technologies we in-license or our own know-how is not adequate, we may not be able to commercialize the affected potential products even after expending resources on their development. In addition, we may not be able to manufacture economically or successfully commercialize any potential product that we develop based on acquired or in-licensed technology that is granted regulatory approval, and such potential products may not gain wide acceptance or be competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed potential products could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

The time necessary to develop generic API or generic drug products may adversely affect whether, and the extent to which, we receive a return on our capital.
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
Healthcare costs in the United States have risen significantly over the past decade. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively referred to as the ACA, was signed into law, which, among other things, required most individuals to have health insurance, established new regulations on health plans, created insurance exchanges and imposed new requirements and changes in reimbursement or funding for healthcare providers, device manufacturers and pharmaceutical companies. The ACA also included a number of changes which may impact our product candidates:
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

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the U.S. Supreme Court’s decision, President Biden issued an executive order initiating a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare. It is unclear how other healthcare reform measures enacted by Congress or implemented by the Biden administration, if any, will impact our business.

Moreover, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 and a 1% reduction from April 1, 2022 through June 30, 2022, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, beginning January 1, 2024.

The cost of prescription pharmaceuticals in the United States has also been the subject of considerable discussion. There have been several Congressional inquiries, as well as proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. For example, the Build Back Better Act, if enacted, would introduce substantial drug pricing reforms, including the establishment of a drug price negotiation program within the U.S. Department of Health and Human Services that would require manufacturers to charge a negotiated “maximum fair price” for certain selected drugs or pay an excise tax for noncompliance, and the establishment of rebate payment requirements on manufacturers under Medicare Parts B and D. If the Build Back Better Act is not enacted, similar or other drug pricing proposals could appear in future legislation.  Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for Twyneo®, Epsolay® and, our other product candidates, or additional pricing pressure.
Risks Related to Commercialization of Our Product Candidates
Our continued growth is dependent on our ability to successfully develop and commercialize new product candidates in a timely manner.
Our financial results depend upon our ability to introduce and commercialize additional product candidates in a timely manner. Generally, revenue from new products is highest immediately following launch and then declines over time, as new competitors enter the market. Furthermore, the greatest revenue is generally experienced by the company that is able to bring its product to the market first. Our growth is therefore dependent upon our and our partners' ability to successfully introduce and commercialize new product candidates.
The FDA and other regulatory authorities may not approve our product applications at all or in a timely fashion for our product candidates under development. Additionally, we or our partners may not successfully complete our development efforts for other reasons, such as poor results in clinical trials or a lack of funding to complete the required trials. Even if the FDA approves our product candidates, we or our partners may not be able to market them successfully or profitably. Our future results of operations will depend significantly upon our or our partners' ability to timely develop, receive FDA approval for, and market new pharmaceutical product candidates or otherwise develop new product candidates or acquire the rights to other products.

Twyneo® and if approved by the FDA, Epsolay and our other  product candidates, will face significant competition and our failure to compete effectively may prevent us from achieving significant market penetration and expansion.
The facial aesthetic market in general, and the market for acne and rosacea treatments in particular, are highly competitive and dynamic, and characterized by rapid and substantial technological development and product innovations. These markets are also characterized by competitors obtaining patents to protect what they consider to be their intellectual property. We anticipate that Twyneo® and, if approved by the FDA, Epsolay®, will face significant competition from other approved products, including topical drugs, topical anti-acne drugs such as Acanya, Ziana, Epiduo, Epiduo Forte, Benzaclin, Aczone, Onexton, Differin, Arazlo, Aklief and Amzeeq, Winlevi and topical drugs for the treatment of rosacea such as Metrogel, Finacea, Soolantraand Zilxi, oral drugs such as Solodyn, Doryx, Dynacin, Oracea and Minocin. Twyneo® and, if approved by the FDA, Epsolay® may also compete with non-prescription anti-acne products, as well as unapproved and off-label treatments. In addition, Twyneo® may compete with drug products utilizing other technologies that can separate two drug substances, such as dual chamber tubes, dual pouches or dual sachets. To compete successfully in the facial aesthetic market, we will have to demonstrate that our product is safe and effective for the respective treatment and has advantages over existing therapies. Competing in the facial aesthetic market could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

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
In addition, we may not be able to price Twyneo®, and if approved Epsolay®, and our other investigational product candidates, competitively with the current standards of care or other competing products for their respective indications or their price may drop considerably due to factors outside our control. If this happens or the price of materials and the cost to manufacture our product candidates increases dramatically, our ability to continue to operate our business would be materially harmed and we may be unable to commercialize our investigational product candidates successfully.
We believe that our principal competitors are Bausch Health Companies, Inc., Galderma S.A. (other than with respect to Twyneo® and Epsolay®, Almirall, LLC, LEO Pharma A/S, VYNE Therapeutics Inc. (formerly Menlo Therapeutics Inc.), Dermavant Sciences and Mylan N.V. .These competitors are large and experienced companies that enjoy significant competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition, and more experience and expertise in obtaining marketing approvals from the FDA and foreign regulatory authorities.
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

In addition to the competition we face from other generic manufacturers, we face competition from brand-name manufacturers related to our 505(b)(2) and generic product candidates. Branded pharmaceutical companies may sell their branded products as “authorized generics,” where an approved brand name drug is marketed, either by the brand name drug company or by another company with the brand company’s permission, as a generic product without the brand name on its label, and potentially sold at a lower price than the brand name drug. Further, branded pharmaceutical companies may seek to delay FDA approval of our 505(b)(2) applications and ANDAs or reduce competition by, for example, obtaining new patents on drugs whose original patent protection is about to expire, filing patent infringement suits that could delay FDA approval of 505(b)(2) and generic products, developing new versions of their products to obtain FDA market exclusivity, filing citizen petitions contesting FDA approvals of 505(b)(2) and generic products such as on alleged health and safety grounds, developing “next generation” versions of products that reduce demand for the 505(b)(2) and generic versions we are developing, changing product claims and labeling, and seeking approval to market as OTC branded products.

Moreover, competitors may, upon the approval of an NDA, or an NDA supplement, obtain a three-year period of exclusivity for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical trials (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant. Such exclusivity may prevent the FDA from approving one or more of our product candidates that are being developed, and for which we would seek the FDA’s approval under the 505(b)(2) regulatory pathway, if we were to seek approval for the same conditions of approval as that protected by the period of exclusivity. Recent litigation against the FDA has affirmed the FDA’s interpretation of the scope of exclusivity as preventing the approval of a 505(b)(2) NDA for the same change to a previously approved drug, regardless of whether or not the 505(b)(2) applicant relies on the competitor’s product as a listed drug in its 505(b)(2) application. Exclusivity determinations are highly fact-dependent and are made by the FDA on a case-by-case basis at the end of the review period for a 505(b)(2) NDA. As such, we may not know until very late in the FDA’s review of our 505(b)(2) product candidates whether or not approval may be delayed because of a competitor’s period of exclusivity.
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
Third-party payor coverage and adequate reimbursement may not be available for Twyneo® or, if approved,  Epsolay®, and our other investigational product candidates, which could make it difficult for us or our partners to sell them profitably.
Sales of Twyneo®, Epsolay®, or our other  product candidates, will depend, in part, on the extent to which the costs of our product candidates will be covered by third-party payors, such as government health programs, private health insurers and managed care organizations. Third-party payors generally decide which drugs they will cover and establish certain reimbursement levels for such drugs. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government (through the Medicare or Medicaid programs) provides reimbursement for such treatments. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Sales of Twyneo®, Epsolay® and our other product candidates, will therefore depend substantially on the extent to which the costs of Twyneo®, Epsolay® and our other product candidates will be paid by third-party payors. Additionally, the market for Twyneo®, Epsolay® and our other product candidates will depend significantly on access to third-party payors’ formularies without prior authorization, step therapy, or other limitations such as approved lists of treatments for which third-party payors provide coverage and reimbursement. Additionally, coverage and reimbursement for therapeutic products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our product candidates to each payor separately and will be a time-consuming process.

Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs and increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls and transparency requirements, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our revenue and operating results. If these third-party payors do not consider Twyneo®, Epsolay® and our other product candidates to be cost-effective compared to other therapies, they may not cover Twyneo®, Epsolay® and our other product candidates once approved as a benefit under their plans or, if they do, the level of reimbursement may not be sufficient to allow us or our partners to sell our product candidates on a profitable basis. Decreases in third-party reimbursement for Twyneo®, Epsolay® and our other product candidates once approved or a decision by a third-party payor to not cover Twyneo®, Epsolay® and our other product candidates could reduce or eliminate utilization of Twyneo®, Epsolay® and our other product candidates and have an adverse effect on our sales, results of operations and financial condition. In addition, state and federal healthcare reform measures have been and may be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for Twyneo®, Epsolay® and our other product candidates once approved or additional pricing pressures.
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

Our current and future relationships with investigators, health care professionals, consultants, third-party payors, and customers are subject to applicable healthcare regulatory laws, which could expose us to penalties.
Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we and our commercial partners operate, including how we or our partners research, market, sell and distribute our product candidates for which we or our partners obtain marketing approval. Such laws include:
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

•
the federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the government information related to certain payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (nurse practitioners, certified nurse anesthetists, physician assistants, clinical nurse specialists, anesthesiology assistants and certified nurse midwives), and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to the government ownership and investment interests held by the physicians described above and their immediate family members and payments or other “transfers of value” to such physician owners. Covered manufacturers are required to submit reports to the government by the 90th day of each calendar year;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•
analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or that require the reporting of pricing information and marketing expenditures.

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
Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, results of operations, and financial condition.

The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of personal information, such as information that we may collect in connection with clinical trials. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our business, results of operation, and financial condition.

In the U.S., HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and regulations implemented thereunder, or collectively, HIPAA imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA. While we do not believe that we are currently acting as a covered entity or business associate under HIPAA and thus are not directly regulated under HIPAA, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information.

Certain states have also adopted comparable privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, the California Consumer Privacy Act, or the CCPA, which went into effect on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the California Privacy Rights Act, or CPRA, recently passed in California. The CPRA significantly amends the CCPA and will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have passed in Virginia and Colorado, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States.

We are also or may become subject to rapidly evolving data protection laws, rules and regulations in foreign jurisdictions. For example, the General Data Protection Regulation, or GDPR, went into effect in May 2018 and imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the European Economic Area, or EEA.  Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Further, the GDPR imposes strict rules on the transfer of personal data out of the European Union to the United States and other regions that have not been deemed to offer “adequate” privacy protection; in July 2020, the Court of Justice of the European Union, or CJEU, limited how organizations could lawfully transfer personal data from the European Union / EEA to the U.S. by invalidating the Privacy Shield for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses, or SCCs. The European Commission issued revised SCCs on June 4, 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board. The revised SCCs must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. The new SCCs apply only to the transfer of personal data outside of the EEA and not the United Kingdom; the United Kingdom’s Information Commissioner’s Office launched a public consultation on its draft revised data transfers mechanisms in August 2021 and laid its proposal before Parliament, with the United Kingdom SCCs expected to come into force in March 2022, with a two-year grace period. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Additionally, following the United Kingdom’s withdrawal from the European Union, we will have to comply with the GDPR and the United Kingdom GDPR, each regime having the ability to fine up to the greater of €20 million / £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, and adversely affect our business and results of operations.
The illegal distribution and sale by third parties of counterfeit versions of Twyneo®, Epsolay® or our other product candidates or of stolen products could have a negative impact on our reputation and a material adverse effect on our business, results of operations and financial condition.
Third parties could illegally distribute and sell counterfeit versions of Twyneo®, Epsolay® or our other product candidates, which do not meet the rigorous manufacturing and testing standards that our product candidates undergo. Counterfeit products are frequently unsafe or ineffective and can be life-threatening. Counterfeit medicines may contain harmful substances, the wrong dose of the active pharmaceutical ingredient or no active pharmaceutical ingredient at all. However, to distributors and users, counterfeit products may be visually indistinguishable from the authentic version.
Reports of adverse reactions to counterfeit drugs similar to Twyneo®, Epsolay® or our other product candidates or increased levels of counterfeiting such products could materially affect physician and patient confidence in Twyneo®, Epsolay® or our other authentic product candidates. It is possible that adverse events caused by unsafe counterfeit products will mistakenly be attributed to Twyneo®, Epsolay® or our other authentic product candidates. In addition, thefts of our inventory at warehouses, plant or while in-transit, which are not properly stored and which are sold through unauthorized channels could adversely impact patient safety, our reputation and our business.
Public loss of confidence in the integrity of Twyneo®, Epsolay® or our other product candidates as a result of counterfeiting or theft could have a material adverse effect on our business, financial position and results of operations.

Risks Related to Dependence on Third Parties
We rely on Galderma to commercialize Twyneo® and, if approved, Epsolay® in the U.S. and on Padagis to develop and commercialize our generic product candidates and may depend on others parties for commercialization of Twyneo® and Epsolay® outside of the U.S, and the development and commercialization of our other investigational product candidates. Any collaborative arrangements that we have or may establish in the future may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative arrangements, and we will rely on them to achieve results which may be significant to us. In addition, any current or future collaborative arrangements may place the development and commercialization of our product candidates outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.
In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo®, and, if approved by the FDA, Epsolay®.  In consideration for the grant of such rights, we are entitled to of up to $11 million in upfront payments to us and regulatory approval milestone payments. We are also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.  We cannot provide any assurance with respect to the success of the license agreements with Galderma, and we may never receive any milestone or royalty payments pursuant to these agreements. Following the expiration of the initial term of our agreement with Galderma, if the agreement is not renewed all rights related to the Twyneo® and Epsolay® products will revert to us. We will be required upon such expiration to either establish our own marketing and commercialization infrastructure or collaborate with a new partner, and may not be able to do so.
We are currently a party to collaborative arrangements with respect to the development, manufacture, study and commercialization of certain of our product candidates with Padagis (formerly a division of Perrigo Company plc, or Perrigo Plc), by assignment from Perrigo Plc.
We cannot and will not control these third party collaborators, but we rely on them to achieve results, which may be significant to us. Relying upon collaborative arrangements to develop and commercialize Twyneo® Epsolay® and our other product candidates subjects us to a number of risks, including:
•	we may not be able to control the amount and timing of resources that our collaborators may devote to Twyneo® Epsolay® and our other product candidates;

•	We may not be able to locate third party partners for the commercialization of Twyneo® and Epsolay® for territories other than U.S.;

•	should a collaborator fail to comply with applicable laws, rules, or regulations when performing services for us, we could be held liable for such violations;

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

In addition, if disputes arise between us and our collaborators, it could result in the delay or termination of the development, manufacturing or commercialization of Twyneo®, Epsolay and our other product candidates, lead to protracted and costly legal proceedings, or cause collaborators to act in their own interest, which may not be in our interest. As a result, there can be no assurance that the collaborative arrangements that we have entered into, or may enter into in the future, will achieve their intended goals.
If any of these scenarios materialize, they could have an adverse effect on our business, financial condition or results of operations.
We also may have other investigational product candidates where it is desirable or essential to enter into agreements with a collaborator who has greater financial resources or different expertise than us, but for which we are unable to find an appropriate collaborator or are unable to do so on favorable terms. If we fail to enter into such collaborative agreements on favorable terms, it could materially delay or impair our ability to develop and commercialize our investigational product candidates and increase the costs of development and commercialization of such investigational product candidates.

We currently contract with third-party manufacturers and suppliers for certain compounds and components necessary to produce the commercial scale production of Twyneo®, Epsolay®, and our other investigational product candidates for clinical trials. This increases the risk that we may not have access to sufficient quantities or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.
We and our partners currently rely on third parties for the manufacture and supply of certain compounds and components necessary to produce the commercial scale production of Twyneo® and our product candidates for our clinical trials, including active ingredients and excipients used in the formulation of our various product candidates, as well as primary and secondary packaging and labeling materials. We and our partners lack the resources and the capability to manufacture Twyneo ®, Epsolay ® any of our other investigational product candidates on a clinical or commercial scale, and we expect that we and our partners will continue to rely on third parties to support our commercial requirements if any of our product candidates is approved for marketing by the FDA or other foreign regulatory authorities.

The facilities used by our contract manufacturers to manufacture Twyneo®, Epsolay ® and our other  product candidates must be approved by the FDA pursuant to inspections that will be conducted after we or our partners submit our marketing applications to the FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements, known as current good manufacturing practices, or cGMPs, for manufacture of both active drug substances and finished drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we or our partners may need to find alternative manufacturing facilities, which would significantly impact our or our partners ability to develop, obtain regulatory approval for or market Twyneo ®, Epsolay ® or our other product candidates.
Reliance on third-party manufacturers and suppliers entails a number of risks, including reliance on the third party for regulatory compliance and quality assurance, the possible breach of the manufacturing or supply agreement by the third party, the possibility that the supply is inadequate or delayed, the risk that the third party may enter the field and seek to compete and may no longer be willing to continue supplying, and the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us. If any of these risks transpire, we may be unable to timely retain an alternate manufacturer or suppliers on acceptable terms and with sufficient quality standards and production capacity, which may disrupt and delay our clinical trials or the manufacture and commercial sale of Twyneo®, or if approved by the FDA, Epsolay®, and our other  product candidates.
Our failure or the failure of our third-party manufacturers and suppliers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates that we may develop. Any failure or refusal to supply or any interruption in supply of the components for Twyneo®, Epsolay® or any of our other product candidates could delay, prevent or impair our clinical development or commercialization efforts.

We and our partners rely on third parties and consultants to assist us in conducting clinical trials. If these third parties or consultants do not successfully carry out their contractual duties or meet expected deadlines, we or our partners may be unable to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
We and our partners do not have the ability to independently perform all aspects of our anticipated pre-clinical studies and clinical trials. We and our partners rely on medical institutions, clinical investigators, contract laboratories, collaborative partners and other third parties to assist us in conducting our clinical trials and studies for our product candidates. The third parties with whom we and our partners contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these third parties are not employees, and except for contractual duties and obligations, we and our partners have limited ability to control the amount or timing of resources that they devote to our programs.
In addition, the execution of pre-clinical studies and clinical trials, and the subsequent compilation and analysis of the data produced, require coordination among these various third parties. In order for these functions to be carried out effectively and efficiently, it is imperative that these parties communicate and coordinate with one another, which may prove difficult to achieve. Moreover, these third parties may also have relationships with other commercial entities, some of which may compete with us. Our and our partners agreement with these third parties may inevitably enable them to terminate such agreements upon reasonable prior written notice under certain circumstances.

Although we and our partners rely on these third parties to conduct certain aspects of our clinical trials and other studies and clinical trials, we remain responsible for ensuring that each of our and our partners studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our and our partners reliance on these third parties does not relieve us or our partners of our and our partners regulatory responsibilities. Moreover, the FDA and foreign regulatory authorities require us to comply with GCPs, which are the regulations and standards for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. We and our partners also rely on our consultants to assist us in the execution, including data collection and analysis of our and our partners clinical trials. If we or any of our and our partners third-party contractors fail to comply with applicable GCPs, the clinical data generated in the clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us or our partners to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our or our partners clinical trials complies with GCP regulations. In addition, our and our partners clinical trials must be conducted with product produced under cGMP regulations. Our or our partners failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.
If the third parties or consultants that assist us and our partners in conducting our clinical trials do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or our partners,  or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical trial protocols, regulatory requirements or GCPs, or for any other reason, we or our partners may need to conduct additional clinical trials or enter into new arrangements with alternative third parties, which could be difficult, costly or impossible, and our or our partners clinical trials may be extended, delayed or terminated or may need to be repeated. If any of the foregoing were to occur, we or our partners may not be able to obtain, or may be delayed in obtaining, regulatory approval for the product candidates being tested in such trials, and will not be able to, or may be delayed in our or our partners efforts to, successfully commercialize these product candidates.

The manufacture of pharmaceutical products is complex, and manufacturers often encounter difficulties in production. If we or any of our third-party manufacturers encounter any difficulties, our, or our partners ability to provide product candidates for clinical trials or our product candidates to patients, once approved, and the development or commercialization of our product candidates could be delayed or stopped.
The manufacture of pharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We and our or our partners contract manufacturers must comply with cGMP requirements. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up and validating initial production and contamination controls. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.
We cannot assure you that any stability or other issues relating to the manufacture of any of our product candidates will not occur in the future. Additionally, we, our partners and our third-party manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If we, our partners, or our third-party manufacturers were to encounter any of these difficulties, our or our partners ability to provide any product candidates to patients in clinical trials and products to patients, once approved, would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the initiation or completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us or our partners to commence new clinical trials at additional expense or terminate clinical trials completely. Any adverse developments affecting clinical or commercial manufacturing of our product candidates may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our product candidates. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our supply chain could materially adversely affect our business and delay or impede the development and commercialization of any of our product candidates and could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

We have granted, and may in the future grant, to third parties licenses to use our intellectual property. Generally, other than the licenses granted to Galderma, these licenses have granted rights to commercialize products outside the pharmaceutical field or to technology we no longer use or to otherwise use our intellectual property for a limited purpose outside the scope of our business interests. For example, in August 2013 we entered into an assignment agreement with Medicis Pharmaceutical Corporation (“Medicis”), according to which Medicis assigned to us its entire interest in one of the patents upon which we rely for our product candidate Twyneo® for the treatment of acne. As part of this assignment agreement, we granted to Medicis a non-exclusive, transferable, sub-licensable, royalty-free, perpetual, license to practice the inventions claimed under the patent. In June 2021, we entered into two five-year exclusive license agreements with Galderma, under our intellectual property rights covering the Twyneo® and Epsolay® products, pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo®, and, if approved by the FDA, Epsolay®
However, our business interests may change or our licensees may disagree with the scope of our license grant. In such cases, such licensing arrangements may result in the development, manufacturing, marketing and sale by our licensees of products substantially similar to our products, causing us to face increased competition, which could reduce our market share and significantly harm our business, results of operations and prospects.
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
The development, manufacture, use, offer for sale, sale or importation of our product candidates may infringe on the claims of third-party patents or other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. Therefore, there is a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Any claims of patent infringement, even those without merit, could: be expensive and time consuming to defend; cause us or our partners to cease making, licensing or using products that incorporate the challenged intellectual property; require us or our partners to redesign, reengineer or rebrand our product candidates, if feasible; cause us to stop from engaging in normal operations and activities, including developing and marketing product candidates; and divert management’s attention and resources. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we or our partners will be able to manufacture, use, offer for sale, sell or import our product candidates in the event of an infringement action.
In the event of patent infringement claims, or to avoid potential claims, we or our partners may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our partners were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we or our partners could be prevented from commercializing a product or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement or other claims, we or our partners are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly.
In addition, because of our developmental stage, claims that our product candidates infringe on the patent rights of others are more likely to be asserted after commencement of commercial sales incorporating our technology.
We may be subject to claims that our or our partners' employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties or that our or our partners' employees have wrongfully used or disclosed alleged trade secrets of their former employers.
We employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our or our partners employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our or our partners' employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Although we believe that we and our partners take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us or our partners of the rights to the ideas, developments, discoveries and inventions of our or our partners' employees and consultants while we or our partners employ them, the agreements can be difficult and costly to enforce. Although we seek to obtain these types of agreements from our contractors, consultants, advisors and research collaborators, to the extent that employees and consultants utilize or independently develop intellectual property in connection with any of our projects, disputes may arise as to the intellectual property rights associated with our product candidates. If a dispute arises, a court may determine that the right belongs to a third party. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:
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
In the United States, we or our partners have filed and may in the future file NDAs for our product candidates for approval under Section 505(b)(2) of the FDCA. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies that were not conducted by, or for, the applicant and on which the applicant has not obtained a right of reference. To date we have filed two NDAs under this section. In October 2020, we submitted an NDA for marketing approval for Twyneo®, which was granted by the FDA, and in June 2020, we submitted an NDA for marketing approval for Epsolay®.  Both of these NDA’s were accepted for filing by the FDA. The FDA granted marketing approval for Twyneo® in July 2021, and the FDA conducted a pre-approval inspection of the production site for Epsolay® during the week of February 14, 2022.
A 505(b)(2) application enables us to reference published literature and/or the FDA’s previous findings of safety and effectiveness for the branded reference drug. For NDAs submitted under Section 505(b)(2) of the FDCA, the patent certification and related provisions of the Hatch-Waxman Act apply. In accordance with the Hatch-Waxman Act, such NDAs may be required to include certifications, known as paragraph IV certifications, that certify that any patents listed in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” commonly known as the Orange Book, with respect to any product referenced in the 505(b)(2) application, are invalid, unenforceable or will not be infringed by the manufacture, use or sale of the product that is the subject of the 505(b)(2) NDA. Applicants must also notify the holder of the approved NDA for any product referenced in the 505(b)(2) application, along with all patent owners, regarding submission of a paragraph IV certification with respect to applicable patents listed in the Orange Book.

Under the Hatch-Waxman Act, the NDA holder and patent owner(s) may file a patent infringement lawsuit after receiving notice of the paragraph IV certification. Filing of a patent infringement lawsuit against the filer of the 505(b)(2) application within 45 days of the patent owner’s receipt of notice triggers a one-time, automatic, 30-month stay of the FDA’s ability to approve the 505(b)(2) NDA, unless patent litigation is resolved in the favor of the paragraph IV filer or the patent expires before that time. Accordingly, we or our partners may invest a significant amount of time and expense in the development of one or more product candidates only to be subject to significant delay and patent litigation before such product candidates may be commercialized, if at all. Further, although the Section 505(b)(1) regulatory pathway is not subject to the same patent certification requirements as Section 505(b)(2) applications or ANDAs, and is accordingly not associated with litigation under the Hatch-Waxman Act, we may still face non-Hatch-Waxman patent litigation for products developed through the Section 505(b)(1) pathway.
In addition, a 505(b)(2) application will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, or NCE, listed in the Orange Book for the referenced product has expired. The FDA may also require us or our partners to perform one or more additional clinical trials or measurements to support the change from the branded reference drug, which could be time consuming and could substantially delay our achievement of regulatory approvals for such product candidates. The FDA may also reject our future 505(b)(2) submissions and require us or our partners to file such submissions under Section 505(b)(1) of the FDCA, which would require us to provide extensive data to establish safety and effectiveness of the drug for the proposed use and could cause delay and be considerably more expensive and time consuming. For products we develop under the Section 505(b)(1) pathway, the FDA may disagree that our clinical data is sufficient for submission through this pathway, which could result in our inability to seek approval for such products candidates. These factors, among others, may limit our or our partners' ability to successfully commercialize our product candidates.
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
Litigation to enforce or defend intellectual property rights is often complex and often involves significant expense and can delay or prevent introduction or sale of our product candidates. If patents are held to be valid and infringed by our product candidates in a particular jurisdiction, we or our partners would, unless we or our partners could obtain a license from the patent holder, be required to cease selling in that jurisdiction and may need to relinquish or destroy existing stock in that jurisdiction. There may also be situations where we and our partners use our business judgment and decide to market and sell our approved product candidates, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts, which is known as an “at-risk launch.” The risk involved in doing so can be substantial because the remedies available to the owner of a patent for infringement may include, among other things, damages measured by the profits lost by the patent owner and not necessarily by the profits earned by the infringer. In the case of a willful infringement, the definition of which is subjective, such damages may be increased up to three times. Moreover, because of the discount pricing typically involved with ANDA and, to a lesser extent, 505(b)(2), products, patented branded products generally realize a substantially higher profit margin than ANDA and, to a lesser extent, 505(b)(2), products, resulting in disproportionate damages compared to any profits earned by the infringer. An adverse decision in patent litigation could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our ordinary shares to decline.

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
We have received royalty-bearing grants from the government of Israel through the National Authority for Technological Innovation, or the Israel Innovation Authority, also known as the IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS, for the financing of a portion of our research and development expenditures in Israel. These IIA grants relate to a peripheral line of product candidates which forms a negligible part of our activities. We are required to pay the IIA royalties from the revenues generated from the sale of products (and related services) or services developed (in all or in part) using the IIA grants we received as part of  a research and development program funded by the IIA, or the Approved Program, (at rates which are determined under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, or the Innovation Law, and related rules and regulations), up to the aggregate amount of the total grants received by the IIA, plus annual interest at an annual rate based on LIBOR. As we received grants from the IIA, we are subject to certain restrictions under the Innovation Law and related rules and regulations. These restrictions may impair our ability to perform or outsource manufacturing outside of Israel, granting licenses for R&D purposes or otherwise transfer outside of Israel the know-how resulting, directly or indirectly, in whole or in part, in accordance with or as a result of, research and development activities made according to an Approved Program, as well as any rights associated with such know-how (including later developments, which derive from, are based on, or constitute improvements or modifications of such know-how), or the IIA Funded Know-How.

The restrictions under the IIA’s rules and guidelines continue to apply even after payment of the full amount of royalties payable pursuant to the grants. In addition, the government of the State of Israel may from time to time audit sales of products which it claims incorporate IIA Funded Know-How and this may lead to additional royalties being payable on additional product candidates, and may subject such products to the restrictions and obligations specified hereunder. Following an audit conducted by the IIA, the IIA confirmed to us that products based on encapsulation technology of solid material are exempt from royalty payment obligations to the IIA. Twyneo® and Epsolay® fall within the category of products based on encapsulation technology of solid material. However, there can be no guarantee that the IIA will not in the future attempt to claim royalties with respect to these products, or that future products will not be subject to royalties.

These restrictions may impair our ability to enter into agreements for IIA Funded Know-How product candidates or technologies without the approval of the IIA. We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of IIA Funded Know-How pursuant to a merger or similar transaction, or in the event we undertake a transaction involving the licensing of IIA Funded Know-How for R&D purposes to a non-Israeli entity, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the IIA’s rules and guidelines and the Innovation Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.

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
Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, once we begin to produce revenues. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is set at 23% in 2022. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Benefited Enterprise” is entitled to may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs. See “Item 10. Additional Information — Israeli Tax Considerations and Government Programs — Tax Benefits Under the 2011 Amendment” for additional information concerning these tax benefits.
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

Arkin Dermatology is currently our controlling shareholder. As of March 1, 2022, Arkin Dermatology beneficially owned approximately 62.4% of the voting power of our outstanding ordinary shares. Therefore, Arkin Dermatology has the ability to substantially influence us and exert significant control through this ownership position. For example, Arkin Dermatology is able to control elections of directors, amendments of our organizational documents, and approval of any merger, amalgamation, sale of assets or other major corporate transaction. Arkin Dermatology’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as it continues to own a significant amount of our equity, Arkin Dermatology will continue to be able to strongly influence and significantly control our decisions.

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
As of February 26, 2022, there were 23,000,782 ordinary shares outstanding. Future sales by us or our shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of the ordinary shares listed for trading are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

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
We intend to use the remaining net proceeds from our public offering February 2020 (and concurrent private placement with our controlling shareholder, Arkin Dermatology) to fund development activities for our product candidates. The remaining proceeds will be used for other research and development activities, as well as for working capital and general corporate purposes. However, our management has broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from our initial public offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from our public offerings in a manner that does not produce income.
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
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For our 2019, through 2021 taxable years we generated revenue under our then collaboration agreement with Perrigo UK Finco Limited Partnership, or Perrigo, for the development of a generic product candidate. In 2021, we sold our rights to this and other generic products and will unconditionally receive further revenue over 24 months in lieu of our share in the collaboration agreements with respect to these products.  Starting in 2021, we began generating revenue under our license agreements with Galderma for Twyneo®, and Epsolay®. See “Item 4. Information on the Company – B. Business Overview”. .. Though the application of the relevant rules governing the characterization of the foregoing revenue for purposes of the PFIC income test is uncertain, we intend to take the position that, based on our involvement and management contributions throughout the development process, such revenue is non-passive for PFIC purposes. As a result, based on the current and anticipated value and composition of our income and assets, we do not expect that we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or for foreseeable future years. However, there are substantial factual and legal ambiguities regarding the nature of the revenue and the application of the relevant PFIC rules, and thus, the determination that such revenue is non-passive is not without doubt, and alternative characterizations are possible.

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
General Risk Factors
Our business and operations may suffer in the event of information technology system failures, cyberattacks or deficiencies in our cyber-security.
We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. Despite the implementation of security measures, our internal information technology systems, and those of third parties on which we rely, are vulnerable to attack and damage or interruption from computer viruses, malware (e.g. ransomware), malicious code, natural disasters, terrorism, war, telecommunication and electrical failures, cyberattacks, hacking, phishing attacks and other social engineering schemes,  employee theft or misuse, human error, fraud, denial or degradation of service attacks, sophisticated nation-state and nation-state-supported actors or unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization.  . The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

We and certain of our service providers are from time to time subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations or the operations of our partners and service providers, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, and damage to our reputation, and the further development of our product candidates could be delayed.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the Annual Report for the year ended on December 31, 2019, our management is required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above and depending on our status as per Rule 12b-2 of the Exchange Act, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404. The process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2021, our internal control over financial reporting was effective, we cannot predict the outcome of this determination in future years and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.
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
Effective internal control over financial reporting is necessary for us to provide reliable financial reports. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2021, our internal control over financial reporting was effective, we cannot predict the outcome of our testing or any subsequent testing by our auditor in future periods.  Any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information and affect our reputation, which could have a negative effect on the trading price of our ordinary shares.

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
Our capital expenditures for the years ended December 31, 2019, 2020 and 2021 were approximately $597, $449 and $143, respectively. Our current capital expenditures involve equipment and leasehold improvements.
B.           Business Overview

We are a dermatology company focused on identifying, developing and commercializing investigational and generic topical drug products for the treatment of skin diseases. In addition to Twyneo®, which has been approved by the FDA, our current product candidate pipeline consists of clinical stage and early-stage investigational product candidates, some of which leverage our development platform, and several generic product candidates across multiple indications.
Our FDA-approved product, Twyneo®, is a novel, once-daily, non-antibiotic topical cream containing a fixed-dose combination of encapsulated benzoyl peroxide and encapsulated tretinoin, that we developed for the treatment of acne vulgaris, or acne.
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

Our investigational product candidate, Epsolay®, is a novel, once-daily investigational topical cream containing encapsulated benzoyl peroxide, that we are developing for the treatment of papulopustular (subtype II) rosacea. On July 8, 2019, we announced positive top-line results from our Phase 3 program evaluating Epsolay®.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Epsolay® demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the Investigator Global Assessment (IGA) relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay® demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay® was found to be well- tolerated. Our NDA for Epsolay® was accepted for filing by the FDA, which originally assigned a PDUFA goal date of April 26, 2021, which has since been delayed due to COVID-19 related travel restrictions. The FDA conducted a pre-approval inspection of the production site for Epsolay® during the week of February 14, 2022.
In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo®, and, if approved by the FDA, Epsolay®.
Other investigational product candidates are SGT-210 that we are developing for the treatment of various keratodermas; SGT-310, an investigational aryl hydrocarbon receptor agonist; and SGT-510.
We designed our proprietary, silica-based microencapsulation technology platform to enhance the tolerability and stability of topical drugs while maintaining their efficacy. Topical drugs often struggle to balance achieving both high efficacy and high tolerability. Our technology platform entraps active ingredients in an inert, inorganic silica shell, which creates an unnoticeable barrier between the active ingredient and the skin. The resulting microcapsules are designed to allow the entrapped active ingredients to gradually migrate through the pores of the shell and deliver active ingredient doses onto the skin in a controlled manner, resulting in improved tolerability and stability without sacrificing efficacy. By separately encapsulating active ingredients within protective silica shells, our technology platform also enables the production of novel fixed-dose active ingredient combinations that otherwise would not be stable. We believe that our microencapsulation technology has the potential to be used for topical drug products to treat a variety of skin diseases. As a result of the FDA having already approved silica as a safe excipient for topical drug products, both Twyneo® and Epsolay® were submitted for approval through the FDA’s 505(b)(2) regulatory pathway.
In November 2021, we announced that we had signed an agreement with Padagis, pursuant to which we sold our rights related to 10 generic collaborative programs and retained the collaboration rights to two generic programs related to four generic drug candidates for skin diseases. Under the terms of the agreement with Padagis, effective as of November 1, 2021, we are to unconditionally receive $21.5 million over 24 months, in lieu of our share in ten generic programs, two of which were approved by the FDA, and eight of which were unapproved.
Twyneo®, a novel, once-daily, non-antibiotic topical cream, developed for the treatment of acne, containing a fixed-dose combination of encapsulated benzoyl peroxide, or E-BPO, and encapsulated tretinoin. Acne is one of the three most prevalent skin diseases in the world and is the most commonly treated skin disease in the United States. According to the American Academy of Dermatology, acne affects approximately 40 to 50 million people in the United States, of which approximately 10% are treated with prescription medications. Tretinoin and benzoyl peroxide, the two active components in Twyneo®, are both widely-used therapies for the treatment of acne that historically have not been conveniently co-administered due to stability concerns. On December 30, 2019, we announced top-line results from two pivotal Phase 3 clinical trials evaluating Twyneo® for the treatment of acne. Twyneo® met all co-primary endpoints in both Phase 3 trials. The Phase 3 program enrolled an aggregate of 858 patients aged nine and older in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Twyneo® demonstrated statistically significant improvement in each of the co-primary endpoints of (1) the proportion of patients who succeeded in achieving at least a two grade reduction from baseline and Clear (grade 0) or Almost Clear (grade 1) at Week 12 on a 5-point Investigator Global Assessment (IGA) scale, (2) an absolute change from baseline in inflammatory lesion count at Week 12, and (3) and an absolute change from baseline in non-inflammatory lesion count at Week 12. In addition, Twyneo® was found to be well-tolerated. Twyneo® was approved for marketing by the FDA in July 2021.

Our leading investigational product candidate, Epsolay®, is a topical cream containing 5% encapsulated benzoyl peroxide, which we are developing for the treatment of papulopustular (subtype II) rosacea. Rosacea is a chronic skin disease characterized by facial redness, inflammatory lesions, burning and stinging. According to the U.S. National Rosacea Society, approximately 16 million people in the United States are affected by rosacea. According to a study we commissioned in 2017, approximately 4.8 million people in the United States experience subtype II symptoms. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne, except that comedowns are absent, and patients may report associated burning and stinging sensations. Current topical therapies for subtype II rosacea are limited due to tolerability concerns. For example, BPO, a common therapy for acne, is not used for the treatment of subtype II rosacea due to side effects. As encapsulated BPO, Epsolay® is designed to redefine the standard of care for the treatment of subtype II rosacea. If approved by the FDA, we expect Epsolay® to be the first product containing BPO that is marketed for the treatment of subtype II rosacea. On July 8, 2019, we announced positive top-line results from our Phase 3 program evaluating Epsolay®.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Epsolay® demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the Investigator Global Assessment (IGA) relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay® demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay® was found to be well-tolerated. On February 12, 2020, we announced positive topline results from our open-label, long-term safety study, evaluating Epsolay® for a treatment duration up to 52 weeks.  Our NDA for Epsolay® has been accepted for filing by the FDA, which originally assigned a PDUFA goal date of April 26, 2021, which has since been delayed due to COVID-19 related travel restrictions. The FDA conducted a pre-approval inspection of the production site for Epsolay® during the week of February 14, 2022.
We maintain exclusive, worldwide commercial rights for our other investigational product candidates, which consist of:

•
SGT-210 that we are developing for the treatment of various keratoderma, such as PC, PPK, etc. a group of skin conditions characterized by thickening of the skin. SGT-210 is designed to be used alone or in combination for the treatment of hyperproliferation and hyperkeratinization disorders, including PPK. On January 2, 2020, we announced the initiation of a Phase 1 clinical study of SGT-210 in patients with palmoplantar keratoderma. The Phase 1 study SGT-84-01 is a single-center, single-blinded, vehicle-controlled study designed to evaluate the bioavailability, safety and tolerability of SGT-210 as well as inform on potential efficacy.  During the third quarter of 2021, we reported that the study with respect to six (6) palmoplantar keratoderma (PPK) patients has been completed and indicated modest improvement and a favorable safety profile.

•
We are conducting pre-clinical testing to explore the possible activity of SGT-210, SGT-310 and SGT-510 in various new pharmaceutical indications. A total of 25 provisional patent applications for these investigational drug candidates have been submitted to date, including patent applications covering the use of tapinarof in ophthalmic disorders such as dry eye, uveitis, and blepharitis with or without demodex involvement.

We are also currently developing a portfolio of two generic programs related to four generic drug candidates in collaboration with Padagis, by assignment from Perrigo.

In June 2021, we entered into two exclusive license agreements with Galderma, each for a period of five years following Galderma’s first commercial sale of the applicable product in the U.S., pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo®, and, if approved by the FDA, Epsolay®, including promotion and distribution, and we are responsible for obtaining all regulatory approvals of the products until approval in the U.S. Following approval, Galderma will assume responsibility for all filings and communications with regulatory authorities in the U.S. until expiration of the applicable license agreement. In connection with the licenses, we and Galderma have entered into a three party supply agreement with Douglas Manufacturing Limited, which will supply Galderma the Twyneo® product, and Galderma is responsible for entering into a supply agreement with a third party for the supply of the Epsolay® product, once approved.  In consideration for the grant of such rights, we are entitled to of up to $11 million in upfront payments to us and regulatory approval milestone payments. We are also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.

The following chart represents our current investigational and generic product candidate pipeline:
Our Approved Product and Investigational Product Candidates

Twyneo® for Acne
Using our proprietary, silica-based microencapsulation technology platform, we developed Twyneo® to become a preferred treatment for acne by dermatologists and their patients.
Twyneo® is a novel, once-daily, non-antibiotic topical cream containing a fixed-dose combination of encapsulated benzoyl peroxide and encapsulated tretinoin that we developed for the treatment of acne. Studies have shown that benzoyl peroxide and tretinoin are effective in treating acne as monotherapies; moreover, according to an article in the American Academy of Dermatology (2009), dermatologists recommend combining the two monotherapies as a first-line approach for acne, but a drug-drug interaction that causes the degradation of tretinoin has previously prohibited the development of a combination therapy. By encapsulating the two agents separately through the use of our technology platform, Twyneo® is designed to be a fixed-dose combination that otherwise would not be stable. Similar to other combination drug products, such as clindamycin and benzoyl peroxide, Twyneo® is required to be kept refrigerated throughout the supply chain and then stored in ambient conditions upon its distribution to patients. Pre-clinical data suggests that Twyneo® may be more tolerable than generic tretinoin gel 0.1% and Epiduo, a branded fixed-dose combination of benzoyl peroxide and adapalene, without a corresponding loss in efficacy. In addition, Epiduo and its successor Epiduo Forte contain adapalene as opposed to tretinoin, which is widely considered to be more effective than adapalene, but generally causes greater irritation. We expect that Twyneo® will compete directly with Winlevi, Aklief, Epiduo and Epiduo Forte. We have utilized the FDA’s 505(b)(2) regulatory pathway in seeking approval of Twyneo® in the United States.

On December 30, 2019, we announced top-line results from two pivotal Phase 3 clinical trials evaluating Twyneo® for the treatment of acne. Twyneo® met all co-primary endpoints in both Phase 3 trials. The Phase 3 program enrolled an aggregate of 858 patients aged nine and older in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Twyneo® demonstrated statistically significant improvement in each of the co-primary endpoints of (1) the proportion of patients who succeeded in achieving at least a two grade reduction from baseline and Clear (grade 0) or Almost Clear (grade 1) at Week 12 on a 5-point Investigator Global Assessment (IGA) scale, (2) an absolute change from baseline in inflammatory lesion count at Week 12, and (3) and an absolute change from baseline in non-inflammatory lesion count at Week 12. Twyneo® was approved for marketing by the FDA in July 2021.
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

Twyneo® Phase 3 Trial Design
The pivotal Phase 3 clinical program evaluating the safety and efficacy of Twyneo® in subjects with acne vulgaris enrolled an aggregate of 858 patients aged nine and older, with moderate-to-severe acne in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Patients were randomized at a 2:1 ratio to be treated once-daily with either Twyneo® (n=571) or vehicle cream (n=287) for 12 weeks.

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

Twyneo® Phase 3 Trial Results

As outlined below Twyneo® met all co-primary endpoints in both Phase 3 trials.  Twyneo® demonstrated statistically significant improvement in each of the co-primary endpoints described above.
In trial SGT-65-04, 39.9% of patients treated with Twyneo® achieved success in IGA versus 14.3% in the vehicle treated group (P<0.001) at week 12. In trial SGT-65-05, 26.8% of patients treated with Twyneo® achieved success in IGA versus 15.1% in the vehicle group (P=0.017) at week 12.  In trial SGT-65-04, the absolute mean change from baseline of inflammatory lesion count for Twyneo® was -21.6 versus -14.8 for the vehicle group (P<0.001) at week 12. In trial SGT-65-05, the absolute change from baseline of inflammatory lesion count for Twyneo® was -16.2 versus -14.1 for the vehicle group (P=0.021) at week 12.  In trial SGT-65-04, the absolute mean change from baseline of non-inflammatory lesion count for Twyneo® was -29.7 versus -19.8 for the vehicle group (P<0.001). In trial SGT-65-05, the absolute mean change from baseline of non-inflammatory lesion count for Twyneo was -24.2 versus -17.4 for the vehicle group (P<0.001) at week 12.
In both trials, Twyneo® appeared to be generally safe and well-tolerated and the majority of local skin reactions, when reported, were mild or moderate and improved over time. A total of 18 subjects discontinued treatment in both trials due to treatment emergent adverse events. There were no treatment-related serious adverse events and four unrelated serious adverse events (one Twyneo® (depression), three vehicle) were reported across both trials.
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
Epsolay® for Subtype II Rosacea
Epsolay® Overview
Epsolay® is a once-daily investigational topical cream containing 5% encapsulated benzoyl peroxide that we have developed  for the treatment of papulopustular (subtype II) rosacea. We believe Epsolay® has the potential to become the first product to contain encapsulated benzoyl peroxide for the treatment of subtype II rosacea and, if approved by the FDA, has the potential to redefine the standard of care for the treatment of inflammatory lesions associated with subtype II rosacea. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne, except that comedones are absent, and patients may report associated burning and stinging sensations. We expect that Epsolay®, if approved by the FDA, will compete directly with Soolantra. We  utilized the FDA’s 505(b)(2) regulatory pathway in seeking approval of Epsolay® in the United States. On July 8, 2019, we announced positive top-line results from our Phase 3 program evaluating Epsolay®.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Epsolay® demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the Investigator Global Assessment (IGA) relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay® demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay® was found to be well- tolerated. On February 12, 2020, we announced positive topline results from our open-label, long-term safety study, evaluating Epsolay® for a treatment duration up to 52 weeks.  Our NDA for Epsolay® has been accepted for filing by the FDA, which originally assigned a PDUFA goal date of April 26, 2021, which has since been delayed due to COVID-19 related travel restrictions. The FDA conducted a pre-approval inspection of the production site for Epsolay® during the week of February 14, 2022.

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

Epsolay® is an innovative topical cream, and if approved by the FDA, would be the first product containing benzoyl peroxide for the treatment of subtype II rosacea.
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
Epsolay® Phase 3 Trial Results
As outlined below, Epsolay demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the IGA relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay® demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. Epsolay® demonstrated a favorable safety and tolerability profile similar to vehicle.

In study SGT 54-01, patients in the Epsolay® and vehicle treatment groups had a baseline mean inflammatory lesion count of 25.7 and 26.3, respectively. The proportion of patients with “moderate” (3) or “severe” (4) IGA in the Epsolay® treatment group was 86.4% and 13.6%, respectively, and 88.1% and 11.9%, respectively, in the vehicle treatment group.  In study SGT 54-02, patients in Epsolay® and vehicle treatment groups had a baseline mean inflammatory lesion count of 29.8 and 27.5, respectively. The proportion of patients with “moderate” (3) or “severe” (4) IGA in the Epsolay treatment group was 90.8% and 9.2%, respectively, and 91.8% and 8.2%, respectively, in the vehicle treatment group.

As outlined below, Epsolay® met all co-primary endpoints in both Phase 3 trials.  Epsolay® demonstrated statistically significant improvement in each of the co-primary endpoints described above.
In study SGT 54-01, 43.5% of patients treated with Epsolay achieved success in IGA versus 16.1% in the vehicle treated group (P<0.001) at week 12.  In Study 54-02, 50.1% of patients treated with Epsolay® achieved success in IGA versus 25.9% in the vehicle group (P<0.001) at week 12.   In study SGT 54-01, the absolute change from baseline of inflammatory lesion count for Epsolay was -17.4 versus -9.5 for the vehicle group (P<0.001) at week 12. In study SGT 54-02, the absolute change from baseline of inflammatory lesion count for Epsolay was -20.3 versus -13.3 for the vehicle group (P<0.001) at week 12.
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

The following chart presents the absolute change from baseline in the number of inflammatory acne lesions at week 12:

The following chart presents the percent change from baseline in the number of inflammatory acne lesions at week 12:

SECONDARY ENDPOINT (ITT)

Inflammatory Lesion Percent Change From Baseline to Week 12
Vehicle
EPSOLAY®
Vehicle
EPSOLAY®
0%
-20%
-40%
-60%
-80%
-38.3%
-68.2%
-46.0%
-69.4%
P<0.001
P<0.001
Study 54-01
Study 54-02

In both studies, Epsolay® demonstrated a favorable safety and tolerability profile similar to vehicle, with a low rate of cutaneous side effects (e.g., dryness, scaling, itching and burning/stinging) comparable to vehicle. Adverse events were primarily mild to moderate in severity with the most frequently reported adverse events across both studies being application site erythema and application site pain reported by less than 3.4% of subjects. There were no treatment-related serious adverse events, with a combined total of two unrelated serious adverse events (1 Epsolay®, 1 vehicle) reported across both trials.
Out of the 733 subjects who enrolled in both studies, 721 subjects were included in the safety population, and a combined total of 10 subjects (9 Epsolay®, 1 vehicle) discontinued treatment due to an adverse event across both trials. The most common reasons for subjects not completing the study in both groups (active and vehicle) were the withdrawal of informed consent (25 subjects, 3.4%), and loss to follow-up (17 subjects, 2.3%).

Long-Term Safety Study Results for Epsolay®
On February 12, 2020, we announced positive topline results from our open-label, long-term safety study, SGT -54-07, evaluating Epsolay® for a treatment duration up to 52 weeks. The study enrolled 547 subjects, all of whom had completed 12 weeks of treatment with Epsolay® or vehicle in the preceding double-blind Phase 3 studies. Patients continued onto open-label treatment with Epsolay® once-daily for up to an additional 40 weeks. The safety population of 535 subjects received Epsolay® therapy for an overall period of at least 28 weeks. Of these 535 subjects, 209 subjects completed 52 weeks of treatment with Epsolay, exceeding the sample size requirements previously defined by the FDA for the Epsolay® one-year safety evaluation.
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
SGT-210 for Keratodermas
SGT-210 that we are developing for the treatment of keratoderma, such as PPK, a group of skin conditions characterized by thickening of the skin. SGT-210 is designed to be used alone or in combination for the treatment of hyperproliferation and hyperkeratinization disorders, including PPK. On January 2, 2020, we announced the initiation of a Phase 1 clinical study of SGT-210 in patients with palmoplantar keratoderma. The Phase 1 concept study SGT-84-01 is a single-center, single-blinded, vehicle-controlled study designed to evaluate the bioavailability, safety and tolerability of SGT-210 as well as inform on potential efficacy. During the third quarter of 2021, we reported that the study with respect to six (6) palmoplantar keratoderma (PPK) patients has been completed and indicated modest improvement and a favorable safety profile
SGT-210, SGT-310 and SGT-510 potentially for psoriasis and other medical conditions
We are conducting pre-clinical testing to explore the possible activity of SGT-210, SGT-310, and SGT-510 in various new pharmaceutical indications. Approximately 25 provisional patent applications for these project candidates have been submitted to date, including patent applications covering the use of tapinarof in ophthalmic disorders such as dry eye, uveitis, and blepharitis with or without demodex involvement.
Generic Drug Product Candidates
In addition to our investigational product candidates, we are also currently developing a portfolio of two generic topical dermatological related to four generic drug candidates in collaboration with Padagis by assignment from Perrigo. Padagis has significant experience in the development of generic drugs.

We previously had collaboration arrangements with Perrigo to develop a portfolio of 11 generic topical dermatological products. In November 2021, we announced that we had signed an agreement with Padagis, pursuant to which we sold our rights related to 10 generic collaborative agreements between the parties. Under the terms of this agreement with Padagis, effective as of November 1, 2021, we are to unconditionally receive $21.5 million over 24 months, in lieu of our share in the ten generic programs, two of which were approved by the FDA, and eight of which are unapproved.  Pursuant to the agreement, effective as of November 1, 2021, we ceased paying any outstanding and future operational costs related to these 10 collaborative agreements.

We currently have two collaboration agreements with Padagis for the development, manufacturing and commercialization of two generic product candidates.  Under such agreements, Padagis will conduct the regulatory (if relevant), scientific, clinical and technical activities necessary to develop the generic product candidates and seek regulatory approval with the FDA for the generic product candidates. If approved by the FDA, Padagis has agreed to commercialize the generic product candidates in the United States.  We and Padagis will share the development costs and the gross profits generated from the sales of the generic product candidates, if approved by the FDA.
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
Intellectual Property
Our intellectual property and proprietary technology are directed to the development, manufacture and sale of Twyneo®, Epsolay® and our other investigational product candidates, SGT-210, SGT-310, SGT-510 . We seek to protect our intellectual property, core technologies and other know-how, through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others.
We will be able to protect our technology from unauthorized use by third parties only to the extent it is covered by valid and enforceable patents or is effectively maintained as trade secrets. Patents and other proprietary rights are an essential element of our business. If any of the below described applications are not approved, or any of the below described patents are invalidated, deemed unenforceable or otherwise successfully challenged, such loss would have a material effect on the commercialization of our Investigational product candidates and our future prospects.
Our patent portfolio that is directed to Twyneo® Epsolay® and our other investigational product candidates includes 144 patents and patent applications and claims processes for manufacture (including silica microencapsulation platform and other technologies), formulations, composition of matter, and methods of use. Of these 144 patents and patent applications, 78 are granted patents (11 in the United States and 67 in other countries) and 66 are pending applications (32 in the United States and 34 in other countries).
For Twyneo®, we have obtained patent protection for the composition of matter in the United States, Canada, Japan, Mexico (with a term until 2028) and we have an allowed application claiming composition of matter in the European Patent Office. There are four patent families protecting the process for the encapsulation of the active agents of our Twyneo® product (one patent family has patents granted in Canada, India, Mexico, Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom) and Japan (with a term until 2028) and applications pending in the United States; the second patent family has patents granted in Mexico, Canada and the United States (with a term until 2029) and an application pending in the United States; the third patent family has patents granted in Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom), China, India, Japan, Canada, Mexico and the United States (with a term until 2030) and applications pending in the United States); and the fourth patent family has patents granted in Canada, China, Israel, India, Mexico and the United States). We own pending patents for the formulation of our Twyneo® product in the United States (with a term until 2032), and patents granted in China, Japan, Canada, Mexico and Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland, United Kingdom) (with a term until 2032). We have pending patent applications in the United States for the composition of our Twyneo® product and one patent granted in the United States for the method of treatment of Twyneo® (with a term until 2038). We have five trademarks registered for our Twyneo® product in Israel, Europe, the United States and Canada.

For Epsolay®, we have obtained patents in China, Canada, Japan, Europe, Mexico and the United States (with a term until 2032) covering the composition for topical treatment of rosacea. We have further pending applications for this composition in the United States. There are two patent families directed to the process for encapsulation of the active agents of Epsolay® (one patent family has granted patents in Canada, India, Mexico, Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom) and Japan (with a term until 2028) and pending applications in the United States; and the second patent family has patents granted in Canada, China, Israel, India, Mexico and the United States). We also have 2 granted patents in the United States (with a term until 2040) and 14 patent applications pending covering the methods of use of Epsolay® for the treatment of rosacea.
We have one published international application and 3 pending applications in the United States covering the compositions of Epsolay® and Twyneo®, the processes for the encapsulation of the active agents of our Epsolay® and Twyneo®, and the methods of use.

We have four registered trademarks in Europe, Canada, the United States and Israel. These registrations cover potential brand names for our Epsolay® in Israel, Europe, Canada and the United States.
For SGT-210, we have 16 pending applications in China, Canada, Japan, Korea, Europe, Mexico and the United States, the refer to methods and compositions of use.
For SGT-310, we have 15 pending applications in China, Canada, Japan, Korea, Europe, Mexico and the United States, that refer to compositions per se, compositions for use, methods of treatments, regimens and kits.
For SGT-510, we have nine pending applications in China, Canada, Japan, Korea, Europe, Mexico and the United States, that refer to refer to compositions per se, dosage forms, methods of treatment, and regimens.
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

There are numerous companies that have branded or generic products or product candidates in the dermatology market. Among them are Aclaris Therapeutics, Inc., Akorn, Inc., Almirall S.A., Aqua Pharmaceuticals LLC, Bayer HealthCare AG, Cassiopea SpA,  Vyne Pharmaceuticals Ltd., Galderma Pharma S.A., Glenmark Pharmaceuticals Ltd., G&W Laboratories, Inc., LEO Pharma A/S, Mylan N.V., Novan, Inc., Novartis AG, Novum Pharma, LLC, Perrigo Company plc, Pfizer, Inc., Spear Therapeutics, Ltd., Sun Pharmaceutical Industries Ltd., Teligent, Inc., Teva Pharmaceutical Industries Ltd. and Bausch Health Companies Inc.
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
Twyneo® and Epsolay® target the well-established acne and rosacea markets. We expect Twyneo®, and if approved by the FDA, Epsolay®, to compete with current standard-of-care treatments, whether branded, generic or over-the-counter, as well as with new treatments to be approved in the future. The current standard-of-care for acne includes topical anti-bacterial drugs such as benzoyl peroxide that are broadly available over-the-counter, prescription drug products that are based on single retinoid drug products such as Differin, Atralin, Retin-A, Retin-A Micro, Tazorac and Altreno, fixed-dose combinations of benzoyl peroxide and adapalene such as Epiduo and Epiduo Forte, fixed-dose combinations of benzoyl peroxide and clindamycin such as Duac, Benzaclin, Onexton and Acanya, fixed-dose combinations of tretinoin and clindamycin such as Ziana and Veltin, topical antiandrogen such as Winlevi and topical antibiotics such as Aczone and Amzeeq. The current standard of care for rosacea includes Metrogel, Finacea, Soolantra and the recently launched Zilxi, as well as oral Oracea (doxycycline embedded in a technology platform). As a fixed-dose combination product candidate, Twyneo® may also compete with drug products utilizing other technologies that can separate two drug substances, such as dual chamber tubes, dual pouches or dual sachets. In addition to these products, our generic drug product candidates are expected to face direct competition from branded drugs and authorized generics which are prescription drugs produced by the branded pharmaceutical companies and marketed under a private label, at generic prices.
Marketing, Sales and Distribution
We currently have limited sales, marketing and distribution capabilities. In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo®, and, if approved by the FDA, Epsolay®.  Pursuant to the agreement, we are entitled to consideration of up to $11 million in upfront payments to us and regulatory approval milestone payments. We are also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.  We also expect to collaborate with third parties that have sales and marketing experience in order to commercialize our other investigational product candidates, if approved by the FDA for commercial sale, in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements for our other product candidates on acceptable terms or at all, we may not be able to successfully commercialize them. In other markets, we also expect to selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our product candidates.

Manufacturing
For the supply of current good manufacturing practice-grade, or cGMP-grade and clinical trial materials we rely on and expect to continue to rely on third-party contract manufacturing organizations, or CMOs, or on in-house manufacturing capabilities. As of August 2018, our in-house manufacturing operations have been audited for current good manufacturing, or cGMP, compliance, and were granted a cGMP certification by the Israel Ministry of Health. This certification allowed us to manufacture Twyneo® and its intermediates to support Phase 3 clinical trials. This cGMP certification expired in 2020, and since no other manufacturing for Phase 3 clinical trials is planned at the Company during 2021, the Company and the Israel Ministry of Health have mutually concluded that the cGMP certification will be reassessed and renewed for other products as they reach relevant stages of development. ISO 14001:2015 and ISO 45001:2018certifications continue to be maintained and are due for renewal in May 2024 and March 2021, respectively. For commercial manufacturing of our products, we intend to rely solely on CMOs. It is our policy to have multiple or alternative sources where possible for every service and material we use in our products.

Government Regulation
Regulation by governmental authorities in Israel, the United States and other countries is a significant factor in the development, manufacture and commercialization of our product candidates and in our ongoing research and development activities. Our business is subject to extensive government regulation in Israel for its manufacturing activities involving drug products, drug product intermediates, and drug product active substances to be used in Phase 1 and Phase 2 clinical trials.
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
Under the PDUFA, the FDA has agreed to certain performance goals in the review of NDAs through a two-tiered classification system, Standard Review and Priority Review. An NDA is eligible for Priority Review if the product candidate is designed to treat serious or life-threatening disease or condition, and if approved by the FDA, would provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition compared to marketed products. For new molecular entities, or NMEs, such as those typically submitted in 505(b)(1) NDAs, the FDA endeavors to review applications subject to Standard Review within 10 months 60-day filing date, or within 6 months of the 60-day filing date for Priority Review. For non-NMEs, such as those typically submitted in 505(b)(2) NDAs, FDA’s goal is to review applications subject to Standard Review within 10 months of receipt, and those subject to Priority Review within 6 months of receipt. The FDA, however, may not approve a drug within these established goals, as the review process is often significantly extended by FDA requests for additional information or clarification, and its review goals are subject to change from time to time.
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
The FDA also may require post-marketing testing, or Phase IV testing, as well as surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of our product candidates.
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
Separately, in the event the FDA makes a written request for pediatric data relating to a drug product, an NDA sponsor who submits such data may be entitled to pediatric exclusivity. Pediatric exclusivity is a type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing non-patent exclusivity.
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

505(b)(2) NDAs
Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendments, and permits the filing of an NDA where at least some of the information required for approval comes from studies or trials not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2) typically serves as an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous findings of safety and effectiveness is scientifically appropriate, it may eliminate the need to conduct certain pre-clinical studies or clinical trials for the new product. The FDA may also require companies to perform additional studies or measurements, including clinical trials, to support the change from the approved branded reference drug. The FDA may then approve the new product candidate for all, or some, of the labeled indications for which the branded reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.
Orange Book Listing
In seeking approval for a drug through an NDA, including a 505(b)(1) and 505(b)(2) NDA, applicants are required to list with the FDA certain patents whose claims cover the applicant’s product or method of using the product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in the FDA’s publication of Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book.” Any applicant who submits an ANDA seeking approval of a generic equivalent of a drug listed in the Orange Book or a Section 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA (1) that no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) that such patent has expired; (3) the date on which such patent expires; or (4) that such patent is invalid or will not be infringed upon by the manufacture, use, or sale of the drug product for which the application is submitted. This last certification is known as a Paragraph IV certification. The applicant may also elect to submit a “section viii” statement certifying that its proposed label does not contain (or carves out) any language regarding a patented method-of-use rather than certify to a listed method-of-use patent.

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
Further, although applications submitted in a Section 505(b)(1) NDA are not subject to the same patent certification requirements as Section 505(b)(2) applications or ANDAs, and are not associated with litigation under the Hatch-Waxman Act, applicants may still face non-Hatch-Waxman patent litigation for products developed through the Section 505(b)(1) pathway.
Non-Patent Exclusivity
In addition to patent exclusivity, NDA holders may be entitled to a period of non-patent exclusivity, during which the FDA cannot approve an ANDA or 505(b)(2) application that relies on the listed drug. For example, a pharmaceutical manufacturer may obtain five years of non-patent exclusivity upon NDA approval of a new chemical entity, or NCE, which is a drug that contains an active moiety that has not been approved by FDA in any other NDA. An “active moiety” is defined as the molecule or ion responsible for the drug substance’s physiological or pharmacologic action. During the five year exclusivity period, the FDA cannot accept for filing any ANDA seeking approval of a generic version of that drug or any 505(b)(2) NDA for the same active moiety and that relies on the FDA’s findings regarding that drug, except that FDA may accept an application for filing after four years if the ANDA or 505(b)(2) applicant makes a Paragraph IV certification.
Another form of non-patent exclusivity is clinical investigation exclusivity. A drug, including one approved under Section 505(b)(2), may obtain a three-year period of exclusivity for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical investigations (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted or sponsored by the applicant. Should this occur, the FDA would be precluded from approving any ANDA or 505(b)(2) application for the protected modification until after that three-year exclusivity period has run. However, unlike NCE exclusivity, the FDA can accept an application and begin the review process during the exclusivity period.

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

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We or Galderma may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of Epsolay® and Twyneo®. For example, Epsolay® and Twyneo® may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.
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

Healthcare Reform
In March 2010, the President of the United States signed the ACA, one of the most significant healthcare reform measures in decades. The ACA substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the pharmaceutical industry. The ACA contained a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse, which impacted existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.  Additionally, the ACA increased the minimum level of rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%, and imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.
Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 and a 1% reduction from April 1, 2022 through June 30, 2022, unless additional Congressional action is taken. Additionally, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, beginning January 1, 2024.

The cost of prescription pharmaceuticals in the United States has also been the subject of considerable discussion. There have been several Congressional inquiries, as well as proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. For example, the Build Back Better Act, if enacted, would introduce substantial drug pricing reforms, including the establishment of a drug price negotiation program within the U.S. Department of Health and Human Services that would require manufacturers to charge a negotiated “maximum fair price” for certain selected drugs or pay an excise tax for noncompliance, and the establishment of rebate payment requirements on manufacturers under Medicare Parts B and D. If the Build Back Better Act is not enacted, similar or other drug pricing proposals could appear in future legislation.  Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect that additional state and federal healthcare initiatives will be adopted in the future, any of which could impact the coverage and reimbursement for drugs, including Twyneo®, and if approved by the FDA, Epsolay®.

Healthcare Laws and Regulations
Our current and future business operations may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, price reporting and physician and other healthcare provider payment transparency laws. Some of our pre-commercial activities are subject to some of these laws.

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

The Affordable Care Act imposed, among other things, new annual reporting requirements for covered manufacturers for certain payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (nurse practitioners, certified nurse anesthetists, physician assistants, clinical nurse specialists, anesthesiology assistants and certified nurse midwives), and teaching hospitals, as well as certain ownership and investment interests held by physicians as defined by statute and their immediate family members.
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
Data Privacy and Security Laws
Numerous state, federal and foreign laws, regulations and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information, and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.
Innovation Authority
We have received royalty-bearing grants from the government of Israel through the IIA, for the financing of a portion of our research and development expenditures in Israel.
Under the Innovation Law and the IIA’s rules and guidelines, recipients of grants, or Recipient Company(ies), are subject to certain obligations and restrictions with respect to the use of their IIA Funded Know-How, including, the following:
•
Royalty Payment Obligation. In general, the Recipient Company is obligated to pay the IIA royalties from the revenues generated from the sale of products (and related services), whether received by the grant recipient or any affiliated entity, developed (in all or in part), directly or indirectly, as a result of, an Approved Program, or deriving therefrom, at rates which are determined under the IIA’s rules and guidelines (currently a yearly rate of between 3% to 5% on sales of products or services developed under the Approved Programs, depending on the type of the Recipient Company — i.e., whether it is a “Small Company,” or a “Large Company” as such terms are defined in the IIA’s rules and guidelines), up to the aggregate amount of the total grants received by the IIA, plus annual interest based on LIBOR (as determined in the IIA’s rules and guidelines);

•
Reporting Obligations. The Innovation Law and the IIA’s rules and guidelines impose on the Recipient Company certain reporting obligations (such as, periodic reports regarding the progress of the research and development activities under the Approved Program and the related research expenses, and regarding the scope of sales of the Recipient Company's products);

•
Local Manufacturing Obligation. Products developed using the IIA grants must, as a general matter, be manufactured in Israel. The Recipient Company is prohibited from manufacturing products developed using these IIA grants outside of the State of Israel without receiving prior approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which requires only a notice, while the IIA has a right to deny such transfer within 30 days following the receipt of such notice). If the Recipient Company receives approval to manufacture products developed with IIA grants outside of Israel, it will be required (except for certain cases) to pay increased royalties to the IIA, up to 300% of the grant amount plus interest at annual rate based on LIBOR, depending on the manufacturing volume that is performed outside of Israel. The Recipient Company may also be subject to an accelerated royalty repayment rate. A Recipient Company also has the option of declaring in its IIA grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval following the receipt of the grant and avoiding the need to pay increased royalties to the IIA; and

•
IIA Funded Know-How transfer limitation. Under the Innovation law and the IIA’s rules and guidelines, a Recipient Company is prohibited from transferring the IIA Funded Know-How outside of Israel except under limited circumstances, and only with the approval of the Research Committee and in certain circumstances, subject to certain payments to the IIA calculated according to formulas provided under the IIA’s rules and guidelines (which are capped to amounts specified under such rules and guidelines, generally up to 6 time the grants received plus interest). The scope of the support received, the royalties that have already paid to the IIA, the amount of time that has elapsed between the date on which the know-how was transferred and the date on which the IIA grants were received and the sale price and the form of transaction will be taken into account in calculating the amount of the payment to the IIA in the event of a transfer of IIA Funded Know-How outside of Israel. A transfer for the purpose of the Innovation Law and the IIA rules means an actual sale of the IIA-funded know-how, or any other transaction which in essence constitutes a transfer of the know-how (such as providing an exclusive license to a foreign entity for R&D purposes, which precludes the IIA funded company from further using such IIA Funded Know-How). A mere license solely to market products resulting from the IIA Funded Know-How would not be deemed a transfer for the purpose of the Innovation Law. Upon payment of such redemption fee, the IIA Funded Know-How and the manufacturing rights of the products supported by such IIA funding cease to be subject to the Innovation Law.

Subject to the IIA’s prior approval, a grant recipient may transfer IIA Funded Know-How to another Israeli company. If IIA Funded Know-How is transferred to another Israeli entity, the transfer would still require IIA approval but will not be subject to the payment of the redemption fee (we note that there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation). In such case, the acquiring company would have to assume all of the selling company’s responsibilities towards the IIA as a condition to IIA approval.

•
IIA Funded Know-How license limitation. The IIA has published certain rules and guidelines with respect to the grant to a foreign entity of the right to use the IIA Funded Know-How for R&D purposes. According to these rules, the grant to a foreign entity of a right to use the IIA Funded Know-How (which does not entirely prevent the IIA funded company from using the Funded Know-How) is subject to receipt of the IIA’s prior approval. This approval is subject to payment to the IIA in accordance with the formulas stipulated in these rules (such payment shall be no less than the amount of the IIA grants received (plus annual interest), and no more than the cap stated in the IIA rules and will generally be due only upon the receipt of the license fee from the licensee).

The abovementioned rules include a mechanism with respect to the grant of a license by a Recipient Company (which is part of a multinational corporation) to its group entities to use its IIA Funded Know-How. Such license is subject to the IIA’s prior approval and to the payment of 5% royalties from the income deriving from such license, with the cap of the royalties increasing to 150% of the grant amount. Such mechanism includes certain restrictions which must be met in order to be able to enjoy such lower royalty payment.

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
The government of Israel does not own intellectual property rights in technology developed with IIA funding and there is no restriction on the export of products manufactured using technology developed with IIA funding. However, the IIA Funded Know-How is subject to transfer of know-how and manufacturing rights restrictions as described above. The IIA’s approval is not required for the export of any products resulting from the IIA research or development grants.
We may not receive from the IIA the required approvals for any actual proposed transfer and, if received, we may be required to pay the IIA certain payments calculated according to formulas provided under the IIA’s rules and guidelines.
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
Overview
We are a dermatology company focused on identifying, developing and commercializing investigational and generic topical drug products for the treatment of skin diseases. In addition to Twyneo®, which has been approved by the FDA, our current product candidate pipeline consists of clinical stage and early-stage investigational product candidates, some of which leverage our proprietary, silica-based microencapsulation technology platform, and several generic product candidates across multiple indications. Twyneo®, is a novel, once-daily, investigational non-antibiotic topical cream that we are developing for the treatment of acne vulgaris, or acne. We completed a 726 subject, double-blind, placebo-controlled, six-arm, multi-center Phase II clinical trial designed to assess the safety and efficacy of Twyneo® in subjects with facial acne. In this trial, Twyneo® demonstrated statistically significant improvements in all pre-defined co-primary and secondary efficacy   endpoints, as compared to vehicle.
On December 30, 2019, we announced top-line results from two pivotal Phase 3 clinical trials evaluating Twyneo® for the treatment of acne. Twyneo® met all co-primary endpoints in both Phase 3 trials. The Phase 3 program enrolled an aggregate of 858 patients aged nine and older in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Twyneo® demonstrated statistically significant improvement in each of the co-primary endpoints of (1) the proportion of patients who succeeded in achieving at least a two grade reduction from baseline and Clear (grade 0) or Almost Clear (grade 1) at Week 12 on a 5-point Investigator Global Assessment (IGA) scale, (2) an absolute change from baseline in inflammatory lesion count at Week 12, and (3) and an absolute change from baseline in non-inflammatory lesion count at Week 12. In addition, Twyneo® was found to be well-tolerated. Twyneo® was approved for marketing by the FDA in July 2021.

Our investigational product candidate, Epsolay®, is a novel, once-daily investigational topical cream containing encapsulated benzoyl peroxide that we are developing for the treatment of papulopustular (subtype II) rosacea. On July 8, 2019, we announced positive top-line results from our Phase 3 program evaluating Epsolay®.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Epsolay® demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the Investigator Global Assessment, or IGA, relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay® demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay® was found to be well-tolerated.
On February 12, 2020, we announced positive topline results from our open-label, long-term safety study, evaluating Epsolay® for a treatment duration up to 52 weeks. The study enrolled 547 subjects, all of whom had completed 12 weeks of treatment with Epsolay® or vehicle in the preceding double-blind Phase 3 studies. Patients continued onto open-label treatment with Epsolay once-daily for up to an additional 40 weeks. The safety population of 535 subjects received Epsolay® therapy for an overall period of at least 28 weeks. Of these 535 subjects, 209 subjects completed 52 weeks of treatment with Epsolay®, exceeding the sample size requirements previously defined by the FDA for the Epsolay® one-year safety evaluation. Our NDA for Epsolay® has been accepted for filing by the FDA, which originally assigned a PDUFA goal date of April 26, 2021, which has since been delayed due to COVID-19 related travel restrictions. The FDA conducted a pre-approval inspection of the production site for Epsolay® on February 14, 2022.
Our other investigational product candidates are SGT-210 that we are developing for the treatment of keratoderma, SGT-310 and SGT-510, each a potential treatment of various pharmaceutical indications.
We designed our proprietary, silica-based microencapsulation technology platform to enhance the tolerability and stability of topical drugs while maintaining their efficacy. Topical drugs often struggle to balance achieving both high efficacy and high tolerability. Our technology platform entraps active ingredients in an inert, inorganic silica shell, which creates an unnoticeable barrier between the active ingredient and the skin. The resulting microcapsules are designed to allow the entrapped active ingredients to gradually migrate through the pores of the shell and deliver active ingredient doses onto the skin in a controlled manner, resulting in improved tolerability and stability without sacrificing efficacy. By separately encapsulating active ingredients within protective silica shells, our technology platform also enables the production of novel fixed-dose active ingredient combinations that otherwise would not be stable. We believe that our microencapsulation technology has the potential to be used for topical drug products to treat a variety of skin diseases. As a result of the FDA having already approved silica as a safe excipient for topical drug products, we have submitted NDAs for Twyneo® and Epsolay® under the FDA’s 505(b)(2) regulatory pathway, which may provide for a more efficient regulatory process by permitting us to rely, in part, upon the FDA’s previous findings of safety and efficacy of an approved product.
In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo®, and, if approved by the FDA, Epsolay®.  Pursuant to the agreement, we are entitled to consideration of up to $11 million in upfront payments to us and regulatory approval milestone payments. We are also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.   We also expect to collaborate with third parties that have sales and marketing experience in order to commercialize our investigational product candidates, if approved by the FDA for commercial sale, in lieu of our own sales force and distribution systems. In other markets, we also expect to selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our product candidates.

In November 2021, we announced that we had signed an agreement with Padagis, pursuant to which we sold our rights related to 10 generic collaborative programs and retained the collaboration rights to two generic programs related to four generic drug candidates. Under the terms of the agreement with Padagis, effective as of November 1, 2021, we are to unconditionally receive $21.5 million over 24 months, in lieu of our share in ten generic programs, two of which were approved by the FDA, and eight of which are unapproved.  Pursuant to the agreement, effective as of November 1, 2021, we ceased paying any outstanding and future operational costs related to those collaborative agreements, the rights of which were sold to Padagis.
Since our inception, we have incurred significant operating losses. We incurred net losses of $24.6 million and $29.3 million for the years ended December 31, 2019, 2020 and we generated a net profit of $3.2 million for the year ended December 31, 2021, respectively. As of December 31, 2021, we had an accumulated deficit of $178.1 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from formulation development through pre-clinical development and clinical trials, seek regulatory approval and pursue commercialization of any approved product candidate. In addition, we may incur expenses in connection with the in-license or acquisition of additional product candidates.
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
A.           Operating Results
Collaboration Revenues

From 2013 until December 31, 2018, other than revenues of approximately $0.2 million and $0.1 million on royalties generated in 2017 and 2018, respectively, pursuant to sales of products overseas under past collaboration agreements with Merck, we did not recognize any revenue.  We were previously a party to collaboration agreements with Perrigo pursuant to which we shared development costs with Perrigo and shared equally the gross profits generated from sales of the product. During the year ended December 31, 2019 the Company recognized revenues from royalties related to sales of one of the products from this collaboration in the amount of $22.9 million. During the year ended December 31, 2020 the Company recognized revenues from royalties related to sales of one of the products from this collaboration in the amount of $8.7 million. During the year  ended December 31, 2021, we generated a total of $31.3  million in revenue, out of which $20.4 million were generated from the sale to Padagis of 10 generic collaborative programs, $3.3 million were generated from our collaboration agreements with Perrigo, with respect to products the rights for which were later sold to Padagis, and $7.5 million were generated from our collaboration agreement with Galderma.

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

While we are currently focused on advancing our product development, our future research and development expenses will depend on the clinical success of our product candidates, as well as ongoing assessments of the product candidates’ commercial potential. As we obtain results from clinical trials, we or our partners may elect to discontinue or delay clinical trials for one or more of our product candidates in certain indications in order to focus our resources on more promising product candidates. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.
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
Results of operations
The following table summarizes our results of operations for the indicated periods:
	Year ended December 31,
	2019	2020	2021
	(in thousands)

Collaboration Revenues	$22,904	$8,771	$23,772
License Revenues			7,500
Total Revenues	$22,904	$8,771	31,272
Research and development	40,578	27,913	20,381
General and administrative	8,276	11,091	8,451
OTHER INCOME, net	-	-	524
Total operating income (loss)	(25,950)	(30,233)	2,964
Financial income, net	1,374	943	257
Income (Loss) before income taxes	(24,576)	(29,290)	3,221
Income taxes	33		-
Income (loss) for the year	$(24,609)	$(29,290)	$3,221

Year ended December 31, 2020 compared to year ended December 31, 2021
Collaboration Revenues
We generated a total of  $31.3  million in revenue in 2021, out of which $20.4 million were generated from the sale to Padagis of 10 generic collaborative programs, $3.3 million were generated from our collaboration agreements with Perrigo, with respect to products the rights for which were later sold to Padagis, and $7.5 million were generated from our collaboration agreement with Galderma compared with $8.7 million in 2020. The increase in revenues in 2021 resulted mainly from entering into new agreements.
Research and development expenses
The following table describes the breakdown of our research and development expenses for the indicated periods:
	Year Ended December 31,
	2020	2021
	(in thousands)

Payroll and related expenses	$6,194	$5,614
Clinical and preclinical trials expenses	5,526	715
Professional consulting and subcontracted work	12,508	10,776
Other	3,685	3,276
Total research and development expenses	$27,913	$20,381

Our research and development expenses were $27.9 million for the year ended December 31, 2020 compared to $20.4 million for the year ended December 31, 2021. The decrease of $7.5 million was mainly attributed to a decrease of $4.8 million in clinical trial expenses, mainly related to mainly related to the completion of the clinical trials of Epsolay and Twyneo, a decrease of $0.6 million in payroll and related expenses mainly related to share based compensation expenses.
General and administrative expenses
Our general and administrative expenses were $11.1 million for the year ended December 31, 2020, compared to $8.5 million for the year ended December 31, 2021. The decrease of $2.6 million was mainly attributed to a decrease of $3.0 million in commercialization expenses.
Financial income, net
Our financial income, net, was $0.9 million for the year ended December 31, 2020 compared to $0.3 million for the year ended December 31, 2021.
Year ended December 31, 2019 compared to year ended December 31, 2020
This analysis can be found in Item 5 of the Company’s Annual Report on Form 20‑F for the year ended December 31, 2020.
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

B.            Liquidity and Capital Resources
Overview
Since our inception, we have devoted substantially all of our resources to developing our product candidates, building our intellectual property portfolio, developing our supply chain, business planning, raising capital and providing for general and administrative support for these operations. Other than Twyneo®, we do not currently have any approved products.
From inception through December 31, 2021, we have funded our operations primarily through proceeds from our public offerings, the issuance of equity securities to and loans and investments from our controlling shareholder, funding received from the IIA and from amounts received pursuant to past and current collaboration agreements. We automatically converted our outstanding promissory note between us and our controlling shareholder into an aggregate of 5,444,825 ordinary shares immediately prior to the closing of our initial public offering. For a description of the conversion of our shareholder loan agreement, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions — Loan Agreements with Our Controlling Shareholder.” As of December 31, 2021, our cash and cash equivalents, bank deposits and marketable securities were $43.2 million.
In July 2021, the Company entered into an ATM sales agreement with Jefferies LLC ("Jefferies"), pursuant to which the Company is entitled, at its sole discretion, to offer and sell through Jefferies, acting as sales agent, Shares having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company agreed to pay Jefferies a commission of 3.0% of the gross proceeds from the sale of shares under the facility.
From the effective date of the agreement through the issuance date of this report, 41,154 shares were sold under the program for total gross proceeds of approximately $0.5 million, leaving an available balance under the facility of approximately $24.5 million as of the issuance date of this report.
The table below summarizes our cash flow activities for the indicated periods:
	Year Ended December 31,
	2019	2020	2021
	(in thousands)

Net cash used in operating activities	$(22,500)	$(25,241)	$(7,691)
Net cash provided by (used in) investing activities	16,024	(2,694)	19,872
Net cash provided by financing activities	10,613	26,457	837
Increase (decrease) in cash and cash equivalents	$4,137	$(1,478)	$12,908

Operating Activities

Net cash used in operating activities was $25.2 million during the year ended December 31, 2020 compared to $7.7 million during the year ended December 31, 2021.
Net cash used in operating activities in the year ended December 31, 2021 primarily resulted from our income of $3.2 million during the period, $12.5 million of net changes in working capital and non-cash expenses of $0.7 million share-based compensation expenses and $0.9 million of depreciation of property and equipment.
Net cash used in operating activities in the year ended December 31, 2020 primarily resulted from our loss of $29.3 million during the period, $1.6 million of net changes in working capital and non-cash expenses of $1.2 million share-based compensation expenses and $0.9 million of depreciation of property and equipment.
Investing Activities
Net cash used in investing activities was $2.7 million during the year ended December 31, 2020, compared to net cash provided by investing activities of $19.9 million during the year ended December 31, 2021.  The 2020 net cash used in investing activities resulted mainly from $19.2 million proceeds from marketable securities, net, offset by investment of $0.5 million in property and equipment and investment of $21.4 million in bank deposits.  The 2021 net cash provided by investing activities resulted mainly from $20.1 million proceeds from marketable securities, net.
Financing Activities
Net cash from financing activities was $26.4 million during the year ended December 31, 2020, compared to $0.8 million during the year ended December 31, 2021. The decrease was principally due to our underwritten public offering and private placement in 2020, net of issuance cost, of $26.3 million.
Funding Requirements
Our primary uses of cash have been to fund working capital requirements and research and development. We expect to continue to incur net losses for the foreseeable future as we continue to invest in research and development and seek to obtain regulatory approval for and commercialize our product candidates. We believe that our existing cash resources will be sufficient to enable us to fund our operating expenses and capital expenditure requirements at least until the end of 2023, assuming the timely approval of Epsolay®. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our ability to continue as a going concern will depend on our ability to generate positive cash flow from operations and obtain additional financing, both of which are uncertain.
Developing drugs, conducting clinical trials, obtaining commercial manufacturing capabilities and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. We will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials for our product candidates, obtain regulatory approval for one or more of our product candidates, obtain commercial manufacturing capabilities and commercialize one or more of our product candidates. Our future funding requirements will depend on many factors, including, but not limited to:
•	the progress and expenses of our pre-clinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the expenses and timing of obtaining regulatory approval, if any, for our product candidates;

•	the expenses of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights; and

•	the expenses of, and timing for, expanding our manufacturing agreements for production of sufficient clinical and commercial quantities of our product candidates.

Other than revenue that we expect to generate from the commercialization of Twyneo® with an anticipated launch during the spring of 2022, and, if approved, Epsolay®, until we can generate recurring revenues, we expect to satisfy our future cash needs through existing cash resources, additional debt or equity financings or by entering into collaborations with third parties in connection with one or more of our product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. In addition, the terms of any securities we issue in future financings may be more favorable to new investors and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding. If we raise additional funds through collaborations with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to obtain adequate funds on reasonable terms, we will need to curtail operations significantly, including possibly postponing anticipated clinical trials or entering into financing agreements with unattractive terms.

C.           Research and Development, Patents and Licenses
For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Expenses”; and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2020 compared to Year ended December 31, 2021 - Research and Development Expenses.”
D.           Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.
E.           Critical Accounting Policies

Significant Accounting Policies and Estimates
We prepare our consolidated financial statements in conformity with U.S. GAAP. We describe our significant accounting policies and estimates more fully in Note 2 to our consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report. We believe that the accounting policies and estimates below are critical in order to fully understand and evaluate our financial condition and results of operations. In preparing these consolidated financial statements, our management has made estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods recognized in our financial statements. Actual results may differ from these estimates. As applicable to the consolidated financial statements included in this annual report, the most significant estimates and assumptions relate to the fair value of share-based compensation.

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

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.          Directors and Senior Management
The following table sets forth information concerning our directors and senior management, which includes members of our administrative, supervisory and management bodies, including their ages, as of the date of this annual report:
Name	Age	Position

Moshe Arkin	69	Executive Chairman of the Board of Directors
Alon Seri-Levy	60	Chief Executive Officer and Director
Gilad Mamlok	53	Chief Financial Officer
Ofer Toledano	57	Vice President Research and Development
Ofra Levy-Hacham	56	Vice President Clinical and Regulatory Affairs
Karine Neimann	50	Vice President Projects and Planning, Chief Chemist
Itzik Yosef	45	Vice President Operations
Dov Zamir	69	Vice President Special Projects
Nissim Bilman	60	Vice President Quality
Itai Arkin	33	Director
Shmuel Ben Zvi	62	Independent Director
Hani Lerman	49	Director
Yaffa Krindel-Sieradzki Jonathan B. Siegel	67 48	Independent Director Independent Director
Ran Gottfried	77	Independent External Director and Lead Independent Director
Jerrold S. Gattegno	69	External and Independent Director

Mr. Moshe Arkin has served as chairman of our board of directors since 2014. in May 2022 Mr. Moshe Arkin's role has been expanded to to Executive Chairman to reflect Mr. Arkin’s expanded role at the Company. Mr. Moshe Arkin currently sits on the board of directors of several private pharmaceutical and medical device companies including Exalenz Bioscience Ltd., a developer of advanced systems for gastrointestinal and liver disorders since 2006, SoniVie Ltd., a company developing systems for the treatment of pulmonary arterial hypertension, Digma Medical, a company developing systems to treat insulin resistance present in type 2 diabetes and other metabolic syndrome diseases, and Valcare Medical, a company developing heart valve devices. From 2005 to 2008, Mr. Moshe Arkin served as the head of generics at Perrigo Company and from 2005 until 2011 as the vice chairman of its board of directors. Prior to joining us, Mr. Moshe Arkin served as a director of cCAM Biotherapeutics Ltd., a company focused on the discovery and development of novel immunotherapies to treat cancer from 2012 until its acquisition in 2015 by Merck & Co., Inc. Mr. Moshe Arkin served as chairman of Agis Industries Ltd. from its inception in 1972 until its acquisition by Perrigo Company in 2005. Mr. Moshe Arkin holds a B.A. in psychology from the Tel Aviv University, Israel.
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

Mr. Itai Arkin became a member of our board of directors immediately following the pricing of our initial public offering. Mr. Itai Arkin currently serves as Investment Manager at Arkin Holdings Ltd.. Mr. Itai Arkin holds a B.A. in business administration (cum laude) from Interdisciplinary Center, Herzliya, Israel, and an MBA (cum laude) from Tel Aviv University. Mr. Itai Arkin is the son of Mr. Moshe Arkin, the chairman of our board of directors and sole beneficial owner of Arkin Dermatology, our controlling shareholder.

Dr. Shmuel (Muli) Ben Zvi became a member of our board of directors immediately following pricing of our initial public offering. Dr. Ben Zvi is currently a board member and member of the credit, technology, resources and strategy committees at Bank Leumi, and a board member and member of the audit committee and compensation committee of VBL Therapeutics. From 2004 to 2014, Dr. Ben Zvi held various managerial positions at Teva Pharmaceuticals Industries Ltd., including Vice President of Finance and Vice President of Strategy. From 2000 to 2004, Dr. Ben Zvi was the financial advisor to the Chief of General Staff of the Israel Defense Forces and head of the Defense Ministry budget department. Dr. Ben Zvi holds a Ph.D. in economics from Tel-Aviv University, Israel and participated in the Harvard Business School Advanced Management Program (AMP).
Ms. Hani Lerman became a member of our board of directors immediately following pricing of our initial public offering. Ms. Lerman has served as chief financial officer at Arkin Holdings since 2015. From 2010 until 2014, Ms. Lerman served as chief financial officer of Sansa Security (f/k/a Discretix Technologies), and from 2006 until 2010, she served as chief financial officer of Storwize, which was acquired by IBM in 2010. She served as a board member of Exalenz Bioscience and of Sphera Global Healthcare. She holds a Master's degree in business administration with a major in finance from Tel-Aviv University, Israel, and a B.A. in economics and accounting from Tel-Aviv University, Israel.
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

Jonathan B. Siegel became a member of our board of directors on September 13, 2018. Mr. Siegel is the founder and CEO of JBS Healthcare Ventures since formation in 2017. In June 2021, he also assumed the role of CEO and Chairman of the board of OPY Acquisition Corp. I, a public Nasdaq-listed company. Previously, he was a partner and healthcare sector head at Kingdon Capital Management from 2011 until 2017. Prior to joining Kingdon, Mr. Siegel was a healthcare portfolio manager at SAC Capital Advisors from 2005 until 2011; an associate director of pharmaceutical and specialty pharmaceutical research at Bear, Stearns & Co.; a pharmaceuticals research associate at Dresdner Kleinwort Wasserstein; and a consultant to the Life Sciences Division of Computer Sciences Corporation. Mr. Siegel has worked as a research associate at the Novartis Center for Immunobiology at Harvard Medical School and as a research assistant at Tufts University School of Medicine. He is also a director at Jaguar Health, Inc., a Nasdaq listed company, and has served on the board of advisors of Vitalis LLC, a private pharmaceutical company, since March 2019 and as a director of Napo Therapeutics S.p.A, the majority owned Italian subsidiary of Napo Pharmaceuticals and Jaguar Health, Inc. since November 2021. Mr. Siegel received a BS in Psychology from Tufts University in 1995 and an MBA from Columbia Business School in 1999.
Mr. Ran Gottfried became a member of our board of directors immediately following the pricing of our initial public offering and serves as an external director under the Companies Law and as the lead independent director. Since 1975, Mr. Gottfried has served as a chief executive officer, consultant and director of private companies in Israel and Europe in the areas of retail and distribution of pharmaceuticals, consumer and household products. Mr. Gottfried served as a director of Perrigo Company from 2006 until 2015. From 2006 until 2008, Mr. Gottfried served as chairman and chief executive officer of Powerpaper Ltd., a leading developer and manufacturer of micro electrical cosmetic and pharmaceutical patches. From 2005 until 2010, Mr. Gottfried served as a director of Bezeq, Israel’s leading telecommunications provider and from 2003 until its acquisition by Perrigo Company in 2005, Mr. Gottfried served as a director of Agis Industries Ltd. He is currently a board member and member of the audit and investment, technology and innovation and risk management committees at Shufersal Ltd.

Mr. Jerrold S. Gattegno became a member of our board of directors immediately following the pricing of our initial public offering and serves as an external director under the Companies Law. Mr. Gattegno worked in the New York, Washington D.C. and London offices of Deloitte Touche Tohmatsu Limited, a public accounting firm, from 1973 until 2015, where he served in various senior positions, including as a managing partner in Deloitte’s Washington National Tax Office, as the partner-in-charge and founding partner of Deloitte’s multistate tax practice and as managing director and principal of Deloitte Tax Overseas Services LLC. Mr. Gattegno served as a governing board member of the Hispanic Association of Colleges and Universities and a member of its finance and audit committee, from 2012 until 2015. Mr. Gattegno is a certified public accountant and holds a B.S. in accounting (cum laude) from the City University of New York and an M.B.A. in taxation (with honors) from Pace University, New York.
B.           Compensation
The aggregate compensation paid by us to our executive officers and directors for the year ended December 31, 2021 was approximately $3.4 million. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.
The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2021. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2021.
Name and Position of director or officer	Base Salary or Other Payment (1)	Value of Social Benefits (2)	Value of Equity Based Compensation Granted (3)	All Other Compensation (4)	Total
(Amounts in U.S. dollars are based on 2021 monthly average representative U.S. dollar – NIS rate of exchange)

Alon Seri-Levy / CEO	334	65	72	168	640
Gilad Mamlok / CFO	279	58	15	132	484
Ofer Toledano / VP R&D	219	60	13	95	387
Ofra Levy-Hacham / VP Clinical & RA	162	48	10	66	286
John Vieira / U.S. Head of Commercialization(5)	210	54	(51)	68	281

(1)
“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the board of directors for the year 2021.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)
Consists of the fair value of the equity-based compensation granted during 2021 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.

(4)
“All Other Compensation” includes, among other things, car-related expenses, communication expenses, basic health insurance, holiday presents, and 2019, 2020 and 2021 special bonuses that officers received.

(5)	John Viera has ceased being an employee of the Company as of November 2021.

In addition, all of our directors and executive officers are covered under our directors’ and executive officers’ liability insurance policies and were granted letters of indemnification by us.

Employment Agreements
We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. See “Item 3. Key Information – D. Risk Factors — Risks Related to Employee Matters" — Under applicable employment laws, we may not be able to enforce covenants not to compete” for a further description of the enforceability of non-competition clauses.
For information on exemption and indemnification letters granted to our directors and officers, please see “Item 6. Directors, Senior Management and Employees - C. Board Practices – Exculpation, Insurance and Indemnification of Directors and Officers”.

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

In addition, in 2018 and 2019 each of our external directors and our other independent directors received an aggregate of 11,500 Restricted Share Units ("RSUs") for the first three years of their service as a director, with a three-year vesting, , and in accordance with the Company's 2014 Share Incentive Plan, and in 2021 each of our external directors and our other independent directors received 45,000 options ("Options"), at an exercise price of $10.02 with a three-year vesting, and in accordance with the Company's 2014 Share Incentive Plan.

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

C.           Board Practices
Appointment of Directors and Terms of Officers
Our board of directors consists of eight directors, including two external directors, and appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “ Item 6. Directors, Senior Management and Employees - C. Board Practices – External Directors”). These two directors, as well as three additional directors, qualify as independent directors under the corporate governance standards of the Nasdaq corporate governance rules and the independence requirements of Rule 10A-3 of the Exchange Act.

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

•	Class II directors consist of Ms. Hani Lerman and Dr. Alon Seri-Levy, and their term will expire at our annual general meeting of our shareholders to be held in 2023; and

•	Class III directors consist of Mr. Itai Arkin and Mr. Moshe Arkin, and their term will expire at our annual general meeting of our shareholders to be held in 2024.

Mr. Ran Gattegno and Mr. Jerrold S. Gottfried serve as our external directors and will each have a term of three years.
Under our amended and restated articles of association, our board of directors may elect new directors if the number of directors is below the maximum provided therein. External directors are elected for an initial term of three years and may be elected for up to two additional three-year terms (or more) under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “Item 6. Directors, Senior Management and Employees - C. Board Practices – External Directors— Election and Dismissal of External Directors” for a description of the procedure for the election of external directors.
Under Israeli law, the chief executive officer of a public company may not serve as the chairman of the board of directors of the company unless approved by a special majority of our shareholders as required under the Companies Law.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. See “Item 6. Item 6. Directors, Senior Management and Employees - C. Board Practices – External Directors — Qualifications of External Directors.” He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that has such expertise.

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
Approval of Transactions with Related Parties
The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “Item 6. Directors, Senior Management and Employees - C. Board Practices – Duties of Directors and Officers and Approval of Specified Related Party Transactions under the Israeli Companies Law – Fiduciary Duties of Office Holders.” The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the audit committee meets the composition requirements under the Companies Law.
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

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors. Our amended and restated articles of association provide that such a transaction, which is not an extraordinary transaction, shall be approved by the board of directors or a committee of the board of directors or any other body or person (which has no personal interest in the transaction) authorized by the board of directors. If the transaction considered is an extraordinary transaction with an office holder or third party in which the office holder has a personal interest, then audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and executive officers, see “Item 6. Directors, Senior Management and Employees - C. Board Practices – Duties of Directors and Officers and Approval of Specified Related Party Transactions under the Israeli Companies Law –  Fiduciary Duties of Office Holders.”
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
Approval of Private Placements
Under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement which is intended to obviate the need to conduct a special tender offer (see “Item 10. Additional Information— Memorandum of Association – Acquisitions under Israeli Law”) or a private placement which qualifies as a related party transaction (see “Item 6. Directors, Senior Management and Employees - C. Board Practices – Duties of Directors and Officers and Approval of Specified Related Party Transactions under the Israeli Companies Law –  Fiduciary Duties of Office Holders”), approval at a general meeting of the shareholders of a company is required.

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
D.           Employees
As of December 31, 2021, we had 53 employees, all of whom are located in Israel.

	As of December 31,
	2019		2020		2021
	Company		Company		Company
	Employees	Consultants	Employees	Consultants	Employees	Consultants
Management	9		9		9
Research and development and other	52		56		44

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

E.           Share Ownership
For information regarding the share ownership of our directors and executive officers, please see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”
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
Any equity award to an office holder, director or controlling shareholder, whether under the Plan or otherwise, may be subject to further approvals in addition to the approval of the compensation committee as described above. As of December 31, 2021, options to purchase 1,329,604 ordinary shares, at a weighted average exercise price of 5.95 per share, were outstanding under our Plan.
ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.           Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2022 by:
•	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our directors, executive officers and director nominees; and

•	all of our executive officers, directors and director nominees as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 1, 2022, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 23,127,669ordinary shares outstanding as of March 1, 2022.

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
Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders
M. Arkin Dermatology Ltd. (1)	14,432,266	62.40%
Migdal Insurance & Financial Holdings Ltd.(2)	1,239,103	5.36%
Phoenix Holdings Ltd. (3)	2,574,922	11.13%

Directors and executive officers
Moshe Arkin (1)	14,518,266	62.77%
Alon Seri-Levy (4)	322,202	1.39%
Gilad Mamlok	*	*
Ofer Toledano	*	*
Ofra Levy-Hacham	*	*
Karine Neimann	*	*
Itzik Yosef	*	*
Dubi Zamir	*	*
Nissim Bilman	*	*
Itai Arkin	*	*
Ran Gottfried	*	*
Jerrold S. Gattegno	*	*
Shmuel Ben Zvi	*	*
Hani Lerman	*	*
Yaffa Krindel Sieradzki	*	*
Jonathan Siegel	*	*
All directors and executive officers as a group (17 persons)	15,376,420	66.51%

*	Less than 1%.

(1)
Based on the Schedule 13D/A filed with the SEC on April 20, 2021, Arkin Dermatology directly owns 14,432,266 ordinary shares. Mr. Moshe Arkin, the chairman of our board of directors, is the sole shareholder and sole director of Arkin Dermatology and may therefore be deemed to be the indirect beneficial owner of the ordinary shares owned directly by Arkin Dermatology. In addition, Mr. Moshe Arkin directly owns 86,000 ordinary shares.

(2)
Based on the Schedule 13G/A filed with the SEC on February 2, 2022, the ordinary shares are beneficially owned by, among others, (i) provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal Insurance & Financial Holdings Ltd, each of which operates under independent management and makes independent voting and investment decisions, (ii) companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) their own account (Nostro account).

(3)
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

(4)
Consists of options to purchase 285,188 ordinary shares exercisable within 60 days of March 1, 2022. The exercise price of these options ranges between $1.59 and $11.21 per share and the options expire between March 2025 and May 2028.

Record Holders
As of March 1, 2022, we had one holder of record of our ordinary shares in the United States, consisting of Cede & Co., the nominee of The Depository Trust Company. That shareholder held, in the aggregate, 12,189,697 ordinary shares, representing approximately 52% of the outstanding ordinary shares as of March 1, 2022. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.
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
B.           Significant Changes
Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2021.

ITEM 9.          THE OFFER AND LISTING
A.           Offer and Listing Details
Our Ordinary Shares have been trading on The Nasdaq Global Market under the symbol “SLGL” since February 1, 2018. Prior to that date, there was no public trading market for our Ordinary Shares. Our initial public offering was priced at $12.00 per share on January 31, 2018.

On April 1, 2022, the last reported closing price of our Ordinary Shares on The Nasdaq Global Market was $7.24 per share.

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
General Corporate Tax Structure in Israel
Israeli resident companies are generally subject to corporate tax at the rate of 23% in 2022. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.
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

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — 20% in 2020 (iii) non-Israeli residents — may be reduced down to 4% in 2022, subject to certain conditions under the Investment Law and to a reduced tax rate under the provisions of an applicable double tax treaty.
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
New Tax benefits under the 2017 Amendment that became effective on January 1, 2017.
The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 28, 2016, and was effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.
Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.
We currently are not entitled to tax benefits under the 2017 Amendment

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

Real Gain derived by corporations will be generally subject to the corporate tax rate of 23% in 2022.

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
In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source at a rate of 25% if the seller is an individual and at the corporate tax rate (23% in 2022) if the seller is a corporation. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

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
Excess Tax
Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 663,240 for 2022, linked to the annual change in the Israeli consumer price index, including, but not limited to income derived from, dividends, interest and capital gains.
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

For our 2019 through 2021 taxable years, we generated revenue under our then collaboration agreement with Perrigo UK Finco Limited Partnership, or Perrigo, for the development of a generic product candidate. In 20201 we sold our rights to this and other generic products and will unconditionally receive further revenue over 24 months in lieu of our share in the collaboration agreements with respect to these products.  Starting in 2021, we began generating revenue under our license agreements with Galderma for Twyneo®, and Epsolay®. See “Item 4. Information on the Company – B. Business Overview”.  Though the application of the relevant rules governing the characterization of the foregoing revenue for purposes of the PFIC income test is uncertain, we intend to take the position that, based on our involvement and management contributions throughout the development process, such revenue is non-passive for PFIC purposes. As a result, assuming we continue to earn substantial revenue from such agreements as anticipated and based on the current and anticipated value and composition of our income and assets, we do not expect that we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or for foreseeable future years. However, there are substantial factual and legal ambiguities regarding the nature of the revenue and the application of the relevant PFIC rules, and thus, the determination that such revenue is non-passive is not without doubt, and alternative characterizations are possible.

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

Foreign Currency Exchange Risk
The U.S. dollar is our functional and reporting currency. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in NIS, accounting for almost half of our expenses in the year ended December 31, 2021, all of our financing has been in U.S. dollars and the vast majority of our liquid assets are held in U.S. dollars.  Furthermore, while we anticipate that a portion of our expenses, principally salaries and related personnel expenses in Israel, will continue to be denominated in NIS, we expect to incur an increasing amount of expenses in U.S. dollars as we progress in the development and the regulatory processes of our product candidates. Changes of 5% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 2.58% during the fiscal year ended on December 31, 2021. We also have expenses, although to a much lesser extent, in other non-U.S. dollar currencies, in particular the Euro.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.

(c)           Attestation Report of Registered Public Accounting Firm
Not applicable.

(d)          Changes in Internal Controls Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
ITEM 16.          [RESERVED]
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

	Year Ended December 31,
Services Rendered	2021	2020
	(U.S. dollars in thousands)
Audit Fees (1)	192	187
Tax (2)	22	29
Other(3)	1	-
Total	215	216

(1)
Audit Fees consist of professional services rendered in connection with the audit of our consolidated financial statements, review of our consolidated quarterly financial statements, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

(2)	Tax fees relate to tax compliance, planning and advice.
(3)      Other fees relate to license fees for use of accounting research tools.
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
ITEM 16H.       MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.         DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 17.          FINANCIAL STATEMENTS
Not applicable.
ITEM 18.          FINANCIAL STATEMENTS
The financial statements required by this item are found at the end of this annual report, beginning on page F-1.
ITEM 19.          EXHIBITS
See Exhibit Index on page 147.

EXHIBIT INDEX
The exhibits filed with or incorporated into this Registration Statement are listed in the index of exhibits below.

Exhibit Number	Exhibit Description

1.1
Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on January 23, 2018).

1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.1 of Form 6-K/A filed with the Securities and Exchange Commission on August 20, 2018).

2.1	Form of Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).

2.2	Description of Share Capital (incorporated by reference to Exhibit 2.2 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2020).

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).

4.2	2014 Share Incentive Plan (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2020).

4.3 *	Compensation Policy.

4.4	Registration Rights Agreement (incorporated by reference to Exhibit 99.2 of Form 6-K filed with the Securities and Exchange Commission on February 6, 2018).

4.5 ∞
Lease Agreement by and between the Registrant and Rachel Zacks, dated as of October 10, 2007 (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on August 29, 2017).

4.6∞
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

4.14
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

4.18∞
Asset Transfer Agreement and Assignment Deed between Sol-Gel Technologies Ltd. and M. Arkin Dermatology Ltd., dated August 22, 2017 (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on January 30, 2017).

4.19† *	License Agreement between Sol-Gel Technologies Ltd. and Galderma Holding SA, dated June 21, 2021.

4.20† *	License Agreement between Sol-Gel Technologies Ltd. and Galderma Holding SA, dated June 21, 2021.

4.21† *	Supply Agreement between Sol-Gel Technologies Ltd., Galderma Holding SA, and Douglas Manufacturing Limited, dated June 21, 2021.

4.22† *	Termination Agreement between Padagis Israel Pharmaceuticals Ltd, and Sol-Gel Technologies Ltd., dated November 3, 2021.

4.23† *	Termination Agreement between Padagis Israel Pharmaceuticals Ltd, and Sol-Gel Technologies Ltd., dated November 3, 2021.

12.1 *	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 *	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 *	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 *	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 *	Consent of Independent Registered Public Accounting Firm

101
The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2021, formatted in XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

*	Filed herewith.

†
Certain confidential portions of this exhibit have been redacted from the publicly filed document because such portions are (i) not material and (ii) would be competitively harmful if publicly disclosed.

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

Date:  April 4, 2022

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Sol-Gel Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sol-Gel Technologies Ltd. and its subsidiary (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
_______, 2022	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2000.

Kesselman & Kesselman, 146 Derech Menachem Begin, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	December 31
	2020	2021
Assets
CURRENT ASSETS:
Cash and cash equivalents	$7,122	$20,085
Bank deposits	21,400	21,448
Marketable securities	21,652	1,709
Receivables from collaborative arrangements	2,153	13,065
Prepaid expenses and other current assets	1,074	800
TOTAL CURRENT ASSETS	53,401	57,107
NON-CURRENT ASSETS:
Long-term receivables from collaborative arrangements	-	7,402
Restricted long-term deposits and cash	1,293	1,298
Property and equipment, net	1,817	1,051
Operating lease right-of-use assets	1,896	1,501
Funds in respect of employee rights upon retirement	754	830
TOTAL NON-CURRENT ASSETS	5,760	12,082
TOTAL ASSETS	$59,161	$69,189
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$1,203	$766
Other accounts payable	4,088	10,145
Current maturities of operating leases	673	781
TOTAL CURRENT LIABILITIES	5,964	11,692
LONG-TERM LIABILITIES:
Operating leases liabilities	1,299	810
Liability for employee rights upon retirement	1,049	1,093
TOTAL LONG-TERM LIABILITIES	2,348	1,903
COMMITMENTS (Note 6)
TOTAL LIABILITIES	8,312	13,595
SHAREHOLDERS' EQUITY:
Ordinary shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2020 and 2021, respectively; issued and outstanding: 23,000,782 and 23,126,804 as of December 31, 2020 and December 31, 2021, respectively	635	638
Additional paid-in capital	231,577	233,098
Accumulated deficit	(181,363)	(178,142)
TOTAL SHAREHOLDERS' EQUITY	50,849	55,594
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$59,161	$69,189

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2019	2020	2021

COLLABORATION REVENUES	$22,904	$8,771	$23,772
LICENSE REVENUES	-	-	7,500
TOTAL REVENUES	22,904	8,771	31,272

RESEARCH AND DEVELOPMENT EXPENSES	40,578	27,913	20,381
GENERAL AND ADMINISTRATIVE EXPENSES	8,276	11,091	8,451
OTHER INCOME, net	-	-	524
TOTAL OPERATING INCOME (LOSS)	(25,950)	(30,233)	2,964
FINANCIAL INCOME, net	1,374	943	257
INCOME (LOSS) BEFORE INCOME TAXES	(24,576)	(29,290)	3,221
INCOME TAXES	(33)	-	-
NET INCOME (LOSS) FOR THE YEAR	$(24,609)	$(29,290)	$3,221
BASIC INCOME (LOSS) PER ORDINARY SHARE	$(1.26)	$(1.30)	$0.14
DILUTED INCOME (LOSS) PER ORDINARY SHARE	(1.26)	(1.30)	0.14
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED INCOME (LOSS) PER SHARE:
BASIC	19,534,562	22,574,688	23,063,493
DILUTED	19,534,562	22,574,688	23,566,182

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2019	18,949,968	520	190,853	(127,464)	63,909
CHANGES DURING 2019:
Net loss for the year				(24,609)	(24,609)
Vesting of restricted share units	15,332	*	*		-
Issuance of shares through public offering, net of issuance costs	1,437,500	41	10,572		10,613
Share-based compensation			2,552		2,552
BALANCE AS OF DECEMBER 31, 2019	20,402,800	561	203,977	(152,073)	52,465
CHANGES DURING 2020:
Net loss for the year				(29,290)	(29,290)
Issuance of shares and warrants through public offering, net of issuance costs	2,091,907	61	21,245		21,306
Issuance of shares and warrants through private placement from the controlling shareholder	454,628	13	4,987		5,000
Vesting of restricted share units	23,000	*
Exercise of options	28,447	*	151		151
Share-based compensation			1,217		1,217
BALANCE AS OF DECEMBER 31, 2020	23,000,782	635	231,577	(181,363)	50,849
CHANGES DURING 2021:
Net income for the year				3,221	3,221
Issuance of shares through ATM, net of issuance costs	41,154	1	504		505
Vesting of restricted share units	19,170	*	*
Exercise of options	65,698	2	330		332
Share-based compensation			687		687
BALANCE AS OF DECEMBER 31, 2021	23,126,804	638	233,098	(178,142)	55,594
* Less than 1,000.
The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2019	2020	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	$(24,609)	$(29,290)	$3,221
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation	887	946	880
Loss from disposal of property and equipment	-	-	29
Changes in accrued liability for employee rights upon retirement	38	21	(32)
Share-based compensation expenses	2,552	1,217	687
Net changes in operating leases	5	71	14
Changes in fair value of marketable securities	65	138	(125)
Finance expenses, net	50	12	55
Changes in operating asset and liabilities:
Receivables from collaborative arrangements	(4,120)	1,967	(10,912)
Prepaid expenses and other current assets	1,694	219	274
Accounts payable, accrued expenses and other	938	(542)	5,620
Long-term receivables from collaborative arrangements	-	-	(7,402)
Net cash used in operating activities	(22,500)	(25,241)	(7,691)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(597)	(449)	(143)
Bank deposits	1,000	(21,400)	(48)
Restricted long-term deposits	(10)	(21)	(5)
Investments in marketable securities	(38,702)	(32,322)	(6,716)
Proceeds from sales and maturity of marketable securities	54,333	51,498	26,784
Net cash provided by (used in) investing activities	16,024	(2,694)	19,872
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares through ATM, net of issuance costs	-	-	505
Proceeds from exercise of options granted to employees	-	151	332
Proceeds from issuance of shares and warrants through public offering, net of issuance costs	10,613	21,306	-
Net proceeds from issuance of shares and warrants to the controlling shareholder through private placement	-	5,000	-
Net cash provided by financing activities	10,613	26,457	837
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(50)	(12)	(55)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,087	(1,490)	12,963
CASH AND CASH EQUIVALENTS AND RESRICTED CASH AT BEGINNING OF THE YEAR	5,675	9,762	8,272
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR	$9,762	$8,272	$21,235

Cash and Cash equivalents	9,412	7,122	20,085
Restricted cash	350	1,150	1,150
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	$9,762	$8,272	$21,235
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:

Recognition of new operating lease ROU and liabilities	$1,329	$378	$253

SUPPLEMENTARY INFORMATION:
Income taxes paid	$-	$7	$34
Interest received	$1,600	$770	$774

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 — NATURE OF OPERATIONS

Sol-Gel Technologies Ltd. (collectively with its subsidiary, the Company) is an Israeli Company incorporated in 1997.

The Company is a clinical stage specialty pharmaceutical company focused on developing and commercializing topical dermatological drug products. The Company’s lead product candidates are based upon its proprietary microencapsulation delivery system, consisting of microcapsules made of precipitated silica. The most advanced investigational drugs in the Company's product pipeline are: (i) Twyneo®, which is developed for the treatment of acne vulgaris and (ii) Epsolay®, a potential treatment for subtype II rosacea. The New Drug Application ("NDA") for Twyneo® was accepted by the U.S. Food and Drug Administration (the “FDA”), which assigned a Prescription Drug User Fee Act ("PDUFA") goal date of August 1, 2021. The NDA for Epsolay® was accepted by the FDA, which assigned a PDUFA goal date of April 26, 2021. On such PDUFA goal date, the Company received confirmation from the FDA that action on the NDA could not be taken since a pre-approval inspection of the production site of Epsolay® still needs to be conducted. On February 18,2022 the FDA conducted a pre-approval inspection of the production site for Epsolay®, currently pending approval by the FDA. In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of Twyneo® and Epsolay®, in the United States, see note 8. On July 27, 2021, the Company announced that the FDA approved the drug product, Twyneo®. In addition to the novel product candidates, the Company’s products included the generic products Acyclovir, Ivermectin and other generic product candidates. In November 2021, the company entered into an agreement with Padagis, to sell its rights in relation to ten generic collaborative agreements between the parties, including the agreements for two approved generic drug products. Under the new agreement, the company has retained collaboration rights to two generic programs related to four generic drug candidates, see note 7b.

The Company has a wholly owned U.S. subsidiary - Sol-Gel Technologies Inc. (the "Subsidiary"). The Subsidiary supports the Company with regard to marketing, regulatory affairs and business development relating to its products and technology in the U.S.

Since incorporation through December 31, 2021, the Company has an accumulated deficit of approximately $178,142 and its activities have been funded mainly by its shareholders, collaboration revenues and license agreements, see also Notes 7 and 8. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations.

In addition, management is continuing to analyze cash resources and considering raising additional funding from different sources, such as corporate collaborations, public or private equity offerings and/or debt financings, and/or selling shares under the Company's Open Market Sale Agreement with Jefferies LLC. Management expects that the Company's cash and cash equivalents, deposits and marketable securities as of December 31, 2021 will allow the Company to fund its operating plan through at least the next 12 months from the financial statement issuance date.

The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic. To date, the impact of COVID-19 pandemic has been limited and resulted in delays with respect to pre-approval inspections.

The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company's business, results of operations and financial condition, including revenues from collaboration arrangements, expenses, reserves and allowances, manufacturing, supply, regulatory approvals, clinical trials, commercial launch of branded and generic product candidates, research and development costs and employee-related amounts, will depend on future developments that are highly uncertain and cannot be predicted. The Company continues to monitor and assess new information related to the COVID-19 pandemic, the actions taken to contain or treat COVID-19, as well as the economic impact on various markets.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 — NATURE OF OPERATIONS (continued):

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

d.

Bank deposits

Bank deposits with original maturity dates of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an average annual rate of approximately 0.46%-0.82% in 2021. Interest accrued on bank deposits was recorded as interest receivable as part of "Prepaid expenses and other current assets" in the company’s balance sheet.

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

f.
Derivatives and hedging

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure in currencies other than the U.S. dollar. The derivative does not qualify for hedge accounting, therefore the changes in the fair value are included in financial expense (income), net.
The currency hedged items are denominated in New Israeli Shekel (NIS). The counterparties to the derivatives are major banks in Israel.

As of December 31, 2021, the Company has $1,150 on the Company’s bank account that is restricted in order to secure the hedging transactions. This amount is presented among Restricted long-term deposits and cash.

g.	Trade receivables

Trade receivables are initially recognized at the transaction price and subsequently measured at amortized cost less any allowance for expected credit losses.
Starting from January 1, 2020, the Company applies ASU 2016-13 “Financial Instruments Credit Losses Measurement of Credit Losses on Financial Instruments” (“the Standard”).

h.	Property and equipment

1)	Property and equipment are stated at cost, net of accumulated depreciation and amortization.

2)	The Company’s property and equipment are depreciated utilizing the straight-line method on the basis of their estimated useful life.

Annual rates of depreciation are as follows:
%
Laboratory equipment	10 – 33 (mainly 15 – 25)
Office equipment and furniture	7 – 15
Computers and related equipment	33

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

For the three years ended December 31, 2021, the Company did not recognize an impairment loss for its long-lived assets.

j.	Share-based compensation

The Company accounts for employees’ and non-employees' share-based payment awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period.

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

An entity only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer, after considering any price concession expected to be provided to the customer, when applicable. At contract inception, the entity assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. A good or service promised to a customer is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. The entity then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

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

Royalties: For arrangements that include sales-based royalties and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes collaboration revenues at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

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

For arrangements that include a significant financing component, the company separates the significant financing component from the revenue and interest income is recorded when payments are received. See note 7.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Revenue recognition (continued):

Licensing agreements

The Company has identified one performance obligation in The License Agreements: Grant of the license and use of its IP. The Grant of the license and use of its IP performance obligation considered to be a right to use IP in accordance with ASC 606. Therefore, revenue is recognized at a point in time, upon transfer of control over the license to the licensee.

ASC 606 defines the ‘Transaction Price’ as the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to a customer. The transaction price contains variable consideration contingent upon the licensee achieving certain milestones, as well as sales-based royalties, in accordance with the relevant agreement. Variable payments, contingent on achieving additional milestones, are included in the transaction price based on most likely amount method. Amounts included in the transaction price are recognized only when it is probable that a significant reversal of cumulative revenues will not occur, usually upon achievement of the specific milestone, in accordance with the relevant agreement. Sales-based royalties are not included in the transaction price. Rather, they are recognized as the related sale occurs, due to the specific exception of ASC 606 for sales-based royalties in licensing of intellectual properties.

m.	Income taxes

1)	Deferred taxes

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

o.	Concentration of credit risks

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

p.	Income (loss) per share

Basic income (loss) per share is computed on the basis of the net income (loss) for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding stock options, restricted shares and warrants, which are included under the treasury stock method when dilutive. The calculation of diluted income (loss) per share does not include 1,260,984, 3,271,507 and 3,397,834 options, restricted shares and warrants for the years ended December 31, 2019, 2020 and 2021, respectively, because their effect would be anti-dilutive.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Fair value measurement

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

Due to the short term nature and/or low-risk nature of the Company's cash and cash equivalents, bank deposits, restricted cash, receivables from collaborative arrangements, restricted long-term deposits, accrued expenses (under other account payable), operating leases liabilities and other liabilities, their carrying amounts approximates their fair value.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 — MARKETABLE SECURITIES

The following table sets forth the Company’s marketable securities for the indicated period:

	December 31,
	2020	2021
Level 2 securities:
U.S government and agency bonds	$4,192	275
Other foreign government bonds	2,006	-
Corporate bonds*	15,454	1,434
Total	$21,652	$1,709

* Investments in Corporate bonds rated A or higher.

The Company’s debt securities are classified within Level 2 because it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value.
The cost of marketable securities As of December 31, 2021 is $1,734.

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the years ended December 31, 2020 and 2021:

	December 31,
	2020	2021
Balance at beginning of the year	$40,966	21,652
Additions	32,322	6,716
Sale or maturity	(51,498)	(26,784)
Changes in fair value during the year	(138)	125
Balance at end of the year	$21,652	1,709

As of December 31, 2021, all the Company’s debt securities are due within one year.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 — PROPERTY AND EQUIPMENT

	December 31
	2020	2021

Cost:
Laboratory equipment	$3,644	$3,588
Office equipment and furniture	265	265
Computers and software	530	357
Leasehold improvements	1,953	1,993
	6,392	6,203
Less:
Accumulated depreciation and amortization	(4,575)	(5,152)
Property and equipment, net	$1,817	$1,051

Depreciation and amortization expense totaled $887, $946 and $880 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

The amounts of severance payment expenses were $402, $428 and $445 for the years ended December 31, 2019, 2020 and 2021, respectively, of which $363, $408 and $404 in the years ended December 2019, 2020 and 2021, respectively, were in respect of the Contribution Plan.

The Company expects to contribute approximately $404 in the year ending December 31, 2022 to insurance companies in connection with its expected severance liabilities for that year.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — COMMITMENTS :

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

Up to December 31, 2021, the Company had recognized and received grants from the IIA in the aggregate amount of $1,430 (no grants were received in the years ended December 31, 2019, 2020 and 2021). Through December 31, 2021, the Company recorded an accumulated royalty expense of $2,109 as royalties to the IIA with respect to revenue recognized through December 31, 2021($32, $25 and $23 were recorded in 2019, 2020 and 2021 accordingly, as an expense in the consolidated statements of operations).

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

Royalty expenses in immaterial amounts were recorded in 2019, 2020 and 2021 in respect of these agreements.

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

Offices
The Company leases office spaces and research and development facilities under several agreements. These agreements are linked to the change in the Israeli consumer price index and expire in December 2023. These agreements are classified as operating leases and presented under operating lease right-of-use assets and operating leases liabilities. A restricted deposit of $136 has been deposited in order to secure the agreement.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — COMMITMENTS (continued):

Vehicles
The Company has entered into operating lease agreements for vehicles used by its employees for a period of 3 years. These contracts are classified as operating leases and presented under operating lease right-of-use assets and operating leases liabilities.

Lease Position

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheet:

	As of December 31,
	2020	2021

Assets
Operating Leases
Operating lease right-of-use assets	$1,896	$1,501

Liabilities
Current liabilities
Current maturities of operating leases	$673	$781
Long-term liabilities
Non-current operating leases	$1,299	$810

Weighted Average Remaining Lease Term
Operating leases	1.29	0.87

Weighted Average Discount Rate
Operating leases	6.25%	6.13%

Lease Costs

The table below presents certain information related to lease costs of operating leases for the year ended December 31, 2021:

	Year Ended December 31,
	2020	2021

Operating lease cost:	$685	$872

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — COMMITMENTS (continued):

The table below presents supplemental cash flow information related to leases for the year ended December 31, 2021:

	Year Ended December 31,
	2020	2021

Cash paid for amounts included in the measurement of leases liabilities:
Operating cash flows from operating leases	$735	$843

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheet:

Operating Leases

For the year ending December 31, 2021
2022	$858
2023	789
2024	30
Total minimum lease payments	1,677
Less: amount of lease payments representing interest	(86)
Present value of future minimum lease payments	1,591
Less: Current maturities of operating leases	781
Long-term operating leases liabilities	810
$1,591

c.
In June 2008, the Company entered into a Master Clinical Trial Services Agreement with a third party, which was later amended in April 2017, to retain its services as a clinical research organization for certain product candidate subject to task work orders to be issued by the Company. During 2018, the Company entered into six additional task orders. As consideration for its services the Company will pay a total amount of approximately $14,425 during the term of the engagement and based on achievement of certain milestones, out of which $12,710 were recognized as an expense until December 31, 2021.

d.
In 2016 through 2020, the Company entered into several collaboration agreements mainly with one third party (the "Partner") for the development, manufacturing and commercialization of several product candidates (including an agreement assumed by the Company in August 2018, following the transfer of an in-process research and development product candidate from a related party). In November 2021, the Company entered into a new agreement (the "New Agreement") with the Partner, to sell its rights to the Partner in relation to ten generic collaborative agreements between the parties. Under the New Agreement, the Company has retained collaboration rights to two generic programs related to four generic drug candidates. See detailed information in note 7b.

e.
In October 2017, the Company entered into a Clinical Development Master Services Agreement with a third party, to retain it as clinical research organization for certain product candidate, subject to task work orders to be issued by the Company. As consideration for its services the Company will pay a total amount of approximately $13,955 during the term of the engagement and based on achievement of certain milestones, out of which $13,430 were recognized as an expense until December 31, 2021.

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

b.
In 2016 through 2020, the Company entered into several collaboration agreements mainly with one Partner for the development, manufacturing and commercialization of several generic product candidates. Under the agreements, the Partner is obligated to conduct regulatory, scientific, clinical and technical activities necessary to develop the product and prepare and file ANDA, with the FDA and gain regulatory approval. The Company participates in the development of the product candidates, including participation in joint steering committees and is obligated for sourcing the active pharmaceutical ingredient (API) during the development phase.

Upon FDA approval, the Partner has exclusive rights and is required to use diligent efforts to commercialize these products in territories defined under the agreements, including all required sales, marketing and distributing activities associated with the agreements. The Company is entitled to a share of the Partner's gross profits related to the sale of the products, as such term is defined in each of the agreements.

During the years ended December 31, 2019, 2020 and 2021, the Company recognized collaboration revenues related to sales of products in the U.S. under these agreements in the amounts of $22,775, $8,673 and $3,303, respectively.

These Agreements are considered to be within the scope of ASC 808, as the parties are active participants and exposed to the risks and rewards of the collaborative activity. The Company recognizes collaboration revenues when the related sales occur.

In November 2021, the Company entered into a New Agreement with the Partner, to sell its rights in relation to ten generic collaborative agreements between the parties, including the agreements for two approved generic drug products. Under the New Agreement, the Company has retained collaboration rights to two generic programs related to four generic drug candidates. Following the signing of the New Agreement, the Company is no longer entitled to receive its share in profit as detailed above.

Under the terms of the New Agreement, effective as of November 1, 2021, the Company will unconditionally receive $21.5 million over 24 months, in lieu of its share in future gross profits for the two approved generic drug products and its potential gross profits for eight unapproved generic programs. The Company received $1,250 as an upfront payment and $20,250 in eight equal quarterly instalments. The New Agreement also provides that effective as of November 1, 2021, the Company will cease paying any outstanding and future operational costs related to these collaborative agreements.

NOTE 8 – LICENSE AGREEMENTS:

In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of two of the Company most advanced investigational drug products (Twyneo® and Epsolay®) in the United States. The Company is entitled to up to $7.5 million per product in upfront payments and regulatory approval milestone payments assuming 2021 approval of each respective product. The Company is also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 – LICENSE AGREEMENTS (continued):

According to the agreement, the Company has an option to regain commercialization rights five years following first commercialization. In the third quarter of 2021, the Company received $7.5 million for Twyneo® and $4 million for Epsolay® of upfront payments, which are refundable if FDA approval for each respective product is not received by December 31, 2021. On July 27, 2021, the Company announced that the FDA approved the Company’s first proprietary drug product, Twyneo®. See note 1. Since FDA approval for Epsolay® had not been received as of December 31, 2021, the Company is required to refund the $4 million upfront payment, which is recorded under " Other accounts payable" in the Company’s balance sheet. In March 2022, the Company has refunded the $4 million upfront payment to Galderma.

NOTE 9— SHARE CAPITAL

a.	Ordinary shares

Rights of the Company’s ordinary shares

Each ordinary share is entitled to one vote. The holder of the ordinary shares is also entitled to receive dividends whenever funds are legally available, when and if declared by the Board of Directors. Since its inception, the Company has not declared any dividends.

1)
On August 12, 2019, the Company completed an underwritten follow-on public offering, in which it issued 1,437,500 ordinary shares, including the full exercise by the underwriters of their option to purchase 187,500 additional ordinary shares, at a public offering price of $8.00 per ordinary share.
The total proceeds received from the offering, net of issuance costs, were approximately $10,613.

2)
On February 19, 2020, the Company completed an underwritten public offering, in which it issued 2,091,907 ordinary shares and 2,091,907 warrants to purchase up to 1,673,525 ordinary shares, at a public offering price of $11.00 per ordinary shares. The warrants are exercisable over a three-year period from the date of issuance at a per share exercise price of $14, subject to certain adjustments as defined in the agreement. The total proceeds received from the offering, net of issuance costs, were approximately $21,306.

In addition, and in parallel to the public offering, the Company signed an agreement for a private placement with its controlling shareholder for an additional investment of approximately $5,000 in consideration of 454,628 ordinary shares and 454,628 warrants to purchase up to 363,702 ordinary shares, at the same terms of the underwritten public offering mentioned above. The private placement agreement was contingent on certain conditions and was approved by the company’s shareholders on April 8, 2020. The total proceeds of $5,000 were received in April 2020.

3)
In July 2021, the Company entered into an ATM sales agreement with Jefferies LLC ("Jefferies"), pursuant to which the Company is entitled, at its sole discretion, to offer and sell through Jefferies, acting as sales agent, Shares having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company agreed to pay Jefferies a commission of 3.0% of the gross proceeds from the sale of shares under the facility.

From the effective date of the agreement through the issuance date of this report, 41,154 shares were sold under the program for total gross proceeds of approximately $0.5 million, leaving an available balance under the facility of approximately $24.5 million as of the issuance date of this report.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9— SHARE CAPITAL (continued):

b.	Share-based compensation:

1)	Option plan

In December, 2014, the Company’s Board of Directors approved a Share Incentive Plan (hereafter — the Plan) and reserved a pool of 629,025 ordinary shares, par value NIS 0.1 each, or such other number as the Board may determine, subject to certain terms and conditions as defined in the Plan. According to the Plan, the Company may issue shares or restricted shares, may grant options or restricted share units and other share-based awards (hereafter — the awards) to the Company's employees, consultants, directors and other service providers.

The Plan is designed to enable the Company to grant awards to purchase Ordinary Shares under various and different tax regimes including, without limitation: pursuant and subject to Section 102 of the Israeli Tax Ordinance and pursuant and subject to Section 3(i) of the Israeli Tax Ordinance and under Internal revenue Code Section 422.

The awards may be exercised after vesting and in accordance with vesting schedules which will be determined by the Board of Directors for each grant. The maximum term of the awards is 10 years. The fair value of each option granted under this Plan is estimated using the Black-Scholes option pricing method. Expected volatility is based on the historical volatility of the company and of comparable peer companies.

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
As of December 31, 2021, 753,578 ordinary shares remain available for future grants under the Plan.

2)	Options grants

a.	Option granted to employees and directors

During the twelve months ended December 31, 2021, the Company granted 248,600 options to employees and directors:

i.
In January 2021 and March 2021, the Company granted a total of 20,000 options and 3,600 options, respectively, to several employees to purchase ordinary shares at an exercise price of $10.44 and $9.93 per share, respectively.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

ii.
In February 2021, the Company granted a total of 225,000 options to several directors to purchase ordinary shares at an exercise price of $10.02 per share.

The options vest over a period of 3 years; one third of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following two years. The options expire on the tenth anniversary of their grant date.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 — SHARE CAPITAL (continued):

The fair value of options granted in 2019 and 2021 was $485 and $1,061, respectively. No options were granted in 2020. The underlying data used for computing the fair value of the options are as follows:

	2019	2021

Value of one ordinary share	$6.08-$8.59	$9.56-$10.44
Dividend yield	0%	0%
Expected volatility	74.87%-77.83%	59.52%-70.48%
Risk-free interest rate	1.82%-2.75%	0.55%-1.14%
Expected term	6.11 years	3.25-7 years

The total unrecognized compensation cost of employee options at December 31, 2021 is $376, which is expected to be recognized over a period of 3.17 years.

The following table summarizes the number of options granted to employees under the Plan for the year ended December 31, 2021, and related information:

	Year ended December 31
	2021
	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding at the beginning of the year	1,000,894	$4.63	6.05
Granted	248,600	$10.05	-
Exercised	(65,702)	$5.05	-
Expired	(1,350)	$5.57	-
Forfeited	(51,413)	$7.73	-
Options outstanding at the end of the year	1,131,029	$5.64	5.73
Options exercisable at the end of the year	1,030,267	$4.42	4.37

b.	Option granted to non-employees The total unrecognized compensation cost of non-employees' options at December 31, 2021 is $1, which is expected to be recognized over a period of 0.23 years.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9— SHARE CAPITAL (continued)

The following table summarizes the number of options granted to non-employees under the Plan for the year ended December 31, 2021, and related information:

	Year ended December 31
	2021
	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding at the beginning of the year	198,575	$7.70	6.84
Granted
Options outstanding at the end of the year	198,575	$7.70	5.84
Options exercisable at the end of the year	173,465	$7.60	5.83

c.	The aggregate intrinsic value of the total outstanding and of total exercisable options as of December 31, 2021 is approximately $3,313 and $3,312, respectively.
d.
Restricted Share Units (RSUs) granted to Directors

In February 2018 and September 2018, the board of directors approved and recommended the Company shareholders to approve a total grant of 46,000 and 11,500 RSUs, respectively, to its independent and external directors that vest annually in equal portions over a three-year period. The fair value of shares as of the date of grant was $495 and $105 respectively. As of December 31, 2021, 57,500 RSUs were vested.

e.	The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2019	2020	2021

Research and development expenses	$1,028	$431	$33
General and administrative expenses	$1,524	$786	$654
	$2,552	$1,217	$687

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - TAXES ON INCOME

a.	Tax rates in Israel

The Company is taxed in accordance with Israeli tax laws. The corporate tax rates applicable to 2019, 2020 and 2021 is 23%. Capital gain is subject to capital gain tax according to the corporate tax rate in the year the assets are sold.

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

The period of tax benefits, as described above, is limited to 12 years from the beginning of the Benefited Enterprise election year (2012). As of December 31, 2021, the period of benefits has not yet commenced.

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

NOTE 10- TAXES ON INCOME (continued)

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

As of December 31, 2021, the Company’s management decided not to adopt the application of the Amendment.

There is no assurance that future taxable income of the Company will qualify as Benefited or Preferred income or that the benefits described above will be available to the Company in the future.

d.	Tax assessments

Tax assessments filed by the Company through the year 2016 are considered to be final.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - TAXES ON INCOME (continued)

e.	Losses for tax purposes carried forward to future years

As of December 31, 2021, the Company had approximately $170.8 million of net carry forward tax losses which are available to reduce future taxable income with no limited period of use.

f.	Deferred income taxes:

	December, 31
	2020	2021

In respect of:
Net operating loss carry forward	$34,835	$39,280
Research and development expenses	7,133	5,153
Other	1,085	875
Less – valuation allowance	(43,053)	(45,308)
Net deferred tax assets	$-	$-

g.	Reconciliation of theoretical tax expenses to actual expenses

Actual tax expenses are in respect of the U.S. subsidiary. The primary reconciling items between the statutory tax rate of the Company and the effective rate are the full valuation allowance of deferred tax assets and nondeductible expenses in relation to the operations in Israel.

h.	Roll forward of valuation allowance

Balance at January 1, 2019	$26,166
Additions	8,781
Balance at December 31, 2019	$34,947
Additions	8,106
Balance at December 31, 2020	$43,053
Additions	2,255
Balance at December 31, 2021	$45,308

i.	Provision for uncertain tax positions

As of December 31, 2020, and 2021, the Company does not have a provision for uncertain tax positions.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 —  SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

Other accounts payables and accruals

	December, 31
	2020	2021

Accrued expenses	$3,250	1,685
Employees payables	812	754
Institutions	26	3,625
Refundable upfront payment	-	4,000
Other	-	81
	$4,088	$10,145

NOTE 12 — RELATED PARTIES

a.	Related parties include the Controlling Shareholder and companies under his control, the Board of Directors and the Executive Officers of the Company.

b.	As to options and restricted shares granted to directors and executive officers, see note 9d.

NOTE 13 — SUBSEQUENT EVENTS

In March 2022, the Company has refunded the $4 million upfront payment to Galderma, See detailed information in note 8.