Form 20-F/A
period 2021-12-31
Sol-Gel Technologies Ltd.
filed 2022-04-07
CIK 1684693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

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

Yes ☐ No ☒

EXPLANATORY NOTE

On April 4, 2022, Sol-Gel Technologies Ltd. (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Original Form 20-F”). This Amendment No. 1 (the “Amendment”) amends the Original Form 20-F solely to (i) correct typographical errors in Item 4 – Information on the Company and (ii) add the date of the report of our independent accounting firm, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited.

This Amendment speaks as of the original filing date and does not reflect events occurring after the filing of the Original Form 20-F. No revisions are being made to the Company’s financial statements or any other disclosure contained in the Original Form 20-F. This Amendment does not otherwise update any exhibits as originally filed or previously amended.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

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
Our capital expenditures for the years ended December 31, 2019, 2020 and 2021 were approximately $597 thousand, $449 thousand and $143 thousand, respectively. Our current capital expenditures involve equipment and leasehold improvements.

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

1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.1 of Form 6-K/A filed with the Securities and Exchange Commission on August 20, 2018).

2.1	Form of Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).

2.2	Description of Share Capital (incorporated by reference to Exhibit 2.2 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2020).

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).

4.2	2014 Share Incentive Plan (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2020).

4.3 **	Compensation Policy.

4.4	Registration Rights Agreement (incorporated by reference to Exhibit 99.2 of Form 6-K filed with the Securities and Exchange Commission on February 6, 2018).

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

4.19† **	License Agreement between Sol-Gel Technologies Ltd. and Galderma Holding SA, dated June 21, 2021.

4.20† **	License Agreement between Sol-Gel Technologies Ltd. and Galderma Holding SA, dated June 21, 2021.

4.21† **	Supply Agreement between Sol-Gel Technologies Ltd., Galderma Holding SA, and Douglas Manufacturing Limited, dated June 21, 2021.

4.22† **	Termination Agreement between Padagis Israel Pharmaceuticals Ltd, and Sol-Gel Technologies Ltd., dated November 3, 2021.

4.23† **	Termination Agreement between Padagis Israel Pharmaceuticals Ltd, and Sol-Gel Technologies Ltd., dated November 3, 2021.

12.1 *	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 *	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 *	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 *	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 *	Consent of Independent Registered Public Accounting Firm

101
The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2021, formatted in XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

*	Filed herewith.

**	Previously filed.

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

Date:  April 7, 2022

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
April 4, 2022	Certified Public Accountants (Isr.)
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