Form 20-F
period 2022-12-31
Sol-Gel Technologies Ltd.
filed 2023-03-10
CIK 1684693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Adv. Tamar Fishman Jutkowitz, Vice President & General Counsel
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,129,469 Ordinary Shares, par value NIS 0.1 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐          No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

Yes ☐           No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has fi led a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐       No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐     No ☒

TABLE OF CONTENTS

INTRODUCTION	1

INTRODUCTION

All references to “Sol-Gel,” “Sol-Gel Technologies,” “we,” “us,” “our,” “the Company” and similar designations refer to Sol-Gel Technologies Ltd. The terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 3.519, NIS 3.11 and NIS 3.215 to $1.00, based on the exchange rates reported by the Bank of Israel on December 31, 2022, December 31, 2021, and December 31, 2020, respectively.

All references to the term “Twyneo “ refer to our novel, once-daily, non-antibiotic topical cream that has been approved by the Food and Drug Administration for the treatment of acne vulgaris, or acne.  All references to the term “Epsolay” refer to a novel, once-daily topical cream containing encapsulated benzoyl peroxide that has been approved by the Food and Drug Administration for the treatment of papulopustular (subtype II) rosacea; “SGT-210” refers to SGT-210 (erlotinib), under investigation for the treatment of rare skin keratodermas; “erlotinib” refers to an epidermal growth factor receptor inhibitor;  “SGT-610” refers to SGT-610 (patidegib), an investigational topical treatment designed to prevent new Basel Cell Carcinomas (BCCs) formation in adults with Gorlin Syndrome, and “roflumilast” refers to an investigational phosphodiesterase 4 inhibitor. All references to the term “our products” include Twyneo and Epsolay. All references to the term “investigational product candidates” include SGT-210, and SGT-610.  All references to the terms "generic product candidates" include two generic programs related to four generic drug candidates developed in collaboration with Padagis Israel Pharmaceuticals Ltd ("Padagis"). All references to the term “product candidates” include both investigational product candidates and generic product candidates.

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

•	our ability to complete the development of our investigational product candidates;

•	our ability to successfully integrate SGT-610 into our product candidate pipeline, and the benefits of and projections of our future financial performance as a result of such acquisition;

•	our dependence on the success of Galderma Holding SA (“Galderma”) in commercializing Twyneo and Epsolay;

•
our ability to obtain and maintain regulatory approvals for our investigational product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our investigational product candidates even if regulatory approval is obtained;

•	our ability to find suitable co-development, contract manufacturing and marketing partners;

•
our ability to obtain the benefits associated with orphan drug designation, such as orphan drug exclusivity and, even if we do, that exclusivity may not prevent the U.S. Food and Drug Administration, or FDA, or other comparable foreign regulatory authorities from approving competing products;

•	our ability to commercialize and launch our pharmaceutical investigational product candidates;

•	our ability to obtain and maintain adequate protection of our intellectual property;

•	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

•	acceptance of Twyneo, Epsolay and our investigational product candidates by healthcare professionals and patients;

•	the possibility that we may face third-party claims of intellectual property infringement;

•	the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products;

•
intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

•	potential product liability claims;

•	potential adverse federal, state and local government regulation in the United States, Europe or Israel;

•
the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of Twyneo, Epsolay  and our investigational product candidates; and

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

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this annual report, including our financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares, or the “Ordinary Shares. The risks and uncertainties described below in this annual report on Form/ 20-F for the year ended December 31, 2022, are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your investment.

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

•
We are dependent on the success of Galderma in commercializing Twyneo and Epsolay in the U.S. If Galderma is not successful in its commercialization efforts in the U.S. or does not perform as expected, our business may be substantially harmed.

•	We have not obtained regulatory approval for our product candidates in the United States or any other country.

•
The regulatory approval processes from the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

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

•	Twyneo, Epsolay and our product candidates, even if they receive regulatory approval, may fail to achieve the broad degree of physician adoption and market acceptance necessary for commercial success.

•
Twyneo, Epsolay and other product candidates, if approved, will face significant competition and our failure to compete effectively may prevent us and our commercial partners from achieving significant market penetration and expansion.

•
Current macroeconomic conditions may adversely affect our development timeline, the availability of our contract manufacturers, of utensils, and raw materials and as a result may adversely affect our business, revenues, results of operations and financial condition.

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

We are a dermatology company with a limited operating history. We have incurred net losses since our formation in 1997. In particular, we incurred a net loss of $29.3 million in 2020, a profit of $3.2 million in 2021 and a loss of $14.9 million in 2022. As of December 31, 2022, we had an accumulated deficit of $193.1 million. Our losses have resulted principally from expenses incurred in research and development of Twyneo, Epsolay, and our investigational product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur net losses for the foreseeable future as we continue to invest in research and development and seek to obtain regulatory approval and commercialization of our product candidates. The extent of our future operating losses and the timing of generating revenues and becoming profitable are highly uncertain, and we may never achieve or sustain profitability. We anticipate that our expenses will increase substantially as we:

•	conduct Phase III clinical study of SGT-610;

•	conduct Phase I clinical studies of SGT-210 , and continue the research and development of SGT-210, and other future investigational product candidates;

•	seek regulatory approvals for any product candidate that successfully completes clinical development;

•	establish commercial manufacturing capabilities through one or more contract manufacturing organizations to commercialize our products;

•	continue the development, bioequivalence and other studies required for abbreviated new drug application, or ANDA, submissions for our generic product candidates;

•	seek to enhance our technology platform;

•	maintain, expand and protect our intellectual property portfolio;

•	seek new drug candidates and expand our disease portfolio;

•	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development; and

•	experience any delays or encounter any issues with any of the above, including but not limited to failed studies, complex results, safety issues or other regulatory challenges.

We have financed our operations primarily through public offerings in the U.S., private placements of equity securities and investments and loans from our controlling shareholder. To date, we have devoted a significant portion of our financial resources and efforts to developing Twyneo, Epsolay and generic product candidates which include a generic product, the rights to which we have since sold, and developing our investigational product candidates. Although we have received approval from the FDA with respect to our marketing applications for Twyneo in 2021 and Epsolay in 2022, to become and remain profitable, we must succeed in developing and eventually commercializing product candidates that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing pre-clinical studies and clinical trials for our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing manufacturing and marketing capabilities and ultimately selling any product candidates for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with pharmaceutical products, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the FDA or other regulatory authorities to perform studies in addition to those we currently anticipate, or if there are any delays in completing our clinical trials, our expenses could increase, and revenue could be further delayed.

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

Conducting pre-clinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales of our product candidates. We expect to continue to incur significant expenses and operating losses over the next several years as we conduct Phase III clinical studies for SGT-610, and conduct Phase I clinical studies of SGT-210. In addition, Twyneo and Epsolay, and our product candidates, if approved, may not achieve commercial success. Substantial revenue, if any, will be derived from sales of Twyneo and Epsolay, and other product candidates, if approved. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the progress and results of our development activities for SGT-210 and SGT-610;

•	the scope, progress, results and costs of development, laboratory testing and clinical trials for our generic product candidates;

•	the cost of manufacturing clinical supplies and exhibition batches of our investigational product candidates;

•	the costs, timing and outcome of regulatory reviews of any of our product candidates;

•	the timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•
the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims by third parties that we are infringing upon their intellectual property rights;

•	the amount of revenue, if any, received from commercial sales of Twyneo, Epsolay and our product candidates for which we receive marketing approval; and

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

We are largely dependent on the success of Twyneo, Epsolay and our product candidates for the treatment of topical dermatological conditions.

We have invested a majority of our efforts and financial resources in the research and development of Twyneo for the treatment of acne and Epsolay for the treatment of papulopustular (subtype II) rosacea. In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo, and Epsolay.  The success of our business depends largely on Galderma's success in commercializing Twyneo and Epsolay and our ability to fund, execute and complete the development of, obtain regulatory approval for and successfully commercialize our investigational product candidates in a timely manner.

All of our product candidates are in development stage, therefore we have not yet obtained regulatory approval for  our product candidates in the United States or any other country.

Although we have obtained regulatory approvals in the United States for Twyneo, Epsolay and two generic products the rights to such generic products we have since sold and for which our collaborator received final FDA approval in February 2019, none of our current product candidates, has obtained regulatory approval for sale in the United States or any other country, and we cannot guarantee that our current or future product candidates will ever obtain such approvals. Our business is substantially dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize product candidates in a timely manner. We or our partners cannot commercialize our product candidates in the United States without first obtaining regulatory approval to market each product candidate from the FDA. Similarly, we or our partners cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities.

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

To date, we have submitted two NDAs that were accepted for filing by the FDA, one for Twyneo, and one for Epsolay both of which were subsequently approved by the FDA.

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

Our business is highly dependent on market perception of us and the safety and quality of Twyneo Epsolay and our product candidates, if approved. Our business or products could be subject to negative publicity, which could have a material adverse effect on our business.

Market perception of our business is very important, especially market perception of the safety and quality of our products. If Twyneo, Epsolay any of our product candidates, or similar products that other companies distribute, or third-party products from which our investigational product candidates are derived, are subject to market withdrawal or recall or are proven to be, or are claimed to be, harmful to consumers, it could have a material adverse effect on our business. Negative publicity associated with product quality, illness or other adverse effects resulting from, or perceived to result from, our products or product candidates could have a material adverse impact on our business.

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

Although we have entered into exclusive license agreements with Galderma for all U.S. commercial activities for Twyneo and Epsolay, we have a limited operating history in the dermatological prescription drug space which may make it difficult to evaluate the success of our business to date and to assess our future viability.

We have a limited operating history in the dermatological prescription drug space and have focused much of our efforts, to date, on the research and development of our product candidates, rather than commercialization. In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo, and Epsolay.  We also expect to collaborate with third parties that have sales and marketing experience in order to commercialize Twyneo and Epsolay  in other territories, and our other investigational product candidates,  once approved, in lieu of our own sales force and distribution systems. We cannot provide you with any assurances as to when, if ever, we will obtain approvals or generate sufficient revenues to achieve sustained profitability. Our ability to successfully commercialize our product candidates and become profitable is subject to a number of challenges, including, among others, that:

•	we may not have adequate financial or other resources;

•	we or our partners may not be able to manufacture our product candidates in commercial quantities, in an adequate quality or at an acceptable cost;

•	we or our partners may not be able to establish adequate sales, marketing and distribution channels for our products and product candidates, once approved;

•	we or our partners may not be able to find suitable co-development, contract manufacturing or marketing partners;

•	healthcare professionals and patients may not accept our products or product candidates, once approved;

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

•
third-party payors may not agree to reimburse patients for any or all of the purchase price of our Twyneo, Epsolay or our product candidates, which may adversely affect patients’ willingness to purchase our products or product candidates, once approved;

•	uncertainty as to market demand may result in inefficient pricing of our products and product candidates, once approved;

•	we may face third-party claims of intellectual property infringement;

•
we or our partners may fail to obtain and maintain regulatory approvals for our product candidates in our target markets or may face adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained;

•	we are dependent upon the results of ongoing clinical trials relating to our product candidates and the products of our competitors;

•	we may become involved in lawsuits pertaining to our clinical trials; and

•	delays due to shortages in supply and human resources resulting from the current macroeconomic climate.

The occurrence of any one or more of these events may limit our or our partners' ability to successfully commercialize our products and product candidates, once approved, which in turn could have a material adverse effect on our business, financial condition and results of operations. Consequently, there can be no guaranty of the accuracy of any predictions about our future success or viability.

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

Clinical testing, of both innovative and generic products, and the submission of NDAs and ANDAs to the FDA is expensive, time consuming and has an inherently uncertain outcome. Failure can occur at any time during the clinical trial process, even with active ingredients that have been previously approved by the FDA or comparable foreign regulatory authorities as safe and effective. Favorable results in pre-clinical studies and early clinical trials for one or more of our product candidates may not be predictive of similar results in future clinical trials for such product candidate. Also, interim results during a clinical trial do not necessarily predict final results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for our product candidates may not be predictive of the results we may obtain in later stage trials for such product candidates. Our and our partners’ clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Clinical trial results may be inconclusive, or contradicted by other clinical trials, particularly larger clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA, or other applicable regulatory agency, approval for their products.

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

•	identifying, recruiting and training suitable clinical investigators;

•	obtaining institutional review board, or IRB, or ethics committee approval or positive opinion at each site;

•	recruiting suitable patients to participate in a trial;

•	having patients complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from FDA regulations, or similar foreign requirements (where applicable), including GCPs, or the study protocol, or dropping out of a trial;

•	adding new clinical trial sites;

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

In addition, we may  encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by any Data Safety Monitoring Board for such trial, by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we or our partners experience delays in the completion of any clinical trial for our product candidates or if any clinical trials are terminated, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed.

Moreover, changes in regulatory requirements and guidance or unanticipated events during our or our partners’ clinical trials may occur, as a result of which we or our partners may need to amend clinical trial protocols. Amendments may require us or our partners to resubmit our clinical trial protocols for review and approval, which may adversely affect the cost, timing and successful completion of a clinical trial. If we or our partners experience delays in the completion of, or if we or our partners terminate, any of our clinical trials, the commercial prospects for our affected product candidates would be harmed and our ability to generate product revenue would be delayed, possibly materially.

In addition, the FDA’s and other regulatory authorities’ policies with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the Clinical Trials Directive required a separate clinical trial application, or CTA, to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the EU Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.

Any delays in completing our or our partners’ clinical trials will increase our costs, slow down our product candidates’ development and regulatory review and approval process and jeopardize our or our partners ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Although the FDA has approved Twyneo and Epsolay for marketing, it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

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

We have limited experience submitting drug approval filings to the FDA, and we cannot be certain that any of our product candidates will receive regulatory approval. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations.  Our revenue will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval, if such approval is obtained in the case of our investigational product candidates. If the markets for patients or indications that we are targeting are not as significant as we estimate, we may not generate significant revenue from sales of such products, if approved by the FDA.

Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval, cause us to suspend, discontinue clinical trials or abandon product candidates. Adverse side effects or other safety risks associated with Twyneo, Epsolay or our product candidates, could limit the commercial profile of an approved label, or result in significant negative consequences following commercialization, if any.

Undesirable side effects caused by our product candidates could result in the delay, suspension or termination of clinical trials by us, our collaborators, the FDA or other regulatory authorities for a number of reasons. Results of our clinical trials for product candidates could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our clinical trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. If we or our partners elect or are required to delay, suspend or terminate any clinical trial for any product candidates, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

Additionally, with respect to Twyneo, Epsolay and, with respect to one or more of our product candidates, for which we obtain regulatory approval, if we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

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

Any of these events could prevent us from achieving or maintaining market acceptance of Twyneo Epsolay or our products candidates, and could significantly harm our business, results of operations and prospects.

We may find it difficult to enroll patients in our clinical trials, and patients could discontinue their participation in our or our collaborators’ clinical trials, which could delay or prevent clinical trials for our product candidates.

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

There is a substantial risk of product liability claims in our business,  and a product liability claim against us could adversely affect our business.

Our business exposes us to significant potential product liability risks that are inherent in the development, manufacturing and marketing of pharmaceutical products. Product liability claims could delay or prevent completion of our development and commercialization programs. If we or our partners succeed in commercializing our products and any product candidates for which we obtain approval, such claims could result in a recall of our products or product candidates or a change in the approved indications for which they may be used. While we maintain product liability insurance that we believe is adequate for our operations, such coverage may not be adequate to cover any incident or all incidents. Furthermore, product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain sufficient insurance at a reasonable cost to protect us against losses that could have a material adverse effect on our business. These liabilities could prevent or interfere with our product development and commercialization efforts.

The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable, and we have never obtained approval of a product from the FDA through the 505(b)(1) NDA pathway.  If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our investigational product candidates,  we will not be able to commercialize, or will be delayed in commercializing, these product candidates, and our ability to generate revenue from these products will be materially impaired.

              Before obtaining regulatory approvals for the commercial sale of our investigational product candidates, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for each targeted indication. The process of obtaining regulatory approvals, both in the United States and abroad, is unpredictable, expensive and typically takes many years following commencement of clinical trials, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Our current investigational product candidates, are both new chemical entities that have never been approved by the FDA and we believe we will be required to seek approval for such product candidates through the FDA’s 505(b)(1) NDA pathway, which requires full reports of investigations of safety and effectiveness without reliance on the FDA’s prior approval of another product candidate.

             We have never obtained approval of a product through the 505(b)(1) NDA pathway and may never succeed in doing so. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. If we are unable to submit and obtain regulatory approval for our investigational product candidates, including newly acquired SGT-610, we will not be able to commercialize or obtain revenue in connection with these product candidates.

If the FDA does not conclude that our product candidates satisfy the requirements of the applicable regulatory approval pathway, or if the requirements for approval of our product candidates are not as we expect, the approval pathway for our product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in all cases may not be successful.

Section 505 of the FDCA describes three types of new drug applications:  (1) an application that contains full reports of investigations of safety and effectiveness, or a Section 505(b)(1) NDA; (2) an application that contains full reports of investigations of safety and effectiveness but where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference, or a Section 505(b)(2) NDA; and (3) an application that contains information to show that the proposed product is identical in active ingredient, dosage form, strength, route of administration, labeling, quality, performance characteristics, and intended use, among other things, to a previously approved product, or a Section 505(j) ANDA. We are developing product candidates for which we are seeking or intend to seek FDA approval through each of these regulatory pathways. Both Twyneo and Epsolay were submitted for approval in Section 505(b)(2) NDAs, and we may develop and seek approval for our product candidates through this regulatory pathway in the future.

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

We may not be able to obtain the benefits associated with orphan drug designation, such as orphan drug exclusivity and, even if we do, that exclusivity may not prevent the FDA or other comparable foreign regulatory authorities from approving competing products.

Our newly acquired product candidate, SGT-610, has obtained orphan drug designation by both the FDA and the European Commission. Regulatory authorities in these jurisdictions may designate drugs for relatively small patient populations as orphan drugs, but there is no guarantee we will maintain the benefits of such designations.

In the United States, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing and making available the drug will be recovered from sales in the United States. Orphan designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product that has orphan designation subsequently receives the first FDA approval for a particular active ingredient for the rare disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan exclusivity in the United States provides that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same rare disease or condition for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan exclusivity or if FDA finds that the holder of the orphan exclusivity has not shown that it can ensure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the rare disease or condition for which the product was designated.

In the European Union, or EU, the European Commission grants orphan designation after receiving the opinion of the EMA’s Committee for Orphan Medicinal Products on an orphan designation application.

In the EU, the European Commission grants orphan designation on the basis of the European Medicines Agency’s Committee for Orphan Medicinal Products opinion. A medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment, of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition. In the EU, orphan designation entitles a party to financial incentives such as reduction of fees or fee waivers, protocol assistance, and access to the centralized marketing authorization procedure. Moreover, upon grant of a marketing authorization and assuming the requirement for orphan designation are also met at the time the marketing authorization is granted, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed Pediatric Investigation Plan, or PIP.

Even though our SGT-610 product candidate has obtained orphan drug designation, we may not be able to obtain or maintain orphan drug exclusivity for this or any other future orphan designated product candidate. We may not be the first to obtain marketing approval of any product candidate for which we have obtained designation in the specific rare disease or condition due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to ensure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the EU, during the exclusivity period, marketing authorizations may be granted to a similar medicinal product with the same orphan indication if: (i) the applicant can establish that the second medicinal product, although similar to the orphan medicinal product already authorized is safer, more effective or otherwise clinically superior to the orphan medicinal product already authorized; (ii) the marketing authorization holder for the orphan medicinal product grants its consent; or (iii) if the marketing authorization holder of the orphan medicinal product is unable to supply sufficient quantities of product. The European exclusivity period can be reduced to six years, if, at the end of the fifth year a drug no longer meets the criteria for orphan drug designation (i.e. the prevalence of the condition has increased above the orphan designation threshold or it is judged that the product is sufficiently profitable so as not to justify maintenance of market exclusivity). Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the product candidate any advantage in the regulatory review or approval process.

We may seek and fail to obtain fast track or breakthrough therapy designations for our current or future product candidates. Even if we are successful, these programs may not lead to a faster development or regulatory review process, they do not guarantee we will receive approval for any product candidate and the FDA may later rescind fast track or breakthrough therapy designation if it believes a product candidate no longer meets the conditions for qualification. We may also seek to obtain accelerated approval for one or more of our product candidates, but the FDA may disagree that we have met the requirements for such approval.

If a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for fast track designation. The sponsor of a fast track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA is submitted, the product candidate may be eligible for priority review. A fast track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.  The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may rescind the fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

Our product candidate SGT-610 has received breakthrough therapy designation from the FDA, and we may also seek breakthrough therapy designation for other product candidates that we develop. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor can help to identify the most efficient path for clinical development. Product candidates designated as breakthrough therapies by the FDA may also be eligible for priority review. Like fast track designation, breakthrough therapy designation is within the discretion of the FDA. Accordingly, even if we believe a product candidate we develop meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of breakthrough therapy designation for a product candidate, such as the designation for SGT-610, may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if a product candidate we develop qualifies as a breakthrough therapy, the FDA may later decide that the drug no longer meets the conditions for qualification and rescind the designation.

Separate from fast track or breakthrough therapy designation, we may seek accelerated approval for one or more of our product candidates. A product candidate intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval if it is determined to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-approval clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, or if the sponsor fails to conduct the required studies in a diligent manner, the FDA may withdraw its approval of the drug on an expedited basis. In addition, the FDA currently requires pre-approval of promotional materials for accelerated approval products, once approved. We cannot guarantee that the FDA will agree any of our product candidates has met the criteria to receive accelerated approval, which would require us to conduct additional clinical testing prior to seeking FDA approval. Even if any of our product candidates received approval through this pathway, the required post-approval confirmatory clinical trials may fail to verify the predicted clinical benefit of the product, and we may be required to remove the product from the market or amend the product label in a way that adversely impacts its marketing.

Twyneo, Epsolay and our product candidates for which we obtain regulatory approval, may continue to face future developmental and regulatory difficulties. In addition, we will be subject to ongoing obligations and continued regulatory review.

Even if we complete clinical testing and receive approval of any of our product candidates, the FDA may grant approval contingent on the performance of additional post-approval clinical trials, risk mitigation requirements such as the implementation of a REMS, and/or surveillance requirements to monitor the safety or efficacy of the product, which could negatively impact us by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. Absence of long-term safety data may further limit the approved uses of our product candidates, if any.  Similar foreign requirements may also apply in foreign jurisdictions.

The FDA or comparable foreign regulatory authorities also may approve our product candidates for a more limited indication or a narrower patient population than we initially request or may not approve the labeling that we believe is necessary or desirable for the successful commercialization of our product candidates. Furthermore, Twyneo Epsolay, and any other product candidate for which we obtain approval will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. These requirements include registration with the FDA, listing of our product candidates, payment of annual fees, as well as continued compliance with GCP requirements for any clinical trials that we or our partners conduct post-approval. Similar foreign requirements may also apply in other jurisdictions. Application holders must notify the FDA, and depending on the nature of the change, obtain FDA pre-approval for product manufacturing changes. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements.

If we or our partners fail to comply with the regulatory requirements of the FDA or comparable foreign regulatory authorities or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including the following:

•	the FDA or comparable foreign regulatory authorities could suspend or impose restrictions on operations, including costly new manufacturing requirements;

•	the FDA or comparable foreign regulatory authorities could refuse to approve pending applications or supplements to applications;

•	the FDA or comparable foreign regulatory authorities could suspend any ongoing clinical trials;

•	the FDA or comparable foreign regulatory authorities could suspend or withdraw marketing approval;

•	the FDA or comparable foreign regulatory authorities could seek an injunction or impose civil or criminal penalties or monetary fines;

•	the FDA or comparable foreign regulatory authorities could ban or restrict imports and exports;

•	the FDA or comparable foreign regulatory authorities could issue warning letters or untitled letters or similar enforcement actions alleging noncompliance with regulatory requirements; or

•
the FDA or other governmental authorities including comparable foreign regulatory authorities could take other actions, such as imposition of product seizures or detentions, clinical holds or terminations, refusals to allow the import or export of products, disgorgement, restitution, or exclusion from federal healthcare programs.

In addition, our or our partners’ product labeling, advertising and promotional materials for our approved products, if approved by the FDA, would be subject to regulatory requirements and continuing review by the FDA. The FDA strictly regulates the promotional claims that may be made about prescription drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling, a practice known as off-label promotion. Similar requirements may apply in foreign jurisdictions. Physicians may nevertheless prescribe products to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability and government fines. The FDA and other foreign agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Moreover, the FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval of our investigational product candidates, and the sale and promotion of Twyneo, Epsolay and our product candidates, once approved. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For instance, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products (potentially revising the duration of regulatory exclusivity, eligibility for expedited pathways, etc.) is currently expected during the first quarter of 2023. The proposed revisions, once they are agreed and adopted by the European Parliament and European Council (not expected before the end of 2024 or early 2025) may have a significant impact on the biopharmaceutical industry in the long term. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

Disruptions at the FDA and other government agencies caused by Covid-19 and funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA  and foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s or foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s or foreign regulatory authorities’ ability to perform routine functions. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies, such as the EMA following its relocation to Amsterdam and resulting in staff changes, may also slow the time necessary for new drugs or modifications to approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business.  For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic the FDA previously announced its intention to postpone routine surveillance inspections of both foreign and domestic manufacturing facilities and clinical trial sites. Subsequently, the FDA announced its intention to resume certain on-site inspections subject to a risk-based prioritization system. More recently, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic. Regulatory authorities outside the United States have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Twyneo, Epsolay and our product candidates, if they receive regulatory approval, may fail to achieve the broad degree of physician adoption and market acceptance necessary for commercial success.

The commercial success of Twyneo Epsolay and our product candidates, once approved, will depend significantly on their broad adoption by dermatologists, pediatricians and other physicians for approved indications and other therapeutic or aesthetic indications that we may seek to pursue if approved by the FDA.

The degree and rate of physician and patient adoption of Twyneo Epsolay and our product candidates, once approved, will depend on a number of factors, including:

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

•
the cost of treatment in relation to alternative treatments, the extent to which these costs are covered and reimbursed by third-party payors, and patients’ willingness to pay for our products and product candidates, once approved; and

•
the effectiveness of our sales and marketing efforts, including any head-to-head studies, if conducted, especially the success of any targeted marketing efforts directed toward dermatologists, pediatricians, other physicians, clinics and any direct-to-consumer marketing efforts we may initiate.

We expend a significant amount of resources on research and development efforts that may not lead to successful product candidate introductions or the recovery of our research and development expenditures.

We conduct research and development primarily to enable us to manufacture and market topical dermatological creams containing drugs in accordance with FDA regulations as well as similar foreign requirements enforced by foreign regulatory authorities. We spent approximately $27.9 million, $20.4 million and $12.7 million on research and development activities during the years ended December 31, 2020, 2021 and 2022, respectively. We are required to obtain FDA approval before marketing our product candidates in the United States or in other jurisdictions. The FDA or foreign regulatory authority approval process is costly, time consuming and inherently risky, as is that applicable in other jurisdictions.

We cannot be certain that any investment made in developing product candidates will be recovered, even if we are successful in commercialization. To the extent that we expend significant resources on research and development efforts and are not able to introduce successful new product candidates as a result of those efforts, we will be unable to recover those expenditures.

Our efficacy clinical trials for Twyneo, Epsolay and our product candidates were not, and will not be, conducted head-to-head with the applicable leading products of our competitors, and the comparison of our results to those of existing drugs, and the conclusions we have drawn from such comparisons, may be inaccurate.

Our efficacy clinical trials for Twyneo, Epsolay and our product candidates were not, and will not be, conducted head-to-head with the drugs considered the applicable standard of care for the relevant indications. This means that none of the patient groups participating in these trials were, and will not in the future be, treated with the applicable standard of care drugs alongside the groups treated with our investigational product candidates. Instead, we have compared and plan to continue comparing the results of our clinical trials with historical data from prior clinical trials conducted by third parties for the applicable standard of care drugs, and which results are presented in their respective product labels.

Direct comparison generally provides more reliable information about how two or more drugs compare, and reliance on indirect comparison for evaluating their relative efficacy or other qualities is problematic due to lack of objective or validated methods to assess trial similarity. For example, the various trials were likely conducted in different countries with different demographic features and in patients with different baseline conditions and different hygiene standards, among other relevant asymmetries. Therefore, the conclusions we have drawn from comparing the results of our clinical trials with those published in the product labels for these current standard of care drugs, including conclusions regarding the relative efficacy and expediency of Twyneo and Epsolay, may be distorted by the inaccurate methodology of the comparison. Moreover, the FDA generally requires head-to-head studies to make labeling and advertising claims regarding superiority or comparability, and our failure to collect head-to-head data may limit the types of claims we may make for Twyneo, Epsolay and  our  product candidates for which we obtain approval.

We may be subject to risk as a result of international manufacturing operations.

Twyneo, Epsolay and certain of our product candidates may be manufactured, warehoused and/or tested at third-party facilities located in territories outside of Israel, in addition to our facility in Israel, and therefore our operations are subject to risks inherent in doing business internationally. Such risks include the adverse effects on operations from corruption, war, public health crises, such as pandemics and epidemics, international terrorism, civil disturbances, political instability, governmental activities, deprivation of contract and property rights and currency valuation changes. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations.

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

The development process, including drug formulation where applicable, testing, and FDA or foreign regulatory authorities review and approval for generic drug products often takes many years. This process requires that we expend considerable capital to pursue activities that do not yield an immediate or near-term return. Also, because of the significant time necessary to develop a generic product, the actual market for a generic product at the time it is available for sale may be significantly less than the originally projected market for the generic product. If this were to occur, our potential return on our investment in developing the generic product, if approved for marketing by the FDA or foreign regulatory authorities, would be adversely affected and we may never receive a return on our investment in the generic product. It is also possible for the manufacturer of the brand-name product for which we are developing a generic drug to obtain approvals from the FDA or foreign regulatory authorities to switch the brand-name drug from the prescription market to the over-the-counter, or OTC market. If this were to occur, we would be prohibited from marketing our generic product other than as an OTC drug, in which case our revenues could be significantly impacted.

Risks Related to Regulatory Matters

Healthcare reform in the United States may harm our future business.

Healthcare costs in the United States have risen significantly over the past decade. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively referred to as the ACA, was signed into law, which, among other things, required most individuals to have health insurance, established new regulations on health plans, created insurance exchanges and imposed new requirements and changes in reimbursement or funding for healthcare providers, device manufacturers and pharmaceutical companies. The ACA also included a number of changes which may impact our products and product candidates, once approved:

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

Moreover, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions to Medicare payments to providers, which went into effect on April 1, 2013, and will remain in effect through 2031, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, beginning January 1, 2024.

The cost of prescription pharmaceuticals in the United States has also been the subject of considerable discussion. There have been several Congressional inquiries, as well as proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. Most significantly, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026) with prices that can be negotiated subject to a cap, imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). In part because the IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance for the initial years, as opposed to regulation, it is currently unclear how the IRA will be effectuated. While the impact of the IRA on the pharmaceutical industry and our business cannot yet be fully determined, it may be significant.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for Twyneo, Epsolay and our other product candidates, once approved, or additional pricing pressure.

In the EU, similar developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved. In markets outside of the U.S. and EU, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

Risks Related to Commercialization

Our continued growth is dependent on our ability to successfully develop new product candidate and commercialize our products and new product candidates, once approved, in a timely manner.

Our financial results depend upon our ability to introduce and commercialize additional product candidates in a timely manner. Generally, revenue from new innovative products increases following launch and then following patent or exclusivity expiry, declines over time, as new competitors enter the market. Furthermore, the greatest revenue is generally experienced by the company that is able to bring its product to the market first. Our growth is therefore dependent upon our and our partners' ability to successfully introduce and, once approved commercialize new product candidates.

The FDA and other foreign regulatory authorities may not approve our product applications at all or in a timely fashion for our product candidates under development. Additionally, we or our partners may not successfully complete our development efforts for other reasons, such as poor results in clinical trials or a lack of funding to complete the required trials. Even if the FDA or another foreign regulatory authority approves our product candidates, we or our partners may not be able to market them successfully or profitably. Our future results of operations will depend significantly upon our or our partners' ability to timely develop, receive FDA or foreign regulatory authority approval for, and market new pharmaceutical product candidates or otherwise develop new product candidates or acquire the rights to other products.

Twyneo, Epsolay and our product candidates, if approved, will face significant competition and our failure to compete effectively may prevent us from achieving significant market penetration and expansion.

The facial aesthetic market in general, and the market for acne and rosacea treatments in particular, are highly competitive and dynamic. We anticipate that Twyneo and Epsolay will face significant competition from other approved products, including topical anti-acne drugs such as Acanya, Ziana, Epiduo, Epiduo Forte, Benzaclin, Aczone, Onexton, Differin, Arazlo, Aklief and Amzeeq, Winlevi and topical drugs for the treatment of rosacea such as Metrogel, Finacea, Soolantraand Zilxi, oral drugs such as Solodyn, Doryx, Dynacin, Oracea and Minocin . Twyneo and  Epsolay may also compete with non-prescription anti-acne products, as well as unapproved and off-label treatments. In addition, Twyneo may compete with drug products utilizing other technologies that can separate two drug substances, such as dual chamber tubes, dual pouches or dual sachets. Competing in the facial aesthetic market could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

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

In addition, we may not be able to price Twyneo, Epsolay, and our product candidates, if approved, competitively with the current standards of care or other competing products for their respective indications or their price may drop considerably due to factors outside our control. If this happens or the price of materials and the cost to manufacture our product candidates increases dramatically, our ability to continue to operate our business would be materially harmed and we may be unable to commercialize our investigational product candidates, once approved, successfully.

We believe that our principal competitors are Bausch Health Companies, Inc., Galderma S.A. (other than with respect to Twyneo and Epsolay, which it commercializes in the United States), Almirall, LLC and Sun Pharmaceutical Industries Ltd .These competitors are large and experienced companies that enjoy significant competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition, and more experience and expertise in obtaining marketing approvals from the FDA and foreign regulatory authorities.

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

Third-party payor coverage and adequate reimbursement may not be available for Twyneo or Epsolay and our product candidates, once approved, which could make it difficult for us or our partners to sell them profitably.

Sales of Twyneo, Epsolay, or our product candidates, once approved, will depend, in part, on the extent to which the costs of our product candidates will be covered by third-party payors, such as government health programs, private health insurers and managed care organizations. Third-party payors generally decide which drugs they will cover for which indications and establish certain reimbursement levels for such drugs. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government (typically through the Medicare or Medicaid programs) provides reimbursement for such treatments. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products or product candidates, once approved, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of Twyneo, Epsolay and our product candidates, once approved, will therefore depend substantially on the extent to which the costs of Twyneo, Epsolay and our product candidates will be paid by third-party payors. Additionally, the market for Twyneo, Epsolay and our product candidates, once approved, will depend significantly on access to third-party payors’ formularies without prior authorization, step therapy, or other limitations such as approved lists of treatments for which third-party payors provide coverage and reimbursement. If our products and our product candidates, once approved, are not included within an adequate number of formularies or adequate reimbursement levels are not provided, or if those policies increasingly favor generic products, this could have a material adverse effect on our business, financial condition, cash flows and results of operations or result in additional pricing pressure on our products and product candidates. Coverage and reimbursement for therapeutic products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products and product candidates to each payor separately and will be a time-consuming process.

Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs and increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls and transparency requirements, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our revenue and operating results. Additionally, policy efforts designed to reduce patient out-of-pocket costs for medicines could result in new mandatory rebates and discounts or other pricing restrictions. If third-party payors do not consider Twyneo, Epsolay or our product candidates to be medically necessary or cost-effective compared to other therapies, they may not cover Twyneo, Epsolay or our product candidates once approved as a benefit under their plans or, if they do, the level of reimbursement may not be sufficient to allow us or our partners to sell our products or our product candidates once approved on a profitable basis. Decreases in third-party reimbursement for our products or our product candidates, once approved, or a decision by a third-party payor to not cover our products  or product candidates could reduce or eliminate utilization of our products or product candidates, once approved, and have an adverse effect on our sales, results of operations and financial condition. In addition, state and federal healthcare reform measures have been and may be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and could result in reduced demand for products  and  product candidates once approved or additional pricing pressures.

Outside the United States, sales of any approved products are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of our products and  product candidates once approved, if any. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products and our product candidates once approved. Accordingly, in markets outside the United States, the reimbursement for our products and our product candidates once approved may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Our current and future relationships with investigators, health care professionals, consultants, third-party payors, and customers are subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we and our commercial partners operate, including how we or our partners research, market, sell and distribute our products and product candidates, once approved, for which we or our partners obtain marketing approval. Such laws include:

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

•	similar healthcare laws and regulations in foreign jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

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

Certain states have also adopted comparable privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, the California Consumer Privacy Act, or the CCPA, which went into effect on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the California Privacy Rights Act, or CPRA, recently passed in California. The CPRA significantly amends the CCPA and will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have passed in Virginia and Colorado and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States.

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

The illegal distribution and sale by third parties of counterfeit versions of Twyneo, Epsolay or our product candidates or of stolen products could have a negative impact on our reputation and a material adverse effect on our business, results of operations and financial condition.

Third parties could illegally distribute and sell counterfeit versions of Twyneo, Epsolay or our product candidates, which do not meet the rigorous manufacturing and testing standards that our products or product candidates undergo. Counterfeit products are frequently unsafe or ineffective and can be life-threatening. Counterfeit medicines may contain harmful substances, the wrong dose of the active pharmaceutical ingredient or no active pharmaceutical ingredient at all. However, to distributors and users, counterfeit products may be visually indistinguishable from the authentic version.

Reports of adverse reactions to counterfeit drugs similar to Twyneo, Epsolay or our product candidates or increased levels of counterfeiting such products could materially affect physician and patient confidence in Twyneo, Epsolay or our authentic product candidates. It is possible that adverse events caused by unsafe counterfeit products will mistakenly be attributed to Twyneo, Epsolay or our authentic product candidates. In addition, thefts of our inventory at warehouses, plant or while in-transit, which are not properly stored and which are sold through unauthorized channels could adversely impact patient safety, our reputation and our business.

Public loss of confidence in the integrity of Twyneo, Epsolay or our product candidates as a result of counterfeiting or theft could have a material adverse effect on our business, financial position and results of operations.

Risks Related to Dependence on Third Parties

We rely on Galderma to commercialize Twyneo and Epsolay in the U.S. and on Padagis to develop and commercialize our generic product candidates and may depend on other parties for commercialization of Twyneo and Epsolay outside of the U.S, and the development and commercialization of our investigational product candidates. Any collaborative arrangements that we have or may establish in the future may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative arrangements, and we will rely on them to achieve results which may be significant to us. In addition, any current or future collaborative arrangements may place the development and commercialization of our product candidates outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo and Epsolay.  In consideration for the grant of such rights, we received $11 million in upfront payments s and regulatory approval milestone payments. We are also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.  We cannot provide any assurance with respect to the success of the license agreements with Galderma, and we may never receive any sales milestone or royalty payments pursuant to these agreements. Following the expiration of the initial term of our agreement with Galderma, if the agreement is not renewed all rights related to the Twyneo and Epsolay will revert to us. We will be required upon such expiration to either establish our own marketing and commercialization infrastructure or collaborate with a new partner, and may not be able to do so.

We are currently a party to collaborative arrangements with respect to the development, manufacture, study and commercialization of certain of our product candidates with Padagis (formerly a division of Perrigo Company plc, or Perrigo Plc), by assignment from Perrigo Plc.

We cannot and will not control these third party collaborators, but we rely on them to achieve results, which may be significant to us. Relying upon collaborative arrangements to develop and commercialize Twyneo, Epsolay and our product candidates subjects us to a number of risks, including:

•	we may not be able to control the amount and timing of resources that our collaborators may devote to Twyneo, Epsolay and our product candidates;

•	we may not be able to locate third party partners for the commercialization of Twyneo and Epsolay for territories other than the United States;

•	should a collaborator fail to comply with applicable laws, rules, or regulations when performing services for us, we could be held liable for such violations;

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

In addition, if disputes arise between us and our collaborators, it could result in the delay or termination of the development, manufacturing or commercialization of Twyneo, Epsolay and our product candidates, lead to protracted and costly legal proceedings, or cause collaborators to act in their own interest, which may not be in our interest. As a result, there can be no assurance that the collaborative arrangements that we have entered into, or may enter into in the future, will achieve their intended goals.

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

We currently contract with third-party manufacturers and suppliers for certain compounds and components necessary to produce the commercial scale production of Twyneo and Epsolay, and to produce our investigational product candidates for clinical trials. This increases the risk that we may not have access to sufficient quantities or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We and our partners currently rely on third parties for the manufacture and supply of certain compounds and components necessary to produce the commercial scale production of Twyneo and Epsolay, and to produce our product candidates for our clinical trials, including active ingredients and excipients used in the formulation of our products and product candidates, as well as primary and secondary packaging and labeling materials. We lack the resources and the capability to manufacture Twyneo, Epsolay  or any of our product candidates on a clinical or commercial scale, and we expect that we and our partners will continue to rely on third parties to support our commercial requirements for Twyneo Epsolay and our product candidates if approved for marketing by the FDA or other foreign regulatory authorities.

The facilities used by our contract manufacturers to manufacture Twyneo, Epsolay and our product candidates must be approved by the FDA pursuant to inspections that are conducted after we or our partners submit our marketing applications to the FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements, known as current good manufacturing practices, or cGMPs, for manufacture of both active drug substances and finished drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we or our partners may need to find alternative manufacturing facilities, which would significantly impact our or our partners ability to develop, obtain regulatory approval for or market Twyneo, Epsolay  or our product candidates.

Reliance on third-party manufacturers and suppliers entails a number of risks, including reliance on the third party for regulatory compliance and quality assurance, the possible breach of the manufacturing or supply agreement by the third party, the possibility that the supply is inadequate or delayed, the risk that the third party may enter the field and seek to compete and may no longer be willing to continue supplying, and the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us. If any of these risks transpire, we may be unable to timely retain an alternate manufacturer or suppliers on acceptable terms and with sufficient quality standards and production capacity, which may disrupt and delay our clinical trials or the manufacture and commercial sale of Twyneo, Epsolay, and our  product candidates.

Our failure or the failure of our third-party manufacturers and suppliers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates that we may develop. Any failure or refusal to supply or any interruption in supply of the components for Twyneo, Epsolay or any of our product candidates could delay, prevent or impair our clinical development or commercialization efforts.

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

Although we and our partners rely on these third parties to conduct certain aspects of our clinical trials and other studies and clinical trials, we remain responsible for ensuring that each of our and our partners studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our and our partners reliance on these third parties does not relieve us or our partners of our and our partners regulatory responsibilities. Moreover, the FDA and foreign regulatory authorities require us to comply with GCPs, which are the regulations and standards for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. We and our partners also rely on our consultants to assist us in the execution, including data collection and analysis of our and our partners clinical trials. If we or any of our and our partners third-party contractors fail to comply with applicable GCPs, the clinical data generated in the clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us or our partners to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our or our partners clinical trials complies with GCP regulations. In addition, our and our partners clinical trials must be conducted with product produced under cGMP regulations or similar foreign requirements. Our or our partners failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If the third parties or consultants that assist us and our partners in conducting our clinical trials do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or our partners,  or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical trial protocols, regulatory requirements or GCPs, or for any other reason, we or our partners may need to conduct additional clinical trials or enter into new arrangements with alternative third parties, which could be difficult, costly or impossible, and our or our partners clinical trials may be extended, delayed or terminated or may need to be repeated. If any of the foregoing were to occur, we or our partners may not be able to obtain, or may be delayed in obtaining, regulatory approval for the product candidates being tested in such trials, and will not be able to, or may be delayed in our or our partners efforts to, successfully commercialize these product candidates, once approved.

The manufacture of pharmaceutical products is complex, and manufacturers often encounter difficulties in production. If we or any of our third-party manufacturers encounter any difficulties, our, or our partners’ ability to provide product candidates for clinical trials or our products or product candidates, once approved, to patients, and the development or commercialization of our product candidates could be delayed or stopped.

The manufacture of pharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We and our or our partners contract manufacturers must comply with cGMP or similar requirements. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up and validating initial production and contamination controls. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

We cannot assure you that any stability or other issues relating to the manufacture of any of our products or product candidates will not occur in the future. Additionally, we, our partners and our third-party manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If we, our partners, or our third-party manufacturers were to encounter any of these difficulties, our or our partners ability to provide any product candidates to patients in clinical trials and products to patients would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the initiation or completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us or our partners to commence new clinical trials at additional expense or terminate clinical trials completely. Any adverse developments affecting clinical or commercial manufacturing of our products or product candidates may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products or product candidates. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our supply chain could materially adversely affect our business and delay or impede the development and commercialization of any of our products or product candidates and could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Related to Our Intellectual Property

We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.

Our success depends, in part, on our ability to obtain patent protection for our products and product candidates, maintain the confidentiality of our trade secrets and know how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights. We try to protect our proprietary position by, among other things, filing U.S., European, and other patent applications related to our products and product candidates, inventions and improvements that may be important to the continuing development of our product candidates. While we generally apply for patents in those countries where we intend to make, have made, use, or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. In addition, we cannot assure you that:

•	any of our future processes or product candidates will be patentable;

•	our processes or products and product candidates will not infringe upon the patents of third parties; or

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

We have granted, and may in the future grant, to third parties licenses to use our intellectual property. Generally, other than the licenses granted to Galderma, these licenses have granted rights to commercialize products outside the pharmaceutical field or to technology we no longer use or to otherwise use our intellectual property for a limited purpose outside the scope of our business interests. For example, in August 2013 we entered into an assignment agreement with Medicis Pharmaceutical Corporation (“Medicis”), according to which Medicis assigned to us its entire interest in one of the patents upon which we rely for  Twyneo for the treatment of acne. As part of this assignment agreement, we granted to Medicis a non-exclusive, transferable, sub-licensable, royalty-free, perpetual, license to practice the inventions claimed under the patent.

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

The development, manufacture, use, offer for sale, sale or importation of our products and product candidates may infringe on the claims of third-party patents or other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. Therefore, there is a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Any claims of patent infringement, even those without merit, could: be expensive and time consuming to defend; cause us or our partners to cease making, licensing or using products that incorporate the challenged intellectual property; require us or our partners to redesign, reengineer or rebrand our products and product candidates, if feasible; cause us to stop from engaging in normal operations and activities, including developing and marketing our products and product candidates; and divert management’s attention and resources. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we or our partners will be able to manufacture, use, offer for sale, sell or import our products and product candidates in the event of an infringement action.

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

In addition, because of our developmental stage, claims that our products and product candidates infringe on the patent rights of others are more likely to be asserted after commencement of commercial sales incorporating our technology.

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

In the United States, we or our partners have filed and may in the future file NDAs for our product candidates for approval under Section 505(b)(2) of the FDCA. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies that were not conducted by, or for, the applicant and on which the applicant has not obtained a right of reference. To date we have filed two NDAs under this section. In October 2020, we submitted an NDA for marketing approval for Twyneo, which was granted by the FDA, and in June 2020, we submitted an NDA for marketing approval for Epsolay, which was granted by the FDA .  Both of these NDA’s were accepted for filing by the FDA. The FDA granted marketing approval for Twyneo in July 2021, and for Epsolay in April, 2022.

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

 Under the Hatch-Waxman Act, the NDA holder and patent owner(s) may file a patent infringement lawsuit after receiving notice of the paragraph IV certification. Filing of a patent infringement lawsuit against the filer of the 505(b)(2) application within 45 days of the patent owner’s receipt of notice triggers a one-time, automatic, 30-month stay of the FDA’s ability to approve the 505(b)(2) NDA, unless patent litigation is resolved in the favor of the paragraph IV filer or the patent expires before that time. Accordingly, we or our partners may invest a significant amount of time and expense in the development of one or more product candidates only to be subject to significant delay and patent litigation before such product candidates may be commercialized, if at all. Further, although the Section 505(b)(1) regulatory pathway is not subject to the same patent certification requirements as Section 505(b)(2) applications or ANDAs and is accordingly not associated with litigation under the Hatch-Waxman Act, we may still face non-Hatch-Waxman patent litigation for products developed through the Section 505(b)(1) pathway.

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

Our business and operations will be directly influenced by the political, economic and military conditions affecting Israel at any given time. A change in the security and political situation in Israel and in the economy could impede the raising of the funds required to finance our research and development plans and to create joint ventures with third parties and could otherwise have a material adverse effect on our business, operating results and financial condition. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, including Hezbollah in Lebanon (and Syria) and Hamas in the Gaza Strip, both of which involved missile strikes in various parts of Israel causing the disruption of economic activities. Our principal offices are located within the range of rockets that could be fired from Lebanon, Syria or the Gaza Strip into Israel. In addition, Israel faces many threats from more distant neighbors, in particular, Iran.  Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could result in damage to our facilities and likewise have a material adverse effect on our business, operating results and financial condition. Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel. Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit our ability to sell Twyneo, Epsolay and our product candidates (once approved) to customers in those countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Similarly, Israeli corporations are limited in conducting business with entities from several countries.

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

In the future, we expect that a substantial portion of our revenues will be generated in U.S. dollars, Euros and other foreign currencies, although we currently incur a significant portion of our expenses in currencies other than U.S. dollars, and mainly in NIS. Our financial records are maintained, and will be maintained, in U.S. dollars, which is our functional currency. As a result, our financial results may be affected by fluctuations in the exchange rates of currencies in the countries in which Twyneo, Epsolay or our prospective product candidates (once approved) may be sold.

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

 The Israeli government grants that we have received for research and development expenditures require us to meet several conditions and may restrict our ability to manufacture some of our product candidates and transfer relevant know-how outside of Israel and require us to satisfy specified conditions.

We have received royalty-bearing grants from the government of Israel through the National Authority for Technological Innovation, or the Israel Innovation Authority, also known as the IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS, for the financing of a portion of our research and development expenditures in Israel. These IIA grants relate to a peripheral line of product candidates which forms a negligible part of our activities. We are required to pay the IIA royalties from the revenues generated from the sale of products (and related services) developed (in all or in part), directly or indirectly, using the IIA grants we received as part of  a research and development program funded by the IIA, or the Approved Program, (at rates which are determined under the IIA rules), up to the aggregate amount of the total grants received by the IIA, plus annual interest at an annual rate based on LIBOR. As we received grants from the IIA, we are subject to certain restrictions under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, or the Innovation Law, and related rules and regulations. These restrictions may impair our ability to perform or outsource manufacturing of IIA funded products outside of Israel, granting licenses for R&D purposes or otherwise transfer outside of Israel the know-how resulting, directly or indirectly, in whole or in part, in accordance with or as a result of, research and development activities made according to an Approved Program, as well as any rights associated with such know-how (including later developments, which derive from, are based on, or constitute improvements or modifications of such know-how), or the IIA Funded Know-How.

 The restrictions under the IIA’s rules and guidelines continue to apply even after payment to the IIA of the full amount of royalties payable pursuant to the grants. In addition, the government of the State of Israel may from time to time audit sales of products which it claims incorporate IIA Funded Know-How and this may lead to additional royalties being payable on additional product candidates, and may subject such products to the restrictions and obligations specified hereunder. Following an audit conducted by the IIA, the IIA confirmed to us that products based on encapsulation technology of solid material are exempt from royalty payment obligations to the IIA. Twyneo and Epsolay fall within the category of products based on encapsulation technology of solid material. However, there can be no guarantee that the IIA will not in the future attempt to claim royalties with respect to these products, or that future products will not be subject to royalties.

 These restrictions may impair our ability perform or outsource manufacturing rights of IIA funded products outside of Israel, or otherwise transfer or license for R&D purpose our IIA Funded Know-How in and outside of Israel without the approval of the IIA, and we cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of IIA Funded Know-How pursuant to a merger or similar transaction, or in the event we undertake a transaction involving the licensing of IIA Funded Know-How for R&D purposes to a non-Israeli entity, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the IIA’s rules and guidelines and the Innovation Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.

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

Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, once we begin to produce revenues. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is set at 23% in 2023. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Benefited Enterprise” is entitled to may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs. See “Item 10. Additional Information — Israeli Tax Considerations and Government Programs — Tax Benefits Under the 2011 Amendment” for additional information concerning these tax benefits.

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

Our success largely depends on the skill, experience and effort of our senior management. The loss of the service of any of these persons, including the chairman of our board of directors, Mr. Moshe Arkin, and our chief executive officer, Dr. Alon Seri-Levy, would likely result in a significant loss in the knowledge and experience that we possess and could significantly delay or prevent successful product development and other business objectives. There is intense competition from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions, seeking to employ qualified individuals in the technical fields in which we operate, and we may not be able to attract and retain the qualified personnel necessary for the successful development and commercialization of Twyneo, Epsolay and our product candidates.

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

Risks Related to Our Ordinary Shares

The controlling share ownership position of M. Arkin Dermatology will limit your ability to elect the members of our board of directors, may adversely affect our share price and will result in our non-affiliated investors having very limited, if any, influence on corporate actions.

  M. Arkin Dermatology Ltd. (“Arkin Dermatology) is currently our controlling shareholder. As of March 1, 2023, Arkin Dermatology, and its sole beneficial owner, Mr. Moshe Arkin, collectively beneficially owned approximately 55.08% of the voting power of our outstanding ordinary shares. Therefore, Arkin Dermatology has the ability to substantially influence us and exert significant control through this ownership position. For example, Arkin Dermatology is able to control elections of directors, amendments of our organizational documents, and approval of any merger, amalgamation, sale of assets or other major corporate transaction. Arkin Dermatology’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as it continues to own a significant amount of our equity, Arkin Dermatology will continue to be able to strongly influence and significantly control our decisions.

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

As of March 1, 2023, there were 25,689,469 ordinary shares outstanding. Future sales by us or our shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of the ordinary shares listed for trading are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

 In addition, we have filed a registration statement on Form S-8 with the Securities and Exchange Commission, or the SEC, covering all of the ordinary shares issuable under our 2014 Share Incentive Plan, and we intend to file one or more registration statements on Form S-8 covering all of the ordinary shares issuable under  any other equity incentive plans that we may adopt, and such shares will be freely transferable, except for any shares held by “affiliates,” as such term is defined in Rule 144 under the Securities Act. The market price of our ordinary shares may drop significantly when the restrictions on resale by our existing shareholders lapse and these shareholders are able to sell our ordinary shares into the market.

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

 Subject to shareholder approval, Arkin Dermatology, our controlling shareholder, as holder of 14,068,564 of our ordinary shares as of March 1, 2023, will be entitled to require that we register under the Securities Act the resale of these shares into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “Item 7.B — Related Party Transactions — Registration Rights Agreement”.

 We have broad discretion as to the use of the net proceeds from our public offerings and may not use them effectively.

We intend to use the remaining net proceeds from our public offering in January 2023 (and concurrent private placements) to fund the acquisition of SGT-610. The remaining proceeds will be used for other research and development activities, as well as for working capital and general corporate purposes. However, our management has broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from such offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income.

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

As a foreign private issuer whose shares are listed on The Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of The Nasdaq Global Market. Pursuant to the “foreign private issuer exemption”:

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we also ceased to be a foreign private issuer in the future, for example, the requirement to hold stockholder advisory votes on executive and severance compensation and executive compensation disclosure requirements for U.S. companies. However, as a foreign private issuer, we could still be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are exempt from such requirement for as long as we remain an emerging growth company, which may be up to five fiscal years after the date of our initial public offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.235 billion; (b) December 31, 2023, the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We may choose to take advantage of some or all of the available exemptions. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We may be considered to be a passive foreign investment company for U.S. federal income tax purposes for the current tax year and possibly thereafter, which could result in materially adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares or warrants.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For our 2019, through 2022 taxable years we generated revenue under our then collaboration agreement with Perrigo UK Finco Limited Partnership, or Perrigo, for the development of a generic product candidate. In 2021, we sold our rights to this and other generic products and will unconditionally receive further revenue over 24 months in lieu of our share in the collaboration agreements with respect to these products.  Starting in 2021, we began generating revenue under certain license agreements. See “Item 4. Information on the Company – B. Business Overview”.  Though the application of the relevant rules governing the characterization of the foregoing revenue for purposes of the PFIC income test is uncertain, we intend to take the position that, based on our involvement and management contributions throughout the development process, such revenue is non-passive for PFIC purposes. As a result, based on the current and anticipated value and composition of our income and assets, we do not expect that we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or for foreseeable future years. However, there are substantial factual and legal ambiguities regarding the nature of the revenue and the application of the relevant PFIC rules, and thus, the determination that such revenue is non-passive is not without doubt, and alternative characterizations are possible.

 A separate determination has to be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, our PFIC status may depend in part on the market price of our ordinary shares, which may fluctuate significantly. In addition, there are certain other ambiguities in applying the PFIC test to us. If we are considered a PFIC, material adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information – E. Taxation – U.S. Federal Income Tax Considerations  to U.S. Holders”) of our ordinary shares or warrants with respect to any “excess distribution” received from us and any gain from a sale or other disposition of our ordinary shares or warrants (including upon cashless exercise of our warrants).  Please see “Item 10. Additional Information – E. Taxation – U.S. Federal Income Tax Considerations to U.S. Holders.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any).  If our group includes one or more U.S. subsidiaries, under recently-enacted rules, certain of our non-U.S. subsidiaries, of which there are none at present, could be treated as controlled foreign corporations regardless of whether we are not treated as a controlled foreign corporation (although there is currently a pending legislative proposal to significantly limit the application of these rules).  A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions.  An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.  A United States investor should consult its advisors regarding the potential application of these rules to an investment in the ordinary shares or warrants.

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

•
delays in entering into strategic relationships with respect to the commercialization of Twyneo and Epsolay or with respect to the development and/or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;

•	technological innovations or commercial product introductions by us or competitors;

•	changes in government regulations;

•	developments concerning proprietary rights, including patents and litigation matters;

•	public concern relating to the commercial value or safety of any of Twyneo, Epsolay or our product candidates;

•	financing or other corporate transactions;

•	publication of research reports or comments by securities or industry analysts;

•	general market conditions in the pharmaceutical industry or in the economy as a whole; or

•	other events and factors, many of which are beyond our control.

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

As a public company whose ordinary shares are listed in the United States, and particularly after we no longer qualify as an emerging growth company, we have been incurring and will continue to incur accounting, legal and other expenses that we did not incur as a private company, including costs associated with our reporting requirements under the Exchange Act. We also have incurred and anticipate that we will continue to incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and The Nasdaq Global Market, and provisions of Israeli corporate law applicable to public companies. These rules and regulations increase our legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and make some activities more time-consuming and costly. Our board and other personnel need to devote a substantial amount of time to these initiatives. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the Annual Report for the year ended on December 31, 2019, our management is required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above and depending on our status as per Rule 12b-2 of the Exchange Act, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404. The process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2022, our internal control over financial reporting was effective, we cannot predict the outcome of this determination in future years and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

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

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2022, our internal control over financial reporting was effective, we cannot predict the outcome of our testing or any subsequent testing by our auditor in future periods.  Any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information and affect our reputation, which could have a negative effect on the trading price of our ordinary shares.

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

In February 2018 we completed our initial public offering on The Nasdaq Global Market, pursuant to which we issued 7,187,500 Ordinary Shares for aggregate gross proceeds of approximately $86.25 million before deducting underwriting discounts and commissions and offering expenses payable by us, including the full exercise by the underwriters of their option to purchase additional shares. Our Ordinary Shares are traded on The Nasdaq Global Market under the symbol “SLGL”.

Our capital expenditures for the years ended December 31, 2020, 2021 and 2022 were approximately $449, $143 and $171 respectively. Our current capital expenditures involve equipment and leasehold improvements.

B.           Business Overview

Our Company

Sol-Gel is an innovative dermatology company with a successful track record of two NDA approvals and advanced orphan drugs pipeline. Sol-Gel successfully developed pioneer topical drugs Twyneo and Epsolay, respectively approved for the treatments of acne and inflammatory lesions of rosacea. Since 2022, both products have been marketed in the U.S. by our U.S. commercial partner, Galderma. In terms of our proprietary assets in development, we are developing topical patidegib (SGT-610) for the treatment of Gorlin syndrome and topical erlotinib (SGT-210) for the treatment of rare skin keratodermas like pachyonychia congenita.

Products and Pipeline

We are a dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Our FDA-approved product, Twyneo, is a novel, once-daily, non-antibiotic topical cream containing a fixed-dose combination of encapsulated benzoyl peroxide, or BPO, and encapsulated tretinoin, developed for the treatment of acne vulgaris, or acne. Our FDA-approved product, Epsolay, is a novel, once-daily topical cream containing encapsulated BPO that we have developed for the treatment of inflammatory lesions of rosacea.

In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo, and,  Epsolay.

In addition to Twyneo and Epsolay, our current product candidate pipeline includes topical drug candidate SGT-210 under investigation for the treatment of pachyonychia congenita and other rare skin indications, and the newly acquired SGT-610, topically-applied patidegib, a new chemical entity hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome ..

The following chart represents our current branded products and candidate pipeline.

In addition to our product candidates, we are also developing a portfolio of  two generic programs related to four generic drug candidates in collaboration with Padagis by assignment from Perrigo UK Finco Limited Partnership, or Perrigo. Under the terms of the agreement with Padagis, we are to unconditionally receive $21.5 million over 24 months, of which $13.9 million were received through December 31, 2022, in lieu of our share in ten generic programs, two of which were approved by the FDA, and eight of which remain unapproved.

Twyneo, is  a once-daily, non-antibiotic topical cream,  containing a fixed-dose combination of encapsulated benzoyl peroxide, or E-BPO, and encapsulated tretinoin for the treatment of acne. Acne is one of the three most prevalent skin diseases in the world and is the most commonly treated skin disease in the United States. According to the American Academy of Dermatology, acne affects approximately 40 to 50 million people in the United States, of which approximately 10% are treated with prescription medications. Tretinoin and benzoyl peroxide, the two active components in Twyneo, are both widely-used therapies for the treatment of acne that historically have not been conveniently co-administered due to stability concerns. On December 30, 2019, we announced top-line results from two pivotal Phase 3 clinical trials evaluating Twyneo for the treatment of acne. Twyneo met all co-primary endpoints in both Phase 3 trials. The Phase 3 program enrolled an aggregate of 858 patients aged nine and older in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Twyneo demonstrated statistically significant improvement in each of the co-primary endpoints of (1) the proportion of patients who succeeded in achieving at least a two grade reduction from baseline and Clear (grade 0) or Almost Clear (grade 1) at Week 12 on a 5-point Investigator Global Assessment (IGA) scale, (2) an absolute change from baseline in inflammatory lesion count at Week 12, and (3) and an absolute change from baseline in non-inflammatory lesion count at Week 12. In addition, Twyneo was found to be well-tolerated. Twyneo was approved for marketing by the FDA in July 2021in the United States and was licensed to Galderma exclusively in the United States in June 2021.

Epsolay, is a once-daily topical cream containing 5% encapsulated benzoyl peroxide, that we have developed for the treatment of inflammatory lesions of rosacea in adults. Rosacea is a chronic skin disease characterized by facial redness, inflammatory lesions, burning and stinging. According to the U.S. National Rosacea Society, approximately 16 million people in the United States are affected by rosacea. According to a study we commissioned in 2017, approximately 4.8 million people in the United States experience subtype II symptoms. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne, except that comedowns are absent, and patients may report associated burning and stinging sensations. Current topical therapies for subtype II rosacea are limited due to tolerability concerns. For example, BPO, a common therapy for acne, is not used for the treatment of subtype II rosacea due to side effects. As encapsulated BPO, Epsolay is designed to redefine the standard of care for the treatment of subtype II rosacea.  Epsolay, which was approved for marketing by the FDA in April 2022,  is the first product containing BPO that is marketed for the treatment of subtype II rosacea. On July 8, 2019, we announced positive top-line results from our Phase 3 program evaluating Epsolay.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Epsolay demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the Investigator Global Assessment (IGA) relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay was found to be well-tolerated. On February 12, 2020, we announced positive topline results from our open-label, long-term safety study, evaluating Epsolay for a treatment duration up to 52 weeks.  Epsolay was approved for marketing by the FDA in April 2022  and was licensed to Galderma exclusively in the United States in June 2021.

We maintain exclusive, worldwide commercial rights, including United States for our investigational product candidates, which consist of:

•
SGT-610 that we are developing for a treatment of Gorlin Syndrome, a rare disease with no therapies approved by the U.S. Food and Drug Administration (FDA) or the European Commission (EC).  Gorlin syndrome is also called nevoid basal cell carcinoma syndrome because approximately 90% of individuals with this syndrome develop multiple basal cell carcinomas (BCCs), ranging from a few to many thousands of lesions during a patient’s lifetime.  Painful surgical excision is the treatment of choice for BCCs.  However, as multiple BCCs continue to evolve, repeated surgical intervention becomes impossible and therefore an important consideration in the treatment of Gorlin syndrome is the prevention of development of new BCCs.  SGT-610 is aimed to prevent new BCCs in adults with Gorlin syndrome without systemic adverse events and is expected to be the first drug approved for the treatment of Gorlin syndrome patients. SGT-610 has been granted Orphan Drug Designation by the FDA and the ECas well as Breakthrough Designation by the FDA. Both FDA and the European Medicines Agency (EMA) have agreed that a single pivotal Phase 3 study is required for the approval of this investigational drug, to be followed by a long-term safety study.  SGT-610  phase 3 clinical study will include essential modifications to a former Phase 3 study conducted by patidegib’s seller, PellePharm Inc. (“PellePharm”). In PellePharm’s study the SGT-610 arm was found to be as tolerable as the vehicle and the significant adverse events of oral hedgehog inhibitors were not observed.  Our Phase 3 study is planned to be powered at 90%, with about 100 participating subjects.  We expect to begin our Phase 3 study in the second of half of 2023, and expect results by the end of 2025.

•
SGT-210 (erlotinib) is a topical drug candidate for the treatment of pachyonychia congenita and other hyperkeratosis indications. Erlotinib is a tyrosine kinase receptor inhibitor which acts on the epidermal growth factor receptor, a protein expressed on the surface of cells, whose job is to help cells grow and divide. Published clinical research has shown that orally administered erlotinib improved the quality of life of pachyonychia congenita patients but was associated with significant adverse events, while topically applied erlotinib, 0.2%, failed to display significant improvement1.  Sol-Gel’s scientists have managed to overcome erlotinib formulation limitations and developed a topical product with a significantly higher concentration of erlotinib than that which was reported to be inefficient.  SGT-210 is expected to treat pachyonychia congenita without the adverse events caused by oral erlotinib. Our Phase-1 study was initiated in December 2022.

•	We are also currently developing a portfolio of two generic programs related to four generic drug candidates in collaboration with Padagis, by assignment from Perrigo.

  On January 30, 2023, we purchased the topically-applied patidegib, a hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome pursuant to an asset purchase agreement with PellePharm, dated January 23, 2023. We broadened our pipeline with this new chemical entity, designated as investigational compound SGT-610, which, if approved by the FDA, has the potential to be the first-ever treatment for Gorlin syndrome, and has the potential to generate, at peak, annual net sales in excess of $300 million (Net sales opportunity is based on good faith estimates derived from the Company's knowledge and based in part on independent sources. Although the Company believes such data and estimates to be reliable, it involves a number of assumptions and limitations).  SGT-610 has been granted Orphan Drug Designation by the FDA and the EC, as well as Breakthrough Designation by the FDA. Each of the FDA and EMA has agreed that approval may be supported by a single pivotal Phase 3 study. We plan to conduct a Phase 3 trial, with the objective of providing Gorlin syndrome patients with the first drug that could prevent new basal cell carcinomas, or BCCs.

Under the terms of the agreement upon closing of the transaction, the Company paid an upfront payment of $4 million to PellePharm, the remaining principal amount outstanding of $0.7 million has not been transferred as of the issuance date of this report. We are also required to pay:

•	up to $6 million in total development and NDA acceptance milestone payments;

•	up to $64 million in commercial milestone payments, which amount increases to $89 million when sales exceed $500 million; and

•	single digit royalties, which increase to double digit royalties when sales exceed $500 million.

In June 2021, we entered into two exclusive license agreements with Galderma,  pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo and Epsolay, including promotion and distribution, and we were responsible for obtaining all regulatory approvals of the products in the United States, which we completed in July 2021 and April 2022, respectively. Each of the license agreements has a term of five years from the date of Galderma’s first commercial sale of the applicable product in the United States. The license agreements provide that Galderma is responsible for all filings and communications with regulatory authorities in the U.S. until expiration of the applicable license agreement. In connection with the licenses, we and Galderma have entered into a three-party supply agreement with Douglas Manufacturing Limited, which will supply Galderma the Twyneo product, and Galderma entered  into a supply agreement with a third party for the supply of the Epsolay product, .  In consideration for the grant of such rights, Galderma has paid us $11 million in upfront payments and regulatory approval milestone payments. We are also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.

Our Approved Product and Investigational Product Candidates

Twyneo for Acne

Using our proprietary, silica-based microencapsulation technology platform, we developed Twyneo to become a preferred treatment for acne by dermatologists and their patients.

Twyneo is a novel, once-daily, non-antibiotic topical cream containing a fixed-dose combination of encapsulated benzoyl peroxide and encapsulated tretinoin that we developed for the treatment of acne. Studies have shown that benzoyl peroxide and tretinoin are effective in treating acne as monotherapies; moreover, according to an article in the American Academy of Dermatology (2009), dermatologists recommend combining the two monotherapies as a first-line approach for acne, but a drug-drug interaction that causes the degradation of tretinoin has previously prohibited the development of a combination therapy. By encapsulating the two agents separately through the use of our technology platform, Twyneo is designed to be a fixed-dose combination that otherwise would not be stable. Similar to other combination drug products, such as clindamycin and benzoyl peroxide, Twyneo is required to be kept refrigerated throughout the supply chain and then stored in ambient conditions upon its distribution to patients. Pre-clinical data suggests that Twyneo may be more tolerable than generic tretinoin gel 0.1% and Epiduo, a branded fixed-dose combination of benzoyl peroxide and adapalene, without a corresponding loss in efficacy. In addition, Epiduo and its successor Epiduo Forte contain adapalene as opposed to tretinoin, which is widely considered to be more effective than adapalene, but generally causes greater irritation. We expect that Twyneo will compete directly with Winlevi, Aklief, Epiduo and Epiduo Forte. On December 30, 2019, we announced top-line results from two pivotal Phase 3 clinical trials evaluating Twyneo for the treatment of acne. Twyneo met all co-primary endpoints in both Phase 3 trials. The Phase 3 program enrolled an aggregate of 858 patients aged nine and older in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Twyneo demonstrated statistically significant improvement in each of the co-primary endpoints of (1) the proportion of patients who succeeded in achieving at least a two grade reduction from baseline and Clear (grade 0) or Almost Clear (grade 1) at Week 12 on a 5-point Investigator Global Assessment (IGA) scale, (2) an absolute change from baseline in inflammatory lesion count at Week 12, and (3) and an absolute change from baseline in non-inflammatory lesion count at Week 12. In addition, Twyneo was found to be well-tolerated. Twyneo was approved for marketing by the FDA in July 2021.

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

Epsolay for Subtype II Rosacea

Epsolay Overview

Epsolay is a once-daily investigational topical cream containing 5% encapsulated benzoyl peroxide that we have developed  for the treatment of papulopustular (subtype II) rosacea. We believe Epsolay is the first product to contain encapsulated benzoyl peroxide for the treatment of subtype II rosacea and has the potential to redefine the standard of care for the treatment of inflammatory lesions associated with subtype II rosacea. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne, except that comedones are absent, and patients may report associated burning and stinging sensations. We expect that Epsolay will compete directly with Soolantra. We utilized the FDA’s 505(b)(2) regulatory pathway in seeking approval of Epsolay in the United States. On July 8, 2019, we announced positive top-line results from our Phase 3 program evaluating Epsolay.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Epsolay demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the Investigator Global Assessment (IGA) relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay was found to be well- tolerated. On February 12, 2020, we announced positive topline results from our open-label, long-term safety study, evaluating Epsolay for a treatment duration up to 52 weeks.  Epsolay was approved by the FDA in April 2022.

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

Our Solution for Subtype II Rosacea — Epsolay

Benzoyl peroxide is approved by the FDA for the treatment of acne and is widely considered to be safe and effective. Currently, there is no approved benzoyl peroxide product in the rosacea treatment landscape as a result of potential tolerability issues, despite clinical studies showing that treatment with benzoyl peroxide could be efficacious. According to a published study, benzoyl peroxide was found to be an effective treatment for rosacea but caused irritation. Using our proprietary, silica-based microencapsulation technology platform, we believe our Epsolay treatment of papulopustular (subtype II) rosacea can improve on current subtype II rosacea treatments in the following ways:

•
Epsolay creates a silica-based barrier between benzoyl peroxide crystals and the skin and, as a result, can reduce irritation typically associated with topical application of benzoyl peroxide, increasing the potential for more tolerable application to rosacea-affected skin.

•	Epsolay’s release of the drug can reduce irritation while maintaining efficacy.

Epsolay is an innovative topical cream, an and the first FDA approved product containing benzoyl peroxide for the treatment of subtype II rosacea.

SGT-610 for Gorlin Syndrome

Gorlin Syndrome  is a rare, inherited disorder that affects many organs and tissues in the body. People with this disorder have a very high risk of developing basal cell skin cancer during adolescence or early adulthood. Oral Hedgehog inhibition (HHI) is the proven gold standard in Rx treatment of basal cell carcinomas. Patidegib topical gel, an NCE, is a potent HHI devoid of oral tolerability limitations. Recent Phase 3 data demonstrate a safety and efficacy profile that warrants further development. Multiple lessons-learned from what is now the largest database of Gorlin Syndrome patients. Strong regulatory support: Breakthrough Therapy and Orphan Drug designations. Strong patient advocacy support and unsolicited patient/KOL demand. Strong IP with significant exclusivity period remaining. Highly differentiated and de-risked program with significant near-term value creation potential.

Gorlin syndrome is a rare disease with no therapies currently approved by the FDA or EMA.  Gorlin syndrome affects approximately 1 in 31,000 people and is an autosomal dominant genetic disorder, mostly caused by inheritance of one defective copy of the tumor suppressor gene PTCH1. The PTCH1 gene blocks the SMO gene, turning off the hedgehog signaling pathway when it is not needed.  However, mutations in PTCH1 may cause loss of PTCH1 function, release of SMO, and may allow BCC tumor cells to divide uncontrollably. Patidegib, the active substance in SGT-610, is designed to block the SMO signal, thus allowing cells to function normally and reduce production of new tumors. Gorlin syndrome is also called nevoid BCC syndrome because approximately 90% of individuals with this syndrome develop multiple BCCs, ranging from a few to many thousands of lesions during a patient’s lifetime. We estimate that there are approximately 17,000 Gorlin syndrome patients with multiple BCCs worldwide. Painful surgical excision is currently the treatment of choice for BCCs.  However, as multiple BCCs continue to evolve, repeated surgical intervention becomes practically impossible, which makes the prevention of the development of new BCCs a critical treatment consideration.  SGT-610 is a topical product intended to prevent new BCC formation in adults with Gorlin syndrome without the risk of accompanying systemic adverse events observed with oral BCC therapies.

SGT-210 for Keratodermas

We are developing SGT-210 for the treatment of keratoderma, such as PC and PPK, a group of skin conditions characterized by thickening of the skin. SGT-210 is designed to be used alone or in combination for the treatment of hyperproliferation and hyperkeratinization disorders, including PPK. On January 2, 2020, we announced the initiation of a Phase 1 clinical study of SGT-210 in patients with palmoplantar keratoderma. The Phase 1 concept study SGT-84-01 is a single-center, single-blinded, vehicle-controlled study designed to evaluate the bioavailability, safety and tolerability of SGT-210 as well as inform on potential efficacy. During the third quarter of 2021, we reported that the study with respect to six (6) palmoplantar keratoderma (PPK) patients has been completed and indicated modest improvement and a favorable safety profile. Two concentrations of  topical erlotinib Phase-1 study on healthy volunteers was initiated in December 2022.

SGT-210, for Pachyonychia Congenita and Other Rare Skin Indications,

We are conducting pre-clinical testing to explore the possible activity of SGT-210 in various new pharmaceutical indications.

Generic Drug Product Candidates

In addition to our investigational product candidates, we are also currently developing a portfolio of two generic topical dermatological programs related to four generic drug candidates in collaboration with Padagis by assignment from Perrigo. Padagis has significant experience in the development of generic drugs.

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

Intellectual Property

Our intellectual property and proprietary technology are directed to the development, manufacture and sale of Twyneo, Epsolay and our investigational product candidates. We seek to protect our intellectual property, core technologies and other know-how, through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others.

We will be able to protect our technology from unauthorized use by third parties only to the extent it is covered by valid and enforceable patents or is effectively maintained as trade secrets. Patents and other proprietary rights are an essential element of our business. If any of the below described applications are not approved, or any of the below described patents are invalidated, deemed unenforceable or otherwise successfully challenged, such loss would have a material effect on the commercialization of Twyneo, Epsolay, our Investigational product candidates and our future prospects.

Our patent portfolio that is directed to Twyneo, Epsolay and our investigational product candidates includes 199 patents and patent applications and claims processes for manufacture (including silica microencapsulation platform and other technologies), formulations, composition of matter, and methods of use. Of these 199 patents and patent applications, 104 are granted patents (21 in the United States and 83 in other countries) and 95 are pending applications (42 in the United States and 53 in other countries).

For Twyneo, we have obtained patent protection for the composition of matter in the United States, Canada, Japan, Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom) and Mexico (with a term until 2028) . There are four patent families protecting the process for the encapsulation of the active agents of our Twyneo product (one patent family has patents granted in Canada, India, Mexico, Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom) and Japan (with a term until 2028) and applications pending in the United States; the second patent family has patents granted in Mexico, Canada and the United States (with a term until 2029) and an application pending in the United States; the third patent family has patents granted in Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom), China, India, Japan, Canada, Mexico and the United States (with a term until 2030) and an application pending in the United States); and the fourth patent family has patents granted in Canada, China, Israel, India, Mexico and the United States). We own a pending patent for the formulation of our Twyneo product in the United States (with a term until 2032), and patents granted in China, Japan, Canada, Mexico and Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland, United Kingdom) (with a term until 2032). We have pending patent applications in the United States for the composition of our Twyneo product and  patents granted in the United States and Canada for the method of treatment of Twyneo (with a term until 2038). We have five trademarks registered for our Twyneo product in Israel, Europe, the United States and Canada.

 For Epsolay, we have obtained patents in China, Canada, Japan, Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom), Mexico and the United States (with a term until 2032) covering the composition for topical treatment of rosacea. We have further pending applications for this composition in the United States. There are two patent families directed to the process for encapsulation of the active agents of Epsolay (one patent family has granted patents in Canada, India, Mexico, Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom) and Japan (with a term until 2028) and pending applications in the United States; and the second patent family has patents granted in Canada, China, Israel, India, Mexico and the United States). We also have 4 granted patents and one allowed application in the United States (with a term until 2040) and 11 patent applications pending covering the methods of use of Epsolay for the treatment of rosacea (four in Canada and seven in the United States).We have one not yet published international application and one US application with a term until 2042.

We have pending applications in Australia, Brazil, Chile, Colombia, Korea, Malaysia, New Zealand, Philippines, Thailand, Vietnam and South Africa, and  three pending applications in the United States covering the compositions of Epsolay and Twyneo, the processes for the encapsulation of the active agents of our Epsolay and Twyneo, and the methods of use.

We have four registered trademarks in Europe, Canada, the United States and Israel. These registrations cover potential brand names for our Epsolay in Israel, Europe, Canada and the United States.

For SGT-210, we have 21 pending applications in China, Canada, Japan, Korea, Europe, Mexico and the United States, and one allowed application in the United States that refer to methods and compositions of use in the treatment of psoriasis.

              For SGT-610, we have one pending application in the United States that refers to a method of treatment with SGT-610, and we purchased from PellePharm 3 granted patents in the US (with a term until 2036), 2 granted patents in South Africa, and granted patents in Israel, Japan, Mexico and Australia and  pending applications in Brazil, Canada, Chile, Europe and New Zealand. We also licensed from Royalty Security LLC. (as part of the asset purchase from PellePharm) 26 granted patents in the US (with terms 2025-2031), 4 granted patents in Canada (with terms 2025-2030), 78 granted patents in Europe (EPO members such as Norway, France, Germany, Ireland, Switzerland, United Kingdom, Spain, Italy, etc.) 50 Granted patents in the rest of the world (such as Argentina, Australia, Brazil, Chile, China, Israel, India, Jordan, Japan, Korea, Lebanon, Mexico, New Zealand, Pakistan, Russia, Singapore, Thailand, Taiwan, Ukraine, South Africa, and pending applications in Europe (Norway), Brazil, Pakistan and United Arab Emirates.

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

There are numerous companies that have branded or generic products or product candidates in the dermatology market. Among them are Aclaris Therapeutics, Inc., Akorn, Inc., Almirall S.A., Aqua Pharmaceuticals LLC, Arcutis Biotherapeutics, Bausch Health Companies Inc., Bayer HealthCare AG, Cassiopea SpA,  Dermavant Sciences,  Galderma Pharma S.A., Glenmark Pharmaceuticals Ltd., G&W Laboratories, Inc., LEO Pharma A/S, Mylan N.V., Novan, Inc., Novartis AG, Novum Pharma, LLC, Palvella Therapeutic, Perrigo Company plc, Pfizer, Inc., Spear Therapeutics, Ltd., Sun Pharmaceutical Industries Ltd., Teligent, Inc., Teva Pharmaceutical Industries Ltd. And  Vyne Pharmaceuticals Ltd..

In order for Twyneo, Epsolay and our product candidates, if approved, to compete successfully in the dermatology market, we will have to demonstrate that their efficacy, safety and cost-effectiveness provide an attractive alternative to existing therapies, some of which are widely known and accepted by physicians and patients, as well as to future new therapies. Such competition could lead to reduced market share for Twyneo, Epsolay and our product candidates and contribute to downward pressure on the pricing of Twyneo, Epsolay and our product candidates, which could harm our business, financial condition, operating results and prospects.

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

Twyneo and Epsolay target the well-established acne and rosacea markets. We expect Twyneo and Epsolay, to compete with current standard-of-care treatments, whether branded, generic or over-the-counter, as well as with new treatments to be approved in the future. The current standard-of-care for acne includes topical anti-bacterial drugs such as benzoyl peroxide that are broadly available over-the-counter, prescription drug products that are based on single retinoid drug products such as Differin, Atralin, Retin-A, Retin-A Micro, Tazorac and Altreno, fixed-dose combinations of benzoyl peroxide and adapalene such as Epiduo and Epiduo Forte, fixed-dose combinations of benzoyl peroxide and clindamycin such as Duac, Benzaclin, Onexton and Acanya, fixed-dose combinations of tretinoin and clindamycin such as Ziana and Veltin, topical antiandrogen such as Winlevi and topical antibiotics such as Aczone and Amzeeq. The current standard of care for rosacea includes Metrogel, Finacea, Soolantra and the recently launched Zilxi, as well as oral Oracea (doxycycline embedded in a technology platform). As a fixed-dose combination product candidate, Twyneo may also compete with drug products utilizing other technologies that can separate two drug substances, such as dual chamber tubes, dual pouches or dual sachets. In addition to these products, our generic drug product candidates are expected to face direct competition from branded drugs and authorized generics which are prescription drugs produced by the branded pharmaceutical companies and marketed under a private label, at generic prices.

          SGT-610 is expected to be the first, if approved, product for the treatment of Gorlin syndrome. We believe that the competition will be limited in the short term after launch.

Marketing, Sales and Distribution

We currently have limited sales, marketing and distribution capabilities. In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo and Epsolay.  Pursuant to the agreement, we received $11 million in upfront payments  and regulatory approval milestone payments. We are also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.  We also expect to collaborate with third parties that  have sales and marketing experience in order to commercialize Twyneo and Epsolay outside of the United States, and our other investigational product candidates, if approved by the FDA for commercial sale, in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements for our product candidates on acceptable terms or at all, we may not be able to successfully commercialize them. In other markets, we also expect to selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our product candidates.

Manufacturing

For the supply of current good manufacturing practice-grade, or cGMP-grade and clinical trial materials we rely on and expect to continue to rely on third-party CMOs, or on in-house manufacturing capabilities. As of August 2018, our in-house manufacturing operations have been audited for current good manufacturing, or cGMP, compliance, and were granted a cGMP certification by the Israel Ministry of Health. This certification allowed us to manufacture Twyneo and its intermediates to support Phase 3 clinical trials. This cGMP certification expired in 2020, and since no other manufacturing for Phase 3 clinical trials is planned at the Company during 2021, the Company and the Israel Ministry of Health have mutually concluded that the cGMP certification will be reassessed and renewed for other products as they reach relevant stages of development. ISO 14001:2015 and ISO 45001:2018 certifications continue to be maintained and are due for renewal in May 2024. For commercial manufacturing of our products, we intend to rely solely on CMOs. It is our policy to have multiple or alternative sources where possible for every service and material we use in our products.

Government Regulation

Regulation by governmental authorities in Israel, the United States and other countries is a significant factor in the development, manufacturing and commercialization of Twyneo, Epsolay and our product candidates and in our ongoing research and development activities. Our business is subject to extensive government regulation in Israel for its manufacturing activities involving drug products, drug product intermediates, and drug product active substances to be used in Phase 1 and Phase 2 clinical trials.

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

Pre-clinical studies

Pre-clinical studies include laboratory evaluation or product chemistry, formulation and toxicity, as well as animal studies to assess the potential safety and efficacy of the product candidate. Pre-clinical safety tests must be conducted in compliance with the FDA regulations. The results of the pre-clinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an investigational new drug application, or IND, which must become effective before clinical trials may commence. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies.  The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30- day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor, and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial. Long-term pre-clinical studies, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND application is submitted.

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

ANDA products must be shown to be the similar to, and bioequivalent to, a reference listed drug, or RLD. A product is considered bioequivalent if there is no significant difference in the rate and extent to which the active ingredient in the generic product and in the RLD becomes available at the site of drug action when administered at the same molar dose under similar conditions in an appropriately designed study. Accordingly, an applicant typically compares the systemic exposure profile of the generic test drug product to that of the RLD at the same regimen and exposure period as the RLD to demonstrate bioequivalence. For most ANDAs, bioequivalence must be shown in human clinical trials, but in some cases, FDA will accept in vitro data. Specific requirements are typically outlined by FDA in product-specific bioequivalence guidance.

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

 505(b)(2) NDAs

Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendments and permits the filing of an NDA where at least some of the information required for approval comes from studies or trials not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2) typically serves as an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous findings of safety and effectiveness is scientifically appropriate, it may eliminate the need to conduct certain pre-clinical studies or clinical trials for the new product. The FDA may also require companies to perform additional studies or measurements, including clinical trials, to support the change from the approved branded reference drug. The FDA may then approve the new product candidate for all, or some, of the labeled indications for which the branded reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

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

Review and Approval of Drug Products Outside the United States

 To market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, manufacturing, clinical trials, marketing authorization, commercial sales and distribution of our products. The foreign regulatory approval process includes all of the risks associated with FDA approval set forth above, as well as additional country-specific regulation. Whether or not we obtain FDA approval for a product candidate, we must obtain approval of the product by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing in those countries. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Non-clinical Studies and Clinical Trials in the EU

Similarly to the United States, the various phases of non-clinical and clinical research in the European Union, or EU, are subject to significant regulatory controls.

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical (pharmaco-toxicological) studies must be conducted in compliance with the principles of good laboratory practice, or GLP, as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products – e.g., radio-pharmaceutical precursors for radio-labelling purposes). In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP, as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. Unlike directives, the CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, which contains a centralized EU portal and database.

While the Clinical Trials Directive required a separate clinical trial application, or CTA, to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed.

The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the EU Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR.

Medicines used in clinical trials must be manufactured in accordance with Good Manufacturing Practice, or GMP. Other national and EU-wide regulatory requirements may also apply.

Marketing Authorization

In order to market our product candidates in the EU and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EU, medicinal product candidates can only be commercialized after obtaining a marketing authorization, or MA. To obtain regulatory approval of a product candidate under EU regulatory systems, we must submit a MA application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product. There are two types of MAs:

•
“Centralized MAs” are issued by the European Commission through the centralized procedure based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and are valid throughout the EU. The centralized procedure is compulsory for certain types of medicinal products such as (i) medicinal products derived from biotechnological processes, (ii) designated orphan medicinal products, (iii) advanced therapy medicinal products, or ATMPs (such as gene therapy, somatic cell therapy and tissue engineered products) and (iv) medicinal products containing a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases or autoimmune diseases and other immune dysfunctions, and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

•
“National MAs” are issued by the competent authorities of the EU member states, only cover their respective territory, and are available for product candidates not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU member state, this national MA can be recognized in another member state through the mutual recognition procedure. If the product has not received a national MA in any member state at the time of application, it can be approved simultaneously in various member states through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the reference member state.

Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops.

Under the above described procedures, in order to grant the MA, the EMA or the competent authorities of the EU member states make an assessment of the risk benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. MAs have an initial duration of five years. After these five years, the authorization may be renewed on the basis of a reevaluation of the risk-benefit balance.

Data and Marketing Exclusivity

In the EU, new products authorized for marketing (i.e., reference products) generally receive eight years of data exclusivity and an additional two years of market exclusivity upon MA. If granted, the data exclusivity period prevents generic and biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial MA of the reference product in the EU. The overall ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications, which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical or biological entity, and products may not qualify for data exclusivity.

Orphan Medicinal Products

The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. A medicinal product can be designated as an orphan if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life threatening or chronically debilitating condition (2) either (a) such condition affects not more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from the orphan status, would not generate sufficient return in the EU to justify the necessary investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized for marketing in the EU or, if such method exists, the product will be of significant benefit to those affected by that condition.

Orphan designation must be requested before submitting an MAA. An EU orphan designation entitles a party to incentives such as reduction of fees or fee waivers, protocol assistance, and access to the centralized procedure. Upon grant of a MA, orphan medicinal products are entitled to a ten years of market exclusivity for the approved indication, which means that the competent authorities cannot accept another MAA, or grant a MA, or accept an application to extend a MA for a similar medicinal product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan, or PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The orphan exclusivity period may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received orphan destination, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Orphan designation must be requested before submitting an MAA. Additionally, MA may be granted to a similar product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product.

Pediatric Development

In the EU, MAAs for new medicinal products have to include the results of studies conducted in the pediatric population, in compliance with a PIP agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all the EU member states and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension (if any is in effect at the time of approval) or, in the case of orphan pharmaceutical products, a two year extension of the orphan market exclusivity is granted.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Failure to comply with EU and member state laws that apply to the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of the MA, manufacturing of pharmaceutical products, statutory health insurance, bribery and anti-corruption or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of Twyneo, Epsolay, and any product candidates for which we obtain regulatory approval. In the United States and other markets, sales of any product candidates for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication.

           Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We or Galderma may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of Epsolay, Twyneo or our product candidates once approved. For example, some third-party payors may not consider Epsolay, Twyneo and other product candidates once approved medically necessary or cost-effective and may decide to impose coverage or other utilization limits on their use. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party payor reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

 In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries operate positive and negative list systems under which products may be marketed only after a reimbursement price has been agreed to by the government. To obtain reimbursement or pricing approval, some countries may require the completion of additional studies or trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the EU provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU member states may approve a specific price or level of reimbursement for a pharmaceutical product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the pharmaceutical product on the market, including volume-based arrangements, caps and reference pricing mechanisms. Other member states allow companies to fix their own prices for drug products but monitor and control company profits. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, there are increasingly high barriers to entry for new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

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

              In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions to Medicare payments to providers, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2031, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022. Additionally, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, beginning January 1, 2024.

              The cost of prescription pharmaceuticals in the United States has also been the subject of considerable discussion. There have been several Congressional inquiries, as well as proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. Most significantly, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (“IRA”) into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026) with prices that can be negotiated subject to a cap, imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025) ..  Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect that additional state and federal healthcare initiatives will be adopted in the future, any of which could impact the coverage and reimbursement for drugs, including Twyneo Epsolay and our other product candidates, once approved.

Similar political, economic and regulatory developments are occurring in the EU and may affect the ability of pharmaceutical companies to profitably commercialize their products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could restrict or regulate post-approval activities and affect the ability of pharmaceutical companies to commercialize their products. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

              On December 13, 2021, Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted. While the regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim.  Once the regulation becomes applicable, it will have a phased implementation depending on the concerned products. This regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

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

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to, or approval by, federal programs, including Medicare and Medicaid, claims for items or services, including drugs, that are false or fraudulent or not provided as claimed, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to a federal program. Persons and entities can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products or product candidates, once approved, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for our products and product candidates, once approved, and the sale and marketing of our products and product candidates, once approved, are subject to scrutiny under this law. Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

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

The federal Physician Payment Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the government information about  covered manufacturers for certain payments and other “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (nurse practitioners, certified nurse anesthetists, physician assistants, clinical nurse specialists, anesthesiology assistants and certified nurse midwives), and teaching hospitals, as well as certain ownership and investment interests held by physicians as defined by statute and their immediate family members. Covered manufacturers are required to submit reports to the government by the 90th day of each calendar year.

Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that any of our products or product candidates, once approved, are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may also be broader in scope than the provisions described above. These laws and regulations may differ from one another in significant ways, thus further complicating compliance efforts. For instance, in the EU, many EU member states have adopted specific anti-gift statutes that further limit commercial practices for medicinal products, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities and many EU member states have adopted national “Sunshine Acts” which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on pharmaceutical companies. Certain countries also mandate implementation of compliance programs, or require reporting of marketing expenditures and pricing information.

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

Data Privacy and Security Laws

Numerous state, federal and foreign laws, regulations and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Innovation Authority We have received royalty-bearing grants from the IIA, for the financing of a portion of our research and development expenditures in Israel.

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

•
Reporting Obligations. The Recipient Company is subject to certain reporting obligations (such as, periodic reports regarding the progress of the research and development activities under the Approved Program and the related research expenses, and regarding the scope of sales of the Recipient Company’s products);

•
Local Manufacturing Obligation. Products developed using the IIA grants must, as a general matter, be manufactured in Israel. The Recipient Company is prohibited from manufacturing products developed using these IIA grants outside of the State of Israel without receiving prior approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which requires only a notice, while the IIA has a right to deny such transfer within 30 days following the receipt of such notice). If the Recipient Company receives approval to manufacture products developed with IIA grants outside of Israel, it will be required (except for certain cases) to pay increased royalties to the IIA, up to 300% of the grant amount plus interest at annual rate based on LIBOR, depending on the manufacturing volume that is performed outside of Israel. The Recipient Company may also be subject to an accelerated royalty repayment rate. A Recipient Company also has the option of declaring in its IIA grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval following the receipt of the grant and avoiding the need to pay increased royalties to the IIA (we note however that in such scenario the Recipient Company will be required to pay to the IIA royalties in an accelerated rate); and

•
IIA Funded Know-How transfer limitation. Under the Innovation law and the IIA’s rules and guidelines, a Recipient Company is prohibited from transferring the IIA Funded Know-How outside of Israel except and only with the approval of the Research Committee and in certain circumstances, subject to certain payments to the IIA calculated according to formulas provided under the IIA’s rules and guidelines (which are capped to amounts specified under such rules and guidelines, generally up to 6 time the grants received plus interest). For calculating the Redemption Fee which shall be paid to the IIA in the event of a transfer of IIA Funded Know-How outside of Israel, inter alia, the following factors will be taken into account: the scope of the IIA support received, the royalties that have already paid to the IIA, the amount of time that has lapsed since the IIA funded company has finalized the IIA Approved Program, and the sale price and the form of transaction. A transfer for the purpose of the Innovation Law and the IIA rules means an actual sale of the IIA-Funded Know-How, or any other transaction which in essence constitutes a transfer of the know-how (such as providing an exclusive license to a foreign entity for R&D purposes, which precludes the IIA funded company from further using such IIA Funded Know-How). A mere license solely to market products resulting from the IIA Funded Know-How would not be deemed a transfer for the purpose of the Innovation Law and the IIA’s rules. Upon payment of the Redemption Fee, the IIA Funded Know-How and the manufacturing rights of the products supported by such IIA funding cease to be subject to the Innovation Law and the IIA’s rules.

•
Subject to the IIA’s prior approval, a Recipient Company may transfer IIA Funded Know-How to another Israeli company, provided that the acquiring company assumes all of the Recipient Company’s responsibilities towards the IIA. Such transfer will not be subject to the payment of the Redemption Fee, however, the income from such sale transaction may be subject to the obligation to pay royalties to the IIA..

•
IIA Funded Know-How license limitation. The grant to a foreign entity of a right to use the IIA Funded Know-How for R&D purposes (which does not entirely prevent the Recipient Company from using the Funded Know-How) is subject to receipt of the IIA’s prior approval. This approval is subject to payment to the IIA in accordance with the formulas stipulated in the IIA  rules (such payment shall be no less than the amount of the IIA grants received (plus annual interest), and no more than the cap stated in the IIA rules and will generally be due only upon the receipt of the license fee from the licensee).

•
The IIA rules also include a mechanism with respect to the grant of a license by a Recipient Company (which is part of a multinational corporation) to its group entities to use its IIA Funded Know-How. Such license is subject to the IIA’s prior approval and to the payment of 5% royalties from the income deriving from such license, with the cap of the royalties increasing to 150% of the grant amount. Such mechanism includes certain requirements which must be met in order to be able to enjoy such lower royalty payment.

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

The government of Israel does not own intellectual property rights in technology developed with IIA funding and there is no restriction on the export of products developed and/or manufactured using IIA funding. However, the IIA Funded Know-How is subject to transfer of know-how and manufacturing rights restrictions as described above. The IIA’s approval is not required for the export of any products resulting from the IIA research or development grants.

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

Overview

We are an innovative dermatology company with a successful track record of two NDA approvals and advanced orphan drugs pipeline. We successfully developed pioneer topical drugs Twyneo and Epsolay, respectively approved for the treatments of acne and inflammatory lesions of rosacea. Since 2022, both products have been marketed in the United States by our United States commercial partner, Galderma. In terms of our proprietary assets in development, we are developing topical patidegib (SGT-610) for the treatment of Gorlin syndrome and topical erlotinib (SGT-210) for the treatment of rare skin conditions like pachyonychia congenita.

Twyneo, is a once-daily, non-antibiotic topical cream, containing a fixed-dose combination of encapsulated benzoyl peroxide, or E-BPO, and encapsulated tretinoin for the treatment of acne. Acne is one of the three most prevalent skin diseases in the world and is the most commonly treated skin disease in the United States. According to the American Academy of Dermatology, acne affects approximately 40 to 50 million people in the United States, of which approximately 10% are treated with prescription medications. Tretinoin and benzoyl peroxide, the two active components in Twyneo, are both widely-used therapies for the treatment of acne that historically have not been conveniently co-administered due to stability concerns. Twyneo was approved for marketing by the FDA in July 2021in the United States and was licensed to Galderma exclusively in the United States in June 2021.

Epsolay, is a once-daily topical cream containing 5% encapsulated benzoyl peroxide, that we have developed for the treatment of  inflammatory lesions of rosacea in adults. Rosacea is a chronic skin disease characterized by facial redness, inflammatory lesions, burning and stinging. According to the U.S. National Rosacea Society, approximately 16 million people in the United States are affected by rosacea. According to a study we commissioned in 2017, approximately 4.8 million people in the United States experience subtype II symptoms. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne, except that comedowns are absent, and patients may report associated burning and stinging sensations. Current topical therapies for subtype II rosacea are limited due to tolerability concerns. For example, BPO, a common therapy for acne, is not used for the treatment of subtype II rosacea due to side effects. As encapsulated BPO, Epsolay is designed to redefine the standard of care for the treatment of subtype II rosacea.  Epsolay, is the first product containing BPO that is marketed for the treatment of subtype II rosacea. Epsolay was approved for marketing by the FDA in April 2022 and was licensed to Galderma exclusively in the United States in June 2021.

In January 2023 we purchased from PellePharm assets related SGT-610 that we are developing for the treatment of Gorlin Syndrome. a rare disease with no therapies approved by the U.S. Food and Drug Administration (FDA) or European Commission (EC).

Gorlin syndrome is also called nevoid basal cell carcinoma syndrome because approximately 90% of individuals with this syndrome develop multiple basal cell carcinomas (BCCs), ranging from a few to many thousands of lesions during a patient’s lifetime.  Painful surgical excision is the treatment of choice for BCCs.  However, as multiple BCCs continue to evolve, repeated surgical intervention becomes impossible and therefore an important consideration in the treatment of Gorlin syndrome is the prevention of development of new BCCs.  SGT-610 is aimed to prevent new BCCs in adults with Gorlin syndrome without systemic adverse events and is expected to be the first drug approved for the treatment of Gorlin syndrome patients.

SGT-610 is aimed to prevent new BCCs in adults with Gorlin Syndrome without systemic adverse events and is expected to be the first drug approved for the treatment of Gorlin syndrome patients. SGT-610 has been granted Orphan Drug Designation by the FDA and the EC as well as Breakthrough Designation by the FDA. Both FDA and the European Medicines Agency (EMA) have agreed that a single pivotal Phase 3 study is required for the approval of this investigational drug, to be followed by a long-term safety study.  SGT-610 phase 3 study will include essential modifications to a former Phase 3 study conducted by patidegib’s seller, PellePharm. In PellePharm’s study the patidegib arm was found to be as tolerable as the vehicle and the significant adverse events of oral hedgehog inhibitors were not observed.  Our Phase 3 study is powered at 90% with about 100 participating subjects.  We expect to begin our phase 3 study in the second half of 2023 and expect results by the end of   2025.

Our other investigational product candidate is SGT-210 that we are developing for the treatment of various keratoderma such as PC, PPK, etc. a group of skin conditions characterized by thickening of the skin. SGT-210 is designed to be used alone or in combination for the treatment of hyperproliferation and hyperkeratinization disorders, including PPK.

In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo and Epsolay.  Pursuant to the agreement, we received $11 million in upfront payments to and regulatory approval milestone payments. We are also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.   We also expect to collaborate with third parties that have sales and marketing experience in order to commercialize Epsolay and Twyneo outside of the United States and our investigational product candidates, if approved by the FDA for commercial sale, in lieu of our own sales force and distribution systems. In other markets, we also expect to selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our product candidates.

In November 2021, we announced that we had signed an agreement with Padagis, pursuant to which we sold our rights related to 10 generic collaborative programs and retained the collaboration rights to two generic programs related to four generic drug candidates. Under the terms of the agreement with Padagis, effective as of November 1, 2021, we are to unconditionally receive $21.5 million over 24 months, of which $13.9 million were received through December 31, 2022, in lieu of our share in ten generic programs, two of which were approved by the FDA, and eight of which are unapproved.  Pursuant to the agreement, effective as of November 1, 2021, we ceased paying any outstanding and future operational costs related to those collaborative agreements, the rights of which were sold to Padagis.

In January 2023, we entered into an asset purchase agreement with PellePharm, pursuant to which we have agreed to purchase the topically-applied patidegib, a hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome. Under the terms of the agreement upon closing of the transaction, the Company paid an upfront payment of $4 million to PellePharm, the remaining principal amount outstanding of $0.7 million has not been transferred as of the issuance date of this report. We are also required to pay:

•	up to $6 million in total development and NDA acceptance milestone payments;

•	up to $64 million in commercial milestone payments, which amount increases to $89 million when sales exceed $500 million; and

•	single digit royalties, which increase to double digit royalties when sales exceed $500 million.

Since our inception, we have incurred significant operating losses. We incurred a net loss of $29.3 million for the year ended December 31, 2020 , we generated a net profit of $3.2 million for the year ended December 31, 2021, and incurred a net loss of $14.9 million for the year ended December 31, 2022. As of December 31, 2022, we had an accumulated deficit of $193.1 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from formulation development through pre-clinical development and clinical trials, seek regulatory approval and pursue commercialization of any approved product candidate. In addition, we may incur expenses in connection with the in-license or acquisition of additional product candidates.

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

In addition, following the approval of the Company’s shareholders, Arkin Dermatology Ltd., the controlling shareholder of the Company, purchased 454,628 ordinary shares and warrants to purchase up to 363,702 ordinary shares in a concurrent private placement, exempt from the registration of the Securities Act of 1933, as amended, at a price equal to the public offering price of the ordinary shares and accompanying warrants in the February 2020 public offering. The private placement, which closed on April 13, 2020,  generated proceeds of approximately $5 million.

On January 27, 2023, we entered into a securities purchase agreement with Armistice Capital pursuant to which the Company issued to Armistice Capital (i) 2,560,000 ordinary shares in a registered direct offering at a price of $5.00 per ordinary share and (ii) in a concurrent private placement unregistered warrants  to purchase up to 2,560,000 Ordinary Shares. The gross proceeds from the offering were approximately $12.8 million. Concurrently with the signing of the purchase agreement, we also entered into a subscription agreement with Arkin Dermatology Ltd., pursuant to which Arkin Dermatology Ltd. agreed to purchase 2,000,000 unregistered ordinary shares and unregistered warrants to purchase up to 2,000,000 ordinary shares in a concurrent private placement  exempt from the registration of the Securities Act of 1933, as amended, at a price equal to the offering price of the ordinary shares in the offering. This private placement is conditioned on obtaining disinterested shareholder approval, and a shareholder meeting is scheduled for March 30, 2023 to approve this private placement. The aggregate gross proceeds to the Company from the Offering and the Affiliate Private Placement are expected to be approximately $22.8 million.

A.           Operating Results

Collaboration Revenues

From 2013 until December 31, 2018, other than revenues of approximately $0.2 million and $0.1 million on royalties generated in 2017 and 2018, respectively, pursuant to sales of products overseas under past collaboration agreements with Merck, we did not recognize any revenue.  We were previously a party to collaboration agreements with Perrigo pursuant to which we shared development costs with Perrigo and shared equally the gross profits generated from sales of the product. During the year ended December 31, 2019 the Company recognized revenues from royalties related to sales of one of the products from this collaboration in the amount of $22.9 million. During the year ended December 31, 2020 the Company recognized revenues from royalties related to sales of one of the products from this collaboration in the amount of $8.7 million. During the year  ended December 31, 2021, we generated a total of $31.3  million in revenue, out of which $20.4 million were generated from the sale to Padagis of 10 generic collaborative programs, $3.3 million were generated from our collaboration agreements with Perrigo, with respect to products the rights for which were later sold to Padagis, and $7.5 million were generated from our collaboration agreement with Galderma. During the year ended December 31, 2022, the Company recognized revenues from royalties and milestone payment related to the collaboration agreement with Galderma in the amount of $3.9 million.

Operating expenses

Our current operating expenses consist primarily of research and development as well as general and administrative expenses.

Research and development expenses

Research and development expenses consist principally of:

•	salaries for research and development staff and related expenses, including employee benefits and share-based compensation expenses;

•	expenses paid to suppliers of disposables and raw materials, including drug substances, and related expenses, such as, external laboratory testing and development of analytical methods;

•	expenses for production of Twyneo, Epsolay and our product candidates both in-house and by contract manufacturers;

•	expenses paid to contract research organizations and other third parties in connection with the performance of pre-clinical studies, clinical trials and related expenses;

•	expenses incurred under agreements with other third parties, including subcontractors, suppliers and consultants that conduct formulation development, regulatory activities and pre-clinical studies;

•	expenses incurred to acquire, develop and manufacture materials for use in pre-clinical and other studies;

•	expenses incurred from the purchase and transfer of product candidates; and

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

Results of operations

The following table summarizes our results of operations for the indicated periods:

	Year ended December 31,
	2020	2021	2022
	(in thousands)

Collaboration Revenues	$8,771	$23,772	$-
License Revenues		7,500	3,883
Total Revenues	$8,771	$31,272	3,883
Research and development	27,913	20,381	12,682
General and administrative	11,091	8,451	7,445
OTHER INCOME, net	-	524	-
Total operating income (loss)	(30,233)	2,964	16,244
Financial income, net	943	257	1,321
Income (Loss) before income taxes	(29,290)	3,221	(14,923)
Income (loss) for the year	$(29,290)	$3,221	$(14,923)

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenues

             We generated a total of $3.9 million in revenue in 2022, mainly related to the license agreement with Galderma, comprised of milestone payment and royalty payments, compared with $31.3 million total revenues in 2021. The decrease in revenues in 2022 resulted mainly from  the sale to Padagis of 10 generic collaborative programs in 2021, which resulted approximately $20.4 million in revenues in 2021.

Research and development expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	Year Ended December 31,
	2021	2022
	(in thousands)

Payroll and related expenses	$5,614	$6,530
Clinical and preclinical trials expenses	715	602
Professional consulting and subcontracted work	10,776	2,173
Other	3,276	3,376
Total research and development expenses	$20,381	$12,682

Our research and development expenses were $20.4 million for the year ended December 31, 2021 compared to $12.7 million for the year ended December 31, 2022. The decrease of $7.7 million was mainly attributed to a decrease in professional expenses related to Epsolay and Twyneo.

General and administrative expenses

Our general and administrative expenses were $8.5 million for the year ended December 31, 2021, compared to $7.4 million for the year ended December 31, 2022. The decrease of $1.1 million was mainly attributed to a decrease in commercialization expenses related to Epsolay and Twyneo.

Financial income, net

Our financial income, net, was $0.3 million for the year ended December 31, 2021 compared to $1.3 million for the year ended December 31, 2022.

Year ended December 31, 2020 compared to year ended December 31, 2021

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20‑F for the year ended December 31, 2021.

 JOBS Act

On April 5, 2012, the JOBS Act was signed into law. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we elected or may elect to rely on certain exemptions, including without limitation, not (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply until the earliest of  (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.235 billion; (b) December 31, 2023, the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

B.         Liquidity and Capital Resources

Overview

Since our inception, we have devoted substantially all of our resources to developing Twyneo, Epsolay and our product candidates, building our intellectual property portfolio, developing our supply chain, business planning, raising capital and providing for general and administrative support for these operations. Other than Twyneo and Epsolay, we do not currently have any approved products.

From inception through December 31, 2022, we have funded our operations primarily through proceeds from our public offerings, the issuance of equity securities to and loans and investments from our controlling shareholder, funding received from the IIA and from amounts received pursuant to past and current collaboration agreements. We automatically converted our outstanding promissory note between us and our controlling shareholder into an aggregate of 5,444,825 ordinary shares immediately prior to the closing of our initial public offering. For a description of the conversion of our shareholder loan agreement, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions — Loan Agreements with Our Controlling Shareholder.” As of December 31, 2022, our cash and cash equivalents, bank deposits and marketable securities were $33.6 million.

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

              From the effective date of the agreement through the issuance date of this report, 41,154 shares were sold under the program for total gross proceeds of approximately $0.5 million. On April 2022, the Company terminated this agreement.

              In April 2022, the Company signed a new ATM agreement with Jefferies for total amount of $23 million. On January 23, 2023, the Company terminated the new ATM agreement, effective on the same date. The Company has not offered or sold any Shares, in connection with the new ATM Program.

              The table below summarizes our cash flow activities for the indicated periods:

	Year Ended December 31,
	2020	2021	2022
	(in thousands)

Net cash used in operating activities	$(25,241)	(7,691)	$(9,484)
Net cash provided by (used in) investing activities	(2,694)	19,872	1,699
Net cash provided by financing activities	26,457	837	15
Effect of exchange rates on cash and cash equivalents	$(12)	(55)	133
Increase (decrease) in cash and cash equivalents	$(1,478)	$12,908	$(7,637)

Operating Activities

Net cash used in operating activities was $7.7 million during the year ended December 31, 2021 compared to $9.5 million during the year ended December 31, 2022.

Net cash used in operating activities in the year ended December 31, 2022 primarily  resulted from our loss of $14.9 million during the period, net of $3.5 million of net changes in working capital and non-cash expenses of $1.5 million share-based compensation expenses and $0.6 million of depreciation of property and equipment.

Net cash used in operating activities in the year ended December 31, 2021, primarily resulted from our income of $3.2 million during the period, net of $12.5 million of net changes in working capital and non-cash expenses of $0.7 million share-based compensation expenses and $0.9 million of depreciation of property and equipment.

Investing Activities

Net cash provided by investing activities was $19.9 million during the year ended December 31, 2021, compared to net cash provided by investing activities of $1.7 million during the year ended December 31, 2022.  The 2021 net cash provided by investing activities resulted mainly from $20.1 million proceeds from marketable securities, net.  The 2022 net cash provided by investing activities resulted mainly from $10 million investment in marketable securities net of $3 million proceeds from sale and maturity of marketable securities, offset by proceeds from bank deposits of $8.9 million.

Financing Activities

Net cash from financing activities was $0.8 million during the year ended December 31, 2021, mainly from issuance of shares through the ATM program and exercise of options by employees, compared to effectively no net cash from financing activities during the year ended December 31, 2022.

Funding Requirements

Our primary uses of cash have been to fund working capital requirements and research and development. We expect to continue to incur net losses for the foreseeable future as we continue to invest in research and development and seek to obtain regulatory approval for and commercialize our product candidates. We believe that the net proceeds from the 2023 registered direct offering and the concurrent private placement, together with its existing cash resources, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements into the second half of 2025. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our ability to continue as a going concern will depend on our ability to generate positive cash flow from operations and obtain additional financing, both of which are uncertain.

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

Other than revenue that we expect to generate from the commercialization of Twyneo and Epsolay, until we can generate recurring revenues, we expect to satisfy our future cash needs through existing cash resources, additional debt or equity financings or by entering into collaborations with third parties in connection with one or more of our product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. In addition, the terms of any securities we issue in future financings may be more favorable to new investors and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding. If we raise additional funds through collaborations with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to obtain adequate funds on reasonable terms, we will need to curtail operations significantly, including possibly postponing anticipated clinical trials or entering into financing agreements with unattractive terms.

C.           Research and Development, Patents and Licenses

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Expenses”; and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2021 compared to Year ended December 31, 2022 - Research and Development Expenses.”

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.           Critical Accounting Policies

Significant Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP. We describe our significant accounting policies and estimates more fully in Note 2 to our consolidated financial statements as of and for the year ended December 31, 2022, included elsewhere in this annual report. We believe that the accounting policies and estimates below are critical in order to fully understand and evaluate our financial condition and results of operations. In preparing these consolidated financial statements, our management has made estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods recognized in our financial statements. Actual results may differ from these estimates. As applicable to the consolidated financial statements included in this annual report, the most significant estimates and assumptions relate to the fair value of share-based compensation.

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

 For the purpose of the evaluation of the fair value and the manner of the recognition of share-based compensation, our management is required to estimate, among others, various subjective and complex parameters that are included in the calculation of the fair value of the option. The Company calculates the fair value of stock-based option awards on the date of grant using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. The computation of expected volatility is based on historical volatility of the Company’s shares and of similar companies in the healthcare sector. The expected option term is calculated using the simplified method, as the Company concludes that its historical share option exercise experience does not provide a reasonable basis to estimate its expected option term. The interest rate for periods within the expected term of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company’s expected dividend rate is zero since the Company does not currently pay cash dividends on its shares and does not anticipate doing so in the foreseeable future. Each of the above factors requires the Company to use judgment and make estimates in determining the percentages and time periods used for the calculation. If the Company were to use different percentages or time periods, the fair value of stock-based option awards could be different. The fair values of the Company’s RSUs are measured based on the fair value of the Company’s ordinary shares on the date of grant.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

 The following table sets forth information concerning our directors and senior management, which includes members of our administrative, supervisory and management bodies, including their ages, as of the date of this annual report:

Name	Age	Position

Moshe Arkin	70	Executive Chairman of the Board of Directors
Alon Seri-Levy	61	Chief Executive Officer and Director
Gilad Mamlok	54	Chief Financial Officer
Ofer Toledano	58	Vice President Research and Development
Ofra Levy-Hacham	57	Vice President Clinical and Regulatory Affairs
Michael Glezin	41	Vice President Business Development
Karine Neimann	51	Vice President Projects and Planning, Chief Chemist
Itzik Yosef	46	Chief Operating Officer
Dov Zamir	70	Vice President Special Projects
Nissim Bilman	61	Vice President Quality
Tamar Fishman Jutkowitz	47	Vice President and General Counsel
Itai Arkin	34	Director
Shmuel Ben Zvi	63	Independent Director
Hani Lerman	50	Director
Yaffa Krindel-Sieradzki	68	Independent Director
Jonathan B. Siegel	49	Independent Director
Ran Gottfried	78	Lead Independent Director
Jerrold S. Gattegno	70	Independent Director

Mr. Moshe Arkin has served as chairman of our board of directors since 2014. in May 2022 Mr. Moshe Arkin's role has been expanded to Executive Chairman to reflect Mr. Arkin’s expanded role at the Company. Mr. Moshe Arkin currently sits on the board of directors of several private pharmaceutical and medical device companies including SoniVie Ltd., a company developing systems for the treatment of pulmonary arterial hypertension, Digma Medical, a company developing systems to treat insulin resistance present in type 2 diabetes and other metabolic syndrome diseases, and Valcare Medical, a company developing heart valve devices. From 2005 to 2008, Mr. Moshe Arkin served as the head of generics at Perrigo Company and from 2005 until 2011 as the vice chairman of its board of directors. Prior to joining us, Mr. Moshe Arkin served as a director of cCAM Biotherapeutics Ltd., a company focused on the discovery and development of novel immunotherapies to treat cancer from 2012 until its acquisition in 2015 by Merck & Co., Inc. Mr. Moshe Arkin served as chairman of Agis Industries Ltd. from its inception in 1972 until its acquisition by Perrigo Company in 2005. Mr. Moshe Arkin holds a B.A. in psychology from the Tel Aviv University, Israel.

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

 Mr. Michael Glezin  has served as our vice president of business development since September 2022. Prior to joining Sol-Gel Mr. Glezin served from 2011 to 2022 as a Head of Generic Business Development and in various other business development positions at Dexcel Pharma, an international specialty pharmaceutical company. Mr. Glezin has an Executive MBA from Haifa University in Israel in partnership with Tongi University in China. He has a BA from Haifa University in Economics and Management and he studied Accounting at Bar Ilan University.

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

Mr. Nissim Bilman became Vice President Quality of Sol-Gel on August 15, 2018. From 2004 until 2018, Mr. Bilman served as CEO of QPRO Pharma, a project management and consulting company offering services related to the pharmaceutical industry.  From 2011 until 2018, he served as the Vice President Drug Development of Exalenz Bioscience. From 2007 until 2010, Mr. Bilman served as VP R&D and Manufacturing and Site Manager for Gelesis Inc./Gelesis R&D Ltd. Mr. Bilman holds a Bachelor Degree in Chemistry and Meteorology, as well as a Master of Science in Applied Chemistry, both from the Hebrew University in Israel.

Adv. Tamar Fishman Jutkowitz joined us as our vice president and general counsel in March 2023. From August 2015 to March 2023, Ms. Fishman Jutkowitz worked at Gross Law Firm, where she was a partner since January 2018. From Dcecember 2011 to March 2015, Ms. Fishman Jutkowitz served as general counsel of Compugen Ltd., a biotechnology company dual listed on Nasdaq and TASE. From February 2006 to December 2011, Ms. Fishman Juktowitz served as General Counsel of Rosetta Genomics Ltd., a biotechnology company listed on Nasdaq. Ms. Fishman Jutkowitz holds a Master’s degree in business economics from Bar Ilan University and a L.L.B degree (cum laude) from Bar-Ilan University, Israel.

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

Dr. Shmuel (Muli) Ben Zvi became a member of our board of directors immediately following pricing of our initial public offering. Dr. Ben Zvi is currently a board member and member of the credit, technology, resources and strategy committees at Bank Leumi, and a board member and member of the audit committee and compensation committee of VBL Therapeutics and a Board member and chair of the audit committee at Protalix Biotherapeutics. From 2004 to 2014, Dr. Ben Zvi held various managerial positions at Teva Pharmaceuticals Industries Ltd., including Vice President of Finance and Vice President of Strategy. From 2000 to 2004, Dr. Ben Zvi was the financial advisor to the Chief of General Staff of the Israel Defense Forces and head of the Defense Ministry budget department. Dr. Ben Zvi holds a Ph.D. in economics from Tel-Aviv University, Israel and participated in the Harvard Business School Advanced Management Program (AMP).

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

Ms. Yaffa Krindel-Sieradzki became a member of our board of directors on February 23, 2018. Ms. Krindel-Sieradzki currently serves on the board of OurBrain Inc., traded in Nasdaq (Nadasq: OB), Ashdod Port Company, a government of Israel owned company, and one private medical device company., Theranica Bio Electronics Ltd.  Ms. Krindel-Sieradzki has served on the board of directors of numerous companies publicly traded on Nasdaq. From 1997 until 2007, Ms. Krindel-Sieradzki served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, Ms. Krindel served from 1992 to 1996 as CFO and VP Finance of Lannet Data Communications Ltd., an Israeli telecommunications company publicly traded on Nasdaq which is now part of Avaya Inc. From 1993 to 1997, she served as CFO and later as director of BreezeCOM Ltd., an Israeli telecommunications company which traded on Nasdaq and TASE. Ms. Krindel-Sieradzki has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

 Jonathan B. Siegel became a member of our board of directors on September 13, 2018. Mr. Siegel is the founder and CEO of JBS Healthcare Ventures since its formation in 2017. In June 2021, he also assumed the role of CEO and Chairman of the board of OPY Acquisition Corp. I, a public Nasdaq-listed company. Previously, he was a partner and healthcare sector head at Kingdon Capital Management from 2011 until 2017. Prior to joining Kingdon, Mr. Siegel was a healthcare portfolio manager at SAC Capital Advisors from 2005 until 2011; an associate director of pharmaceutical and specialty pharmaceutical research at Bear, Stearns & Co.; a pharmaceuticals research associate at Dresdner Kleinwort Wasserstein; and a consultant to the Life Sciences Division of Computer Sciences Corporation. Mr. Siegel has worked as a research associate at the Novartis Center for Immunobiology at Harvard Medical School and as a research assistant at Tufts University School of Medicine. He is also a director at Jaguar Health, Inc., a Nasdaq listed company since 2018, and has served on the board of advisors of Vitalis LLC, a private pharmaceutical company, since March 2019 and as a director of Napo Therapeutics S.p.A, the majority owned Italian subsidiary of Napo Pharmaceuticals and Jaguar Health, Inc. since November 2021. Mr. Siegel received a BS in Psychology from Tufts University in 1995 and an MBA from Columbia Business School in 1999.

Mr. Ran Gottfried became a member of our board of directors immediately following the pricing of our initial public offering and serves as an external director under the Companies Law and as the lead independent director. Since 1975, Mr. Gottfried has served as a chief executive officer, consultant and director of private companies in Israel and Europe in the areas of retail and distribution of pharmaceuticals, consumer and household products. Mr. Gottfried served as a director of Perrigo Company from 2006 until 2015. From 2006 until 2008, Mr. Gottfried served as chairman and chief executive officer of Powerpaper Ltd., a leading developer and manufacturer of micro electrical cosmetic and pharmaceutical patches. From 2005 until 2010, Mr. Gottfried served as a director of Bezeq, Israel’s leading telecommunications provider and from 2003 until its acquisition by Perrigo Company in 2005, Mr. Gottfried served as a director of Agis Industries Ltd. He served as a director  at Shufersal Ltd from 2018 until 2022.

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

B.           Compensation

The aggregate compensation paid by us to our executive officers and directors for the year ended December 31, 2022 was approximately $3.6 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2022. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2022.

Name and Position of director or officer	Base Salary or Other Payment (1)	Value of Social Benefits (2)	Value of Equity Based Compensation Granted (3)	All Other Compensation (4)	Total
(Amounts in U.S. dollars are based on 2022 monthly average representative U.S. dollar – NIS rate of exchange)

Alon Seri-Levy / CEO	323	48	409	490	1,270
Gilad Mamlok / CFO	276	43	147	321	787
Ofer Toledano / VP R&D	217	48	147	173	583
Ofra Levy-Hacham / VP Clinical & RA	172	37	118	120	448
Itzik Yosef / Chief Operating Officer	165	36	39	115	355

(1)
“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the board of directors for the year 2022.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)
Consists of the fair value of the equity-based compensation granted during 2022 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.

(4)
“All Other Compensation” includes, among other things, car-related expenses, communication expenses, basic health insurance, holiday presents, and 2020, 2021 and 2022 special bonuses that officers received.

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

 In addition, in 2018 and 2019 each of our external directors and our other independent directors received an aggregate of 11,500 Restricted Share Units ("RSUs") for the first three years of their service as a director, with a three-year vesting, and in accordance with the Company's 2014 Share Incentive Plan, and in 2021 each of our external directors and our other independent directors received 45,000 options ("Options"), at an exercise price of $10.02 with a three-year vesting, and in accordance with the Company's 2014 Share Incentive Plan.

We do not pay compensation to the other directors of the Company in their capacity as directors.

Compensation Policy

Our compensation policy, which became effective immediately after the pricing of our initial public offering, and was  amended on our annual general meeting held at June 23, 2022, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. Our compensation policy for the following maximum base salaries: (i) for a Company CEO resident in Israel, a maximum monthly base salary not exceeding NIS 120,000 and total fixed and variable compensation (including equity based compensation) not to exceed NIS 5 million per year; (ii) for Company executive officers (other than Board of Directors member or CEO) resident in Israel, a monthly base salary not exceeding NIS 90,000; (iii) for a Company CEO resident in the U.S. or another location outside of Israel, such base salary as shall be determined by the shareholders pursuant to applicable law; and (iv) for Company executive officers (other than Board of Directors member or CEO) resident in the U.S. or another location outside of Israel, an annual base salary not exceeding USD 400,000, in each case subject to increases in the consumer price index in the relevant jurisdiction in which the executive resides. For purposes of calculating the maximum fixed and variable compensation each year, the value of any equity award will be allocated equally over the number of years during which such equity award vests In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 85% of each executive officer’s total compensation package with respect to any given calendar year.

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

C.           Board Practices

Appointment of Directors and Terms of Officers

Our board of directors consists of nine directors, including two external directors, and appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “Item 6. Directors, Senior Management and Employees - C. Board Practices – External Directors”). These two directors, as well as three additional directors, qualify as independent directors under the corporate governance standards of the Nasdaq corporate governance rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Under our amended and restated articles of association, the number of directors on our board of directors will be no less than five (5) and no more than nine (9), including any external directors required to be appointed under the Companies Law. The minimum and maximum number of directors may be changed, at any time and from time to time, by a special 66 2∕3% majority shareholder vote.

Other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, the Israeli Companies Law and our articles of association provide that directors are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power represented present and voting, in person or by proxy, at that meeting. We have only one class of directors. Mr. Ran Gattegno and Mr. Jerrold S. Gottfried serve as our external directors and each has a term of three years.

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

•	The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

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

-
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

-	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their grant.

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

D.           Employees

As of December 31, 2022, we had 55 employees, all of whom are located in Israel.

	As of December 31,
	2020		2021		2022
	Company		Company		Company
	Employees	Consultants	Employees	Consultants	Employees	Consultants
Management	9		9		9
Research and development and other	56		44		46

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

 The number of shares that may be issued under the Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. Ordinary shares subject to outstanding awards under the Plan that subsequently expire, are cancelled, forfeited or terminated for any reason before being exercised will be automatically, and without any further action, returned to the “pool” of reserved shares and will again be available for grant under the Plan.  As of March 1, 2023, we had an aggregate of 17,452 ordinary shares available for issuance under the Plan (including ordinary shares underlying outstanding options and restricted share units).

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

Any equity award to an office holder, director or controlling shareholder, whether under the Plan or otherwise, may be subject to further approvals in addition to the approval of the compensation committee as described above. As of December 31, 2022, options to purchase 2,053,296 ordinary shares, at a weighted average exercise price of $6.78 per share, were outstanding under our Plan.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2023 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our directors, executive officers and director nominees; and

•	all of our executive officers, directors and director nominees as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 1, 2023, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 25,695,458 ordinary shares outstanding as of March 1, 2023.

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

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders
M. Arkin Dermatology Ltd. (1)	14,068,564	54.75%
Migdal Insurance & Financial Holdings Ltd. (2)	1,230,636	4.79%
Phoenix Holdings Ltd. (3)	2,574,922	10.02%

Directors and executive officers
Moshe Arkin (1)	14,154,564	55.08%
Alon Seri-Levy (4)	397,718	1.52%
Gilad Mamlok	*	*
Ofer Toledano	*	*
Ofra Levy-Hacham	*	*
Karine Neimann	*	*
Itzik Yosef	*	*
Dubi Zamir	*	*
Nissim Bilman	*	*
Itai Arkin	*	*
Ran Gottfried	*	*
Jerrold S. Gattegno	*	*
Shmuel Ben Zvi	*	*
Hani Lerman	*	*
Yaffa Krindel Sieradzki	*	*
Jonathan Siegel	*	*
All directors and executive officers as a group (17 persons)	15,289,686	57.085%

* Less than 1%.
(1)
Arkin Dermatology directly owns14,154,564 ordinary shares. Mr. Moshe Arkin, the chairman of our board of directors, is the sole shareholder and sole director of Arkin Dermatology and may therefore be deemed to be the indirect beneficial owner of the ordinary shares owned directly by Arkin Dermatology. In addition, Mr. Moshe Arkin directly owns 86,000 ordinary shares.

(2)
Based on the Schedule 13G/A filed with the SEC on January 26, 2023, the ordinary shares are beneficially owned by, among others, (i) provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal Insurance & Financial Holdings Ltd, each of which operates under independent management and makes independent voting and investment decisions, (ii) companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) their own account (Nostro account).

(3)
Based on the Schedule 13G/A filed with the SEC on February 14, 2023, the ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd., or the Subsidiaries.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

(4)
Consists of options to purchase 397,718 ordinary shares exercisable within 60 days of March 1, 2023. The exercise price of these options ranges between $1.59 and $11.21 per share and the options expire between March 2025 and May 2023.

Record Holders

As of February 28, 2023, we had one holder of record of our ordinary shares in the United States, consisting of Cede & Co., the nominee of The Depository Trust Company. That shareholder held, in the aggregate, 13,505,761 ordinary shares, representing approximately52.56% of the outstanding ordinary shares as of  February 28, 2023. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.           Related Party Transactions

Private Placement with Our Controlling Shareholder

On April 13, 2020, we closed a $5.0 million private placement with our controlling shareholder, Arkin Dermatology, which agreed to make this private investment concurrently with the February 2020 public offering. In the private placement, we issued to Arkin Dermatology 454,628 ordinary shares and warrants to purchase up to 363,702 ordinary shares at a combined price of $11.00 per ordinary share and accompanying warrant to purchase 0.80 of an ordinary share, which is the same price as the public offering price of the ordinary shares and accompanying warrants issued in the Company’s February 2020 public offering. The warrants issued to Arkin Dermatology have an initial exercise price of $14.00 per share, subject to certain adjustments, expired February 19, 2023, which are on the same terms as the warrants issued in the February 2020 public offering.

On January 27, 2023, we entered into subscription agreement with Arkin Dermatology Ltd., pursuant to which Arkin Dermatology Ltd. agreed to purchase 2,000,000 unregistered ordinary shares and unregistered warrants to purchase up to 2,000,000 ordinary shares in a concurrent private placement  exempt from the registration of the Securities Act of 1933, as amended, at a price equal to the offering price of the ordinary shares in the January 2023 registered direct offering. Each of the warrants issued to Arkin Dermatology  is exercisable for one ordinary share, has an initial exercise price of $5.85 per share, is exercisable beginning six months from the date of issuance and will expire on January 27, 2028 and is subject to certain adjustments.   This private placement is conditioned on obtaining disinterested shareholder approval, and a shareholder meeting is scheduled for March 30, 2023 to approve this private placement.

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

Registration Rights Agreement

We were party to a registration rights agreement, pursuant to which we granted demand registration rights, short-form registration rights and piggyback registration rights to Arkin Dermatology, our controlling shareholder. All fees, costs and expenses of underwritten registrations are expected to be borne by us.  This registration rights agreement expired on February 5, 2023.  Our audit committee and board of directors have approved the renewal of the registration rights agreement on substantially the same terms as the agreement that expired, and the Company has convened a shareholder meeting for March 30, 2023 to approve the execution of the renewed registration rights agreement.

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

B.           Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2022.

ITEM 9.          THE OFFER AND LISTING

A.           Offer and Listing Details

Our Ordinary Shares have been trading on The Nasdaq Global Market under the symbol “SLGL” since February 1, 2018. Prior to that date, there was no public trading market for our Ordinary Shares. Our initial public offering was priced at $12.00 per share on January 31, 2018.

On March 9, 2023, the last reported closing price of our Ordinary Shares on The Nasdaq Global Market was $3.80 per share.

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

              Under our amended and restated articles of association, our board of directors must consist of not less than five (5) but no more than nine (9) directors, including any external directors required to be appointed by the Companies Law. Pursuant to our amended and restated articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting. In addition, our amended and restated articles of association allow our board of directors to appoint new directors to fill vacancies on the board of directors if the number of directors is below the maximum number provided in our amended and restated articles. Furthermore, under our amended and restated articles of association, we have only one class of directors. For a more detailed description on the composition of our board of election procedures of our directors, other than our external directors, see “Item 6. Directors, Senior Management and Employees — C. Board Practices — Appointment of Directors and Terms of Officers.” External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. For further information on the election and removal of external directors, see “Item 6. Directors, Senior Management and Employees — C. Board Practices — External Directors — Election and Dismissal of External Directors.”

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

Registration Rights

For a discussion of registration rights we granted to our controlling shareholder please see “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions — Registration Rights Agreement.”

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax at the rate of 23% in 2023. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

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

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel and which was incorporated in Israel of which 90% or more of its income in any tax year, other than certain income (such as from defense loans, capital gains, interest and dividends) is derived from an “Industrial Enterprise” owned by it and which is located in Israel or in the “Area” (as defined under Section 3A of the Israeli Tax Ordinance). An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•
amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, commencing on the year in which they were first used;

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

 Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•	The research and expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	The research and development must be for the promotion of the company; and

•	The research and development are carried out by or on behalf of the company seeking such tax deduction.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — 20% in 2023 (iii) non-Israeli residents — 20%, which may be reduced down to 4% in 2023, subject to certain conditions under the Investment Law and to a reduced tax rate under the provisions of an applicable double tax treaty.

Under the 2011 Amendment, a company located in Development Region “A” may be entitled to cash grants and the provision of loans under certain conditions, if approved. The rates for grants and loans shall not be fixed, but up to 20% of the amount of the approved investment . In addition, a company owning a Preferred Enterprise under the Grant Track may be entitled also to the tax benefits which are prescribed for a Preferred Company.

The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

 We are currently not entitled to tax benefits for a Preferred Enterprise.

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017.

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and was effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as having a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Company qualified as having a “Preferred Technological Enterprise”  will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

The 2017 Amendment further provides that a Preferred company satisfying certain conditions (including group consolidated revenues of at least NIS 10 billion) may qualify as having a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Real Gain derived by corporations will be generally subject to the corporate tax rate of 23% in 2023.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income —23% for corporations in 2023, and a marginal tax rate of up to 50% for individuals, including an excess tax.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source at a rate of 25% if the seller is an individual and at the corporate tax rate (23% in 2023) if the seller is a corporation. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

           At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed as provided that (among other conditions) (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay Excess Tax (as further explained below). Capital gain is also reportable on the annual income tax return.

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

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (among other conditions) (i) such income was not generated from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay Excess Tax (as further explained below).

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS  698,280 for 2023 linked to the annual change in the Israeli consumer price index, including, but not limited to income derived from, dividends, interest and capital gains.

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

           This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary does not address any estate or gift tax consequences, the alternative minimum tax, the Medicare tax on net investment income or any state, local, or non-U.S. tax consequences. The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons holding our ordinary shares or warrants as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively (including through the ownership of our warrants) own 10% or more of our share capital (by vote or value);

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired our ordinary shares or warrants pursuant to the exercise of any employee share option or otherwise as compensation;

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

Passive Foreign Investment Company

           A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either:

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

             For our 2019 through 2022 taxable years, we generated revenue under our then collaboration agreement with Perrigo UK Finco Limited Partnership, or Perrigo, for the development of a generic product candidate. In 2021 we sold our rights to this and other generic products and will unconditionally receive further revenue over 24 months in lieu of our share in the collaboration agreements with respect to these products.  Starting in 2021, we began generating revenue under certain license agreements. See “Item 4. Information on the Company – B. Business Overview”.  Though the application of the relevant rules governing the characterization of the foregoing revenue for purposes of the PFIC income test is uncertain, we intend to take the position that, based on our involvement and management contributions throughout the development process, such revenue is non-passive for PFIC purposes. As a result, assuming we continue to earn substantial revenue from such agreements as anticipated and based on the current and anticipated value and composition of our income and assets, we do not expect that we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or for foreseeable future years. However, there are substantial factual and legal ambiguities regarding the nature of the revenue and the application of the relevant PFIC rules, and thus, the determination that such revenue is non-passive is not without doubt, and alternative characterizations are possible.

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

If we are a PFIC for any taxable year during your holding period for our ordinary shares (or under proposed U.S. Treasury regulations, our warrants), we generally will continue to be treated as a PFIC with respect to your investment in our ordinary shares or warrants for all succeeding years during which you hold our ordinary shares or warrants, and, although subject to uncertainty, potentially our ordinary shares received upon exercise of such warrants. Certain elections (such as a deemed sale election) may be available under certain circumstances.

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

Any gain or loss on the sale or other disposition of our ordinary shares or warrants will generally be treated as U.S. source income or loss and treated as long-term capital gain or loss if your holding period in our ordinary shares or warrants at the time of the disposition exceeds one year. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon the sale or other disposition, you may not be able to utilize foreign tax credit unless you have foreign source income or gain in the same category from other sources. There are additional significant and complex limits on a U.S. Holder’s ability to claim foreign tax credits, and recently issued U.S. Treasury regulations that apply to foreign income taxes further restrict the availability of any such credit based on the nature of the tax imposed by the foreign jurisdiction. Long-term capital gain of non-corporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to significant limitations.

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

Although there is no direct legal authority as to the U.S. federal income tax treatment of an exercise of our warrants on a cashless basis, if required to do so, we intend to take the position that such exercise will not be taxable, either because the exercise is not a gain realization event or because it qualifies as a tax-free recapitalization. In the former case, the holding period of our ordinary shares received upon exercise of the warrants should commence on the day after the ordinary warrants are exercised. In the latter case, the holding period of our ordinary shares received upon exercise of the ordinary warrants would include the holding period of the exercised ordinary warrants. However, such position is not binding on the IRS, and the IRS may treat a cashless exercise of the ordinary warrants as, in part, a taxable exchange. U.S. Holders are urged to consult their tax advisors as to the consequences of an exercise of the ordinary warrants on a cashless basis, including with respect to potential treatment as a taxable disposition of warrants for PFIC purposes, and the holding period and tax basis in our ordinary shares received.

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

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in NIS, accounting for more than half of our expenses in the year ended December 31, 2022, all of our financing has been in U.S. dollars and the vast majority of our liquid assets are held in U.S. dollars.  Furthermore, while we anticipate that a portion of our expenses, principally salaries and related personnel expenses in Israel, will continue to be denominated in NIS, we expect to incur an increasing amount of expenses in U.S. dollars as we progress in the development and the regulatory processes of our product candidates. Changes of 5% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 3.47% during the fiscal year ended on December 31, 2022. We also have expenses, although to a much lesser extent, in other non-U.S. dollar currencies, in particular the Euro.

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

 Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

 Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022.

(c)           Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)          Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2022	2021
	(U.S. dollars in thousands)
Audit Fees (1)	189	192
Tax (2)	19	22
Other (3)	1	1
Total	204	215

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

See Exhibit Index on page 107.

Exhibit Number	Exhibit Description

1.1
Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on January 23, 2018).

1.2*	Amended and Restated Articles of Association.

2.1	Form of Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).

2.2*	Description of Share Capital (incorporated by reference to Exhibit 2.2 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2020).

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).

4.2	2014 Share Incentive Plan (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2020).

4.3*	Compensation Policy.

4.4 ∞
Lease Agreement by and between the Registrant and Rachel Zacks, dated as of October 10, 2007 (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on August 29, 2017).

4.5∞
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

4.13
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

4.17∞
Asset Transfer Agreement and Assignment Deed between Sol-Gel Technologies Ltd. and M. Arkin Dermatology Ltd., dated August 22, 2017 (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on January 30, 2017).

4.18†
License Agreement between Sol-Gel Technologies Ltd. and Galderma Holding SA, dated June 21, 2021 (incorporated by reference to Exhibit 4.19 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2022).

4.19†
License Agreement between Sol-Gel Technologies Ltd. and Galderma Holding SA, dated June 21, 2021 (incorporated by reference to Exhibit 4.20 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2022).

4.20†
Supply Agreement between Sol-Gel Technologies Ltd., Galderma Holding SA, and Douglas Manufacturing Limited, dated June 21, 2021 (incorporated by reference to Exhibit 4.21 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2022).

4.21†
Termination Agreement between Padagis Israel Pharmaceuticals Ltd, and Sol-Gel Technologies Ltd., dated November 3, 2021 (incorporated by reference to Exhibit 4.22 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2022).

4.22†
Termination Agreement between Padagis Israel Pharmaceuticals Ltd, and Sol-Gel Technologies Ltd., dated November 3, 2021 (incorporated by reference to Exhibit 4.23 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2022).

4.23†^*	Asset Purchase Agreement between Sol-Gel Technologies Ltd. and Pellepharm, Inc., dated January 23, 2023.

4.24
Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on January 31, 2023).

4.25	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on January 31, 2023).

4.26
Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 of the Report of Foreign Private Issuer on Form 6-K submitted to with the Securities and Exchange Commission on January 31, 2023).

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

101
The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2022, formatted in XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

*	Filed herewith.

†
Certain confidential portions of this exhibit have been redacted from the publicly filed document because such portions are (i) not material and (ii) would be competitively harmful if publicly disclosed.

^
Certain schedules and/or exhibits to this Exhibit have been omitted in accordance with the instructions to Item 19 of Form 20-F. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the Securities and Exchange Commission or its staff upon request.

∞	Informal translation of the original Hebrew document.

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

Date: March 10, 2023

SOL-GEL TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

  Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Sol-Gel Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sol-Gel Technologies Ltd. and its subsidiary (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 10, 2023	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2000.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	December 31
	2021	2022
Assets
CURRENT ASSETS:
Cash and cash equivalents	$20,085	$12,448
Bank deposits	21,448	12,500
Marketable securities	1,709	8,678
Receivables from collaborative and licensing arrangements	13,065	7,858
Prepaid expenses and other current assets	800	1,571
TOTAL CURRENT ASSETS	57,107	43,055
NON-CURRENT ASSETS:
Long-term receivables from collaborative arrangements	7,402	-
Restricted long-term deposits and cash	1,298	1,288
Property and equipment, net	1,051	660
Operating lease right-of-use assets	1,501	876
Funds in respect of employee rights upon retirement	830	749
TOTAL NON-CURRENT ASSETS	12,082	3,573
TOTAL ASSETS	$69,189	$46,628
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$766	$251
Other accounts payable	10,145	2,360
Current maturities of operating leases	781	718
TOTAL CURRENT LIABILITIES	11,692	3,329
LONG-TERM LIABILITIES:
Operating leases liabilities	810	54
Liability for employee rights upon retirement	1,093	1,032
TOTAL LONG-TERM LIABILITIES	1,903	1,086
TOTAL LIABILITIES	13,595	4,415
COMMITMENTS (Note 6)
SHAREHOLDERS' EQUITY:
Ordinary shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2021 and 2022, respectively; issued and outstanding: 23,126,804 and 23,129,469 as of December 31, 2021 and December 31, 2022, respectively	638	638
Additional paid-in capital	233,098	234,640
Accumulated deficit	(178,142)	(193,065)
TOTAL SHAREHOLDERS' EQUITY	55,594	42,213
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$69,189	$46,628

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2020	2021	2022

COLLABORATION REVENUES	$8,771	$23,772	$-
LICENSE REVENUES	-	7,500	3,883
TOTAL REVENUES	8,771	31,272	3,883

RESEARCH AND DEVELOPMENT EXPENSES	27,913	20,381	12,682
GENERAL AND ADMINISTRATIVE EXPENSES	11,091	8,451	7,445
OTHER INCOME, net	-	524	-
TOTAL OPERATING INCOME (LOSS)	(30,233)	2,964	(16,244)
FINANCIAL INCOME, net	943	257	1,321
NET INCOME (LOSS) FOR THE YEAR	$(29,290)	$3,221	$(14,923)
BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$(1.30)	$0.14	$(0.65)
DILUTED EARNINGS (LOSS) PER ORDINARY SHARE	(1.30)	0.14	(0.65)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
BASIC	22,574,688	23,063,493	23,128,722
DILUTED	22,574,688	23,566,182	23,128,722

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2020	20,402,800	561	203,977	(152,073)	52,465
CHANGES DURING 2020:
Net loss for the year				(29,290)	(29,290)
Issuance of shares and warrants through public offering, net of issuance costs	2,091,907	61	21,245		21,306
Issuance of shares and warrants through private placement from the controlling shareholder	454,628	13	4,987		5,000
Vesting of restricted share units	23,000	*
Exercise of options	28,447	*	151		151
Share-based compensation			1,217		1,217
BALANCE AS OF DECEMBER 31, 2020	23,000,782	635	231,577	(181,363)	50,849
CHANGES DURING 2021:
Net income for the year				3,221	3,221
Issuance of shares through ATM, net of issuance costs	41,154	1	504		505
Vesting of restricted share units	19,170	*	*
Exercise of options	65,698	2	330		332
Share-based compensation			687		687
BALANCE AS OF DECEMBER 31, 2021	23,126,804	638	233,098	(178,142)	55,594
CHANGES DURING 2022:
Net loss for the year				(14,923)	(14,923)
Exercise of options	2,665	*	15		15
Share-based compensation			1,527		1,527
BALANCE AS OF DECEMBER 31, 2022	23,129,469	638	234,640	(193,065)	42,213

* Less than 1,000.
The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2020	2021	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	$(29,290)	$3,221	$(14,923)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation	946	880	562
Loss from disposal of property and equipment	-	29	-
Changes in accrued liability for employee rights upon retirement	21	(32)	20
Share-based compensation expenses	1,217	687	1,527
Net changes in operating leases	71	14	(194)
Changes in fair value of marketable securities	138	(125)	119
Finance expenses, net	12	55	(133)
Changes in operating asset and liabilities:
Receivables from collaborative and licensing arrangements	1,967	(18,314)	12,609
Prepaid expenses and other current assets	219	274	(771)
Accounts payable, accrued expenses and other	(542)	5,620	(8,300)
Net cash used in operating activities	(25,241)	(7,691)	(9,484)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(449)	(143)	(171)
Bank deposits	(21,400)	(48)	8,948
Restricted long-term deposits	(21)	(5)	10
Investments in marketable securities	(32,322)	(6,716)	(10,006)
Proceeds from sales and maturity of marketable securities	51,498	26,784	2,918
Net cash provided by (used in) investing activities	(2,694)	19,872	1,699
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares through ATM, net of issuance costs	-	505	-
Proceeds from exercise of options granted to employees	151	332	15
Proceeds from issuance of shares and warrants through public offering, net of issuance costs	21,306	-	-
Net proceeds from issuance of shares and warrants to the controlling shareholder through private placement	5,000	-	-
Net cash provided by financing activities	26,457	837	15
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(12)	(55)	133
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,490)	12,963	(7,637)
CASH AND CASH EQUIVALENTS AND RESRICTED CASH AT BEGINNING OF THE YEAR	9,762	8,272	21,235
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR	$8,272	$21,235	$13,598

Cash and Cash equivalents	7,122	20,085	12,448
Restricted cash	1,150	1,150	1,150
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	$8,272	$21,235	$13,598
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:

Recognition of new operating lease ROU and liabilities	$378	$253	$88

SUPPLEMENTARY INFORMATION:
Income taxes paid	$7	$34	$-
Interest received	$770	$774	$392

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 - NATURE OF OPERATIONS

Sol-Gel Technologies Ltd. (collectively with its subsidiary, the "Company") is an Israeli Company incorporated in  1997.

The Company is a clinical stage specialty pharmaceutical company focused on developing and commercializing topical dermatological drug products. The Company’s lead products candidates are based upon its proprietary microencapsulation delivery system, consisting of microcapsules made of precipitated silica. The Company has two approved drugs: (i) Twyneo®, which was developed for the treatment of acne vulgaris and received marketing authorization by the U.S. Food and Durg Administration (the "FDA") on July 27, 2021 and (ii) Epsolay®, a treatment for subtype II rosacea that received marketing authorization by the FDA on April 25, 2022.  In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of Twyneo® and Epsolay®, in the United States, see note 8. On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician. On June 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician. In addition to the novel products, the Company’s products included the approved generic products Acyclovir, Ivermectin and other generic product candidates.  In November 2021, the Company entered into an agreement with Padagis, to sell its rights in relation to ten generic collaborative agreements between the parties, including the agreements for the two aforementioned approved generic drug products. Under the new agreement, the Company has retained collaboration rights to two generic programs related to four generic drug candidates, see note 7b.

On January 27, 2023 the Company entered into an asset purchase agreement with PellePharm, Inc. (hereafter-“PellePharm”), pursuant to which the Company has agreed to purchase all of the assets related to the topically-applied patidegib, a hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome (such compound designated as investigational compound SGT-610). On January 30, 2023, upon closing of the transaction, the Company paid an upfront payment of $4 million to PellePharm, the remaining principal amount outstanding of $0.7 million has not transferred as of the issuance date of this report. In addition, the Company will be required to pay total development and NDA acceptance milestones of up to $6 million, and up to $64 million in commercial milestones which amount increases to $89 million when sales exceed $500 million as well as single digit royalties which increase to double digit royalties when sales exceed $500 million.

The Company has a wholly owned U.S. subsidiary - Sol-Gel Technologies Inc. (the "Subsidiary"). The Subsidiary supports the Company with regard to marketing, regulatory affairs and business development relating to its products and technology in the U.S.

Risk and Uncertainties

Since incorporation through December 31, 2022, the Company has an accumulated deficit of approximately $193,065 and its activities have been funded mainly by its shareholders, collaboration revenues and license agreements, see also Notes 7 and 8. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations.

In addition, management is continuing to analyze cash resources and considering raising additional funding from different sources, such as corporate collaborations, public or private equity offerings and/or debt financings. Management expects that the Company's cash and cash equivalents, deposits and marketable securities as of December 31, 2022 will allow the Company to fund its operating plan through at least the next 12 months from the financial statement issuance date. See also Note 13 about shares and warrants issuance subsequent to December 31, 2022.

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

d.

Bank deposits

Bank deposits with original maturity dates of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an average annual rate of approximately 0.8%-5.3% in 2022. Interest accrued on bank deposits was recorded as interest receivable as part of "Prepaid expenses and other current assets" in the company’s balance sheet.

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

As of December 31, 2022, the Company has $1,150 on the Company’s bank account that is restricted in order to secure the hedging transactions. This amount is presented among Restricted long-term deposits and cash.

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

For the three years ended December 31, 2022, the Company did not recognize an impairment loss for its long-lived assets.

j.	Share-based compensation

The Company accounts for employees’ and non-employees' share-based payment awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period.

The Company elected to recognize compensation costs for awards to employee conditioned only on continued service that have a graded vesting schedule using the accelerated method based on the multiple-option award approach.

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

Acquisitions of in-process research and development product candidate, which are not part of a business combination and that has no alternative use, are recognized as an expense as research and development expenses as incurred.

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

ASC 606 defines the ‘Transaction Price’ as the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to a customer. The agreement price contains variable consideration contingent upon the licensee achieving certain milestones, as well as sales-based royalties, in accordance with the relevant agreement. Variable payments, contingent on achieving additional milestones, are included in the transaction price based on most likely amount method. Amounts included in the transaction price are recognized only when it is probable that a significant reversal of cumulative revenues will not occur, usually upon achievement of the specific milestone, in accordance with the relevant agreement. Sales-based royalties are not included in the transaction price. Rather, they are recognized as the related sale occurs, due to the specific exception of ASC 606 for sales-based royalties in licensing of intellectual properties.

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

Right of Use ("ROU") assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company’s lease terms may include periods covered by options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option to extend the lease or not exercise the option to terminate the lease.

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

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, bank deposits and, marketable securities and certain receivables. The Company deposits cash and cash equivalents with highly rated financial institutions (Israeli banks). In addition, all marketable securities carry a high rating or are government insured. The Company has not experienced any material credit losses in these accounts and does not believe it is exposed to significant credit risk on these instruments.

p.	Earnings (loss) per share

Basic earnings (loss) per share is computed on the basis of the net earnings (loss) for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is based upon the weighted average number of ordinary shares and of potential ordinary shares outstanding when dilutive. Potential ordinary share include outstanding stock options, restricted shares and warrants, which are included under the treasury stock method when dilutive. The calculation of diluted earnings (loss) per share does not include 3,271,507 , 3,397,834 and 3,900,837 options, restricted shares and warrants for the years ended December 31, 2020, 2021 and 2022, respectively, because their effect would be anti-dilutive.

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

r.	Recently adopted accounting pronouncements

In August 2020, the FASB issued ASU 2020-06 “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40).” This guidance simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The amendments to this guidance are effective for the fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company adopted the new standard effective January 2022. The Company evaluated the impact this new standard has on the consolidated financial statements and related disclosures and concluded there is no material impact.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 - MARKETABLE SECURITIES

The following table sets forth the Company’s marketable securities for the indicated period:

	December 31,
	2021	2022
Level 2 securities:
U.S government and agency bonds	275	1,494
Corporate bonds*	1,434	7,184
Total	$1,709	$8,678

* Investments in Corporate bonds rated A or higher.

The Company’s debt securities are classified within Level 2 because it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value.

The cost of marketable securities As of December 31, 2022 is $8,822.

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the years ended December 31, 2021 and 2022:

	December 31,
	2021	2022
Balance at beginning of the year	$21,652	$1,709
Additions	6,716	10,006
Sale or maturity	(26,784)	(2,918)
Changes in fair value during the year	125	(119)
Balance at end of the year	$1,709	$8,678

As of December 31, 2022, all the Company’s debt securities are due within one year.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 - PROPERTY AND EQUIPMENT

	December 31
	2021	2022

Cost:
Laboratory equipment	$3,588	$3,688
Office equipment and furniture	265	265
Computers and software	357	428
Leasehold improvements	1,993	1,993
	6,203	6,374
Less:
Accumulated depreciation and amortization	(5,152)	(5,714)
Property and equipment, net	$1,051	$660

Depreciation and amortization expense totaled $946, $880 and $562 for the years ended December 31, 2020, 2021 and 2022, respectively.

NOTE 5 - EMPLOYEE SEVERANCE BENEFITS

The Company is required to make severance payments upon dismissal of an employee or upon termination of employment in certain circumstances. The severance payment liability to the employees (based upon length of service and the latest monthly salary - one month’s salary for each year employed) is recorded on the Company’s balance sheet under “Liability for employee rights upon retirement". The liability is recorded as if it was payable at each balance sheet date on an undiscounted basis.

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

The amounts of severance payment expenses were $428, $445 and $461 for the years ended December 31, 2020, 2021 and 2022, respectively, of which $408, $404 and $405 in the years ended December 2020, 2021 and 2022, respectively, were in respect of the Contribution Plan.

The Company expects to contribute approximately $418 in the year ending December 31, 2023 to insurance companies in connection with its expected severance liabilities for that year.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 - COMMITMENTS :

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

Up to December 31, 2022, the Company had recognized and received grants from the IIA in the aggregate amount of $1,430 (no grants were received in the years ended December 31, 2020, 2021 and 2022). Through December 31, 2022, the Company recorded an accumulated royalty expense of $2,133 as royalties to the IIA with respect to revenue recognized through December 31, 2022($25, $23 and $24 were recorded in 2020, 2021 and 2022 accordingly, as an expense in the consolidated statements of operations).

2)
The Company has an agreement, that was amended several times (hereafter - the agreements) with Yissum Research Development Company (hereafter - “Yissum”), the technology-licensing arm of the Hebrew University of Jerusalem.

According to the agreements, the Company received from Yissum an exclusive and a non-exclusive license for the commercialization of certain Yissum patents. According to the agreements the Company shall pay Yissum:

Royalties of 1.5%of net sales related to certain patents. 1.5% – 8% of proceeds received by the Company for the sub-license or license of certain patents.

Royalty expenses in immaterial amounts were recorded in 2020, 2021 and 2022 in respect of these agreements.

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

NOTE 6 - COMMITMENTS (continued):

Vehicles
The Company has entered into operating lease agreements for vehicles used by its employees for a period of 3 years. These contracts are classified as operating leases and presented under operating lease right-of-use assets and operating leases liabilities.

Lease Position

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheet:

	As of December 31,
	2021	2022

Assets
Operating Leases
Operating lease right-of-use assets	$1,501	$876

Liabilities
Current liabilities
Current maturities of operating leases	$781	$718
Long-term liabilities
Non-current operating leases	$810	$54

Weighted Average Remaining Lease Term
Operating leases	0.87	0.45

Weighted Average Discount Rate
Operating leases	6.13%	6.11%

Lease Costs

The table below presents certain information related to lease costs of operating leases:

	Year Ended December 31,
	2021	2022

Operating lease cost:	$872	$797

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 - COMMITMENTS (continued):

The table below presents supplemental cash flow information related to leases:

	Year Ended December 31,
	2021	2022

Cash paid for amounts included in the measurement of leases liabilities:
Operating cash flows from operating leases	$843	$989

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows under leases as of December 31, 2022 were as follows:

Operating Leases

For the year ending December 31,
2023	$739
2024	54
2025 and thereafter	-
Total minimum lease payments	793
Less: amount of lease payments representing interest	21
Present value of future minimum lease payments	772
Less: Current maturities of operating leases	718
Long-term operating leases liabilities	54
$772

c.
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

NOTE 7 - COLLABORATION AGREEMENTS

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

During the years ended December 31, 2020, 2021 and 2022, the Company recognized collaboration revenues related to sales of products in the U.S. under these agreements in the amounts of $8,673, $3,303 and $0, respectively.

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

Under the terms of the New Agreement, effective as of November 1, 2021, the Company will unconditionally receive $21,500 over 24 months, in lieu of its share in future gross profits for the two approved generic drug products and its potential gross profits for eight unapproved generic programs. The Company received $1,250 as an upfront payment and $20,250 in eight equal quarterly instalments. The Company has no further obligation and hence recorded the entire amount as  revenue in 2021. The New Agreement also provides that effective as of November 1, 2021, the Company will cease paying any outstanding and future operational costs related to these collaborative agreements.

NOTE 8 - LICENSE AGREEMENTS:

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

NOTE 8 - LICENSE AGREEMENTS (continued):

According to the agreement, the Company has an option to regain commercialization rights five years following first commercialization. In the third quarter of 2021, the Company received $7.5 million for Twyneo® and $4 million for Epsolay® of upfront payments, which are refundable if FDA approval for each respective product is not received by December 31, 2021.

On July 27, 2021, the Company announced that the FDA approved the Company’s first proprietary drug product, Twyneo®. On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician, See note 1.  In March 2022, the Company has refunded the $4 million upfront payment to Galderma, since FDA approval for Epsolay® had not been received as of December 31, 2021. On April 25, 2022, the Company announced that the FDA approved the drug product, Epsolay®, which entitled the Company to $3.5 million milestone payment, according to the license agreement. In May 2022, the Company has received the $3.5 million payment from Galderma. On June 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician, See also note 1. During 2022, the Company recognized $306 as royalties revenues in respect of the license agreement for both products.

NOTE 9 -  SHARE CAPITAL

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

2)
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

From the effective date of the agreement through the issuance date of this report, 41,154 shares were sold under the program for total gross proceeds of approximately $0.5 million. On April 2022, the Company terminated the ATM agreement, effective on the same date.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 -  SHARE CAPITAL (continued):

3)
In April 2022, the Company signed a new ATM agreement with Jefferies for total amount of $25 million. On January 23, 2023, the Company terminated new ATM agreement, effective on the same date. The Company has not offered or sold any Shares, in connection with the new ATM Program.

b.	Share-based compensation:

1)	Option plan

In December, 2014, the Company’s Board of Directors approved a Share Incentive Plan (hereafter - the Plan) and reserved a pool of 629,025 ordinary shares, par value NIS 0.1 each, or such other number as the Board may determine, subject to certain terms and conditions as defined in the Plan. According to the Plan, the Company may issue shares or restricted shares, may grant options or restricted share units and other share-based awards (hereafter - the awards) to the Company's employees, consultants, directors and other service providers.

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

 As of December 31, 2022, 17,452 ordinary shares remain available for future grants under the Plan.

2)	Options grants

a.	Option granted to employees and directors

During the twelve months ended December 31, 2022, the Company granted 747,488 options to employees and executive officers:

i.
In March 2022, the Company granted a total of 148,907 options to several employees to purchase ordinary shares at an exercise price of $7.38 per share.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

ii.
In March 2022, the Company granted a total of 271,517 options to several Executive Officers to purchase ordinary shares at an exercise price of $10 per share.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

iii.

In March 2022, the board of directors approved and recommended the Company's shareholders to approve a grant of 302,064 options to the Company's CEO to purchase ordinary shares at an exercise price of $10 per share. The Company's shareholders approved the grant in June 2022.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9  -  SHARE CAPITAL (continued):

iv.

In November 2022, the Company granted a total of 25,000 options to an Executive Officer to purchase ordinary shares at an exercise price of $4.98 per share.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

The weighted average fair value of options granted in 2021 and 2022 was $4.27 and $4.49, respectively. The underlying data used for computing the fair value of the options are as follows:

	2021	2022

Value of one ordinary share	$9.56-$10.44	$4.98-$10.0
Dividend yield	0%	0%
Expected volatility	59.52%-70.48%	57.8%-62.6%
Risk-free interest rate	0.55%-1.14%	2.5%-4.2%
Expected term	3.25 -7 years	7 years

The total unrecognized compensation cost of employee options at December 31, 2022 is $2,169, which is expected to be recognized over a period of 3.67 years.

The following table summarizes the number of options granted to employees under the Plan for the year ended December 31, 2022, and related information:

	Year ended December 31
	2021			2022
	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding at the beginning of the year	1,000,894	$4.63	6.05	1,131,029	$5.64	5.73
Granted	248,600	$10.05	-	747,488	$9.31	9.21
Exercised	(65,702)	$5.05	-	(2,665)	$5.69	-
Expired	(1,350)	$5.57	-	(450)	$9.93	-
Forfeited	(51,413)	$7.73	-	(11,025)	$7.58	-
Options outstanding at the end of the year	1,131,029	$5.64	5.73	1,864,377	$7.09	7.11
Options exercisable at the end of the year	1,030,267	$4.42	4.37	1,179,132	$5.14	3.99

b.	Option granted to non-employees All compensation cost of non-employees' options was fully recognized as of December 31, 2022.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 -  SHARE CAPITAL (continued)

The following table summarizes the number of options granted to non-employees under the Plan  as of December 31, 2022, and related information (no options were granted to non-employees in 2022):

	December 31
	2022
	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding at the end of the year	198,575	$7.70	4.84
Options exercisable at the end of the year	198,575	$7.70	4.84

c.	The aggregate intrinsic value of the total outstanding and of total exercisable options as of December 31, 2022 is approximately $1,384 and $1,384, respectively.
d.
Restricted Share Units (RSUs) granted to Directors

In February 2018 and September 2018, the board of directors approved and recommended the Company shareholders to approve a total grant of 46,000 and 11,500 RSUs, respectively, to its independent and external directors that vest annually in equal portions over a three-year period. The fair value of shares as of the date of grant was $495 and $105 respectively. As of December 31, 2022, 57,500 RSUs were vested.

e.	The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2020	2021	2022

Research and development expenses	$431	$33	$665
General and administrative expenses	$786	$654	$862
	$1,217	$687	$1,527

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - TAXES ON INCOME

a.	Tax rates in Israel

The Company is taxed in accordance with Israeli tax laws. The corporate tax rates applicable to 2020, 2021 and 2022 is 23%. Capital gain is subject to capital gain tax according to the corporate tax rate in the year the assets are sold.

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

As of December 31, 2022, the Company’s management decided not to adopt the application of the Amendment.

There is no assurance that future taxable income of the Company will qualify as Benefited or Preferred income or that the benefits described above will be available to the Company in the future.

d.	Tax assessments

Tax assessments filed by the Company through the year 2017 are considered to be final.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - TAXES ON INCOME (continued)

e.	Losses for tax purposes carried forward to future years

As of December 31, 2022, the Company had approximately $177.3 million of net carry forward tax losses which are available to reduce future taxable income with no limited period of use.

f.	Deferred income taxes:

	December, 31
	2021	2022

In respect of:
Net operating loss carry forward	$39,280	$40,779
Research and development expenses	5,153	3,254
Other	875	661
Less – valuation allowance	(45,308)	(44,694)
Net deferred tax assets	$-	$-

g.	Reconciliation of theoretical tax expenses to actual expenses

Actual tax expenses are in respect of the U.S. subsidiary. The primary reconciling items between the statutory tax rate of the Company and the effective rate are the full valuation allowance of deferred tax assets and nondeductible expenses in relation to the operations in Israel.

h.	Roll forward of valuation allowance

Balance at January 1, 2020	$34,947
Additions	8,106
Balance at December 31, 2020	$43,053
Additions	2,255
Balance at December 31, 2021	$45,308
Deductions	(614)
Balance at December 31, 2022	$44,694

i.	Provision for uncertain tax positions

As of December 31, 2021, and 2022, the Company does not have a provision for uncertain tax positions.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 -  SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

Other accounts payables and accruals

	December, 31
	2021	2022

Accrued expenses	$1,685	$1,257
Employees payables	754	883
Institutions	3,625	-
Refundable upfront payment	4,000	-
Other	81	220
	$10,145	$2,360

NOTE 12 - RELATED PARTIES

a.	Related parties include the Controlling Shareholder and companies under his control, the Board of Directors and the Executive Officers of the Company.

b.	As to options and restricted shares granted to directors and executive officers, see note 9d.

NOTE 13 - SUBSEQUENT EVENTS

a.	As to asset purchase agreement with PellePharm signed on January 27, 2023, see Note 1.

b.

On January 27, 2023, the Company entered into a securities purchase agreement (hereafter - “Purchase Agreement”) with Armistice Capital, pursuant to which the Company issued to Armistice Capital (i) 2,560,000 ordinary shares of the Company, par value NIS 0.1 per share in a registered direct offering at a price of $5.00 per ordinary share and (ii) in a concurrent private placement unregistered warrants to purchase up to 2,560,000 Ordinary Shares (the "Investor Warrants"). Each of the Investor Warrants are exercisable for one ordinary share, have an initial exercise price of $5.85 and will become exercisable beginning six months from the date of issuance and will expire on January 27, 2028. The sale of the Ordinary Shares in the Registered Direct Offering was made by means of a shelf registration statement. The Offering closed on January 31, 2023. The gross proceeds from the Offering were approximately $12.8 million.

Concurrently with the signing of the Purchase Agreement, the Company also entered into a subscription agreement (hereafter -  “Subscription Agreement”) between the Company and M. Arkin Dermatology Ltd., the Controlling Shareholder of the Company, pursuant to which M. Arkin Dermatology Ltd. agreed to purchase 2,000,000 unregistered Ordinary Shares and unregistered warrants to purchase up to 2,000,000 ordinary shares (the “PIPE Warrants” and, together with the Investor Warrants, the “Warrants”) in a concurrent private placement (hereafter-  “Affiliate Private Placement"), at a price equal to the offering price of the Ordinary Shares in the Offering. The Affiliate Private Placement is conditioned on obtaining disinterested shareholder approval.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 13 - SUBSEQUENT EVENTS (continued)

The PIPE Warrants have the same terms as the Investor Warrants. The Warrants are subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Ordinary Shares.

The aggregate gross proceeds to the Company from the Offering and the Affiliate Private Placement are expected to be approximately $22.8 million.