Form 20-F
period 2023-12-31
Sol-Gel Technologies Ltd.
filed 2024-03-13
CIK 1684693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Tel: 972-8-9313429; email: tami.fishman@sol-gel.com
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,857,620 Ordinary Shares, par value NIS 0.1 per share.

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

Yes ☒             No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐       No ☒

INTRODUCTION

All references to “Sol-Gel,” “Sol-Gel Technologies,” “we,” “us,” “our,” “the Company” and similar designations refer to Sol-Gel Technologies Ltd. The terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS3.627, NIS 3.519 and NIS 3.11 to $1.00, based on the exchange rates reported by the Bank of Israel on December 31, 2023, December 31, 2022, and December 31, 2021, respectively.

 References to the terms below in this Annual Report have the meanings referred to below:

•	“SGT-610” - SGT-610 (patidegib), an investigational topical treatment designed to prevent new Basel Cell Carcinomas (BCCs) formation in adults with Gorlin Syndrome;

•	“SGT-210” - SGT-210 (erlotinib), an investigational topical ointment for the treatment of rare hyperkeratinization disorders; “erlotinib” refers to an epidermal growth factor receptor inhibitor;

•	“Twyneo” - our novel, once-daily, non-antibiotic topical cream that has been approved by the Food and Drug Administration for the treatment of acne vulgaris, or acne;

•
“Epsolay” - our novel, once-daily topical cream containing encapsulated benzoyl peroxide that has been approved by the Food and Drug Administration for the treatment of papulopustular (subtype II) rosacea;

•	“investigational product candidates” - include SGT-610 and SGT-210;

•	“approved products” - Twyneo and Epsolay;

•	"generic product candidate" - a generic program developed in collaboration with Padagis Israel Pharmaceuticals Ltd ("Padagis");

•	“product candidates” - both investigational product candidates and generic product candidates; and

•	“our products” - both approved products and product candidates.

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

We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when these statements are made or our management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•
the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives;

•	our ability to successfully integrate SGT-610 into our product candidate pipeline, and the benefits of and projections of our future financial performance as a result of our acquisition of SGT-610;

•	our ability to enroll patients in our clinical trials and the possibility that patients would discontinue their participation in our clinical trials.

•	our ability to complete the development of our product candidates;

•
our ability to obtain the benefits associated with orphan drug designation, such as orphan drug exclusivity and, even if we do, that exclusivity may not prevent the U.S. Food and Drug Administration, or FDA, or other comparable foreign regulatory authorities from approving competing products;

•	the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their product candidates;

•	our dependence on the success of Galderma Holding SA (“Galderma”) and Searchlight Pharma Inc. (“Searchlight”) in commercializing our approved products in the U.S. and in Canada, respectively;

•	the ability of Sol-Gel and Searchlight to obtain and maintain the regulatory approval of Twyneo and Epsolay in Canada;

•
our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained;

•	our ability to find suitable co-development, contract manufacturing and marketing partners to our products;

•	our ability to commercialize and launch our investigational product candidates;

•	our ability to obtain and maintain adequate protection of our intellectual property;

•	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

•	acceptance of our products by healthcare professionals and patients;

•	the possibility that we may face third-party claims of intellectual property infringement;

•
intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

•	potential product liability claims;

•	potential adverse federal, state and local government regulation in the United States, Europe or Israel;

•
the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of Twyneo, Epsolay and our product candidates; and

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

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this annual report, including our financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares, or the “Ordinary Shares. The risks and uncertainties described below in this annual report on Form 20-F for the year ended December 31, 2023, are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your investment.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk factors” section in full.

•	We are a dermatology company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

•
We may need substantial additional funding to pursue our business objectives. If we are unable to raise capital when needed, we could be forced to curtail our planned operations and the pursuit of our growth strategy. If we are successful in raising additional capital, this may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or products.

•	All of our product candidates are in development stage; therefore, we have not yet obtained regulatory approval for our product candidates in the United States or any other country.

•	We are largely dependent on the success of Twyneo, Epsolay and our product candidates for the treatment of topical dermatological conditions.

•
Our business is highly dependent on market perception of us and the safety and quality of Twyneo, Epsolay and our product candidates, if approved. Our business or products could be subject to negative publicity, which could have a material adverse effect on our business.

•
Although we have entered into exclusive license agreements with Galderma and Searchlight for all U.S. and Canadian commercial activities for Twyneo and Epsolay, we have a limited operating history in the dermatological prescription drug space which may make it difficult to evaluate the success of our business to date and to assess our future viability.

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

•
Twyneo and Epsolay, and our product candidates, if approved, will face, significant competition and our failure to compete effectively may prevent us and our commercial partners from achieving significant market penetration and expansion.

•
We rely on Galderma to commercialize Twyneo and Epsolay in the U.S., on Searchlight to commercialize Twyneo and Epsolay in Canada and on Padagis to develop and commercialize our generic product candidates and may depend on other parties for commercialization of Twyneo and Epsolay outside of the U.S. and Canada, and the development and commercialization of our investigational product candidates, if approved. We also rely on Galderma to provide us with accurate reports in order for us to accurately report our royalty revenues and sales based milestone payments. Any collaborative arrangements that we have (including our agreements with Galderma, Searchlight and Padagis) or may establish in the future may not be successful or we may otherwise not realize the anticipated benefits from these collaborations.

•
We and our partners rely on third parties and consultants to assist us in conducting our clinical trials. If these third parties or consultants do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•
The manufacture of pharmaceutical products is complex, and manufacturers often encounter difficulties in production. If we, our partners, or any of our third-party manufacturers encounter any difficulties, our ability to provide product candidates for clinical trials or our approved products to patients, and the development or commercialization of our product candidates could be delayed or stopped.

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

 We are a dermatology company with a limited operating history. We have incurred net losses since our formation in 1997. In particular, we incurred a loss of $14.9 million in 2022 and a loss of $ 27.2 million in 2023. As of December 31, 2023, we had an accumulated deficit of $220.3 million. Our losses have resulted principally from expenses incurred in research and development of Twyneo, Epsolay, SGT-610 and our investigational product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur net losses for the foreseeable future as we continue to invest in research and development and seek to obtain regulatory approval and commercialization of our product candidates. The extent of our future operating losses and the timing of generating revenues and becoming profitable are highly uncertain, and we may never achieve or sustain profitability. Recently, based on lower than expected future revenue streams from Twyneo and Epsolay and a delay in the development of SGT-210, we adopted cost-saving measures, including a headcount reduction of about 25 employees, to maintain the cash runway for at least 12 months from the filing date of this annual report.

We anticipate that our expenses will increase substantially as we:

•	complete Phase III clinical study of SGT-610;

•	conduct Phase I clinical studies of SGT-210 and continue the research and development of other future investigational product candidates;

•	seek regulatory approvals for any product candidate that successfully completes clinical development;

•	establish commercial manufacturing capabilities through one or more contract manufacturing organizations to commercialize our approved products;

•	continue the development, bioequivalence and other studies required for abbreviated new drug application, or ANDA, submissions for our generic product candidates;

•	seek new drug candidates and expand our disease portfolio;

•	maintain, expand and protect our intellectual property portfolio;

•	seek to enhance our technology platform;

•	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development; and

•	experience any delays or encounter any issues with any of the above, including but not limited to failed studies, complex results, safety issues or other regulatory challenges.

We have financed our operations primarily through public offerings in the U.S., private placements of equity securities and investments and loans from our controlling shareholder. To date, we have devoted a significant portion of our financial resources and efforts to developing our products. Although we have received approval from the FDA with respect to our marketing applications for Twyneo in 2021 and Epsolay in 2022, to succeed we must successfully develop and eventually commercialize product candidates that generate significant revenue. This will require us to be successful in a range of challenging activities, including successfully commercializing our approved products, completing clinical trials for our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing manufacturing and marketing capabilities and ultimately selling any product candidates for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability.

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

Conducting pre-clinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales of our product candidates. We expect to continue to incur significant expenses and operating losses over the next several years as we conduct Phase III clinical studies for SGT-610 and conduct Phase I clinical studies of SGT-210. In addition, Twyneo and Epsolay, and our product candidates, if approved, may not achieve commercial success. Substantial revenue, if any, will be derived from sales of Twyneo and Epsolay, and other product candidates, if approved. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Recently, based on lower than expected future revenue streams from Twyneo and Epsolay and a delay in the development of SGT-210, we adopted cost-saving measures, including a headcount reduction of about 25 employees, to maintain the cash runway for at least 12 months from the filing date of this annual report.

Our future capital requirements will depend on many factors, including:

•	the progress and results of our development activities for SGT-610 and SGT-210;

•	the cost of manufacturing clinical supplies and exhibition batches of our investigational product candidates;

•	the timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the amount of revenue received from commercial sales of Twyneo, Epsolay and, if any, from our product candidates for which we may receive marketing approval;

•	the scope, progress, results and costs of development, laboratory testing and clinical trials for our generic product candidates;

•	the costs, timing and outcome of regulatory reviews of any of our product candidates;

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

All of our product candidates are in development stage; therefore we have not yet obtained regulatory approval for our product candidates in the United States or any other country.

Although we have obtained regulatory approvals in the United States for Twyneo and Epsolay and our collaborator obtained regulatory approvals for two generic products, the rights to such generic products we have since sold, none of our current product candidates, has obtained regulatory approval for sale in the United States or any other country, and we cannot guarantee that our current or future product candidates will ever obtain such approvals. Our business is substantially dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize product candidates in a timely manner. We or our partners cannot commercialize our product candidates in the United States without first obtaining regulatory approval to market each product candidate from the FDA. Similarly, we or our partners cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities.

Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we or our partners must demonstrate in pre-clinical studies and well-controlled clinical trials that the product candidate is safe and effective for use for its target indication and that the related manufacturing facilities, processes and controls are adequate. In the United States, we or our partners are required to submit and obtain the FDA’s approval of a new drug application, or NDA, before marketing any product candidate. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and efficacy for each desired indication and, when subject to the requirements of section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FDCA, we or our partners may rely in part on published scientific literature and/or the FDA’s prior findings of safety and efficacy in its approvals of similar products. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product candidate. The FDA will also inspect our or our partners manufacturing facilities to ensure that the facilities can manufacture each product candidate that is the subject of an NDA, in compliance with current good manufacturing practice, or cGMP requirements, and may inspect our or our partners clinical trial sites to ensure that the clinical trials conducted at the inspected site were performed in accordance with good clinical practices, or GCP, and our or our partners clinical protocols.

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

To date, we have submitted two NDAs that were accepted for filing by the FDA, one for Twyneo, and one for Epsolay, both of which were subsequently approved by the FDA. We have also submitted five ANDAs with our partner Padagis, out of which two have been approved by the FDA.

Regulatory authorities outside of the United States also have requirements for approval of drugs for commercial sale with which we must comply prior to marketing our product candidates in those countries. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. However, the failure to obtain regulatory approval in one jurisdiction could have a negative impact on our ability to obtain approval in a different jurisdiction. Approval processes vary among countries and can involve additional product candidate testing, development, validation and additional administrative review periods. Seeking regulatory approval outside of the United States could require additional chemical manufacturing control data, pre-clinical studies or clinical trials, which could be costly and time consuming. Obtaining regulatory approval outside of the United States may include all of the risks associated with obtaining FDA approval.

We are largely dependent on the success of Twyneo, Epsolay and our product candidates, if approved, for the treatment of topical dermatological conditions.

We have invested a majority of our efforts and financial resources in the research and development of Twyneo and Epsolay. In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo and Epsolay.  In June 2023, we also entered into exclusive license agreements with Searchlight, pursuant to which Searchlight has the exclusive right to, and is responsible for, all Canadian commercial activities for Twyneo and Epsolay over a fifteen-year term that is renewable for subsequent five-year periods. The success of our business depends largely on Galderma and Searchlight's success in commercializing Twyneo and Epsolay and our ability to fund, execute and complete the development of, obtain regulatory approval for and successfully commercialize our product candidates in a timely manner.

Our business is highly dependent on market perception of us and the safety and quality of Twyneo, Epsolay and our product candidates, if approved. Our business or products could be subject to negative publicity, which could have a material adverse effect on our business.

Market perception of our business is very important, especially market perception of the safety and quality of our products. If Twyneo, Epsolay any of our product candidates, or similar products that other companies distribute, or third-party products from which our investigational product candidates are derived, are subject to market withdrawal or recall or are proven to be, or are claimed to be, harmful to consumers, it could have a material adverse effect on our business. Negative publicity associated with product quality, illness or other adverse effects resulting from, or perceived to result from, our products could have a material adverse impact on our business.

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

Although we have entered into exclusive license agreements with Galderma and Searchlight for all U.S. and Canadian commercial activities for Twyneo and Epsolay, we have a limited operating history in the dermatological prescription drug space which may make it difficult to evaluate the success of our business to date and to assess our future viability.

We have a limited operating history in the dermatological prescription drug space and have focused much of our efforts, to date, on the research and development of our product candidates, rather than commercialization. In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo, and Epsolay.  In June 2023, we also entered into exclusive license agreements with Searchlight, pursuant to which Searchlight has the exclusive right, and is responsible for all commercial activities for Twyneo and Epsolay in Canada, over a fifteen-year term that is renewable for subsequent five-year periods. We also expect to collaborate with third parties that have sales and marketing experience in order to commercialize Twyneo and Epsolay  in other territories, and our other investigational product candidates,  if approved, in lieu of our own sales force and distribution systems. We cannot provide any assurances as to when, if ever, we will obtain approvals from governmental authorities outside of the U.S. or generate sufficient revenues to achieve sustained profitability. Our and our partners’ ability to successfully commercialize our approved products and product candidates, if approved, and become profitable is subject to a number of challenges, including, among others, that:

•	we may not have adequate financial or other resources;

•	we or our partners may not be able to manufacture our products in commercial quantities, in an adequate quality or at an acceptable cost;

•	we or our partners may not be able to establish adequate sales, marketing and distribution channels for our products;

•	we or our partners may not be able to find suitable co-development, contract manufacturing or marketing partners;

•	healthcare professionals and patients may not accept our products;

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

•
third-party payors may not agree to reimburse patients for any or all of the purchase price of our products, which may adversely affect patients’ willingness to purchase our approved products or product candidates, once approved;

•	uncertainty as to market demand may result in inefficient pricing of our approved products and product candidates, once approved;

•	we may face third-party claims of intellectual property infringement;

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

•
we may experience delays due to shortages in supply and human resources resulting from geopolitical instability (for more information, see “Item 3. Key Information – D. Risk Factors – Risks Related to Our Operations in Israel”).

The occurrence of any one or more of these events may limit our or our partners' ability to successfully commercialize our approved products and product candidates, once approved, which in turn could have a material adverse effect on our business, financial condition and results of operations. Consequently, there can be no guaranty of the accuracy of any predictions about our future success or viability.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or products.

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

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams or our products  or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our products  that we would otherwise prefer to develop and market ourselves.

Risks Related to Development and Clinical Testing of Our Product Candidates

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and clinical trials may not be predictive of future trial results, which could result in development delays or a failure to obtain marketing approval.

Clinical testing, of both innovative and generic products, and the submission of NDAs and ANDAs to the FDA is expensive, time consuming and has an inherently uncertain outcome. Failure can occur at any time during the clinical trial process, even with active ingredients that have been previously approved by the FDA or comparable foreign regulatory authorities as safe and effective. Favorable results in pre-clinical studies and early clinical trials for one or more of our product candidates may not be predictive of similar results in future clinical trials for such product candidate. Also, interim results during a clinical trial do not necessarily predict final results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for our product candidates may not be predictive of the results we may obtain in later stage trials for such product candidates. Our and our partners’ clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Clinical trial results may be inconclusive, or contradicted by other clinical trials, particularly larger clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA, or other applicable regulatory agency, approval for their product candidates.

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

•	third parties being unwilling or unable to satisfy their contractual obligations to us;

•	manufacturing sufficient quantities of a product candidate for use in clinical trials; and damage to clinical supplies of a product candidate caused during storage and/or transportation.

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

In addition, the FDA’s and other regulatory authorities’ policies with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the European Union, or EU, recently evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the EU Clinical Trials Directive required a separate clinical trial application, or CTA, to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the EU Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the EU Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.

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

Identifying and qualifying patients to participate in clinical trials for our product candidates is critical to our success. The timing of our clinical trials depends on the speed at which we or our partners can recruit patients to participate in testing our product candidates. Some of the indications we are pursuing include orphan diseases (including Gorlin syndrome) for which the patient population is significantly small. If we or our partners are unable to locate qualified patients or if patients are unwilling to participate in our or our partners’ clinical trials because of negative publicity from adverse events in the biotechnology or pharmaceutical industries or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting clinical trials and obtaining regulatory approval of product candidates may be delayed. These delays could result in increased costs, delays in advancing our product candidates development, or termination of the clinical trials altogether.

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

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Although the FDA has approved Twyneo and Epsolay for marketing, it is possible that Twyneo and Epsolay will not receive approval by comparable foreign authorities, and that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

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

We cannot be certain that Twyneo and Epsolay will receive approval by foreign authorities or that any of our product candidates will receive regulatory approval. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our development operations.  Our revenue will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval. If the markets for patients or indications that we are targeting are not as significant as we estimate, we may not generate significant revenue from sales of such products, even if approved by the FDA or by comparable foreign authorities.

Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval, cause us to suspend, discontinue clinical trials or abandon product candidates. Adverse side effects or other safety risks associated with our approved products , could limit their commercial profile.

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

Additionally, with respect to our approved products and any one or more of our products, for which we obtain regulatory approval, if we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

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

Any of these events could prevent us from achieving or maintaining market acceptance of our products, and could significantly harm our business, results of operations and prospects.

There is a substantial risk of product liability claims in our business,  and a product liability claim against us could adversely affect our business.

Our business exposes us to significant potential product liability risks that are inherent in the development, manufacturing and marketing of pharmaceutical products. Product liability claims could delay or prevent completion of our development and commercialization programs. Such claims could result in a recall of our products or a change in the approved indications for which they may be used. While we maintain product liability insurance that we believe is adequate for our operations, such coverage may not be adequate to cover any incident or all incidents. Furthermore, product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain sufficient insurance at a reasonable cost to protect us against losses that could have a material adverse effect on our business. These liabilities could prevent or interfere with our product development and commercialization efforts.

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

Before obtaining regulatory approvals for the commercial sale of our investigational product candidates, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for each targeted indication. The process of obtaining regulatory approvals, both in the United States and abroad, is unpredictable, expensive and typically takes many years following commencement of clinical trials, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Our current investigational product candidate SGT-610 is a new chemical entity that has never been approved by the FDA and we believe we will be required to seek approval for such product candidates through the FDA’s 505(b)(1) NDA pathway, which requires full reports of investigations of safety and effectiveness without reliance on the FDA’s prior approval of another product candidate.

We have never obtained approval of a product through the 505(b)(1) NDA pathway and may never succeed in doing so. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. If we are unable to submit and obtain regulatory approval for our investigational product candidates, we will not be able to commercialize or obtain revenue in connection with these product candidates.

For our product candidates that we may seek to develop through the Section 505(b)(2) NDA or ANDA pathways, if the FDA does not conclude that our product candidates satisfy the requirements of the applicable regulatory approval pathway, or if the requirements for approval of our product candidates are not as we expect, the approval pathway for such product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in all cases may not be successful.

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

Our product candidate, SGT-610, has obtained orphan drug designation in Gorlin syndrome by both the FDA and the European Commission, or EC. Regulatory authorities in these jurisdictions may designate drugs for relatively small patient populations as orphan drugs, but there is no guarantee we will maintain the benefits of such designations.

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

In the EU, the EC grants orphan designation on the basis of the European Medicines Agency’s (EMA) Committee for Orphan Medicinal Products scientific opinion. A medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment, of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition. In the EU, orphan designation entitles a party to financial incentives such as reduction of fees or fee waivers, protocol assistance, and access to the centralized marketing authorization procedure. Moreover, upon grant of a marketing authorization and assuming the requirement for orphan designation are also met at the time the marketing authorization is granted, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed Pediatric Investigation Plan, or PIP.

Even though our SGT-610 product candidate has obtained orphan drug designation, we may not be able to obtain or maintain orphan drug exclusivity for this or any other future orphan designated product candidate. We may not be the first to obtain marketing approval of any product candidate for which we have obtained designation in the specific rare disease or condition due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to ensure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same disease or condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the EU, during the exclusivity period, marketing authorizations may be granted to a similar medicinal product with the same orphan indication if: (i) the applicant can establish that the second medicinal product, although similar to the orphan medicinal product already authorized is safer, more effective or otherwise clinically superior to the orphan medicinal product already authorized; (ii) the marketing authorization holder for the orphan medicinal product grants its consent; or (iii) if the marketing authorization holder of the orphan medicinal product is unable to supply sufficient quantities of product. The European exclusivity period can be reduced to six years, if, at the end of the fifth year a medicine no longer meets the criteria for orphan designation (i.e. the prevalence of the condition has increased above the orphan designation threshold or it is judged that the product is sufficiently profitable so as not to justify maintenance of market exclusivity). Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the product candidate any advantage in the regulatory review or approval process.

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

Separate from fast track or breakthrough therapy designation, we may seek accelerated approval for one or more of our product candidates. A product candidate intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval if it is determined to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-approval clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, or if the sponsor fails to conduct the required studies in a diligent manner, the FDA may withdraw its approval of the drug on an expedited basis. In December 2022, President Biden signed an omnibus appropriations bill that included the Food and Drug Omnibus Reform Act of 2022, which among other things provided the FDA with new statutory authority to mitigate potential risks to patients from continued marketing of ineffective products previously granted accelerated approval and additional oversight over confirmatory trials. Under these provisions, the FDA may, among other things, require a sponsor of a product seeking accelerated approval to have a confirmatory trial underway prior to such approval being granted. In addition, the FDA currently requires pre-approval of promotional materials for accelerated approval products, once approved. We cannot guarantee that the FDA will agree any of our product candidates has met the criteria to receive accelerated approval, which would require us to conduct additional clinical testing prior to seeking FDA approval. Even if any of our product candidates received approval through this pathway, the required post-approval confirmatory clinical trials may fail to verify the predicted clinical benefit of the product, and we may be required to remove the product from the market or amend the product label in a way that adversely impacts its marketing.

Twyneo, Epsolay and our product candidates for which we obtain regulatory approval may continue to face future developmental and regulatory difficulties. In addition, we will be subject to ongoing obligations and continued regulatory review.

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

Moreover, the FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval of our investigational product candidates, and the sale and promotion of Twyneo, Epsolay and our product candidates, once approved. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For instance, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the EC in November 2020. The EC’s proposal for revision of several legislative instruments related to medicinal products (potentially reducing the duration of regulatory data protection, revising the eligibility for expedited pathways, etc.) was published on April 26, 2023. The proposed revisions remain to be agreed and adopted by the European Parliament and European Council and the proposals may therefore be substantially revised before adoption, which is not anticipated before early 2026. The revisions may however have a significant impact on the biopharmaceutical industry in the long term. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

Disruptions at the FDA and other government agencies caused by Covid-19 and funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA  and foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s or foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s or foreign regulatory authorities’ ability to perform routine functions. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies, such as the EMA following its relocation to Amsterdam and resulting in staff changes, may slow the time necessary for new drugs or modifications to approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business.

Separately, in response to the COVID-19 pandemic the FDA postponed most inspections of both foreign and domestic manufacturing facilities and clinical trial sites at various points. Even though the FDA has since resumed standard inspection operations, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates. Regulatory authorities outside the United States adopted similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Twyneo, Epsolay and our product candidates, if they receive regulatory approval, may fail to achieve the broad degree of physician adoption and market acceptance necessary for commercial success.

The commercial success of Twyneo Epsolay and our product candidates, if approved, will depend significantly on their broad adoption by dermatologists, pediatricians and other physicians for approved indications and other therapeutic or aesthetic indications for which we may seek approval from the FDA and other regulatory authorities.

The degree and rate of physician and patient adoption of Twyneo Epsolay and our product candidates, if approved, will depend on a number of factors, including:

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

•
the cost of treatment in relation to alternative treatments, the extent to which these costs are covered and reimbursed by third-party payors, and patients’ willingness to pay for our products and product candidates, if approved; and

•
the effectiveness of our sales and marketing efforts, including any head-to-head studies, if conducted, especially the success of any targeted marketing efforts directed toward dermatologists, pediatricians, other physicians, clinics and any direct-to-consumer marketing efforts we may initiate.

 We expend a significant amount of resources on research and development efforts that may not lead to successful product candidate introductions or the recovery of our research and development expenditures.

 We conduct research and development primarily to enable us to manufacture and market topical dermatological creams containing drugs in accordance with FDA regulations as well as similar foreign requirements enforced by foreign regulatory authorities. We spent approximately $20.4 million, $12.7 million and $23.5million on research and development activities during the years ended December 31, 2021, 2022 and 2023, respectively. We are required to obtain FDA and other regulatory authority approvals before marketing our product candidates in the United States or in other jurisdictions. The regulatory authority approval process is costly, time consuming and inherently risky, as is that applicable in other jurisdictions.

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

In January 2023, we purchased assets related to our SGT-610 product candidate, which included certain intellectual property rights owned by PellePharm and licensed to PellePharm by Royalty Security LLC. In the future, we may acquire or in-license additional potential products and technologies. Any potential product or technology we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive pre-clinical studies, clinical trials, or both, and approval by the FDA or other applicable foreign regulatory authorities, if any. All potential products are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the potential product, or product developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. If intellectual property related to potential products or technologies, we in-license or our own know-how is not adequate, we may not be able to commercialize the affected potential products even after expending resources on their development. In addition, we may not be able to manufacture economically or successfully commercialize any potential product that we develop based on acquired or in-licensed technology that is granted regulatory approval, and such potential products may not gain wide acceptance or be competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed potential products could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed. Lastly, our license with Royalty Security LLC requires us, and future in-license agreements will likely require us, to make payments and satisfy various performance obligations in order to maintain our rights to our SGT-610 product candidate or other future product candidate, as the case may be.  If we do not satisfy our obligations under our agreement with Royalty Security LLC or under future in-license agreements, or if other events occur that are not within our control, we could lose the rights to develop and commercialize our SGT-610 product candidate and other future product candidate covered by such future in-license agreements.

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

Risks Related to Regulatory Matters

 Healthcare reform in the United States and the EU may harm our future business.

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

Moreover, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions to Medicare payments to providers, which went into effect on April 1, 2013, and will remain in effect through the first six months of fiscal year 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory Medicaid drug rebate beginning January 1, 2024.   Previously, the Medicaid rebate was capped at 100% of a drug’s average manufacturer price, or AMP.

The cost of prescription pharmaceuticals in the United States has also been the subject of considerable discussion. There have been several Congressional inquiries, as well as proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. Most significantly, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026) with prices that can be negotiated subject to a cap, imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). In part because the IRA permits the Secretary of the Department of Health and Human Services, or HHS, to implement many of these provisions through guidance for the initial years, as opposed to regulation, it is currently unclear how the IRA will be effectuated. HHS has and will continue to issue and update guidance as these programs are implemented.  On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. The impact of the IRA on the pharmaceutical industry cannot yet be fully determined, but is likely to be significant.  Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report within 90 days on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. In response to the executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future.

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

In 2011, Directive 2011/24/EU was adopted at the EU level. This Directive establishes a voluntary network of national authorities or bodies responsible for Health Technology Assessment (HTA) in the individual EU member states. The network facilitates and supports the exchange of scientific information concerning HTAs. Further to this, on December 13, 2021, Regulation No 2021/2282 on HTA, amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and  implementation-related steps to take place in the interim. Once applicable, it will have a phased implementation depending on the concerned products. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

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

Risks Related to Commercialization

 Our continued growth is dependent on our ability to successfully develop new product candidates and commercialize our approved products and new product candidates, if approved, in a timely manner.

Our financial results depend upon our ability to introduce and commercialize additional product candidates in a timely manner. Generally, revenue from new innovative products increases following launch and then following patent or exclusivity expiry, declines over time, as new competitors enter the market. Our growth is therefore dependent upon our and our partners' ability to successfully commercialize our approved products and successfully introduce and commercialize our product candidates, if approved.

The FDA and other foreign regulatory authorities may not approve marketing applications at all or in a timely fashion for our product candidates under development. Additionally, we or our partners may not successfully complete our development efforts for other reasons, such as poor results in clinical trials or a lack of funding to complete the required trials. Even if the FDA or another foreign regulatory authority approves marketing applications for our product candidates, we or our partners may not be able to market our products successfully or profitably. Our future results of operations will depend significantly upon our or our partners' ability to timely develop, receive FDA or foreign regulatory authority approval for, and market our products or otherwise develop new product candidates or acquire the rights to other products.

Twyneo, Epsolay face, and our product candidates, if approved, will face, significant competition and our failure to compete effectively may prevent us from achieving significant market penetration and expansion.

The facial aesthetic market in general, and the market for acne and rosacea treatments in particular, are highly competitive and dynamic. Twyneo and Epsolay face significant competition from other approved products, including topical anti-acne drugs such as Acanya, Ziana, Epiduo, Epiduo Forte, Benzaclin, Aczone, Onexton, Differin, Arazlo, Aklief and Amzeeq, Winlevi and topical drugs for the treatment of rosacea such as Metrogel, Finacea, Soolantraand Zilxi, oral drugs such as Solodyn, Doryx, Dynacin, Oracea and Minocin. Twyneo and  Epsolay also competes with non-prescription anti-acne products as well as unapproved and off-label treatments. In addition, Twyneo competes with drug products utilizing other technologies that can separate two drug substances, such as dual chamber tubes, dual pouches or dual sachets. Competing in the facial aesthetic market could result in price-cutting, reduced profit margins and loss of market share, any of which has and would harm our business, financial condition and results of operations.

There are  fewer limitations on the claims that our competitors in international markets can make about the effectiveness of their products and the manner in which they can market them. As a result, we may face more competition in markets outside of the United States.

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

We believe that our principal competitors are Bausch Health Companies, Inc., Galderma S.A. (other than with respect to Twyneo and Epsolay, which it commercializes in the United States), Almirall, LLC and Sun Pharmaceutical Industries Ltd. These competitors are large and experienced companies that enjoy significant competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition, and more experience and expertise in obtaining marketing approvals from the FDA and foreign regulatory authorities.

With respect to generic pharmaceutical products, the FDA approval process often results in the FDA granting final approval to a number of ANDAs for a given product at the time a relevant patent for a corresponding branded product or other regulatory and/or market exclusivity expires.  As competition from other manufacturers intensifies, selling prices and gross profit margins often decline. Accordingly, the level of market share, revenue and gross profit attributable to a particular generic product that we develop is generally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and commercial launch, in relation to competing approvals and launches. Additionally, ANDA approvals often continue to be granted for a given product subsequent to the initial launch of the first generic product. These circumstances generally result in significantly lower prices and reduced margins for generic products compared to brand products. New generic market entrants generally cause continued price and margin erosion over the generic product life cycle.

In addition to the competition we face from other generic manufacturers, we face competition from brand-name manufacturers related to our product candidates. Branded pharmaceutical companies may sell their branded products as “authorized generics,” where an approved brand name drug is marketed, either by the brand name drug company or by another company with the brand company’s permission, as a generic product without the brand name on its label, and potentially sold at a lower price than the brand name drug. Further, branded pharmaceutical companies may seek to delay FDA approval of our 505(b)(2) applications and ANDAs or reduce competition by, for example, obtaining new patents on drugs whose original patent protection is about to expire, filing patent infringement suits that could delay FDA approval of 505(b)(2) and generic products, developing new versions of their products to obtain FDA market exclusivity, filing citizen petitions contesting FDA approvals of 505(b)(2) and generic products such as on alleged health and safety grounds, developing “next generation” versions of products that reduce demand for the 505(b)(2) and generic versions we are developing, changing product claims and labeling, and seeking approval to market as OTC branded products.

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

Other pharmaceutical companies may develop competing products for acne, rosacea, Gorlin syndrome and other indications we are pursuing and enter the market ahead of us.

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

 Several of these potential competitors are privately-owned companies that are not bound by public disclosure requirements and closely guard their development plans, marketing strategies and other trade secrets. Publicly-traded pharmaceutical companies are also able to maintain a certain degree of confidentiality over their pipeline developments and other sensitive information. As a result, we do not know whether these potential competitors are already developing, or plan to develop other topical treatments for acne, rosacea, Gorlin syndrome, or other indications we are pursuing, and we will likely be unable to ascertain whether such activities are underway in the future. These potential competitors may therefore introduce competing products without our prior knowledge and without our ability to take preemptive measures in anticipation of their commercial launch.

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

Sales of Twyneo, Epsolay, or our product candidates, once approved, will depend, in part, on the extent to which the costs of our product candidates will be covered by third-party payors, such as government health programs, private health insurers and managed care organizations. Third-party payors generally decide which drugs they will cover for which indications and establish certain reimbursement levels for such drugs. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government (typically through the Medicare or Medicaid programs) provides reimbursement for such treatments. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products or product candidates, once approved, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of Twyneo, Epsolay depend, and our product candidates, once approved, will depend, substantially on the extent to which the costs of Twyneo, Epsolay and our product candidates will be paid by third-party payors. Additionally, the market for Twyneo, Epsolay and our product candidates, once approved, will depend significantly on access to third-party payors’ formularies without prior authorization, step therapy, or other limitations such as approved lists of treatments for which third-party payors provide coverage and reimbursement. If our products and our product candidates, once approved, are not included within an adequate number of formularies or adequate reimbursement levels are not provided, or if those policies increasingly favor generic products, this could have a material adverse effect on our business, financial condition, cash flows and results of operations or result in additional pricing pressure on our products and product candidates. Coverage and reimbursement for therapeutic products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products and product candidates to each payor separately and will be a time-consuming process.

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

•
analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require licensing or reporting of sales representatives; and state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or that require the reporting of pricing information and marketing expenditures;

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

In the U.S., HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and regulations implemented thereunder, or collectively, HIPAA imposes obligations, including certain mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA. While we do not believe that we are currently acting as a covered entity or business associate under HIPAA and thus are not directly regulated under HIPAA, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information.

Certain states have also adopted comparable privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, or collectively, the CCPA, requires certain businesses that process personal information of California residents to, among other things: provide certain disclosures to California residents regarding the business’s collection, use, and disclosure of their personal information; receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt-out of certain disclosures of their personal information; and enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. Similar laws have passed in other states and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States.

We are also subject to rapidly evolving data protection laws, rules and regulations in foreign jurisdictions, including the EU General Data Protection Regulation, or GDPR, which went into effect in May 2018 and imposes obligations and restrictions on the processing of personal data of individuals located in the European Economic Area, or EEA, or in the context of our activities within the EEA.  Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant undertaking, whichever is greater. Further, the GDPR imposes strict rules on the transfer of personal data out of the European Union to the United States and other regions that have not been deemed to offer “adequate” privacy protection and the efficacy and longevity of current transfer mechanisms between the EEA, and the United States remains uncertain. Case law from the Court of Justice of the European Union states that reliance on the standard contractual clauses, or  SCCs - a standard form of contract approved by the EC as an adequate personal data transfer mechanism - alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On July 10, 2023, the EC adopted its Adequacy Decision in relation to the new EU-U.S. Data Privacy Framework, or DPF, rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF Adequacy Decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Additionally, following the United Kingdom’s withdrawal from the European Union, we have to comply with the United Kingdom General Data Protection Regulation and Data Protection Act 2018, collectively, the UK GDPR, which imposes separate but similar obligations to those under the GDPR and comparable penalties, including fines of up to £17.5 million or 4% of a noncompliant undertaking’s global annual turnover, whichever is greater. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government), as a data transfer mechanism from the UK to U.S. entities self-certified under the DPF. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk.

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

Third parties could illegally distribute and sell counterfeit versions of our products, which do not meet the rigorous manufacturing and testing standards that our products undergo. Counterfeit products are frequently unsafe or ineffective and can be life-threatening. Counterfeit medicines may contain harmful substances, the wrong dose of the active pharmaceutical ingredient or no active pharmaceutical ingredient at all. However, to distributors and users, counterfeit products may be visually indistinguishable from the authentic version.

Reports of adverse reactions to counterfeit drugs similar to our products or increased levels of counterfeiting such products could materially affect physician and patient confidence in our authentic products. It is possible that adverse events caused by unsafe counterfeit products will mistakenly be attributed to our authentic products. In addition, thefts of our inventory at warehouses, plant or while in-transit, which are not properly stored and which are sold through unauthorized channels could adversely impact patient safety, our reputation and our business.

Public loss of confidence in the integrity of our products as a result of counterfeiting or theft could have a material adverse effect on our business, financial position and results of operations.

 Risks Related to Dependence on Third Parties

We rely on Galderma to commercialize Twyneo and Epsolay in the U.S., on Searchlight to commercialize Twyneo and Epsolay in Canada and on Padagis to develop and commercialize our generic product candidates and may depend on other parties for commercialization of Twyneo and Epsolay outside of the U.S. and Canada, and the development and commercialization of our investigational product candidates, if approved. We also rely on Galderma, to provide us with accurate reports in order for us to accurately report our royalty revenues and sales based milestone payments.  Any collaborative arrangements that we have or may establish in the future may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative arrangements, and we will rely on them to achieve results which may be significant to us. In addition, any current or future collaborative arrangements may place the development and commercialization of our product candidates outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

 In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo and Epsolay.  In consideration for the grant of such rights, we received $11 million in upfront payments and regulatory approval milestone payments. We are also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.  We cannot provide any assurance with respect to the success of the license agreements with Galderma, and we may never receive any sales milestone payments pursuant to these agreements. Following the expiration of the initial term of our agreement with Galderma, if the agreement is not renewed all rights related to the Twyneo and Epsolay will revert to us. We will be required upon such expiration to either establish our own marketing and commercialization infrastructure or collaborate with a new partner, and may not be able to do so.

In June 2023, we entered into exclusive license agreements with Searchlight, a private Canadian specialty pharmaceutical company, pursuant to which Searchlight has the exclusive right, and is responsible for all commercial activities for Twyneo and Epsolay in Canada over a fifteen-year term that is renewable for subsequent five-year periods. Searchlight will be responsible for obtaining and maintaining any regulatory approvals required to market and sell the drugs in Canada with support from us. In consideration for the grant of such rights, we will receive up to $11 million in potential upfront payments and regulatory and sales milestones for both drugs, combined. In addition, we will be entitled to royalty percentages of all Canadian net sales ranging from low-double-digits to high teens.

We are currently a party to collaborative arrangements with respect to the development, manufacture, study and commercialization of our generic product candidates with Padagis (formerly a division of Perrigo Company plc, or Perrigo Plc), by assignment from Perrigo Plc.

We cannot and will not control these third party collaborators, but we rely on them to achieve results, which may be significant to us. Relying upon collaborative arrangements to commercialize Twyneo, Epsolay and to develop and, if approved, commercialize our product candidates subjects us to a number of risks, including:

•	we may not be able to control the amount and timing of resources that our collaborators may devote to Twyneo, Epsolay and our product candidates;

•	we may not be able to locate third party partners for the commercialization of Twyneo and Epsolay for territories other than the United States and Canada;

•	our current or future collaborators’ partners may fail to secure adequate commercial supplies of Twyneo, Epsolay and our product candidates, if approved;

•	should a collaborator fail to comply with applicable laws, rules, or regulations when performing services for us, we could be held liable for such violations;

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

We also currently rely on Galderma, and will rely on Searchlight and Padagis, to provide us with accurate reports in order for us to accurately report our royalty revenues and calculate our rights to receive sales based milestone payments.  Royalty payments under our agreements with Galderma and Searchlight are calculated and paid in accordance with reports we receive from Galderma and Searchlight, and we have limited audit rights and information with respect to these reports. In August 2023, we revised previously reported revenue for the first quarter and revenue for the second quarter due to a disruption in Galderma’s first quarter wholesaler ordering patterns ahead of Galderma’s implementation of a new enterprise resource planning system, which impacted its standard forecasting procedures and its quarterly assessment of rebate accruals. We cannot provide any assurance that future reports provided by Galderma, Searchlight or any other third parties with whom we have or may have collaborative arrangements will be accurate or timely provided.  If the reports we receive from them are inaccurate or delayed, our ability to accurately and timely report our royalty revenues and sales based milestone payments may be adversely affected.

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

It may be  desirable or essential to enter into agreements with a collaborator who has greater financial resources or different expertise than us, but for which we are unable to find an appropriate collaborator or are unable to do so on favorable terms with respect to our current of future investigational product candidates. If we fail to enter into such collaborative agreements on favorable terms, it could materially delay or impair our ability to develop and commercialize our investigational product candidates and increase the costs of development and commercialization of such investigational product candidates.

We currently contract with third-party manufacturers and suppliers for certain compounds and components necessary to produce our investigational product candidates for clinical trials, and for commercial scale of production of our approved products. Our approved products are manufactured by third party manufacturers that were identified and qualified by us. This dependence on third-party manufacturers increases the risk that we or our partners may not have access to sufficient quantities or such quantities at an acceptable cost, which could delay, prevent or impair our and our partners’ development or commercialization efforts.

We and our partners currently rely on third parties for the manufacture and supply of certain compounds and components necessary to produce our investigational product candidates for our clinical trials, and to prepare for commercial scale production of such investigational product candidates, including active ingredients and excipients used in the formulation of our investigational product candidates, as well as primary and secondary packaging and labeling materials. We lack the resources and the capability to manufacture our approved products  or any of our investigational product candidates on a large clinical or commercial scale, and we expect that we and our partners will continue to rely on third parties to support commercial requirements for our product candidates if approved for marketing by the FDA or other foreign regulatory authorities.

The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA pursuant to inspections that are conducted after we or our partners submit our marketing applications to the FDA. As part of the development of Twyneo and Epsolay we qualified CMOs, the facilities of which have been approved by the FDA. Our current and future potential collaborators commercializing Twyneo and Epsolay, engaged and will engage these CMOs for the commercial supply of our approved products. We are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements, known as current good manufacturing practices, or cGMPs, for manufacture of both active drug substances and finished drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we or our partners may need to find alternative manufacturing facilities, which would significantly impact our or our partners ability to develop, obtain regulatory approval for or market Twyneo, Epsolay  or our product candidates.

Reliance on third-party manufacturers and suppliers entails a number of risks, including reliance on the third party for regulatory compliance and quality assurance, the possible breach of the manufacturing or supply agreement by the third party, the possibility that the supply is inadequate or delayed, the risk that the third party may enter the field and seek to compete and may no longer be willing to continue supplying, and the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us. If any of these risks transpire, we may be unable to timely retain an alternate manufacturer or suppliers on acceptable terms and with sufficient quality standards and production capacity, which may disrupt and delay our clinical trials for our product candidates or the manufacture and commercial sale of Twyneo, Epsolay, and our  product candidates, if approved.

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

We and our partners do not have the ability to independently perform all aspects of our anticipated pre-clinical studies and clinical trials. We and our partners rely on medical institutions, clinical investigators, CROs, contract laboratories, collaborative partners and other third parties to assist us in conducting our clinical trials and studies for our product candidates. The third parties with whom we and our partners contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these third parties are not employees, and except for contractual duties and obligations, we and our partners have limited ability to control the amount or timing of resources that they devote to our programs.

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

If the third parties or consultants that assist us and our partners in conducting our clinical trials do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or our partners,  or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical trial protocols, regulatory requirements or GCPs, or for any other reason, we or our partners may need to conduct additional clinical trials or enter into new arrangements with alternative third parties, which could be difficult, costly or impossible, and our or our partners clinical trials may be extended, delayed or terminated or may need to be repeated. If any of the foregoing were to occur, we or our partners may not be able to obtain, or may be delayed in obtaining, regulatory approval for the product candidates being tested in such trials, and will not be able to, or may be delayed in our or our partners efforts to, successfully commercialize these product candidates, if approved.

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

The manufacture of pharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We and our or our partners’ contract manufacturers must comply with cGMP or similar requirements. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up and validating initial production and contamination controls. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

We cannot assure you that any stability or other issues relating to the manufacture of any of our products will not occur in the future. Additionally, we, our partners and our third-party manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If we, our partners, or our third-party manufacturers were to encounter any of these difficulties, our or our partners ability to provide any product candidates to patients in clinical trials and approved products to patients would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the initiation or completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us or our partners to commence new clinical trials at additional expense or terminate clinical trials completely. Any adverse developments affecting clinical or commercial manufacturing of our products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our supply chain could materially adversely affect our business and delay or impede the development and commercialization of any of our products and could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

After the completion of development and registration of our patents, third parties may still act to manufacture and/or market products in infringement of our patent protected rights, and we may not have adequate resources to enforce our patents. Any such manufacture and/or market of products in infringement of our patent protected rights is likely to cause us damage and lead to a reduction in the prices of our products , thereby reducing our anticipated cash flows and profits, if any.

In addition, due to the extensive time needed to develop, test and obtain regulatory approval for our products , any patents that protect our products may expire early during commercialization. This may reduce or eliminate any market advantages that such patents may give us. Following patent expiration, we may face increased competition through the entry of competing products into the market and a subsequent decline in market share and profits.

We have granted, and may in the future grant, to third parties licenses to use our intellectual property. Generally, other than the licenses granted to Galderma and Searchlight, these licenses have granted rights to commercialize products outside the pharmaceutical field or to technology we no longer use or to otherwise use our intellectual property for a limited purpose outside the scope of our business interests. For example, in August 2013 we entered into an assignment agreement with Medicis Pharmaceutical Corporation (“Medicis”), according to which Medicis assigned to us its entire interest in one of the patents upon which we rely for  Twyneo for the treatment of acne. As part of this assignment agreement, we granted to Medicis a non-exclusive, transferable, sub-licensable, royalty-free, perpetual, license to practice the inventions claimed under the patent.

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

Legal proceedings or third-party claims of intellectual property infringement and other challenges may require us to spend substantial time and money and could prevent us from developing or commercializing our products.

The development, manufacture, use, offer for sale, sale or importation of our products may infringe on the claims of third-party patents or other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. Therefore, there is a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Any claims of patent infringement, even those without merit, could: be expensive and time consuming to defend; cause us or our partners to cease making, licensing or using products that incorporate the challenged intellectual property; require us or our partners to redesign, reengineer or rebrand our products and product candidates, if feasible; cause us to stop from engaging in normal operations and activities, including developing and marketing our products and product candidates; and divert management’s attention and resources. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we or our partners will be able to manufacture, use, offer for sale, sell or import our products in the event of an infringement action.

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

In addition, because of our developmental stage, claims that our products infringe on the patent rights of others are more likely to be asserted after commencement of commercial sales incorporating our technology.

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

Although we believe that we and our partners take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us or our partners of the rights to the ideas, developments, discoveries and inventions of our or our partners' employees and consultants while we or our partners employ them, the agreements can be difficult and costly to enforce. Although we seek to obtain these types of agreements from our contractors, consultants, advisors and research collaborators, to the extent that employees and consultants utilize or independently develop intellectual property in connection with any of our projects, disputes may arise as to the intellectual property rights associated with our products. If a dispute arises, a court may determine that the right belongs to a third party. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:

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

In the United States, we or our partners have filed and may in the future file NDAs for our product candidates for approval under Section 505(b)(2) of the FDCA. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies that were not conducted by, or for, the applicant and on which the applicant has not obtained a right of reference. To date we have filed two NDAs under this section. In October 2020, we submitted an NDA for marketing approval for Twyneo, which was granted by the FDA, and in June 2020, we submitted an NDA for marketing approval for Epsolay, which was granted by the FDA.  Both of these NDA’s were accepted for filing by the FDA. The FDA granted marketing approval for Twyneo in July 2021, and for Epsolay in April, 2022.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against this terrorist organization commenced in parallel to its continued rocket and terror attacks. Moreover, the clash between Israel and Hezbollah in Lebanon may escalate in the future into a greater regional conflict.  Additionally, Yemeni rebel group, the Houthis, launched series of attacks on global shipping routes in the Red Sea, causing disruptions of supply chain. These geopolitical developments may adversely affect our ability to continue carrying out various administrative, research, operational and commercial functions and activities both in Israel and globally.

We currently do not anticipate any material risk to the Company resulting from the war.  Other than SGT-210, which is manufactured in Israel and has not been impacted, all of the drug production for our products and investigational drug products has either been completed or is conducted outside of Israel. In addition, the Phase III clinical trial for SGT-610 is being conducted in the U.S. and Europe and while our Phase 1 clinical study of SGT-210 is expected to be conducted in Israel, we currently do not expect a delay or disruption of this trial as a result of the recent war. A delay or disruption in our Phase 1 trial of SGT-210 could impact the value of our securities and require us to raise additional capital. If we are unable to do so on terms acceptable to us, we may be required to reduce our operating expenses and limit our product development activities.  See “- We may need substantial additional funding to pursue our business objectives. If we are unable to raise capital when needed, we could be forced to curtail our planned operations and the pursuit of our growth strategy. Additionally, we cannot guarantee that the war will not deter potential investors from investing in Israeli companies such as ours, which could in turn affect our business, operating results and financial condition. It is currently not possible to predict the duration or severity of the ongoing conflict or its effect on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among other possible effects.

In addition, as a result of the war, the international rating agency, Moody’s, has cut Israel's credit rating from A1 to A2 and has also lowered Israel's outlook from stable to negative, stating that it sees a possible further downgrade in the future. Lowered credit rating of Israel could materially impact our ability to raise capital and ability to secure loans, if needed, in each case on reasonable terms.

The political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could result in damage to our facilities and likewise have a material adverse effect on our business, operating results and financial condition. Furthermore, prior to Hamas attack in October 2023  the Israeli government p extensive changes to Israel’s judicial system which sparked extensive political debate and unrest. In response to the foregoing, individuals, organizations and institutions, both within and outside of Israel, voiced concerns that the proposed changes may negatively impact the business environment in Israel. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors. Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit our ability to sell Twyneo, Epsolay and our product candidates, if approved, to customers in those countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Similarly, Israeli corporations are limited in conducting business with entities from several countries. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Exchange rate fluctuations between the U.S. dollar, the New Israeli Shekel and other foreign currencies, may negatively affect our future revenues.

In the future, we expect that a substantial portion of our revenues will be generated in U.S. dollars, Euros and other foreign currencies, although we currently incur a significant portion of our expenses in currencies other than U.S. dollars, and mainly in NIS. Our financial records are maintained, and will be maintained, in U.S. dollars, which is our functional currency. As a result, our financial results may be affected by fluctuations in the exchange rates of currencies in the countries in which Twyneo, Epsolay or our prospective product candidates, if approved, may be sold.

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

We have received royalty-bearing grants from the government of Israel through the National Authority for Technological Innovation, or the Israel Innovation Authority, also known as the IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS), for the financing of a portion of our research and development expenditures in Israel. These IIA grants relate to a peripheral line of product candidates which forms a negligible part of our activities. We are required to pay the IIA royalties from the revenues generated from the sale of products (and related services) developed (in all or in part), directly or indirectly, using the IIA grants we received as part of  a research and development program funded by the IIA, or the Approved Program, (at rates which are determined under the IIA rules), up to the aggregate amount of the total grants received by the IIA, plus Annual Interest for a File (as defined under the IIA's rules). As we received grants from the IIA, we are subject to certain restrictions under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, or the Innovation Law, the regulations promulgated thereunder and the IIA's rules and guidelines. These restrictions may impair our ability to perform or outsource manufacturing of IIA funded products outside of Israel, granting licenses for R&D purposes or otherwise transfer outside of Israel the know-how resulting, directly or indirectly, in whole or in part, in accordance with or as a result of, research and development activities made according to an Approved Program, as well as any rights associated with such know-how (including later developments, which derive from, are based on, or constitute improvements or modifications of such know-how), or the IIA Funded Know-How.

The restrictions under the IIA’s rules and guidelines continue to apply even after payment to the IIA of the full amount of royalties payable pursuant to the grants. In addition, the IIA may from time to time audit sales of products which it claims incorporate IIA Funded Know-How and this may lead to additional royalties being payable on additional product candidates, and may subject such products to the restrictions and obligations specified hereunder. Following an audit conducted by the IIA, the IIA confirmed to us that products based on encapsulation technology of solid material are exempt from royalty payment obligations to the IIA. Twyneo and Epsolay fall within the category of products based on encapsulation technology of solid material. However, there can be no guarantee that the IIA will not in the future attempt to claim royalties with respect to these products, or that future products will not be subject to royalties.

These restrictions may impair our ability to perform or outsource manufacturing rights of IIA funded products outside of Israel, or otherwise transfer or license for R&D purpose our IIA Funded Know-How in and outside of Israel without the approval of the IIA, and we cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of IIA Funded Know-How pursuant to a merger or similar transaction, or in the event we undertake a transaction involving the licensing of IIA Funded Know-How for R&D purposes to a non-Israeli entity, the consideration available to our shareholders may be reduced by the amount we are required to pay to the IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with certain requirements under the IIA’s rules and guidelines and the Innovation Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as may expose us to criminal proceedings.

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

We have entered into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created during and as a result of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patents Law, 5727-1967, or the Patents Law, inventions conceived by an employee during the scope of his or her employment with a company and as a result thereof are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no agreement between an employer and an employee with respect to the employee’s right to receive compensation for such “service inventions,” the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patents Law, has the authority to determine whether the employee is entitled to remuneration for service inventions developed by such employee and the scope and conditions for such remuneration. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law. Although our employees have agreed to assign to us service invention rights and have waived their right to receive remuneration for their service inventions, as a result of uncertainty under Israeli law with respect to the efficacy of waivers of service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

Our success largely depends on the skill, experience and effort of our senior management. The loss of the service of any of these persons, including the chairman of our board of directors, Mr. Moshe Arkin, and our chief executive officer, Dr. Alon Seri-Levy, would likely result in a significant loss in the knowledge and experience that we possess and could significantly delay or prevent successful product development and other business objectives. There is intense competition from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions, seeking to employ qualified individuals in the technical fields in which we operate, and we may not be able to attract and retain the qualified personnel necessary for the successful development and commercialization of our products.

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

M. Arkin Dermatology Ltd. (“Arkin Dermatology) is currently our controlling shareholder. As of March 1, 2024, Arkin Dermatology, and its sole beneficial owner, Mr. Moshe Arkin, collectively beneficially owned approximately 58% of the voting power of our outstanding ordinary shares. Therefore, Arkin Dermatology has the ability to substantially influence us and exert significant control through this ownership position. For example, Arkin Dermatology is able to control elections of directors, amendments of our organizational documents, and approval of any merger, amalgamation, sale of assets or other major corporate transaction. Arkin Dermatology’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as it continues to own a significant amount of our equity, Arkin Dermatology will continue to be able to strongly influence and significantly control our decisions.

We are a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

As a result of the number of shares owned by Arkin Dermatology, we are a “controlled company” under the Nasdaq corporate governance rules. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. Pursuant to the “controlled company” exemption, we are not required to, and do not  comply with, the requirement that a majority of our board of directors consist of independent directors and we are not required to, and do not currently comply with, the requirement that we have a nominating committee composed entirely of independent directors with a written charter addressing such committee’s purpose and responsibilities.  Accordingly, you do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Global Market.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

As of March 1, 2024, there were 27,857,620 ordinary shares outstanding. Future sales by us or our shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of the ordinary shares listed for trading are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, we have filed a registration statements on Form S-8 with the Securities and Exchange Commission, or the SEC, covering all of the ordinary shares issuable under our 2014 Share Incentive Plan, and we intend to file one or more registration statements on Form S-8 covering all of the ordinary shares issuable under  any other equity incentive plans that we may adopt, and such shares will be freely transferable, except for any shares held by “affiliates,” as such term is defined in Rule 144 under the Securities Act. Upon the filing of the registration statements, the number of ordinary shares that are potentially available for sale in the open market will increase materially, which could make it harder for the value of our ordinary shares to appreciate unless there is a corresponding increase in demand for our ordinary shares. This increase in available shares could result in the value of your investment in our ordinary shares decreasing.

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

Arkin Dermatology, our controlling shareholder, as holder of 16,154,564 of our ordinary shares as of March 1, 2024, is entitled to require that we register under the Securities Act the resale of these shares into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “Item 7.B — Related Party Transactions — Registration Rights Agreement”.

Our Outstanding Warrants are exercisable for our ordinary shares, which will increase the number of ordinary shares eligible for future resale in the public market and result in dilution to our shareholders.

As of March  1, 2024, we had 4,560,000 outstanding warrants to purchase an aggregate of 4,560,000 ordinary shares. All warrants are exercisable at any time before January 27, 2028, subject to certain limitations and exceptions. The  exercise price of the warrants is $5.85 per ordinary share, which is above the current market price of our ordinary share, which was $$1.13  per share based on the closing price of the ordinary shares on Nasdaq on March 1, 2024.  The likelihood that the holders of our warrants will exercise their warrants, and the amount of any cash proceeds that we would receive upon such exercise, is dependent upon the market price of the ordinary shares. To the extent that our outstanding warrants are exercised, additional shares of the ordinary shares will be issued, which will result in dilution to our shareholders and increase the number of shares of the ordinary shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such outstanding warrants may be exercised could adversely affect the market price of the ordinary shares. However, there is no guarantee that our outstanding warrants will be in the money prior to their respective expirations, and as such, they may expire worthless.

We have broad discretion as to the use of the net proceeds from our public offerings and may not use them effectively.

We used the net proceeds from our public offering in January 2023 (and concurrent private placement) to fund the acquisition of SGT-610. The remaining proceeds will be used for other research and development activities, as well as for working capital and general corporate purposes. However, our management has broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from such offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income.

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

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

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

 We believe that we were a passive foreign investment company for U.S. federal income tax purposes for our 2023 taxable year, which could result in materially adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares or warrants.

           A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income (such as interest income); or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to cash or other assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ordinary shares, based on the value and composition of our assets for our 2023 taxable year (including, in particular, the size of our cash and other passive assets) and the changes in the market price of our ordinary shares during our 2023 taxable year, we expect that we will be treated as a PFIC for U.S. federal income tax purposes for our 2023 taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or under proposed regulations, our warrants, the U.S. Holder may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements.

For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see “Item 10. Additional Information — U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.”

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

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information, preclinical and clinical trial data and personal information of our employees and contractors, or collectively, Confidential Information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such Confidential Information.

Despite the implementation of security measures, our information technology systems, and those of third parties on which we rely, are vulnerable to attack, damage and interruption from computer viruses, malware (e.g. ransomware), misconfigurations, bugs or other vulnerabilities,  malicious code, natural disasters, terrorism, war, telecommunication and electrical failures, cyberattacks, hacking, phishing attacks and other social engineering schemes,  employee theft or misuse, human error, fraud, denial or degradation of service attacks and, sophisticated nation-state and nation-state-supported actors.

The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. There can also be no assurance that our and our third-party service providers’, strategic partners’, contractors’, consultants’, CROs’ and collaborators’ cybersecurity risk management program and processes, including policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems, networks and Confidential Information.

We and certain of our service providers are from time to time subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations or the operations of our partners and service providers, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate access to or disclosure of Confidential Information, the costs associated with the investigation, remediation and potential notification of the breach to counter-parties and data subjects could be material, we could be subject to regulatory investigations and enforcement actions including fines and penalties, we could incur material legal claims and liability (including class actions), we could suffer damage to our reputation, and the further development of our product candidates could be delayed. Further, our insurance coverage may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

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

•
delays in entering into strategic relationships with respect to the commercialization of Twyneo and Epsolay outside the U.S. and Canada or with respect to the development and/or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;

•	technological innovations or commercial product introductions by us or competitors;

•	changes in government regulations;

•	developments concerning proprietary rights, including patents and litigation matters;

•	public concern relating to the commercial value or safety of any of our products;

•	financing or other corporate transactions;

•	publication of research reports or comments by securities or industry analysts;

•	general market conditions in the pharmaceutical industry or in the economy as a whole; or

•	other events and factors, many of which are beyond our control.

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

As a public company whose ordinary shares are listed in the United States, we have been incurring and will continue to incur accounting, legal and other expenses that we did not incur as a private company, including costs associated with our reporting requirements under the Exchange Act. We also have incurred and anticipate that we will continue to incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and The Nasdaq Global Market, and provisions of Israeli corporate law applicable to public companies. These rules and regulations increase our legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and make some activities more time-consuming and costly. Our board and other personnel need to devote a substantial amount of time to these initiatives. Due to developments with respect to these rules from time to time, we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Due to our current ‘public float’ we are eligible to take advantage of an exemption from the requirement to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management is required to report on the effectiveness of our internal control over financial reporting. In addition, once our public float exceeds $75 million, we will lose the ability to rely on the exemptions related thereto discussed above, and our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404. The process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2023, our internal control over financial reporting was effective, we cannot predict the outcome of this determination in future years and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

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

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2023, our internal control over financial reporting was effective, we cannot predict the outcome of our testing or any subsequent testing by our auditor in future periods.  Any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information and affect our reputation, which could have a negative effect on the trading price of our ordinary shares.

Our management will be required to assess the effectiveness of our internal controls and procedures and disclose changes in these controls on an annual basis. However,  for so long as we have a   ‘public float’ of less than $75 million on the last trading day of our second fiscal quarter, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

Our capital expenditures for the years ended December 31, 2021, 2022 and 2023 were approximately $143, $171 and $134 respectively. Our current capital expenditure involves equipment and leasehold improvements.

 B.           Business Overview

Our Company

Sol-Gel is an innovative dermatology company with a successful track record of two NDA approvals and an advanced pipeline of product candidates being developed for orphan indications. Sol-Gel successfully developed pioneer topical drugs Twyneo and Epsolay, respectively approved for the treatments of acne and inflammatory lesions of rosacea. Since 2022, both products have been marketed in the U.S. by our U.S. commercial partner, Galderma. In terms of our proprietary assets in development, we are developing topical patidegib (SGT-610) for prevention of BCC in  Gorlin syndrome patients  and topical erlotinib (SGT-210) for the treatment of rare hyperkeratinization disorders.

Products and Pipeline

We are a dermatology company leveraging innovative approaches to develop pioneering treatments for patients with severe skin conditions, conducting a Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome, and with two approved large-category dermatology products, Twyneo and Epsolay.

Our current product candidate pipeline includes SGT-610 (Patidegib Topical Gel), a new chemical entity hedgehog signaling pathway blocker, for the chronic use and prevention of new BCC in Gorlin syndrome patients, and the topical drug candidate SGT-210 for the treatment of rare hyperkeratinization disorders such as Darier ,PC , PPK, Olmsted,  etc..

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

In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo, and,  Epsolay. In June 2023, we entered into two exclusive license agreements with Searchlight pursuant to which  Searchlight has the exclusive right, and is responsible for, all regulatory and commercial activities for Twyneo and Epsolay in Canada, over a fifteen-year term that is renewable for subsequent five-year periods.

The following chart represents our current approved products and candidate pipeline.

 We are developing the new chemical entity SGT-610 (Patidegib Topical Gel), a hedgehog signaling pathway blocker, for the chronic use and prevention of new BCC in Gorlin syndrome patients. Gorlin syndrome is a rare disease with no therapies approved by the FDA or the EC for this disease. SGT-610 is aimed to prevent new BCCs in adults with Gorlin syndrome without systemic adverse events. We believe it has the potential to be the first drug approved for the treatment of Gorlin syndrome patients. SGT-610 has been granted Orphan Drug Designation by the FDA and the EC as well as Breakthrough Designation by the FDA. If approved by the FDA, SGT-610 has the potential to generate, at peak, annual net sales in excess of $300 million (based in part on independent sources and also based on our good faith estimates). Although we believe such data and estimate to be reliable, it involves a number of assumptions and limitations, including without limitations the number of patients, the penetration level of the treatment, and the expected treatment annual price.

On November 30, 2023 we announced that we have begun screening patients for our Phase 3 study. In the patidegib’s seller, PellePharm Inc. (“PellePharm”) study the SGT-610 arm was found to be as tolerable as the vehicle and the significant adverse events commonly seen with oral hedgehog inhibitors were not observed. Our clinical study includes essential modifications to the former Phase 3 study conducted by PellePharm. We have refined screening criteria in order to enroll subjects with more severe disease at baseline reflected in a higher baseline number of facial BCC lesions. This refinement may help to better demonstrate the preventive effect of our medication candidate. We are also pre-screening patients for a specific genetic mutation associated with Gorlin syndrome that is considered relevant for HH inhibitors. In an effort to increase patient study compliance we reduced the number of study visits over the 12 months of treatment. We plan to conduct the Phase 3 study to investigate SGT-610 in approximately 140 subjects at approximately 40 experienced clinical centers in North America, United Kingdom and Europe. We currently expect results of our Phase 3 study by the end of 2025.

The rights to SGT-610 were purchased on January 30, 2023, pursuant to an asset purchase agreement with PellePharm, dated January 23, 2023.

Under the terms of the agreement upon closing of the transaction, we paid an upfront payment of $4 million to PellePharm, and the remaining principal amount outstanding of $0.7 million has not been transferred as of the issuance date of this report. We are also required to pay:

•	up to $6 million in total development and NDA acceptance milestone payments;

•	up to $64 million in commercial milestone payments, which amount increases to $89 million when sales exceed $500 million; and

•	single digit royalties, which increase to double digit royalties when sales exceed $500 million.

SGT-210 (erlotinib) is a topical drug candidate for the treatment of rare hyperkeratinization disorders. Erlotinib is a tyrosine kinase receptor inhibitor which acts on the epidermal growth factor receptor, a protein expressed on the surface of cells, whose job is to help cells grow and divide. Published clinical research has shown that orally administered erlotinib improved the quality of life of pachyonychia congenita patients but was associated with significant adverse events, while topically applied erlotinib, 0.2%, failed to display significant improvement1. Sol-Gel’s scientists have developed a topical product with a significantly higher concentration of erlotinib than that which was reported to be inefficient.  SGT-210 is expected to treat rare hyperkeratinization disorders with limited  adverse events caused by oral erlotinib. Our Phase-1 study has been completed, with results supporting further development of this product candidate. We expect to initiate a phase 1 clinical trial for an indication within the hyperkeratinization disorders during H1 2024.

Twyneo, is a once-daily, non-antibiotic topical cream,  containing a fixed-dose combination of encapsulated benzoyl peroxide, or E-BPO, and encapsulated tretinoin for the treatment of acne. Acne is one of the three most prevalent skin diseases in the world and is the most commonly treated skin disease in the United States. According to the American Academy of Dermatology, acne affects approximately 40 to 50 million people in the United States, of which approximately 10% are treated with prescription medications. Tretinoin and benzoyl peroxide, the two active components in Twyneo, are both widely-used therapies for the treatment of acne that historically have not been conveniently co-administered due to stability concerns.  Twyneo was approved for marketing by the FDA in July 2021 in the United States and was licensed in the United States exclusively to Galderma in June 2021, and in Canada exclusively to Searchlight in June 2023.

Epsolay, is a once-daily topical cream containing 5% encapsulated benzoyl peroxide, that we have developed for the treatment of inflammatory lesions of rosacea in adults. Rosacea is a chronic skin disease characterized by facial redness, inflammatory lesions, burning and stinging. According to the U.S. National Rosacea Society, approximately 16 million people in the United States are affected by rosacea. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne, except that comedowns are absent, and patients may report associated burning and stinging sensations. Current topical therapies for subtype II rosacea are limited due to tolerability concerns. For example, BPO, a common therapy for acne, is not used for the treatment of subtype II rosacea due to side effects. As encapsulated BPO, Epsolay is designed to redefine the standard of care for the treatment of subtype II rosacea.  Epsolay, is the first product containing BPO that is marketed for the treatment of subtype II rosacea. Epsolay was approved for marketing by the FDA in April 2022  and was licensed in the United States exclusively to Galderma in June 2021 and in Canada exclusively to Searchlight in June 2023.

We are also currently developing a generic program in collaboration with Padagis, by assignment from Perrigo. Under the terms of the agreement with Padagis, we received $21.5 million over 24 months, in lieu of our share in ten generic programs, two of which were approved by the FDA and eight of which remain unapproved.

In June 2021, we entered into two exclusive license agreements with Galderma, pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo and Epsolay, including promotion and distribution, and we were responsible for obtaining all regulatory approvals of the products in the United States, which we completed in July 2021 and April 2022, respectively. Each of the license agreements has a term of five years from the date of Galderma’s first commercial sale of the applicable product in the United States. The license agreements provide that Galderma is responsible for all filings and communications with regulatory authorities in the U.S. until expiration of the applicable license agreement. In connection with the licenses, we and Galderma have entered into a three-party supply agreement with Douglas Manufacturing Limited, which will supply Galderma the Twyneo product, and Galderma entered into a supply agreement with a third party for the supply of the Epsolay product.  In consideration for the grant of such rights, Galderma has paid us $11 million in upfront payments and regulatory approval milestone payments. We are also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.

In June 2023, we entered into exclusive license agreements with Searchlight, a private Canadian specialty pharmaceutical company, pursuant to which Searchlight has the exclusive right, and is responsible for all commercial activities for Twyneo and Epsolay in Canada, over a fifteen-year term that is renewable for subsequent five-year periods. Searchlight will be responsible for obtaining and maintaining ay regulatory approvals required to market and sell the drugs in Canada with support from us. In consideration for the grant of such rights, we will receive up to $11 million in potential upfront payments and regulatory and sales milestones for both drugs, combined. In addition, we will be entitled to royalty percentages of all Canadian net sales ranging from low-double-digits to high teens.

Our Products

SGT-610 for Gorlin Syndrome

We are developing SGT-610 for chronic use in Gorlin syndrome patients to reduce the significant tumor burden of persistently developing basal cell carcinomas (BCCs) with a minimum systemic tolerability side effects seen with and approved oral formulations of Hedgehog (HH) pathway inhibitors. SGT-610 has been granted Orphan Drug Designation by the FDA and the EC, as well as Breakthrough Therapy Designation by the FDA. Both FDA and the European Medicines Agency (EMA) have agreed that a single pivotal Phase 3 study may be used for the approval of this investigational drug. If approved by the FDA, SGT-610 has the potential to generate, at peak, annual net sales in excess of $300 million (based on good faith estimates derived from our knowledge and based in part on independent sources). Although we believe such data and estimate it to be reliable, it involves a number of assumptions and limitations, including without limitation the number of patients, the penetration level of the treatment, and the expected treatment annual price.

On November 30, 2023, we announced that we began screening patients for our Phase 3 study.  In PellePharm’s study the SGT-610 arm was found to be as tolerable as the vehicle and the significant adverse events commonly seen with oral hedgehog inhibitors were rarely observed.

Our clinical study includes essential modifications to the former Phase 3 study conducted by patidegib’s seller, PellePharm. We refined screening criteria in order to enroll subjects with a more severe disease at baseline reflected in a higher baseline number of facial BCC lesions. This refinement may help to better demonstrate the preventive effect of our medication candidate. We are also screening patients for a specific genetic mutation associated with Gorlin syndrome that is considered relevant for HH signaling pathway. In an effort to increase patient study compliance we reduced the number of study on site visits over the 12 months of treatment. We will conduct the Phase 3 study to investigate SGT-610 in approximately 140 subjects  at approximately 40 experienced clinical centers in North America, United Kingdom and  Europe. We currently expect results of our Phase 3 study by the end of 2025.

Basal Cell Carcinomas

Basal cell carcinomas, BCCs are the most common of human cancers, occurring in an estimated 2 to 3 million Americans each year. The overwhelming majority of BCCs occur at a low tempo with a strong predilection for sun exposed skin sites in persons of Northern European descent who have had excessive sun exposure. They are most commonly seen starting in the fourth decade of life. Some patients develop BCCs at a higher tempo and often at a younger age. They are referred to as having High Frequency BCC (HF-BCC). These include patients with rare genetic BCC syndromes that have been well characterized along a spectrum of severity and frequency of BCC formation. Gorlin syndrome is the most common of these rare conditions. More recently, a subset of patients with HF-BCC has been identified who develop multiple BCCs throughout life at an unusually high frequency, but who do not qualify for a diagnosis of Gorlin syndrome. This patient population is referred to as non Gorlin high frequency basal cell carcinoma.

Gorlin Syndrome

Gorlin syndrome is a rare disease with no therapies currently approved by the FDA or the EC for this disease.  Gorlin syndrome affects approximately 1 in 31,000 people and is an autosomal dominant genetic disorder, mostly caused by inheritance of one defective copy of the tumor suppressor gene PTCH1. The PTCH1 gene blocks the SMO gene, turning off the hedgehog signaling pathway when it is not needed.  However, mutations in PTCH1 may cause loss of PTCH1 function, release of SMO, and may allow BCC tumor cells to divide uncontrollably. Gorlin syndrome is also called nevoid BCC syndrome because approximately 90% of individuals with this syndrome develop multiple BCCs, ranging from a few to many thousands of lesions during a patient’s lifetime. Gorlin syndrome patients are also susceptible to many abnormalities, including, most frequently, palmar and plantar pits and jaw cysts, and, most devastatingly, medulloblastomas.  We estimate that there are approximately 17,000 Gorlin syndrome patients with multiple BCCs worldwide. Painful surgical excision is currently the treatment of choice for BCCs.  However, as multiple BCCs continue to evolve, repeated surgical intervention becomes practically impossible, which makes the prevention of the development of new BCCs a critical treatment consideration.  Patidegib, the active substance in SGT-610, is designed to block the SMO signal, thus allowing cells to function normally and reduce production of new tumors.

Current Treatment Options for Gorlin Syndrome

In general, patients with Gorlin syndrome have their BCCs treated as they become problematic, such as when the BCCs present a risk of invasion of vital structures on the face such as eyes, nose, or ears, or become large enough off the face that they are uncomfortable, bleed, etc. Patients with Gorlin syndrome are typically never free of BCCs. Although currently available oral drug treatments can produce partial or complete clinical clearing, once the drug is stopped the BCCs recur.

Topical Treatment: Several topically-applied drugs are used in the treatment of BCCs, in particular imiquimod and 5-fluorouracil. Based on clinical trials performed both of these topical products can cure approximately 80% of the superficial subtype of BCCs, most of which generally occur off the face. However, clinical trials demonstrate that these treatments generally are not useful against nodular BCCs, which are the more prevalent subtype, especially on the face. In addition, clinical trials show that both typically cause significant inflammation at sites of application, which render them inadequate for the long-term management of a chronic condition.

Retinoid Treatment: Oral retinoid treatment of patients with Gorlin syndrome can reduce the rate of development of BCCs, but based on clinical trials is does so only at a dose that usually produces intolerable side effects.

Oral HH Inhibitors: With identification of uncontrolled HH signaling as the driving molecular abnormality in all BCCs, several anti-HH drugs have been developed for oral treatment of BCCs, and two of these - vismodegib and sonidegib  - have been approved for systemic treatment of advanced BCCs defined as BCCs whose surgical excision likely would produce unsatisfactory results (i.e. “locally advanced”) or those which have become metastatic. Clinical trials demonstrate that approximately 50% of such advanced BCCs fail to respond initially, frequently due to mutations in the SMOOTHENED (SMO) gene, which encodes the protein to which these HH inhibitor drugs bind. Clinical trials further evidence that of those that do respond, a significant proportion develop secondary resistance, often due to mutations in the drug binding pocket of the SMO protein.

Vismodegib has been studied for efficacy against BCCs in patients with Gorlin syndrome and has demonstrated a combined result of shrinkage of existing BCCs and prevention of the development of new BCCs as long as patients continue to take vismodegib. However, clinical trials show that most patients discontinue vismodegib because of class-specific side effects that affect their quality of life. Clinical trials demonstrate that oral HH inhibitors have a poor long-term safety and tolerability record for a chronic condition due to unacceptable side effects such as loss of hair, sense of taste, and weight; fatigue; and intense muscle cramps. The severity of the adverse events (AEs) associated with vismodegib is illustrated by the fact that 54% of patients with Gorlin syndrome in an oral vismodegib clinical trial discontinued treatment because of adverse effects despite clear efficacy against their BCCs.

Surgical Treatment of BCCs: Given the lack of alternate treatment options, patients who develop a high rate of BCCs often need surgery for their chronic tumors. However, studies show that surgery has significant morbidity (e.g., scarring, disfigurement, functional loss of eyelid, nose, ear) and multiple surgeries may lead to psychological distress of the patient. The number of surgically eligible BCCs and specifically, the chronic surgical intervention, constitutes a significant burden of disease in patients with Gorlin syndrome.

Twyneo for Acne

Using our proprietary, silica-based microencapsulation technology platform, we developed Twyneo to become a preferred treatment for acne by dermatologists and their patients.

Twyneo is a novel, once-daily, non-antibiotic topical cream containing a fixed-dose combination of encapsulated benzoyl peroxide and encapsulated tretinoin that we developed for the treatment of acne. Studies have shown that benzoyl peroxide and tretinoin are effective in treating acne as monotherapies; moreover, according to an article in the American Academy of Dermatology (2009), dermatologists recommend combining the two monotherapies as a first-line approach for acne, but a drug-drug interaction that causes the degradation of tretinoin has previously prohibited the development of a combination therapy. By encapsulating the two agents separately through the use of our technology platform, Twyneo is designed to be a fixed-dose combination that otherwise would not be stable. Similar to other combination drug products, such as clindamycin and benzoyl peroxide, Twyneo is required to be kept refrigerated throughout the supply chain and then stored in ambient conditions upon its distribution to patients. Pre-clinical data suggests that Twyneo may be more tolerable than generic tretinoin gel 0.1% and Epiduo, a branded fixed-dose combination of benzoyl peroxide and adapalene, without a corresponding loss in efficacy. In addition, Epiduo and its successor Epiduo Forte contain adapalene as opposed to tretinoin, which is widely considered to be more effective than adapalene, but generally causes greater irritation. In the U.S. Twyneo competes directly with Winlevi, Aklief, Epiduo, Epiduo Forte and Cabtreo. On December 30, 2019, we announced top-line results from two pivotal Phase 3 clinical trials evaluating Twyneo for the treatment of acne. Twyneo met all co-primary endpoints in both Phase 3 trials. The Phase 3 program enrolled an aggregate of 858 patients aged nine and older in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Twyneo demonstrated statistically significant improvement in each of the co-primary endpoints of (1) the proportion of patients who succeeded in achieving at least a two grade reduction from baseline and Clear (grade 0) or Almost Clear (grade 1) at Week 12 on a 5-point Investigator Global Assessment (IGA) scale, (2) an absolute change from baseline in inflammatory lesion count at Week 12, and (3) and an absolute change from baseline in non-inflammatory lesion count at Week 12. In addition, Twyneo was found to be well-tolerated. Twyneo was approved for marketing by the FDA in July 2021.

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

•
Topical prescription combination products such as combinations of BPO/adapalene, BPO/clindamycin, BPO/adapalene/clinidamycin, BPO/erythromycin and clindamycin/tretinoin. These target multiple components that contribute to the development of acne, though topical side effects are common.

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

Epsolay for Subtype II Rosacea

Epsolay Overview

Epsolay is a once-daily investigational topical cream containing 5% encapsulated benzoyl peroxide that we have developed for the treatment of papulopustular (subtype II) rosacea. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne, except that comedones are absent, and patients may report associated burning and stinging sensations. In the U.S. Epsolay competes directly with Soolantra. We utilized the FDA’s 505(b)(2) regulatory pathway in seeking approval of Epsolay in the United States. On July 8, 2019, we announced positive top-line results from our Phase 3 program evaluating Epsolay.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Epsolay demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the Investigator Global Assessment (IGA) relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay was found to be well- tolerated. On February 12, 2020, we announced positive topline results from our open-label, long-term safety study, evaluating Epsolay for a treatment duration up to 52 weeks.  Epsolay was approved by the FDA in April 2022.

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

Our Solution for Subtype II Rosacea — Epsolay

Benzoyl peroxide is approved by the FDA for the treatment of acne and is widely considered to be safe and effective. Previously, there was no benzoyl peroxide product  approved for the treatment of rosacea as a result of potential tolerability issues, despite clinical studies showing that treatment with benzoyl peroxide could be efficacious. According to a published study, benzoyl peroxide was found to be an effective treatment for rosacea but caused irritation. Using our proprietary, silica-based microencapsulation technology platform, we believe our Epsolay treatment of papulopustular (subtype II) rosacea can improve on current subtype II rosacea treatments in the following ways:

•
Epsolay creates a silica-based barrier between benzoyl peroxide crystals and the skin and, as a result, can reduce irritation typically associated with topical application of benzoyl peroxide, increasing the potential for more tolerable application to rosacea-affected skin.

•	Epsolay’s release of the drug can reduce irritation while maintaining efficacy.

Epsolay is an innovative topical cream, and the first FDA approved product containing benzoyl peroxide for the treatment of subtype II rosacea.

SGT-210 for Hyperkeratinization Disorders

We are developing SGT-210 for the treatment of rare hyperkeratinization disorders, such as Darier, PC, PPK, Olmsted, etc. a group of skin conditions characterized by thickening of the skin. SGT-210 is designed to be used alone or in combination for the treatment of hyperproliferation and hyperkeratinization disorders. On January 2, 2020, we announced the initiation of a Phase 1 clinical study of SGT-210 in patients with palmoplantar keratoderma. The Phase 1 concept study SGT-84-01 is a single-center, single-blinded, vehicle-controlled study designed to evaluate the bioavailability, safety and tolerability of SGT-210 as well as inform on potential efficacy. During the third quarter of 2021, we reported that the study with respect to six (6) palmoplantar keratoderma (PPK) patients has been completed and indicated modest improvement and a favorable safety results. Two elevated concentrations of  topical erlotinib were investigated in MUSE –PK  Phase I study on healthy volunteers initiated in December 2022. The study was finalized by second quarter of 2023, where topical erlotinib was generally safe and well tolerated and minimal absorbance regardless of its concretion was observed. We believe these results support further development of this product candidate. We expect to initiate a phase 1 clinical trial for an indication within the hyperkeratinization disorders during H1 2024.

Generic Drug Product Candidate

In addition to our investigational product candidates, we are also currently developing a generic topical dermatological product candidate in collaboration with Padagis by assignment from Perrigo. Padagis has significant experience in the development of generic drugs.

We previously had collaboration arrangements with Perrigo to develop a portfolio of 11 generic topical dermatological product candidates. In November 2021, we announced that we had signed an agreement with Padagis, pursuant to which we sold our rights related to 10 generic collaborative agreements between the parties. Under the terms of this agreement with Padagis, effective as of we received $21.5 million over 24 months, in lieu of our share in the ten generic programs, two of which were approved by the FDA, and eight of which are unapproved.  Pursuant to the agreement, effective as of November 1, 2021, we ceased paying any outstanding and future operational costs related to these 10 collaborative agreements.

We currently have one active collaboration agreement with Padagis for the development, manufacturing and commercialization of a generic program.  Under this agreement, Padagis will conduct the regulatory (if relevant), scientific, clinical and technical activities necessary to develop the generic product candidate and seek regulatory approval with the FDA for this generic product candidate. If approved by the FDA, Padagis has agreed to commercialize the generic product candidate in the United States.  We and Padagis will share the development costs and the gross profits generated from the sales of the generic product candidate, if approved by the FDA.

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

Intellectual Property

Our intellectual property and proprietary technology are directed to the development, manufacture and sale of our products. We seek to protect our intellectual property, core technologies and other know-how, through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others.

We will be able to protect our technology from unauthorized use by third parties only to the extent it is covered by valid and enforceable patents or is effectively maintained as trade secrets. Patents and other proprietary rights are an essential element of our business. If any of the below described applications are not approved, or any of the below described patents are invalidated, deemed unenforceable or otherwise successfully challenged, such loss would have a material effect on the commercialization of Twyneo, Epsolay, our investigational product candidates (once approved), if approved, and our future prospects.

Our patent portfolio that is directed to  Twyneo, Epsolay and our other investigational product candidates includes 158 patents and patent applications and claims processes for manufacture (including silica microencapsulation platform and other technologies), formulations, composition of matter, and methods of use. Of these 158 patents and patent applications, 97 are granted patents (23 in the United States and 74 in other countries) and 61 are pending applications (39 in the United States and 22 in other countries).

              For SGT-610, we have one not yet published international application  that refers to a method of treatment with SGT-610, and one pending application in the United States that refers to a method of treatment with SGT-610 for a period of more than 12 months; and we purchased from PellePharm 3 granted patents in the US (with a term until 2036), 2 granted patents in South Africa, and granted patents in Israel, Japan, Mexico, Canada, Brazil, and Australia and  pending applications in Chile, Europe and Hong Kong. We also licensed from Royalty Security LLC (as part of the asset purchase from PellePharm) 21 granted patents in the US (with terms 2027-2031), 1 granted patent in Canada , 36 granted patents in Europe (Norway and EPO members such as France, Germany, Ireland, Switzerland, United Kingdom, Spain, Italy, etc.) 39 Granted patents in the rest of the world (such as Argentina, Australia, Brazil, Chile, China, Hong-Kong, Israel, India, Japan, Korea,  Mexico, New Zealand, Philippines,  Russia, Singapore, Thailand, Taiwan, Ukraine, South Africa).

For Twyneo, we have obtained patent protection for the composition of matter in the United States, Canada,  Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom) and Mexico (with a term until 2028). There are four patent families protecting the process for the encapsulation of the active agents of our Twyneo product (one patent family has patents granted in Canada, India, Mexico, and Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom) (with a term until 2028) and applications pending in the United States; the second patent family has patents granted in Mexico, Canada and the United States (with a term until 2029); the third patent family has patents granted in Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom), China, India, Canada, Mexico and the United States (with a term until 2030) and an application pending in the United States); and the fourth patent family has patents granted in Canada, China, Israel, India, Mexico and the United States. We own a pending patent for the formulation of our Twyneo product in the United States (with a term until 2032), and patents granted in China, Canada, Mexico and Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland, United Kingdom) (with a term until 2032). We have patents granted in Canada, India and Mexico (with a term until 2038) and pending patent applications in the United States, China and Europe for the composition of our Twyneo product and patents granted in the United States, China and Europe  for the method of treatment of Twyneo (with a term until 2038).

We have five trademarks registered for our Twyneo product in Israel, Europe, the United States and Canada.  Twyneo was also filed for registration in China, Australia, Mexico, and Brazil.  For Epsolay, we have obtained patents in China, Canada,  Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom), Mexico and the United States (with a term until 2032) covering the composition for topical treatment of rosacea. We have further one pending application for this composition in the United States. There are two patent families directed to the process for encapsulation of the active agents of Epsolay (one patent family has granted patents in Canada, India, Mexico, and Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom)  (with a term until 2028) and pending applications in the United States; and the second patent family has patents granted in Canada, China, Israel, India, Mexico and the United States. We also have 7 granted patents  in the United States (with a term until 2040) and 4 patent applications pending in the United States covering the methods of use of Epsolay for the treatment of rosacea. We have one published international application and one US application with a term until 2042.

We have pending applications in Australia, Brazil, Chile, Colombia, Korea, Malaysia, New Zealand, Philippines, Thailand, Vietnam and South Africa, and  four pending applications in the United States covering the compositions of Epsolay and Twyneo, the processes for the encapsulation of the active agents of our Epsolay and Twyneo, and the methods of use.

We have four registered trademarks in Europe, Canada, the United States and Israel. These registrations cover potential brand names for our Epsolay in Israel, Europe, Canada and the United States. Epsolay was also filed for registration in Brazil, Mexico, and Australia.

For SGT-210, we have seven pending applications in Korea,  Mexico and the United States, and one published international application, and one granted patent in the United States that refer to methods and compositions of use in the treatment of psoriasis.

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

There are numerous companies that have branded or generic products or product candidates in the dermatology market. Among them are Aclaris Therapeutics, Inc., Akorn, Inc., Almirall S.A., Aqua Pharmaceuticals LLC, Arcutis Biotherapeutics, Bausch Health Companies Inc., Bayer HealthCare AG, Cassiopea SpA,  Dermavant Sciences,  Galderma Pharma S.A., Glenmark Pharmaceuticals Ltd., G&W Laboratories, Inc., LEO Pharma A/S, Mylan N.V., Novan, Inc., Novartis AG, Palvella Therapeutic, Padagis US LLC, Pfizer, Inc., Spear Therapeutics, Ltd., Sun Pharmaceutical Industries Ltd., Teligent, Inc., Teva Pharmaceutical Industries Ltd. And Vyne Pharmaceuticals Ltd..

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

SGT-610 is expected to be the first, if approved, product for the prevention of new BCCs in Gorlin syndrome patients. We believe that the competition will be limited in the short term after launch.

Twyneo and Epsolay target the well-established acne and rosacea markets. Twyneo and Epsolay compete with current standard-of-care treatments, whether branded, generic or over-the-counter, as well as with new treatments to be approved in the future. The current standard-of-care for acne includes topical anti-bacterial drugs such as benzoyl peroxide that are broadly available over-the-counter, prescription drug products that are based on single retinoid drug products such as Differin, Atralin, Retin-A, Retin-A Micro, Tazorac and Altreno, fixed-dose combinations of benzoyl peroxide and adapalene, such as Epiduo and Epiduo Forte, fixed-dose combinations of benzoyl peroxide and clindamycin, such as Duac, Benzaclin, Onexton and Acanya, and fixed-dose combinations of benzoyl peroxide, clindamycin and adapalene, such as Cabtreo, fixed-dose combinations of tretinoin and clindamycin such as Ziana and Veltin, topical antiandrogen such as Winlevi and topical antibiotics such as Aczone and Amzeeq. The current standard of care for rosacea includes Metrogel, Finacea, Soolantra and Zilxi, as well as oral Oracea (doxycycline embedded in a technology platform). As a fixed-dose combination product candidate, Twyneo may also compete with drug products utilizing other technologies that can separate two drug substances, such as dual chamber tubes, dual pouches or dual sachets. In addition to these products, our generic drug product candidates are expected to face direct competition from branded drugs and authorized generics which are prescription drugs produced by the branded pharmaceutical companies and marketed under a private label, at generic prices.

Marketing, Sales and Distribution

We currently have limited sales, marketing and distribution capabilities. In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo and Epsolay.  Pursuant to the agreements, we received $11 million in upfront payments and regulatory approval milestone payments. We are also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments. In June 2023, we entered into exclusive license agreements with Searchlight, pursuant to which, Searchlight has the exclusive right, and is responsible for all commercial activities for Twyneo and Epsolay in Canada, over a fifteen-year term that is renewable for subsequent five-year periods. In consideration for the grant of such rights, we will receive up to $11 million in potential upfront payments and regulatory and sales milestones for both drugs, combined. In addition, we will be entitled to royalty percentages of all Canadian net sales ranging from low-double-digits to high teens. We expect to collaborate with third parties that have sales and marketing experience in order to commercialize Twyneo and Epsolay outside of the United States and Canada, and our other investigational product candidates, if approved by the FDA for commercial sale, in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements for our product candidates on acceptable terms or at all, we may not be able to successfully commercialize them. In other markets, we also expect to selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our product candidates.

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

Government Regulation

Regulation by governmental authorities in Israel, the United States and other countries is a significant factor in the development, manufacturing and commercialization of Twyneo, Epsolay and our product candidates and in our ongoing research and development activities. Our business is subject to extensive government regulation in Israel for its manufacturing activities involving drug products, drug product intermediates, and drug product active substances to be used in clinical trials.

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

Review and Approval of Drug Products Outside the United States

To market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, manufacturing, clinical trials, marketing authorization, commercial sales and distribution of our products. The foreign regulatory approval process includes all of the risks associated with FDA approval set forth above, as well as additional country-specific regulation. Whether or not we obtain FDA approval for a product candidate, we must obtain approval of the product by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing in those countries. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing, promotion and reimbursement vary greatly from country to country.

Non-clinical Studies and Clinical Trials in the EU

Similarly to the United States, the various phases of non-clinical and clinical research in the EU are subject to significant regulatory controls.

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical (pharmaco-toxicological) studies must be conducted in compliance with the principles of good laboratory practice, or GLP, as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products – e.g., radio-pharmaceutical precursors for radio-labeling purposes). In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use, or ICH, guidelines on Good Clinical Practices, or GCP, as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

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

While the EU Clinical Trials Directive required a separate clinical trial application, or CTA, to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed.

The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the EU Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the EU Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR.

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

Marketing Authorization

In order to market our product candidates in the EU and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EU, medicinal product candidates can only be commercialized after obtaining a marketing authorization, or MA. To obtain regulatory approval of a product candidate under EU regulatory systems, we must submit a MA application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product. There are two types of MAs:

•
 “Centralized MAs” are issued by the EC through the centralized procedure based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and are valid throughout the EU. The centralized procedure is compulsory for certain types of medicinal products such as (i) medicinal products derived from biotechnological processes, (ii) designated orphan medicinal products, (iii) advanced therapy medicinal products, or ATMPs (such as gene therapy, somatic cell therapy and tissue engineered products) and (iv) medicinal products containing a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases or autoimmune diseases and other immune dysfunctions, and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

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

Orphan designation must be requested before submitting an MAA. An EU orphan designation entitles a party to incentives such as reduction of fees or fee waivers, protocol assistance, and access to the centralized procedure. Upon grant of a MA, orphan medicinal products are entitled to ten years of market exclusivity for the approved indication, which means that the competent authorities cannot accept another MAA, or grant a MA, or accept an application to extend a MA for a similar medicinal product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan, or PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

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

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions to Medicare payments to providers, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2031, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022. Additionally, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. On March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory Medicaid drug rebate cap beginning January 1, 2024.

The cost of prescription pharmaceuticals in the United States has also been the subject of considerable discussion. There have been several Congressional inquiries, as well as proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. Most significantly, on August 16, 2022, President Biden signed the IRA into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026) with prices that can be negotiated subject to a cap, imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025).  On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report within 90 days on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. In response to the executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility and improve quality of care. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect that additional state and federal healthcare initiatives will be adopted in the future, any of which could impact the coverage and reimbursement for drugs, including Twyneo Epsolay and our other product candidates, once approved.

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

On December 13, 2021, Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim.  Once applicable, it will have a phased implementation depending on the concerned products. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

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

Under the Innovation Law and the IIA’s rules and guidelines, recipients of grants, or Recipient Company(ies), are subject to certain obligations and restrictions with respect to the use of their IIA Funded Know-How, including, the following:

•
Royalty Payment Obligation. In general, the Recipient Company may be obligated to pay the IIA royalties from any income deriving from the products (and related know-how and services), whether received by the grant recipient or any affiliated entity, developed (in all or in part), directly or indirectly, as a result of, an Approved Program, or deriving therefrom, at rates which are determined under the IIA’s rules and guidelines (currently a yearly rate of between 3% to 5% on sales of products or services developed under the Approved Programs, depending on the type of the Recipient Company — i.e., whether it is a “Small Company,” or a “Large Company” as such terms are defined in the IIA’s rules and guidelines), up to the aggregate amount of the total grants received by the IIA, plus Annual Interest for a File (as such term is defined in the IIA’s rules and guidelines).

Reporting Obligations. The Recipient Company is subject to certain reporting obligations (such as, periodic reports regarding the progress of the research and development activities under the Approved Program and the related research expenses, and regarding the scope of sales of the Recipient Company’s products). In addition, any direct change in control of a Recipient Company must be notified to the IIA. In the event that a non-Israeli entity or a non-Israeli citizen or resident person becomes an “Interested Party” (as such term is defined in the Israeli Securities Law, 5728-1968) in the Recipient Company, notification to the IIA is required, accompanied by a written undertaking (in the form available on the IIA's website) by such party to be bound by the Innovation Law and by the terms of the Approved Program;

•
Local Manufacturing Obligation. Products developed using the IIA grants must, as a general matter, be manufactured in Israel. The transfer of manufacturing capacity outside of Israel in a manner that exceeds the manufacturing capacity that was declared in the Recipient Company's original IIA grant application is subject to prior written approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate, which event requires only a notice to the IIA, which shall be provided in writing prior to the transfer of such manufacturing rights abroad, while the IIA has a right to deny such transfer within 30 days following the receipt of such notice). In general, the transfer of manufacturing capacity outside of Israel may be subject an increase in the royalties' cap (inter alia, depending on the manufacturing volume that is performed outside of Israel) and such transfer will be subject to payment of royalties in accelerated rate; and

•
IIA Funded Know-How transfer limitation. Under the IIA’s rules and guidelines, a Recipient Company is prohibited from transferring the IIA Funded Know-How outside of Israel except with the approval of the Research Committee and in certain circumstances, subject to certain payments to the IIA calculated according to formulas provided under the IIA’s rules and guidelines (which are capped to amounts specified under such rules and guidelines, generally up to 6 time the grants received plus  Annual Interest as such term is defined under the rules, or A Redemption Fee). For calculating the Redemption Fee which shall be paid to the IIA in the event of a transfer of IIA Funded Know-How outside of Israel, inter alia, the following factors will be taken into account: the scope of the IIA support received, the royalties that have already paid to the IIA, the amount of time that has lapsed since the Recipient Company has finalized the IIA Approved Program, the sale price and the form of transaction. A transfer for the purpose of the Innovation Law and the IIA’s rules means an actual sale of the IIA-Funded Know-How, or any other transaction which in essence constitutes a transfer of such know-how (such as providing an exclusive license to a foreign entity for R&D purposes, which precludes the Recipient Company from further using such IIA Funded Know-How). A mere license solely to market products resulting from the IIA Funded Know-How would not be deemed a transfer for the purpose of the Innovation Law and the IIA’s rules. Upon payment of the Redemption Fee, the IIA Funded Know-How and the manufacturing rights of the products developed using such IIA funding cease to be subject to the Innovation Law and the IIA’s rules.

•
Subject to the IIA’s prior approval, a Recipient Company may transfer IIA Funded Know-How to another Israeli company, provided that the acquiring company assumes all of the Recipient Company’s responsibilities towards the IIA. Such transfer will not be subject to the payment of the Redemption Fee; however, the income from such transaction will generally be subject to the obligation to pay royalties to the IIA (other than in specific circumstances that will be examined by the IIA, mainly when the transfer is between related entities).

•
IIA Funded Know-How license limitation. The grant to a foreign entity of a right to use the IIA Funded Know-How for R&D purposes (which does not entirely prevent the Recipient Company from using the Funded Know-How) is subject to receipt of the IIA’s prior approval. This approval is subject to payment to the IIA in accordance with the formulas stipulated in the IIA's rules (which distinguish between the manner of the payment for such license grant, i.e., one-time payment or payment in installments) and such payment shall be no less than the amount of the IIA grants received (plus Annual Interest), and no more than the cap stated in the IIA’s rules and will generally be due only upon the receipt of the license fee from the licensee).

The IIA’s rules also include a mechanism with respect to the grant of a license by a Recipient Company (which is part of a multinational corporation) to its group entities to use its IIA Funded Know-How. Such license is subject to the IIA’s prior approval and to the payment of 5% royalties from the income deriving from such license, with the cap of the royalties increasing to 150% of the grant amount. Such mechanism includes certain requirements which must be met in order to be able to enjoy such lower royalty payment.

We have received grants from the IIA in connection with our research and development of a peripheral line of product candidates, which forms a negligible part of our activities, and therefore, we are subject to the aforementioned restrictions with respect to such product candidates. The obligation to comply with the Innovation Law and the IIA's rules (including with respect to the restriction of the transfer of IIA Funded Know-How and manufacturing rights outside of Israel) remains in effect even after full repayment of all amounts payable to the IIA. Once a Redemption Fee is paid on a transfer of IIA Funded Know-How outside Israel, all obligations towards the IIA (including the royalty obligation) cease.

The government of Israel does not own intellectual property rights in technology developed with IIA funding and the IIA’s approval is not required for the export of any products resulting from the IIA research or development grants.

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

Properties

Our principal executive offices are located in a leased facility in Weizmann Science Park, Ness Ziona 7403650, Israel. The facility is 2,040 square meters, and houses our offices, warehouse, laboratories and production area. Our lease will expire on December 31, 2025.

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

Overview

We are an innovative dermatology company with a successful track record of two NDA approvals and advanced orphan drugs pipeline. We successfully developed pioneer topical drugs Twyneo and Epsolay, respectively approved for the treatments of acne and inflammatory lesions of rosacea. Since 2022, both products have been marketed in the United States by our U.S. commercial partner, Galderma. In terms of our proprietary assets in development, we are developing topical patidegib (SGT-610) for the prevention of new BCC in Gorlin syndrome patients, and topical erlotinib (SGT-210) for the treatment of rare hyperkeratinization disorders.

Gorlin syndrome is a rare disease with no therapies currently approved by the FDA or the EC for this disease.  Gorlin syndrome affects approximately 1 in 31,000 people and is an autosomal dominant genetic disorder, mostly caused by inheritance of one defective copy of the tumor suppressor gene PTCH1. The PTCH1 gene blocks the SMO gene, turning off the hedgehog signaling pathway when it is not needed.  However, mutations in PTCH1 may cause loss of PTCH1 function, release of SMO, and may allow BCC tumor cells to divide uncontrollably. Gorlin syndrome is also called nevoid BCC syndrome because approximately 90% of individuals with this syndrome develop multiple BCCs, ranging from a few to many thousands of lesions during a patient’s lifetime. Gorlin syndrome patients are also susceptible to many abnormalities, including, most frequently, palmar and plantar pits and jaw cysts, and, most devastatingly, medulloblastomas.

We are developing the new chemical entity SGT-610 (Patidegib Topical Gel), a hedgehog signaling pathway blocker, for the chronic use and prevention of new BCC in Gorlin syndrome patients. Gorlin syndrome is a rare disease with no therapies approved by the FDA or the EC for this disease. SGT-610 is aimed to prevent new BCCs in adults with Gorlin syndrome without systemic adverse events. We believe it has the potential to be the first drug approved for the treatment of Gorlin syndrome patients. SGT-610 has been granted Orphan Drug Designation by the FDA and the EC as well as Breakthrough Designation by the FDA. If approved by the FDA, SGT-610 has the potential to generate, at peak, annual net sales in excess of $300 million (based on good faith estimates derived from our knowledge and based in part on independent sources). Although we believe such data and estimate to be reliable, it involves a number of assumptions and limitations, including without limitations the number of patients, the penetration level of the treatment, and the expected treatment annual price.

On November 30, 2023 we announced that we have begun screening patients for our Phase 3 study. In the patidegib’s seller, PellePharm Inc. (“PellePharm”) study the SGT-610 arm was found to be as tolerable as the vehicle and the significant adverse events commonly seen with oral hedgehog inhibitors were not observed. Our clinical study includes essential modifications to the former Phase 3 study conducted by PellePharm. We have refined screening criteria in order to enroll subjects with more severe disease at baseline reflected in a higher baseline number of facial BCC lesions. This refinement may help to better demonstrate the preventive effect of our medication candidate. We are also pre-screening patients for a specific genetic mutation associated with Gorlin syndrome that is considered relevant for HH inhibitors. In an effort to increase patient study compliance we reduced the number of study visits over the 12 months of treatment. We plan to conduct the Phase 3 study to investigate SGT-610 in approximately 140 subjects at approximately 40 experienced clinical centers in North America, United Kingdom and Europe. We currently expect results of our Phase 3 study by the end of 2025.

The rights to SGT-610 were purchased on January 30, 2023, pursuant to an asset purchase agreement with PellePharm, dated January 23, 2023.

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

Our other investigational product candidate is SGT-210 that we are developing for the treatment of rare hyperkeratinization disorders, such as Darier PC, PPK, and Olmsted,  a group of skin conditions characterized by thickening of the skin, among others. SGT-210 is designed to be used alone or in combination for the treatment of hyperproliferation and hyperkeratinization disorders.

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

In June 2023, we entered into exclusive license agreements with Searchlight pursuant to which the agreements, Searchlight has the exclusive right, and is responsible for, all commercial activities for Twyneo and Epsolay in Canada, over a fifteen-year term that is renewable for subsequent five-year periods. Searchlight will be responsible for obtaining and maintaining ay regulatory approvals required to market and sell the drugs in Canada with support from us. In consideration for the grant of such rights, we will receive up to $11 million in potential upfront payments and regulatory and sales milestones for both drugs, combined. In addition, we will be entitled to royalty percentages of all Canadian net sales ranging from low-double-digits to high teens.

 In November 2021, we announced that we had signed an agreement with Padagis, pursuant to which we sold our rights related to 10 generic collaborative programs and retained the collaboration rights to two generic programs. Under the terms of the agreement with Padagis, effective as of November 2021, we received $21.5 million over 24 months, in lieu of our share in ten generic programs, two of which were approved by the FDA, and eight of which are unapproved.  Pursuant to the agreement, effective as of November 1, 2021, we ceased paying any outstanding and future operational costs related to those collaborative programs, the rights of which were sold to Padagis.

In January 2023, we entered into an asset purchase agreement with PellePharm, pursuant to which we purchased the topically-applied patidegib, a hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome. Under the terms of the agreement upon closing of the transaction, the Company paid an upfront payment of $4 million to PellePharm, the remaining principal amount outstanding of $0.7 million has not been transferred as of the issuance date of this report. We are also required to pay:

•	up to $6 million in total development and NDA acceptance milestone payments;

•	up to $64 million in commercial milestone payments, which amount increases to $89 million when sales exceed $500 million; and

•	single digit royalties, which increase to double digit royalties when sales exceed $500 million.

Since our inception, we have incurred significant operating losses. We generated a net profit of $3.2 million for the year ended December 31, 2021, and we incurred a net losses of $14.9 million and $ 27.2 million for the years ended December 31, 2022 and  December 31, 2023, respectively. As of December 31, 2023, we had an accumulated deficit of $220.3 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from formulation development through pre-clinical development and clinical trials, seek regulatory approval and pursue commercialization of any approved product candidate. In addition, we may incur expenses in connection with the in-license or acquisition of additional product candidates.

 In February 2018 we closed our initial public offering, at which time we sold a total of 7,187,500 ordinary shares in the offering and received net proceeds of approximately $78.8 million, after deducting underwriting discounts and commissions and without deducting other offering expenses.

On August 12, 2019, we completed an underwritten public offering, in which we issued 1,437,500 ordinary shares, including the full exercise by the underwriters of their option to purchase 187,500 additional ordinary shares, at a public offering price of $8.00 per ordinary share. The total proceeds received from the offering were approximately $10.8 million net of underwriting discounts and commissions and without deducting other offering expenses.

On February 19, 2020. we completed an underwritten public offering in which we issued 2,091,907 ordinary shares together with ordinary share warrants to purchase 1,673,525 ordinary shares.  The ordinary shares and warrants were sold together at a combined public offering price of $11.00 per ordinary share and accompanying warrant to purchase 0.80 of an ordinary share.  The warrants have an initial exercise price of $14.00 per share, subject to certain adjustments and expired on February 19, 2023. The total proceeds received from the offering were approximately $21.6 million net of underwriting discounts and commissions and without deducting other offering expenses.

In addition, following the approval of our shareholders, Arkin Dermatology Ltd., our controlling shareholder, purchased 454,628 ordinary shares and warrants to purchase up to 363,702 ordinary shares in a concurrent private placement, exempt from the registration of the Securities Act, at a price equal to the public offering price of the ordinary shares and accompanying warrants in the February 2020 public offering. The private placement, which closed on April 13, 2020, generated proceeds of approximately $5 million.

On January 27, 2023, we entered into a securities purchase agreement with Armistice Capital pursuant to which the Company issued to Armistice Capital (i) 2,560,000 ordinary shares in a registered direct offering at a price of $5.00 per ordinary share and (ii) in a concurrent private placement unregistered warrants to purchase up to 2,560,000 Ordinary Shares. The gross proceeds from the offering were approximately $12.8 million. Concurrently with the signing of the purchase agreement, we also entered into a subscription agreement with Arkin Dermatology Ltd., pursuant to which Arkin Dermatology Ltd. purchased 2,000,000 unregistered ordinary shares and unregistered warrants to purchase up to 2,000,000 ordinary shares in a concurrent private placement  exempt from the registration of the Securities Act, at a price equal to the offering price of the ordinary shares in the offering. This private placement closed in April 2023 following shareholder approval. The aggregate gross proceeds to us from the transaction with Armistice Capital and Arkin Dermatology Ltd.  were approximately $22.8 million.

A.           Operating Results

Collaboration Revenues

From 2013 until December 31, 2018, other than revenues of approximately $0.2 million and $0.1 million on royalties generated in 2017 and 2018, respectively, pursuant to sales of products overseas under past collaboration agreements with Merck, we did not recognize any revenue.  We were previously a party to collaboration agreements with Perrigo pursuant to which we shared development costs with Perrigo and shared equally the gross profits generated from sales of the product. During the years ended December 31, 2019 and December 2020, the Company recognized revenues from royalties related to sales of one of the products from this collaboration in the amount of $22.9 million and $8.7 million, respectively. During the year  ended December 31, 2021, we generated a total of $31.3  million in revenue, out of which $20.4 million was generated from the sale to Padagis of 10 generic collaborative programs, $3.3 million was generated from our collaboration agreements with Perrigo, with respect to products the rights for which were later sold to Padagis, and $7.5 million was generated from our license agreements with Galderma. During the years ended December 31, 2022 and 2023, we  recognized revenues from royalties and milestone payment related to our collaboration agreements with Galderma and Searchlight in the amount of $3.9 million and $1.6 million, respectively.

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

Results of operations

The following table summarizes our results of operations for the indicated periods:

	Year ended December 31,
	2021	2022		2023
	(in thousands)

Collaboration Revenues	$23,772	$		$
License Revenues	7,500		3,883		1,554
Total Revenues	$31,272		$3,883		1,554
Research and development	20,381		12,682		23,541
General and administrative	8,451		7,445		7,373
OTHER INCOME, net	524		-		55
Total operating income (loss)	2,964		(16,244)		(29,305)
Financial income, net	257		1,321		2,067
Income (Loss) before income taxes	3,221		(14,923)		(27,238)
Income (loss) for the year	$3,221		$(14,923)		$(27,238)

Year ended December 31, 2022 compared to year ended December 31, 2023

Revenues

We generated a total of $1.6 million in revenues in 2023, mainly related to the license agreements with Galderma and Searchlight, comprised of milestone and royalty payments, compared with $3.9 million total revenues in 2022. The decrease in revenues in 2023 resulted mainly from the milestone payment from Galderma in the amount of $3.5 million in relation to FDA approval of Epsolay in 2022.

Research and development expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	Year Ended December 31,
	2022	2023
	(in thousands)

Payroll and related expenses	$6,530	$5,650
Clinical and preclinical trials expenses	602	5,745
Professional consulting and subcontracted work	2,173	10,134
Other	3,376	2,012
Total research and development expenses	$12,682	$23,541

Our research and development expenses were $12.7 million for the year ended December 31, 2022 compared to $23.5 million for the year ended December 31, 2023. The increase of $10.9 million was primarily attributed to the $4.7 million upfront payment associated with the acquisition of topically applied patidegib, or SGT-610, $4.2 million related to the pivotal Phase 3 clinical trial for SGT-610 and $2.8 million related to clinical expenses for a generic product.

General and administrative expenses

Our general and administrative expenses were $7.4 million for the year ended December 31, 2022, compared to $7.4 million for the year ended December 31, 2023.

Financial income, net

Our financial income, net, was $1.3 million for the year ended December 31, 2022 compared to $2.1 million for the year ended December 31, 2023.

Year ended December 31, 2021 compared to year ended December 31, 2022

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20‑F for the year ended December 31, 2022.

 JOBS Act

On April 5, 2012, the JOBS Act was signed into law. Subject to certain conditions set forth in the JOBS Act, an “emerging growth company,” may elect to rely on certain exemptions, including without limitation, not (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). Although we have ceased to be an “emerging growth company” and accordingly we are no longer exempt from the requirement to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding supplement to the auditor’s report providing additional information about the audit and the financial statements. Due to our ‘public float’ we are currently exempt from the requirement to provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404.

B.         Liquidity and Capital Resources

Overview

Since our inception, we have devoted substantially all of our resources to developing Twyneo, Epsolay, SGT-610, and our product candidates, building our intellectual property portfolio, developing our supply chain, business planning, raising capital and providing for general and administrative support for these operations. Other than Twyneo and Epsolay, we do not currently have any approved products.

From inception through December 31, 2023, we have funded our operations primarily through proceeds from our public offerings, the issuance of equity securities to, and loans and investments from, our controlling shareholder, funding received from the IIA and from amounts received pursuant to past and current collaboration agreements.  As of December 31, 2023, our cash and cash equivalents, bank deposits and marketable securities were $38.0million.

In July 2021, we entered into an ATM sales agreement with Jefferies LLC ("Jefferies"), pursuant to which we were entitled, at our sole discretion, to offer and sell through Jefferies, acting as sales agent, Shares having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. We agreed to pay Jefferies a commission of 3.0% of the gross proceeds from the sale of shares under the facility.

              From the effective date of the agreement through April 2022, 41,154 shares were sold under the program for total gross proceeds of approximately $0.5 million. In April 2022, we terminated this agreement.

On January 27, 2023, we entered into a securities purchase agreement with Armistice Capital pursuant to which we issued to Armistice Capital (i) 2,560,000 ordinary shares in a registered direct offering at a price of $5.00 per ordinary share and (ii) in a concurrent private placement unregistered warrants to purchase up to 2,560,000 Ordinary Shares. Concurrently with the signing of the purchase agreement, we also entered into a subscription agreement with Arkin Dermatology Ltd., pursuant to which Arkin Dermatology Ltd. purchased 2,000,000 unregistered ordinary shares and unregistered warrants to purchase up to 2,000,000 ordinary shares in a concurrent private placement  exempt from the registration of the Securities Act, at a price equal to the offering price of the ordinary shares in the offering. The aggregate gross proceeds to the Company from these transactions  were approximately $22.8 million.

              The table below summarizes our cash flow activities for the indicated periods:

	Year Ended December 31,
	2021	2022	2023
	(in thousands)

Net cash used in operating activities	$(7,691)	(9,484)	$(17,730)
Net cash provided by (used in) investing activities	19,872	1,699	(9,742)
Net cash provided by financing activities	837	15	21,810
Effect of exchange rates on cash and cash equivalents	$(55)	133	(73)
Increase (decrease) in cash and cash equivalents	$12,908	$(7,637)	$(5,735)

Operating Activities

Net cash used in operating activities was $9.5 million during the year ended December 31, 2022 compared to $17.7million during the year ended December 31, 2023.

Net cash used in operating activities in the year ended December 31, 2023 primarily resulted from our loss of $27.2 million during the period, net of $7.7 million of net changes in working capital and non-cash expenses of $1.9 million share-based compensation expenses and $0.3  million of depreciation of property and equipment.

Net cash used in operating activities in the year ended December 31, 2022, primarily resulted from our net loss of $14.9 million during the period, net of $3.5 million of net changes in working capital and non-cash expenses of $1.5 million share-based compensation expenses and $0.6 million of depreciation of property and equipment.

Investing Activities

Net cash provided by investing activities was $1.7 million during the year ended December 31, 2022, compared to net cash used in investing activities of $9.7 million during the year ended December 31, 2023.  The 2022 net cash provided by investing activities resulted mainly from $10 million investments in marketable securities, net of $3 million proceeds from sale and maturity of marketable securities, offset by proceeds from bank deposits of $8.9 million.  The 2023 net cash  used in investing activities resulted mainly from $23.2 million investments in marketable securities net of $11.8 million proceeds from sale and maturity of marketable securities, offset by proceeds from bank deposits of $1.7 million.

Financing Activities

Net cash from financing activities was effectively none during the year ended December 31, 2022, , compared to $21.8 million during the year ended December 31, 2023, mainly from issuance of shares and warrants through public offering and private placement from the controlling shareholder, net of issuance cost.

Funding Requirements

Our primary uses of cash have been to fund working capital requirements and research and development. We expect to continue to incur net losses for the foreseeable future as we continue to invest in research and development and seek to obtain regulatory approval for and commercialize our product candidates. We believe that the net proceeds from the 2023 registered direct offering and the concurrent private placement, together with its existing cash resources, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least 12 months from the filing date of this annual report. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Recently, based on lower than expected future revenue streams from Twyneo and Epsolay and a delay in the development of SGT-210, we adopted cost-saving measures, including a headcount reduction of about 25 employees, to maintain the cash runway  for at least 12 months from the filing date of this annual report, and delayed the planned clinical study for SGT-210.

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

Other than revenue that we expect to generate from the commercialization of Twyneo and Epsolay, until we can generate recurring revenues, we expect to satisfy our future cash needs through existing cash resources, additional debt or equity financings or by entering into collaborations with third parties in connection with our products. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. In addition, the terms of any securities we issue in future financings may be more favorable to new investors and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding. If we raise additional funds through collaborations with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to obtain adequate funds on reasonable terms, we will need to curtail operations significantly, including possibly postponing anticipated clinical trials or entering into financing agreements with unattractive terms.

C.           Research and Development, Patents and Licenses

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Expenses”; and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2022 compared to Year ended December 31, 2023 - Research and Development Expenses.”

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.           Critical Accounting Policies

Significant Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP. We describe our significant accounting policies and estimates more fully in Note 2 to our consolidated financial statements as of and for the year ended December 31, 2023, included elsewhere in this annual report. We believe that the accounting policies and estimates below are critical in order to fully understand and evaluate our financial condition and results of operations. In preparing these consolidated financial statements, our management has made estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods recognized in our financial statements. Actual results may differ from these estimates. As applicable to the consolidated financial statements included in this annual report, the most significant estimates and assumptions relate to the fair value of share-based compensation.

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

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

 The following table sets forth information concerning our directors and senior management, which includes members of our administrative, supervisory and management bodies, including their ages, as of the date of this annual report:

Name	Age	Position

Moshe Arkin	71	Executive Chairman of the Board of Directors
Alon Seri-Levy	62	Chief Executive Officer and Director
Gilad Mamlok	55	Chief Financial Officer
Ofer Toledano	59	Vice President Research and Development
Ofra Levy-Hacham	57	Vice President Clinical, Regulatory Affairs and Quality
Michael Glezin	42	Vice President Business Development
Karine Neimann	52	Vice President Projects and Planning, Chief Chemist
Itzik Yosef	47	Chief Operating Officer
Tamar Fishman Jutkowitz	48	Vice President and General Counsel
Itai Arkin	35	Director
Hani Lerman	51	Director
Sharon Kochan	55	Director
Jonathan B. Siegel	50	Independent Director
Ran Gottfried	79	Lead Independent Director
Jerrold S. Gattegno	71	Independent Director
Yuval Yanai	71	Independent Director

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

Mr. Gilad Mamlok has served as our Chief Financial Officer since February 2017. Mr. Mamlok has over two decades of track record in public and private companies and the public sector. Mr. Mamlok served as a member of the senior management team of leading technology companies and worked closely with CEO’s and Board of Directors. In 2015 to 2016, Mr. Mamlok served as the CFO of Medigus (NASDAQ: MDGS). From September 2005 to July 2015, Mr. Mamlok served as Senior Vice President of Global Finance and Accounting at Given Imaging (NASDAQ: GIVN, sold to Medtronic in 2014 (NYSE: MDT). Before that, from 2002 to 2005, Mr. Mamlok served in a few CFO positions at Medical device companies (Simbionix, Impulse Dynamics, and MetaCure), and from 1997-2001, Mr. Mamlok served as a Director of Finance at Nice Systems. (Nasdaq: NICE). Mr. Mamlok holds a Master’s degree in business economics from Tel-Aviv University and a B.A. in economics (magna cum laude) from Tel-Aviv University, Israel.

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

 Dr. Ofra Levy-Hacham has served as our vice president of quality, clinical and regulatory affairs since January 2024, as our vice president of clinical and regulatory affairs since 2018, and as our vice president of quality and regulatory affairs from 2011 to 2018. Prior to joining Sol-Gel, Dr. Levy-Hacham served as a scientific specialist and project manager at Biotechnology General Ltd., a wholly owned subsidiary of Ferring Pharmaceuticals Ltd., and a fully integrated biopharmaceutical services private company from 2010 until 2011. From 2005 until 2010, Dr. Levy-Hacham served as vice president chemistry, manufacturing and controls at HealOr Ltd., a private company engaging in the development of therapeutics for the treatment of various skin disorders. Dr. Levy-Hacham holds a Ph.D. in chemistry from The Technion – Israel Institute of Technology, Israel.

 Mr. Michael Glezin  has served as our vice president of business development since September 2022. Prior to joining Sol-Gel Mr. Glezin served from 2011 to 2022 as the Head of Generic Business Development and in various other business development positions at Dexcel Pharma, an international specialty pharmaceutical company. Mr. Glezin has over a decade of experience leading both in-licensing and out-licensing deals in multiple territories such as Europe,the U.S. and Israel. Throughout his career, he has identified technology transfer opportunities for both prescription and over-the-counter drug segments, as well as led numerous merger and acquisition deals in Europe and surrounding areas. Mr. Glezin has an Executive MBA from Haifa University in Israel in partnership with Tongi University in China. He has a BA from Haifa University in Economics and Management and he studied Accounting at Bar Ilan University.

Dr. Karine Neimann has served as our vice president of projects and planning and chief chemist since September 2016. Since joining us in 2008, Dr. Neimann held various positions, including as chief chemist and laboratory manager. Dr. Neimann holds a Ph.D. in chemistry from The Hebrew University of Jerusalem, Israel.

Dr. Itzik Yosef has served as Chief Operating Officer since 2020, and as our vice president of operations since from 2016 until 2020. Since joining us in 2010, Dr. Yosef held various positions including as head of operations. Dr. Yosef holds a Ph.D. in chemistry from The Hebrew University of Jerusalem, Israel.

Adv. Tamar Fishman Jutkowitz joined us as our vice president and general counsel in March 2023. From August 2015 to March 2023, Ms. Fishman Jutkowitz worked at Gross & Co. Law Firm, where she was a partner from January 2018. From December 2011 to March 2015, Ms. Fishman Jutkowitz served as general counsel of Compugen Ltd., a biotechnology company dual listed on Nasdaq and TASE. From February 2006 to December 2011, Ms. Fishman Juktowitz served as General Counsel of Rosetta Genomics Ltd., a biotechnology company listed on Nasdaq. Ms. Fishman Jutkowitz holds a Master’s degree in business economics from Bar Ilan University and a L.L.B degree (cum laude) from Bar-Ilan University, Israel.

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

Mr. Sharon Kochan became a member of our board of directors in June 2023. Mr. Kochan serves as Operating Director with SK Capital Partners of NYC, board member of Apotex Inc. of Toronto, and Woodstock Sterile Solutions Inc. of Chicago since January 15th, 2024, as well as Director with Top Gum Industries Ltd. (TASE). Prior to that, Mr. Kochan has served as President and CEO of Padagis LLC from its incorporation in July 2021, when it was carved out of Perrigo Company Plc. ("Perrigo"), a global, over-the-counter, consumer goods and specialty pharmaceutical company listed on the New York Stock Exchange, until February 2023. Prior to that, Mr. Kochan served as Executive Vice President & President Pharmaceuticals from 2018 for Perrigo, President International, from 2012 until 2018, and President Prescription Pharmaceuticals from 2007. From 2005 to 2007, Mr. Kochan served as Senior Vice President of Business Development and Strategy for Perrigo. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. ("Agis") from 2001 until Perrigo acquired Agis in 2005. Mr. Kochan has served as a board member of MediWound Ltd. from July 2017 to June 2023 and served as a board member of Exalenz BioScience Ltd. from July 2016 to March 2020 when it was acquired by Meridian. Mr. Kochan completed the Senior Management Program at the Technion Institute of Management in Haifa, Israel, received a Master of Science in Operations Research & Management Science from Columbia University in New York City and received a Bachelor of Science in Industrial Engineering from Tel-Aviv University, Israel.

 Jonathan B. Siegel became a member of our board of directors on September 13, 2018. Mr. Siegel is the founder and CEO of JBS Healthcare Ventures since its formation in 2017. In June 2021, he also assumed the role as CEO and Chairman of the board of OPY Acquisition Corp. I, that was a public Nasdaq-listed company between October 2021 and December 2023. Previously, he was a partner and healthcare sector head at Kingdon Capital Management from 2011 until 2017. Prior to joining Kingdon, Mr. Siegel was a healthcare portfolio manager at SAC Capital Advisors from 2005 until 2011; an associate director of pharmaceutical and specialty pharmaceutical research at Bear, Stearns & Co.; a pharmaceuticals research associate at Dresdner Kleinwort Wasserstein; and a consultant to the Life Sciences Division of Computer Sciences Corporation. Mr. Siegel has worked as a research associate at the Novartis Center for Immunobiology at Harvard Medical School and as a research assistant at Tufts University School of Medicine. He is also a director at Jaguar Health, Inc., a Nasdaq listed company since 2018, and has served on the board of advisors of Vitalis LLC, a private pharmaceutical company, since March 2019 and as a director of Napo Therapeutics S.p.A, the majority owned Italian subsidiary of Napo Pharmaceuticals and Jaguar Health, Inc. since November 2021. Mr. Siegel received a BS in Psychology from Tufts University in 1995 and an MBA from Columbia Business School in 1999.

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

Mr. Yuval Yanai became a member of our board of directors in February 2024. Mr. Yanai currently serves as a director in multiple companies, both public and private. He is currently a director and the Chairman of the Audit Committee, Chairman of the Finance Committee and Chairman of the Compensation Committee of Check-Cap Ltd., a medical company traded on Nasdaq Stock Market; an external director and Chairman of the Finance (Balance Sheet), Compensation and Audit Committee of Clal Biotechnology Industries, an Israeli life sciences investment company traded on the Tel Aviv Stock Exchange; a director in S&P Global Ratings Maalot Ltd., a finance rating company; and a director in PulseNmore Ltd., a medical device company traded on the Tel Aviv Stock Exchange. Mr. Yanai also serves as a director at a number of private medical companies. From 2005 until 2014, Mr. Yanai  served as CFO of Given Imaging Ltd., a medical company traded on Nasdaq Stock Marketand on the Tel Aviv Stock Exchange, and from 2000 until 2005. Mr. Yanai served as Senior Vice President and CFO of Koor Industries Ltd., an industrial holding company traded on the New York Stock Exchange and on the Tel Aviv Stock Exchange. From 1998 until 2000, Mr. Yanai served as CFO of Nice Systems Ltd., a technology company traded on the Nasdaq Stock Market, and from 1985 until 1998, Mr. Yanai served as CFO of Elscint Ltd., a technology company traded on the New York Stock Exchange. Mr. Yanai holds a B.A. in accounting and finance from Tel-Aviv University, Israel.

B.           Compensation

The aggregate compensation paid by us to our executive officers and directors for the year ended December 31, 2023 was approximately $2.7 million. This amount includes approximately $0.4million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2023. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2023.

Name and Position of director or officer	Base Salary or Other Payment (1)	Value of Social Benefits (2)	Value of Equity Based Compensation Granted (3)	All Other Compensation (4)	Total
(Amounts in U.S. dollars are based on 2023 monthly average representative U.S. dollar – NIS rate of exchange)

Alon Seri-Levy / Chief Executive Officer	325	63	787	23	1,198
Gilad Mamlok / Chief Financial Officer	263	54	276	50	643
Ofer Toledano / VP R&D	205	57	196	24	482
Ofra Levy-Hacham / VP Clinical, RA & QAA	172	49	157	24	403
Itzik Yosef / Chief Operating Officer	163	47	52	26	288

(1)
“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the board of directors for the year 2023.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)
Consists of the fair value of the equity-based compensation granted during 2023 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.

(4)
“All Other Compensation” includes, among other things, car-related expenses, communication expenses, basic health insurance, holiday presents, and 2021, 2022 and 2023 special bonuses that officers received.

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

Director Compensation

 We currently pay our external directors and our other independent directors is as follows:  (i) $40,000 annually in cash; (ii) $5,000 annually in cash for service on each of the Audit Committee and/or Compensation Committee (as the case may be) and (iii) $10,000 annually in cash for service as chairman of the Audit Committee and/or Compensation Committee (as the case may be), which includes amounts payable under clause (ii) (all cash amounts to be paid quarterly).

  In addition, in 2018 and 2019 each of our external directors and our other independent directors received an aggregate of 11,500 Restricted Share Units ("RSUs") for the first three years of their service as a director, with a three-year vesting and in accordance with the Company's 2014 Share Incentive Plan, in 2021 each of our external directors and our other independent directors received 45,000 options ("Options"), at an exercise price of $10.02 with a three-year vesting and in accordance with the Company's 2014 Share Incentive Plan.  On February 28, 2024 our shareholders approved the grant of options to purchase 75,000 ordinary shares of the Company at an exercise price equal to $1.20 per ordinary share to each of our external and independent directors (other than Mr. Jerrold S Gattegno whose term of office ends on March 22, 2024) with a three-year vesting and in accordance with the Company's 2014 Share Incentive Plan.

There is no limit regarding the number and/or hours of meetings, and the director compensation includes all meetings of the Board and any Board’s committees. We do not pay compensation to the other directors of the Company in their capacity as directors.

Compensation Policy

Our compensation policy, which became effective immediately after the pricing of our initial public offering, and was  amended on our annual general meetings held on June 23, 2022 and on  July 26, 2023, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. Our compensation policy for the following maximum base salaries: (i) for a Company CEO resident in Israel, a maximum monthly base salary not exceeding NIS 120,000 and total fixed and variable compensation (including equity based compensation) not to exceed NIS 5 million per year; (ii) for Company executive officers (other than Board of Directors member or CEO) resident in Israel, a monthly base salary not exceeding NIS 90,000; (iii) for a Company CEO resident in the U.S. or another location outside of Israel, such base salary as shall be determined by the shareholders pursuant to applicable law; and (iv) for Company executive officers (other than Board of Directors member or CEO) resident in the U.S. or another location outside of Israel, an annual base salary not exceeding USD 400,000, in each case subject to increases in the consumer price index in the relevant jurisdiction in which the executive resides. For purposes of calculating the maximum fixed and variable compensation each year, the value of any equity award will be allocated equally over the number of years during which such equity award vests In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 85% of each executive officer’s total compensation package with respect to any given calendar year.

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

Our compensation policy provides for the following maximum compensation of our external directors and our other independent directors:  (i) $67,275 annually in cash; (ii) $7,475 annually in cash for service on each of the Audit Committee and/or Compensation Committee (as the case may be), (iii) $37,375 annually in cash for service as chairman of the Board, (iv) $14,950 annually in cash for service as chairman of the Audit Committee and/or Compensation Committee (as the case may be), which includes amounts payable under clause (ii), and (v) $14,950 annually in cash for service as a lead independent director (all cash amounts to be paid quarterly). Equity based-compensation granted to the Company’s directors shall not exceed 55% of the total compensation paid to the Company’s directors.  Our compensation policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our compensation policy.

 Policy for Recovery of Erroneously Awarded Compensation

 In accordance with the Nasdaq listing rules, our Company has adopted a Policy for Recovery of Erroneously Awarded Compensation, or a Clawback Policy, which became effective as of October 2, 2023.

C.           Board Practices

Appointment of Directors and Terms of Officers

Our board of directors currently consists of  nine directors, including three external directors, and appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “Item 6. Directors, Senior Management and Employees - C. Board Practices – External Directors”). These three directors, as well as two additional directors, qualify as independent directors under the corporate governance standards of the Nasdaq corporate governance rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Under our amended and restated articles of association, the number of directors on our board of directors will be no less than five (5) and no more than nine (10), including any external directors required to be appointed under the Companies Law. The minimum and maximum number of directors may be changed, at any time and from time to time, by a special 66 2∕3% majority shareholder vote.

Other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, the Israeli Companies Law and our articles of association provide that directors are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power represented present and voting, in person or by proxy, at that meeting. We have only one class of directors. Mr. Ran Gottfried , Mr. Jerrold S Gattegno and Mr. Yuval Yanai currently serve as our external directors. On February 28, 2024, Mr. Ran Gottfried was re-appointed, and Mr. Yuval Yanai was appointed, as external directors for a term of three years. Mr. Gattegno’s term as external director ends on March 22, 2024.

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

Our audit committee consists of Ran Gottfried, Jerrold S. Gattegno, Sharon Kochan, and Yuval Yanai, Yuval Yanai serves as Chairman of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board of directors has determined that each of Jerrold S. Gattegno, Mr. Ran Gottfried and Mr. Yuval Yanai is an audit committee financial expert as defined by SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

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

The compensation committee, which consists of Ran Gottfried, Jerrold S. Gattegno, Mr. Yuval Yanai and Jonathan B. Siegel, assists the board of directors in determining compensation for our directors and officers. Ran Gottfried serves as Chairman of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory board member fees. Although foreign private issuers are not required to meet this heightened standard, our board of directors has determined that all of our expected compensation committee members meet this heightened standard.

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

•
if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•
if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

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

An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of the date of this annual report, we appointed Mr. Oren Grupi, CPA, who serves as partner at KPMG Somekh Chaikin, as our internal auditor.

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

Disclosure of Compensation of Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose the compensation of our chief executive officer and certain other most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, regulations promulgated under the Companies Law will require us, after we became a public company, to disclose the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer.

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

D.           Employees

As of December 31, 2023, we had 36 employees, all of whom are located in Israel.

	As of December 31,
	2021		2022		2023
	Company		Company		Company
	Employees	Consultants	Employees	Consultants	Employees	Consultants
Management	9		9		8
Research and development and other	44		46		28

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

 The number of shares that may be issued under the Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. Ordinary shares subject to outstanding awards under the Plan that subsequently expire, are cancelled, forfeited or terminated for any reason before being exercised will be automatically, and without any further action, returned to the “pool” of reserved shares and will again be available for grant under the Plan.  As of March 1, 2024, we had an aggregate of 641,914 ordinary shares available for issuance under the Plan (including ordinary shares underlying outstanding options and restricted share units).

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

F.           Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2024 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our directors, executive officers and director nominees; and

•	all of our executive officers, directors and director nominees as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 1, 2023, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 27,857,620 ordinary shares outstanding as of March 1, 2024.

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

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders
M. Arkin Dermatology Ltd. (1)	18,068,564	60.52%
Migdal Insurance & Financial Holdings Ltd. (2)	1,227,548	4.40%
Phoenix Holdings Ltd. (3)	2,574,922	9.24%

Directors and executive officers
Moshe Arkin (1)	18,154,564	61.35%
Alon Seri-Levy (4)	322,722	1.15%
Gilad Mamlok	*	*
Ofer Toledano	*	*
Ofra Levy-Hacham	*	*
Karine Neimann	*	*
Itzik Yosef	*	*

Itai Arkin	*	*
Ran Gottfried	*	*
Jerrold S. Gattegno	*	*
Hani Lerman	*	*

Jonathan Siegel
Sharon Kochan	*	*
Yuval Yanai	*	*
All directors and executive officers as a group (14 persons)	18,186,836	62.50%

* Less than 1%.

(1)
Arkin Dermatology directly owns 16,068,564 ordinary shares and 2,000,000 warrants to purchase up to 2,000,000 ordinary shares. Mr. Moshe Arkin, the chairman of our board of directors, is the sole shareholder and sole director of Arkin Dermatology and may therefore be deemed to be the indirect beneficial owner of the ordinary shares owned directly by Arkin Dermatology. In addition, Mr. Moshe Arkin directly owns 86,000 ordinary shares.

(2)
Based on the Schedule 13G/A filed with the SEC on January 31, 2024, the ordinary shares are beneficially owned by, among others, (i) provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal Insurance & Financial Holdings Ltd, each of which operates under independent management and makes independent voting and investment decisions, (ii) companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) their own account (Nostro account).

(3)
Based on the Schedule 13G/A filed with the SEC on February 12, 2024, the ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd., or the Subsidiaries.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

(4)
Consists of options to purchase 322,722 ordinary shares exercisable within 60 days of March 1, 2024. The exercise price of these options ranges between $1.59 and $11.21 per share and the options expire between March 2025 and July 2033.

 Record Holders

As of March 1, 2024, we had one holder of record of our ordinary shares in the United States, consisting of Cede & Co., the nominee of The Depository Trust Company. That shareholder held, in the aggregate, 13,667,923 ordinary shares, representing approximately 49.0% of the outstanding ordinary shares as of  March 1, 2024. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.           Related Party Transactions

Private Placement with Our Controlling Shareholder

On January 27, 2023, we entered into subscription agreement with Arkin Dermatology Ltd., pursuant to which Arkin Dermatology Ltd. agreed to purchase 2,000,000 unregistered ordinary shares and unregistered warrants to purchase up to 2,000,000 ordinary shares in a concurrent private placement  exempt from the registration of the Securities Act, at a price equal to the offering price of the ordinary shares in the January 2023 registered direct offering. Each of the warrants issued to Arkin Dermatology  is exercisable for one ordinary share, has an initial exercise price of $5.85 per share, is exercisable beginning six months from the date of issuance and will expire on January 27, 2028 and is subject to certain adjustments.   This private placement closed in April 2023 following shareholder approval.

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

Registration Rights Agreement

We were party to a registration rights agreement, pursuant to which we granted demand registration rights, short-form registration rights and piggyback registration rights to Arkin Dermatology, our controlling shareholder. All fees, costs and expenses of underwritten registrations are expected to be borne by us.  This registration rights agreement expired on February 5, 2023.  Our audit committee and board of directors have approved the renewal of the registration rights agreement on substantially the same terms as the agreement that expired, and our shareholders approved this renewal at a special shareholder meeting held on March 30, 2023.

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

On March 13, 2024, the last reported closing price of our Ordinary Shares on The Nasdaq Global Market was $1.055 per share.

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

              Under our amended and restated articles of association, our board of directors must consist of not less than five (5) but no more than nine (10) directors, including any external directors required to be appointed by the Companies Law. Pursuant to our amended and restated articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting. In addition, our amended and restated articles of association allow our board of directors to appoint new directors to fill vacancies on the board of directors if the number of directors is below the maximum number provided in our amended and restated articles. Furthermore, under our amended and restated articles of association, we have only one class of directors. For a more detailed description on the composition of our board of election procedures of our directors, other than our external directors, see “Item 6. Directors, Senior Management and Employees — C. Board Practices — Appointment of Directors and Terms of Officers.” External directors are elected for an initial term of a year, and may be elected for additional terms of a year except in the case of external directors whose terms of office are governed by the Israeli Companies Law, and may be removed from office pursuant to the terms of the Companies Law. For further information on the election and removal of external directors, see “Item 6. Directors, Senior Management and Employees — C. Board Practices — External Directors — Election and Dismissal of External Directors.”

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

Pursuant to the Companies Law, subject to certain exceptions with respect to the buyback by the Company of its ordinary shares, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

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

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in our amended and restated articles of association as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 10% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 5% of the voting rights at a general meeting of shareholders may request that our board of directors include a proposal that relates to the election or removal of a director in the agenda of a general meeting of shareholders to be convened in the future. One or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such any other matter at the general meeting.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 60 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

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

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Equinity  Trust Company, LLC.

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

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — 20% in 2024 (iii) non-Israeli residents — 20%, which may be reduced down to 4% in 2024, subject to certain conditions under the Investment Law and to a reduced tax rate under the provisions of an applicable double tax treaty.

Under the 2011 Amendment, a company located in Development Region “A” may be entitled to cash grants and the provision of loans under certain conditions, if approved. The rates for grants and loans shall not be fixed, but up to 20% of the amount of the approved investment. In addition, a company owning a Preferred Enterprise under the Grant Track may be entitled also to the tax benefits which are prescribed for a Preferred Company.

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

The 2017 Amendment provides that a Preferred company satisfying certain conditions will qualify as having a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Company qualified as having a “Preferred Technological Enterprise”  will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

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

We currently are not entitled to tax benefits under the 2017 Amendment.

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

Real Gain derived by corporations will be generally subject to the corporate tax rate of 23% in 2024.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income —23% for corporations in 2024, and a marginal tax rate of up to 50% for individuals, including an excess tax.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source at a rate of 25% if the seller is an individual and at the corporate tax rate (23% in 2024) if the seller is a corporation. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed, provided that (among other conditions) (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay Excess Tax (as further explained below). Capital gain is also reportable on the annual income tax return.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS  721,560 for 2024 linked to the annual change in the Israeli consumer price index, including, but not limited to income derived from, dividends, interest and capital gains.

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

Passive Foreign Investment Company

We believe that we were a passive foreign investment company, or PFIC, for our 2023 taxable year. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income (such as interest income); or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to cash or other assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock.

Because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ordinary shares, based on the value and composition of our assets for our 2023 taxable year (including, in particular, the size of our cash and other passive assets) and the changes in the market price of our ordinary shares during our 2023 taxable year, we expect that we will be treated as a PFIC for U.S. federal income tax purposes for our 2023 taxable year.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Depending on the market price of our ordinary shares and the composition of our assets, our status as a PFIC may change in subsequent years. However, if we are or were a PFIC for any taxable year during your holding period for our ordinary shares (or under proposed U.S. Treasury regulations, our warrants), we generally will continue to be treated as a PFIC with respect to your investment in our ordinary shares or warrants for all succeeding years during which you hold our ordinary shares or warrants, and, although subject to uncertainty, potentially our ordinary shares received upon exercise of such warrants. You are advised to consult your own tax advisor regarding the potential availability of a “deemed sale” election that would allow you to eliminate this continuing PFIC status under certain circumstances.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to adverse consequences under special tax rules with respect to any “excess distribution” (as defined below) you receive and any gain you realize from a sale or other disposition (including a pledge) of our ordinary shares or warrants, unless you make a valid “mark-to-market” election or “qualified electing fund” election, each as discussed below, and each of which may not be available for the warrants. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period will be treated as an excess distribution. Under these special tax rules:

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

If we are or were treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own a proportionate interest in such lower-tier PFICs that are directly or indirectly owned by us, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs you would be deemed to own. As a result, you may incur liability for any excess distribution described above if we receive a distribution from our lower-tier PFICs or if any shares in such lower-tier PFICs are disposed of (or deemed disposed of). You should consult your tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

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

Alternatively, if a non-U.S. entity treated as a corporation is a PFIC, a holder of shares in that entity may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election, or QEF election, to include in income its share of the entity’s income on a current basis. A U.S. Holder of our ordinary shares can make a QEF election, if we provide the certain necessary information with respect to our annual ordinary earnings and net capital gain, in the first taxable year that we are treated as a PFIC with respect to the U.S. Holder. A U.S. Holder must make the QEF election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to its timely filed U.S. federal income tax return. We plan to provide upon request or otherwise make available the information necessary for a U.S. Holder to make a QEF election with respect to us and will use commercially reasonable efforts to cause each lower-tier PFIC which we control, if any, to provide such information with respect to such lower-tier PFIC. However, no assurance can be given that such information will be available for any lower-tier PFIC.

If you make a QEF election with respect to a PFIC, you will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. If you make a QEF election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in your income as a result of the QEF election will not be taxable to you. You will increase your tax basis in our ordinary shares by an amount equal to any income you have included as a result of the QEF election and will decrease your tax basis in our ordinary shares by any amount distributed on the ordinary shares that you have not included in your income. In addition, you will recognize capital gain or loss on the disposition of our ordinary shares in an amount equal to the difference between the amount realized and your adjusted tax basis in our ordinary shares. You should note that if you make QEF elections with respect to us and any lower-tier PFICs, you may be required to pay U.S. federal income tax with respect to our ordinary shares for any taxable year significantly in excess of any cash distributions received on your ordinary shares for such taxable year.

A QEF election may not be available for our warrants regardless of whether we provide the information described above. You are strongly advised to consult your own tax advisors regarding making QEF elections in your particular circumstances.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621. If we are a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you. You are urged to consult your tax advisor regarding the application of the PFIC rules to an investment in ordinary shares or warrants.

              YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT ON YOUR INVESTMENT IN OUR ORDINARY SHARES OR WARRANTS IF WE WERE TO BE CONSIDERED A PFIC AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION OR QUALIFIED ELECTING FUND ELECTION.

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

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in NIS, accounting for more than half of our expenses in the year ended December 31, 2023, all of our financing has been in U.S. dollars and the vast majority of our liquid assets are held in U.S. dollars.  Furthermore, while we anticipate that a portion of our expenses, principally salaries and related personnel expenses in Israel, will continue to be denominated in NIS, we expect to incur an increasing amount of expenses in U.S. dollars as we progress in the development and the regulatory processes of our product candidates. Changes of 5% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 2.33% during the fiscal year ended on December 31, 2023. We also have expenses, although to a much lesser extent, in other non-U.S. dollar currencies, in particular the Euro.

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

Inflation-related risks

We do not believe that the rate of inflation in Israel has had a material impact on our business to date; however, our costs in Israel will increase if the inflation rate in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

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

 Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

  Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

(c)           Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)          Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.          [RESERVED]

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Jerrold S. Gattegno, Mr. Ran Gottfried and Mr. Yuval Yanai is an audit committee financial expert. Mr. Gattegno Mr. Ran Gottfried and Mr. Yuval Yanai, are independent directors for the purposes of the Nasdaq Listing Rules.

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

	Year Ended December 31,
Services Rendered	2023	2022
	(U.S. dollars in thousands)
Audit Fees (1)	220	189
Tax (2)	7	19
Other (3)	2	1
Total	229	204

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

Controlled Company

As a result of the number of shares owned by Arkin Dermatology, as of the date of this annual report, we are a “controlled company” under the Nasdaq corporate governance rules. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. Pursuant to the “controlled company” exemption, we are not required to, and do not expect to, comply with, the requirement that a majority of our board of directors consist of independent directors, and we are not required to, and do not  comply with, the requirement that we have a nominating committee composed entirely of independent directors with a written charter addressing such committee’s purpose and responsibilities. See “Item 6. Directors, Senior Management and Employees — C. Board Practices."

ITEM 16H.       MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.         DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.         INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K.         CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on the best common practice for our industry, ISO 27001 standards and SOX requirements.  This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the ISO 27001 and SOX requirements  as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.]

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

•	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;

•	a team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

•	cybersecurity awareness training of our employees, incident response personnel, and senior management;

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

•	a third-party risk management process for service providers, suppliers, and vendors who have access to our critical systems and information.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For more information, see the section titled “Risk Factor— General Risk Factors— Our business and operations may suffer in the event of information technology system failures, cyberattacks or deficiencies in our cyber-security.”

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function. The Board oversees implementation of our cybersecurity risk management program by management and our external information technology service provider.

The Board receives periodic reports from management on our cybersecurity risks. In addition, management updates the Board, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Board members receive presentations on cybersecurity topics from our Chief Operating Officer (COO), internal security staff or external experts as part of the Board’s continuing education on topics that impact public companies.

Our management team, including our COO and external Information Technologies services provider, are responsible for assessing and managing our material risks from cybersecurity threats. We have outsourced implementation and day-to-day function of our overall cybersecurity risk management program to our third-party information technology services provider. Our management team supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the information technology environment.

ITEM 17.          FINANCIAL STATEMENTS

Not applicable.

ITEM 18.          FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.          EXHIBITS

See Exhibit Index on page 131.

Exhibit Number	Exhibit Description

1.1
Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on January 23, 2018).

1.2*	Amended and Restated Articles of Association.

2.1	Form of Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).

2.2*	Description of Share Capital.

2.3*	Registration Rights Agreement by and between the Registrant and M. Arkin Dermatology Ltd., dated as of March 30, 2023.

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).

4.2	2014 Share Incentive Plan (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2020).

4.3*	Compensation Policy.

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

4.13*	Lease Agreement by and between the Registrant and Rachel Zacks, dated as of June 25, 2023.

4.14†
License Agreement between Sol-Gel Technologies Ltd. and Galderma Holding SA, dated June 21, 2021 (incorporated by reference to Exhibit 4.19 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2022).

4.15†
Supply Agreement between Sol-Gel Technologies Ltd., Galderma Holding SA, and Douglas Manufacturing Limited, dated June 21, 2021 (incorporated by reference to Exhibit 4.21 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2022).

4.16†
Termination Agreement between Padagis Israel Pharmaceuticals Ltd, and Sol-Gel Technologies Ltd., dated November 3, 2021 (incorporated by reference to Exhibit 4.22 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2022).

4.17†
Termination Agreement between Padagis Israel Pharmaceuticals Ltd, and Sol-Gel Technologies Ltd., dated November 3, 2021 (incorporated by reference to Exhibit 4.23 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2022).

4.18†^
Asset Purchase Agreement between Sol-Gel Technologies Ltd. and Pellepharm, Inc., dated January 23, 2023 (incorporated by reference to Exhibit 4.23 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2023).

4.19
Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on January 31, 2023).

4.20	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on January 31, 2023).

4.21
Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 of the Report of Foreign Private Issuer on Form 6-K submitted to with the Securities and Exchange Commission on January 31, 2023).

4.22*†	License Agreement between Sol-Gel Technologies Ltd. and Searchlight Pharma Inc. dated June 5, 2023.

4.23*†	License Agreement between Sol-Gel Technologies Ltd. and Searchlight Pharma Inc., dated June 5, 2023.

12.1 *	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 *	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 *	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 *	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 *	Consent of Independent Registered Public Accounting Firm

97.1 *	Sol-Gel Technologies Ltd. Policy for Recovery of Erroneously Awarded Compensation (*)

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

Date: March 13, 2024

SOL-GEL TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Sol-Gel Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sol-Gel Technologies Ltd. and its subsidiary (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. We determined there are no critical audit matters.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 13, 2024	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2000.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	December 31
	2022	2023
Assets
CURRENT ASSETS:
Cash and cash equivalents	$12,448	$7,513
Bank deposits	12,500	10,012
Marketable securities	8,678	20,471
Accounts receivables	62	377
Receivables from collaborative arrangements	7,858	-
Prepaid expenses and other current assets	1,509	2,794
TOTAL CURRENT ASSETS	43,055	41,167

NON-CURRENT ASSETS:
Restricted long-term deposits and cash equivalents	1,288	1,284
Property and equipment, net	660	434
Operating lease right-of-use assets	876	1,721
Other long-term assets	-	55
Funds in respect of employee rights upon retirement	749	626
TOTAL NON-CURRENT ASSETS	3,573	4,120
TOTAL ASSETS	$46,628	$45,287
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Accounts payable	$251	$154
Other accounts payable	2,360	3,921
Current maturities of operating leases	718	447
TOTAL CURRENT LIABILITIES	3,329	4,522

LONG-TERM LIABILITIES:
Operating leases liabilities	54	1,206
Liability for employee rights upon retirement	1,032	915
TOTAL LONG-TERM LIABILITIES	1,086	2,121

TOTAL LIABILITIES	4,415	6,643

COMMITMENTS (Note 7)

SHAREHOLDERS' EQUITY:
Ordinary shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2022 and 2023, respectively; issued and outstanding: 23,129,469 and 27,857,620 as of December 31, 2022 and December 31, 2023, respectively	638	774
Additional paid-in capital	234,640	258,173
Accumulated deficit	(193,065)	(220,303)
TOTAL SHAREHOLDERS' EQUITY	42,213	38,644
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$46,628	$45,287

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2021	2022	2023

COLLABORATION REVENUES	23,772	-	-
LICENSE REVENUES	7,500	3,883	1,554
TOTAL REVENUES	31,272	3,883	1,554

RESEARCH AND DEVELOPMENT EXPENSES	20,381	12,682	23,541
GENERAL AND ADMINISTRATIVE EXPENSES	8,451	7,445	7,373
OTHER INCOME, net	524	-	55
TOTAL OPERATING INCOME (LOSS)	2,964	(16,244)	(29,305)
FINANCIAL INCOME, net	257	1,321	2,067
NET INCOME (LOSS) FOR THE YEAR	3,221	(14,923)	(27,238)
BASIC EARNINGS (LOSS) PER ORDINARY SHARE	0.14	(0.65)	(1.01)
DILUTED EARNINGS (LOSS) PER ORDINARY SHARE	0.14	(0.65)	(1.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
BASIC	23,063,493	23,128,722	27,087,081
DILUTED	23,566,182	23,128,722	27,087,081

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary shares		Additional paid- in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2021	23,000,782	635	231,577	(181,363)	50,849
CHANGES DURING 2021:
Net income for the year	-	-		3,221	3,221
Issuance of shares through ATM, net of issuance costs	41,154	1	504	-	505
Vesting of restricted share units	19,170	*	*	-	*
Exercise of options	65,698	2	330	-	332
Share-based compensation	-	-	687	-	687
BALANCE AS OF DECEMBER 31, 2021	23,126,804	638	233,098	(178,142)	55,594
CHANGES DURING 2022:
Net loss for the year	-	-	-	(14,923)	(14,923)
Exercise of options	2,665	*	15	-	15
Share-based compensation	-	-	1,527	-	1,527
BALANCE AS OF DECEMBER 31, 2022	23,129,469	638	234,640	(193,065)	42,213
CHANGES DURING 2023:
Net loss for the year				(27,238)	(27,238)
Issuance of shares and warrants through public offering, net of issuance costs	2,560,000	74	11,468		11,542
Issuance of shares and warrants through private placement from the controlling shareholder	2,000,000	56	9,944		10,000
Exercise of options	168,151	6	262		268
Share-based compensation			1,859		1,859
BALANCE AS OF DECEMBER 31, 2023	27,857,620	774	258,173	(220,303)	38,644

* less than $1 thousand

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2021	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	3,221	(14,923)	(27,238)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation	880	562	342
Loss (income) from disposal of property and equipment	29	-	(55)
Changes in accrued liability for employee rights upon retirement	(32)	20	6
Share-based compensation expenses	687	1,527	1,859
Net changes in operating leases	14	(194)	35
Changes in fair value of marketable securities	(125)	119	(436)
Financial expenses (income), net	55	(133)	89
Changes in operating asset and liabilities:
Receivables from collaborative arrangements	(18,314)	12,609	7,858
Accounts receivables	-	(62)	(315)
Prepaid expenses and other current assets	274	(709)	(1,340)
Accounts payable, accrued expenses and other	5,620	(8,300)	1,465
Net cash used in operating activities	(7,691)	(9,484)	(17,730)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(143)	(171)	(134)
Proceeds from sale of property and equipment	-	-	74
Short-term deposits	(48)	8,948	2,488
Long-term deposits	(5)	10	(813)
Investments in marketable securities	(6,716)	(10,006)	(23,164)
Proceeds from sale and maturity of marketable securities	26,784	2,918	11,807
Net cash provided by (used in) investing activities	19,872	1,699	(9,742)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares through ATM, net of issuance costs	505	-	-
Proceeds from exercise of options	332	15	268
Proceeds from issuance of shares and warrants through placement from the controlling shareholder	-	-	10,000
Proceeds from issuance of shares and warrants through public offering, net of issuance costs	-	-	11,542
Net cash provided by financing activities	837	15	21,810
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	(55)	133	(73)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	12,963	(7,637)	(5,735)
CASH AND CASH EQUIVALENTS AND RESRICTED CASH EQUIVALENTS AT BEGINNING OF THE YEAR	8,272	21,235	13,598
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT END OF THE YEAR	21,235	13,598	7,863

Cash and Cash equivalents	20,085	12,448	7,513
Restricted cash equivalents	1,150	1,150	350
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS SHOWN IN STATEMENT OF CASH FLOWS	21,235	13,598	7,863
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Recognition of new operating lease ROU and liabilities	253	88	1,590

SUPPLEMENTARY INFORMATION:
Income taxes paid	34	-	-
Interest received	774	392	1,261

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 - NATURE OF OPERATIONS

Sol-Gel Technologies Ltd. (collectively with its U.S. subsidiary, the "Company") is an Israeli Company incorporated in 1997.

The Company is an innovative dermatology company with a successful track record of two NDA approvals and advanced orphan drugs pipeline. The Company has two approved drugs: (i) Twyneo®, which was developed for the treatment of acne vulgaris and received marketing authorization by the U.S. Food and Durg Administration (the "FDA") on July 27, 2021 and (ii) Epsolay®, a treatment for subtype II rosacea that received marketing authorization by the FDA on April 25, 2022. In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of Twyneo® and Epsolay®, in the United States, see Note 9a. On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician. On June 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician. In addition to the novel products, the Company’s products included the approved generic products Acyclovir, Ivermectin and other generic product candidates. In November 2021, the Company entered into an agreement with Padagis, to sell its rights in relation to ten generic collaborative agreements between the parties, including the agreements for the two aforementioned approved generic drug products. Under the new agreement, the Company has retained collaboration rights to two generic programs related to four generic drug candidates, see Note 8c.

On January 27, 2023 the Company entered into an asset purchase agreement ("APA") with PellePharm, Inc. (hereafter-“PellePharm”), pursuant to which the Company agreed to purchase all of the assets related to the topically-applied patidegib, a hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome (such compound designated as investigational compound SGT-610). On January 30, 2023, upon closing of the transaction, the Company paid an upfront payment (hereafter- "upfront payment") of $4 million to PellePharm. The Company is required to pay an additional amount of $0.7 million, subject to the terms as defined in the APA, 15 months from the closing date. In addition, the Company will be required to pay total development and NDA acceptance milestones of up to $6 million, and up to $64 million in commercial milestones which amount increases to $89 million when sales exceed $500 million as well as single digit royalties which increase to double digit royalties when sales exceed $500 million.

The upfront payment and the additional development milestone payments under the APA represent payments for research and development in-process ("IPR&D") acquired as part of an asset purchase, which has not reached technological feasibility and has no alternative future use. Accordingly, such payments are expensed as incurred and are recognized as research and development expenses.

The Company has a wholly owned U.S. subsidiary - Sol-Gel Technologies Inc. (the "Subsidiary"). The Subsidiary supports the Company with regard to marketing, regulatory affairs and business development relating to its products and technology in the U.S.

In October 2023, Hamas terrorists infiltrated Israel’s southern border and launched a series of attacks against Israel. Following these attacks, Israel’s security cabinet declared war against Hamas and initiated a military campaign. As of the issuance date of this report, there was no material impact on the Company's ongoing operations in Israel. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

Risk and Uncertainties

Since incorporation through December 31, 2023, the Company has an accumulated deficit of approximately $220,303 and its activities have been funded mainly by its shareholders, collaboration revenues and license agreements, see also Notes 8 and 9. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 - NATURE OF OPERATIONS (continued):

In addition, management is continuing to analyze cash resources and considering raising additional funding from different sources, such as corporate collaborations, public or private equity offerings and/or debt financings. On August 9, 2023, following a recent assessment of partner licensing revenues and the delay in the development of SGT-210, the Company announced a restructuring plan to reduce operating expenses as part of cost-saving measures. The restructuring plan’s cost-saving measures included workforce reductions of about 25 employees, as well as other cost-mitigation measures and was completed during the third quarter.

Management expects that the Company's cash and cash equivalents, deposits and marketable securities as of December 31, 2023 will allow the Company to fund its operating plan through at least the next 12 months from the financial statement issuance date.

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

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items in the statements of operations (indicated below), the following exchange rates are used: (1) for transactions — exchange rates at transaction dates or average rates; and (2) for other items (derived from non-monetary balance sheet items such as depreciation) — historical exchange rates. Currency transaction gains and losses are presented in financial income or expenses, as appropriate.

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

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

d.
Bank deposits

Bank deposits with original maturity dates of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an average annual rate of approximately 1.8%-5.9% in 2023. Interest accrued on bank deposits was recorded as interest receivable as part of "Prepaid expenses and other current assets" in the company’s balance sheet.

Bank deposits with maturity of more than one year are considered long-term.

As of December 31, 2023, the Company has a restricted deposit in the amount of $1,167 in order to secure certain transactions with its banks. This amount is presented under restricted long-term deposits and cash.

e.
Marketable securities

Marketable securities consist of debt securities. The Company elected the fair value option to measure and recognize its investments in debt securities in accordance with ASC 825, Financial Instruments as the Company manages its portfolio and evaluates the performance on a fair value basis. Changes in fair value, realized gains and losses on sales of marketable securities, are reflected in the statements of operation as finance expense (income), net. Marketable securities are classified under current assets in the consolidated balance sheet as they represent the investment of funds available for the Company’s current operations.

f.
Derivatives and hedging

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure in currencies other than the U.S. dollar. The derivatives do not qualify for hedge accounting, therefore the changes in the fair value are included in financial expense (income), net.

The currency hedged items are denominated in New Israeli Shekel (NIS). The counterparties to the derivatives are major banks in Israel.

g.	Accounts receivables Accounts receivable are initially recognized at the transaction price and subsequently measured at amortized cost less any allowance for expected credit losses.

h.	Property and equipment

1)	Property and equipment are stated at cost, net of accumulated depreciation and amortization.

2)	The Company’s property and equipment are depreciated utilizing the straight-line method based on their estimated useful life. Annual rates of depreciation are as follows:

%
Laboratory equipment	10 – 33 (mainly 15 – 25)
Office equipment and furniture	7 – 15
Computers and related equipment	33

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Leasehold improvements are amortized utilizing the straight-line method over the shorter of the expected lease term or the estimated useful life of the improvements.

i.
Impairment of long-lived assets

The Company tests long-lived assets for impairment whenever events or circumstances present an indication of impairment. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than these assets' carrying amount, an impairment loss would be recognized. The assets would then be written down to their estimated fair values.

During the three years ended December 31, 2023, the Company did not recognize an impairment loss on its long-lived assets.

j.
Share-based compensation

The Company accounts for employees’ and non-employees' share-based payment awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment compensation is recognized as an expense over the requisite service period.

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

Acquisitions of in-process research and development product candidates, which are not part of a business combination and that have no alternative use, are recognized as an expense as research and development expenses as incurred.

Grants received from Israel Innovation Authority (hereafter — “IIA”), formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there is reasonable assurance the grant will be received. The grant is deducted from the research and development expenses as the applicable costs are incurred. See Note 7a(1).

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

An entity only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer, after considering any price concession expected to be provided to the customer, as applicable. At contract inception, the entity assesses the goods or services promised within each contract, determines whether they are performance obligations and assesses whether each promised good or service is distinct. A good or service promised to a customer is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. The entity then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

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

For arrangements that include a significant financing component, the company separates the significant financing component from the revenue and interest income is recorded when payments are received. See Note 8.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Revenue recognition (continued):

Licensing agreements

The Company has license agreements with two parties, Galderma and Searchlight.

In its license agreements with Galderma, the Company has identified one performance obligation (see Note 9a): grant of the license and use of its IP. The grant of the license and use of its IP performance obligation is considered to be a right to use IP in accordance with ASC 606. Therefore, revenue is recognized at a point in time, upon transfer of control over the license to the licensee.

In its license agreements with Searchlight (see Note 9b), the Company has identified two performance obligations: grant of the license and use of its IP, as well as continuing support during the regulatory approval process. The grant of the license is recognized at a point in time, upon transfer of control over the license to the licensee, while the services are recognized over time as the services are performed.

ASC 606 defines the ‘Transaction Price’ as the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to a customer. License agreements may contain variable consideration contingent upon the licensee achieving certain milestones, as well as sales-based royalties, in accordance with the relevant agreement. Variable payments, contingent on achieving additional milestones, are included in the transaction price based on most likely amount method. Amounts included in the transaction price are recognized only when it is probable that a significant reversal of cumulative revenues will not occur, usually upon achievement of the specific milestone, in accordance with the relevant agreement. Sales-based royalties are not included in the transaction price. Rather, they are recognized as the related sale occurs, due to the specific exception of ASC 606 for sales-based royalties in licensing of intellectual properties.

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

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.
Leases

Right of use ("ROU") assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company’s lease terms may include periods covered by options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option to extend the lease or not exercise the option to terminate the lease.

The Company uses the implicit rate when readily determinable. As the Company’s leases do not provide an implicit rate, the Company uses its estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Lease expense for operating lease is recognized on a straight-line basis over the lease term. The Company elected to not separate lease and non-lease components for the leases. The Company elected the practical expedient of the short-term lease recognition exemption for all leases with a term shorter than 12 months.

Additionally, the company applies the portfolio approach to account for operating lease ROU asset and liabilities for certain car leases and incremental borrowing rates.

o.
Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and certain receivables. The Company deposits cash and cash equivalents with highly rated financial institutions. In addition, all marketable securities either carry a high rating or are government insured. The Company has not experienced any material credit losses in these accounts and does not believe it is exposed to significant credit risk on these instruments.

p.
Earnings (loss) per share

Basic earnings (loss) per share is computed based on net earnings (loss) for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is based upon the weighted average number of ordinary shares and of potential ordinary shares outstanding when dilutive. Potential ordinary shares include outstanding stock options and warrants, which are included under the treasury stock method when dilutive.

The calculation of diluted earnings (loss) per share does not include 3,397,834 , 3,900,837 and 7,070,688 options and warrants for the years ended December 31, 2021, 2022 and 2023, respectively, because their effect would be anti-dilutive.

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

The fair value of bank deposits approximates their carrying value, since they bear interest at rates close to the prevailing market rates. In addition, due to the short-term nature and/or low-risk nature of the Company's cash and cash equivalents, restricted cash equivalents, accounts receivable, accounts payable and other payables , their carrying amounts approximates their fair value.

r.
Recently issued accounting pronouncement

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements and related disclosures.

NOTE 3 - MARKETABLE SECURITIES:

The following table sets forth the Company’s marketable securities for the indicated period:

	December 31,
	2022	2023
Level 2 securities:
U.S government and agency bonds	1,494	2,583
Other foreign government bonds	-	1,946
Corporate bonds*	7,184	15,942
Total	8,678	20,471

* Investments in Corporate bonds rated A or higher.

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

The cost of marketable securities as of December 31, 2023 is $20,180.

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the years ended December 31, 2022 and 2023:

	December 31,
	2022	2023
Balance at beginning of the year	$1,709	$8,678
Additions	10,006	23,164
Sale or maturity	(2,918)	(11,807)
Changes in fair value during the year	(119)	436
Balance at end of the year	$8,678	$20,471

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 - MARKETABLE SECURITIES (continued):

As of December 31, 2023, all the Company’s debt securities had the following maturity dates:

Market value
December 31,
2023
Due within one year	16,127
Between 1-2 years	4,344

NOTE 4 - PROPERTY AND EQUIPMENT

	December 31
	2022	2023
Cost:
Laboratory equipment	$3,688	$3,514
Office equipment and furniture	265	288
Computers and software	428	451
Leasehold improvements	1,993	1,985
	6,374	6,238
Less:
Accumulated depreciation and amortization	(5,714)	(5,804)
Property and equipment, net	$660	$434

Depreciation and amortization expense totaled $880, $562 and $342 for the years ended December 31, 2021, 2022 and 2023, respectively.

NOTE 5 - LEASES:

The Company leases offices and vehicles under operating leases. For leases with terms greater than 12 months, the Company records right of use assets and lease liabilities at the present value of lease payments over the leases term.

Offices
The Company leases office spaces and research and development facilities under several agreements. These agreements are linked to the change in the Israeli consumer price index and were to expire in December 2023. In June 2023, the Company signed on extension to the office lease agreement, for the period starting January 1, 2024 for an additional period of two years, with an option to extend the agreement for another two years, meaning a maximum extension period of four years. These agreements are classified as operating leases and are presented under operating lease right-of-use assets and operating leases liabilities. A restricted deposit of $116 has been deposited in order to secure the agreement.

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

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 5 - LEASES (continued):

Lease Position

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheet:

	As of December 31,
	2022	2023

Assets
Operating Leases
Operating lease right-of-use assets	876	1,721

Liabilities
Current liabilities
Current maturities of operating leases	718	447
Long-term liabilities
Non-current operating leases	54	1,206

Weighted Average Remaining Lease Term
Operating leases	0.45	3.73
Weighted Average Discount Rate
Operating leases	6.11%	13.3%

Lease Costs

The table below presents certain information related to lease costs of operating leases:

	Year Ended December 31,
	2022	2023
Operating lease cost:	797	745

The table below presents supplemental cash flow information related to leases:

	Year Ended December 31,
	2022	2023
Cash paid for amounts included in the measurement of leases liabilities:
Operating cash flows from operating leases	989	799

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 5 - LEASES (continued):

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows under leases as of December 31, 2023 were as follows:

Operating Leases
For the year ending December 31,
2024	592
2025	539
2026 and thereafter	912
Total minimum lease payments	2,043

Less: amount of lease payments representing interest	(390)
Present value of future minimum lease payments	1,653
Less: Current maturities of operating leases	447
Long-term operating leases liabilities	1,206

NOTE 6 - EMPLOYEE SEVERANCE BENEFITS:

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

For employees whose employment term began prior to August 2014, the severance payment liability (based upon length of service and the latest monthly salary — one month’s salary for each year employed) is recorded on the Company’s balance sheet under “Liability for employee rights upon retirement". The liability is recorded as if it was payable at each balance sheet date on an undiscounted basis.

This liability is funded in part from the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the balance sheets under “Funds in respect of employee rights upon retirement.” These policies are the Company’s assets.

The amounts of severance payment expenses were $445, $461 and $445 for the years ended December 31, 2023, 2022 and 2021, respectively, of which $389, $405 and $404 in the years ended December 2023, 2022 and 2021, respectively, were in respect of the Contribution Plan.

The Company expects to contribute approximately $401 in the year ending December 31, 2024 to insurance companies in connection with its expected severance liabilities for that year.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 7 - COMMITMENTS:

a.	Royalty Commitments:

1)
The Company is obligated to pay royalties to the IIA on proceeds from the sale of products developed from research and development activities that were funded, partially, by grants from the IIA.

Under the specific terms of the funding arrangements with the IIA, royalties of 3.5% to 25% are payable on the sale of products developed with funding received from the IIA, which payments shall not exceed, in the aggregate, 300% of the amount of the grant received (dollar linked), plus interest at annual rate based on the 12-month SOFR rate as published by CME Group on the first day of commerce or any other body certified by the Federal Reserve, or according to an alternative bulletin as published by the Bank of Israel.

Up to December 31, 2023, the Company had recognized and received grants from the IIA in the aggregate amount of $1,430 (no grants were received in the years ended December 31, 2021, 2022 and 2023). Through December 31, 2023, the Company recorded an accumulated royalty expense of $2,170 as royalties to the IIA with respect to revenue recognized through December 31, 2023 ($23, $24 and $37 were recorded in 2021, 2022 and 2023 accordingly, as an expense in the consolidated statements of operations).

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

Royalties of 1.5% of net sales related to certain patents. 1.5% – 8% of proceeds received by the Company for the sublicense or license of certain patents.

Royalty expenses in immaterial amounts were recorded in 2021, 2022 and 2023 in respect of these agreements.

According to the agreements, the Company may continue commercial use of certain Yissum’s patents in connection with the products and subject to the obligation to pay Yissum the royalties and the sub-license fees.

The Company granted rights to a third party for use and commercialization of certain Yissum patents.

b.	As to collaboration agreements, see detailed information in Note 8.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - COLLABORATION AGREEMENTS:

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

c.
Under the agreements, the Partner is obligated to conduct regulatory, scientific, clinical and technical activities necessary to develop the product and prepare and file an abbreviated new drug application ("ANDA"), with the FDA and gain regulatory approval. The Company participates in the development of the product candidates, including participation in joint steering committees and is obligated for sourcing the active pharmaceutical ingredient (API) during the development phase.

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

In November 2021, the Company entered into a new agreement ("New Agreement") with the Partner, to sell its rights to the Partner in relation to ten generic collaborative agreements between the parties in consideration of $21,500 which was paid over 24 months. Under the New Agreement, the Company has retained collaboration rights to two generic programs related to four generic drug candidates, and is no longer entitled to receive its share in profit as detailed above.

In addition, the Company ceased paying any outstanding and future operational costs related to these collaborative agreements.

NOTE 9 – LICENSE AGREEMENTS:

a.
In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of two of the Company's most advanced investigational drug products (Twyneo® and Epsolay®) in the United States. The Company is entitled to amounts of up to $7.5 million per product in upfront payments and regulatory approval milestone payments assuming 2021 approval of each respective product. The Company is also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.

According to the agreement, the Company has an option to regain commercialization rights five years following first commercialization.

On July 27, 2021, the Company announced that the FDA approved the Company’s first proprietary drug product, Twyneo®. On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician, see further details in Note 1. In March 2022, the Company had refunded the $4 million upfront payment to Galderma, since FDA approval for Epsolay® had not been received as of December 31, 2021. On April 25, 2022, the Company announced that the FDA approved the drug product, Epsolay®, which entitled the Company to a $3.5 million milestone payment, as per the license agreement. In May 2022, the Company has received the $3.5 million payment from Galderma. On June 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician, see further details in Note 1. During 2023 and 2022, the Company recognized $1,027 and $306, respectively, as revenue from royalties in respect of the license agreement for both products.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 – LICENSE AGREEMENTS (continued):

b.
On June 6, 2023, the Company and Searchlight Pharma Inc. (“Searchlight”), a private Canadian specialty pharmaceutical company, signed on an exclusive license agreements for Twyneo® and Epsolay® for the Canadian market, over a fifteen-year term that is renewable for subsequent five-year periods. Searchlight will be responsible for obtaining and maintaining any regulatory approvals required to market and sell the drugs in Canada, with support from the Company.

Under the agreement, the Company will receive up to $11 million in upfront payments and regulatory and sales milestones for both drugs, combined. In addition, the Company will be entitled to royalty percentages of all Canadian net sales ranging from low-double-digits to high teens.

In June 2023, the Company received $500 as an upfront payment in connection with the license agreement and related support provided to Searchlight for obtaining the regulatory approval in the Canadian market. The Company is also required to support Searchlight during such period if needed based on agreed upon rates. The Company has identified two performance obligations in the license agreement as follows: (i) the license to market the products in Canada; and (ii) continuing support during the regulatory approval process. Accordingly, the Company recognized $380 as license revenue in the period and recorded $120 as contract liability in respect of the support services.

NOTE 10 -  SHARE CAPITAL:

a.	Ordinary shares Rights of the Company’s ordinary shares

Each ordinary share is entitled to one vote. The holder of an ordinary share is also entitled to receive dividends whenever funds are legally available, when and if declared by the Board of Directors. Since its inception, the Company has not declared any dividends.

1)
In July 2021, the Company entered into an ATM sales agreement ("2021 ATM Agreement") with Jefferies LLC ("Jefferies"), pursuant to which the Company was entitled, at its sole discretion, to offer and sell through Jefferies, acting as sales agent, shares having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company agreed to pay Jefferies a commission of 3.0% of the gross proceeds from the sale of shares under the facility.

Under the 2021 ATM Agreement, 41,154 shares were sold under the program for total gross proceeds of approximately $0.5 million. On April 2022, the Company terminated the 2021 ATM Agreement, effective on the same date.

2)
On January 27, 2023, the Company entered into a securities purchase agreement (hereafter - “Purchase Agreement”) with Armistice Capital, pursuant to which the Company issued to Armistice Capital (i) 2,560,000 ordinary shares of the Company (the "Ordinary Shares"), par value NIS 0.1 per share in a registered direct offering (the " Registered Direct Offering") at a price of $5.00 per ordinary share and (ii) in a concurrent private placement unregistered warrants to purchase up to 2,560,000 Ordinary Shares (the "Investor Warrants"). Each of the Investor Warrants are exercisable for one ordinary share, have an exercise price of $5.85 and will become exercisable beginning six months from the date of issuance and will expire on January 27, 2028. The sale of the Ordinary Shares in the Registered Direct Offering was made by means of a shelf registration statement. The Offering closed on January 31, 2023. The gross proceeds from the Registered Direct Offering were approximately $12.8 million.

Concurrently with the signing of the Purchase Agreement, the Company also entered into a subscription agreement (hereafter - “Subscription Agreement”) between the Company and M. Arkin Dermatology Ltd., the Controlling Shareholder of the Company, pursuant to which M. Arkin Dermatology Ltd. agreed to purchase 2,000,000 unregistered Ordinary Shares and unregistered warrants to purchase up to 2,000,000 ordinary shares (the “PIPE Warrants” and, together with the Investor Warrants, the “Warrants”) in a concurrent private placement (hereafter- “Affiliate Private Placement"), at a price equal to the offering price of the Ordinary Shares in the Offering. The Affiliate Private Placement agreement was contingent on certain conditions and was approved by the Company’s shareholders in March 2023. The total proceeds of $10,000 were received in April 2023.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 -  SHARE CAPITAL (continued):

b.	Share-based compensation:

1)
Option plan

In December 2014, the Company’s Board of Directors approved a share incentive plan (hereafter — the Plan) and reserved a pool of 629,025 ordinary shares, par value NIS 0.1 each, or such other number as the Board may determine, subject to certain terms and conditions as defined in the Plan. According to the Plan, the Company may issue shares or restricted shares, grant options or restricted share units and other share-based awards (hereafter — the Awards) to the Company's employees, consultants, directors and other service providers.

In March 2023, the Company’s Board of Directors approved an increase of the ordinary shares that may be issued under the Company’s Plan by reserving an additional amount of 1,250,000 ordinary shares.

The Plan is designed to enable the Company to grant awards to purchase ordinary shares under various and different tax regimes including, without limitation: pursuant and subject to Section 102 of the Israeli Tax Ordinance, pursuant and subject to Section 3(i) of the Israeli Tax Ordinance and under Internal Revenue Code Section 422.

The awards may be exercised after vesting and in accordance with vesting schedules which will be determined by the Board of Directors for each grant. The maximum term of the awards is 10 years. The fair value of each option granted under the Plan is estimated using the Black-Scholes option pricing method. Expected volatility is based on the historical volatility of the company and of comparable peer companies.

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

As of December 31, 2023, 641,404 ordinary shares remain available for future grants under the Plan.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10  -  SHARE CAPITAL (continued):

2)	Options grants

a.	Option granted to employees and directors During the twelve months ended December 31, 2023, the Company granted 749,750 options to employees and executive officers:

i.
In March 2023, the Company granted a total of 53,092 options to several employees to purchase ordinary shares at exercise prices of either $4.63 or $5.6 per share.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

ii.
In March 2023, the Company granted a total of 439,314 options to several executive officers to purchase ordinary shares at an exercise price of $4.63 or $5.6 per share.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

iii.
In March 2023, the board of directors approved and recommended the Company's shareholders to approve a grant of 257,344 options to the Company's CEO to purchase ordinary shares at an exercise price of $5.6 per share. The Company's shareholders approved the grant on July 26, 2023.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

The weighted average fair value of options granted in 2022 and 2023 was $4.49 and 2.01, respectively. The underlying data used for computing the fair value of the options are as follows:

	2022	2023
Value of one ordinary share	$4.98-$10.0	$3.59-$3.8
Dividend yield	0%	0%
Expected volatility	57.8%-62.6%	55%-56%
Risk-free interest rate	2.5%-4.2%	3.97%-4.1%
Expected term	7 years	7 years

The total unrecognized compensation cost of employee options at December 31, 2023 is $1,497, which is expected to be recognized over a period of 3.19 years.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 -  SHARE CAPITAL (continued):

The following table summarizes the number of options granted to employees under the Plan for the year ended December 31, 2023, and related information:

	Year ended December 31
	2022			2023
	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
Options outstanding at the beginning of the year	1,131,029	$5.64	5.73	1,864,377	$7.09	7.11
Granted	747,488	$9.31	9.21	749,750	$5.52	9.15
Exercised	(2,665)	$5.69	-	(168,151)	$2.8	-
Expired	(450)	$9.93	-	(57,740)	$8.63	-
Forfeited	(11,025)	$7.58	-	(67,114)	$7.8	-
Options outstanding at the end of the year	1,864,377	$7.09	7.11	2,321,122	$6.57	6.54
Options exercisable at the end of the year	1,179,132	$5.14	3.99	1,547,237	$6.17	3.72

b.
Option granted to non-employees

All compensation cost of non-employees' options were fully recognized as of December 31, 2023.

The following table summarizes the number of options granted to non-employees under the Plan as of December 31, 2023, and related information (no options were granted to non-employees in 2023):

	December 31
	2023
	Number of options	Weighted average exercise price	Weighted average remaining contractual life
Options outstanding at the end of the year	198,575	$7.70	3.84
Options exercisable at the end of the year	198,575	$7.70	3.84

c.
Restricted Share Units (RSUs) granted to Directors

In February 2018 and September 2018, the board of directors approved and recommended the Company shareholders to approve a total grant of 46,000 and 11,500 RSUs, respectively, to its independent and external directors that vest annually in equal portions over a three-year period. The fair value of shares as of the date of grant was $495 and $105 respectively. As of December 31, 2023, the RSUs had vested.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 -  SHARE CAPITAL (continued):

The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2021	2022	2023
Research and development expenses	$33	$665	$701
General and administrative expenses	$654	$862	$1,158
	$687	$1,527	$1,859

NOTE 11 - TAXES ON INCOME:

a.
Tax rates in Israel

The Company is taxed in accordance with Israeli tax laws. The corporate tax rates applicable to 2021, 2022 and 2023 is 23%. Capital gain is subject to capital gain tax according to the corporate tax rate in the year the assets are sold.

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

The period of tax benefits, as described above, is limited to 12 years from the beginning of the Benefited Enterprise election year (2012). As of December 31, 2023, the period of benefits has not yet commenced.

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

In the event of failure to comply with these conditions, the benefits may be canceled, and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest.

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

NOTE 11 - TAXES ON INCOME (continued):

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

As of December 31, 2023, the Company’s management decided not to adopt the application of the Amendment.

There is no assurance that future taxable income of the Company will qualify as benefited or preferred income or that the benefits described above will be available to the Company in the future.

d.	Tax assessments Tax assessments filed by the Company through the year 2018 are considered to be final.

e.
Losses for tax purposes carried forward to future years

As of December 31, 2023, the Company had approximately $187.4 million of net carry forward tax losses which are available to reduce future taxable income with no limited period of use.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 - TAXES ON INCOME (continued):

f.	Deferred income taxes:

	December, 31
	2022	2023
In respect of:
Net operating loss carry forward	40,779	43,113
Research and development expenses	3,254	4,337
Other	661	462
Less – valuation allowance	(44,694)	(47,912)
Net deferred tax assets	-	-

g.
Reconciliation of theoretical tax expenses to actual expenses

Actual tax expenses are in respect of the U.S. subsidiary. The primary reconciling items between the statutory tax rate of the Company and the effective rate are the full valuation allowance of deferred tax assets and nondeductible expenses in relation to the operations in Israel.

h.	Roll forward of valuation allowance

Balance as of January 1, 2021	$43,053
Additions	2,255
Balance as of December 31, 2021	$45,308
Deductions	(614)
Balance as of December 31, 2022	$44,694
Additions	3,218
Balance as of December 31, 2023	$47,912

i.	Provision for uncertain tax positions As of December 31, 2022, and 2023, the Company does not have a provision for uncertain tax positions.

NOTE 12 -  SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

Other accounts payables and accruals

	December, 31
	2022	2023

Accrued expenses	$1,257	$2,054
Employees payables	883	603
APA payable (see note 1)	-	700
Other	220	564
	$2,360	$3,921

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 13 - RELATED PARTIES

a.	Related parties include the controlling shareholder and companies under his control, the Board of Directors and the executive officers of the Company.

b.	As to options and restricted shares granted to directors and executive officers, see Note 10b(2)a and Note 10d.

c.	As to the Subscription Agreement with the controlling shareholder, see Note 9a(2).