Form 20-F
period 2024-12-31
Sol-Gel Technologies Ltd.
filed 2025-04-29
CIK 1684693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______________ to __________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

Commission file number: 001-38367

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

Title of Class	Number of Shares Outstanding
Ordinary Shares, par value NIS 0.1 per share	27,857,620

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

Yes ☐        No ☒

INTRODUCTION

All references to “Sol-Gel,” “Sol-Gel Technologies,” “we,” “us,” “our,” “the Company” and similar designations refer to Sol-Gel Technologies Ltd. The terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 3.647, NIS 3.627 and NIS 3.519 to $1.00, based on the exchange rates reported by the Bank of Israel on December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

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

•	“approved products” - Twyneo and Epsolay;

•	“product candidates” - SGT-610 and SGT-210; and

•	“our products” - both approved products and product candidates.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this annual report on Form 20-F may be deemed to be “forward-looking statements,” including some of the statements made under Item 3.D. “Risk Factors,” Item 5 “Operating and Financial Review and Prospects,” “Business” and elsewhere in this annual report constitute forward-looking statements. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “predict,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Forward-looking statements are based on information we have when these statements are made or our management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•
the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives;

•	the benefits of and projections of our future financial performance as a result of our development of SGT-610;

•	our ability to enroll patients in our clinical trials and the possibility that patients would discontinue their participation in our clinical trials;

•	our ability to complete the development of our product candidates;

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

•
our dependence on the success of Beimei Pharmaceutical Co. Ltd (“Beimei”) and Searchlight Pharma Inc. (“Searchlight”) and our other licensees in commercializing our approved products in China, Canada and in other licensed territories, respectively;

•	the ability of Sol-Gel and its licensees to obtain and maintain the regulatory approval of Twyneo and Epsolay in various territories;

•
our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained;

•	our ability to find suitable co-development, contract manufacturing and marketing partners to our products;

•	our ability to commercialize and launch our product candidates;

•	our ability to obtain and maintain adequate protection of our intellectual property;

•	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

•	acceptance of our products by healthcare professionals and patients;

•	the possibility that we may face third-party claims of intellectual property infringement;

•
intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

•	potential product liability claims;

•	potential adverse federal, state and local government regulation in the United States, Europe, China or Israel;

•	our failure to maintain compliance with the Nasdaq Listing Rules;

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

Readers are urged to carefully review and consider the various disclosures made throughout this annual report on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report on Form 20-F are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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

•
Under our agreement with Mayne Pharma Group Limited (“Mayne”), Mayne is obligated to pay us an amount of $6,000,000 within 180 days of execution of the agreement. If Mayne fails to timely make this payment, our operational capabilities, including our ability to complete clinical trials for SGT-610, will be jeopardized. Such failure could materially and adversely impact our financial position, delay our product development, and significantly hinder our overall business objectives.

•	All of our product candidates are in development stage; therefore, we have not yet obtained regulatory approval for our product candidates in the United States or any other country.

•	We are dependent on the success of Twyneo, Epsolay and our product candidates for the treatment of topical dermatological conditions.

•
Our business is highly dependent on market perception of us and the safety and quality of Twyneo, Epsolay and our product candidates, if approved. Our business or products could be subject to negative publicity, which could have a material adverse effect on our business.

•
Although we have entered into exclusive license agreements with Beimei, Searchlight, and other licensees for China, Canadian and other territories commercial activities for Twyneo and Epsolay, we have a limited operating history in the dermatological prescription drug space which may makes it difficult to evaluate the success of our business to date and to assess our future viability.

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

•
We rely on commercialization partners to commercialize Twyneo and Epsolay in China, Canada and other jurisdictions around the world and may depend on other parties for commercialization of Twyneo and Epsolay in other jurisdictions outside of China and Canada, and the development and commercialization of our product candidates, if approved. We also rely on our collaborators and licensees to provide us with accurate reports in order for us to accurately report our royalty revenues and sales-based milestone payments. Any collaborative arrangements that we have (including our agreements with Beimei and Searchlight) or may establish in the future may not be successful or we may otherwise not realize the anticipated benefits from these collaborations.

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

•	We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.

•	If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

•	If we fail to maintain compliance with Nasdaq’s continued listing requirements, our shares may be delisted from the Nasdaq Capital Market.

•	If we are not able to retain our key management, or attract and retain qualified scientific, technical and business personnel, our ability to implement our business plan may be adversely affected.

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.           Selected Financial Data

[Reserved].

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this annual report, including our financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares, or the “ordinary shares”. The risks and uncertainties described below in this annual report on Form 20-F for the year ended December 31, 2024, are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your investment.

Risks Related to Our Business and Industry

We are a dermatology company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

 We are a dermatology company with a limited operating history. We have incurred net losses since our formation in 1997. In particular, we incurred a loss of $27.2 million in 2023 and a loss of $10.6 million in 2024. As of December 31, 2024, we had an accumulated deficit of $230.9 million. Our losses have resulted principally from expenses incurred in research and development of Twyneo, Epsolay and our product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur net losses for the foreseeable future as we continue to invest in research and development and seek to obtain regulatory approval and commercialization of our product candidates. The extent of our future operating losses and the timing of generating revenues and becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

We anticipate that our expenses will increase substantially as we:

•	complete Phase III clinical study of SGT-610;

•	continue the development of SGT-210 and continue the research and development of other future product candidates;

•	seek regulatory approvals for any product candidate that successfully completes clinical development;

•	establish commercial manufacturing capabilities through one or more contract manufacturing organizations to commercialize our approved products;

•	maintain, expand and protect our intellectual property portfolio;

•	seek new drug candidates and expand our disease portfolio;

•	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development; and

•	experience any delays or encounter any issues with any of the above, including but not limited to failed studies, complex results, safety issues or other regulatory challenges.

We have financed our operations primarily through public offerings in the U.S., private placements of equity securities and investments and loans from our controlling shareholder. To date, we have devoted a significant portion of our financial resources and efforts to developing our products. Although we have received approval from the FDA with respect to our marketing applications for Twyneo in 2021 and Epsolay in 2022, to succeed we must successfully develop and eventually commercialize products that generate significant revenue. This will require us to be successful in a range of challenging activities, including successfully commercializing our approved products, completing clinical trials for our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing manufacturing and marketing capabilities and ultimately selling any product candidates for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability.

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

Conducting pre-clinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales of our product candidates. We expect to continue to incur significant expenses and operating losses over the next several years as we conduct Phase III clinical studies for SGT-610 and continue the development of SGT-210. In addition, Twyneo and Epsolay, and our product candidates, if approved, may not achieve commercial success. Revenue, if any, will be derived from sales of Twyneo and Epsolay, and other product candidates, if approved. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

In order to continue our future operations, we will need to raise additional capital until we become profitable.  If we are unable to raise sufficient additional capital, we could be forced to curtail our planned operations and the pursuit of our growth strategy.

Under our agreement with Mayne, Mayne is obligated to pay us an amount of $6,000,000 within 180 days of execution of the agreement. If Mayne fails to timely make this payment, our operational capabilities, including our ability to complete clinical trials for SGT-610, will be jeopardized. Such failure could materially and adversely impact our financial position, delay our product development, and significantly hinder our overall business objectives.

In April 2025, we entered into a product purchase agreement with Mayne, pursuant to which Mayne acquired all of our rights in the U.S. related to our products Twyneo and Epsolay. Under the terms of this agreement, Mayne is obligated to pay us a total of $16,000,000, with the second payment of $6,000,000 due within 180 days of execution of the agreement. There can be no assurance that Mayne will fulfill this obligation in a timely manner or at all. If Mayne fails to make this payment when due, our financial condition and liquidity could be materially adversely affected. Specifically, our ability to continue ongoing operations and to complete critical milestones, including the clinical trials for our product candidate SGT-610, may be compromised. Such disruption could lead to delays in our product development timelines, increased operational costs, and the necessity to secure alternative funding, which may not be available on favorable terms or at all. Consequently, our inability to receive the agreed-upon funds from Mayne could significantly impair our ability to achieve our strategic business objectives, maintain competitive advantages, and meet market expectations.

All of our current product candidates are in development stage and we have not yet obtained regulatory approval for such product candidates in the United States or any other country.

Although we have obtained regulatory approvals in the United States for Twyneo and Epsolay, none of our current product candidates has obtained regulatory approval for sale in the United States or any other country, and we cannot guarantee that our current or future product candidates will ever obtain such approvals. Our business is substantially dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize our product candidates in a timely manner. We or our partners cannot commercialize our product candidates in the United States without first obtaining regulatory approval to market each product candidate from the FDA. Similarly, we or our partners cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities.

Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we or our partners must demonstrate in pre-clinical studies and well-controlled clinical trials that the product candidate is safe and effective for use for its target indication and that the related manufacturing facilities, processes and controls are adequate and in substantial compliance with regulatory requirements. In the United States, we or our partners are required to submit and obtain the FDA’s approval of a new drug application, or NDA, before marketing any product candidate. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and efficacy for each desired indication and, when subject to the requirements of section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FDCA, we or our partners may rely in part on published scientific literature and/or the FDA’s prior findings of safety and efficacy in its approvals of similar products. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product candidate. The FDA will also inspect our or our partners manufacturing facilities to ensure that the facilities can manufacture each product candidate that is the subject of an NDA, in compliance with current good manufacturing practice, or cGMP requirements, and may inspect our or our partners clinical trial sites to ensure that the clinical trials conducted at the inspected site were performed in accordance with good clinical practices, or GCP, and our or our partners clinical protocols.

Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval is never guaranteed. Upon submission of an NDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA, or ultimately be approved. If an application is not accepted for review or approved, the FDA may require that we or our partners conduct additional clinical trials or pre-clinical studies or take other actions before it will reconsider our or our partner’s application. If the FDA requires us or our partners to provide additional studies or data to support such applications, we could incur increased costs and delays in the marketing approval process, which may require us to expend more resources than anticipated or that we have available. In addition, the FDA may not consider any additional information to be complete or sufficient to support approval.

To date, we have submitted two NDAs that were accepted for filing by the FDA, one for Twyneo, and one for Epsolay, both of which were subsequently approved by the FDA.

Our current investigational product candidate SGT-610 is a new chemical entity that has never been approved by the FDA and we believe we will be required to seek approval for such product candidates through the FDA’s 505(b)(1) NDA pathway, which requires full reports of investigations of safety and effectiveness without reliance on the FDA’s prior approval of another product candidate. We have never obtained approval of a product through the 505(b)(1) NDA pathway and may never succeed in doing so. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional pre-clinical studies, clinical trials or other data demonstrating the safety and effectiveness of our product candidates. If we are unable to submit and obtain regulatory approval for our product candidates, we will not be able to commercialize or obtain revenue in connection with such product candidates.

Regulatory authorities outside of the United States also have requirements for approval of drugs for commercial sale with which we must comply prior to marketing our product candidates in those countries. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. However, the failure to obtain regulatory approval in one jurisdiction could have a negative impact on our ability to obtain approval in other jurisdictions. Approval processes vary among countries and can involve additional product candidate testing, development, validation and additional administrative review periods. Seeking regulatory approval outside of the United States could require additional chemical manufacturing control data, pre-clinical studies or clinical trials, which could be costly and time consuming. Obtaining regulatory approval outside of the United States may include all of the risks associated with obtaining FDA approval and potentially additional risks.

We are largely dependent on the success of Twyneo, Epsolay and our product candidates, if approved, for the treatment of topical dermatological conditions.

We have invested a majority of our efforts and financial resources in the research and development of Twyneo and Epsolay. In April 2025, we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne, following the mutual termination by Sol-Gel and Galderma Holding SA (“Galderma”) of the exclusive five-year license agreement in the U.S. for both products, which were entered into in June 2021.   In May 2024, Beimei purchased and licensed the exclusive rights to commercialize Twyneo in the mainland of China, Hong Kong, Macau, Taiwan and Israel. We have also licensed the rights to commercialize Twyneo and Epsolay to various licensees in Canada, certain European countries, South Africa and South Korea. These licensees have the exclusive right to, and are responsible for, all commercial activities in their respective territories. The success of our business depends largely on the success of Beimei, Searchlight success and our other licensees in commercializing Twyneo and Epsolay and our ability to fund, execute and complete the development of, obtain regulatory approval for and successfully commercialize our product candidates in a timely manner.

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

Although we have entered into exclusive license agreements with commercialization partners for commercial activities for Twyneo and Epsolay in the U.S., China, Canada and other jurisdictions around the world, we have a limited operating history in the dermatological prescription drug space which may make it difficult to evaluate the success of our business to date and to assess our future viability.

We have a limited operating history in the dermatological prescription drug space and have focused much of our efforts, to date, on the research and development of our product candidates, rather than commercialization. In April 2025, we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne, following the mutual termination by Sol-Gel and Galderma of the exclusive five-year license agreement in the U.S. for both products, which were entered into in June 2021.  In June 2023, we entered into exclusive license agreements with Searchlight, pursuant to which Searchlight has the exclusive right, and is responsible for all commercial activities for Twyneo and Epsolay in Canada, over a fifteen-year term that is renewable for subsequent five-year periods. In May 2024, we entered into an asset purchase agreement with Beimei, pursuant to which Beimei purchased and licensed the rights to commercialize and manufacture Twyneo in China, Hong Kong, Macau, Taiwan and Israel, and during 2024, we also entered into commercialization agreements for commercialization of Twyneo and Epsolay in most European countries, South Africa and South Korea. We also expect to collaborate with third parties that have sales and marketing experience in order to commercialize Twyneo and Epsolay in additional territories, and our product candidates, if approved, in lieu of our own sales force and distribution systems. We cannot provide any assurances as to when, if ever, we will obtain approvals from governmental authorities outside of the U.S. or generate sufficient revenues to achieve sustained profitability. Our and our partners’ ability to successfully commercialize our approved products and product candidates, if approved, and become profitable is subject to a number of challenges, including, among others, that:

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

Risks Related to Development and Clinical Testing of Our Products

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and clinical trials may not be predictive of future trial results, which could result in development delays or a failure to obtain marketing approval.

Clinical testing of product candidates and the submission of NDAs to the FDA is expensive, time consuming and has an inherently uncertain outcome. Failure can occur at any time during the clinical trial process, even with active ingredients that have been previously approved by the FDA or comparable foreign regulatory authorities as safe and effective. Favorable results in pre-clinical studies and early clinical trials for one or more of our product candidates may not be predictive of similar results in future clinical trials for such product candidate. Also, interim results during a clinical trial do not necessarily predict final results. Product candidates in later stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for our product candidates may not be predictive of the results we may obtain in later stage trials for such product candidates. Our and our partners’ clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Clinical trial results may be inconclusive, or contradicted by other clinical trials, particularly larger clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA, or other applicable regulatory agency, approval for their product candidates.

We or our partners may experience delays in our clinical trials, and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	recruiting, screening and enrolling suitable patients to participate in a trial;

•	having subjects complete a trial or return for post-treatment follow-up;

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

•	reaching a consensus with regulatory authorities on study design or implementation of clinical trials;

•	obtaining regulatory authorization to commence a trial;

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

•	third parties being unwilling or unable to satisfy their contractual obligations to us;

•	manufacturing sufficient quantities of a product candidate for use in clinical trials;

•	damage to clinical supplies of a product candidate caused during storage and/or transportation; or

•	changes in applicable government regulations or administrative actions.

In addition, we may encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the FDA or other regulatory authorities or if a data safety monitoring board recommends that any such trial be suspended or terminated, as applicable. Such authorities may impose or recommend such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we or our partners experience delays in the completion of any clinical trial for our product candidates or if any clinical trials are terminated, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed.

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

  Any delays in completing our or our partners’ clinical trials will increase our costs, slow down our product candidates’ development and regulatory review and approval processes and jeopardize our or our partners ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We may find it difficult to enroll patients in our clinical trials, and any enrolled subjects could discontinue their participation in our or our collaborators’ clinical trials, which could delay or prevent clinical trials for our product candidates.

Identifying and qualifying patients to participate in clinical trials for our product candidates is critical to our success. The timing of our clinical trials depends on the speed at which we or our partners can recruit patients to participate in testing our product candidates. The indications we are currently pursuing include orphan diseases (including Gorlin syndrome) for which the patient population is significantly small. If we are unable to locate qualified patients or if patients are unwilling to participate in our clinical trials because of negative publicity from adverse events in the biotechnology or pharmaceutical industries or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting clinical trials and obtaining regulatory approval of product candidates may be delayed. These delays could result in increased costs, delays in advancing our product candidates' development, or termination of the clinical trials altogether.

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

•	proximity to and availability of clinical trial sites for prospective patients;

•	our or our partners’ ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the operational efficiency of trial sites, including sufficient staffing;

•	availability of competing therapies and clinical trials; and

•	ability to monitor patients adequately during and after treatment.

We face intense competition with regard to patient enrollment in clinical trials from other dermatological companies which also seek to enroll subjects from the same patient populations. In addition, subjects enrolled in our clinical trials may discontinue their participation at any time during the trial as a result of a number of factors, including withdrawing their consent or experiencing adverse clinical events, which may or may not be judged related to our product candidates under evaluation. Therefore, any negative results we may report in clinical trials may make it difficult or impossible to recruit and retain subjects in other clinical trials of that same product candidate. The discontinuation of patients in any one of our trials may cause us to delay or abandon our clinical trial or cause the results from that trial not to be positive or sufficient to support a filing for regulatory approval of the applicable product candidate.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Although the FDA has approved Twyneo and Epsolay for marketing, it is possible that Twyneo and Epsolay will not receive approval from comparable foreign authorities, and that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

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

We cannot be certain that Twyneo and Epsolay will receive approval by foreign authorities or that any of our current or future product candidates will receive regulatory approval. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our development operations for such product candidates.  Our revenue will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval. If the markets for patients or indications that we are targeting are not as significant as we estimate, we may not generate significant revenue from sales of such products, even if approved by the FDA or by comparable foreign authorities.

Adverse side effects or other safety risks associated with our approved products or our product candidates could delay or preclude approval or cause us to suspend or discontinue clinical trials or abandon products. Adverse side effects or other safety risks associated with our approved products, could limit their commercial profile.

Undesirable side effects caused by our product candidates could result in the delay, suspension or termination of clinical trials by us, our collaborators, the FDA or other regulatory authorities for a number of reasons. Results of our clinical trials for product candidates could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our clinical trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. If we or our partners elect or are required to delay, suspend or terminate any clinical trial for any product candidates, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

Additionally, with respect to our approved products and any one or more of our products, for which we obtain regulatory approval, if we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or limit their approvals of such products;

•	regulatory authorities may require additional warnings on the label, including a “Boxed” Warning or contraindication;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•
we may be required to implement a risk evaluation and mitigation strategy, or REMS, which may include a medication guide or patient package insert, a communication plan to educate healthcare providers of the drug’s risks, or other elements to assure safe use;

•	we or our partners may be subject to regulatory investigations and government enforcement actions;

•
the FDA or a comparable foreign regulatory authority may require us or our partners to conduct additional clinical trials or costly post-marketing testing and surveillance to monitor the safety and efficacy of the product;

•	the Company may decide to recall the affected product;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

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

 We expect to utilize the FDA’s Section 505(b)(2) pathway for some of our product candidates and if that pathway is not available, the development of such product candidates will likely take significantly longer, cost significantly more and entail significantly greater complexity and risk than currently anticipated, and, in any case, may not be successful.

We intend to develop and seek approval for some of our product candidates pursuant to the FDA’s 505(b)(2) NDA pathway. If the FDA determines that we may not use this regulatory pathway, then we would need to seek regulatory approval via a “full” or “stand-alone” NDA under Section 505(b)(1) of the FDCA. This would require us to conduct additional clinical trials and nonclinical testing, provide additional safety and efficacy data and other information, and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval, as well as the development complexity and risk associated with these programs, would likely substantially increase, which could have a material adverse effect on our business and financial condition.

The Drug Price Competition and Patent Term Restoration Act of 1984, informally known as the Hatch-Waxman Act, added Section 505(b)(2) to the FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies and information that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to certain of our product candidates under the FDCA, would allow an NDA we submit to the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite our development programs relative to seeking approval under the 505(b)(1) regulatory pathway.

If the FDA changes its 505(b)(2) policies and practices or if Congress were to amend the statute to alter the currently available regulatory pathway, it could delay or even prevent the FDA from approving any NDA we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs referenced in a Section 505(b)(2) NDA. Even if we are able to utilize the Section 505(b)(2) regulatory pathway for one or more of our candidates, there is no guarantee this would ultimately lead to faster product development or earlier approval.

Moreover, any delay resulting from our inability to pursue the FDA's 505(b)(2) pathway could result in new competitive products reaching the market more quickly than our product candidates, which may have a material adverse impact on our competitive position and prospects. Even if we are allowed to pursue the FDA's 505(b)(2) pathway, we cannot assure you that our product candidates will receive the requisite approvals for commercialization.

We may not be able to obtain the benefits associated with orphan drug designation, such as orphan drug exclusivity and, even if we do, that exclusivity may not prevent the FDA or other comparable foreign regulatory authorities from approving competing products.

Our product candidate, SGT-610, has obtained orphan drug designation for the prevention of formation of BCC in patients diagnosed with Gorlin syndrome by both the FDA and the European Commission, or EC. Regulatory authorities in these jurisdictions may designate drugs for relatively small patient populations as orphan drugs if the applicable eligibility criteria are met, but there is no guarantee we will maintain the benefits of such designations.

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

If a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for fast track designation. The sponsor of a fast track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA is submitted, the product candidate may be eligible for priority review. A fast track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted.  The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive fast track designation for any of our product candidates, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may rescind the fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

Our product candidate SGT-610 has received Breakthrough Therapy designation from the FDA, and we may also seek Breakthrough Therapy designation for other product candidates that we develop. A Breakthrough Therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor can help to identify the most efficient path for clinical development. Product candidates designated as breakthrough therapies by the FDA may also be eligible for priority review. Like fast track designation, granting Breakthrough Therapy designation is within the discretion of the FDA. Accordingly, even if we believe a product candidate we develop meets the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of Breakthrough Therapy designation for a product candidate, such as the designation for SGT-610, may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if a product candidate we develop qualifies as a breakthrough therapy, the FDA may later decide that the drug no longer meets the conditions for qualification and rescind the designation.

Separate from fast track or breakthrough therapy designation, we may seek accelerated approval for one or more of our product candidates. A product candidate intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval if it is determined to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-approval clinical studies to verify and describe the anticipated effect on IMM or other clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, or if the sponsor fails to conduct the required studies in a diligent manner, the FDA may withdraw its approval of the drug on an expedited basis. We cannot guarantee that the FDA will agree any of our product candidates has met the criteria to receive accelerated approval, which would require us to conduct additional clinical testing prior to seeking FDA approval. Even if any of our product candidates receives approval through this pathway, the required post-approval confirmatory clinical trials may fail to verify the predicted clinical benefit of the product, and we may be required to remove the product from the market or amend the product label in a way that adversely impacts its marketing.

Twyneo, Epsolay and our product candidates for which we obtain regulatory approval may continue to face future developmental and regulatory difficulties. In addition, we and our partners will be subject to ongoing obligations and continued regulatory review.

Even if we complete clinical testing and receive approval of any for our product candidates, the FDA may grant approval contingent on the performance of additional post-approval clinical trials, risk mitigation requirements such as the implementation of a REMS, and/or surveillance requirements to monitor the safety or efficacy of the product. Any of these developments could negatively impact us by reducing revenues or increasing expenses and cause the approved product candidate not to be commercially viable. Absence of long-term safety data may further limit the approved uses of our product candidates, if any.  Similar foreign requirements may also apply in foreign jurisdictions.

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

If we or our partners fail to comply with the regulatory requirements of the FDA or comparable foreign regulatory authorities or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including the following:

•	the FDA or comparable foreign regulatory authorities could suspend or impose restrictions on operations, including costly new manufacturing requirements;

•	the FDA or comparable foreign regulatory authorities could mandate modifications to promotional materials or require us to provide corrective information to health care practitioners;

•	the FDA or comparable foreign regulatory authorities could refuse to approve pending applications or supplements to applications;

•	the FDA or comparable foreign regulatory authorities could suspend any ongoing clinical trials;

•	the FDA or comparable foreign regulatory authorities could suspend or withdraw marketing approval;

•	the FDA or comparable foreign regulatory authorities could seek an injunction or impose civil or criminal penalties or monetary fines;

•	the FDA or comparable foreign regulatory authorities could ban or restrict imports and exports;

•	the FDA or comparable foreign regulatory authorities could issue warning letters or untitled letters or similar enforcement actions alleging noncompliance with regulatory requirements;

•
governmental authorities could require a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance; or

•
the FDA or other governmental authorities including comparable foreign regulatory authorities could take other actions, such as imposition of product seizures or detentions, disgorgement, restitution, or exclusion from federal healthcare programs.

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

Moreover, the FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval of our product candidates, and the sale and promotion of Twyneo, Epsolay and our product candidates, if approved. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For instance, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the EC in November 2020. The EC’s proposal for revision of several legislative instruments related to medicinal products (potentially reducing the duration of regulatory data protection, revising the eligibility for expedited pathways, etc.) was published on April 26, 2023. The proposed revisions remain to be agreed and adopted by the European Parliament and European Council and the proposals may therefore be substantially revised before adoption, which is not anticipated before early 2026. The revisions may however have a significant impact on the biopharmaceutical industry in the long term. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

Disruptions of funding for the FDA, the SEC and other government agencies caused by funding shortages, mass layoffs, or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent our product candidates from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business relies, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the United States government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities during that period. In early 2025, following the inauguration of President Trump, the Trump Administration began terminating federal government employees, including at the FDA. The impact of mass layoffs at the agency and other governmental offices with which we interact is unclear at this time. However, it is expected that with a proposed reduction in staff of up to 50%, the FDA in the future may be unlikely to meet its application review goals or to continue to be available for timely interactions with medical product developers. It is currently unclear how the U.S. biopharmaceutical industry will be affected by the Trump Administration’s major changes to the FDA and the federal government as a whole.

Separately, during the COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has since resumed standard inspection operations of domestic facilities where feasible, the agency has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates, and any resurgence of the virus or emergence of new infectious disease outbreaks may lead to future inspectional delays. Regulatory authorities outside the United States may adopt similar policy measures in response to emerging infectious disease outbreaks, epidemics, or pandemics. If a prolonged government shutdown or slowdown occurs, or if global health concerns similar to COVID-19 prevent the FDA or other regulatory agencies from conducting their regular inspections, review, or other regulatory activities, it could significantly affect the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Inadequate funding for the FDA, the SEC and other domestic and foreign government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, its ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the FDA, the SEC and other government agencies on which the Company’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Future legislative and regulatory proposals may materially impact the ability of the FDA and other regulatory agencies to operate as they have historically operated. We cannot be sure whether additional legislative changes or executive orders will be enacted, or whether any of the FDA’s regulations, guidances or interpretations will be changed, or what the impact of such changes on the agency and its scientific review staff, if any, may be. For example, the next FDA user fee reauthorization package is expected to enter stakeholder negotiations beginning in mid-2025, with any agreement sent to Congress in early 2027 for purposes of initiating the legislative process. Reauthorization of the prescription drug user fee program would need to be finalized by Congress by the end of September 2027 in order to avoid disruptions in FDA’s review goals for NDAs and to other activities supported by user fees assessed against industry.

In addition, disruptions at the FDA and other agencies may slow the time necessary for clinical trial applications and/or marketing applications for new drugs to be reviewed or approved, which would adversely affect the Company’s business. For example, political disputes in Congress may result in a shutdown of the U.S. government and, in such cases, certain regulatory agencies, such as the FDA and the SEC, may have to furlough critical staff and stop critical activities. If a prolonged government or slowdown shutdown occurs, it could significantly impact the ability of the FDA to timely review and process the Company’s regulatory submissions, which could have a material adverse effect on the Company’s business.

Future government shutdowns or slowdowns could also result in delays in our interactions with the SEC and other government agencies, which could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

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

The degree and rate of physician and patient adoption of Twyneo, Epsolay and our product candidates, if approved, will depend on a number of factors, including:

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

We expend a significant amount of our resources on research and development efforts that may not lead to successful product candidate introductions or the recovery of our research and development expenditures.

 We conduct research and development primarily to enable us to manufacture and market topical dermatological drugs in accordance with FDA regulations as well as similar foreign requirements enforced by foreign regulatory authorities. We spent approximately $12.7 million, $23.5 million and $17.8 million on research and development activities during the years ended December 31, 2022, 2023 and 2024, respectively. We are required to obtain FDA and other regulatory authority approvals before marketing our product candidates in the United States or in other jurisdictions. The regulatory authority approval process is costly, time consuming and inherently risky, as is that applicable in other jurisdictions.

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

In January 2023, we purchased assets related to our SGT-610 product candidate, which included certain intellectual property rights owned by PellePharm Inc. (“PellePharm”) and licensed to PellePharm by Royalty Security LLC. In the future, we may acquire or in-license additional potential products and technologies. Any potential product or technology we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive pre-clinical studies, clinical trials, or both, and approval by the FDA or other applicable foreign regulatory authorities, if any. All potential products are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the potential product, or product developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. If intellectual property related to potential products or technologies, we in-license or our own know-how is not adequate, we may not be able to commercialize the affected potential products even after expending resources on their development. In addition, we may not be able to manufacture economically or successfully commercialize any potential product that we develop based on acquired or in-licensed technology that is granted regulatory approval, and such potential products may not gain wide acceptance or be competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed potential products could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed. Lastly, our license with Royalty Security LLC requires us, and future in-license agreements will likely require us, to make payments and satisfy various performance obligations in order to maintain our rights to our SGT-610 product candidate or other future product candidate, as the case may be.  If we do not satisfy our obligations under our agreement with Royalty Security LLC or under future in-license agreements, or if other events occur that are not within our control, we could lose the rights to develop and commercialize our SGT-610 product candidate and other future product candidate covered by such future in-license agreements.

 Risks Related to Regulatory Matters

 Healthcare reform in the United States and the EU may harm our future business.

 Changes in applicable U.S. federal and state laws and agency regulation, as well as foreign laws and regulations, could have a materially negative impact on our business. In the United States and in some other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates or any potential future product candidates of ours, restrict or regulate post-approval activities, or affect our ability to profitably sell any product candidates for which we obtain marketing approval. Increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements. Congress also must reauthorize the FDA’s user fee programs every five years and often makes changes to those programs in addition to policy or procedural changes that may be negotiated between the FDA and industry stakeholders as part of this periodic reauthorization process. The next FDA user fee reauthorization package is expected to enter stakeholder negotiations beginning in mid-2025, with any agreement sent to Congress in early 2027 for purposes of initiating the legislative process. Reauthorization of the prescription drug user fee program would need to be finalized by Congress by the end of September 2027 in order to avoid a disruption in FDA’s review goals for BLAs and other activities supported by user fees assessed against industry.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, Congress passed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively referred to as the ACA, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. We expect that changes or additions to the ACA, the Medicare and Medicaid programs, and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry in the United States.

The Drug Supply Chain Security Act, or DSCSA, which became fully effective and applicable in November 2024, imposes obligations on manufacturers of pharmaceutical products related to product tracking and tracing. Furthermore, in February 2022, FDA released proposed regulations to amend the national standards for licensing of wholesale drug distributors by the states; establish new minimum standards for state licensing third-party logistics providers; and create a federal system for licensure for use in the absence of a state program, each of which is mandated by the DSCSA. Other legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are unsure whether additional legislative changes will be enacted, or whether the current regulations, guidance or interpretations will be changed, or whether such changes will have any impact on our business.

Additionally, there has been heightened governmental scrutiny in the United States of biopharmaceutical pricing practices considering the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, state legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers, or PBMs, and other members of the healthcare and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area. Then, in mid-2022, the Federal Trade Commission, or FTC, launched sweeping investigations into the practices of the PBM industry that could lead to additional federal and state legislative or regulatory proposals targeting such entities’ operations, pharmacy networks, or financial arrangements. In addition, in the last few years, several states have formed prescription drug affordability boards, or PDABs, with the authority to implement upper payment limits, or UPLs, on drugs sold in their respective jurisdictions. There are several pending federal lawsuits challenging the authority of states to impose UPLs, however.

In August 2022, the Inflation Reduction Act, or IRA, was signed into law. The IRA includes multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States. For example, a manufacturer of a drug or biological product covered by Medicare Parts B or D must pay a rebate to the federal government if the product’s price increases faster than the rate of inflation. This calculation is made on a product-by-product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, starting in payment year 2026, CMS will negotiate drug prices annually for a select number of single source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease. Any additional federal or state healthcare reform measures could limit the amounts that third-party payers will pay for healthcare products and services, and, in turn, could significantly reduce the projected value of certain development projects and reduce our profitability.

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

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards we have established, comply with federal and state health care fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded health care programs, such as Medicare and Medicaid, and integrity oversight and reporting obligations.

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

Twyneo and Epsolay face, and our product candidates, if approved, will face, significant competition and our failure to compete effectively may prevent us from achieving significant market penetration and expansion.

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

In addition, we may not be able to price Twyneo, Epsolay, and our product candidates, if approved, competitively with the current standards of care or other competing products for their respective indications or their price may drop considerably due to factors outside our control. If this happens or the price of materials and the cost to manufacture our product candidates increases dramatically, our ability to continue to operate our business would be materially harmed and we may be unable to commercialize our product candidates, once approved, successfully.

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

 Several of these potential competitors are privately-owned companies that are not bound by public disclosure requirements and closely guard their development plans, marketing strategies and other trade secrets. Publicly-traded pharmaceutical companies are also able to maintain a certain degree of confidentiality over their pipeline developments and other sensitive information. As a result, we do not know whether these potential competitors are already developing, or plan to develop other topical treatments for acne, rosacea, BCC formation in patients with Gorlin syndrome, or other indications we are pursuing, and we will likely be unable to ascertain whether such activities are underway in the future. These potential competitors may therefore introduce competing products without our prior knowledge and without our ability to take preemptive measures in anticipation of their commercial launch.

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

Sales of Twyneo, Epsolay, or our product candidates, if approved, will depend, in part, on the extent to which the costs of our product candidates will be covered by third-party payors, such as government healthcare programs, private health insurers and managed care organizations. Third-party payors generally decide which drugs they will cover for which indications and establish certain reimbursement levels for such drugs. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government (typically through the Medicare or Medicaid programs) provides reimbursement for such treatments. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products or product candidates, once approved, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of Twyneo, Epsolay depend, and our product candidates, if approved, will depend, substantially on the extent to which the costs of Twyneo, Epsolay and our product candidates will be paid by third-party payors. Additionally, the market for Twyneo, Epsolay and our product candidates, if approved, will depend significantly on access to third-party payors’ formularies without prior authorization, step therapy, or other limitations such as approved lists of treatments for which third-party payors provide coverage and reimbursement. If our products and our product candidates, if approved, are not included within an adequate number of formularies or adequate reimbursement levels are not provided, or if those policies increasingly favor generic products, this could have a material adverse effect on our business, financial condition, cash flows and results of operations or result in additional pricing pressure on our products and product candidates. Coverage and reimbursement for therapeutic products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products and product candidates to each payor separately and will be a time-consuming process.

Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs and increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls and transparency requirements, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our revenue and operating results. Additionally, policy efforts designed to reduce patient out-of-pocket costs for medicines could result in new mandatory rebates and discounts or other pricing restrictions. If third-party payors do not consider Twyneo, Epsolay or our product candidates, if approved, to be medically necessary or cost-effective compared to other therapies, they may not cover Twyneo, Epsolay or our product candidates as a benefit under their plans or, if they do, the level of reimbursement may not be sufficient to allow us or our partners to sell our products or our product candidates once approved on a profitable basis. Decreases in third-party reimbursement for our products or our product candidates, if approved, or a decision by a third-party payor to not cover our products or product candidates could reduce or eliminate utilization of our products or product candidates, and have an adverse effect on our sales, results of operations and financial condition. In addition, state and federal healthcare reform measures have been and may be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and could result in reduced demand for our products and product candidates, if approved, or additional pricing pressures.

Outside the United States, sales of any approved products are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of our products and  product candidates, if approved. In many countries, the prices of medicinal products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medicinal products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products and our product candidates, if approved. Accordingly, in markets outside the United States, the reimbursement for our products and our product candidates, if approved, may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Our current and future relationships with investigators, health care professionals, consultants, third-party payors, and customers are subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of drug and biological products. Arrangements with third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute, or AKS, and the False Claims Act, or FCA, which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute pharmaceutical products. In particular, the research and development of any of our product candidates, as well as the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials.

The healthcare laws that may affect us or our partners include: the federal fraud and abuse laws, including the AKS; false claims and civil monetary penalties laws, including the FCA and Civil Monetary Penalties Law; federal data privacy and security laws, including HIPAA, as amended by the Health Information Technology for Economic and Clinical Health, or HITECH, Act; and the federal Physician Payments Sunshine Act related to ownership and investment interests held by physicians and their immediate family members, as well as payments and/or other transfers of value made to physicians, certain advanced non-physician healthcare practitioners and teaching hospitals. In addition, many states have similar laws and regulations that may differ from each other and federal law in significant ways, thus complicating compliance efforts. Moreover, several states require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Additionally, some state and local laws require the registration of pharmaceutical sales representatives in the jurisdiction.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from other aspects of its business.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices, or those of our partners, do not comply with current or future statutes, regulations, agency guidance or case law involving applicable healthcare laws. If our or our partners’ operations are found to be in violation of any of these or any other health regulatory laws that may apply to us, we and our partners may be subject to significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, individual imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

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

In the U.S., HIPAA, as amended by the HITECH Act, and regulations implemented thereunder, or collectively, HIPAA imposes obligations, including certain mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA. While we do not believe that we are currently acting as a covered entity or business associate under HIPAA and thus are not directly regulated under HIPAA, we must structure our activities in compliance with these laws to ensure that we can access and use health information to support our research, development and other activities. Our failure to comply with the data privacy and security principles set forth in HIPAA, or a breach of health information or personal data, could prompt enforcement against our healthcare provider partners, create third-party liability for our company and/or cause us significant financial or reputational harm. Specifically, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information.

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

We are also subject to rapidly evolving data protection laws, rules and regulations in foreign jurisdictions, including the EU General Data Protection Regulation, or GDPR, which went into effect in May 2018 and imposes obligations and restrictions on the processing of personal data of individuals located in the European Economic Area, or EEA, or in the context of our activities within the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global turnover of the noncompliant undertaking, whichever is greater. Further, the GDPR imposes strict rules on the transfer of personal data out of the European Union to the United States and other regions that have not been deemed to offer “adequate” privacy protection and the efficacy and longevity of current transfer mechanisms between the EEA, and the United States remains uncertain. Case law from the Court of Justice of the European Union states that reliance on the standard contractual clauses, or  SCCs - a standard form of contract approved by the EC as an adequate personal data transfer mechanism - alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On July 10, 2023, the EC adopted its Adequacy Decision in relation to the new EU-U.S. Data Privacy Framework, or DPF, rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF Adequacy Decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

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

 Risks Related to Dependence on Third Parties

We rely on commercialization partners to commercialize Twyneo and Epsolay in the U.S., China, Canada and other jurisdictions around the world and may depend on other parties for commercialization of Twyneo and Epsolay outside of these jurisdictions, and the development and commercialization of our product candidates, if approved. We also rely on our commercialization partners to provide us with accurate reports in order for us to accurately report our royalty revenues and sales based milestone payments. Any collaborative arrangements that we have or may establish in the future may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative arrangements, and we will rely on them to achieve results which may be significant to us. In addition, any current or future collaborative arrangements may place the development and commercialization of our product candidates outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

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

In May 2024, we entered into an asset purchase agreement with Beimei, pursuant to which Beimei purchased and licensed the rights to commercialize and manufacture Twyneo in China, Hong Kong, Macau, Taiwan and Israel. We expect to receive, subject to applicable government approvals, a total consideration of up to $15 million, out of which $10 million will be paid as upfront and regulatory milestones, and the remaining $5 million will be paid as royalties on net sales.

During 2024, we also entered into commercialization agreements for commercialization of Twyneo and Epsolay in most European countries, South Africa and South Korea.

           We cannot and will not control these third-party collaborators, but we rely on them to achieve results, which may be significant to us. Relying upon collaborative arrangements to commercialize Twyneo, Epsolay and to develop and, if approved, commercialize our product candidates subjects us to a number of risks, including:

•	we may not be able to control the amount and timing of resources that our collaborators may devote to Twyneo, Epsolay and our product candidates;

•	our current or future collaborators’ partners may fail to secure adequate commercial supplies of Twyneo, Epsolay and our product candidates, if approved;

•	should a collaborator fail to comply with applicable laws, rules, or regulations when performing services for us, we could be held liable for such violations;

•	we may not be able to locate additional third-party partners for the commercialization of Twyneo and Epsolay for additional territories;

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

We also currently rely on our  commercialization partners to provide us with accurate reports in order for us to accurately report our royalty revenues and fixed transfer price and calculate our rights to receive sales-based milestone payments.  Royalty and fixed transfer price payments under our agreements with our collaborators are calculated and paid in accordance with reports we receive from our collaborators, and we have limited audit rights and information with respect to these reports.  In August 2023, we revised previously reported revenue for the first quarter and revenue for the due to a disruption in Galderma’s first quarter wholesaler ordering patterns ahead of Galderma’s implementation of a new enterprise resource planning system, which impacted its standard forecasting procedures and its quarterly assessment of rebate accruals. We cannot provide any assurance that future reports provided any third parties with whom we have or may have collaborative arrangements will be accurate or timely provided.  If the reports we receive from them are inaccurate or delayed, our ability to accurately and timely report our royalty revenues, fixed transfer price and sales based milestone payments may be adversely affected.

In addition, if disputes arise between us and our collaborators, it could result in the delay or termination of the development, manufacturing or commercialization of Twyneo and Epsolay, lead to protracted and costly legal proceedings, or cause collaborators to act in their own interest, which may not be in our interest. As a result, there can be no assurance that the collaborative arrangements that we have entered into, or may enter into in the future, will achieve their intended goals.

If any of these scenarios materialize, they could have an adverse effect on our business, financial condition or results of operations.

It may be desirable or essential to enter into agreements with a collaborator who has greater financial resources or different expertise than us, but for which we are unable to find an appropriate collaborator or are unable to do so on favorable terms with respect to our current of future product candidates. If we fail to enter into such collaborative agreements on favorable terms, it could materially delay or impair our ability to develop and commercialize our product candidates and increase the costs of development and commercialization of such product candidates.

We currently contract with third-party manufacturers and suppliers for certain compounds and components necessary to produce our product candidates for clinical trials, and for commercial scale of production of our approved products. Our products are manufactured by third party manufacturers that were identified and qualified by us. This dependence on third-party manufacturers increases the risk that we or our partners may not have access to sufficient quantities or such quantities at an acceptable cost, which could delay, prevent or impair our and our partners’ development or commercialization efforts.

We and our partners currently rely on third parties for the manufacture and supply of certain compounds and components necessary to produce our product candidates for our clinical trials, and to prepare for and perform commercial scale production of product candidates and our approved products, including active ingredients and excipients used in the formulation of our products , as well as primary and secondary packaging and labeling materials. We lack the resources and the capability to manufacture our approved products or any of our product candidates on a large clinical or commercial scale, and we expect that we and our partners will continue to rely on third parties to support commercial requirements for our products.

The facilities used by our contract manufacturers to manufacture our products must be approved by the FDA pursuant to inspections that are conducted after we or our partners submit our marketing applications to the FDA. As part of the development of Twyneo and Epsolay we qualified CMOs, the facilities of which have been approved by the FDA. Our current and future potential collaborators commercializing Twyneo and Epsolay, engaged and will engage these CMOs for the commercial supply of our approved products. We are completely dependent on our contract manufacturing partners for compliance with applicable current good manufacturing practice, or cGMP, requirements applicable to the manufacture of both active drug substances and finished drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, beyond contractual provisions requiring substantial compliance with applicable laws and regulations, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. We are in the process of ensuring that our CMOs’ facilities are properly qualified and approved to manufacture, store, and distribute our products, including any product candidates for which we obtain regulatory approval, under the laws of the EU and other territories where we or our collaborators plan to commercialize such products. However, there is no guarantee that our CMOs will succeed in attaining or maintaining such qualification or approval for any jurisdiction. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates, discovers evidence of significant non-compliance at any such facility, or imposes enforcement actions or restrictions on any such facility in the future, we or our partners may need to find alternative manufacturing facilities, which would significantly impact our or our partners ability to develop, obtain regulatory approval for or market Twyneo, Epsolay  or our product candidates.

Reliance on third-party manufacturers and suppliers entails a number of risks, including reliance on the third party for regulatory compliance and quality assurance, the possible breach of the manufacturing or supply agreement by the third party, the possibility that the supply is inadequate or delayed, the risk that the third party may enter the field and seek to compete and may no longer be willing to continue supplying, and the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us. If any of these risks transpire, we may be unable to timely retain an alternate manufacturer or suppliers on acceptable terms and with sufficient quality standards and production capacity, or at all, which may disrupt and delay our clinical trials for our product candidates or the manufacture and commercial sale of Twyneo, Epsolay, and our  product candidates, if approved.

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

In addition, the execution of pre-clinical studies and clinical trials, and the subsequent compilation and analysis of the data produced, require coordination among these various third parties. In order for these functions to be carried out effectively and efficiently, it is imperative that these parties communicate and coordinate with one another, which may prove difficult to achieve. Moreover, these third parties may also have relationships with other commercial entities, some of which may compete with us. Our and our partner's agreement with these third parties may inevitably enable them to terminate such agreements upon reasonable prior written notice under certain circumstances.

Although we and our partners rely on these third parties to conduct certain aspects of our clinical trials and non-clinical studies, we remain responsible for ensuring that each of our and our partners studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our and our partners reliance on these third parties does not relieve us or our partners of our and our partners regulatory responsibilities. In particular, the FDA and foreign regulatory authorities require any clinical trials involving our product candidates to comply with GCPs, which are the regulations and standards for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. We and our partners also rely on our consultants to assist us in the execution, including data collection and analysis of our and our partners' clinical trials. If we, our partners, or any of our and our partners third-party contractors fail to comply with applicable GCPs, the clinical data generated in the clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us or our partners to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our or our partner's clinical trials complies with GCP regulations. In addition, our and our partners' clinical trials must be conducted with product manufactured under cGMP regulations or similar foreign requirements. Any failure by us or our partners or any of our respective third-party contractors to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

After the completion of development and registration of our patents, third parties may still act to manufacture and/or market products in infringement of our patent protected rights, and we may not have adequate resources to enforce our patents. Any such manufacture and/or market of products in infringement of our patent protected rights is likely to cause us damage and lead to a reduction in the prices of our products, thereby reducing our anticipated cash flows and profits, if any.

In addition, due to the extensive time needed to develop, test and obtain regulatory approval for our products, any patents that protect our products may expire early during commercialization. This may reduce or eliminate any market advantages that such patents may give us. Following patent expiration, we may face increased competition through the entry of competing products into the market and a subsequent decline in market share and profits.

We have granted, and may in the future grant, to third parties licenses to use our intellectual property. Generally, other than the licenses granted to with respect to Twyneo and Epsolay, these licenses have granted rights to commercialize products outside the pharmaceutical field or to technology we no longer use or to otherwise use our intellectual property for a limited purpose outside the scope of our business interests. For example, in August 2013 we entered into an assignment agreement with Medicis Pharmaceutical Corporation (“Medicis”), according to which Medicis assigned to us its entire interest in one of the patents upon which we rely for  Twyneo for the treatment of acne. As part of this assignment agreement, we granted Medicis a non-exclusive, transferable, sub-licensable, royalty-free, perpetual, license to practice the inventions claimed under the patent.

However, our business interests may change or our licensees may disagree with the scope of our license grant. In such cases, such licensing arrangements may result in the development, manufacturing, marketing and sale by our licensees of products substantially similar to our products, causing us to face increased competition, which could reduce our market share and significantly harm our business, results of operations and prospects. Further, since many of our license agreements are territory-specific, if a licensee breaches its obligations in one territory under a license agreement, another licensee in a different territory may have a claim against us (as the licensor) for breach of contract or exclusivity, depending on the specific terms of the agreement and the nature of the breach.

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

We employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our or our partners employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our or our partners' employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail to defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

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

In the United States, we or our partners have filed and may in the future file NDAs for our product candidates for approval under Section 505(b)(2) of the FDCA. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies that were not conducted by, or for, the applicant and on which the applicant has not obtained a right of reference. To date we have filed two NDAs under this section. In October 2020, we submitted an NDA for marketing approval for Twyneo, which was granted by the FDA, and in June 2020, we submitted an NDA for marketing approval for Epsolay, which was granted by the FDA.  Both of these NDA’s were accepted for filing by the FDA. The FDA granted marketing approval for Twyneo in July 2021, and for Epsolay in April 2022.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. In parallel, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and towns in northern Israel, and in response the Israel Defense Forces commenced a military campaign against Hezbollah.

In addition, in April 2024 and October 2024, Iran (in concert with other regional actors) launched direct attacks on Israel involving drones and missiles and is widely believed to be developing nuclear weapons. Such attacks may continue due to continuing tensions in the region. Additionally, Yemeni rebel group, the Houthis, launched series of attacks on global shipping routes in the Red Sea, causing disruptions of supply chain. These geopolitical developments may adversely affect our ability to continue carrying out various administrative, research, operational and commercial functions and activities both in Israel and globally. Further, as an Israeli company, there is heightened risk of cyberattacks on our and our supply chain’s IT networks by our adversaries in general, and more so as a result of a war.

We currently do not anticipate any material risk to the Company resulting from the current war although any escalation or expansion of the war could have a negative impact on both global and regional conditions and may adversely affect our business, financial condition, and results of operations.  Other than SGT-210, which is manufactured in Israel and has not been impacted, all of the drug production for our products and investigational drug products has either been completed or is conducted outside of Israel. In addition, the Phase III clinical trial for SGT-610 is being conducted in the U.S. and Europe and while our Phase 1 clinical study of SGT-210 conducted in Israel, we currently do not expect a delay or disruption of this trial as a result of the recent war. A delay or disruption in our Phase 1 trial of SGT-210 could impact the value of our securities and require us to raise additional capital. If we are unable to do so on terms acceptable to us, we may be required to reduce our operating expenses and limit our product development activities.  See “- We may need substantial additional funding to pursue our business objectives. If we are unable to raise capital when needed, we could be forced to curtail our planned operations and the pursuit of our growth strategy. Additionally, we cannot guarantee that the war will not deter potential investors from investing in Israeli companies such as ours, which could in turn affect our business, operating results and financial condition. It is currently not possible to predict the duration or severity of the ongoing conflict or its effect on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among other possible effects.

  The political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could result in damage to our facilities and likewise have a material adverse effect on our business, operating results and financial condition. Furthermore, prior to Hamas attack in October 2023, the Israeli government proposed extensive changes to Israel’s judicial system which sparked extensive political debate and unrest. In response to the foregoing, individuals, organizations and institutions, both within and outside of Israel, voiced concerns that the proposed changes may negatively impact the business environment in Israel. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Moreover, the perception of Israel and Israeli companies by the global community (as represented, for example, by claims filed with the International Court of Justice (the “ICJ”), since the outbreak of the current war) may cause an increase in sanctions and other adverse measures against Israel, Israeli companies and their products and services.  Additionally, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services or otherwise restrict business with Israel and with Israeli companies, which may impact our ability to do business with our existing and potential customers.  Such efforts, particularly if they become widespread, as well as current and future rulings and orders of international tribunals (including the ICJ) against Israel, could materially and adversely impact our business operations.  Such restrictions may seriously limit our ability to sell Twyneo, Epsolay and our product candidates, if approved, to customers in those countries.

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

The restrictions under the IIA’s rules and guidelines continue to apply even after payment to the IIA of the full amount of royalties payable pursuant to the grants. In addition, the IIA may from time to time audit sales of products which it claims incorporate IIA Funded Know-How and this may lead to additional royalties being payable on additional product candidates and may subject such products to the restrictions and obligations specified hereunder. Following an audit conducted by the IIA, the IIA confirmed to us that products based on encapsulation technology of solid material are exempt from royalty payment obligations to the IIA. Twyneo and Epsolay fall within the category of products based on encapsulation technology of solid material. However, there can be no guarantee that the IIA will not in the future attempt to claim royalties with respect to these products, or that future products will not be subject to royalties.

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

Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, once we begin to produce revenues. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is set at 23% in 2024. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Benefited Enterprise” is entitled to may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs. See “Item 10. Additional Information — Israeli Tax Considerations and Government Programs — Tax Benefits Under the 2011 Amendment” for additional information concerning these tax benefits.”

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

Our success largely depends on the skill, experience and effort of our senior management. The loss of the service of any of these persons, including our Executive Chairman of the Board and interim Chief Executive Officer, , Mr. Moshe Arkin, would likely result in a significant loss in the knowledge and experience that we possess and could significantly delay or prevent successful product development and other business objectives. There is intense competition from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions, seeking to employ qualified individuals in the technical fields in which we operate, and we may not be able to attract and retain the qualified personnel necessary for the successful development and commercialization of our products.

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

 Risks Related to Our Ordinary Shares

If we fail to maintain compliance with Nasdaq’s continued listing requirements, our shares may be delisted from the Nasdaq Capital Market.

Our listing on Nasdaq is conditioned on our continued compliance with Nasdaq’s continued listing requirements, including maintaining a minimum bid price of $1.00 per Ordinary Share, pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). On May 21, 2024, we received a notification letter from the Nasdaq Stock Market LLC Listing Qualifications Department (“Nasdaq”) stating that we were not in compliance with the Minimum Bid Price Rule. In accordance with the Nasdaq Listing Rules, we had a period of 180 calendar days from the date of notification, or until November 18, 2024, to regain compliance with the Minimum Bid Price Rule.

On November 19, 2024, we received a letter from Nasdaq notifying the Company that, while we had not regained compliance with the Minimum Bid Price Rule, Nasdaq determined that we were eligible for an additional 180 calendar day period, or until May 19, 2025 (the “Second Compliance Period”), to regain compliance. Nasdaq's determination was based on (i) our meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market, with the exception of the Minimum Bid Rule and (ii) our written notice to Nasdaq of our intention to cure the deficiency during the Second Compliance Period by effecting a reverse stock split, if necessary. In order to be provided with a Second Compliance Period, we submitted an application to transfer the listing of our ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market. This transfer to the Nasdaq Capital Market was approved and became effective as of November 15, 2024. On April 1, 2025, we held a special meeting of shareholders, and the proposal to grant our board of directors the discretionary authority to effect a reverse stock split at a ratio within a range of 2 for 1 to 10 for 1 was approved. Our board then approved a reverse split ratio of 10-for-1 on April 9, 2025. The Reverse Split will become effective at 11:59 p.m. Eastern Time on Friday, May 2, 2025.

No assurance can be given that we will be able to regain compliance with the Minimum Bid Rule or comply with the other standards that we are required to meet in order to maintain a listing on such exchange, and no assurance can be given that even if we regain compliance with the Minimum Bid Rule that the price of the ordinary shares will not again be in violation of Minimum Bid Rule in the future. Our failure to meet these requirements may result in our securities being delisted from Nasdaq.

If our ordinary shares are delisted from Nasdaq, we may seek to list them on other markets or exchanges or the ordinary shares may trade on the pink sheets. In the event of such delisting, our shareholders’ ability to trade, or obtain quotations of the market value of, our ordinary shares would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. In addition, the substantially decreased trading in the ordinary shares and decreased market liquidity of the ordinary shares as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, which could materially adversely affect our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of the ordinary shares may decline further and shareholders may lose some or all of their investment. There can be no assurance that the ordinary shares, if delisted from the Nasdaq in the future, would be listed on another national or international securities exchange or on a national quotation service, the Over-The-Counter Markets or the pink sheets.

The controlling share ownership position of M. Arkin Dermatology will limit your ability to elect the members of our board of directors, may adversely affect our share price and will result in our non-affiliated investors having very limited, if any, influence on corporate actions.

M. Arkin Dermatology Ltd. is currently our controlling shareholder. As of April 15, 2025, Arkin Dermatology, and its sole beneficial owner, Mr. Moshe Arkin, our Executive Chairman of the Board and interim Chief Executive Officer, (collectively, “Arkin Dermatology”) beneficially owned approximately 65.43% of the voting power of our outstanding ordinary shares. Therefore, Arkin Dermatology has the ability to substantially influence us and exert significant control through this ownership position. For example, Arkin Dermatology is able to control elections of directors, amendments of our organizational documents, and approval of any merger, amalgamation, sale of assets or other major corporate transaction. Arkin Dermatology’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as it continues to own a significant amount of our equity, Arkin Dermatology will continue to be able to strongly influence and significantly control our decisions.

We are a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

 As of April 15, 2025, Arkin Dermatology controls over 50% of the combined voting power of our equity interests through the ownership of Ordinary Shares. Because of the voting power of Arkin Dermatology, we are considered a “controlled company” for the purposes of the Nasdaq Capital Market. As such, we are exempt from certain corporate governance requirements of Nasdaq, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a Nominating and Corporate Governance Committee that is composed entirely of independent directors and (iii) the requirement that we have a Compensation Committee that is composed entirely of independent directors. We currently rely on the controlled company exemption from the requirements that a majority of our board of directors consist of independent directors, and that we have a nominating committee composed entirely of independent directors with a written charter addressing such committee’s purpose and responsibilities. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

As of April 15, 2025, there were 27,857,620 ordinary shares outstanding. Future sales by us or our shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of the ordinary shares listed for trading are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, we have filed registration statements on Form S-8 with the Securities and Exchange Commission, or the SEC, covering all of the ordinary shares issuable under our 2014 Share Incentive Plan, and we intend to file one or more registration statements on Form S-8 covering all of the ordinary shares issuable under  our 2024 Share Incentive Plan and any other equity incentive plans that we may adopt, and such shares will be freely transferable, except for any shares held by “affiliates,” as such term is defined in Rule 144 under the Securities Act. Upon the filing of the registration statements, the number of ordinary shares that are potentially available for sale in the open market will increase materially, which could make it harder for the value of our ordinary shares to appreciate unless there is a corresponding increase in demand for our ordinary shares. This increase in available shares could result in the value of your investment in our ordinary shares decreasing.

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

 As of April 15, 2025, Arkin Dermatology, owned 18,227,792 Ordinary Shares, and is entitled to require that we register under the Securities Act the resale of these shares into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “Item 7.B — Related Party Transactions — Registration Rights Agreement”.

Our Outstanding Warrants are exercisable for our ordinary shares, which will increase the number of ordinary shares eligible for future resale in the public market and result in dilution to our shareholders.

As of April 15, 2025, we had 4,560,000 outstanding warrants to purchase an aggregate of 4,560,000 ordinary shares. All warrants are exercisable at any time before January 27, 2028, subject to certain limitations and exceptions. The exercise price of the warrants is $5.85 per ordinary share, which is above the current market price of our ordinary share, which was $0.50  per share based on the closing price of the ordinary shares on Nasdaq on April 15, 2025.  The likelihood that the holders of our warrants will exercise their warrants, and the amount of any cash proceeds that we would receive upon such exercise, is dependent upon the market price of the ordinary shares. To the extent that our outstanding warrants are exercised, additional shares of the ordinary shares will be issued, which will result in dilution to our shareholders and increase the number of shares of the ordinary shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such outstanding warrants may be exercised could adversely affect the market price of the ordinary shares. However, there is no guarantee that our outstanding warrants will be in the money prior to their respective expirations, and as such, they may expire worthless.

We have broad discretion as to the use of the net proceeds from our public offerings and may not use them effectively.

We used the net proceeds from our public offering in January 2023 (and concurrent private placement) to fund the acquisition of SGT-610. The remaining proceeds were and will be used for other research and development activities, as well as for working capital and general corporate purposes. However, our management has broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from such offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income.

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

As a foreign private issuer whose shares are listed on The Nasdaq Capital Market, we are permitted to, and follow home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on The Nasdaq Capital Market, we are permitted to follow the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law, instead of certain corporate governance requirements of Nasdaq, including with respect to the required quorum for shareholder meetings, material changes to equity incentive plans, sending periodic reports to shareholders, and shareholder approval with respect to certain issuances of securities. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance requirements.

Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection than is accorded to investors of domestic issuers. See “Item 16G. Corporate Governance – Controlled Company.”

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our supervisory board.

 We believe that we were a passive foreign investment company for U.S. federal income tax purposes for our 2024 taxable year, which could result in materially adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares or warrants.

           A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income (such as interest income); or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to cash or other assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ordinary shares, based on the value and composition of our assets for our 2024 taxable year (including, in particular, the size of our cash and other passive assets) and the changes in the market price of our ordinary shares during our 2024 taxable year, we expect that we will be treated as a PFIC for U.S. federal income tax purposes for our 2024 taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information – U.S. Federal Income Tax Considerations”) holds our ordinary shares or under proposed U.S. Treasury Regulations, our warrants, the U.S. Holder may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends, and (iii) compliance with certain reporting requirements.

For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see “Item 10. Additional Information — U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any).  If our group includes one or more U.S. subsidiaries, under rules enacted in December of 2017, certain of our non-U.S. subsidiaries, of which there are none at present, could be treated as controlled foreign corporations regardless of whether we are not treated as a controlled foreign corporation.  A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions.  An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.  A United States investor should consult its advisors regarding the potential application of these rules to an investment in the ordinary shares or warrants.

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

We and certain of our service providers are from time to time subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident or security breach as a result to date, if such an event were to occur and cause interruptions in our operations or the operations of our partners and service providers, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate access to or disclosure of Confidential Information, the costs associated with the investigation, remediation and potential notification of the breach to counter-parties and data subjects could be material, we could be subject to regulatory investigations and enforcement actions including fines and penalties, we could incur material legal claims and liability (including class actions), we could suffer damage to our reputation, and the further development of our product candidates could be delayed. Further, our insurance coverage may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

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

•
delays in entering into strategic relationships with respect to the commercialization of Twyneo and Epsolay in additional territories or with respect to the development and/or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;

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

As a public company whose ordinary shares are listed in the United States, we have been incurring and will continue to incur accounting, legal and other expenses that we did not incur as a private company, including costs associated with our reporting requirements under the Exchange Act. We also have incurred and anticipate that we will continue to incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and The Nasdaq Capital Market, and provisions of Israeli corporate law applicable to public companies. These rules and regulations increase our legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and make some activities more time-consuming and costly. Our board and other personnel need to devote a substantial amount of time to these initiatives. Due to developments with respect to these rules from time to time, we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Due to our current ‘public float’ we are eligible to take advantage of an exemption from the requirement to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management is required to report on the effectiveness of our internal control over financial reporting. In addition, once our public float exceeds $75 million, we will lose the ability to rely on the exemptions related thereto discussed above, and our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404. The process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2024, our internal control over financial reporting was effective, we cannot predict the outcome of this determination in future years and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

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

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2024, our internal control over financial reporting was effective, we cannot predict the outcome of our testing or any subsequent testing by our auditor in future periods.  Any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information and affect our reputation, which could have a negative effect on the trading price of our ordinary shares.

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

ITEM 4.           INFORMATION ON THE COMPANY

 A.           History and Development of the Company

 We were incorporated under the name “Sol-Gel Technologies Ltd.” on October 28, 1997, and registered as a private company limited by shares under the laws of the State of Israel. Our principal executive offices are located at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650 Israel and our telephone number is 972-8-931 3433. Our website address is http://www.sol-gel.com. The information contained therein, or that can be accessed therefrom, does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes.

 In February 2018 we completed our initial public offering on The Nasdaq Global Market, pursuant to which we issued 7,187,500 ordinary shares for aggregate gross proceeds of approximately $86.25 million before deducting underwriting discounts and commissions and offering expenses payable by us, including the full exercise by the underwriters of their option to purchase additional shares. Our ordinary shares are currently traded on The Nasdaq Capital Market under the symbol “SLGL”.

Our capital expenditures for the years ended December 31, 2022, 2023 and 2024 were approximately $171, $134 and $2 respectively. Our current capital expenditure involves equipment and leasehold improvements.

 B.           Business Overview

Our Company

We are an innovative dermatology company with a successful track record of two NDA approvals and an advanced pipeline of product candidates being developed for orphan indications. We successfully developed pioneer topical drugs Twyneo and Epsolay, respectively approved for the treatments of acne vulgaris and inflammatory lesions of rosacea. From 2022 until April 2025, both products were marketed in the U.S. by our U.S. commercial partner, Galderma. In April 2025, we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne, following the mutual termination by Sol-Gel and Galderma of the exclusive five-year license agreement in the U.S. for both products. In terms of our proprietary assets in development, we are developing topical patidegib (SGT-610) for prevention of BCC formation in Gorlin syndrome patients and topical erlotinib (SGT-210) for the treatment of Darier Disease and other rare keratosis-related indications.

Products and Pipeline

We are a dermatology company leveraging innovative approaches to develop pioneering treatments for patients with severe skin conditions, conducting a Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for prevention of BCC formation in Gorlin syndrome patients, and a phase 1 clinical trial of SGT-210 for Darier Disease and with two approved large-category dermatology products, Twyneo and Epsolay.

Our current product candidate pipeline includes SGT-610 (Patidegib  Gel 2%), a new chemical entity hedgehog signaling pathway blocker, for the chronic use and prevention of new BCC in Gorlin syndrome patients, and the topical drug candidate SGT-210 for the treatment of Darier Disease and other rare keratosis-related indications such as PC, PPK and Olmsted.

Our FDA-approved product, Twyneo, is a novel, once-daily, non-antibiotic topical cream containing a fixed-dose combination of encapsulated benzoyl peroxide, or BPO, and encapsulated tretinoin, developed for the treatment of acne vulgaris, the most common type of acne. Our FDA-approved product, Epsolay, is a novel, once-daily topical cream containing encapsulated BPO that we have developed for the treatment of inflammatory lesions of rosacea.

In April 2025, we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne, following the mutual termination by Sol-Gel and Galderma of the exclusive five-year license agreement in the U.S. for both products, which were entered into in June 2021. In June 2023, we entered into two exclusive license agreements with Searchlight pursuant to which Searchlight has the exclusive right, and is responsible for, all regulatory and commercial activities for Twyneo and Epsolay in Canada, over a fifteen-year term that is renewable for subsequent five-year periods.  In May 2024, we entered into an asset purchase agreement with Beimei, pursuant to which Beimei purchased and licensed the rights to commercialize and manufacture Twyneo in China, Hong Kong, Macau, Taiwan and Israel. Lastly, during 2024, we also entered into commercialization agreements for commercialization of Twyneo and Epsolay in most European countries, South Africa and South Korea.

The following chart represents our current approved products and candidate pipeline:

We are developing the new chemical entity SGT-610 (patidegib Gel 2%), a hedgehog signaling pathway blocker, for the chronic use and prevention of new BCC in Gorlin syndrome patients. Gorlin syndrome is a rare disease with no therapies approved by the FDA or the EC for this disease. SGT-610 is aimed to prevent new BCCs in adults with Gorlin syndrome without systemic adverse events. We believe it has the potential to be the first drug approved for such indication. SGT-610 has been granted orphan drug designation by the FDA and the EC as well as Breakthrough Therapy designation by the FDA. If approved by the FDA, SGT-610 has the potential to generate, at peak, annual net sales in excess of $300 million (based in part on independent sources and also based on our good faith estimates). Although we believe such data and estimate to be reliable, it involves a number of assumptions and limitations, including without limitations the number of patients, the penetration level of the treatment, and the expected treatment annual price.

On November 30, 2023, we announced that we have begun screening patients for our Phase 3 study. In a previous Phase 3 clinical trial of patidegib sponsored by PellePharm the SGT-610 arm was found to be as tolerable as the non-therapeutic vehicle substance, and the significant adverse events commonly seen with oral hedgehog inhibitors were not observed. Our Phase 3 clinical trial includes essential modifications to PellePharm’s previous Phase 3 study. We have refined screening criteria in order to enroll subjects with more severe disease at baseline based on a higher baseline number of facial BCC lesions. This refinement may help to better demonstrate the preventive effect of our product candidate. We are also pre-screening patients for a specific genetic mutation associated with Gorlin syndrome that is considered relevant for HH inhibitors. In an effort to increase patient study compliance we reduced the number of visits over the 12 months of treatment during the trial. According to the Phase 3 trial design approximately 140 subjects will be enrolled at approximately 40 experienced clinical centers in North America, United Kingdom and Europe. To date, we have signed agreements with 43 centers in multiple countries, including the U.S., Spain, the Netherlands, Germany, Italy, France and the UK, all of these centers have been activated, and 80% of the trial subjects have been recruited. We currently expect results of our Phase 3 study in the fourth quarter of 2026.

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

SGT-210 (erlotinib) is a topical drug candidate for the treatment of rare keratosis-related indications. Erlotinib is a tyrosine kinase receptor inhibitor which acts on the epidermal growth factor receptor, a protein expressed on the surface of cells, whose job is to help cells grow and divide. Published clinical research has shown that orally administered erlotinib improved the quality of life of pachyonychia congenita patients but was associated with significant adverse events, while topically applied erlotinib, 0.2%, failed to display significant improvement1. Sol-Gel’s scientists have developed a topical product with a significantly higher concentration of erlotinib than that which was reported to be inefficient. SGT-210 is expected to treat rare keratosis-related indications with limited incidence of the adverse events that can result from oral administration erlotinib. Our initial Phase-1 study of SGT-210 has been completed, with results supporting further development of this product candidate. We initiated a Phase 1 clinical trial for Darier Disease in March 2024. If we successfully complete this proof-of-concept study and the required pre-clinical studies, we anticipate submitting an investigational new drug application (IND) to FDA for a Phase 2 trial in the second quarter of 2025. In addition, we have been using SGT-210 in a compassionate use treatment for a pediatric patient suffering from an ultra-rare disease with preliminary highly encouraging response.

Twyneo, is a once-daily, non-antibiotic topical cream, containing a fixed-dose combination of encapsulated benzoyl peroxide, or E-BPO, and encapsulated tretinoin for the treatment of acne vulgaris. Acne vulgaris is one of the three most prevalent skin diseases in the world and is the most commonly treated skin disease in the United States. According to the American Academy of Dermatology, acne vulgaris affects approximately 40 to 50 million people in the United States, of which approximately 10% are treated with prescription medications. Tretinoin and benzoyl peroxide, the two active components in Twyneo, are both widely-used therapies for the treatment of acne vulgaris that historically have not been conveniently co-administered due to stability concerns.  Twyneo was approved for marketing by the FDA in July 2021 in the United States and was licensed in the United States exclusively to Galderma from June 2021 until April 2025 when we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne, and in Canada exclusively to Searchlight in June 2023. The rights to commercialize and manufacture Twyneo in China, Hong Kong, Macau, Taiwan and Israel were purchased and in licensed by Beimei in May 2024. We also entered into commercialization agreements for commercialization of Twyneo in most European countries, South Africa and South Korea during 2024.

Epsolay, is a once-daily topical cream containing 5% encapsulated benzoyl peroxide, that we have developed for the treatment of inflammatory lesions of rosacea in adults. Rosacea is a chronic skin disease characterized by facial redness, inflammatory lesions, burning and stinging. According to the U.S. National Rosacea Society, approximately 16 million people in the United States are affected by rosacea. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne, except that comedowns are absent, and patients may report associated burning and stinging sensations. Current topical therapies for subtype II rosacea are limited due to tolerability concerns. For example, BPO, a common therapy for acne, is not used for the treatment of subtype II rosacea due to side effects. As encapsulated BPO, Epsolay is designed to redefine the standard of care for the treatment of subtype II rosacea.  Epsolay, is the first product containing BPO that is marketed for the treatment of subtype II rosacea. Epsolay was approved for marketing by the FDA in April 2022 and was licensed in the United States exclusively to Galderma in June 2021 and in Canada exclusively to Searchlight in June 2023. We also entered into commercialization agreements for commercialization of Epsolay in most European countries, South Africa and South Korea during 2024.

In April 2025, we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne, following the mutual termination by Sol-Gel and Galderma of the exclusive five-year license agreement in the U.S. for both products, which were entered into in June 2021.

In May 2024, we entered into an asset purchase agreement with Beimei, pursuant to which Beimei purchased and licensed the rights to commercialize and manufacture Twyneo in China, Hong Kong, Macau, Taiwan and Israel. We expect to receive, subject to applicable government approvals, a total consideration of up to $15 million, out of which $10 million will be paid as upfront and regulatory milestones, and the remaining $5 million will be paid as royalties on net sales.

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

Our Products

SGT-610 for Gorlin Syndrome

We are developing SGT-610 for chronic use in Gorlin syndrome patients to reduce the significant tumor burden of persistently developing basal cell carcinomas (BCCs) with a minimum systemic tolerability side effects seen with and approved oral formulations of Hedgehog (HH) pathway inhibitors. SGT-610 has been granted orphan drug designation by the FDA and the EC, as well as Breakthrough Therapy designation by the FDA. Both FDA and the European Medicines Agency (EMA) have agreed that a single pivotal Phase 3 study may be sufficient for the approval of this investigational drug. If approved by the FDA, SGT-610 has the market potential to generate, at peak, annual sales between $400 million and $500 million (based on good faith estimates derived from our knowledge and based in part on independent sources). Although we believe such data and estimate it to be reliable, it involves a number of assumptions and limitations, including without limitation the number of patients, the penetration level of the treatment, and the expected treatment annual price.

On November 30, 2023, we announced that we began screening patients for our Phase 3 study.  In PellePharm’s study the SGT-610 arm was found to be as tolerable as the vehicle and the significant adverse events commonly seen with oral hedgehog inhibitors were rarely observed.

Our clinical study includes essential modifications to the previous Phase 3 study sponsored by PellePharm. We refined screening criteria in order to enroll subjects with a more severe disease at baseline reflected in a higher baseline number of facial BCC lesions. This refinement may help to better demonstrate the preventive effect of our product candidate. We are also screening patients for a specific genetic mutation associated with Gorlin syndrome that is considered relevant for HH signaling pathway. In an effort to increase patient study compliance we reduced the number of on-site visits over the 12 months of treatment during the trial. According to our Phase 3 trial design approximately 140 subjects (with 100 subjects required to complete the study) will be enrolled at approximately 40 experienced clinical centers in North America, United Kingdom and Europe. To date, we have signed agreements with 43 centers in multiple countries, including the U.S., Spain, The Netherlands, Germany, Italy, France and the UK, all of which enters have been activated and 80% of the trial subjects have been recruited. We currently expect results of our Phase 3 study in the fourth quarter of 2026.

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

Retinoid Treatment: Oral retinoid treatment of patients with Gorlin syndrome can reduce the rate of development of BCCs, but based on clinical trials it does so only at a dose that usually produces intolerable side effects.

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

Surgical Treatment of BCCs: Given the lack of alternative treatment options, patients who develop a high rate of BCCs often need surgery for their chronic tumors. However, studies show that surgery has significant morbidity (e.g., scarring, disfigurement, functional loss of eyelid, nose, ear) and multiple surgeries may lead to psychological distress of the patient. The number of surgically eligible BCCs and specifically, the chronic surgical intervention, constitutes a significant burden of disease in patients with Gorlin syndrome.

SGT-210 for Darier Disease and other rare keratosis-related indications

We are developing SGT-210 for the treatment of Darier Disease and other rare keratosis-related indications, such as PC, PPK, Olmsted, etc. a group of skin conditions characterized by impaired kertanization of the skin. SGT-210 is designed to be used alone or in combination for the treatment of hyperproliferation and keratinization disorders. On January 2, 2020, we announced the initiation of a Phase 1 clinical study of SGT-210 in patients with palmoplantar keratoderma. The Phase 1 concept study SGT-84-01 is a single-center, single-blinded, vehicle-controlled study designed to evaluate the bioavailability, safety and tolerability of SGT-210 as well as inform on potential efficacy. During the third quarter of 2021, we reported that the study with respect to six (6) palmoplantar keratoderma (PPK) patients has been completed and indicated modest improvement and a favorable safety results. Two elevated concentrations of  topical erlotinib were investigated in MUSE –PK  Phase I study on healthy volunteers initiated in December 2022. The study was finalized  in the second quarter of 2023, where topical erlotinib was generally safe and well tolerated and minimal absorbance regardless of its concretion was observed. We believe these results support further development of this product candidate. We initiated a Phase 1 clinical trial for Darier Disease in March 2024.

Darier Disease (DD), also known as Darier-White disease or Keratosis follicularis, is an autosomal dominant genodermatosis caused by a mutation in the ATP2A2 gene, encodes the SERCA2 protein, a calcium pump located in the sarcoplasmic/endoplasmic reticulum. The disease manifests as greasy, hyperkeratotic papules in seborrheic regions, along with nail abnormalities and mucous membrane changes, and infections. The estimated worldwide prevalence ranges from 1 in 30,000 to 1 in 100,000 individuals, typically beginning in puberty and exacerbated throughout the lifespan, usually with external exposures, such as sunlight. Current treatments include topical emollients and retinoids for mild cases, and oral retinoids and antibiotics for moderate to severe cases.

Twyneo for Acne Vulgaris

Using our proprietary, silica-based microencapsulation technology platform, we developed Twyneo to become a preferred treatment for acne vulgaris by dermatologists and their patients. Twyneo was approved for marketing by the FDA in July 2021.

Twyneo is a novel, once-daily, non-antibiotic topical cream containing a fixed-dose combination of encapsulated benzoyl peroxide and encapsulated tretinoin that we developed for the treatment of acne vulgaris. Studies have shown that benzoyl peroxide and tretinoin are effective in treating acne as monotherapies; moreover, according to an article in the American Academy of Dermatology (2009), dermatologists recommend combining the two monotherapies as a first-line approach for acne, but a drug-drug interaction that causes the degradation of tretinoin has previously prohibited the development of a combination therapy. By encapsulating the two agents separately through the use of our technology platform, Twyneo is designed to be a fixed-dose combination that otherwise would not be stable. Similar to other combination drug products, such as clindamycin and benzoyl peroxide, Twyneo is required to be kept refrigerated throughout the supply chain and then stored in ambient conditions upon its distribution to patients. Pre-clinical data suggests that Twyneo may be more tolerable than generic tretinoin gel 0.1% and Epiduo, a branded fixed-dose combination of benzoyl peroxide and adapalene, without a corresponding loss in efficacy. In addition, Epiduo and its successor Epiduo Forte contain adapalene as opposed to tretinoin, which is widely considered to be more effective than adapalene, but generally causes greater irritation. In the U.S. Twyneo competes directly with Winlevi, Aklief, Epiduo, Epiduo Forte and Cabtreo. On December 30, 2019, we announced top-line results from two pivotal Phase 3 clinical trials evaluating Twyneo for the treatment of acne vulgaris. Twyneo met all co-primary endpoints in both Phase 3 trials. The Phase 3 program enrolled an aggregate of 858 patients aged nine and older in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Twyneo demonstrated statistically significant improvement in each of the co-primary endpoints of (1) the proportion of patients who succeeded in achieving at least a two grade reduction from baseline and Clear (grade 0) or Almost Clear (grade 1) at Week 12 on a 5-point Investigator Global Assessment (IGA) scale, (2) an absolute change from baseline in inflammatory lesion count at Week 12, and (3) and an absolute change from baseline in non-inflammatory lesion count at Week 12. In addition, Twyneo was found to be well-tolerated.

 Acne Market Opportunity

Acne vulgaris is a disease characterized by areas of scaly red skin, non-inflammatory blackheads and whiteheads, inflammatory lesions, papules and pustules and occasionally boils and scarring that occur on the face, neck, chest, back, shoulders and upper arms. The development of acne lesions is caused by genetic and environmental factors that arise from the interplay of the following pathogenic factors:

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

Due to the frequency of recurrence and relapse, acne vulgaris is characterized as a chronic inflammatory disease, which may require treatment over a prolonged period of time. Acne vulgaris is one of the three most prevalent skin diseases in the world and is the most commonly treated skin disease in the United States. According to the American Academy of Dermatology, acne affects approximately 40 to 50 million people in the United States and approximately 85% of people between the ages of 12 and 24 experience some form of acne. Acne vulgaris patients suffer from the appearance of lesions on areas of the body with a large concentration of oil glands, such as the face, chest, neck and back. These lesions can be inflamed (papules, pustules, nodules) or non-inflamed (comedones). Early effective treatment is recommended to lessen the overall long-term impact. For most people, acne diminishes over time and tends to disappear, or at least to decrease, by the age of 25. There is, however, no way to predict how long it will take for symptoms to disappear entirely, and some individuals continue to suffer from acne well into adulthood.

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

•
Topical prescription combination products such as combinations of BPO/adapalene, BPO/clindamycin, BPO/adapalene/clindamycin, BPO/erythromycin and clindamycin/tretinoin. These target multiple components that contribute to the development of acne, though topical side effects are common.

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

Epsolay for Subtype II Rosacea

Epsolay Overview

Epsolay is a once-daily investigational topical cream containing 5% encapsulated benzoyl peroxide that we have developed for the treatment of papulopustular (subtype II) rosacea. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne, except that comedones are absent, and patients may report associated burning and stinging sensations. In the U.S. Epsolay competes directly with Soolantra. We utilized the FDA’s 505(b)(2) regulatory pathway in seeking approval of Epsolay in the United States. On July 8, 2019, we announced positive top-line results from our Phase 3 program evaluating Epsolay.  The program enrolled 733 patients aged 18 and older in two identical, double-blind, vehicle-controlled Phase 3 clinical trials at 54 sites across the United States. Epsolay demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the Investigator Global Assessment (IGA) relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay was found to be well- tolerated. On February 12, 2020, we announced positive topline results from our open-label, long-term safety study, evaluating Epsolay for a treatment duration up to 52 weeks.  Epsolay was approved for marketing by the FDA in April 2022.

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

Generic Drug Product Candidates

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

Following the agreement, we had one remaining active collaboration agreement with Padagis for the development, manufacturing and commercialization of a generic drug product to Zoryve® Cream (roflumilast cream 0.3%).  On August 15, 2024, we signed a new agreement with Padagis, which replaced the parties’ prior collaboration agreement for the development and commercialization of such generic drug product. Under this new agreement, we are to unconditionally receive eight quarterly payments which will be paid over 24 months and low single digit royalties from gross profits from sales of roflumilast cream for a period of five years, in lieu of our share in future gross profits from such sales. In addition, Sol-Gel ceased paying any outstanding and future costs related to this prior collaboration agreement. The amount to be received from Padagis, together with the elimination of future expected expenses related to this asset, is expected to enhance our cash position by approximately $6 million.

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

We will be able to protect our technology from unauthorized use by third parties only to the extent it is covered by valid and enforceable patents or is effectively maintained as trade secrets. Patents and other proprietary rights are an essential element of our business. If any of the below described applications are not approved, or any of the below described patents are invalidated, deemed unenforceable or otherwise successfully challenged, such loss would have a material effect on the commercialization of Twyneo, Epsolay, our product candidates (once approved), if approved, and our future prospects.

Our patent portfolio that is directed to  Twyneo, Epsolay and our product candidates includes 70 patents and patent applications and claims processes for manufacture (including silica microencapsulation platform and other technologies), formulations, composition of matter, and methods of use. Of these 70 patents and patent applications, 45 are granted patents (25 in the United States and 20 in other countries) and 4 patent applications are allowed (3 in the United States and 1 in other counties) 21 are pending applications (9 in the United States and 12 in other countries).

              For SGT-610, we have one published international application  that refers to a method of treatment with SGT-610,  one international application  that refers to a method of treatment with SGT-610 for a period of more than 12 months; and one pending application in the United States that refers to a process for preparation of SGT-610; and we purchased from PellePharm 3 granted patents in the US (with a term until 2036), 2 granted patents in South Africa, and granted patents in Israel, Japan, Mexico, Canada, Chile, Brazil, and Australia and  pending applications in Europe and Hong Kong. We also licensed from Royalty Security LLC (as part of the asset purchase from PellePharm) 22 granted patents in the US (with terms 2027-2031), 1 granted patent in Canada, 36 granted patents in Europe (Norway and EPO members such as France, Germany, Ireland, Switzerland, United Kingdom, Spain, Italy, etc.) 37 granted patents in the rest of the world (such as Argentina, Australia, Brazil, Chile, China, Hong-Kong, Israel, India, Japan, Korea,  Mexico, New Zealand, Philippines, Russia, Singapore, Thailand, Taiwan, Ukraine, South Africa).

For SGT-610, we have one trademark ,'Saquelta', registered in Israel, Albania, Armenia, Australia, Azerbaijan, Belarus, Bhutan, Bosnia & Herzegovina, Botswana, Brazil ,China, Colombia, Denmark, Dominican Republic, Egypt, Georgia, Iceland, Kazakhstan, Kenya, Kyrgyzstan, Liechtenstein, Madagascar, Moldova, Monaco, Montenegro, Morocco, Mozambique, Namibia, New Zealand, North Macedonia, Norway, Russian Federation, San Marino, Serbia, Singapore, Switzerland, Tajikistan, Turkey, Turkmenistan, Ukraine, USA, Uzbekistan, Vietnam, Zambia, Curacao, European Union, United Kingdom, Peru, Andorra, Hong Kong, Ecuador, and Argentina. Saquelta was also filed for registration in India, Jamaica, Taiwan, Thailand, United Arab Emirates, Mexico, Panama, Sri Lanka and Aruba. We also purchased the rights to the trademark ‘Squelta’ in Barbados, Canada, Costa Rica, Guatemala, OAPI, Paraguay, South Africa, Venezuela, Chile, El Salvador, Honduras, Japan, Nicaragua, South Korea, and Uruguay and are yet to record this trademark in our name in such countries.

  For Twyneo, we have obtained patent protection for the composition of matter in the United States, Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom) and Mexico (with a term until 2028). There are four patent families protecting the process for the encapsulation of the active agents of our Twyneo product (one patent family has patents granted in  India, Mexico, and Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom) (with a term until 2028), one patent granted in the United States, and one application pending in the United States; the second patent family has patents granted in Mexico and the United States (with a term until 2029); the third patent family has patents granted in Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom),  India, Mexico and the United States (with a term until 2030); and the fourth patent family has patents granted in  India, Mexico and the United States. We own patents granted for the formulation of our Twyneo product in the United States, Mexico and Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland, United Kingdom) (with a term until 2032). We have allowed patents in Europe and in the United States (with a term until 2038). We have patents granted in India and Mexico (with a term until 2038), pending patent applications in the United States (with a term until 2041), and Europe for the composition of our Twyneo product, patents granted in the United States (with a term until 2041) and Mexico (with a term until 2038) and patent applications pending in Europe and in the United States for the method of treatment of Twyneo (with a term until 2038).

We have five trademarks registered for our Twyneo product in Israel, Europe, the United States, Canada, Mexico, Brazil and Australia.  Twyneo was also filed for registration in India, Norway, Iceland, Serbia, Bosnia & Herzegovina, Montenegro, Albania, North Macedonia, South Korea, Kosovo, and South Africa.

For Epsolay, we have obtained patents in China,  Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom), Mexico (with a term until 2032) ,United States (with a term until 2041), and an allowed patent (with a term until 2040) covering the composition for topical treatment of rosacea.  There are two patent families directed to the process for encapsulation of the active agents of Epsolay (one patent family has granted patents in  Mexico, Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom) and in the United States (with a term until 2028) and one pending application in the United States; and the second patent family has patents granted in India, Mexico and the United States. We also have 8 granted patents in the United States (with a term until 2040) and 2 patent applications pending in the United States covering the methods of use of Epsolay for the treatment of rosacea.

We have two patents granted in the United States (with a term until 2041) and pending applications in Australia, Brazil, Chile, Colombia, Korea, Malaysia, New Zealand, Thailand,  South Africa,  and  in the United States covering the compositions of Epsolay and Twyneo, the processes for the encapsulation of the active agents of our Epsolay and Twyneo, the processes for the encapsulation of the active agents of our Epsolay and Twyneo, and the methods of use.

We have four registered trademarks in Europe (including United Kingdom), Canada, the United States, Australia, Mexico and Israel. These registrations cover potential brand names for our Epsolay in Israel, Europe, Canada, Australia, Mexico and the United States. Epsolay was also filed for registration in Brazil, Norway, Iceland, Serbia, Bosnia & Herzegovina, Montenegro, Albania, North Macedonia, South Korea, Kosovo, and South Africa

For SGT-210, we have seven pending applications in Israel, Korea, Mexico and the United States, and one granted patent in the United States that refer to methods and compositions of use in the treatment of psoriasis.

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

There are numerous companies that have branded or generic products or product candidates in the dermatology market. Among them are Aclaris Therapeutics, Inc., Akorn, Inc., Almirall S.A., Aqua Pharmaceuticals LLC, Arcutis Biotherapeutics, Bausch Health Companies Inc., Bayer HealthCare AG, Cassiopea SpA,  Organon,  Galderma Pharma S.A., Glenmark Pharmaceuticals Ltd., G&W Laboratories, Inc., LEO Pharma A/S, Mylan N.V., Mayne Pharma, Novan, Inc., Novartis AG, Palvella Therapeutic, Padagis US LLC, Pfizer, Inc., Spear Therapeutics, Ltd., Sun Pharmaceutical Industries Ltd., Teligent, Inc., Teva Pharmaceutical Industries Ltd. And Vyne Pharmaceuticals Ltd.

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

Marketing, Sales and Distribution

We currently have limited sales, marketing and distribution capabilities. In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma had the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo and Epsolay.  Pursuant to the agreements, we received $11 million in upfront payments and regulatory approval milestone payments and were also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments. In April 2025, we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne, following the mutual termination by Sol-Gel and Galderma of the exclusive five-year license agreements. In June 2023, we entered into exclusive license agreements with Searchlight, pursuant to which, Searchlight has the exclusive right and is responsible for all commercial activities for Twyneo and Epsolay in Canada, over a fifteen-year term that is renewable for subsequent five-year periods. In consideration for the grant of such rights, we will receive up to $11 million in potential upfront payments and regulatory and sales milestones for both drugs, combined. In addition, we will be entitled to royalty percentages of all Canadian net sales ranging from low-double-digits to high teens. In May 2024, Beimei purchased and licensed the exclusive rights to commercialize Twyneo in the mainland of China, Hong Kong, Macau, Taiwan and Israel. We have also licensed the rights to commercialize Twyneo and Epsolay to various licensees in Canada, the majority European countries, U.K and South Africa and South Korea. We expect to collaborate with third parties that have sales and marketing experience in order to commercialize Twyneo and Epsolay in other jurisdictions and our product candidates, if approved by the FDA for commercial sale, in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements for our product candidates on acceptable terms or at all, we may not be able to successfully commercialize them. In other markets, we also expect to selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our product candidates.

Manufacturing

For the supply of current good manufacturing practice-grade, or cGMP-grade and clinical trial materials we rely on and expect to continue to rely on third-party CMOs, or on in-house manufacturing capabilities. As of August 2018, our in-house manufacturing operations have been audited for current good manufacturing, or cGMP, compliance, and were granted a cGMP certification by the Israel Ministry of Health. This certification allowed us to manufacture Twyneo and its intermediates to support Phase 3 clinical trials. This cGMP certification expired in 2020, and since no other manufacturing for Phase 3 clinical trials is planned at the Company during 2021, the Company and the Israel Ministry of Health have mutually concluded that the cGMP certification will be reassessed and renewed for other products as they reach relevant stages of development. We did not renew our ISO 14001:2015 and ISO 45001:2018 certifications due to the limited workload in our laboratories, however we continue to maintain all relevant SOPs for safety and environmental management. For commercial manufacturing of our products, we intend to rely solely on CMOs. It is our policy to have multiple or alternative sources where possible for every service and material we use in our products.

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

FDA approval of a new drug application is required before any new unapproved drug or dosage form, can be marketed in the United States. Section 505 of the FDCA describes three types of new drug applications: (1) an application that contains full reports of investigations of safety and effectiveness (section 505(b)(1)); (2) an application that contains full reports of investigations of safety and effectiveness but where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference (section 505(b)(2)); and (3) an application that contains information to show that the proposed product is comparable in active ingredient, dosage form, strength, route of administration, labeling, quality, performance characteristics, and intended use, among other things, to a previously approved product (section 505(j)). Section 505(b)(1) and 505(b)(2) new drug applications are referred to as NDAs, and section 505(j) applications are referred to as abbreviated NDAs, or ANDAs.

In general, the process required by the FDA prior to marketing and distributing a new drug, as opposed to a generic drug subject to section 505(j), in the United States usually involves the following:

•
completion of pre-clinical (or non-clinical) laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practices, or GLP, requirements and other applicable regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials in the United States may begin;

•	approval by an independent institutional review board, or IRB, or ethics committee covering each clinical site before each trial may be initiated at such sites;

•
performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements and other clinical trial-related requirements to establish the safety and efficacy of the proposed drug for its intended use;

•	preparation and submission to the FDA of an NDA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•
satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product or components thereof are produced, to assess compliance with current good manufacturing practice, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data; and

•	payment of applicable user fees and FDA review and approval of the NDA.

Pre-clinical studies

Pre-clinical studies generally include laboratory evaluation or product chemistry, formulation and toxicity, as well as animal studies to assess the potential safety and efficacy of the product candidate. Pre-clinical safety tests must be conducted in compliance with the FDA regulations. The Consolidated Appropriations Act for 2023, amended the FDCA to specify that nonclinical testing for drugs may, but is not required to, include in vivo animal testing. According to the amended language, a sponsor may fulfill nonclinical testing requirements by completing various in vitro assays (e.g., cell-based assays, organ chips, or microphysiological systems), in silico studies (i.e., computer modeling), other human or non-human biology-based tests (e.g., bioprinting), or in vivo animal tests. The conduct of nonclinical studies is subject to federal regulations and requirements, including GLP regulations.

The results of the pre-clinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND which must become effective before clinical trials may commence. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies.  The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30- day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor, and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial. Long-term non-clinical studies, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND application is submitted.

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

An IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review at least annually. The IRB must review and approve, among other things, the trial information to be provided to trial subjects, including any informed consent forms and other proposed communications with subjects. An IRB must operate in compliance with FDA regulations. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study  may  move  forward  at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the investigational drug has been associated with unexpected serious harm to patients.

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

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be conducted after initial marketing approval, and may be used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Congress recently amended the FDCA, as part of the Consolidated Appropriations Act for 2023, in order to require each sponsor of a Phase 3 clinical trial, or other “pivotal study” of a new drug to support marketing authorization, to design and submit a diversity action plan for such clinical trial. The action plan must include the sponsor’s diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. A sponsor must submit a diversity action plan to the FDA by the time the sponsor submits the relevant clinical trial protocol to the agency for review. The FDA may grant a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect Phase 3 trial planning and timing, but if the FDA objects to a sponsor’s diversity action plan or otherwise requires significant changes to be made, it could delay initiation of the relevant clinical trial.

Sponsors of certain clinical trials generally must register such trials and disclose certain trial information within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on the ClinicalTrials.gov data registry. Information related to the investigational product, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Sponsors are also obligated to disclose the results of their clinical trials after completion, but such disclosures may be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The U.S. Department of Health and Human Services’ Final Rule and NIH’s complementary policy on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and the government has brought enforcement actions against non-compliant clinical trial sponsors. Competitors may use the publicly available information about clinical trials to gain knowledge regarding the progress of development programs. Sponsors or distributors of investigational products for the diagnosis, monitoring, or treatment of one or more serious diseases or conditions must also have a publicly available policy on evaluating and responding to requests for expanded access requests.

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

ANDA products must be shown to be similar to, and bioequivalent to, a reference listed drug, or RLD. A product is considered bioequivalent if there is no significant difference in the rate and extent to which the active ingredient in the generic product and in the RLD becomes available at the site of drug action when administered at the same molar dose under similar conditions in an appropriately designed study. Accordingly, an applicant typically compares the systemic exposure profile of the generic test drug product to that of the RLD at the same regimen and exposure period as the RLD to demonstrate bioequivalence. For most ANDAs, bioequivalence must be shown in human clinical trials, but in some cases, FDA will accept in vitro data. Specific requirements are typically outlined by FDA in product-specific bioequivalence guidance.

Submission of an NDA to the FDA

Assuming successful completion of all required testing with all applicable regulatory requirements, the results of the pre-clinical studies and clinical trials, together with other detailed information, including among other things information on the manufacture, control and composition of the product and proposed labeling, are submitted to the FDA as part of an NDA requesting approval to market the product candidate for one or more indications. In particular, an NDA must demonstrate that the manufacturing methods and quality controls used to produce the drug product are adequate to preserve the drug’s identity, strength, quality, and purity. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of the product, or from a number of alternative sources, including studies initiated by investigators. FDA approval of an NDA must be obtained before the corresponding drug may be marketed in the United States.

Under the Prescription Drug User Fee Act, as amended, or PDUFA, each NDA submission is subject to a substantial application user fee, and the sponsor of an approved NDA is also subject to an annual program fee. The FDA adjusts the PDUFA user fees on an annual basis. The application user fee must be paid at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for products with orphan designation or for the first application filed by a small business.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information and subject to payment of required user fees. The resubmitted application is also subject to review before the FDA accepts it for filing. If found complete, the FDA will accept the NDA for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review.

Under PDUFA, the FDA has agreed to certain performance goals in the review of NDAs through a two-tiered classification system, standard review and priority review. FDA’s goal is to review NDAs subject to standard review within 10 months of the filing date, or within six months of the filing date for priority review. The FDA, however, may not approve a drug within these established goals, as the review process is often significantly extended by FDA requests for additional information or clarification, and its review goals are subject to change from time to time.

During the review process, the FDA reviews the NDA to determine, among other things, whether the product is safe and effective and whether the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued strength, quality, and purity. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. The FDA is not bound by the recommendation of an advisory committee, but it considers such recommendations carefully when making final decisions on approval.

Before approving an NDA, the FDA will typically inspect the facility or facilities at which the product is manufactured. The agency will not approve the product unless cGMP compliance is satisfactory. Additionally, the FDA will typically inspect one or more clinical sites to assure compliance with GCP requirements. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies as part of the review process and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. An approval letter authorizes commercial marketing of the product with specific prescribing information for one or more indications. A complete response letter indicates that the review cycle for an application is complete and that the application will not be approved in its present form. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA may ultimately decide that an application does not satisfy the regulatory criteria for approval. If, or when, the deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter.

If a product is approved, the approval will impose limitations on the indicated uses for which the product may be marketed, may require that warning statements be included in the product labeling, may require that additional studies or trials be conducted following approval as a condition of the approval, may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or impose other limitations. For example, as a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to ensure that the benefits of the drug outweigh the potential risks. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA determines a REMS is necessary during review of the application, the drug sponsor must submit a proposed REMS plan to obtain approval for the drug product. A REMS may be required to include various elements, such as a medication guide or patient package insert, a communication plan to educate healthcare providers of the drug’s risks, limitations on who may prescribe or dispense the drug, or other elements to assure safe use, such as special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. In addition, the REMS must include a timetable to periodically assess the strategy. The requirement for a REMS can materially affect the potential market and profitability of a drug.

Further changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented, which may require manufacturers to develop additional data or conduct additional pre-clinical studies and clinical trials. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses similar procedures in reviewing NDA supplements as it does in reviewing NDAs.

Fast Track, Priority Review, and Breakthrough Therapy Designations

A sponsor may seek approval of its product candidate under programs designed to accelerate FDA’s review and approval of new drugs that meet certain criteria. Specifically, new drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed, meaning that the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept the sections and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application. A fast track designated product candidate may also qualify for accelerated approval (described below) or priority review, under which the FDA sets the target date for FDA action on the NDA or biologics license application at six months after the FDA accepts the application for filing.

Priority review is granted when there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. If criteria are not met for priority review, the application is subject to the standard FDA review period of 10 months after FDA accepts the application for filing.

In addition, a sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough therapy designation provides all the features of fast track designation in addition to intensive guidance on an efficient development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review and regulatory staff in a proactive, collaborative, cross-disciplinary review, where appropriate. A drug designated as breakthrough therapy is also eligible for accelerated approval if the relevant criteria are met.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Fast track, priority review and breakthrough therapy designations do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval but may expedite the development or approval process.

Accelerated Approval

In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval from the FDA and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a drug or biologic when it has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or  IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform post-marketing clinical trials to verify and describe the predicted effect on IMM or other clinical endpoint, and the product may be subject to expedited withdrawal procedures. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical b`enefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug or biologic, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval when the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate long-term clinical benefit of a drug.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. For example, accelerated approval has been used extensively in the development and approval of drugs for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large clinical trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product candidate’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to confirm the predicted clinical benefit of the product during post-marketing studies, would allow the FDA to withdraw approval of the product. As part of the Consolidated Appropriations Act for 2023, Congress provided the FDA additional statutory authority to mitigate potential risks to patients from continued marketing of ineffective drugs or biologics previously granted accelerated approval. Under the act’s amendments to the FDCA, the FDA may require the sponsor of a product being considered for accelerated approval to have a confirmatory trial underway prior to approval. The sponsor must also submit progress reports on a confirmatory trial every six months until the trial is complete, and such reports are published on the FDA’s website. The amendments also give the FDA the option of using expedited procedures to withdraw product approval if the sponsor’s confirmatory trial fails to verify the claimed clinical benefits of the product.

All promotional materials for product candidates being considered and approved under the accelerated approval program are subject to prior review by the FDA.

Post-approval Requirements

Any drug products receiving FDA approval will be subject to continuing regulation by the FDA. Certain requirements include, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. The promotion and advertising requirements include standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or patient populations that are not described in the drug’s approved labeling, known as “off-label use,” and other promotional activities, such as those considered to be false or misleading.

Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not encourage, market or promote such off-label uses. As a result, “off-label promotion” has formed the basis for litigation under the Federal False Claims Act, violations of which are subject to significant civil fines and penalties. In addition, manufacturers of prescription products are required to disclose annually to the Center for Medicaid and Medicare any payments made to physicians in the United States under the Physician Payments Sunshine Act of 2012. These payments could be in cash or kind, could be for any reason, and are required to be disclosed even if the payments are not related to the approved product. A failure to fully disclose or not report in time could lead to significant penalties.

The manufacturing of any drug products must comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. The FDA’s cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

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

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. Furthermore, the Drug Supply Chain Security Act, or DSCSA, was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States, including most biological products. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a ten-year period, which culminated in November 2023. After an additional one-year stabilization period to give entities subject to the DSCSA additional time to finalize interoperable tracking systems and to ensure supply chain continuity, the applicable requirements under the DSCSA became fully enforceable as of November 27, 2024. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. It is impossible to predict whether further legislative or regulatory changes will be enacted, whether FDA regulations, guidance or interpretations will be changed or what the impact of such changes, if any, may be.

Pediatric trials and exclusivity

Even when not pursuing a pediatric indication, under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that is adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. A sponsor that is planning to submit a marketing application for a product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 clinical trial. The initial PSP must contain an outline of the proposed pediatric trials the sponsor plans to conduct, including trial objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric trials along with supporting information. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon the PSP. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may also, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

Separately, pediatric exclusivity is a type of non-patent marketing exclusivity available in the United States and, if granted, it provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity or listed patents. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application. The issuance of a written request does not require the sponsor to undertake the described studies.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 individuals in the United States and when there is no reasonable expectation that the cost of developing and making available the drug in the United States will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan indication are disclosed publicly by the FDA.

If a drug product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan product exclusivity or if the FDA finds that the holder of the orphan product exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the drug was designated. Orphan product exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

A drug with orphan drug designation may not receive orphan product exclusivity if it is approved for a use that is broader than the indication for which it received orphan drug designation. In addition, orphan product exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Court cases have challenged FDA’s approach to determining the scope of orphan drug exclusivity; however, at this time the agency continues to apply its long-standing interpretation of the governing regulations and has stated that it does not plan to change any orphan drug implementing regulations.

The Hatch-Waxman Amendments

ANDA Approval Process

The Hatch-Waxman Amendments established abbreviated FDA approval procedures for drugs that are shown to be equivalent to proprietary drugs previously approved by the FDA through the NDA process. Approval to market and distribute these drugs is obtained by submitting an ANDA to the FDA. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data, and quality control procedures. Premarket applications for generic drugs are termed abbreviated because they generally do not include pre-clinical and clinical data to demonstrate safety and effectiveness. Instead, a generic applicant must demonstrate that its product is bioequivalent to a drug product previously approved under an NDA, known as the reference listed drug, or RLD, and may rely on the preclinical and clinical testing previously conducted for the RLD. Under the statute, a generic drug is bioequivalent to an RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.”.

In certain situations, the FDA may permit an applicant to submit an ANDA for a generic product with a route of administration, strength or dosage form that differs from an RLD, or that has one different active ingredient from an RLD if the product is a fixed-combination drug, pursuant to the filing and approval of a suitability petition. The FDA will permit the submission of an ANDA in such cases if it finds, among other things, that the proposed generic product does not raise new questions of safety and effectiveness as compared to the RLD. A product is not eligible for ANDA approval if the FDA determines that it is not bioequivalent to the RLD, if it is intended for a different use, or if it is not subject to an approved suitability petition. However, such a product might be approved under an NDA, with supportive data from clinical trials.

 505(b)(2) NDAs

Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendments and permits the filing of an NDA where at least some of the information required for approval comes from studies or trials not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2) typically serves as an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the agency. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous findings of safety and effectiveness is scientifically appropriate, it may eliminate the need to conduct certain pre-clinical studies or clinical trials for the new product. The FDA may also require companies to perform additional studies or measurements, including clinical trials, to support the change from the approved reference drug. The FDA may then approve the new product candidate for all, or some, of the labeled indications for which the reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

Orange Book Listing

In seeking approval for a drug through an NDA, including a 505(b)(1) and 505(b)(2) NDA, applicants are required to list with the FDA certain patents whose claims cover the applicant’s product or method of using the product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in the FDA’s publication of Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book.” Any applicant who submits an ANDA seeking approval of a generic equivalent of a drug listed in the Orange Book or a Section 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA that (1) the required patent information on the drug product has not been filed by the original applicant; (2) the listed patent has expired; (3) the listed patent has not expired but will expire on a particular date and approval for the follow-on product is sought after patent expiration; or (4) that such patent is invalid, unenforceable or will not be infringed by the manufacture, use or sale of the follow-on drug product. This last certification is known as a Paragraph IV certification. The applicant may also elect to submit a “section viii” statement certifying that it is not seeking approval for the proposed label does not contain (or carves out) any language regarding a condition of use that is the subject of a valid listed patent for the RLD.

If a Paragraph I or II certification is filed, the FDA may make approval of the application effective immediately upon completion of its review. If a Paragraph III certification is filed, the approval may be made effective on the patent expiration date specified in the application, although a tentative approval may be issued before that time. Further, the FDA will also not approve, as applicable, an ANDA or Section 505(b)(2) NDA until any non-patent exclusivity, as described in greater detail below, has expired.

If the ANDA or Section 505(b)(2) NDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and relevant patent holders within 20 days after the ANDA or Section 505(b)(2) NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement suit against the ANDA or Section 505(b)(2) applicant. Under the FDCA, the filing of a patent infringement lawsuit within 45 days of receipt of the notification regarding a Paragraph IV certification automatically prevents the FDA from approving the ANDA or Section 505(b)(2) NDA until the earliest to occur of 30 months beginning on the date of receipt of the Paragraph IV certification notice, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA or 505(b)(2) applicant. Even if a patent infringement claim is not brought within the 45-day period, a patent infringement claim may be brought under traditional patent law, but it does not invoke the 30-month stay. The court may shorten or lengthen either the 30-month or the seven and one-half year period if either party is found not to be reasonably cooperating in expediting the litigation.

Non-Patent Exclusivity

 In addition to patent exclusivity, NDA holders may be entitled to a period of non-patent exclusivity, during which the FDA may not approve an ANDA or 505(b)(2) application that relies on the listed drug. For example, a pharmaceutical manufacturer may obtain five years of non-patent exclusivity upon NDA approval of a new chemical entity, or NCE, which is a drug that contains an active moiety that has not been approved by FDA in any other NDA. An “active moiety” is defined as the molecule or ion responsible for the drug substance’s physiological or pharmacologic action. During the five year exclusivity period, the FDA cannot accept for filing any ANDA seeking approval of a generic version of that drug or any 505(b)(2) NDA for the same active moiety and that relies on the FDA’s findings regarding that drug, except that FDA may accept an application for filing after four years if the ANDA or 505(b)(2) applicant makes a Paragraph IV certification.

The FDCA also provides for a period of three years of exclusivity for an NDA, 505(b)(2) NDA or supplement thereto if one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant are deemed by the FDA to be essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. The three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving follow-on applications for drugs containing the original active agent. Should this occur, the FDA would be precluded from approving any ANDA or 505(b)(2) application for the protected modification until after that three-year exclusivity period has run. However, unlike NCE exclusivity, the FDA can accept an application and begin the review process during the exclusivity period.

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

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical (pharmaco-toxicological) studies must be conducted in compliance with the principles of GLP as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products – e.g., radio-pharmaceutical precursors for radio-labeling purposes). In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use, or ICH, guidelines on GCP as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

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

As of January 31, 2025, all clinical trials (including those which are ongoing) are subject to the provisions of the CTR.

Medicinal product candidates used in clinical trials must be manufactured in accordance with applicable cGMP requirements. Other national and EU-wide regulatory requirements may also apply.

Marketing Authorization

In order to market our product candidates in the EU and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EU, medicinal product candidates can only be commercialized after obtaining a marketing authorization, or MA. To obtain regulatory approval of a product candidate under EU regulatory systems, we must submit a MA application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product. There are two types of MAs:

•
“Centralized MAs” are issued by the EC through the centralized procedure based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and are valid throughout the EU. The centralized procedure is compulsory for certain types of medicinal products such as (i) medicinal products derived from biotechnological processes, (ii) designated orphan medicinal products, (iii) advanced therapy medicinal products, or ATMPs (such as gene therapy, somatic cell therapy and tissue engineered products) and (iv) medicinal products containing a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases or autoimmune diseases and other immune dysfunctions, and viral diseases. The centralized procedure is optional for products that do not meet such criteria and that contain a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

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

Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops.  Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest from the point of view of therapeutic innovation, defined by three cumulative criteria: the seriousness of the disease to be treated; the absence of an appropriate alternative therapeutic approach, and anticipation of exceptional high therapeutic benefit. In this circumstance, the EMA ensures that the evaluation for the opinion of the CHMP is completed within 150 days, excluding clock stops.

Under the above described procedures, in order to grant the MA, the EMA or the competent authorities of the EU member states make an assessment of the risk benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. MAs have an initial duration of five years. After these five years, the authorization may be renewed on the basis of a reevaluation of the risk-benefit balance.  Once renewed, the marketing authorization is valid for an unlimited period, unless the EC, or the applicable competent authority decides on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any marketing authorization which is not followed by the actual placing of the drug on the market in the EU (in case of centralized procedure) or on the market in the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

In April 2023 the EC adopted a legislative proposal to revise and replace the existing general pharmaceutical legislation. As of March 2025, the proposal is under technical examination by the Council of the EU. If such revisions are ultimately implemented, they will significantly change several aspects of drug development and approval in the EU.

Data and Marketing Exclusivity

In the EU, new products authorized for marketing (i.e., reference products) generally receive eight years of data exclusivity and an additional two years of market exclusivity upon MA. If granted, the data exclusivity period prevents generic and biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial MA of the reference product in the EU. The overall 10-year market exclusivity period can be extended to a maximum of 11 years if, during the first eight years of those 10 years, the MA holder obtains an authorization for one or more new therapeutic indications, which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical or biological entity, and products may not qualify for data exclusivity.

Orphan Medicinal Products

The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. A medicinal product can be designated as an orphan if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life threatening or chronically debilitating condition (2) either (a) such condition affects not more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from the orphan status, would not generate sufficient return in the EU to justify the necessary investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized for marketing in the EU or, if such method exists, the proposed orphan product will be of significant benefit to those affected by such condition.

Orphan designation must be requested before submitting an MAA. An EU orphan designation entitles a party to incentives such as reduction of fees or fee waivers, protocol assistance, and access to the centralized procedure. Upon grant of a MA, orphan medicinal products are entitled to 10 years of market exclusivity for the approved indication, which means that the competent authorities cannot accept another MAA, or grant a MA, or accept an application to extend a MA for a similar medicinal product for the same indication during such period. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan, or PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The orphan exclusivity period may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received orphan destination, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, MA may be granted to a similar medicinal product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product.

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

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We or our licensing partners may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of Epsolay, Twyneo or any of our product candidates that may receive regulatory approval. For example, some third-party payors may not consider Epsolay, Twyneo or any of our product candidates that may receive regulatory approval medically necessary or cost-effective and may decide to impose coverage or other utilization limits on their use. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party payor reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

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

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product and therapeutic candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product and therapeutic candidates that obtain marketing approval. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product and therapeutic candidates. In addition, future legislative and regulatory proposals may materially impact the ability of the FDA and other regulatory agencies to operate as they have historically operated. We cannot be sure whether additional legislative changes will be enacted, or whether any of the FDA’s regulations, guidances or interpretations will be changed, or what the impact of such changes on the agency and its scientific review staff, if any, may be. For example, the next FDA user fee reauthorization package is expected to enter stakeholder negotiations beginning in mid-2025, with any agreement sent to Congress in early 2027 for purposes of initiating the legislative process. Reauthorization of the prescription drug user fee program would need to be finalized by Congress by the end of September 2027 in order to avoid a disruption in FDA’s review goals for NDAs and other activities supported by user fees assessed against industry. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we otherwise may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

As previously mentioned, the primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products and services, implementing reductions in Medicare and other healthcare funding and applying new payment methodologies. The U.S. Congress has considered reductions in Medicare reimbursement levels for medicines administered by physicians. CMS, the agency that administers the Medicare and Medicaid programs, also has authority to revise reimbursement rates and to implement coverage restrictions for most drugs and biologics. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products we may market in the future. While Medicare regulations apply only to pharmaceutical benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

In recent years, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. Notably, the CREATES Act, which became effective on December 20, 2019, addresses concerns articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. Because generic and biosimilar product developers need samples to conduct certain comparative testing required by the FDA, some have attributed the inability to timely obtain samples as a cause of delay in the entry of generic and biosimilar products. To remedy this concern, the CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Although lawsuits have been filed under the CREATES Act since its enactment, those lawsuits have settled privately; therefore, to date no federal court has reviewed or opined on the statutory language and there continues to be uncertainty regarding the scope and application of the law.

More recently, in August 2022, the IRA was signed into law. Among other things, the IRA has multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States. For example, a manufacturer of a drug or biological product covered by Medicare Parts B or D must pay a rebate to the federal government if the drug product’s price increases faster than the rate of inflation. This calculation is made on a product-by-product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, starting in payment year 2026, CMS will negotiate drug prices annually for a select number of single-source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease. CMS has begun to implement these new authorities and entered into the first set of agreements with drug and biologic manufacturers for negotiated prices of 10 products, which will become applicable for payment year 2026. However, the IRA’s impact on the pharmaceutical industry in the United States remains uncertain, in part because multiple large pharmaceutical companies and other stakeholders (e.g., the U.S. Chamber of Commerce) have initiated federal lawsuits against CMS arguing the program is unconstitutional for a variety of reasons, among other complaints. Those lawsuits are currently ongoing.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, in recent years, several states have formed prescription drug affordability boards, or PDABs. Much like the IRA’s drug price negotiation program, these PDABs have attempted to implement upper payment limits, or UPLs, on drugs sold in their respective states in both public and commercial health plans. For example, in August 2023, Colorado’s PDAB announced a list of five prescription drugs that would undergo an affordability review. The effects of these efforts remain uncertain pending the outcomes of several federal lawsuits challenging state authority to regulate prescription drug payment limits. We expect that federal, state and local governments in the United States will continue to consider legislation directed at lowering the total cost of health care. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate PBMs and other members of the healthcare and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area. The FTC in mid-2022 also launched sweeping investigations into the practices of the PBM industry that could lead to additional federal and state legislative or regulatory proposals targeting such entities’ operations, pharmacy networks, or financial arrangements. Significant efforts to change the PBM industry as it currently exists in the United States may affect the entire pharmaceutical supply chain and the business of other stakeholders, including pharmaceutical developers like us. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

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

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. We expect that additional federal, state and foreign healthcare initiatives will be adopted in the future, any of which could impact the coverage and reimbursement for drugs, including Twyneo Epsolay and any of our product candidates that may receive regulatory approval.

Healthcare Laws and Regulations

Our current and future business operations may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. In the U.S., such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, price reporting and physician and other healthcare provider payment transparency laws. Some of our pre-commercial activities, and our or our licensing partners’ commercial activities, in the U.S. are subject to such laws, some of which are described below.

The federal Anti-Kickback Statute makes it illegal for any person or entity or a party acting on its behalf to knowingly and willfully solicit, receive, offer, or pay any remuneration, directly or indirectly, overtly or covertly, to induce, or in return for, the referral of business, including the purchase, order, lease or recommendation of or arrangement for any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value, including cash, improper discounts, and free or reduced-price items and services. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The federal civil False Claims Act, or FCA, prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to, or approval by, the federal government, including any federal healthcare program, claims for items or services, including drugs, that are false or fraudulent or not provided as claimed, from knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Persons and entities can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. Drug manufacturers can be held liable under the FCA even when they do not submit claims directly to government payers if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. Our or our licensing partners’ activities relating to the reporting of wholesaler or estimated retail prices for our products or product candidates, once approved, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for our products and product candidates, once approved, and the sale and marketing of our products and product candidates, once approved, are subject to scrutiny under the FCA. Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA.

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

HIPAA, as amended by the HITECH Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

The Civil Monetary Penalties Law prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a federal or state governmental program.

The federal Physician Payment Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the federal government information about  such manufacturers’ payments and other “transfers of value” provided to physicians, certain non-physician advanced healthcare practitioners, and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, such entities, as well as certain ownership and investment interests held by physicians as defined by statute and their immediate family members.

Many U.S. states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to clinicians and other healthcare providers or marketing expenditures. Some states and local jurisdictions require the registration of pharmaceutical sales representatives. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Data Privacy and Security Laws

Numerous state, federal and foreign laws, regulations and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information, many of which differ from each other in significant ways and apply simultaneously, thus complicating compliance efforts. Such laws, regulations and standards may apply now or in the future to our operations or the operations of our partners.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health (“HITECH”), and its implementing regulations, strengthens and expands requirements relating to the privacy, security, and transmission of individually identifiable health information; and requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information.

HITECH strengthened and expanded HIPAA and increased penalties for violations. Under HITECH, regulated entities are subject to enforcement by the federal government and by state Attorneys General, who were given authority to enforce HIPAA under HITECH. Some state laws impose privacy protections more stringent than HIPAA and data security requirements applicable to information beyond health care information (for example, the California Consumer Privacy Act of 2018 (the “CCPA”)). These state laws create an additional level of enforcement and may require additional reporting in the event of breach. Most of the health care providers in the United States with whom we collaborate to develop and test our products must comply with HIPAA and applicable state law. We may not be directly subject to these laws, however, we must structure our activities in compliance with these laws to ensure that we can access and use health information to support our research, development and other activities. Our failure to comply with these privacy and security laws or a breach of health information or personal data could prompt enforcement against our health care provider partners, create third party liability for our company and/or cause significant financial or reputational harm to our company.

Numerous other countries have, or are developing, laws governing the collection, use and transmission of personal data as well. For example, the European Parliament and the Council of the European Union adopted a comprehensive general data privacy framework called the General Data Protection Regulation ("GDPR"), which went into effect in 2018 and implemented a broad data protection framework that expanded the scope of EU data protection law, and applies to entities located inside and outside of the EU that process, or control the processing of, personal data relating to individuals located in the EU, including clinical trial data. We also continue to see other jurisdictions proposing and enacting data localization laws. Evolving legal, contractual, and other privacy and data protection obligations, could impose significant limitations, require changes to our business, or restrict our collection, use, storage or processing of personal data, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could impact our ability to develop an adequate marketing strategy and pursue our growth strategy effectively, or even prevent us from providing our products in jurisdictions in which we receive marketing authorization, or potentially cause us to incur liability in an effort to comply, which, in turn, could adversely affect our business, financial condition, results of operations and prospects. Complying with these numerous, complex and often evolving requirements is expensive and difficult, and suspected and actual failure to comply, whether by us, our service providers, CROs, business partners or other third parties, or any inadvertent or unauthorized access to or use or disclosure of data that we store or handle as part of operating our business, could adversely affect our business, financial condition, results of operations and prospects.

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

•
Reporting Obligations. The Recipient Company is subject to certain reporting obligations (such as, periodic reports regarding the progress of the research and development activities under the Approved Program and the related research expenses, and regarding the scope of sales of the Recipient Company’s products). In addition, any direct change in control of a Recipient Company must be notified to the IIA. In the event that a non-Israeli entity or a non-Israeli citizen or resident person becomes an “Interested Party” (as such term is defined in the Israeli Securities Law, 5728-1968) in the Recipient Company, notification to the IIA is required, accompanied by a written undertaking (in the form available on the IIA's website) by such party to be bound by the Innovation Law and by the terms of the Approved Program.

•
Local Manufacturing Obligation. Products developed using the IIA grants must, as a general matter, be manufactured in Israel. The transfer of manufacturing capacity outside of Israel in a manner that exceeds the manufacturing capacity that was declared in the Recipient Company's original IIA grant application is subject to prior written approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate, which event requires only a notice to the IIA, which shall be provided in writing prior to the transfer of such manufacturing rights abroad, while the IIA has a right to deny such transfer within 30 days following the receipt of such notice). In general, the transfer of manufacturing capacity outside of Israel may be subject an increase in the royalties' cap (inter alia, depending on the manufacturing volume that is performed outside of Israel) and such transfer will be subject to payment of royalties in accelerated rate.

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

•
IIA Funded Know-How license limitation. The grant to a foreign entity of a right to use the IIA Funded Know-How for R&D purposes (which does not entirely prevent the Recipient Company from using the Funded Know-How) is subject to receipt of the IIA’s prior approval. This approval is subject to payment to the IIA in accordance with the formulas stipulated in the IIA's rules (which distinguish between the manner of the payment for such license grant, i.e., one-time payment or payment in installments) and such payment shall be no less than the amount of the IIA grants received (plus Annual Interest), and no more than the cap stated in the IIA’s rules and will generally be due only upon the receipt of the license fee from the licensee.

•
Imposition of Liens over IIA Funded Know-How. The Recipient Company is required to receive an IIA approval for every transaction involving the grant of liens over IIA Funded Know-How (i.e., for both the imposing and the realization of the liens). This obligation refers to fixed charges as well as to floating charges. In addition, to the extent that the transaction involves a foreign pledgee, the pledgee must execute an undertaking (in the form available on the IIA's website) to comply with the Innovation Law in the event of realization of the lien.

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

Properties

Our principal executive offices are located in a leased facility in Weizmann Science Park, Ness Ziona 7403650, Israel. The facility is 1534 square meters, and houses our offices, warehouse, laboratories and production area. Our lease will expire on December 31, 2025, with an option to extend the agreement for another two years.

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

Overview

We are an innovative dermatology company with a successful track record of two NDA approvals and advanced orphan drugs pipeline. We successfully developed pioneer topical drugs Twyneo and Epsolay, respectively approved for the treatments of acne and inflammatory lesions of rosacea. From 2022 until April 2025, both products were marketed in the United States by our U.S. commercial partner, Galderma. In April 2025, we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne, following the mutual termination by Sol-Gel and Galderma of the exclusive five-year license agreement in the U.S. for both products. In terms of our proprietary assets in development, we are developing topical patidegib (SGT-610) for the prevention of BCC in Gorlin syndrome patients, and topical erlotinib (SGT-210) for the treatment of rare Darier Disease and other rare keratosis-related indications.

We are developing the new chemical entity SGT-610 (Patidegib Topical Gel 2%), a hedgehog signaling pathway blocker, for the chronic use and prevention of new BCC in Gorlin syndrome patients. Gorlin syndrome is a rare disease with no therapies approved by the FDA or the EC for this disease. SGT-610 is aimed to prevent new BCCs in adults with Gorlin syndrome without systemic adverse events. We believe it has the potential to be the first drug approved for the treatment of Gorlin syndrome patients. SGT-610 has been granted Orphan Drug Designation by the FDA and the EC as well as Breakthrough Designation by the FDA. If approved by the FDA, SGT-610 has the potential to generate, at peak, annual net sales in excess of $300 million (based on good faith estimates derived from our knowledge and based in part on independent sources). Although we believe such data and estimate to be reliable, it involves a number of assumptions and limitations, including without limitations the number of patients, the penetration level of the treatment, and the expected treatment annual price.

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

On November 30, 2023, we announced that we have begun screening patients for our Phase 3 study. In the patidegib’s seller, PellePharm study the SGT-610 arm was found to be as tolerable as the vehicle and the significant adverse events commonly seen with oral hedgehog inhibitors were not observed. Our clinical study includes essential modifications to the former Phase 3 study conducted by PellePharm. We have refined screening criteria in order to enroll subjects with more severe disease at baseline reflected in a higher baseline number of facial BCC lesions. This refinement may help to better demonstrate the preventive effect of our medication candidate. We are also pre-screening patients for a specific genetic mutation associated with Gorlin syndrome that is considered relevant for HH inhibitors. In an effort to increase patient study compliance we reduced the number of study visits over the 12 months of treatment. We plan to conduct the Phase 3 study to investigate SGT-610 in approximately 140 subjects at approximately 40 experienced clinical centers in North America, United Kingdom and Europe To date, we have signed agreements with 43 centers in multiple countries, including the U.S., Spain, The Netherlands, Germany, Italy, France and the UK, all of these centers have been activated and 80% of the trial subjects have been recruited. We currently expect results of our Phase 3 study in the fourth quarter half of 2026.

The rights to SGT-610 were purchased on January 30, 2023, pursuant to an asset purchase agreement with PellePharm, dated January 23, 2023.

Our other product candidate is SGT-210 that we are developing for the treatment of Darier Disease and other rare keratinization disorders, such as Pachyonychia Congenita (PC), Palmoplantar keratodermas (PPK), and Olmsted Syndrome (OS), a group of skin conditions characterized by thickening of the skin, among others. We initiated a phase 1 clinical trial for Darier Disease in March 2024. In addition, we have been using SGT-210 in a compassionate use treatment for a pediatric patient suffering from an ultra-rare disease.

Twyneo, is a once-daily, non-antibiotic topical cream, containing a fixed-dose combination of encapsulated benzoyl peroxide, or E-BPO, and encapsulated tretinoin for the treatment of acne. Acne is one of the three most prevalent skin diseases in the world and is the most commonly treated skin disease in the United States. According to the American Academy of Dermatology, acne affects approximately 40 to 50 million people in the United States, of which approximately 10% are treated with prescription medications. Tretinoin and benzoyl peroxide, the two active components in Twyneo, are both widely-used therapies for the treatment of acne that historically have not been conveniently co-administered due to stability concerns. Twyneo was approved for marketing by the FDA in July 2021 in the United States and was licensed to Galderma exclusively in the United States in June 2021 until April 2025, when we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne, following the mutual termination by Sol-Gel and Galderma of the exclusive five-year license agreement in the U.S. for both products.

Epsolay, is a once-daily topical cream containing 5% encapsulated benzoyl peroxide, that we have developed for the treatment of inflammatory lesions of rosacea in adults. Rosacea is a chronic skin disease characterized by facial redness, inflammatory lesions, burning and stinging. According to the U.S. National Rosacea Society, approximately 16 million people in the United States are affected by rosacea. According to a study we commissioned in 2017, approximately 4.8 million people in the United States experience subtype II symptoms. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne, except that comedowns are absent, and patients may report associated burning and stinging sensations. Current topical therapies for subtype II rosacea are limited due to tolerability concerns. For example, BPO, a common therapy for acne, is not used for the treatment of subtype II rosacea due to side effects. As encapsulated BPO, Epsolay is designed to redefine the standard of care for the treatment of subtype II rosacea.  Epsolay, is the first product containing BPO that is marketed for the treatment of subtype II rosacea. Epsolay was approved for marketing by the FDA in April 2022 and was licensed to Galderma exclusively in the United States in June 2021 until April 2025, when we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne, following the mutual termination by Sol-Gel and Galderma of the exclusive five-year license agreement in the U.S. for both products.

  In January 2023, we entered into an asset purchase agreement with PellePharm, pursuant to which we purchased the topically-applied patidegib, a hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome. Under the terms of the agreement upon closing of the transaction, the Company paid an upfront payment of $4 million to PellePharm, and the remaining principal amount outstanding of $0.7 million has not been transferred as of the date of this report. We are also required to pay:

•	up to $6 million in total development and NDA acceptance milestone payments;

•	up to $64 million in commercial milestone payments, which amount increases to $89 million when sales exceed $500 million; and

•	single digit royalties, which increase to double digit royalties when sales exceed $500 million.

In June 2021, we entered into two five-year exclusive license agreements with Galderma pursuant to which Galderma has the exclusive right to, and is responsible for, all U.S. commercial activities for Twyneo and Epsolay.  Pursuant to the agreement, we received $11 million in upfront payments to and regulatory approval milestone payments. We are also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.   We also expect to collaborate with third parties that have sales and marketing experience in order to commercialize Epsolay and Twyneo outside of the United States and our product candidates, if approved by the FDA for commercial sale, in lieu of our own sales force and distribution systems. In other markets, we also expect to selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our product candidates. In April 2025, we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne, following the mutual termination by Sol-Gel and Galderma of the exclusive five-year license agreement in the U.S. for both products.

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

In May 2024, we entered into an asset purchase agreement with Beimei Pharma, pursuant to which Beimei purchases and licenses the rights to commercialize and manufacture Twyneo in China, Hong Kong, Macau, Taiwan and Israel. We expect to receive, subject to applicable government approvals, a total consideration of up to $15 million, out of which $10 million will be paid as upfront and regulatory milestones, and the remaining $5 million will be paid as royalties on net sales.

During 2024, we also entered into commercialization agreements for commercialization of Twyneo and Epsolay in most European countries, South Africa and South Korea.

 In November 2021, we announced that we had signed an agreement with Padagis, pursuant to which we sold our rights related to 10 generic collaborative programs and retained the collaboration rights to two generic programs. Under the terms of the agreement with Padagis, effective as of November 2021, we received $21.5 million over 24 months, in lieu of our share in ten generic programs, two of which were approved by the FDA, and eight of which are unapproved.  Pursuant to the agreement, effective as of November 1, 2021, we ceased paying any outstanding and future operational costs related to those collaborative programs, the rights of which were sold to Padagis.  Following the agreement, we had one remaining active collaboration agreement with Padagis for the development, manufacturing and commercialization of a generic drug product to Zoryve® Cream (roflumilast cream 0.3%).  On August 15, 2024, we signed a new agreement with Padagis, which replaced the parties’ prior collaboration agreement for the development and commercialization of such generic drug product. Under this new agreement, we are to unconditionally receive eight quarterly payments which will be paid over 24 months and low single digit royalties from gross profits from sales of roflumilast cream for a period of five years, in lieu of our share in future gross profits from such sales. In addition, Sol-Gel ceased paying any outstanding and future costs related to this prior collaboration agreement. The amount to be received from Padagis, together with the elimination of future expected expenses related to this asset, is expected to enhance our cash position by approximately $6 million.

Since our inception, we have incurred significant operating losses. We incurred net losses of $14.9 million, $27.2 million and $10.6 million, for the years ended December 31, 2022, December 31, 2023 and December 31, 2024, respectively. As of December 31, 2024, we had an accumulated deficit of $230.9 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from formulation development through pre-clinical development and clinical trials, seek regulatory approval and pursue commercialization of any approved product candidate. In addition, we may incur expenses in connection with the in-license or acquisition of additional product candidates.

Recent Developments

On April 1, 2025, our shareholders approved a reverse share split of all of our outstanding ordinary shares at a ratio of between 2:1 and 10:1 at a special meeting of shareholders. On April 9, 2025, the Board of Directors approved a 1-for-10 reverse share split of our ordinary shares, which is expected to become effective at 11:59 p.m. Eastern Time on Friday, May 2, 2025. In conjunction with the reverse share split, pursuant to the amended articles of association, the par value of the Company’s ordinary shares will be adjusted from 0.1 NIS per share to 1.0 NIS per share, and the share capital will be adjusted from 50,000,000 to 5,000,000 ordinary shares. All references made to share or per share amounts in the consolidated financial statements and applicable disclosures herein, unless otherwise indicated, are presented on a pre-split basis.

A.           Operating Results

Collaboration Revenues

During the years ended December 31, 2022, 2023 and 2024, we recognized revenues from royalties and milestone payment related to our collaboration agreements with Galderma and Searchlight in the amount of $3.9 million, $1.6 million, and $2.2 million, respectively.

Operating expenses

Our current operating expenses consist primarily of research and development as well as general and administrative expenses.

Research and development expenses

Research and development expenses consist principally of:

•	salaries for research and development staff and related expenses, including employee benefits and share-based compensation expenses;

•	expenses paid to suppliers of disposables and raw materials, including drug substances, and related expenses, such as, external laboratory testing and development of analytical methods;

•	expenses for commercialization of Epsolay and Twyneo in other territories;

•	expenses paid to contract research organizations and other third parties in connection with the performance of pre-clinical studies, clinical trials and related expenses;

•	expenses incurred under agreements with other third parties, including subcontractors, suppliers and consultants that conduct formulation development, regulatory activities and pre-clinical studies;

•	expenses incurred to acquire, develop and manufacture materials for use in pre-clinical and other studies;

•	expenses incurred from the purchase and transfer of product candidates; and

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

Results of operations

The following table summarizes our results of operations for the indicated periods:

	Year ended December 31,
	2022	2023	2024
	(in thousands)

Revenues	$3,883	$1,554	$11,538
Research and development	12,682	23,541	17,803
General and administrative	7,445	7,373	5,749
Other income, net	-	55	-
Total operating loss	(16,244)	(29,305)	(12,014)
Financial income, net	1,321	2,067	1,434
Loss before income taxes	(14,923)	(27,238)	(10,580)
Loss for the year	$(14,923)	$(27,238)	$(10,580)

Year ended December 31, 2023 compared to year ended December 31, 2024

Revenues

We generated a total of $11.6 million in revenues in 2024, mainly related to the license agreements with Galderma, Beimei, Padagis and Searchlight comprised of milestone and royalty payments, compared with $1.6 million total revenues in 2023. The increase in revenues in 2024 resulted mainly from milestone payments from Beimei and Padagis agreements.

Research and development expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	Year Ended December 31,
	2023	2024
	(in thousands)

Payroll and related expenses	$5,650	$3,592
Clinical and preclinical trials expenses	5,745	8,280
Professional consulting and subcontracted work	10,134	4,647
Other	2,012	1,284
Total research and development expenses	$23,541	$17,803

Our research and development expenses were $23.5 million for the year ended December 31, 2023 compared to $17.8 million for the year ended December 31, 2024. The decrease of $5.7 million was primarily attributed to a decrease of $2.8 million related to clinical expenses for a generic product candidate, a decrease of $2.1 million in payroll expenses due to the adoption of cost saving measures initiated during the third quarter of 2023, a decrease of $1.5 million in professional expenses and a decrease of $0.6 million in operational expenses, offset by an increase of $1.1 million related to the commercialization of Epsolay and Twyneo in other territories and an increase of $0.2 million in clinical trial expenses related to SGT-610.

General and administrative expenses

Our general and administrative expenses were $7.4 million for the year ended December 31, 2023, compared to $5.8 million for the year ended December 31, 2024. The decrease of $1.6 million was primarily attributed to a decrease of $1 million in payroll expenses due to the adoption of cost saving measures initiated during the third quarter of 2023 and a decrease of $0.6 million in professional services.

Financial income, net

Our financial income, net, was $2.1 million for the year ended December 31, 2023 compared to $1.4 million for the year ended December 31, 2024. The decrease of $0.7 million was primarily attributed to a decrease of interest income from deposits and marketable securities.

Year ended December 31, 2022 compared to year ended December 31, 2023

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20‑F for the year ended December 31, 2023.

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

From inception through December 31, 2024, we have funded our operations primarily through proceeds from our public offerings, the issuance of equity securities to, and loans and investments from, our controlling shareholder, funding received from the IIA and from amounts received pursuant to past and current collaboration agreements.  As of December 31, 2024, our cash and cash equivalents, bank deposits and marketable securities were $23.9 million.

On January 27, 2023, we entered into a securities purchase agreement with Armistice Capital pursuant to which we issued to Armistice Capital (i) 2,560,000 ordinary shares in a registered direct offering at a price of $5.00 per ordinary share and (ii) in a concurrent private placement unregistered warrants to purchase up to 2,560,000 ordinary  shares at an exercise price of $5.85 per share. Concurrently with the signing of the purchase agreement, we also entered into a subscription agreement with Arkin Dermatology Ltd., pursuant to which Arkin Dermatology Ltd. purchased 2,000,000 unregistered ordinary shares and unregistered warrants to purchase up to 2,000,000 ordinary shares in a concurrent private placement exempt from the registration of the Securities Act, at a price equal to the offering price of the ordinary shares in the offering. The aggregate gross proceeds to the Company from these transactions were approximately $22.8 million.

              The table below summarizes our cash flow activities for the indicated periods:

	Year Ended December 31,
	2022	2023	2024
	(in thousands)

Net cash used in operating activities	$	$(17,730)	$(13,889)
Net cash provided by (used in) investing activities		(9,742)	26,692
Net cash provided by financing activities		21,810	-
Effect of exchange rates on cash and cash equivalents		(73)	(1)
Increase (decrease) in cash and cash equivalents	$	$(5,735)	$12,802

Operating Activities

Net cash used in operating activities was $17.7 million during the year ended December 31, 2023 compared to $13.9 million during the year ended December 31, 2024.

Net cash used in operating activities in the year ended December 31, 2023 primarily resulted from our loss of $27.2 million during the period, net of $7.7 million of net changes in working capital and non-cash expenses of $1.9 million share-based compensation expenses and $0.3 million of depreciation of property and equipment.

Net cash used in operating activities in the year ended December 31, 2024, primarily resulted from our net loss of $10.6 million during the period, net of $4.4 million of net changes in working capital and non-cash expenses of $0.8 million share-based compensation expenses and $0.2 million of depreciation of property and equipment.

Investing Activities

Net cash provided by investing activities was $9.7 million during the year ended December 31, 2023, compared to net cash provided by investing activities of $26.7 million during the year ended December 31, 2024.  The 2023 net cash provided by investing activities resulted mainly from $23.2 million investments in marketable securities, net of $11.8 million proceeds from sale and maturity of marketable securities, offset by proceeds from bank deposits of $1.7 million.  The 2024 net cash  provided by investing activities resulted mainly from $15.9 million proceeds from sale and maturity of marketable securities, and by proceeds from bank deposits of $10 million.

Financing Activities

Net cash from financing activities was $21.8 million during the year ended December 31, 2023, compared to $0 million during the year ended December 31, 2024, mainly from issuance of shares and warrants through the public offering and private placement from the controlling shareholder, net of issuance costs in the year ended December 31, 2023.

Funding Requirements

Our primary uses of cash have been to fund working capital requirements and research and development. We expect to continue to incur net losses for the foreseeable future as we continue to invest in research and development and seek to obtain regulatory approval for and commercialize our product candidates. We believe that our existing cash, cash equivalents, deposits and marketable securities (including the amounts to be received from the transaction with Mayne), will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least 12 months from the filing date of this annual report. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

C.           Research and Development, Patents and Licenses

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Expenses”; and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2023 compared to Year ended December 31, 2024 - Research and Development Expenses.”

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.           Critical Accounting Estimates

Significant Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP. We describe our significant accounting policies and estimates more fully in Note 2 to our consolidated financial statements as of and for the year ended December 31, 2024, included elsewhere in this annual report. We believe that the accounting policies and estimates below are critical in order to fully understand and evaluate our financial condition and results of operations. In preparing these consolidated financial statements, our management has made estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods recognized in our financial statements. Actual results may differ from these estimates. As applicable to the consolidated financial statements included in this annual report, the most significant estimates and assumptions relate to the fair value of share-based compensation.

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

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

 The following table sets forth information concerning our directors and senior management, which includes members of our administrative, supervisory and management bodies, including their ages, as of the date of this annual report:

Name	Age	Position

Moshe Arkin	72	Executive Chairman of the Board of Directors and interim Chief Executive Officer
Eyal Ben-Or	42	Chief Financial Officer
Ofer Toledano	60	Vice President Research and Development
Ofra Levy-Hacham	59	Vice President Clinical, Regulatory Affairs and Quality
Michael Glezin	43	Chief Business Officer
Itzik Yosef	48	Chief Operating Officer
Tamar Fishman Jutkowitz	49	Vice President and General Counsel
Itai Arkin	36	Director
Hanna Lerman	52	Director
Sharon G. Kochan	56	Director
Ran Gottfried	80	Lead Independent Director
Yuval Yanai	72	Independent Director

Mr. Moshe Arkin has served as our interim chief executive officer since January 1, 2025 and has served as our chairman of our board of directors since 2014. In May 2022, Mr. Moshe Arkin's role was expanded to Executive Chairman to reflect Mr. Arkin’s expanded role at the Company. Mr. Moshe Arkin currently sits on the board of directors of several private pharmaceutical and medical device companies including SoniVie Ltd., a company developing systems for the treatment of pulmonary arterial hypertension, Digma Medical, a company developing systems to treat insulin resistance present in type 2 diabetes and other metabolic syndrome diseases, and Valcare Medical, a company developing heart valve devices. From 2005 to 2008, Mr. Moshe Arkin served as the head of generics at Perrigo Company and from 2005 until 2011 as the vice chairman of its board of directors. Prior to joining us, Mr. Moshe Arkin served as a director of cCAM Biotherapeutics Ltd., a company focused on the discovery and development of novel immunotherapies to treat cancer from 2012 until its acquisition in 2015 by Merck & Co., Inc. Mr. Moshe Arkin served as chairman of Agis Industries Ltd. from its inception in 1972 until its acquisition by Perrigo Company in 2005. Mr. Moshe Arkin holds a B.A. in psychology from the Tel Aviv University, Israel.

Mr. Eyal Ben-Or has served as our Chief Financial Officer since July 2024. Mr. Ben-Or joined Sol-Gel in 2017 and has served the organization as Director of Finance and Corporate Controller. Prior to joining Sol-Gel, Mr. Ben-Or served in financial reporting roles at Mobileye N.V. (NYSE: MBLY) and in several roles in the assurance department of KPMG. Mr. Ben-Or holds a master’s degree in business administration and financial management and a bachelor’s degree in accounting and business administration from the College of Management in Israel and is a certified public accountant.

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

 Mr. Michael Glezin has served as Chief Business Officer since January 2025, and as our vice president of business development from September 2022. Prior to joining Sol-Gel Mr. Glezin served from 2011 to 2022 as the Head of Generic Business Development and in various other business development positions at Dexcel Pharma, an international specialty pharmaceutical company. Mr. Glezin has over a decade of experience leading both in-licensing and out-licensing deals in multiple territories such as Europe, the U.S. and Israel. Throughout his career, he has identified technology transfer opportunities for both prescription and over-the-counter drug segments, as well as led numerous merger and acquisition deals in Europe and surrounding areas. Mr. Glezin has an Executive MBA from Haifa University in Israel in partnership with Tongi University in China. He has a BA from Haifa University in Economics and Management and he studied Accounting at Bar Ilan University.

  Dr. Itzik Yosef has served as Chief Operating Officer since 2020, and as our vice president of operations from 2016 until 2020. Since joining us in 2010, Dr. Yosef held various positions including as head of operations. Dr. Yosef holds a Ph.D. in chemistry from The Hebrew University of Jerusalem, Israel.

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

Ms. Hanna Lerman became a member of our board of directors immediately following pricing of our initial public offering. Ms. Lerman has served as chief financial officer at Arkin Holdings since 2015. From 2010 until 2014, Ms. Lerman served as chief financial officer of Sansa Security (f/k/a Discretix Technologies), and from 2006 until 2010, she served as chief financial officer of Storwize, which was acquired by IBM in 2010. She served as a board member of Exalenz Bioscience and of Sphera Global Healthcare. She holds a Master's degree in business administration with a major in finance from Tel-Aviv University, Israel, and a B.A. in economics and accounting from Tel-Aviv University, Israel.

Mr. Sharon G. Kochan became a member of our board of directors in June 2023. Mr. Kochan serves as Operating Director with SK Capital Partners of NYC, board member of Apotex Inc. of Toronto, and Woodstock Sterile Solutions Inc. of Chicago since January 15th, 2024, as well as Director with Top Gum Industries Ltd. (TASE). Prior to that, Mr. Kochan has served as President and CEO of Padagis LLC from its incorporation in July 2021, when it was carved out of Perrigo Company Plc. ("Perrigo"), a global, over-the-counter, consumer goods and specialty pharmaceutical company listed on the New York Stock Exchange, until February 2023. Prior to that, Mr. Kochan served as Executive Vice President & President Pharmaceuticals from 2018 for Perrigo, President International, from 2012 until 2018, and President Prescription Pharmaceuticals from 2007. From 2005 to 2007, Mr. Kochan served as Senior Vice President of Business Development and Strategy for Perrigo. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. ("Agis") from 2001 until Perrigo acquired Agis in 2005. Mr. Kochan has served as a board member of MediWound Ltd. from July 2017 to June 2023 and served as a board member of Exalenz BioScience Ltd. from July 2016 to March 2020 when it was acquired by Meridian. Mr. Kochan completed the Senior Management Program at the Technion Institute of Management in Haifa, Israel, received a Master of Science in Operations Research & Management Science from Columbia University in New York City and received a Bachelor of Science in Industrial Engineering from Tel-Aviv University, Israel.

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

  Mr. Yuval Yanai became a member of our board of directors in February 2024. Mr. Yanai currently serves as a director in multiple companies, both public and private. He is currently a director and the Chairman of the Audit Committee, Chairman of the Finance Committee and Chairman of the Compensation Committee of Check-Cap Ltd., a medical company traded on Nasdaq Stock Market; an external director and Chairman of the Finance (Balance Sheet), Compensation and Audit Committee of Clal Biotechnology Industries, an Israeli life sciences investment company traded on the Tel Aviv Stock Exchange; a director in S&P Global Ratings Maalot Ltd., a finance rating company; and a director in PulseNmore Ltd., a medical device company traded on the Tel Aviv Stock Exchange. Mr. Yanai also serves as a director at a number of private medical companies. From 2005 until 2014, Mr. Yanai  served as CFO of Given Imaging Ltd., a medical company traded on Nasdaq Stock Market and on the Tel Aviv Stock Exchange, and from 2000 until 2005. Mr. Yanai served as Senior Vice President and CFO of Koor Industries Ltd., an industrial holding company traded on the New York Stock Exchange and on the Tel Aviv Stock Exchange. From 1998 until 2000, Mr. Yanai served as CFO of Nice Systems Ltd., a technology company traded on the Nasdaq Stock Market, and from 1985 until 1998, Mr. Yanai served as CFO of Elscint Ltd., a technology company traded on the New York Stock Exchange. Mr. Yanai holds a B.A. in accounting and finance from Tel-Aviv University, Israel.

B.           Compensation

The aggregate compensation paid by us to our executive officers and directors for the year ended December 31, 2024 was approximately $2.6 million. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2024. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2024.

Name and Position of director or officer	Base Salary or Other Payment (1)	Value of Social Benefits (2)	Value of Equity Based Compensation Granted (3)	All Other Compensation (4)	Total
(Amounts in U.S. dollars are based on 2024 monthly average representative U.S. dollar – NIS rate of exchange)

Alon Seri-Levy / Former Chief Executive Officer	324	64	392	321	1,101
Gilad Mamlok / Former Chief Financial Officer	263	52	-	206	521
Ofer Toledano / VP R&D	204	58	107	89	458
Ofra Levy-Hacham / VP Clinical, RA & QAA	172	50	86	67	375
Tamar Fishman Jutkowitz / VP & General Counsel	162	48	35	61	306

(1)
“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the board of directors for the year 2024.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)
Consists of the fair value of the equity-based compensation granted during 2024 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.

(4)
“All Other Compensation” includes, among other things, car-related expenses, communication expenses, basic health insurance, holiday presents, and 2022, 2023 and 2024 special bonuses that officers received.

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

On August 27, 2024, our shareholders approved a mutual termination agreement  between us and Dr. Alon Seri-Levy, in light of his significant contributions to the Company since its inception, and in order to allow a smooth transition period from Dr. Seri-Levy to his successor, Mr. Arkin.  The agreement contained the following terms, among others:

-	Dr. Seri-Levy stepped down from his positions as CEO and director of the Company, effective as of December 31, 2024;
-	Dr. Seri-Levy was paid a severance amount equal to approximately $126,856 (based on the exchange rate of $1.00 U.S. = NIS 3.61; and
-
We and Dr. Seri-Levy entered into a consulting agreement, pursuant to which Dr. Seri-Levy is to provide ongoing consultation to his successor as CEO and management relating to the Company’s clinical development program and ongoing operations. Dr. Seri-Levy is to perform the services on an “as needed” basis and up to ten (10) hours per month for a payment of NIS 7,500 per month plus VAT and reimbursement out-of-pocket expenses pre-approved in writing. In the event that additional hours of services are needed the parties will discuss in good faith an hourly fee.  The consulting agreement will be for a term of twelve months, following which each party may terminate the agreement by providing a thirty (30) days prior written notice.

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

  In addition, in 2018 and 2019 each of our external directors and our other independent directors received an aggregate of 11,500 Restricted Share Units ("RSUs") for the first three years of their service as a director, with a three-year vesting and in accordance with the Company's 2014 Share Incentive Plan, in 2021 each of our external directors and our other independent directors received 45,000 options ("Options"), at an exercise price of $10.02 with a three-year vesting and in accordance with the Company's 2014 Share Incentive Plan.  On February 28, 2024, our shareholders approved the grant of options to purchase 75,000 ordinary shares of the Company at an exercise price equal to $1.20 per ordinary share to each of our external and independent directors (other than Mr. Jerrold S. Gattegno, whose term of office ended on March 22, 2024) with a three-year vesting and in accordance with the Company's 2014 Share Incentive Plan.

There is no limit regarding the number and/or hours of meetings, and the director compensation includes all meetings of the Board and any Board’s committees. We do not pay compensation to the other directors of the Company in their capacity as directors.

Compensation Policy

Our compensation policy, most recently adopted at the extraordinary general meeting of shareholders held on April 1, 2024, which is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. Our compensation policy provides that we will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in our industry that are similar in their characteristics to those of our company, as much as possible, while considering, among other factors, such companies’ size and characteristics, which all shall be reviewed and approved by the Compensation Committee and Board. In addition our compensation policy states that the total fixed and variable compensation (including equity based compensation) payable to the Company CEO shall not exceed NIS 5 million per year, subject to increases in the consumer price index in the relevant jurisdiction in which the executive resides. For purposes of calculating the maximum fixed and variable compensation each year, the value of any equity award will be allocated equally over the number of years during which such equity award vests. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 85% of each executive officer’s total compensation package with respect to any given calendar year.

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

Under our amended and restated articles of association, the number of directors on our board of directors will be no less than five (5) and no more than ten (10), including any external directors required to be appointed under the Companies Law. The minimum and maximum number of directors may be changed, at any time and from time to time, by a special 66 2∕3% majority shareholder vote by those shareholders voting in person or by proxy (including by voting deed), not taking into consideration abstaining votes.

Other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, the Israeli Companies Law and our articles of association provide that directors are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power represented present and voting, in person or by proxy, at that meeting. We have only one class of directors. Mr. Ran Gottfried and Mr. Yuval Yanai currently serve as our external directors. On February 28, 2024, Mr. Ran Gottfried was re-elected, and Mr. Yuval Yanai was elected, as external directors for a term of three years.

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

Under Israeli law, the chief executive officer of a public company may not serve as the chairman of the board of directors of the company unless approved by a special majority of our shareholders as required under the Companies Law.  On November 4, 2024, our shareholders approved the appointment of Mr. Moshe Arkin, the current Executive Chairman of the Board of Directors, as the Company’s interim chief executive, in addition to his role as Executive Chairman, for a term not to exceed twelve months.

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

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on The Nasdaq Capital Market, are generally required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law.

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

Our audit committee consists of Ran Gottfried, Sharon Kochan, and Yuval Yanai, Yuval Yanai serves as Chairman of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board of directors has determined that each of Mr. Ran Gottfried and Mr. Yuval Yanai is an audit committee financial expert as defined by SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

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

The compensation committee, which consists of Ran Gottfried, Mr. Yuval Yanai and Sharon Kochan, assists the board of directors in determining compensation for our directors and officers. Ran Gottfried serves as Chairman of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory board member fees. Although foreign private issuers are not required to meet this heightened standard, our board of directors has determined that all of our expected compensation committee members meet this heightened standard.

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

If a company initially offer its securities to the public, like we recently did, adopts a compensation policy in advance of its initial public offering, and describes it in its prospectus, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is set in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company has become a public company.

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

Duties of Directors and Officers and Approval of Specified Related Party Transactions under the Israeli Companies Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a fiduciary duty on all office holders of a company. The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the business advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to such action.

•	The fiduciary duty incumbent on an office holder requires him or her to act in good faith and for the benefit of the company, and includes, among other things, the duty to:

•	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

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

D.            Employees

As of December 31, 2024, we had 34 employees, all of whom are located in Israel.

	As of December 31,
	2023		2024
	Company		Company
	Employees	Consultants	Employees	Consultants
Management	8		8
Research and development and other	28		26

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

Award Plans

2014 Share Incentive Plan and 2024 Share Incentive Plan

On December 2, 2014, we adopted the 2014 Share Incentive Plan, or the 2014 Plan, and, in connection with our initial public offering, we amended and restated the Plan which became effective immediately after the pricing of our initial public offering. On November 4, 2024, our shareholders approved the adoption of the 2024 Share Incentive Plan, or the 2024 Plan, and together with the 2014 Plan collectively, the Plan.  The Plan is intended to afford an incentive to our and any of our affiliate’s employees, directors, officers, consultants, advisors and any other person or entity who provides services to the Company, to continue as service providers, to increase their efforts on our and our affiliates behalf and to promote our success, by providing such persons with opportunities to acquire a proprietary interest in us.

 The number of shares that may be issued under the Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. ordinary shares subject to outstanding awards under the Plan that subsequently expire, are cancelled, forfeited or terminated for any reason before being exercised will be automatically, and without any further action, returned to the “pool” of reserved shares and will again be available for grant under the Plan.  As of April 1, 2025, we had an aggregate of 778,026 ordinary shares available for issuance under the 2024 Plan (including ordinary shares underlying outstanding options and restricted share units).

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

Any equity award to an office holder, director or controlling shareholder, whether under the Plan or otherwise, may be subject to further approvals in addition to the approval of the compensation committee as described above. As of December 31, 2024, options to purchase 2,176,079 ordinary shares, at a weighted average exercise price of $3.78 per share, were outstanding under our Plan.

F.             Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 1, 2025 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our directors, executive officers and director nominees; and

•	all of our executive officers, directors and director nominees as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of April 1, 2025, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 27,857,620 ordinary shares outstanding as of April 1, 2025.

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

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders
M. Arkin Dermatology Ltd. (1)	18,227,792	61.04%
Phoenix Holdings Ltd. (2)	2,470,192	8.87%

Directors and executive officers
Moshe Arkin (1)	18,313,792	61.34%
Eyal Ben-Or
Ofer Toledano	*	*
Ofra Levy-Hacham	*	*
Itzik Yosef	*	*
Michael Glezin
Tamar Fishman Jutkowitz	*	*
Itai Arkin	*	*
Ran Gottfried	*	*
Hanna Lerman	*	*
Sharon G. Kochan	*	*
Yuval Yanai	*	*
All directors and executive officers as a group (12 persons)	19,789,335	63.24%

* Less than 1%.

(1)
Arkin Dermatology directly owns 16,227,792 ordinary shares and 2,000,000 warrants to purchase up to 2,000,000 ordinary shares. Mr. Moshe Arkin, the executive chairman of our board of directors, is the sole shareholder and sole director of Arkin Dermatology and may therefore be deemed to be the indirect beneficial owner of the ordinary shares owned directly by Arkin Dermatology. In addition, Mr. Moshe Arkin directly owns 86,000 ordinary shares.

(2)
Based on the Schedule 13G/A filed with the SEC on November 14, 2024, the ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd., or the Subsidiaries.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

(3)
Includes options to purchase 1,435,743 ordinary shares exercisable within 60 days of March 1, 2025. The exercise price of these options ranges between $0.8342 and $11.21 per share and the options expire between August 2026 and February 2035.

 Record Holders

As of April 15, 2025, we had one holder of record of our ordinary shares in the United States, consisting of Cede & Co., the nominee of The Depository Trust Company. That shareholder held, in the aggregate, 13,667,923  ordinary shares, representing approximately 49.0% of the outstanding ordinary shares as of  April 1, 2025. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Registration Rights Agreement

We were party to a registration rights agreement, pursuant to which we granted demand registration rights, short-form registration rights and piggyback registration rights to Arkin Dermatology, our controlling shareholder. All fees, costs and expenses of underwritten registrations are expected to be borne by us.  This registration rights agreement expired on February 5, 2023.  At a special shareholder meeting held on March 30, 2023, our shareholders approved the renewal of the registration rights agreement on substantially the same terms as the agreement that expired.

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

B.           Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2024.

ITEM 9.          THE OFFER AND LISTING

A.           Offer and Listing Details

Our ordinary shares have been trading on The Nasdaq Capital Market under the symbol “SLGL” since November 15, 2024 and on The Nasdaq Global Market from February 1, 2018 to November 14, 2024. Prior to that date, there was no public trading market for our ordinary shares. Our initial public offering was priced at $12.00 per share on January 31, 2018.

B.           Plan of Distribution

Not applicable.

C.           Markets

Our Ordinary shares are listed and traded on The Nasdaq Capital Market under the symbol “SLGL”.

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

              Under our amended and restated articles of association, our board of directors must consist of not less than five (5) but no more than ten (10) directors, including any external directors required to be appointed by the Companies Law. Pursuant to our amended and restated articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting. In addition, our amended and restated articles of association allow our board of directors to appoint new directors to fill vacancies on the board of directors if the number of directors is below the maximum number provided in our amended and restated articles. Furthermore, under our amended and restated articles of association, we have only one class of directors. For a more detailed description on the composition of our board of election procedures of our directors, other than our external directors, see “Item 6. Directors, Senior Management and Employees — C. Board Practices — Appointment of Directors and Terms of Officers.” External directors are elected for an initial term of a year, and may be elected for additional terms of a year except in the case of external directors whose terms of office are governed by the Israeli Companies Law, and may be removed from office pursuant to the terms of the Companies Law. For further information on the election and removal of external directors, see “Item 6. Directors, Senior Management and Employees — C. Board Practices — External Directors — Election and Dismissal of External Directors.”

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

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in our amended and restated articles of association as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, Israeli law provides that our board of directors is required to convene a special meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 10% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting.  Notwithstanding the foregoing, one or more shareholders holding at least 5% of the voting rights at a general meeting of shareholders may request that our board of directors include a proposal that relates to the election or removal of a director in the agenda of a general meeting of shareholders to be convened in the future.

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

Vote Requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association. Pursuant to our amended and restated articles of association, an amendment to our amended and restated articles of association regarding any change of the composition or election procedures of our directors will require a special majority vote (66-2∕3%). Under the Companies Law, each of  (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires the approval described above under “Management — Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation under Israeli Law — Disclosure of Personal Interests of a Controlling Shareholder and Approval of Transactions.” Certain transactions with respect to remuneration of our office holders and directors require further approvals described above under “Management — Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation under Israeli Law — Compensation of Directors and Executive Officers.” Under our amended and restated articles of association, any change to the rights and privileges of the holders of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

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

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Equiniti Trust Company, LLC.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax at the rate of 23% in 2024. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

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

U.S. Federal Income Tax Considerations

The following discussion describes certain material U.S. federal income tax considerations to U.S. Holders (as defined below) under present law of an investment in our ordinary shares or warrants. This discussion applies only to U.S. Holders that hold our ordinary shares or warrants as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and that have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary does not address any estate or gift tax consequences, the alternative minimum tax, the Medicare tax on net investment income or any state, local, or non-U.S. tax consequences. The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons holding our ordinary shares or warrants as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively (including through the ownership of our warrants) own 10% or more of our share capital (by vote or value);

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired our ordinary shares or warrants pursuant to the exercise of any employee share option or otherwise as compensation;

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

Passive Foreign Investment Company

We believe that we were a passive foreign investment company, or PFIC, for our 2024 taxable year. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to cash or other assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock. Subject to various exceptions, passive income generally includes dividends, interest, capital gains, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

Because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ordinary shares, based on the value and composition of our assets for our 2024 taxable year (including, in particular, the size of our cash and other passive assets) and the changes in the market price of our ordinary shares during our 2024 taxable year, we expect that we will be treated as a PFIC for U.S. federal income tax purposes for our 2024 taxable year. Additionally, we may be a PFIC in the current taxable year or in any subsequent taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation.

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

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to adverse consequences under special tax rules with respect to any “excess distribution” (as defined below) you receive and any gain you realize from a sale or other disposition (including a pledge) of our ordinary shares or warrants, unless you make a valid “mark-to-market” election or “qualified electing fund” election, each as discussed below, and each of which may not be available for the warrants. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period will be treated as an “excess distribution.” Under these special tax rules:

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

If we are or were treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs (of which there are none at present), you may be deemed to own a proportionate interest in such lower-tier PFICs that are directly or indirectly owned by us, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs you would be deemed to own. As a result, you may incur liability for any excess distribution described above if we receive a distribution from our lower-tier PFICs (of which there are none at present) or if any shares in such lower-tier PFICs are disposed of (or deemed disposed of). You should consult your tax advisor regarding the application of the PFIC rules to any of our subsidiaries in the event that our group includes one or more lower-tier PFICs.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations, and may not include our warrants. Our ordinary shares are listed on the Nasdaq Capital Market. The Nasdaq Capital Market is a qualified exchange, but there can be no assurance that the trading in our ordinary shares will be sufficiently regular to qualify our ordinary shares as marketable stock. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs we own (of which there are none at present), you generally will continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs (of which there are none at present).

Alternatively, if a non-U.S. entity treated as a corporation is a PFIC, a holder of shares in that entity may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election, or QEF election, to include in income its share of the entity’s income on a current basis. A U.S. Holder of our ordinary shares can make a QEF election, if we provide the certain necessary information with respect to our annual ordinary earnings and net capital gain, in the first taxable year that we are treated as a PFIC with respect to the U.S. Holder. A U.S. Holder must make the QEF election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to its timely filed U.S. federal income tax return. We plan to provide upon request or otherwise make available the information necessary for a U.S. Holder to make a QEF election with respect to us and will use commercially reasonable efforts to cause each lower-tier PFIC which we control, of which there are none at present, to provide such information with respect to such lower-tier PFIC. However, no assurance can be given that such information will be available for any lower-tier PFIC.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gain rates applicable to “qualified dividend income,” provided (i) our ordinary shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market), (ii) we are neither a PFIC nor treated as such with respect to you (as discussed above) for either the taxable year in which the dividend was paid or the preceding taxable year, (iii) certain holding period requirements are met, and (iv) you are not under an obligation to make related payments with respect to positions in substantially similar or related property.

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

We are currently required to report the amount of any constructive dividends on our website or to the IRS and to holders not exempt from reporting. The IRS has proposed U.S. Treasury Regulations addressing the amount and timing of constructive dividends, as well as, obligations of withholding agents and filing and notice obligations of issuers in respect of such constructive dividends. If adopted as proposed, the U.S. Treasury Regulations would generally provide that (i) the amount of a constructive dividend is the excess of the fair market value of the right to acquire stock immediately after the exercise price adjustment over the fair market value of the right to acquire stock (after the exercise price adjustment) without the adjustment, (ii) the constructive dividend occurs at the earlier of the date the adjustment occurs under the terms of the instrument and the date of the actual distribution of cash or property that results in the constructive dividend, and (iii) we are required to report the amount of any constructive dividends on our website or to the IRS and to all holders (including holders that would otherwise be exempt from reporting). The final U.S. Treasury Regulations will be effective for constructive dividends occurring on or after the date of adoption, but holders and withholding agents may rely on them prior to that date under certain circumstances.

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

Any gain or loss on the sale or other disposition of our ordinary shares or warrants will generally be treated as U.S. source income or loss and treated as long-term capital gain or loss if your holding period in our ordinary shares or warrants at the time of the disposition exceeds one year. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon the sale or other disposition, you may not be able to utilize foreign tax credit unless you have foreign source income or gain in the same category from other sources. There are additional significant and complex limits on a U.S. Holder’s ability to claim foreign tax credits, and U.S. Treasury Regulations published in 2022 that apply to foreign income taxes further restrict the availability of any such credit based on the nature of the tax imposed by the foreign jurisdiction. Although the U.S. Department of the Treasury and the IRS provided relief in 2023 from certain provisions of these U.S, Treasury Regulations for the indefinite future, their potential impact remains uncertain and could be adverse. Long-term capital gain of non-corporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to significant limitations.  The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Taxation of Exercise or Expiration of our Warrants

In general, you will not be required to recognize income, gain or loss upon exercise of our warrants by payment of the exercise price. Your tax basis in our ordinary shares received upon exercise of our warrants will be equal to the sum of (1) your tax basis in the warrants exchanged therefor, and (2) the exercise price of the warrants. Your holding period in our ordinary shares received upon exercise will commence on the day after you exercise the warrants.

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

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT ABOVE IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR ORDINARY SHARES OR WARRANTS.

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

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in NIS, accounting for more than half of our expenses in the year ended December 31, 2024, all of our financing has been in U.S. dollars and the vast majority of our liquid assets are held in U.S. dollars.  Furthermore, while we anticipate that a portion of our expenses, principally salaries and related personnel expenses in Israel, will continue to be denominated in NIS, we expect to incur an increasing amount of expenses in U.S. dollars as we progress in the development and the regulatory processes of our product candidates. Changes of 5% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 2.02% during the fiscal year ended on December 31, 2024. We also have expenses, although to a much lesser extent, in other non-U.S. dollar currencies, in particular the Euro.

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

 Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

  Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.

(c)           Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)          Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.          [RESERVED]

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Ran Gottfried and Mr. Yuval Yanai is an audit committee financial expert. Mr. Ran Gottfried and Mr. Yuval Yanai are independent directors for the purposes of the Nasdaq Listing Rules.

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

	Year Ended December 31,
Services Rendered	2024	2023
	(U.S. dollars in thousands)
Audit Fees (1)	187	220
Tax (2)	62	7
Other (3)	2	2
Total	251	229

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

Otherwise, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Capital Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Israeli corporate governance requirements under the Companies Law applicable to public companies.

Controlled Company

 As of the date of this annual report, Arkin Dermatology controls over 50% of the combined voting power of our equity interests through the ownership of Ordinary Shares and as a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. Pursuant to the “controlled company” exemption, we are not required to, and do not expect to, comply with, the requirement that a majority of our board of directors consist of independent directors, and we are not required to, and do not  comply with, the requirement that we have a nominating committee composed entirely of independent directors with a written charter addressing such committee’s purpose and responsibilities. See “Item 6. Directors, Senior Management and Employees — C. Board Practices."

ITEM 16H.       MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.         DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.         INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant. A copy of the insider trading policy is filed as Exhibit 11.1 to this annual report.

ITEM 16K.         CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on the best common practice for our industry, ISO 27001 standards and SOX requirements.  This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the ISO 27001 and SOX requirements  as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

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

ITEM 19.          EXHIBITS

The exhibits filed with or incorporated into this annual report are listed in the index of exhibits below.

Exhibit Number	Exhibit Description

1.1
Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on January 23, 2018).

1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 1.2 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2024).

2.1	Form of Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).

2.2	Description of Share Capital (incorporated by reference to Exhibit 2.2 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2024).

2.3
Registration Rights Agreement by and between the Registrant and M. Arkin Dermatology Ltd., dated as of March 30, 2023 (incorporated by reference to Exhibit 2.3 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2023).

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).

4.2	2014 Share Incentive Plan (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2020).

4.3	2024 Share Incentive Plan (incorporated by reference to Appendix A of Exhibit 99.1 of the Current Report on Form 6-K submitted to the Securities and Exchange Commission on September 25, 2024).

4.4	Compensation Policy (incorporated by reference to Appendix A of Exhibit 99.1 of the Current on Form 6-K filed with the Securities and Exchange Commission on February 18,2025).

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

4.14
Lease Agreement by and between the Registrant and Rachel Zacks, dated as of June 25, 2023 (incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2023).

4.15†
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

4.17†*	Termination Agreement between Galderma Holding SA, and Sol-Gel Technologies Ltd., dated April 17, 2025.

4.18†
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

4.20†*	Termination Agreement between Padagis Israel Pharmaceuticals Ltd, and Sol-Gel Technologies Ltd., dated as of August 15, 2024 (regarding generic equivalent roflumilast).

4.21†^
Asset Purchase Agreement between Sol-Gel Technologies Ltd. and Pellepharm, Inc., dated January 23, 2023 (incorporated by reference to Exhibit 4.23 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2023).

4.22
Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on January 31, 2023).

4.23	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on January 31, 2023).

4.24
Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 of the Report of Foreign Private Issuer on Form 6-K submitted to with the Securities and Exchange Commission on January 31, 2023).

4.25†
License Agreement between Sol-Gel Technologies Ltd. and Searchlight Pharma Inc. dated June 5, 2023 (incorporated by reference to Exhibit 4.22 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2024).

4.26†
License Agreement between Sol-Gel Technologies Ltd. and Searchlight Pharma Inc., dated June 5, 2023 (incorporated by reference to Exhibit 4.23 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2024).

4.27†*	Asset Purchase Agreement by and among Sol-Gel Technologies and Shenzhen Beimei Pharmaceutical Co., Ltd. dated as of May 15, 2024.

4.28†*	Product Purchase Agreement by and between Mayne Pharma LLC and Sol-Gel Technologies Ltd., dated as of April 17, 2025.

11.1*	Insider Trading Policy.

12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

97.1
Sol-Gel Technologies Ltd. Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2023).

101
The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2024, formatted in XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

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

SOL-GEL TECHNOLOGIES LTD.

By:	/s/ Moshe Arkin
	Name:	Moshe Arkin
	Title:	Chief Executive Officer

By:	/s/ Eyal Ben-Or
	Name:	Eyal Ben-Or
	Title:	Chief Financial Officer

Date: April 29, 2025

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Sol-Gel Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sol-Gel Technologies Ltd. and its subsidiary (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
April 29, 2025	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2000.

Kesselman & Kesselman, 146 Derech Menachem Begin, Tel-Aviv 6492103, Israel,

P.O Box 50005 Tel-Aviv 6150001, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	December 31
	2023	2024

Assets
CURRENT ASSETS:
Cash and cash equivalents	$7,513	$19,489
Bank deposits	10,012	12
Marketable securities	20,471	4,425
Accounts receivables	377	3,595
Prepaid expenses and other current assets	2,794	3,774
TOTAL CURRENT ASSETS	41,167	31,295

NON-CURRENT ASSETS:
Restricted long-term deposits and cash equivalents	1,284	1,291
Long-term receivables	-	1,024
Property and equipment, net	434	202
Operating lease right-of-use assets	1,721	1,426
Other long-term assets	55	13
Funds in respect of employee rights upon retirement	626	595
TOTAL NON-CURRENT ASSETS	4,120	4,551
TOTAL ASSETS	$45,287	$35,846
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Accounts payable	$154	$1,265
Other accounts payable	3,921	3,590
Current maturities of operating leases	447	430
TOTAL CURRENT LIABILITIES	4,522	5,285

LONG-TERM LIABILITIES:
Operating leases liabilities	1,206	878
Liability for employee rights upon retirement	915	833
TOTAL LONG-TERM LIABILITIES	2,121	1,711
TOTAL LIABILITIES $	6,643	6,996

COMMITMENTS (Note 7)

SHAREHOLDERS' EQUITY:
Ordinary shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2023 and 2024, respectively; issued and outstanding: 27,857,620 as of December 31, 2023 and December 31, 2024, respectively	774	774
Additional paid-in capital	258,173	258,959
Accumulated deficit	(220,303)	(230,883)
TOTAL SHAREHOLDERS' EQUITY	38,644	28,850
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$45,287	$35,846

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2022	2023	2024

REVENUES	$3,883	$1,554	$11,538
RESEARCH AND DEVELOPMENT EXPENSES	12,682	23,541	17,803
GENERAL AND ADMINISTRATIVE EXPENSES	7,445	7,373	5,749
OTHER INCOME, net	-	55	-
TOTAL OPERATING LOSS	(16,244)	(29,305)	(12,014)
FINANCIAL INCOME, net	1,321	2,067	1,434
NET LOSS FOR THE YEAR	(14,923)	(27,238)	(10,580)
BASIC AND DILUTED LOSS PER ORDINARY SHARE	(0.65)	(1.01)	(0.38)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	23,128,722	27,087,081	27,857,620

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary shares		Additional paid- in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts

BALANCE AS OF JANUARY 1, 2022	23,126,804	638	233,098	(178,142)	55,594
CHANGES DURING 2022:
Net loss for the year	-	-	-	(14,923)	(14,923)
Exercise of options	2,665	*	15	-	15
Share-based compensation	-	-	1,527	-	1,527
BALANCE AS OF DECEMBER 31, 2022	23,129,469	638	234,640	(193,065)	42,213
CHANGES DURING 2023:
Net loss for the year	-	-	-	(27,238)	(27,238)
Issuance of shares and warrants through public offering, net of issuance costs	2,560,000	74	11,468	-	11,542
Issuance of shares and warrants through private placement from the controlling shareholder	2,000,000	56	9,944	-	10,000
Exercise of options	168,151	6	262	-	268
Share-based compensation	-	-	1,859	-	1,859
BALANCE AS OF DECEMBER 31, 2023	27,857,620	774	258,173	(220,303)	38,644
CHANGES DURING 2024:
Net loss for the year	-	-	-	(10,580)	(10,580)
Share-based compensation	-	-	786	-	786
BALANCE AS OF DECEMBER 31, 2024	27,857,620	774	258,959	(230,883)	28,850

* less than $1 thousand

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2022	2023	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(14,923)	(27,238)	(10,580)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	562	342	233
Income from disposal of property and equipment	-	(55)	(4)
Changes in accrued liability for employee rights upon retirement	20	6	(51)
Share-based compensation expenses	1,527	1,859	786
Net changes in operating leases	(194)	35	(50)
Changes in fair value of marketable securities	119	(436)	175
Financial expenses (income), net	(133)	89	4
Changes in operating asset and liabilities:
Receivables from collaborative and licensing arrangements	12,609	7,858	-
Accounts receivables	(62)	(315)	(3,218)
Prepaid expenses and other current assets	(709)	(1,340)	(981)
Long-term receivables and other long-term assets	-	-	(983)
Accounts payable and other accounts payable	(8,300)	1,465	780
Net cash used in operating activities	(9,484)	(17,730)	(13,889)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(171)	(134)	(2)
Proceeds from sale of property and equipment	-	74	6
Short-term deposits	8,948	2,488	10,000
Long-term deposits	10	(813)	817
Investments in marketable securities	(10,006)	(23,164)	-
Proceeds from sale and maturity of marketable securities	2,918	11,807	15,871
Net cash provided by (used in) investing activities	1,699	(9,742)	26,692
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options	15	268	-
Proceeds from issuance of shares and warrants through placement from the controlling shareholder	-	10,000	-
Proceeds from issuance of shares and warrants through public offering, net of issuance costs	-	11,542	-
Net cash provided by financing activities	15	21,810	-
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	133	(73)	(1)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	(7,637)	(5,735)	12,802
CASH AND CASH EQUIVALENTS AND RESRICTED CASH EQUIVALENTS AT BEGINNING OF THE YEAR	21,235	13,598	7,863
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT END OF THE YEAR	13,598	7,863	20,665

Cash and Cash equivalents	12,448	7,513	19,489
Restricted cash equivalents included in restricted long-term deposits and cash equivalents	1,150	350	1,176
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS SHOWN IN STATEMENT OF CASH FLOWS	13,598	7,863	20,665
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Recognition of new operating lease ROU and liabilities	88	1,590	127

SUPPLEMENTARY INFORMATION:
Interest received	392	1,261	1,565

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 - NATURE OF OPERATIONS

Sol-Gel Technologies Ltd. (collectively with its U.S. subsidiary, the "Company") is an Israeli Company incorporated in 1997.

The Company is an innovative dermatology company with a successful track record of two NDA approvals and advanced orphan drugs pipeline. The Company has two approved drugs: (i) Twyneo®, which was developed for the treatment of acne vulgaris and received marketing authorization by the U.S. Food and Drug Administration (the "FDA") on July 27, 2021 and (ii) Epsolay®, a treatment for subtype II rosacea that received marketing authorization by the FDA on April 25, 2022.  In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of Twyneo® and Epsolay®, in the United States, see Note 9a. On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician. On June 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician. In addition to the novel products, the Company’s products included the approved generic products Acyclovir, Ivermectin and other generic product candidates.  In November 2021, the Company entered into an agreement with Padagis, to sell its rights in relation to ten generic collaborative agreements between the parties, including the agreements for the two aforementioned approved generic drug products. Under the new agreement, the Company has retained collaboration rights to two generic programs related to four generic drug candidates. In August 15, 2024, the Company entered into a Termination Agreement ("the Agreement") with Padagis, according to which Padagis will pay to the Company $4,250 and future royalties, see Note 8b.

On January 27, 2023 the Company entered into an asset purchase agreement ("APA") with PellePharm, Inc. (hereafter - “PellePharm”), pursuant to which the Company agreed to purchase all of the assets related to the topically-applied patidegib, a hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome (such compound designated as investigational compound SGT-610). On January 30, 2023, upon closing of the transaction, the Company paid an upfront payment (hereafter - "upfront payment") of $4 million to PellePharm. The Company is required to pay an additional amount of $0.7 million, subject to the terms as defined in the APA, 15 months from the closing date, as of the date of the financial statements the amount was not paid. In addition, the Company will be required to pay total development and NDA acceptance milestones of up to $6 million, and up to $64 million in commercial milestones which amount increases to $89 million when sales exceed $500 million as well as single digit royalties which increase to double digit royalties when sales exceed $500 million.

During March 2024 the first development milestone event was completed and the Company recorded an amount of $500 as clinical expenses.

The upfront payment and the additional development milestone payments under the APA represent payments for research and development in-process ("IPR&D") acquired as part of an asset purchase, which has not reached technological feasibility and has no alternative future use. Accordingly, such payments are expensed as incurred and are recognized as research and development expenses.

On May 15, 2024, the Company and Shenzhen Beimei Pharmaceutical Co. Ltd. ("Beimei"), entered into an asset purchase agreement. For further details, see Note 9c.

On April 17, 2025, the Company entered into a product purchase agreement with a subsidiary of Mayne Pharma Group Limited (“Mayne Pharma”) for the sale and exclusive license of the U.S. rights to EPSOLAY and TWYNEO. Under the terms of the agreement, the Company is entitled to receive a total of $16 million in two installments: $10 million in the second quarter of 2025 and $6 million in the fourth quarter of 2025. This agreement was executed following the mutual termination by Sol-Gel and Galderma of the exclusive five-year license agreement in the U.S. for both products.

The Company has a wholly owned U.S. subsidiary - Sol-Gel Technologies Inc. (the "Subsidiary"), which supported the Company with marketing, regulatory affairs, and business development related to its products and technology in the United States. The Subsidiary ceased to operate in 2024.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 - NATURE OF OPERATIONS (continued):

In October 2023, Israel was attacked by Hamas, a terrorist organization and entered a state of war. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. During January 2025, a cease fire with Hamas was declared. As of the date of these consolidated financial statements, the war is ongoing and continues to evolve. The Company's headquarters, its R&D operations, and certain manufacturing facilities are located in Israel. Currently, such activities in Israel remain largely unaffected.

As of the issuance date of this report, there was no material impact on the Company's ongoing operations in Israel. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

Risk and Uncertainties

Since incorporation through December 31, 2024, the Company has an accumulated deficit of approximately $230,883 and its activities have been funded mainly by its shareholders, collaboration revenues, sale of IP and license agreements, see also Notes 8 and 9. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations.

Management expects that the Company's cash and cash equivalents, deposits and marketable securities (including the amounts to be received from the transaction with Mayne) will allow the Company to fund its operating plan through at least the next 12 months from the financial statement issuance date.

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

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items in the statements of operations (indicated below), the following exchange rates are used: (1) for transactions - exchange rates at transaction dates or average rates; and (2) for other items (derived from non-monetary balance sheet items such as depreciation) — historical exchange rates. Currency transaction gains and losses are presented in financial income or expenses, as appropriate.

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

d.
Bank deposits

Bank deposits with original maturity dates of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an average annual rate of approximately 1.8%-2.6% in 2024. Interest accrued on bank deposits was recorded as interest receivable as part of "Prepaid expenses and other current assets" in the company’s balance sheet.

        Bank deposits with maturity of more than one year are considered long-term.

As of December 31, 2024, the Company has a restricted deposit in the amount of $1,176 in order to secure certain transactions with its banks. This amount is presented under restricted long-term deposits and cash.

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

Accounts receivables are initially recognized at the transaction price and subsequently measured at amortized cost less any allowance for expected credit losses.

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

During the three years ended December 31, 2024, the Company did not recognize an impairment loss on its long-lived assets.

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

For arrangements that include a significant financing component, the company separates the significant financing component from the revenue and interest income is recorded, See Note 8.

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

Sale of IP agreements

The Company has Sale and license agreements for IP  with Beimei (see Note 9c).

According to ASC 606 an entity's promise to provide a customer with the right to use its intellectual property is satisfied at a point in time. The entity should determine the point in time at which the license transfers to the customer.

The Company provides Beimei a right to use the entity's intellectual property as it exists at the point in time at which the license is granted and therefore should recognized revenue at a point of time upon transfer of control over the license and the IP to Beimei. The transfer of control over the license and IP occurred shortly after the signing of the agreement.

The Company is not expected to have ongoing involvement after the transfer of the license to Beimei that is expected to affect Beimei ability to use the license and IP.

The Company provides further support services to Beimei based on agreed upon rates. The company recognized revenue regarding the support services performance obligation over time, according to ASC 606, since Beimei simultaneously receives and consumes the benefits provided by the Company's performance as the entity performs.

Variable consideration in Beimei's transaction (such as payments, contingent on achieving additional milestones and sales-based royalties), are included in the transaction price based on most likely amount method or expected value method, as appropriate, and included in the transaction price when it is probable that a significant reversal of cumulative revenues will not occur.

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

p.	Loss per share

Basic loss per share is computed based on net loss for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of potential ordinary shares outstanding when dilutive. Potential ordinary shares include outstanding stock options and warrants, which are included under the treasury stock method when dilutive.

The calculation of diluted loss per share does not include 3,900,837, 7,070,688 and 6,265,104 options and warrants for the years ended December 31, 2022, 2023 and 2024, respectively, because their effect would be anti-dilutive.

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

The fair value of bank deposits approximates their carrying value, since they bear interest at rates close to the prevailing market rates. In addition, due to the short-term nature and/or low-risk nature of the Company's cash and cash equivalents, restricted cash equivalents, accounts receivable, accounts payable and other payables, their carrying amounts approximate their fair value.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Recently adopted accounting pronouncement

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company adopted this standard in the current period retrospectively to all prior periods presented in an entity’s financial statements, refer to note 14.

s.	Newly issued accounting pronouncements, not yet adopted:

1)
In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

2)
In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

NOTE 3 - MARKETABLE SECURITIES:

The following table sets forth the Company’s marketable securities for the indicated period:

	December 31,
	2023	2024
Level 2 securities:
U.S government and agency bonds	$2,583	$-
Other foreign government bonds	1,946	-
Corporate bonds*	15,942	4,425
Total	$20,471	$4,425

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

The cost of marketable securities as of December 31, 2024 is $4,309.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 - MARKETABLE SECURITIES (continued):

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the years ended December 31, 2023 and 2024:

	December 31,
	2023	2024
Balance at beginning of the year	$8,678	$20,471
Additions	23,164	-
Sale or maturity	(11,807)	(15,871)
Changes in fair value during the year	436	(175)
Balance at end of the year	$20,471	$4,425

As of December 31, 2024, all the Company’s debt securities have maturity dates within one year.

NOTE 4 - PROPERTY AND EQUIPMENT

	December 31
	2023	2024
Cost:
Laboratory equipment	$3,514	$3,504
Office equipment and furniture	288	287
Computers and software	451	453
Leasehold improvements	1,985	1,982
	6,238	6,226
Less:
Accumulated depreciation and amortization	(5,804)	(6,024)
Property and equipment, net	$434	$202

Depreciation and amortization expense totaled $562, $342 and $233 for the years ended December 31, 2022, 2023 and 2024, respectively.

During 2023 the Company has sold Equipment which its total cost was $ 271. The gain from the sell of the Equipment recorded as other income in total amount of $55.

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

Lease Position
The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheet:

	As of December 31,
	2023	2024
Assets
Operating Leases
Operating lease right-of-use assets	1,721	1,426

Liabilities
Current liabilities
Current maturities of operating leases	447	430
Long-term liabilities
Non-current operating leases	1,206	878

Weighted Average Remaining Lease Term
Operating leases	3.73	2.59
Weighted Average Discount Rate
Operating leases	13.3%	13.7%

Lease Costs
The table below presents certain information related to lease costs of operating leases:

	Year Ended December 31,
	2023	2024

Operating lease cost:	745	622

The table below presents supplemental cash flow information related to leases:

	Year Ended December 31,
	2023	2024

Cash paid for amounts included in the measurement of leases liabilities:
Operating cash flows from operating leases	799	631

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 5 - LEASES (continued):

Undiscounted Cash Flows
The table below reconciles the undiscounted cash flows under leases as of December 31, 2024 were as follows:

Operating Leases
For the year ending December 31,
2025	573
2026	518
2027 and thereafter	444
Total minimum lease payments	1,535

Less: amount of lease payments representing interest	227
Present value of future minimum lease payments	1,308
Less: Current maturities of operating leases	430
Long-term operating leases liabilities	878

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

The amounts of severance payment expenses were $461, $445 and $343 for the years ended December 31, 2022, 2023 and 2024, respectively, of which $405, $389 and $293 in the years ended December 2022, 2023 and 2024, respectively, were in respect of the Contribution Plan.

The Company expects to contribute approximately $302 in the year ending December 31, 2025 to insurance companies in connection with its expected severance liabilities for that year.

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

Up to December 31, 2024, the Company had recognized and received grants from the IIA in the aggregate amount of $1,430 (no grants were received in the years ended December 31, 2022, 2023 and 2024). Through December 31, 2024, the Company recorded an accumulated royalty expense of $2,228 as royalties to the IIA with respect to revenue recognized through December 31, 2024 ($39, $37 and $36 were recorded in 2022, 2023 and 2024 accordingly, as an expense in the consolidated statements of operations).

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

Royalty expenses in immaterial amounts were recorded in 2022, 2023 and 2024 in respect of these agreements.

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

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - COLLABORATION AGREEMENTS:

a.
In 2007, the Company sublicensed rights to a third party for use and commercialization of a product for skin protection. Under this agreement, the Company is entitled to royalties during the years 2016 to 2028. Based on current sales, royalties are not material.

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

In November 2021, the Company entered into a new agreement ("New Agreement") with the Partner, to sell its rights to the Partner in relation to ten generic collaborative agreements between the parties in consideration of $21,500 which was paid over 24 months. Under the New Agreement, the Company has retained collaboration rights to two generic programs (Roflumilast cream and Roflumilast foam) related to four generic drug candidates, and is no longer entitled to receive its share in profit as detailed above.

In addition, the Company ceased paying any outstanding and future operational costs related to these collaborative agreements.

In August 15, 2024, the Company entered into a Termination Agreement ("the Agreement") with the Partner. The purpose of the Agreement is to terminate the Development, Manufacturing and Commercialization Agreement dated June 28, 2020, and to sell its rights to the Partner in relation to Roflumilast cream and Roflumilast foam. As consideration for the Agreement between the parties, the Partner will pay to the Company $4,250, which will paid in eight quarterly installments. In addition, in the end of each quarter for five years as of the Launch Date (the date of first commercial sale of the Product in the Territory by the Partner or its Affiliates pursuant to the ANDA), the Partner shall pay Sol-Gel 2% royalties of the Partner’s Gross Profits for that Product.

The Company has identified one performance obligation in the agreement. Revenue from sale of IP is recognized at a point in time, upon transfer of control over the sale of IP to the Partner. Royalties from sale of IP are included in the transaction price based on expected value method and  included in the transaction price only when it is probable that a significant reversal of cumulative revenues will not occur. For the year ended December 31, 2024, the Company recognized revenue for a total amount of $3.8 million which is measured on a present value basis. This amount does not include variable consideration that was determined to be constrained (not probable that would not result in a significant reversal).

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - LICENSE AGREEMENTS:

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

On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician, see further details in Note 1.  In March 2022, the Company had refunded the $4 million upfront payment to Galderma, since FDA approval for Epsolay® had not been received as of December 31, 2021. On April 25, 2022, the Company announced that the FDA approved the drug product, Epsolay®, which entitled the Company to a $3.5 million milestone payment, as per the license agreement. In

May 2022, the Company has received the $3.5 million payment from Galderma. On June 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician, see further details in Note 1. During 2023 and 2024, the Company recognized $1,027 and $1,482, respectively, as revenue from royalties in respect of the license agreement for both products.

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

In June 2023, the Company received $500 as an upfront payment in connection with the license agreement and related support provided to Searchlight for obtaining the regulatory approval in the Canadian market. The Company is also required to support Searchlight during the license period if needed based on agreed upon rates. The Company has identified two performance obligations in the license agreement as follows: (i) the license to market the products in Canada; and (ii) continuing support during the regulatory approval process.

The Company recorded a contract liability in respect of the support services of $120 and $64 as of December 31, 2023 and December 31, 2024, respectively.

The Company recognized revenue of $0 and $56 from continuing services in 2023 and 2024, respectively.

The Company recognized $380 and $625 as license revenue in 2023 and 2024, respectively.

c.
On May 15, 2024, the Company and Beimei, a private Chinese company, signed an agreement for the purchase and license by Beimei of certain rights in the intellectual property (in which the sale is deemed to be the predominant item – both hereafter "IP") related to Twyneo, for the treatment of acne vulgaris, in the mainland of China, Hong Kong, Macau, Taiwan and Israel.

Under the terms of the agreement, Beimei will purchase and license from the Company the IP in these territories. The Company is also required to support Beimei to a certain extent during the period until obtaining regulatory approval. The Company provides further support services to Beimei based on agreed upon rates. In return, Sol-Gel is to receive payments of up to $10 million (including amounts contingent on achieving certain milestones) and up to $5 million as royalty payments on net sales.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - LICENSE AGREEMENTS (continued):

The Company has identified multiple performance obligations in the agreement. Revenue from sale and license of IP is recognized at a point in time, upon transfer of control over the license and the IP to Beimei. Support services are recognized over time as the services are performed.

For the year ended December 31, 2024, the Company recognized revenue of an amount of $4.8 million for sale of IP and the license.. This amount does not include variable consideration that was determined to be constrained (not probable that would not result in a significant reversal). In addition, the Company allocated  $200 to the support services to be recognized over time. For the year ended December 31, 2024, the Company recognized a total amount of $70 for support.

As of December 31, 2024, the contract liability in respect of the support services is at the amount of $130.

In July and November 2024, the Company received $2.0 million and $1.5 million, respectively  in connection with the agreement.

NOTE 10 - SHARE CAPITAL:

a.	Ordinary shares

Rights of the Company’s ordinary shares

Each ordinary share is entitled to one vote. The holder of an ordinary share is also entitled to receive dividends whenever funds are legally available, when and if declared by the Board of Directors. Since its inception, the Company has not declared any dividends.

1)
In July 2021, the Company entered into an At The Market (“ATM”) sales agreement ("2021 ATM Agreement") with Jefferies LLC ("Jefferies"), pursuant to which the Company was entitled, at its sole discretion, to offer and sell through Jefferies, acting as sales agent, shares having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company agreed to pay Jefferies a commission of 3.0% of the gross proceeds from the sale of shares under the facility.

Under the 2021 ATM Agreement, 41,154 shares were sold under the program for total gross proceeds of approximately $0.5 million. On April 2022, the Company terminated the 2021 ATM Agreement, effective on the same date.

2)
On January 27, 2023, the Company entered into a securities purchase agreement (hereafter - “Purchase Agreement”) with Armistice Capital, pursuant to which the Company issued to Armistice Capital (i) 2,560,000 ordinary shares of the Company (the "Ordinary Shares"), par value NIS 0.1 per share in a registered direct offering (the " Registered Direct Offering") at a price of $5.00 per ordinary share and (ii) in a concurrent private placement unregistered warrants to purchase up to 2,560,000 Ordinary Shares (the "Investor Warrants"). Each of the Investor Warrants are exercisable for one ordinary share, have an exercise price of $5.85 and will become exercisable beginning six months from the date of issuance and will expire on January 27, 2028. The sale of the Ordinary Shares in the Registered Direct Offering was made by means of a shelf registration statement. The Offering closed on January 31, 2023. The gross proceeds from the Registered Direct Offering were approximately $12.8 million, and the issuance costs were approximately $1.2 million.

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

The awards may be exercised after vesting and in accordance with vesting schedules which will be determined by the Board of Directors for each grant. The maximum term of the awards is 10 years. The fair value of each option granted under the Plan is estimated using the Black-Scholes option pricing method. Expected volatility is based on the historical volatility of the company.

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

As of December 31, 2024, 778,028 ordinary shares remain available for future grants under the Plan.

2)	Options grants

a.	Option granted to employees and directors

During the twelve months ended December 31, 2024, the Company granted 325,000 options to Directors and executive officer:

i.
In January 2024, the board of directors approved and recommended the Company's shareholders to approve a grant of 300,000 options to the Company's Directors to purchase ordinary shares at an exercise price of $1.2 per share. The Company's shareholders approved the grant in February 28, 2024.

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

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - SHARE CAPITAL (continued):

The fair value of options granted was $207. The underlying data used for computing the fair value of the options are as follows:

2024
Value of one ordinary share	$1.2
Dividend yield	0%
Expected volatility	72%
Risk-free interest rate	4.8%
Expected term	4 years

ii.	In July 2024, the Company granted a total of 25,000 options to Executive officer to purchase ordinary shares at an exercise price of $0.83 per share.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

The fair value of options granted was $16 The underlying data used for computing the fair value of the options are as follows:

2024
Value of one ordinary share	$0.87
Dividend yield	0%
Expected volatility	75%
Risk-free interest rate	4.15%
Expected term	7 Years

The weighted average fair value of options granted in 2023 was $2.01. The underlying data used for computing the fair value of the options are as follows:

2023
Value of one ordinary share	$3.59-$3.8
Dividend yield	0%
Expected volatility	55%-56%
Risk-free interest rate	3.97%-4.1%
Expected term	7 years

The total unrecognized compensation cost of employee options at December 31, 2024 is $476, which is expected to be recognized over a period of 3.53 years.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - SHARE CAPITAL (continued):

The following table summarizes the number of options granted to employees under the Plan for the year ended December 31, 2024, and related information:

	Year ended December 31
	2023			2024
	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
Options outstanding at the beginning of the year	1,864,377	$7.09	7.11	2,321,122	$6.57	6.54
Granted	749,750	$5.52	9.15	325,000	$1.17	7.08
Exercised	(168,151)	$2.8	-	-	-	-
Expired	(57,740)	$8.63	-	(172,584)	$10.86	-
Forfeited	(67,114)	$7.8	-	(297,459)	$5.5	-
Options outstanding at the end of the year	2,321,122	$6.57	6.54	2,176,079	$3.7	2.17
Options exercisable at the end of the year	1,547,237	$6.17	3.72	1,618,602	$6.88	3.93

b.	Option granted to non-employees

All compensation cost of non-employees' options were fully recognized as of December 31, 2024.

The following table summarizes the number of options granted to non-employees under the Plan as of December 31, 2024, and related information (no options were granted to non-employees in 2024):

	December 31
	2024
	Number of options	Weighted average exercise price	Weighted average remaining contractual life
Options outstanding at the end of the year	198,575	$7.70	2.83
Options exercisable at the end of the year	198,575	$7.70	2.83

The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2022	2023	2024
Research and development expenses	$665	$701	$267
General and administrative expenses	$862	$1,158	$519
	$1,527	$1,859	$786

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 - TAXES ON INCOME:

a.	Tax rates in Israel

The Company is taxed in accordance with Israeli tax laws. The corporate tax rates applicable to 2022, 2023 and 2024 is 23%. Capital gain is subject to capital gain tax according to the corporate tax rate in the year the assets are sold.

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

The period of tax benefits, as described above, is limited to 12 years from the beginning of the Benefited Enterprise election year (2012). As of December 31, 2024, the period of benefits has not yet commenced.

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

Under the 2017 Amendment, and provided the conditions stipulated therein are met, income derived by Preferred Companies from ‘Preferred Technological Enterprises’ (“PTE”) (as defined in the 2017 Amendment), would be subject to reduced corporate tax rates of 7.5% in Development Zone “A” and 12% elsewhere, or 6% in case of a ‘Special Preferred Technological Enterprise’ (“SPTE”) (as defined in the 2017 Amendment) regardless of the company’s geographical location within Israel. A Preferred Company distributing dividends from income derived from its PTE or SPTE, would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty). The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a corporate shareholder who is not an Israeli resident for tax purposes would be subject to a 4% tax (inter alia, if the amount of foreign investors in the distributing company exceeds 90%). Such taxes would generally be withheld at source by the distributing company.

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

As of December 31, 2024, the Company’s management decided not to adopt the application of the Amendment.

There is no assurance that future taxable income of the Company will qualify as benefited or preferred income or that the benefits described above will be available to the Company in the future.

d.	Tax assessments

Tax assessments filed by the Company through the year 2019 are considered to be final.

e.	Losses for tax purposes carried forward to future years

As of December 31, 2024, the Company had approximately $196.3 million of net carry forward tax losses which are available to reduce future taxable income with no limited period of use.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 - TAXES ON INCOME (continued):

f.	Deferred income taxes:

	December, 31
	2023	2024
In respect of:
Net operating loss carry forward	$43,113	$45,153
Research and development expenses	4,337	4,397
Other	462	240
Less – valuation allowance	(47,912)	(49,790)
Net deferred tax assets	$-	$-

g.	Reconciliation of theoretical tax expenses to actual expenses

Actual tax expenses are in respect of the U.S. subsidiary. The primary reconciling items between the statutory tax rate of the Company and the effective rate are the full valuation allowance of deferred tax assets and nondeductible expenses in relation to the operations in Israel.

h.	Roll forward of valuation allowance

Balance as of January 1, 2022	$45,308
Deductions	(614)
Balance as of December 31, 2022	$44,694
Additions	3,218
Balance as of December 31, 2023	$47,912
Additions	1,878
Balance as of December 31, 2024	$49,790

i.	Provision for uncertain tax positions

As of December 31, 2023 and 2024, the Company does not have a provision for uncertain tax positions.

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

Other accounts payables and accruals:

	December, 31
	2023	2024

Accrued expenses	$2,054	$1,061
Employees payables	603	459
APA payable (see note 1)	700	1,200
Other	564	870
	$3,921	$3,590

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Revenue:

	December, 31
	2022	2023	2024

Royalties revenue	$3,883	$1,174	$1,616
Sale of IP and license revenue	-	380	9,796
Support services	-	-	126
Total revenue	$3,883	$1,554	$11,538

Research and development expenses:

	December, 31
	2022	2023	2024

Payroll and related expenses	$6,530	$5,650	$3,592
Clinical and preclinical trials expenses	602	5,745	8,280
Professional consulting and subcontracted work	2,173	10,134	4,647
Other	3,377	2,012	1,284
	$12,682	$23,541	$17,803

NOTE 13 - RELATED PARTIES

a.	Related parties include the controlling shareholder and companies under his control, the Board of Directors and the executive officers of the Company.

b.	As to options and restricted shares granted to directors and executive officers, see Note 10b(2).

c.	As to the Subscription Agreement with the controlling shareholder, see Note 10a(2).

d.	On December 31, 2024, the CEO terminated his employment agreement, and starting in January 2025 he will serve as a consultant.

NOTE 14 - SEGMENTS

Our chief operating decision maker (“CODM”), the Chief Executive Officer, manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, our CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance based on consolidated net income which is consistent with the basis the consolidated statements of operations are presented. In addition, the CODM examines research and development expenses separately in order to make operating decisions. For additional information regarding research and development expenses, see note 12.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 15 - ENTITY-WIDE DISCLOSURE:

1)	Revenues by geographic area were as follows:

	Year ended December 31
	2022	2023	2024
China	$-	$-	$4,870
Israel	-	-	3,814
Switzerland	3,803	1,027	1,482
Canada	-	380	681
Other	80	147	691
	$3,883	$1,554	$11,538

2)	All Company’s property, plant and equipment, right of use assets and other long-term assets are located in Israel.

NOTE 16 – SUBSEQUENT EVENTS:

a.	Regarding the agreement with a Mayne Pharma, see note 1.

b.
On April 1, 2025, the Company’s shareholders approved a reverse share split of all the Company’s outstanding ordinary shares at a ratio of between 2:1 and 10:1 at a special meeting of shareholders. On April 9, 2025, the Board of Directors approved a 1-for-10 reverse share split of the Company’s ordinary shares, which is expected to become effective on Friday, May 2, 2025. In conjunction with the reverse share split, pursuant to the amended articles of association, the par value of the Company’s ordinary shares will be adjusted from 0.1 NIS per share to 1.0 NIS per share, and the share capital will be adjusted from 50,000,000 to 5,000,000 ordinary shares. All references made to share or per share amounts in the consolidated financial statements and applicable disclosures herein, unless otherwise indicated, are presented on a pre-split basis. The following table provides pro forma loss per ordinary share, giving retroactive effect to the reverse share split:

	Year ended December 31,
	2022	2023	2024
	unaudited
BASIC AND DILUTED LOSS PER ORDINARY SHARE- PRO FORMA	(6.50)	(10.10)	(3.80)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE- PRO FORMA	2,312,872	2,708,708	2,785,762