Form 20-F
period 2025-12-31
Sol-Gel Technologies Ltd.
filed 2026-03-19
CIK 1684693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Eyal Ben-Or,
Chief Financial Officer
7 Golda Meir St., Weizmann Science Park,
Ness Ziona, 7403650, Israel
Tel: 972-8-9313429
Email: eyal.ben-or@sol-gel.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value NIS 1.00 per share	SLGL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of Class	Number of Shares Outstanding
Ordinary Shares, par value NIS 1.00 per share	2,786,158

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

Large Accelerated filer ☐	Accelerated filer ☐	Non- Accelerated filer ☒

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

Yes ☐        No ☒

INTRODUCTION

All references to “Sol-Gel,” “Sol-Gel Technologies,” “we,” “us,” “our,” “the Company” and similar designations refer to Sol-Gel Technologies Ltd. The terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 3.19, NIS 3.647 and NIS 3.627 to $1.00, based on the exchange rates reported by the Bank of Israel on December 31, 2025, December 31, 2024 and December 31, 2023, respectively.

References to the terms below in this Annual Report have the meanings referred to below:

•
“SGT-610” - SGT-610 (patidegib 2% gel), an investigational topical treatment designed to prevent new Basel Cell Carcinomas (BCCs) formation in adults with Gorlin Syndrome and potentially high-frequency BCC;

•
“SGT-210” - SGT-210 (erlotinib)is a topical drug candidate platform designed to enable local EGFR inhibition with limited systemic exposure. Erlotinib is an epidermal growth factor receptor inhibitor (EGFRi);

•	“Twyneo” - our novel, once-daily, non-antibiotic topical cream that has been approved by the Food and Drug Administration for the treatment of acne vulgaris, or acne;

•
“Epsolay” - our novel, once-daily topical cream containing encapsulated benzoyl peroxide that has been approved by the Food and Drug Administration for the treatment of papulopustular (subtype II) rosacea;

•	“approved products” - Twyneo and Epsolay;

•	“product candidates” - SGT-610, SGT-210 and any other product candidates that we may develop in the future; and

•	“our products” - both approved products and product candidates.

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

All information in this annual report on Form 20-F relating to shares or price per share reflects the 1-for-10 reverse share splits effected by us on May 2, 2025.

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

•	the benefits of and projections of our future financial performance as a result of our development of our product candidates;

•	our ability to enroll patients in our clinical trials and the possibility that patients would discontinue their participation in our clinical trials;

•	our ability to complete the development of our product candidates;

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

•
our dependence on the success of Beimei Pharmaceutical Co. Ltd, or Beimei, and Searchlight Pharma Inc., or Searchlight, and our other licensees in commercializing our approved products in China, Canada and in other licensed territories, respectively;

•	the ability of Sol-Gel and its licensees to obtain and maintain the regulatory approval of Twyneo and Epsolay in various territories;

•
our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained;

•	our ability to find suitable co-development, contract manufacturing and marketing partners to our products and product candidates;

•	our ability to commercialize and launch our product candidates;

•	our ability to obtain and maintain adequate protection of our intellectual property;

•	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

•	acceptance of our products and product candidates by healthcare professionals and patients;

•	the possibility that we may face third-party claims of intellectual property infringement;

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

•
the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of SGT-610, Twyneo, Epsolay and our product candidates; and

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

•
We will need substantial additional funding to pursue our business objectives, and our current liquidity raises substantial doubt about our ability to continue as a going concern. If we are unable to raise capital when needed, we could be forced to curtail our planned operations and the pursuit of our growth strategy. If we are successful in raising additional capital, this may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or products.

•	All of our current product candidates are in development stage; therefore, we have not yet obtained regulatory approval for our product candidates in the United States or any other country.

•	We are dependent on the success of SGT-610, Twyneo, Epsolay and our product candidates for the treatment of topical dermatological conditions.

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

•
We may find it difficult to enroll patients in our clinical trials, and patients could discontinue their participation in our or our partners’ clinical trials, which could delay or prevent clinical trials for our product candidates.

•
Twyneo and Epsolay, and our product candidates, if approved, will face, significant competition and our failure to compete effectively may prevent us and our commercial partners from achieving significant market penetration and expansion.

•
We rely on commercialization partners to commercialize Twyneo and Epsolay in China, Canada and other jurisdictions around the world and may depend on other parties for commercialization of Twyneo and Epsolay in other jurisdictions outside of China and Canada, and the development and commercialization of our product candidates, if approved. We also rely on our partners and licensees to provide us with accurate reports in order for us to accurately report our royalty revenues and sales-based milestone payments. Any collaborative arrangements that we have (including our agreements with Beimei and Searchlight) or may establish in the future may not be successful or we may otherwise not realize the anticipated benefits from these collaborations.

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

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this annual report, including our financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares, or the “ordinary shares”. The risks and uncertainties described below in this annual report on Form 20-F for the year ended December 31, 2025, are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your investment.

Risks Related to Our Business and Industry

We are a dermatology company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

 We are a dermatology company with a limited operating history. We have incurred net losses since our formation in 1997. In particular we incurred a loss of $27.2 million in 2023, a loss of $10.6 million in 2024, and a loss of $6.1 million in 2025. As of December 31, 2025, we had an accumulated deficit of $237 million. Our losses have resulted principally from expenses incurred in research and development of SGT-610, Twyneo, Epsolay and our other past and present product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur net losses for the foreseeable future as we continue to invest in research and development and seek to obtain regulatory approval and commercialization of our product candidates. The extent of our future operating losses and the timing of generating revenues and becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

We anticipate that our expenses will increase substantially as we:

•	complete the Phase III clinical study of SGT-610;

•	continue the development of SGT-210 and continue the research and development of other future product candidates

•	seek regulatory approvals for any product candidate that successfully completes clinical development;

•	establish commercial manufacturing capabilities through one or more contract manufacturing organizations to commercialize our approved products;

•	maintain, expand and protect our intellectual property portfolio;

•	seek new drug candidates and expand our disease portfolio;

•	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development; and

•	experience any delays or encounter any issues with any of the above, including but not limited to failed studies, complex results, safety issues or other regulatory challenges.

We have financed our operations primarily through public offerings in the U.S., private placements of equity securities and investments and loans from our controlling shareholder. To date, we have devoted a significant portion of our financial resources and efforts to developing our products and past and present product candidates. Although we have received approval from the FDA with respect to our marketing applications for Twyneo in 2021 and Epsolay in 2022, to succeed we must successfully develop and eventually commercialize products that generate significant revenue. This will require us to be successful in a range of challenging activities, including successfully commercializing our approved products, completing clinical trials for our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing manufacturing and marketing capabilities and ultimately selling any product candidates for which we may obtain regulatory approval.  We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability.

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

We will need substantial additional funding to pursue our business objectives. If we are unable to raise capital when needed, we could be forced to curtail our planned operations and the pursuit of our growth strategy.

Conducting pre-clinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales of our product candidates. We expect to continue to incur significant expenses and operating losses over the next several years as we conduct advanced-stage clinical studies for SGT-610 and continue the development of SGT-210 and pursue any regulatory approvals for our product candidates that successfully complete clinical development. In addition, Twyneo and Epsolay, and our product candidates, if approved, may not achieve commercial success. Revenue, if any, will be derived from sales of Twyneo and Epsolay, and our product candidates, if approved. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

There is substantial doubt about our ability to continue as a going concern.

Our audited consolidated financial statements for the year ended December 31, 2025 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2025 based on our net loss, negative cash flow and our working capital level, and such financial statements also include a “going concern” explanatory paragraph. If we are unable to improve our liquidity position, by, among other things, raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

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

Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval is never guaranteed. Upon submission of an NDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA or ultimately be approved. If an application is not accepted for review or approved, the FDA may require that we or our partners conduct additional clinical trials or pre-clinical studies or take other actions before it will reconsider our or our partner’s application. If the FDA requires us or our partners to provide additional studies or data to support such applications, we could incur increased costs and delays in the marketing approval process, which may require us to expend more resources than anticipated or that we have available. In addition, the FDA may not consider any additional information to be complete or sufficient to support approval.

To date, we have submitted two NDAs that were accepted for filing by the FDA, one for Twyneo, and one for Epsolay, both of which were subsequently approved by the FDA.

Our current investigational product candidate SGT-610 is a new chemical entity that has never been approved by the FDA and we believe we will be required to seek approval for such product candidate through the FDA’s 505(b)(1) NDA pathway, which requires full reports of investigations of safety and effectiveness without reliance on the FDA’s prior approval of another product candidate. We have never obtained approval of a product through the 505(b)(1) NDA pathway and may never succeed in doing so. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional pre-clinical studies, clinical trials or other data demonstrating the safety and effectiveness of our product candidates. If we are unable to submit and obtain regulatory approval for our product candidates, we will not be able to commercialize or obtain revenue in connection with such product candidates.

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

We are largely dependent on the success of SGT-610, Twyneo, Epsolay and our other product candidates, if approved, for the treatment of topical dermatological conditions.

We have invested a majority of our efforts and financial resources in the research and development of Twyneo and Epsolay and the development of our product candidates. In April 2025, we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne, following the mutual termination by Sol-Gel and Galderma Holding SA, or Galderma, , of the exclusive five-year license agreement in the U.S. for both products, which were entered into in June 2021.    In June 2023, we entered into exclusive license agreements with Searchlight, pursuant to which Searchlight has the exclusive right, and is responsible for all commercial activities for Twyneo and Epsolay in Canada, over a fifteen-year term that is renewable for subsequent five-year periods. In May 2024, we entered into an asset purchase agreement with Beimei, pursuant to which Beimei purchased and licensed the exclusive rights to commercialize and manufacture Twyneo in the mainland of China, Hong Kong, Macau, Taiwan and Israel, and during 2024, we also entered into commercialization agreements for commercialization of Twyneo and  in the majority of the European countries, South Afirica and South Korea. These licensees have the exclusive right to, and are responsible for, all commercial activities in their respective territories. The success of our business depends largely on the success of Beimei, Searchlight and our other licensees in commercializing Twyneo and Epsolay and our ability to fund, execute and complete the development of, obtain regulatory approval for and successfully commercialize our product candidates in a timely manner.

Our business is highly dependent on market perception of us and the safety and quality of SGT-610, Twyneo, Epsolay and our other product candidates, if approved. Our business or products could be subject to negative publicity, which could have a material adverse effect on our business.

Market perception of our business is very important, especially market perception of the safety and quality of our products. If Twyneo, Epsolay and any of our product candidates, or similar products that other companies distribute, or third-party products from which our product candidates are derived, are subject to market withdrawal or recall or are proven to be, or are claimed to be, harmful to consumers, it could have a material adverse effect on our business. Negative publicity associated with product quality, illness or other adverse effects resulting from, or perceived to result from, our products could have a material adverse impact on our business.

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

We have a limited operating history in the dermatological prescription drug space and have focused much of our efforts, to date, on the research and development of our product candidates, rather than commercialization. In April 2025, we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne, and in June 2023, we entered into exclusive license agreements with Searchlight to commercialize in Canada. In addition, in May 2024, we sold licensed to Beimei the rights to commercialize and manufacture Twyneo in China, Hong Kong, Macau, Taiwan and Israel, and during 2024, we entered into commercialization agreements for commercialization of Twyneo and Epsolay in most European countries, South Africa and South Korea. We also expect to collaborate with third parties that have sales and marketing experience in order to commercialize Twyneo and Epsolay in additional territories, and our product candidates, if approved, in lieu of our own sales force and distribution systems. We cannot provide any assurances as to when, if ever, we will obtain approvals from governmental authorities outside of the U.S. or generate sufficient revenues to achieve sustained profitability. Our and our partners’ ability to successfully commercialize our approved products and product candidates, if approved, and become profitable is subject to a number of challenges, including, among others, that:

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

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams or our products or grant licenses on terms that may not be favorable to us. For example, in April 2025, we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne in consideration for an upfront and milestone payment of $16 million in the aggregate. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our products that we would otherwise prefer to develop and market ourselves.

Risks Related to Development and Clinical Testing of Our Products

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and clinical trials may not be predictive of future trial results, which could result in development delays or a failure to obtain marketing approval.

Clinical testing of product candidates and the submission of NDAs to the FDA is expensive, time consuming and has an inherently uncertain outcome. Failure can occur at any time during the clinical trial process, even with active ingredients that have been previously approved by the FDA or comparable foreign regulatory authorities as safe and effective. Favorable results in pre-clinical studies and early clinical trials for one or more of our product candidates may not be predictive of similar results in future clinical trials for such product candidate. Also, interim results during a clinical trial do not necessarily predict final results. Product candidates in later stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. In addition, there can be no assurance that our ongoing Phase 3 clinical trial of SGT-610 will yield positive results, notwithstanding the revisions we have made to the original PellePharm clinical trial design. See “Item 4. Information on the Company—B. Business Overview—Our Products”. Clinical development is inherently uncertain, and changes to trial design, including modifications to patient selection criteria may not improve the likelihood of achieving favorable outcomes. Even with these revisions, our trial may fail to meet its primary or secondary endpoints, may produce inconclusive or negative data, or may raise safety concerns. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for our product candidates may not be predictive of the results we may obtain in later stage trials for such product candidates. Our and our partners’ clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Clinical trial results may be inconclusive, or contradicted by other clinical trials, particularly larger clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA, or other applicable regulatory agency, approval for their product candidates.

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

We may find it difficult to enroll patients in our clinical trials, and any enrolled subjects could discontinue their participation in our or our partners’ clinical trials, which could delay or prevent clinical trials for our product candidates.

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

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Although the FDA has approved Twyneo and Epsolay for marketing, it is possible that Twyneo and Epsolay will not receive approval from comparable foreign authorities, and that none of our product candidates will ever obtain regulatory approval.

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

Undesirable side effects caused by our product candidates could result in the delay, suspension or termination of clinical trials by us, our partners, the FDA or other regulatory authorities for a number of reasons. Results of our clinical trials for product candidates could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our clinical trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. If we or our partners elect or are required to delay, suspend or terminate any clinical trial for any product candidates, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

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

•	we may decide to recall the affected product;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

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

We may seek and fail to obtain fast track or breakthrough therapy designations for our product candidates. Even if we are successful, these programs may not lead to a faster development or regulatory review process, they do not guarantee we will receive approval for any product candidate and the FDA may later rescind fast track or breakthrough therapy designation if it believes a product candidate no longer meets the conditions for qualification. We may also seek to obtain accelerated approval for one or more of our product candidates, but the FDA may disagree that we have met the requirements for such approval.

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

Twyneo, Epsolay and our other product candidates for which we obtain regulatory approval may continue to face future developmental and regulatory difficulties. In addition, we and our partners will be subject to ongoing obligations and continued regulatory review.

Even if we complete clinical testing and receive approval of any for our product candidates, the FDA or comparable foreign regulatory authorities may grant approval contingent on the performance of additional post-approval clinical trials, risk mitigation requirements such as the implementation of a REMS, and/or surveillance requirements to monitor the safety or efficacy of the product. Any of these developments could negatively impact us by reducing revenues or increasing expenses and cause the approved product candidate not to be commercially viable. Absence of long-term safety data may further limit the approved uses of our product candidates, if any.  Similar foreign requirements may also apply in foreign jurisdictions.

The FDA or comparable foreign regulatory authorities also may approve our product candidates for a more limited indication or a narrower patient population than we initially request or may not approve the labeling that we believe is necessary or desirable for the successful commercialization of our product candidates. Furthermore, SGT-610, Twyneo, Epsolay, and any other product candidate for which we obtain approval will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. These requirements include registration with the FDA, listing of our product candidates, payment of annual fees, as well as continued compliance with GCP requirements for any clinical trials that we or our partners conduct post-approval. Similar foreign requirements may also apply in other jurisdictions. Application holders must notify the FDA, and depending on the nature of the change, obtain FDA pre-approval for product manufacturing changes. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements.

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

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the United States government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities during that period. In early 2025, following the inauguration of President Trump, the Trump Administration began terminating federal government employees, including approximately 3,500 employees including at the FDA. The impact of mass layoffs at the agency and other governmental offices with which we interact is unclear at this time. It is currently unclear how the U.S. biopharmaceutical industry will be affected by the Trump Administration’s major changes to the FDA and the federal government as a whole.

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

Future legislative and regulatory proposals may materially impact the ability of the FDA and other regulatory agencies to operate as they have historically operated. We cannot be sure whether additional legislative changes or executive orders will be enacted, or whether any of the FDA’s regulations, guidances or interpretations will be changed, or what the impact of such changes on the agency and its scientific review staff, if any, may be. For example, the next FDA user fee reauthorization package began stakeholder negotiations on July 14, 2025, with any agreement to be sent to Congress in early 2027 for purposes of initiating the legislative process. Reauthorization of the prescription drug user fee program would need to be finalized by Congress by the end of September 2027 in order to avoid disruptions in FDA’s review goals for NDAs and to other activities supported by user fees assessed against industry.

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

SGT-610, Twyneo, Epsolay and our product candidates, if they receive regulatory approval, may fail to achieve the broad degree of physician adoption and market acceptance necessary for commercial success.

The commercial success of SGT-610, Twyneo, Epsolay and our product candidates, if approved, will depend significantly on their broad adoption by dermatologists, pediatricians and other physicians for approved indications and other therapeutic or aesthetic indications for which we may seek approval from the FDA and other regulatory authorities.

The degree and rate of physician and patient adoption of SGT-610, Twyneo, Epsolay and our product candidates, if approved, will depend on a number of factors, including:

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

•	patient demand for the treatment or prevention of the approved indications;

•
the cost of treatment in relation to alternative treatments, the extent to which these costs are covered and reimbursed by third-party payors, and patients’ willingness to pay for our products and product candidates, if approved; and

•
the effectiveness of our and our partners’ sales and marketing efforts, including the success of any targeted marketing efforts directed toward dermatologists, pediatricians, other physicians, clinics and any direct-to-consumer marketing efforts we may initiate.

We expend a significant amount of our resources on research and development efforts that may not lead to successful product candidate introductions or the recovery of our research and development expenditures.

 We conduct research and development primarily to enable us to manufacture and market topical dermatological drugs in accordance with FDA regulations as well as similar foreign requirements enforced by foreign regulatory authorities. We spent approximately $23.5 million, $17.8 million, and $22.8 million on research and development activities during the years ended December 31, 2023, 2024 and 2025, respectively. We are required to obtain FDA and other regulatory authority approvals before marketing our product candidates in the United States or in other jurisdictions. The regulatory authority approval process is costly, time consuming and inherently risky, as is that applicable in other jurisdictions.

We cannot be certain that any investment made in developing product candidates will be recovered, even if we are successful in commercialization. To the extent that we expend significant resources on research and development efforts and are not able to introduce successful new product candidates as a result of those efforts, we will be unable to recover those expenditures.

Our efficacy clinical trials for SGT-610, Twyneo, Epsolay and our product candidates were not, and will not be, conducted head-to-head with the applicable leading products of our competitors, and the comparison of our results to those of existing drugs, and the conclusions we have drawn from such comparisons, may be inaccurate.

 Our efficacy clinical trials for SGT-610, Twyneo, Epsolay and our product candidates were not, and will not be, conducted head-to-head with the drugs considered the applicable standard of care for the relevant indications. This means that none of the patient groups participating in these trials were, and will not in the future be, treated with the applicable standard of care drugs alongside the groups treated with our product candidates. Instead, we have compared and plan to continue comparing the results of our clinical trials with historical data from prior clinical trials conducted by third parties for the applicable standard of care drugs, and which results are presented in their respective product labels.

Direct comparison generally provides more reliable information about how two or more drugs compare, and reliance on indirect comparison for evaluating their relative efficacy or other qualities is problematic due to lack of objective or validated methods to assess trial similarity. For example, the various trials were likely conducted in different countries with different demographic features and in patients with different baseline conditions and different hygiene standards, among other relevant asymmetries. Therefore, the conclusions we have drawn from comparing the results of our clinical trials with those published in the product labels for these current standard of care drugs, including conclusions regarding the relative efficacy and expediency of Twyneo and Epsolay, may be distorted by the inaccurate methodology of the comparison. Moreover, the FDA generally requires head-to-head studies to make labeling and advertising claims regarding superiority or comparability, and our failure to collect head-to-head data may limit the types of claims we may make for SGT-610, Twyneo, Epsolay and our  product candidates for which we obtain approval.

We may be subject to risk as a result of international manufacturing operations.

SGT-610, Twyneo, Epsolay and certain of our product candidates may be manufactured, warehoused and/or tested at third-party facilities located in territories outside of Israel, in addition to our facility in Israel, and therefore our operations are subject to risks inherent in doing business internationally. Such risks include the adverse effects on operations from corruption, war, public health crises, such as pandemics and epidemics, international terrorism, civil disturbances, political instability, governmental activities, deprivation of contract and property rights and currency valuation changes. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations.

If in the future we acquire or in-license technologies or additional product candidates, we may incur various costs, may have integration difficulties and may experience other risks that could harm our business and results of operations.

In January 2023, we purchased assets related to our SGT-610 product candidate, which included certain intellectual property rights owned by PellePharm Inc., or PellePharm, and licensed to PellePharm by Royalty Security LLC. In the future, we may acquire or in-license additional potential products and technologies. Any potential product or technology we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive pre-clinical studies, clinical trials, or both, and approval by the FDA or other applicable foreign regulatory authorities, if any. All potential products are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the potential product, or product developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. If intellectual property related to potential products or technologies, we in-license or our own know-how is not adequate, we may not be able to commercialize the affected potential products even after expending resources on their development. In addition, we may not be able to manufacture economically or successfully commercialize any potential product that we develop based on acquired or in-licensed technology that is granted regulatory approval, and such potential products may not gain wide acceptance or be competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed potential products could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed. Lastly, our license with Royalty Security LLC requires us, and future in-license agreements will likely require us, to make payments and satisfy various performance obligations in order to maintain our rights to our SGT-610 product candidate or other future product candidate, as the case may be.  If we do not satisfy our obligations under our agreement with Royalty Security LLC or under future in-license agreements, or if other events occur that are not within our control, we could lose the rights to develop and commercialize our SGT-610 product candidate and other future product candidate covered by such future in-license agreements.

 Risks Related to Regulatory Matters

Healthcare reform in the United States and the EU may harm our future business.

 Changes in applicable U.S. federal and state laws and agency regulation, as well as foreign laws and regulations, could have a materially negative impact on our business. In the United States and in some other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates of ours, restrict or regulate post-approval activities, or affect our ability to profitably sell any product candidates for which we obtain marketing approval. Increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements. Congress also must reauthorize the FDA’s user fee programs every five years and often makes changes to those programs in addition to policy or procedural changes that may be negotiated between the FDA and industry stakeholders as part of this periodic reauthorization process. The next FDA user fee reauthorization package beganstakeholder negotiations on July 14, 2025, with any agreement to be sent to Congress in early 2027 for purposes of initiating the legislative process. Reauthorization of the prescription drug user fee program would need to be finalized by Congress by the end of September 2027 in order to avoid a disruption in FDA’s review goals for BLAs and other activities supported by user fees assessed against industry.

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

 SGT610, Twyneo, Epsolay face, and our other product candidates, if approved, face, significant competition and our failure to compete effectively may prevent us from achieving significant market penetration and expansion.

SGT-610, and our other product candidates, if approved, may face significant competition and our failure to compete effectively may prevent us from achieving significant market penetration and expansion.

There are no approved pharmacotherapies currently available for the prevention or treatment of BCC in Gorlin syndrome. If approved, SGT-610 will indirectly compete with a variety of existing and emerging approaches, including procedural and surgical interventions (such as excision and Mohs surgery), as well as systemic therapies used off label in certain BCC settings (including hedgehog pathway inhibitors) and other systemic agents that may be used in advanced disease. In addition, SGT-610 may face competition from other companies developing topically delivered, locally delivered, or next-generation systemic therapies intended to improve outcomes, reduce recurrence, or improve tolerability and convenience for patients who require chronic management. Competing in these markets could result in price-cutting, reduced profit margins and loss of market share, any of which has harmed and would harm our business, financial condition and results of operations.

Success for any of our current or future product candidates, if approved, will depend on our ability to differentiate them in the marketplace, including by demonstrating a favorable clinical profile (including effectiveness and tolerability), offering a product presentation and dosing regimen that supports patient and physician adoption, and achieving pricing and access terms that are acceptable to patients and payors, including obtaining and maintaining favorable formulary placement and reimbursement. The competitive landscape may also evolve rapidly, and we expect that additional companies will continue to develop and commercialize therapies targeting the same or related indications, which could intensify competition and reduce the commercial opportunity for our products.

We believe that our principal competitors include companies with marketed or development-stage therapies relevant to BCC and hedgehog pathway modulation, and established dermatology and oncology companies with significant resources. These competitors are large and experienced companies that may enjoy significant competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition, and more experience and expertise in obtaining marketing approvals from the FDA and foreign regulatory authorities. In addition, competitors may be able to develop products that are more effective, have fewer side effects, are more convenient, are better reimbursed, or are priced more competitively than our products.

Twyneo and Epsolay face significant competition in their respective international markets from a variety of prescription and non-prescription products. In particular, Twyneo and Epsolay, if approved, could face significant competition from other approved products, including topical anti-acne drugs such as Epiduo, Epiduo Forte, Differin, Aklief and Winlevi and topical drugs for the treatment of rosacea such as Metrogel, Finacea, Oracea and Soolantra and other generic topical products for the treatment of rosacea and acne. Twyneo and Epsolay also compete with non-prescription anti-acne products as well as unapproved and off-label treatments. Competing in the facial aesthetic market could result in price-cutting, reduced profit margins and loss of market share, any of which has and would harm our business, financial condition and results of operations.

 Other pharmaceutical companies may develop competing products for Gorlin syndrome, acne, rosacea and other indications we are pursuing and enter the market ahead of us.

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

 Several of these potential competitors are privately-owned companies that are not bound by public disclosure requirements and closely guard their development plans, marketing strategies and other trade secrets. Publicly traded pharmaceutical companies are also able to maintain a certain degree of confidentiality over their pipeline developments and other sensitive information. As a result, we do not know whether these potential competitors are already developing, or plan to develop other topical treatments for acne, rosacea, prevention of new BCCs in patients with Gorlin syndrome, prevention of new BCCs in high-frequency BCCs patients or other indications we are pursuing or considering to pursue, and we will likely be unable to ascertain whether such activities are underway in the future. These potential competitors may therefore introduce competing products without our prior knowledge and without our ability to take preemptive measures in anticipation of their commercial launch.

Furthermore, such potential competitors may enter the market before us, and their products may be designed to circumvent our granted patents and pending patent applications. They may also challenge, narrow or invalidate our granted patents or our patent applications, and such patents and patent applications may fail to provide adequate protection for our product candidates.

Third-party payor coverage and adequate reimbursement may not be available for SGT-610, Twyneo or Epsolay and our other product candidates, once approved, which could make it difficult for us or our partners to sell them profitably.

Sales of SGT-610, Twyneo, Epsolay, or our other product candidates, if approved, will depend, in part, on the extent to which the costs of our product candidates will be covered by third-party payors, such as government healthcare programs, private health insurers and managed care organizations. Third-party payors generally decide which drugs they will cover for which indications and establish certain reimbursement levels for such drugs. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government (typically through the Medicare or Medicaid programs) provides reimbursement for such treatments. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products or product candidates, once approved, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of SGT-610, Twyneo, Epsolay depend, and our other product candidates, if approved, will depend, substantially on the extent to which the costs of SGT-610 Twyneo, Epsolay and our product candidates will be paid by third-party payors. Additionally, the market for SGT-610, Twyneo, Epsolay and our product candidates, if approved, will depend significantly on access to third-party payors’ formularies without prior authorization, step therapy, or other limitations such as approved lists of treatments for which third-party payors provide coverage and reimbursement. If our products and our product candidates, if approved, are not included within an adequate number of formularies or adequate reimbursement levels are not provided, or if those policies increasingly favor generic products, this could have a material adverse effect on our business, financial condition, cash flows and results of operations or result in additional pricing pressure on our products and product candidates. Coverage and reimbursement for therapeutic products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products and product candidates to each payor separately and will be a time-consuming process.

Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs and increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls and transparency requirements, restrictions on reimbursement and requirements for substitution of generic products. For example, HHS began implementation in 2025 of “Most Favored Nation” drug pricing by setting the Medicare price of single-source brand drugs without generic or biosimilar competition to the lowest price available in wealthy countries with a per capita GDP of at least 60% of that in the United States.  Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our revenue and operating results. Additionally, policy efforts designed to reduce patient out-of-pocket costs for medicines could result in new mandatory rebates and discounts or other pricing restrictions. If third-party payors do not consider SGT-610,or our other product candidates, if approved, to be medically necessary or cost-effective compared to other therapies, they may not cover SGT-610 or our other product candidates as a benefit under their plans or, if they do, the level of reimbursement may not be sufficient to allow us or our partners to sell our products or our product candidates once approved on a profitable basis. Decreases in third-party reimbursement for our products or our product candidates, if approved, or a decision by a third-party payor to not cover our products or product candidates could reduce or eliminate utilization of our products or product candidates, and have an adverse effect on our sales, results of operations and financial condition. In addition, state and federal healthcare reform measures have been and may be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and could result in reduced demand for our products and product candidates, if approved, or additional pricing pressures.

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

In the U.S., HIPAA, as amended by the HITECH Act, and regulations implemented thereunder imposes obligations, including certain mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA. While we do not believe that we are currently acting as a covered entity or business associate under HIPAA and thus are not directly regulated under HIPAA, we must structure our activities in compliance with these laws to ensure that we can access and use health information to support our research, development and other activities. Our failure to comply with the data privacy and security principles set forth in HIPAA, or a breach of health information or personal data, could prompt enforcement against our healthcare provider partners, create third-party liability for our company and/or cause us significant financial or reputational harm. Specifically, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information.

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

The illegal distribution and sale by third parties of counterfeit versions of SGT-610, Twyneo, Epsolay or our product candidates or of stolen products could have a negative impact on our reputation and a material adverse effect on our business, results of operations and financial condition.

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

In June 2023, we entered into exclusive license agreements with Searchlight, a private Canadian specialty pharmaceutical company, pursuant to which Searchlight has the exclusive right, and is responsible for all commercial activities for Twyneo and Epsolay in Canada over a fifteen-year term that is renewable for subsequent five-year periods. Searchlight will be responsible for obtaining and maintaining any regulatory approvals required to market and sell the drugs in Canada with support from us. In consideration for the grant of such rights, we will receive up to $11 million in potential upfront payments and regulatory and sales milestones for both drugs, combined. In addition, we will be entitled to royalty percentages of all Canadian net sales ranging from low-double-digits to high teens. As of the  date of this annual report, the Company has received aggregate proceeds of $2.8 million under the Searchlight agreement.

In May 2024, we entered into an asset purchase agreement with Beimei, pursuant to which Beimei purchased and licensed the rights to commercialize and manufacture Twyneo in China, Hong Kong, Macau, Taiwan and Israel. We expect to receive, subject to applicable government approvals, a total consideration of up to $15 million, out of which $10 million will be paid as upfront and regulatory milestones, and the remaining $5 million will be paid as royalties on net sales. As of the  date of this annual report, the Company has received aggregate proceeds of $5 million under the Beimei agreement.

During 2024, we also entered into commercialization agreements for commercialization of Twyneo and Epsolay in most European countries, South Africa and South Korea.

We cannot and will not control these third-party partners, but we rely on them to achieve results, which may be significant to us. Relying upon collaborative arrangements to commercialize SGT-610, Twyneo, Epsolay and to develop and, if approved, commercialize our product candidates subjects us to a number of risks, including:

•	we may not be able to control the amount and timing of resources that our partners may devote to SGT-610, Twyneo, Epsolay and our product candidates;

•	the partners of our current or future partners may fail to secure adequate commercial supplies of SGT-610, Twyneo, Epsolay and our product candidates, if approved;

•	should a partner fail to comply with applicable laws, rules, or regulations when performing services for us, we could be held liable for such violations;

•	we may not be able to locate additional third-party partners for the commercialization of Twyneo and Epsolay for additional territories;

•
our current or future partners may fail to comply with local or any foreign health authorities’ laws and regulations, and as a result, the receipt of a site manufacturing, export or import license may be delayed or withheld for an undefined period;

•	our current or future partners may experience financial difficulties or changes in business focus;

•	our current or future partners’ partners may have a shortage of qualified personnel;

•	we may be required to relinquish important rights, such as marketing and distribution rights;

•	business combinations or significant changes in a partner’s business strategy may adversely affect a partner’s willingness or ability to complete its obligations under any arrangement;

•	under certain circumstances, a partner could move forward with a competing product developed either independently or in collaboration with others, including our competitors;

•	our current or future partners may utilize our proprietary information in a way that could expose us to competitive harm; and

•	collaborative arrangements are often terminated or allowed to expire, which could delay the development and may increase the cost of developing our product candidates.

We also currently rely on our commercialization partners to provide us with accurate reports in order for us to accurately report our royalty revenues and fixed transfer price and calculate our rights to receive sales-based milestone payments.  Royalty and fixed transfer price payments under our agreements with our partners are calculated and paid in accordance with reports we receive from our partners, and we have limited audit rights and information with respect to these reports.  For example, in August 2023, we revised previously reported revenue for the first quarter and revenue due to a disruption in Galderma’s first quarter wholesaler ordering patterns ahead of Galderma’s implementation of a new enterprise resource planning system, which impacted its standard forecasting procedures and its quarterly assessment of rebate accruals. We cannot provide any assurance that future reports provided any third parties with whom we have or may have collaborative arrangements will be accurate or timely provided.  If the reports we receive from them are inaccurate or delayed, our ability to accurately and timely report our royalty revenues, fixed transfer price and sales based milestone payments may be adversely affected.

In addition, if disputes arise between us and our partners, it could result in the delay or termination of the development, manufacturing or commercialization of Twyneo and Epsolay, lead to protracted and costly legal proceedings, or cause partners to act in their own interest, which may not be in our interest. As a result, there can be no assurance that the collaborative arrangements that we have entered into, or may enter into in the future, will achieve their intended goals.

If any of these scenarios materialize, they could have an adverse effect on our business, financial condition or results of operations.

It may be desirable or essential to enter into agreements with a partner who has greater financial resources or different expertise than us, but for which we are unable to find an appropriate partner or are unable to do so on favorable terms with respect to our product candidates. If we fail to enter into such collaborative agreements on favorable terms, it could materially delay or impair our ability to develop and commercialize our product candidates and increase the costs of development and commercialization of such product candidates.

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

We and our partners currently rely on third parties for the manufacture and supply of certain compounds and components necessary to produce our product candidates for our clinical trials, and to prepare for and perform commercial scale production of product candidates and our approved products, including active ingredients and excipients used in the formulation of our products, as well as primary and secondary packaging and labeling materials. We lack the resources and the capability to manufacture our approved products or any of our product candidates on a large clinical or commercial scale, and we expect that we and our partners will continue to rely on third parties to support commercial requirements for our products.

The facilities used by our contract manufacturers to manufacture our products must be approved by the FDA pursuant to inspections that are conducted after we or our partners submit our marketing applications to the FDA. As part of the development of Twyneo and Epsolay we qualified CMOs, the facilities of which have been approved by the FDA. Our current and future potential partners commercializing Twyneo and Epsolay, engaged and will engage these CMOs for the commercial supply of our approved products. We are completely dependent on our contract manufacturing partners for compliance with applicable current good manufacturing practice, or cGMP, requirements applicable to the manufacture of both active drug substances and finished drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, beyond contractual provisions requiring substantial compliance with applicable laws and regulations, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. We are in the process of ensuring that our CMOs’ facilities are properly qualified and approved to manufacture, store, and distribute our products, including any product candidates for which we obtain regulatory approval, under the laws of the EU and other territories where we or our partners plan to commercialize such products. However, there is no guarantee that our CMOs will succeed in attaining or maintaining such qualification or approval for any jurisdiction. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates, discovers evidence of significant non-compliance at any such facility, or imposes enforcement actions or restrictions on any such facility in the future, we or our partners may need to find alternative manufacturing facilities, which would significantly impact our or our partners ability to develop, obtain regulatory approval for or market Twyneo, Epsolay  or our product candidates.

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

We have granted, and may in the future grant, to third parties licenses to use our intellectual property. Generally, other than the licenses granted to with respect to SGT-610 Twyneo and Epsolay, these licenses have granted rights to commercialize products outside the pharmaceutical field or to technology we no longer use or to otherwise use our intellectual property for a limited purpose outside the scope of our business interests. For example, in August 2013 we entered into an assignment agreement with Medicis Pharmaceutical Corporation, or Medicis, according to which Medicis assigned to us its entire interest in one of the patents upon which we rely for  Twyneo for the treatment of acne. As part of this assignment agreement, we granted Medicis a non-exclusive, transferable, sub-licensable, royalty-free, perpetual, license to practice the inventions claimed under the patent.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets.  Following the attack, Israel’s security cabinet declared war against Hamas, and later against Hezbollah in Lebanon. Hostilities subsequently escalated between Israel and a number of its other neighbors, including conflicts with Hezbollah along Israel’s northern border with Lebanon, with Iran (including a war during June 2025) and with the Houthi movement in Yemen, which both launched drone and missile attacks on military and civilian targets within Israel. In addition, the Houthi movement disrupted international commerce by launching a number of attacks on commercial vessels traversing the Gulf of Aden and the Red Sea. While a ceasefire between Israel and Lebanon (with respect to Hezbollah) was announced in November 2024, a ceasefire between Israel and Iran was announced in June 2025 and the latest ceasefire between Israel and Hamas was announced in October 2025, in February 2026, hostilities between Israel and Iran escalated again. In late February 2026, the United States, together with Israel, launched a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability, including, in early March 2026, resumed conflicts with Hezbollah. The security situation in the region remains highly fluid, and we are unable to predict if, when, or on what terms, this escalation will be resolved .    These geopolitical developments may adversely affect our ability to continue carrying out various administrative, research, operational and commercial functions and activities both in Israel and globally. Further, as an Israeli company, there is heightened risk of cyberattacks on our and our supply chain’s IT networks by our adversaries in general, and more so as a result of a war.

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

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Moreover, the perception of Israel and Israeli companies by the global community (as represented, for example, by claims filed with the International Court of Justice (the “ICJ”)) may cause an increase in sanctions and other adverse measures against Israel, Israeli companies and their products and services.  Additionally, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services or otherwise restrict business with Israel and with Israeli companies, which may impact our ability to do business with our existing and potential customers.  Such efforts, particularly if they become widespread, as well as current and future rulings and orders of international tribunals (including the ICJ) against Israel, could materially and adversely impact our business operations.  Such restrictions may seriously limit our ability to sell Twyneo, Epsolay and our product candidates, if approved, to customers in those countries.

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

In the future, we expect that a substantial portion of our revenues will be generated in U.S. dollars, Euros and other foreign currencies, although we currently incur a significant portion of our expenses in currencies other than U.S. dollars, and mainly in NIS. Our financial records are maintained, and will be maintained, in U.S. dollars, which is our functional currency. As a result, our financial results may be affected by fluctuations in the exchange rates of currencies in the countries in which Twyneo, Epsolay or our product candidates, if approved, may be sold.

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

The IIA restrictions may impair our ability to perform or outsource manufacturing rights of IIA funded products outside of Israel, or otherwise transfer or license for R&D purpose our IIA Funded Know-How in and outside of Israel without the approval of the IIA, and we cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of IIA Funded Know-How pursuant to a merger or similar transaction, or in the event we undertake a transaction involving the licensing of IIA Funded Know-How for R&D purposes to a non-Israeli entity, the consideration available to our shareholders may be reduced by the amount we are required to pay to the IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with certain requirements under the IIA’s rules and guidelines and the Innovation Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as may expose us to criminal proceedings.

Enforcing a U.S. judgment against us and our current executive officers and directors, or asserting U.S. securities law claims in Israel, may be difficult.

We are incorporated in Israel. Our current executive officers and directors reside in Israel and most of our assets reside outside of the United States. Therefore, a judgment obtained against us or any of these persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It may also be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

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

Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is set at 23% in 2026. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Benefited Enterprise” is entitled to may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs. See “Item 10. Additional Information — Israeli Tax Considerations and Government Programs — Tax Benefits Under the 2011 Amendment” for additional information concerning these tax benefits.”

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

Our success largely depends on the skill, experience and effort of our senior management. The loss of the service of any of these persons, including our Executive Chairman of the Board and interim Chief Executive Officer, Mr. Moshe Arkin, would likely result in a significant loss in the knowledge and experience that we possess and could significantly delay or prevent successful product development and other business objectives. There is intense competition from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions, seeking to employ qualified individuals in the technical fields in which we operate, and we may not be able to attract and retain the qualified personnel necessary for the successful development and commercialization of our products.

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

Our listing on Nasdaq is conditioned on our continued compliance with Nasdaq’s continued listing requirements, including maintaining a minimum bid price, market capitalization and stockholders’ equity. We have in the past fallen out of compliance with the minimum bid price requirement although we subsequently were able to regain compliance after effecting a reverse stock split.

No assurance can be given that we will be able to continue co to comply with the continued listing requirements that we are required to meet in order to maintain a listing on the Nasdaq. Our failure to meet these requirements may result in our securities being delisted from Nasdaq.

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

M. Arkin Dermatology Ltd. is currently our controlling shareholder. As of March 18, 2026, M. Arkin Dermatology, and its sole beneficial owner, Mr. Moshe Arkin, our Executive Chairman of the Board and interim Chief Executive Officer, (collectively, “Arkin Dermatology”) beneficially owned approximately 65% of the voting power of our outstanding ordinary shares. Therefore, Arkin Dermatology has the ability to substantially influence us and exert significant control through this ownership position. For example, Arkin Dermatology is able to control elections of directors, amendments of our organizational documents, and approval of any merger, amalgamation, sale of assets or other major corporate transaction. Arkin Dermatology’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as it continues to own a significant amount of our equity, Arkin Dermatology will continue to be able to strongly influence and significantly control our decisions.

We are a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

As of March 18, 2026, Arkin Dermatology controls over 50% of the combined voting power of our equity interests through the ownership of ordinary shares. Because of the voting power of Arkin Dermatology, we are considered a “controlled company” for the purposes of the Nasdaq Capital Market. As such, we are exempt from certain corporate governance requirements of Nasdaq, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a Nominating and Corporate Governance Committee that is composed entirely of independent directors and (iii) the requirement that we have a Compensation Committee that is composed entirely of independent directors. We currently rely on the controlled company exemption from the requirements that a majority of our board of directors consist of independent directors, and that we have a nominating committee composed entirely of independent directors with a written charter addressing such committee’s purpose and responsibilities. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

As of March 18, 2026, there were 2,809,879 ordinary shares outstanding. Future sales by us or our shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of the ordinary shares listed for trading are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, we have filed registration statements on Form S-8 with the Securities and Exchange Commission, or the SEC, covering all of the ordinary shares issuable under our 2014 Share Incentive Plan, and under  our 2024 Share Incentive Plan, and such shares will be freely transferable, except for any shares held by “affiliates,” as such term is defined in Rule 144 under the Securities Act. Upon the filing of the registration statements, the number of ordinary shares that are potentially available for sale in the open market will increase materially, which could make it harder for the value of our ordinary shares to appreciate unless there is a corresponding increase in demand for our ordinary shares. This increase in available shares could result in the value of your investment in our ordinary shares decreasing.

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

As of March 18, 2026, Arkin Dermatology, beneficially owned 1,806,856 ordinary shares, and is entitled to require that we register under the Securities Act the resale of these shares into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “Item 7.B — Related Party Transactions — Registration Rights Agreement”

Our outstanding warrants are exercisable for our ordinary shares, which will increase the number of ordinary shares eligible for future resale in the public market and result in dilution to our shareholders.

As of March 18, 2026, we had 456,000 outstanding warrants to purchase an aggregate of 456,000 ordinary shares. All warrants are exercisable at any time before January 27, 2028, subject to certain limitations and exceptions. The exercise price of the warrants is $58.5 per ordinary share, which is below the current market price of our ordinary share, which was $75.30 per share based on the closing price of the ordinary shares on Nasdaq on March 18, 2026.  The likelihood that the holders of our warrants will exercise their warrants, and the amount of any cash proceeds that we would receive upon such exercise, is dependent upon the market price of the ordinary shares. To the extent that our outstanding warrants are exercised, additional shares of the ordinary shares will be issued, which will result in dilution to our shareholders and increase the number of shares of the ordinary shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such outstanding warrants may be exercised could adversely affect the market price of the ordinary shares. However, there is no guarantee that our outstanding warrants will be in the money prior to their respective expirations, and as such, they may expire worthless.

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

In addition, as a foreign private issuer, we are exempted from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements (including disclosures with respect to executive compensation). Section 8103 of the National Defense Authorization Act for Fiscal Year 2026 named, the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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

We believe that we were a passive foreign investment company for U.S. federal income tax purposes for our 2025 taxable year, which could result in materially adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares or warrants.

           A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income (such as interest income); or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to cash or other assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ordinary shares, based on the value and composition of our assets for our 2025 taxable year (including, in particular, the size of our cash and other passive assets) and the changes in the market price of our ordinary shares during our 2025 taxable year, we expect that we will be treated as a PFIC for U.S. federal income tax purposes for our 2025 taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information – Certain Material U.S. Federal Income Tax Considerations”) holds our ordinary shares or under proposed U.S. Treasury Regulations, our warrants, the U.S. Holder may be subject to adverse tax consequences whether or not we continue to be characterized as a PFIC, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends, and (iii) compliance with certain reporting requirements. Certain adverse consequences of PFIC status can be mitigated if a U.S. Holder makes a “mark-to-market” election or an election to treat us as a qualified electing fund, or QEF. Upon request, we expect to provide the information necessary for U.S. Holders to make “qualified electing fund election” if we are classified as a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Holders to make a QEF election.

For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see “Item 10. Additional Information — Certain Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.”

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

We have implemented a business continuity plan to prevent the collapse of critical business processes to a large extent or to enable the resumption of critical business processes in case a natural disaster, public health emergency, or other serious event occurs. However, depending on the severity of the situation, it may be difficult or in certain cases impossible for us to continue our business for a significant period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event and we may incur substantial costs that could have a material adverse effect on our business.

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

The share price of publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The market price of our ordinary shares may fluctuate significantly due to a variety of factors, including:

•	positive or negative results of testing and clinical trials by us, strategic partners and competitors;

•	announcements of regulatory approvals or the failure to obtain them, or specific label indications or patient populations for their use, or changes or delays in the regulatory review process;

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

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management is required to report on the effectiveness of our internal control over financial reporting. In addition, once our public float exceeds $75 million, we will lose the ability to rely on the exemptions related thereto discussed above, and our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404. The process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, while our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2025, our internal control over financial reporting was effective, we cannot predict the outcome of this determination in future years and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

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

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2025, our internal control over financial reporting was effective, we cannot predict the outcome of our testing or any subsequent testing by our auditor in future periods.  Any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information and affect our reputation, which could have a negative effect on the trading price of our ordinary shares.

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

ITEM 4.           INFORMATION ON THE COMPANY

 A.           History and Development of the Company

We were incorporated under the name “Sol-Gel Technologies Ltd.” on October 28, 1997, and registered as a private company limited by shares under the laws of the State of Israel. Our principal executive offices are located at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650 Israel and our telephone number is 972-8-931 3433. Our website address is http://www.sol-gel.com. We use our website as a channel of distribution company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The information contained therein, or that can be accessed therefrom, does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes.

In February 2018, we completed our initial public offering on The Nasdaq Global Market, pursuant to which we issued 7,187,500 ordinary shares for aggregate gross proceeds of approximately $86.25 million before deducting underwriting discounts and commissions and offering expenses payable by us, including the full exercise by the underwriters of their option to purchase additional shares. Our ordinary shares are currently traded on The Nasdaq Capital Market under the symbol “SLGL”.

Our capital expenditures for the years ended December 31, 2023, 2024 and 2025 were approximately $134, $2 and $47, respectively. Our current capital expenditure involves equipment and leasehold improvements.

 B.           Business Overview

Our Company

We are an innovative dermatology company, leveraging innovative approaches to develop pioneering treatments for patients with severe skin conditions, with a successful track record of two NDA approvals and a pipeline of product candidates being developed for orphan indications. We successfully developed pioneer topical drugs Twyneo and Epsolay, respectively approved for the treatments of acne vulgaris and inflammatory lesions of rosacea.

Our current product candidate pipeline includes SGT-610 (Patidegib Gel 2%), a new chemical entity hedgehog signaling pathway blocker, for the chronic use and prevention of new BCC in Gorlin syndrome patients, for which we are conducting a Phase 3 clinical trial, and plan to pursue the examination of SGT-610 for a potential new indication: high-frequency BCC,  and the SGT-210 topical drug candidate platform for new indications with significant unmet need.

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

Products and Pipeline

The following chart represents our current approved products and candidate pipeline, with estimated timelines:

We are developing the new chemical entity SGT-610 (patidegib Gel 2%), a hedgehog signaling pathway blocker, for the chronic use and prevention of new BCC in Gorlin syndrome patients. Gorlin syndrome is a rare disease with no therapies approved by the FDA or the EC for this disease. SGT-610 is aimed to prevent new BCCs in adults with Gorlin syndrome without systemic adverse events. We believe it has the potential to be the first drug approved for such indication. SGT-610 has been granted orphan drug designation by the FDA and the EC as well as Breakthrough Therapy designation by the FDA. If approved by the FDA, we believe SGT-610 has the potential to generate, at peak, annual net sales in excess of $600  million (based in part on independent sources and also based on our good faith estimates). Although we believe such data and estimate to be reliable, it involves a number of assumptions and limitations, including without limitations the number of patients, the penetration level of the treatment, and the expected treatment annual price.

Our ongoing Phase 3 clinical trial of SGT-610, which commenced in November 2023, has led to growing physician interest in its potential use in patients with severe, high-frequency BCC. One such case, a non-Gorlin patient in France with a devastating form of high-frequency BCC, was found to have a lesion harboring a PTCH1 mutation, and we agreed to provide SGT-610 for compassionate use. We plan to supply the drug to additional high-frequency BCC patients with at least one PTCH1 mutated lesion and are evaluating the initiation of a feasibility study in SGT-610 for high-frequency BCC to further substantiate the rationale for a Phase 3 trial, subject to the successful completion of the Phase 3 Gorlin syndrome trial. High-frequency BCC is also a rare disease; however, its prevalence is estimated to be 51 per 100,000 in the U.S. Even if clinical development focuses only on patients with the most severe forms of high-frequency BCC, we believe a successful outcome is expected to exceed the commercial potential of SGT-610. For many patients with high-frequency BCC, there is a significant unmet need for an effective and well-tolerated treatment, as frequent and potentially disfiguring Mohs surgeries are often no longer sustainable.

The rights to SGT-610 were purchased on January 30, 2023, pursuant to an asset purchase agreement with PellePharm, dated January 23, 2023.

Under the terms of the agreement upon closing of the transaction, we paid an upfront payment of $4 million to PellePharm, and the remaining principal amount outstanding of $0.7 million has not been transferred as of the issuance date of this annual report. We are also required to pay:

•	up to $6 million in total development and NDA acceptance milestone payments;

•	up to $64 million in commercial milestone payments, which amount increases to $89 million when sales exceed $500 million; and

•	single digit royalties, which increase to double digit royalties when sales exceed $500 million.

SGT-210 is a topical platform designed to enable local EGFR inhibition with limited systemic exposure. Erlotinib is an epidermal growth factor receptor inhibitor (EGFRi). Sol-Gel’s expertise enabled the development of a high-concentration topical erlotinib intended to maximize local activity while minimizing systemic absorption. In our completed Phase 1 maximal-use pharmacokinetic study, SGT-210 was found to be well tolerated, with minimal systemic absorption, and no safety findings that affected treatment adherence. In addition, compassionate-use treatment with SGT-210 in a pediatric patient with Olmsted syndrome, an ultra-rare debilitating skin disorder with no approved therapy, was associated with improvement in facial and hand hyperkeratosis and reductions in pain and itching. Following the unblinding of clinical data from our vehicle-controlled Phase 1b proof-of-concept study of erlotinib ointment in Darier disease patients, we announced in December 2025 that the data did not show differentiation between the investigational drug products on the study’s efficacy assessments, and we decided not to advance development for this indication. We currently intend to pursue small feasibility studies in new indications with significant unmet need where we believe the mechanistic rationale for SGT-210 is strong. We currently intend to pursue a very small, low-cost feasibility studies in other areas of unmet medical need where we believe the mechanistic rationale for SGT-210 is strong

Twyneo, is a once-daily, non-antibiotic topical cream, containing a fixed-dose combination of encapsulated benzoyl peroxide, or E-BPO, and encapsulated tretinoin for the treatment of acne vulgaris. Acne vulgaris is one of the three most prevalent skin diseases in the world and is the most commonly treated skin disease in the United States. According to the American Academy of Dermatology, acne vulgaris affects approximately 40 to 50 million people in the United States, of which approximately 10% are treated with prescription medications. Tretinoin and benzoyl peroxide, the two active components in Twyneo, are both widely-used therapies for the treatment of acne vulgaris that historically have not been conveniently co-administered due to stability concerns.  Twyneo was approved for marketing by the FDA in July 2021 in the United States and was licensed in the United States exclusively to Galderma from June 2021 until April 2025 when we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne, and in Canada exclusively to Searchlight in June 2023. The rights to commercialize and manufacture Twyneo in China, Hong Kong, Macau, Taiwan and Israel were purchased and in licensed by Beimei in May 2024. We also entered into commercialization agreements for commercialization of Twyneo in most European countries, South Africa and South Korea during 2024.   In December 2025, Health Canada issued a Notice of Compliance, or NOC, for Twyneo for the treatment of acne vulgaris in adults and pediatric patients 9 year of age and above. In February 2026 we received marketing approval for Twyneo in Israel for the treatment of acne vulgaris in adults and pediatric patients 9 year of age and older.

Epsolay, is a once-daily topical cream containing 5% encapsulated benzoyl peroxide, that we have developed for the treatment of inflammatory lesions of rosacea in adults. Rosacea is a chronic skin disease characterized by facial redness, inflammatory lesions, burning and stinging. According to the U.S. National Rosacea Society, approximately 16 million people in the United States are affected by rosacea. Subtype II rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Subtype II rosacea resembles acne, except that comedowns are absent, and patients may report associated burning and stinging sensations. Current topical therapies for subtype II rosacea are limited due to tolerability concerns. For example, BPO, a common therapy for acne, is not used for the treatment of subtype II rosacea due to side effects. As encapsulated BPO, Epsolay is designed to redefine the standard of care for the treatment of subtype II rosacea.  Epsolay, is the first product containing BPO that is marketed for the treatment of subtype II rosacea. Epsolay was approved for marketing by the FDA in April 2022 and was licensed in the United States exclusively to Galderma in June 2021 and in Canada exclusively to Searchlight in June 2023. We also entered into commercialization agreements for commercialization of Epsolay in most European countries, South Africa and South Korea during 2024. In August 2025, Health Canada issued a Notice of Compliance, or NOC, for Epsolay for the treatment of inflammatory lesions of rosacea in adults.

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

Our Products

SGT-610 for Gorlin Syndrome

We are developing SGT-610, topical patidegib gel 2%, for chronic use in Gorlin syndrome (GS) to reduce the significant clinical morbidity and tumor burden of persistently developing basal cell carcinomas (BCCs) ideally without the systemic tolerability issues seen with oral formulations of Hedgehog (HH) pathway inhibitors.

GS is mostly caused by inheritance of one defective copy of the tumor suppressor gene PTCH1. The PTCH1 tumor suppressor gene encodes proteins that are key inhibitory components of the HH signaling pathway. Their loss leads to aberrant hyperactivation of the HH pathway. Proof of the HH signaling pathway as an essential driver of BCCs is demonstrated by the anti-BCC efficacy of smoothened (SMO) inhibitors (vismodegib, sonidegib) in the majority of BCC tumors. Patidegib, like vismodegib and sonidegib, blocks smoothened protein and thereby inhibits HH signaling. Oral HH inhibitors have poor long-term safety and tolerability records due to unacceptable side effects such as intense muscle cramps, loss of hair, sense of taste and weight and fatigue.

The following is a depiction of mechanism of action in which patidegib antagonizes Smo in the HH pathway.

Hh = hedgehog; Ptch = patched receptor; Smo = smoothened receptor; GLI1 = glioma-associated oncogene 1; SUFU = suppressor of fused homolog gene

Patients who develop BCCs at a higher tempo (and often at a younger age) are referred to as having high-frequency BCC.

Given the lack of alternate treatment options, patients who develop a high rate of BCCs often need surgery for their chronic tumors. Generally, a facial BCC of longest diameter ≥5 mm is considered a surgically eligible basal cell carcinoma (SEB). A BCC may also be considered eligible for surgery if there is a potential for possible functional/facial health impairment. However, surgery has significant morbidity (e.g., scarring, disfigurement, functional loss of eyelid, nose, ear) and multiple surgeries may lead to the psychological distress of the patient. The number of SEBs, and specifically the chronic surgical intervention, constitutes a significant burden of disease in patients with Gorlin syndrome.

SGT-610 has been granted orphan drug designation by the FDA and the EC, as well as Breakthrough Therapy designation by the FDA.  If approved by the FDA and EMA, SGT-610 has the market potential to generate, at peak, annual net sales of $600 million (based on good faith estimates derived from our knowledge and based in part on independent sources). Although we believe such data and estimate it to be reliable, it involves a number of assumptions and limitations, including without limitation the number of patients, the penetration level of the treatment, and the expected treatment annual price. We are currently conducting a multicenter, randomized, double-blind, vehicle-controlled study of the efficacy and safety of SGT-610 (patidegib gel 2%), applied topically twice daily to the face of adult subjects with Gorlin syndrome. Subjects were randomized (1:1) to receive either patidegib gel 2% or vehicle gel for 12 months. We began screening patients in November 2023 and in August 2025 we completed screening of 184 patients and randomized 113 patients at 41 treatment sites in the U.S., U.K. and Europe. Key inclusion criteria in the study include subjects that have a confirmed PTCH1 mutation and at least 10 BCCs on the face at the time of screening. The primary endpoint of the study is the number of new BCCs on the face at month 12 after twice daily treatment. The key secondary endpoint is the number of new surgically eligible BCCs at month 12 after twice daily treatment. The study will also assess safety based on the number of adverse events during the study as well as investigator and subject assessments. New BCCs during the study are confirmed by dermoscopy analysis and BCC images will be reviewed and assessed by a central photo review board. We plan on reporting top-line results from the study in the fourth quarter of 2026.

The following is a depiction of the Phase 3 trial design:

Prior to the acquisition by us of patidegib topical 2% gel from Pellepharm, six clinical studies were completed, five of which investigated the efficacy of patidegib topical 2% gel in reducing tumor burden. In a previous multicenter, randomized, double-blinded, vehicle controlled Phase 3 clinical trial of patidegib topical 2% gel studying the efficacy and safety of patidegib topical 2% gel for the reduction of disease burden of persistently developing BCCs in subjects with basal cell nevus syndrome, the patidegib topical 2% arm was found to be as tolerable as the non-therapeutic vehicle substance with no adverse safety signals. The significant adverse events commonly seen with oral hedgehog inhibitors were not observed. Patidegib topical 2% gel was found to be beneficial for subjects with Gorlin syndrome in the reduction of burden associated with persistently developing BCCs, although the study did not meet its primary endpoint.

Our decision to initiate the current Phase 3 study was preceded by an in-depth post-hoc analysis of a previous Phase 3 clinical trial of patidegib topical 2% gel in which we involved several independent statisticians and clinical experts. The analysis revealed two protocol decisions in the original Pellepharm study design which in retrospect we believe were  incorrect. First, following the precedent set by previous studies with oral hedgehog inhibitors in BCC patients, Pellepharm randomized Gorlin patients including patients that did not carry the PTCH-1 mutation in the study. Second, Pellepharm enrolled patients with a minimum number of 3 facial BCCs at screening. As expected, these patients tended to develop few new BCCs during the study, which weakened the ability of the study to demonstrate the preventive value of patidegib topical 2% gel. After excluding these two patient groups - patients with low BCC counts at baseline and patients who were non-carriers of the PTCH-1 mutation, the remaining data - despite the reduced sample size –revealed a statistically significant decrease of 48% in the occurrence of new BCCs in the patidegib topical 2% gel arm. This is depicted in the following post-hoc analysis of Pellepharm’s Phase 3 study of PTCH1 positive subgroup with more than 10 facial BCCs when treated with patidegib topical 2% gel following of 12 months of treatment with 0.0098 P-value.

1 55 patients at baseline with more than 10 BCCs and positive PTCH1 mutation.
2 P-value is obtained from a Negative Binomial regression with number of BCCs at Baseline as covariate. Subjects who dropped out due to lack of efficacy or adverse events or used a prohibited concomitant medication were imputed based on Vehicle new BCC counts. Other subjects with missing data were imputed by randomized treatment new BCC counts.

In further post-hoc analysis, the PTCH1 positive, high-burden BCC subgroup demonstrated highly beneficial as depicted below.

1 Including patients with and without PTCH1 mutation and patients with more than 2 BCCs at baseline.

Based on these findings, we designed our Phase 3 study protocol to exclude patients who do not have the PTCH1 mutation (in the Pellepharm Phase 3 study, patients with the PTCH1 mutation were not excluded) and who have at least 10 BCCs on the face at the time of screening (in the Pellepharm Phase 3 study, inclusion criteria were at least 3 BCCs on the face). In addition to these major modifications of the Pellepharm Phase 3 study design, we have introduced several improvements in the study execution. Dermoscopy is now mandatory for diagnosis and a central photography review board led by a key opinion leader has been assigned to evaluate the endpoint data of each patient. To increase patient study compliance, the number of visits during the 12 months of treatment has been reduced from 14 to 6 onsite visits and 8 remote visits, and a patient retention function was established. We believe that these improvements, which are aimed to address the weaknesses in the Pellepharm study design, will reduce variability and statistical “noise” ensuring more accurate diagnosis and counting of BCCs at each patient visit.

Basal Cell Carcinomas

Basal cell carcinomas, BCCs are the most common of human cancers, with approximately 3.6 million cases diagnosed each year in the U.S. The overwhelming majority of BCCs occur at a low tempo with a strong predilection for sun exposed skin sites in persons of Northern European descent who have had excessive sun exposure. They are most commonly seen starting in the fourth decade of life. Some patients develop BCCs at a higher tempo and often at a younger age. They are referred to as having High Frequency BCC (HF-BCC). These include patients with rare genetic BCC syndromes that have been well characterized along a spectrum of severity and frequency of BCC formation. Gorlin syndrome is the most common of these rare conditions. More recently, a subset of patients with HF-BCC has been identified who develop multiple BCCs throughout life at an unusually high frequency, but who do not qualify for a diagnosis of Gorlin syndrome. This patient population is referred to as non Gorlin high frequency basal cell carcinoma.

Gorlin Syndrome

Gorlin syndrome (GS) is a rare disease with no therapies currently approved by the FDA or the EC for this disease.  Gorlin syndrome is estimated to affect approximately 1 in 31,000 people (an estimated 11,000 people in the U.S.) with an estimated birth incidence of 1 in 19,000 and is an autosomal dominant genetic disorder, mostly caused by inheritance of one defective copy of the tumor suppressor gene PTCH1. GS is mostly caused by inheritance of one defective copy of the tumor suppressor gene PTCH1. The PTCH1 tumor suppressor gene encodes proteins that are key inhibitory components of the HH signaling pathway. Their loss leads to aberrant hyperactivation of the HH pathway. Gorlin syndrome is also called nevoid BCC syndrome because approximately 90% of individuals with this syndrome develop multiple BCCs by age of 35, ranging from a few to many thousands of lesions during a patient’s lifetime. Gorlin syndrome patients are also susceptible to many abnormalities, including, most frequently, palmar and plantar pits and jaw cysts, and, most devastatingly, medulloblastomas. Positive PTCH1 mutation is observed in the vast majority of GS patients, with Pellepharm Phase 3 study reporting 82% patients with positive PTCH1 and Sol-Gel’s ongoing Phase-3 study 87% of the screened patients carry positive PTCH1 mutation. Painful surgical excision is currently the treatment of choice for BCCs.  However, as multiple BCCs continue to evolve, repeated surgical intervention becomes practically impossible, which makes the prevention of the development of new BCCs a critical treatment consideration.  Patidegib, the active substance in SGT-610, is designed to block the SMO signal, thus allowing cells to function normally and reduce production of new tumors.

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

Topical Treatment: There are no approved drugs for preventing formation of new BCC lesions. Several topically-applied drugs are used in the treatment of BCCs, in particular imiquimod and 5-fluorouracil. Based on clinical trials performed both of these topical products can cure approximately 80% of the superficial subtype of BCCs, most of which generally occur off the face. However, clinical trials demonstrate that these treatments generally are not useful against nodular BCCs, which are the more prevalent subtype, especially on the face. In addition, clinical trials show that both typically cause significant inflammation at sites of application, which render them inadequate for the long-term management of a chronic condition.

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

High Frequency BCC: High-frequency basal cell carcinoma, or HF-BCC, is a severe form of basal cell carcinoma characterized by the occurrence of more than nine BCC lesions over a three-year period. Somatic mutations in PTCH1 may contribute to the development of BCC and, under certain environmental and epigenetic influences, may be associated with progression to multiple lesions. Based on published literature, the prevalence of HF-BCC in the United States was estimated at 51 per 100,000 individuals. There are currently no therapies specifically approved for HF-BCC. Management of HF-BCC is primarily based on surgical intervention and, in some cases, off-label use of oral hedgehog pathway inhibitors, which may be associated with significant adverse reactions that can limit treatment duration. We believe that, if successfully developed and approved, therapies targeting even a very small subset of patients with severe HF-BCC may represent a significant commercial opportunity, with sales potential that could be at least double that of the Gorlin syndrome indication.

SGT-210 for new indications with significant unmet need

SGT-210 (erlotinib) is a topical drug candidate platform designed to enable local EGFR inhibition with limited systemic exposure. Erlotinib is an epidermal growth factor receptor inhibitor (EGFRi). Sol-Gel’s expertise enabled the development of a high-concentration topical erlotinib intended to maximize local activity while minimizing systemic absorption. In our completed Phase 1 maximal-use pharmacokinetic study, SGT-210 was found to be well tolerated, with minimal systemic absorption, and no safety findings that affected treatment adherence. In addition, compassionate-use treatment with SGT-210 in a paediatric patient with Olmsted syndrome, an ultra-rare debilitating skin disorder with no approved therapy, was associated with improvement in facial and hand hyperkeratosis and reductions in pain and itching. Following the unblinding of clinical data from our vehicle-controlled Phase 1b proof-of-concept study of erlotinib ointment in Darier disease patients, we announced in December 2025 that the data did not show differentiation between the investigational drug products on the study’s efficacy assessments, and we decided not to advance development for this indication. We currently intend to pursue small feasibility studies in new indications with significant unmet need where we believe the mechanistic rationale for SGT-210 is strong.

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

Following the agreement, we had one remaining active collaboration agreement with Padagis for the development, manufacturing and commercialization of a generic drug product to Zoryve® Cream (roflumilast cream 0.3%).  On August 15, 2024, we signed a new agreement with Padagis, which replaced the parties’ prior collaboration agreement for the development and commercialization of such generic drug product. Under this new agreement, we are to unconditionally receive eight quarterly payments which will be paid over 24 months and low single digit royalties from gross profits from sales of roflumilast cream for a period of five years, in lieu of our share in future gross profits from such sales. In addition, Sol-Gel ceased paying any outstanding and future costs related to this prior collaboration agreement. To date, we have received from Padagis approximately $5 million in quarterly payments.

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

Our patent portfolio that is directed to SGT-610, Twyneo, Epsolay and our product candidates includes 166 patents and patent applications and claims processes for manufacture (including silica microencapsulation platform and other technologies), formulations, composition of matter, and methods of use. Of these 166 patents and patent applications, 104 are granted foreign patents and 23 granted patents in the United States) and 39 are pending applications (5 in the United States and 34 in other countries).

               For SGT-610, we have pending applications that refer to a method of treatment with SGT-610 in US, Europe, United Arab Emirates, The African Regional Intellectual Property Organization (ARIPO), Australia, Brazil, Canada, Chile, China, Eurasia, Israel, Japan, South Korea, Mexico, Malaysia, New Zealand, Singapore, Thailand, Ukraine, and South Africa; one international application that refers to a method of treatment with SGT-610 for a period of more than 12 months; one international application and one pending application in the United States that refer to a process for preparation of SGT-610; and one pending application in the United States that refers to Cyclopamine, the starting material of SGT-610. These patent applications, if granted, will protect SGT-610 until 2046.  We purchased from PellePharm 3 granted patents in the US (with a term until 2036 which may be extended until 2041 if PTE is approved by the FDA), 2 granted patents in South Africa, and granted patents in Israel, Japan, Mexico, Canada, Chile, Brazil, Europe, and Australia and  a pending application in Hong Kong. We also licensed from Royalty Security LLC (as part of the asset purchase from PellePharm) 19 granted patents in the US (with terms 2027-2031), and 4 granted patents in the rest of the world (Chile,  Mexico, and  Russia).

For SGT-610, we have one trademark, 'Saquelta', registered in Israel, Albania, Armenia, Australia, Azerbaijan, Aruba, Belarus, Bhutan, Bosnia & Herzegovina, Honduras, Botswana, Brazil, China, Colombia, Costa Rica, Canada, Chile, Denmark, Dominican Republic, Egypt, El Salvador, Georgia, Iceland, Jamaica, Japan, Kazakhstan, Kenya, Kyrgyzstan, Liechtenstein, Madagascar, Moldova, Monaco, Montenegro, Morocco, Mozambique, Mexico, Namibia, New Zealand, North Macedonia, Norway, Panama, Russian Federation, San Marino, Serbia, Singapore, South Africa, South Korea, Switzerland, Tajikistan, Turkey, Turkmenistan, Taiwan, Ukraine, USA, Uzbekistan, Uruguay, Vietnam, Zambia, Curacao, European Union, United Kingdom, Venezuela,  Peru, Andorra, Hong Kong, Ecuador, and Argentina. Saquelta was also filed for registration in India, Thailand, and Sri Lanka. We also purchased the rights to the trademark ‘Saquelta’ in Barbados, Guatemala, OAPI, Paraguay, Nicaragua, and are yet to record this trademark in our name in such countries.

For Twyneo, we have obtained patent protection for the composition of matter in the Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom) and Mexico (with a term until 2028). There are four patent families protecting the process for the encapsulation of the active agents of our Twyneo product (one patent family has patents granted in  India, Mexico, and Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom) (with a term until 2028); the second patent family has patents granted in Mexico (with a term until 2029); the third patent family has patents granted in Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom),  India, and Mexico (with a term until 2030); and the fourth patent family has patents granted in China, India, Israel and Mexico (with a term until 2026). We own patents granted for the formulation of our Twyneo product in Mexico and Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland, United Kingdom) (with a term until 2032). We have patents granted in Europe (validated in Austria, Belgium, Croatia, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Monaco, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, and United Kingdom) India and Mexico (with a term until 2038), for the composition of our Twyneo product, patent granted in Mexico (with a term until 2038) and patent application pending in Europe for the method of treatment of Twyneo (with a term until 2038).

All our patents and patent applications protecting Twyneo in the United States were sold to Mayne

The trademark ‘Twyneo’ is registered in  Israel, Europe (including the United Kingdom), Norway, Canada, Mexico, Brazil, Montenegro, Serbia, and Australia.  Twyneo was also filed for registration in India, Iceland, Bosnia & Herzegovina, Albania, North Macedonia, New Zealand, South Korea, Kosovo, and South Africa. In addition, we have registered several other trademarks that may be used as alternatives to Twyneo if needed.

 For Epsolay, we have obtained patents in China, Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom), and Mexico (with a term until 2032) covering the composition for topical treatment of rosacea. There are two patent families directed to the process for encapsulation of the active agents of Epsolay (one patent family has granted patents in Mexico, India and Europe (validated in France, Germany, Ireland, Italy, Spain, Switzerland and the United Kingdom); and the second patent family has patents granted in China, India, Israel and Mexico.

We have pending applications in Australia, Brazil, Chile, Colombia, South Korea, Malaysia, New Zealand, Thailand,  and in South Africa covering the compositions of Epsolay and Twyneo, the processes for the encapsulation of the active agents of our Epsolay and Twyneo, the processes for the encapsulation of the active agents of our Epsolay and Twyneo, and the methods of use.
We have two additional pending applications in China covering the composition, process, and use of Epsolay.

All our patents and patent applications protecting Epsolay in the United States were sold to Mayne

The trademark ‘Epsolay’ is registered in Europe (including the United Kingdom), Canada, Australia, Iceland, Montenegro, Norway, Serbia, Mexico, and Israel. Epsolay was also filed for registration in Bosnia & Herzegovina, Albania, North Macedonia, New Zealand, China, South Korea, Kosovo, and South Africa. In addition, we have registered several other trademarks that may be used as alternatives to Epsolay if needed.

For SGT-210, we have two pending applications in the United States for non-melanoma skin cancers and multiple types of skin keratodermas, and one granted patent in the United States that refer to methods and compositions of use in the treatment of psoriasis.

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

Competition in the dermatology market is also influenced by factors such as reimbursement and formulary placement by government and private payors, pricing and discounting strategies, patient access programs, prescribing restrictions, treatment guidelines, physician and patient familiarity with competing products, and the availability of generic or compounded alternatives. In addition, the increasing use digital prescribing platforms may affect prescribing patterns and competitive dynamics.

There are numerous companies that have branded or generic products or product candidates in the dermatology market. Among them are Aclaris Therapeutics, Inc., Akorn, Inc., Almirall S.A., Aqua Pharmaceuticals LLC, Arcutis Biotherapeutics, Bausch Health Companies Inc., Bayer HealthCare AG, Cassiopea SpA,  Organon,  Galderma Pharma S.A., Glenmark Pharmaceuticals Ltd., G&W Laboratories, Inc., LEO Pharma A/S, Mylan N.V., Mayne Pharma, Novan, Inc., Novartis AG, Palvella Therapeutic, Padagis US LLC, Pfizer, Inc., Spear Therapeutics, Ltd., Sun Pharmaceutical Industries Ltd., Teligent, Inc., Teva Pharmaceutical Industries Ltd. This list is not exhaustive, and additional competitors may emerge.

Many of our current and potential competitors market products that are well established, including branded, authorized generic and generic formulations, some of which may be available at significantly lower prices than our products. Generic competition, compounded formulations, and off-label use of approved products may reduce demand for, or pricing of, our products and product candidates.

In order for SGT-610, Twyneo, Epsolay and our product candidates, if approved, to compete successfully in the dermatology market, we must demonstrate that their efficacy, safety, tolerability, patient compliance profile and cost-effectiveness provide a compelling alternative to existing therapies, some of which are widely known and accepted by physicians and patients, as well as to future new therapies. Even if clinical benefits are demonstrated, physicians, patients and payors may not perceive our products as offering sufficient incremental value to justify their cost.

Competitive pressures, including pricing and discounting by competitors, increased availability of generic alternatives, payor step-edit requirements, prior authorization policies and formulary exclusions, could lead to reduced market share for SGT-610, Twyneo, Epsolay and our product candidates, if approved, and exert downward pressure on pricing. Any such factors could adversely affect our revenues, profitability, business, financial condition, operating results and prospects.

Our competitive position also depends in part on the scope, strength and duration of our intellectual property rights and regulatory exclusivity. If our patents or other proprietary protections are challenged, invalidated, circumvented or expire earlier than expected, or if we are unable to obtain or maintain sufficient regulatory exclusivity, our products may face increased competition from generic or alternative products sooner than anticipated, which could materially adversely affect our business and results of operations.

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

SGT-610 is intended, if approved, for the prevention of new BCCs in patients with Gorlin syndrome. There are currently no approved pharmacologic therapies specifically indicated for the treatment or prevention of BCCs in patients with Gorlin syndrome. Patients are primarily managed through surgical and procedural interventions, off-label therapies and other non-pharmacologic or emerging treatment approaches. In addition, other companies may be developing or may in the future develop competing therapies for this indication. Accordingly, even if SGT-610 is approved, we may face competition sooner or to a greater extent than anticipated.

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

Marketing, Sales and Distribution

For SGT-610, we are exploring various commercialization strategies, including strategic partnerships or licensing arrangements, particularly outside the U.S. Given the relatively specialized patient population for SGT-610, we may also consider commercializing SGT-610 in the U.S. directly by establishing a focused sales and marketing infrastructure tailored to the targeted audience. Based on a third-party assessment, we currently expect the net annual cost of treatment to be approximately $270,000. Gorlin syndrome is a rare disease with no therapies currently approved by the FDA or the European Commission specifically for this disease. Gorlin syndrome affects approximately 1 in 31,000 people and is an autosomal dominant genetic disorder, mostly caused by inheritance of one defective copy of the tumor suppressor gene PTCH1. Based on this prevalence rate, we estimate that Gorlin syndrome affects approximately 11,000 patients in the United States, though prevalence estimates may vary and the number of diagnosed patients may be lower. At peak, we estimate the number of treatable patients is approximately 4,000 in the United States, 3,200 in the European Union and 2,000 in the rest of the world. We believe this relatively small patient population will require targeted disease education and focused patient identification efforts. There can be no assurance that we will successfully implement any commercialization strategy for SGT-610, or that any such strategy, if implemented, will be successful.

We currently have limited internal sales, marketing and distribution capabilities. Accordingly, we have historically relied, and expect to continue to rely, on third-party partners to commercialize our products in most jurisdictions.

In April 2025, we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne Pharma, following the mutual termination of the exclusive five-year license agreements between Sol-Gel and Galderma. As a result of that transaction, we no longer conduct, and do not expect to conduct, direct commercial activities for Twyneo or Epsolay in the US.

In June 2023, we entered into exclusive license agreements with Searchlight Pharma Inc., pursuant to which Searchlight has the exclusive right and responsibility for all commer Sol-Gel is cial activities for Twyneo and Epsolay in Canada for an initial term of fifteen years, renewable for successive five-year terms. We are eligible to receive up to $11.0 million in aggregate upfront and milestone payments in respect of both products, and tiered royalties ranging from low-double-digit to high-teen percentages on net sales in Canada. In May 2024, Beimei Pharmaceutical Co., Ltd. purchased and licensed the exclusive rights to commercialize Twyneo in mainland China, Hong Kong, Macau, Taiwan and Israel. In August 2025, we entered into a license agreement with Viatris Pty Ltd., a subsidiary of Viatris Inc., for the commercialization of Twyneo and Epsolay in Australia and New Zealand. We have also granted rights to third-party licensees to commercialize Twyneo and Epsolay in the most European countries, the United Kingdom, South Africa and South Korea.

We expect to continue to rely on third-party partners with established sales, marketing and distribution capabilities to commercialize Twyneo, Epsolay and, if approved, our product candidates, in lieu of building and maintaining a comprehensive internal sales force and distribution system. If we are unable to enter into such arrangements on acceptable terms, or at all, our ability to successfully commercialize our products and product candidates could be materially adversely affected.

Manufacturing

For the supply of current good manufacturing practice-grade, or cGMP-grade and clinical trial materials we rely on and expect to continue to rely on third-party CMOs, or on in-house manufacturing capabilities. As of August 2018, our in-house manufacturing operations have been audited for current good manufacturing, or cGMP, compliance, and were granted a cGMP certification by the Israel Ministry of Health. This certification allowed us to manufacture Twyneo and its intermediates to support Phase 3 clinical trials. This cGMP certification expired in 2020, and since no other manufacturing is currently planned at the Company, the Company and the Israel Ministry of Health mutually concluded that the cGMP certification will be reassessed and renewed for other products as they reach relevant stages of development. We have  not renewed our ISO 14001:2015 and ISO 45001:2018 certifications due to the limited workload in our laboratories, however we continue to maintain all relevant SOPs for safety and environmental management. For commercial manufacturing of our product candidates, we intend to rely solely on CMOs. It is our policy to have multiple or alternative sources where possible for every service and material we use in our products.

Government Regulation

Regulation by governmental authorities in Israel, the United States and other countries is a significant factor in the development, manufacturing and commercialization of SGT-610, Twyneo, Epsolay and our product candidates and in our ongoing research and development activities. Our business is subject to extensive government regulation in Israel for its manufacturing activities involving drug products, drug product intermediates, and drug product active substances to be used in clinical trials.

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

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug or biologic, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval when the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate long-term clinical benefit of a drug.

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

The Hatch-Waxman Amendments

ANDA Approval Process

The Hatch-Waxman Amendments established abbreviated FDA approval procedures for drugs that are shown to be equivalent to proprietary drugs previously approved by the FDA through the NDA process. Approval to market and distribute these drugs is obtained by submitting an ANDA to the FDA. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data, and quality control procedures. Premarket applications for generic drugs are termed abbreviated because they generally do not include pre-clinical and clinical data to demonstrate safety and effectiveness. Instead, a generic applicant must demonstrate that its product is bioequivalent to a drug product previously approved under an NDA, known as the reference listed drug, or RLD, and may rely on the preclinical and clinical testing previously conducted for the RLD. Under the statute, a generic drug is bioequivalent to an RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.”

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

Non-clinical Studies and Clinical Trials in the EU

Similarly to the United States, the various phases of non-clinical and clinical research in the EU are subject to significant regulatory controls. In the EU, non-clinical (pharmaco‑toxicological) studies must comply with a comprehensive regulatory framework, including Directive 2001/83/EC and Regulation (EC) No 726/2004, the animal welfare requirements of Directive 2010/63/EU, the GLP principles laid down in Directive 2004/10/EC, as well as the relevant ICH guidelines.

Unless otherwise justified for particular medicinal products (e.g., radio‑pharmaceutical precursors for radio‑labeling), these studies must be conducted in full compliance with Good Laboratory Practice (GLP). In particular, non‑clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported, and archived according to the GLP rules, which define quality‑system requirements governing the organizational processes and study conditions. The GLP standards also reflect the principles of the Organization for Economic Co‑operation and Development (OECD).

Together, these EU‑level requirements ensure that safety, ethical standards, and scientific integrity are consistently upheld before any investigational product progresses to human clinical trials.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use, or ICH, guidelines on GCP as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint a natural or legal person that is established in the EU as its legal representative (e.g. a CRO). This legal representative shall be responsible for ensuring compliance with the sponsor's oblig n EU entity to act as its legal representative. ations under the CTR, and shall be the addressee for all communications with the sponsor.  Moreover, the sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. Unlike directives, the CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, which contains a centralized EU portal an The CTR introduced a transitional period to allow sponsors and authorities to adapt to the new regulatory framework. During the first year of implementation, until 30 January 2023, sponsors could choose whether to submit applications for clinical trials under the Clinical Trials Directive or via the Clinical Trials Information System (CTIS). From 31 January 2023 onwards, all new clinical trial applications must be submitted through CTIS. Furthermore, by 31 January 2025, any ongoing clinical trials that were previously authorized under the Clinical Trials Directive must be brought into compliance with the CTR, and their sponsors must ensure that the relevant trial information has been recorded in CTIS.

d database.

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

All decisions by the member states, as well as any communications, are transmitted to the sponsor via CTIS. CTIS is used to submit the application, coordinate the assessment between Member States, handle regulatory queries, and communicate the respective national decisions to the sponsor. According to Art. 5 CTR, the sponsor submits the application for approval of a clinical trial, together with the complete application dossier, to the member states concerned via the CTIS and proposes a reporting member state. The concerned member states may, within three days of submission of the application, raise objections to the proposal or declare their willingness to act as the reporting member state. The reporting member state is designated no later than six days after submission. The reporting member state validates the application within ten days and requests additional documentation if it is incomplete. The sponsor has ten days (max.) to supply the requested documents. The reporting Member State decides on the completeness of the application within five days. Once validation has been successful, the evaluation phase begins.

Therefore, CTIS ensures the harmonized and transparent approval system envisaged by the CTR.

The CTR introduces a uniform, binding deadline regime. According to Article 6 (4) CTR, the reporting Member State generally has 45 days to conduct the scientific evaluation of the application (Part I). An extension is only permitted in strictly limited exceptional cases (e.g., for complex investigational medicinal products). The national evaluations for Part II must also be completed within 45 days in accordance with Article 8(4) CTR.

Once the CTA is approved, clinical study development may proceed.

Medicinal product candidates used in clinical trials must be manufactured in accordance with applicable cGMP requirements. Other national and EU-wide regulatory requirements may also apply.

Marketing Authorization

In order to market our product candidates in the EU and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EU, medicinal product candidates can only be commercialized after obtaining a marketing authorization, or MA. To obtain regulatory approval of a product candidate under EU regulatory systems, we must submit a MA application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product. There are four types of MAs:

•
“Centralized MAs” are issued by the EC through the centralized procedure based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and are valid throughout the EU as well as Iceland, Lichtenstein and Norway. The centralized procedure is compulsory for certain types of medicinal products such as (i) medicinal products derived from biotechnological processes, (ii) designated orphan medicinal products, (iii) advanced therapy medicinal products, or ATMPs (such as gene therapy, somatic cell therapy and tissue engineered products) and (iv) medicinal products containing a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases or autoimmune diseases and other immune dysfunctions, and viral diseases. The centralized procedure is optional for products that do not meet such criteria and that contain a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

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

•
The Mutual Recognition Procedure (MRP) allows a marketing authorisation holder to obtain additional national authorisations in other EU/EEA Member States (Concerned Member States, CMS) based on an existing national authorisation granted by the Reference Member State (RMS). The procedure relies on the RMS’s assessment of the product’s quality, safety and efficacy, which the CMS recognise. The MRP is mandatory whenever a national marketing authorisation already exists in an EU/EEA Member State. Its legal basis is Article 28 ,29 of Directive 2001/83/EC and § 25b German Medicines Act (AMG).

•
TThe Decentralised Procedure (DCP) follows the same basic principle as the Mutual Recognition Procedure (MRP), namely the recognition of one Member State’s assessment of a medicinal product’s quality, safety and efficacy by the other involved Concerned Member States (CMS). Unlike the MRP, the DCP does not require a prior national marketing authorisation. Instead, the applicant submits the marketing authorisation application simultaneously in all chosen Member States. The legal basis for the DCP is Article 28, 29 of Directive 2001/83/EC and § 25b of the AMG.

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

Within the standard timetable, a clock stop occurs at Day 120 to allow the applicant to respond to the questions raised in the Rapporteur’s and Co‑Rapporteur’s Assessment Report. Upon submission of the complete response, the clock restarts at Day 121. If, thereafter, aspects of the dossier still require clarification, the EMA may request an Oral Explanation at Day 180, during which the applicant must appear before the CHMP to provide the additional information sought. On Day 210, the CHMP will vote to adopt its opinion recommending approval or non‑approval of the application.

The final decision under the centralised procedure is taken by the European Commission and is binding in all EU Member States. Where the CHMP opinion is positive, the Commission decision typically issues on average within 60 days following the CHMP recommendation. In the event of a negative opinion, the applicant may submit a written request for re‑examination within 15 days from the date of the opinion; the detailed grounds for re‑examination must then be filed with the EMA within 60 days of that date.

Under the above described procedures, in order to grant the MA, the EMA or the competent authorities of the EU member states make an assessment of the risk benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. MAs have an initial duration of five years. After these five years, the authorization may be renewed on the basis of a revaluation of the risk-benefit balance.  A renewal application must be submitted to the Agency at the latest 9 months before the expiry date of the MA. The MA validity period is calculated from the date of notification of the Commission Decision. Once renewed, the marketing authorization is valid for an unlimited period, unless the EC, or the applicable competent authority decides on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any marketing authorization which is not followed by the actual placing of the drug on the market in the EU (in case of centralized procedure) or on the market in the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

After the MA has been granted, the company must submit periodic safety reports to the EMA, if approval was granted under the Centralized Procedure, or the National Health Authorities, under the MRP and DCP. In addition, several pharmacovigilance measures must be implemented and monitored including Adverse Event collection, evaluation and expedited reporting and implementation, as well as update Risk Management Plans. For some medications, post -approval studies (Phase IV) my be required to complement available data with additional data to evaluate long-term effects (Post Approval Safety Study) or to gather additional efficacy data (Post-Approval Efficacy Study)

In April 2023 the EC adopted a legislative proposal to revise and replace the existing general pharmaceutical legislation. As of March 2025, the proposal is under technical examination by the Council of the EU. If such revisions are ultimately implemented, they will significantly change several aspects of drug development and approval in the EU.

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

Pediatric Development

In the EU, MAAs for new medicinal products have to include the results of studies conducted in the pediatric population, in compliance with a PIP agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. If such studies are not included in a MAA, a decision from the EMA regarding a waiver or deferral must be provided at the time of MAA submission, in accordance with Article 7 of the Pediatric Regulation. Once the MA is obtained in all the EU member states and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension (if any is in effect at the time of approval) or, in the case of orphan pharmaceutical products, a two year extension of the orphan market exclusivity is granted.

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

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product and therapeutic candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product and therapeutic candidates that obtain marketing approval. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product and therapeutic candidates. In addition, future legislative and regulatory proposals may materially impact the ability of the FDA and other regulatory agencies to operate as they have historically operated. We cannot be sure whether additional legislative changes will be enacted, or whether any of the FDA’s regulations, guidances or interpretations will be changed, or what the impact of such changes on the agency and its scientific review staff, if any, may be. For example, the next FDA user fee reauthorization package began stakeholder negotiations on July 14, 2025, with any agreement to be sent to Congress in early 2027 for purposes of initiating the legislative process. Reauthorization of the prescription drug user fee program would need to be finalized by Congress by the end of September 2027 in order to avoid a disruption in FDA’s review goals for NDAs and other activities supported by user fees assessed against industry. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we otherwise may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

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

There have also been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. On September 24, 2020, the FDA released a final rule providing guidance for states to build and submit importation plans for drugs from Canada. In 2025, HHS began implementation of “Most Favored Nation” drug pricing by setting the Medicare price of single-source brand drugs without generic or biosimilar competition to the lowest price available in wealthy countries with a per capita GDP of at least 60% of that in the United States.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, in recent years, several states have formed prescription drug affordability boards, or PDABs. Much like the IRA’s drug price negotiation program, these PDABs have attempted to implement upper payment limits, or UPLs, on drugs sold in their respective states in both public and commercial health plans. For example, in August 2023, Colorado’s PDAB announced a list of five prescription drugs that would undergo an affordability review. The effects of these efforts remain uncertain pending the outcomes of several federal lawsuits challenging state authority to regulate prescription drug payment limits. We expect that federal, state and local governments in the United States will continue to consider legislation directed at lowering the total cost of health care. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate PBMs and other members of the healthcare and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area. The FTC in mid-2022 also launched sweeping investigations into the practices of the PBM industry that could lead to additional federal and state legislative or regulatory proposals targeting such entities’ operations, pharmacy networks, or financial arrangements. On February 3, 2026, Congress enacted the Consolidated Appropriations Act of 2026, which limits the fees charged by PBMs, as well as requiring PBMs to fully pass through manufacturer rebates to a Medicare Part D plan sponsor.   Significant efforts to change the PBM industry as it currently exists in the United States may affect the entire pharmaceutical supply chain and the business of other stakeholders, including pharmaceutical developers like us. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

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

HIPAA created federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

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

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health, or HITECH, and its implementing regulations, strengthens and expands requirements relating to the privacy, security, and transmission of individually identifiable health information; and requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information.

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

Numerous other countries have, or are developing, laws governing the collection, use and transmission of personal data as well. For example, the European Parliament and the Council of the European Union adopted a comprehensive general data privacy framework called the General Data Protection Regulation, orGDPR, which went into effect in 2018 and implemented a broad data protection framework that expanded the scope of EU data protection law, and applies to entities located inside and outside of the EU that process, or control the processing of, personal data relating to individuals located in the EU, including clinical trial data. We also continue to see other jurisdictions proposing and enacting data localization laws. Evolving legal, contractual, and other privacy and data protection obligations, could impose significant limitations, require changes to our business, or restrict our collection, use, storage or processing of personal data, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could impact our ability to develop an adequate marketing strategy and pursue our growth strategy effectively, or even prevent us from providing our products in jurisdictions in which we receive marketing authorization, or potentially cause us to incur liability in an effort to comply, which, in turn, could adversely affect our business, financial condition, results of operations and prospects. Complying with these numerous, complex and often evolving requirements is expensive and difficult, and suspected and actual failure to comply, whether by us, our service providers, CROs, business partners or other third parties, or any inadvertent or unauthorized access to or use or disclosure of data that we store or handle as part of operating our business, could adversely affect our business, financial condition, results of operations and prospects.

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

Properties

Our principal executive offices are located in a leased facility in Weizmann Science Park, Ness Ziona 7403650, Israel. The facility is 1416 square meters, and houses our offices, warehouse, laboratories and production area. Our lease will expire on December 31, 2027, with an option to extend the agreement for another two years.

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

 Overview

We are an innovative dermatology company with a successful track record of two NDA approvals and advanced orphan drugs pipeline. We successfully developed pioneer topical drugs Twyneo and Epsolay, respectively approved for the treatments of acne and inflammatory lesions of rosacea. From 2022 until April 2025, both products were marketed in the United States by our U.S. commercial partner, Galderma. In April 2025, we sold our rights related to Twyneo and Epsolay in the U.S. to Mayne, following the mutual termination by Sol-Gel and Galderma of the exclusive five-year license agreement in the U.S. for both products. In terms of our proprietary assets in development, we are developing topical patidegib (SGT-610) for the prevention of BCC in Gorlin syndrome patients, and topical erlotinib (SGT-210) for the treatment of of indications with significant unmet need.

We are currently conducting a multicenter, randomized, double-blind, vehicle-controlled study of the efficacy and safety of SGT-610 (patidegib gel 2%), applied topically twice daily to the face of adult subjects with Gorlin syndrome. Subjects were randomized (1:1) to receive either patidegib gel 2% or vehicle gel for 12 months. We began screening patients in November 2023 and in August 2025 we completed enrolment of e approximately 180 patients that were screened and about 110 patients have been finally randomized at 41 treatment sites in the U.S., U.K. and Europe. We currently expect to report topline results  in the fourth quarter of 2026.

Gorlin syndrome is a rare disease with no therapies approved by the FDA or the EC for this disease. SGT-610 is aimed to prevent new BCCs in adults with Gorlin syndrome without systemic adverse events. We believe it has the potential to be the first drug approved for the treatment of Gorlin syndrome patients. SGT-610 has been granted Orphan Drug Designation by the FDA and the EC as well as Breakthrough Designation by the FDA. If approved by the FDA, SGT-610 has the potential to generate, at peak, annual net sales in excess of $600 million (based on good faith estimates derived from our knowledge and based in part on independent sources). Although we believe such data and estimate to be reliable, it involves a number of assumptions and limitations, including without limitations the number of patients, the penetration level of the treatment, and the expected treatment annual price.

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

We are evaluating the initiation of a feasibility study in SGT-610 for high-frequency BCC to further substantiate the rationale for a Phase 3 trial, subject to the successful completion of the Phase 3 Gorlin syndrome trial. High-frequency BCC is also a rare disease; however, its prevalence is estimated to be at higher than that of Gorlin syndrome. Even if clinical development focuses only on patients with the most severe forms of high-frequency BCC, a successful outcome is expected to exceed the commercial potential of SGT-610. For many patients with high-frequency BCC, there is a significant unmet need for an effective and well-tolerated treatment, as frequent and potentially disfiguring Mohs surgeries are often no longer sustainable.

The rights to SGT-610 were purchased on January 30, 2023, pursuant to an asset purchase agreement with PellePharm, dated January 23, 2023.

Our other product candidate is SGT-210 is a topical drug candidate platform designed to enable local EGFR inhibition with limited systemic exposure. Erlotinib is an epidermal growth factor receptor inhibitor (EGFRi). Sol-Gel’s expertise enabled the development of a high-concentration topical erlotinib intended to maximize local activity while minimizing systemic absorption. In our completed Phase 1 maximal-use pharmacokinetic study, SGT-210 was found to be well tolerated, with minimal systemic absorption, and no safety findings that affected treatment adherence. In addition, compassionate-use treatment with SGT-210 in a pediatric patient with Olmsted syndrome, an ultra-rare debilitating skin disorder with no approved therapy, was associated with improvement in facial and hand hyperkeratosis and reductions in pain and itching. Following the unblinding of clinical data from our vehicle-controlled Phase 1b proof-of-concept study of erlotinib ointment in Darier disease patients, we announced in December 2025 that the data did not show differentiation between the investigational drug products on the study’s efficacy assessments, and we decided not to advance development for this indication. We currently intend to pursue small feasibility studies in new indications with significant unmet need where we believe the mechanistic rationale for SGT-210 is strong.

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

In June 2023, we entered into exclusive license agreements with Searchlight pursuant to which the agreements, Searchlight has the exclusive right, and is responsible for, all commercial activities for Twyneo and Epsolay in Canada, over a fifteen-year term that is renewable for subsequent five-year periods. Searchlight will be responsible for obtaining and maintaining ay regulatory approvals required to market and sell the drugs in Canada with support from us. In consideration for the grant of such rights, we will receive up to $11 million in potential upfront payments and regulatory and sales milestones for both drugs, combined. In addition, we will be entitled to royalty percentages of all Canadian net sales ranging from low-double-digits to high teens. In August 2025, Health Canada issued an NOC for EPSOLAY for the treatment of inflammatory lesions of rosacea in adults. ..

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

Since our inception, we have incurred significant operating losses. We incurred net losses of $27.2 million, $10.6 million and $6.1 million, for the years ended December 31, 2023, December 31, 2024 and December 31, 2025, respectively. As of December 31, 2025, we had an accumulated deficit of $237.0 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from formulation development through pre-clinical development and clinical trials, seek regulatory approval and pursue commercialization of any approved product candidate. In addition, we may incur expenses in connection with the in-license or acquisition of additional product candidates.

A.          Operating Results

Revenues

During the years ended December 31, 2023, 2024 and 2025, we recognized revenues from royalties related to our collaboration agreements with Galderma in the amounts of $1.2 million, $1.6 million, and $0.7 million, respectively, and revenues from sale of IP and license, mainly from agreements with Padagis, Beimei and Searchlight in the amounts of $0.4 million, $9.8 million, and $18.6 million, respectively.

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

Results of operations

The following table summarizes our results of operations for the indicated periods:

	Year ended December 31,
	2023	2024	2025
	(in thousands)

Revenues	$1,554	$11,538	$19,388
Research and development	23,541	17,803	22,804
General and administrative	7,373	5,749	4,176
Other Income, net	55	-	54
Total operating loss	(29,305)	(12,014)	(7,538)
Financial income, net	2,067	1,434	1,411
Loss before income taxes	(27,238)	(10,580)	(6,127)
Loss for the year	$(27,238)	$(10,580)	$(6,127)

Year ended December 31, 2024 compared to year ended December 31, 2025

Revenues

We generated a total of $19.4 million in revenues in 2025, mainly related to the license agreements with Mayne, Searchlight and Galderma, comprised of milestone and royalty payments, compared with $11.6 million total revenues in 2024. The increase in revenues in 2025 resulted mainly from milestone payments from Mayne and Searchlight agreements.

Research and development expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	Year Ended December 31,
	2024	2025
	(in thousands)

Payroll and related expenses	$3,592	$3,553
Clinical and preclinical trials expenses	8,280	8,284
Professional consulting and subcontracted work	4,647	6,803
Supplier-led manufacturing development	-	2,896
Other	1,284	1,268
Total research and development expenses	$17,803	$22,804

Our research and development expenses were $17.8 million for the year ended December 31, 2024 compared to $22.8 million for the year ended December 31, 2025. The increase of $5.0 million was primarily attributed to an increase of $5 million related to API manufacturing costs for SGT-610, preparation of infrastructure for the next manufacturing stages, and an increase of $0.9 related to the advancement of the Phase 3 clinical trial. These increases were partially offset by a $0.4 million decrease in generic product candidate and a decrease of $0.5 million in manufacturing expenses related to Epsolay and Twyneo.

General and administrative expenses

Our general and administrative expenses were $5.8 million for the year ended December 31, 2024, compared to $4.2 million for the year ended December 31, 2025. The decrease of $1.6 million was primarily attributed to a decrease of $1.1 million in payroll and share-based compensation, resulting from cost-saving measures and a decrease of $0.5 million in professional expenses.

Financial income, net

Our financial income, net, was $1.4 million for the year ended December 31, 2024 compared to $1.4 million for the year ended December 31, 2025. The decrease of $0.3 million was primarily attributed to a decrease of interest income from deposits and marketable securities and partially offset by a $0.3 foreign exchange gain.

Year ended December 31, 2023 compared to year ended December 31, 2024

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20‑F for the year ended December 31, 2024.

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

B.           Liquidity and Capital Resources

Overview

Since our inception, we have devoted substantially all of our resources to developing SGT-610, Twyneo, Epsolay and our product candidates, building our intellectual property portfolio, developing our supply chain, business planning, raising capital and providing for general and administrative support for these operations. Other than Twyneo and Epsolay, we do not currently have any approved products.

From inception through December 31, 2025, we have funded our operations primarily through proceeds from our public offerings, the issuance of equity securities to, and loans and investments from, our controlling shareholder, funding received from the IIA and from amounts received pursuant to past and current collaboration agreements.  As of December 31, 2025 our cash and cash equivalents, bank deposits and marketable securities were $12.4 million.  We believe that our cash and cash equivalents, bank deposits and marketable securities will enable us to fund our operating expenses and capital expenditure requirements into the first quarter of 2027. We will need to increase our capital resources through equity or debt financings, and we may need to do so sooner than we expect. We may also seek to finance our cash needs through collaborations, strategic alliances, or license agreements with third parties. If sources of financing are available, they may result in substantial dilution to our stockholders. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms or in the amounts required, if at all. If we are unable to consummate a financing or other transaction, we may need to delay, reduce, or eliminate our research and development programs, which could adversely affect our business prospects, or cease operations. These conditions raise substantial doubt regarding our ability to continue as a going concern within one year after the date of this annual report. For additional information, see Note 1 to our consolidated financial statements included elsewhere in this annual report. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

On January 27, 2023, we entered into a securities purchase agreement with Armistice Capital pursuant to which we issued to Armistice Capital (i) 256,000 ordinary shares in a registered direct offering at a price of $50.00 per ordinary share and (ii) in a concurrent private placement unregistered warrants to purchase up to 256,000 ordinary  shares at an exercise price of $58.50 per share. Concurrently with the signing of the purchase agreement, we also entered into a subscription agreement with Arkin Dermatology Ltd., pursuant to which Arkin Dermatology Ltd. purchased 200,000 unregistered ordinary shares and unregistered warrants to purchase up to 200,000 ordinary shares in a concurrent private placement exempt from the registration of the Securities Act, at a price equal to the offering price of the ordinary shares in the offering. The aggregate gross proceeds to the Company from these transactions were approximately $22.8 million.

              The table below summarizes our cash flow activities for the indicated periods:

	Year Ended December 31,
	2023	2024	2025
	(in thousands)

Net cash provided by (used in) operating activities	$(17,730)	$(13,889)	$322
Net cash provided by (used in) investing activities	(9,742)	26,692	(8,580)
Net cash provided by financing activities	21,810	-	6
Effect of exchange rates on cash and cash equivalents	$(73)	(1)	(188)
Increase (decrease) in cash and cash equivalents	$(5,735)	$12,802	$(8,440)

Operating Activities

Net cash used in operating activities was $13.9 million during the year ended December 31, 2024 compared to $0.3 million provided by operating activities during the year ended December 31, 2025.

Net cash used in operating activities in the year ended December 31, 2024 resulted primarily from our loss of $10.6 million during the period, net of $4.4 million of net changes in working capital and non-cash expenses of $0.8 million share-based compensation expenses and $0.2 million of depreciation of property and equipment.

Net cash used in operating activities in the year ended December 31, 2025, resulted primarily from our net loss of $6.1 million during the period, net of $6.3 million of net changes in working capital and non-cash expenses of $0.4 million share-based compensation expenses and $0.1 million of depreciation of property and equipment.

Investing Activities

Net cash provided by investing activities was $26.7 million during the year ended December 31, 2024, compared to net cash used to investing activities of $8.6 million during the year ended December 31, 2025.  The 2024 net cash provided by investing activities resulted mainly from $15.9 million proceeds from sale and maturity of marketable securities, and by proceeds from bank deposits of $10 million. The 2025 net cash used in investing activities resulted mainly from an investment of $14.1 million in marketable securities, net of $5.5 million proceeds from sale and maturity of marketable securities.

Financing Activities

Net cash from financing activities was $21.8 million during the year ended December 31, 2023, compared to $0 million during the year ended December 31, 2024 and 2025, mainly from issuance of shares and warrants through the public offering and private placement from the controlling shareholder, net of issuance costs in the year ended December 31, 2023.

Funding Requirements

Our primary uses of cash have been to fund working capital requirements and research and development. We expect to continue to incur net losses for the foreseeable future as we continue to invest in research and development and seek to obtain regulatory approval for and commercialize our product candidates. We believe that our existing cash, cash equivalents, deposits and marketable securities (including the amounts to be received from the transaction with Mayne), will be sufficient to enable us to fund our operating expenses and capital expenditure requirements into the first quarter of 2027 . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

Contractual Obligations

We are party to contractual obligations involving commitments to make payments to third parties. Our contractual obligations primarily consist of lease payments and a commitment to fund a hydrogenator to support potential commercial manufacturing of the API for patidegib. Office leasing obligations represent our commitment for future lease payments under the lease agreement for our facilities in Ness Ziona, Israel. In addition, we entered into operating lease agreements for vehicles used by employees.  The total future payments for office and vehicle leasing obligations on December 31, 2025, were approximately $1.1 million which is due through the end of 2027. For additional details, see Note 5 to our audited financial statements in this annual report.

In the first quarter of 2025, we committed to fund approximately $2.9 million (€2.7 million) for a hydrogenator at to support potential commercial manufacturing of patidegib API, with $1.4 million (€1.3 million) paid in March 2025 and $1.5 million (€1.4 million) due in December 2026. For additional details, see Note 14 to our audited financial statements included in this annual report.

In addition, under our in-licensing agreements and asset purchase agreement with PellePharm, we are obligated to make certain payments to upon the achievement of agreed-upon milestones and receipt of royalties. We are unable at this time to estimate the actual amount or timing of the costs we will incur in the future under these agreements. For additional details, see Note 9 to our financial statements included in this annual report.

C.          Research and Development, Patents and Licenses

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 4. Information on the Company — B. Business Overview — O Products and Pipeline”; and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2023 compared to Year ended December 31, 2024 - Research and Development Expenses.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.           Critical Accounting Estimates

Significant Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP. We describe our significant accounting policies and estimates more fully in Note 2 to our consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this annual report. We believe that the accounting policies and estimates below are critical in order to fully understand and evaluate our financial condition and results of operations. In preparing these consolidated financial statements, our management has made estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods recognized in our financial statements. Actual results may differ from these estimates. As applicable to the consolidated financial statements included in this annual report, the most significant estimates and assumptions relate to the completion rate of the progress of CRO.

Clinical trial costs are charged to research and development as incurred. We accrue for expenses resulting from obligations under contracts with clinical research organizations, or CROs, and consultants, and under clinical site agreements in connection with conducting clinical trials. Our objective is to reflect the appropriate trial expense in the consolidated financial statements by matching the appropriate expenses with the period in which services and efforts are expended. The CRO contracts generally include pass-through fees including, but not limited to, regulatory expenses, investigator fees, travel costs and other miscellaneous costs. We determine accrual estimates through reports from and discussion with clinical personnel and outside services providers as to the progress or state of completion of trials, or the services completed. We estimate accrued expenses as of each balance sheet date in the consolidated financial statements based on the facts and circumstances known at that time. Our clinical trial accrual is dependent, in part, upon the receipt of timely and accurate reporting from the CROs .As of December 31, 2025, there have not been any material adjustments to our estimated accrued expenses.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth information concerning our directors and senior management, which includes members of our administrative, supervisory and management bodies, including their ages, as of the date of this annual report:

Name	Age	Position
Moshe Arkin	73	Executive Chairman of the Board of Directors and interim Chief Executive Officer
Eyal Ben-Or	42	Chief Financial Officer
Ofer Toledano	61	Vice President Research and Development
Ofra Levy-Hacham	60	Vice President Clinical, Regulatory Affairs and Quality
Michael Glezin	44	Chief Business Officer
Itzik Yosef	49	Chief Operating Officer
Itai Arkin	37	Director
Hani Lerman	53	Director
Sharon Kochan	57	Independent Director
Ran Gottfried	81	Lead Independent Director
Yuval Yanai	73	Independent Director

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

Mr. Eyal Ben-Or has served as our Chief Financial Officer since July 2024. Mr. Ben-Or joined Sol-Gel in 2017 and served the organization as Director of Finance. Prior to joining Sol-Gel, Mr. Ben-Or served in financial reporting roles at Mobileye N.V. (NYSE: MBLY) and in several roles in the assurance department of KPMG. Mr. Ben-Or holds a master’s degree in business administration and financial management and a bachelor’s degree in accounting and business administration from the College of Management in Israel and is a certified public accountant.

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

Mr. Michael Glezin has served as Chief Business Officer since January 2025, and as our vice president of business development from September 2022. Prior to joining Sol-Gel, Mr. Glezin served from 2011 to 2022 as the Head of Generic Business Development and in various other business development positions at Dexcel Pharma, an international specialty pharmaceutical company. Mr. Glezin holds an Executive MBA from Haifa University in Israel in partnership with Tongi University in China and a bachelor's degree in economics and management from Haifa University.

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

Mr. Sharon G. Kochan became a member of our board of directors in June 2023. Mr. Kochan serves as Operating Director with SK Capital Partners of NYC, board member of Apotex Inc. of Toronto, and Woodstock Sterile Solutions Inc. of Chicago since January 15th, 2024, as well as Director with Top Gum Industries Ltd. (TASE). Prior to that, Mr. Kochan has served as President and CEO of Padagis LLC from its incorporation in July 2021, when it was carved out of Perrigo Company Plc., or Perrigo, a global, over-the-counter, consumer goods and specialty pharmaceutical company listed on the New York Stock Exchange, until February 2023. Prior to that, Mr. Kochan served as Executive Vice President & President Pharmaceuticals from 2018 for Perrigo, President International, from 2012 until 2018, and President Prescription Pharmaceuticals from 2007. From 2005 to 2007, Mr. Kochan served as Senior Vice President of Business Development and Strategy for Perrigo. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd., or Agis, from 2001 until Perrigo acquired Agis in 2005. Mr. Kochan has served as a board member of MediWound Ltd. from July 2017 to June 2023 and served as a board member of Exalenz BioScience Ltd. from July 2016 to March 2020 when it was acquired by Meridian. Mr. Kochan completed the Senior Management Program at the Technion Institute of Management in Haifa, Israel, received a Master of Science in Operations Research & Management Science from Columbia University in New York City and received a Bachelor of Science in Industrial Engineering from Tel-Aviv University, Israel.

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

B.          Compensation

The aggregate compensation paid by us to our executive officers and directors for the year ended December 31, 2025 was approximately $1.6 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

Eyal The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2025. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2025.

Name and Position of director or officer	Base Salary or Other Payment (1)	Value of Social Benefits (2)	Value of Equity Based Compensation Granted (3)	All Other Compensation (4)	Total
(Amounts in thousands of U.S. dollars are based on 2025 monthly average representative U.S. dollar – NIS rate of exchange)

Ofer Toledano / VP R&D	221	63	47	52	383
Ofra Levy-Hacham / VP Clinical, RA & QA	190	55	38	47	330
Michael Glezin / Chief Business Officer	179	53	17	56	305
Itzik Yosef / Chief Operating Officer	179	53	13	48	293
Eyal Ben-Or / Chief Financial Officer	179	44	16	44	283

(1) “Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the board of directors for the year 2025.

“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the board of directors for the year 2025.

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

(3) Consists of the fair value of the equity-based compensation granted during 2025 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.

Consists of the fair value of the equity-based compensation granted during 2025 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.

(4) “All Other Compensation” includes, among other things, car-related expenses, communication expenses, basic health insurance, holiday presents, and 2023, 2024 and 2025 special bonuses that officers received.

“All Other Compensation” includes, among other things, car-related expenses, communication expenses, basic health insurance, holiday presents, and 2023, 2024 and 2025 special bonuses that officers received.

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

In addition, in 2018 and 2019 each of our external directors and our other independent directors received an aggregate of 11,500 Restricted Share Units, or RSUs,  for the first three years of their service as a director, with a three-year vesting and in accordance with the Company's 2014 Share Incentive Plan, in 2021 each of our external directors and our other independent directors received 45,000 options, Options, at an exercise price of $10.02 with a three-year vesting and in accordance with the Company's 2014 Share Incentive Plan.  On February 28, 2024, our shareholders approved the grant of options to purchase 75,000 ordinary shares of the Company at an exercise price equal to $1.20 per ordinary share to each of our external and independent directors (other than Mr. Jerrold S. Gattegno, whose term of office ended on March 22, 2024) with a three-year vesting and in accordance with the Company's 2014 Share Incentive Plan.

There is no limit regarding the number and/or hours of meetings, and the director compensation includes all meetings of the Board and any Board’s committees. We do not pay compensation to the other directors of the Company in their capacity as directors.

Compensation Policy

Our compensation policy, most recently adopted at the extraordinary general meeting of shareholders held on April 1, 2025, which is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

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

C.          Board Practices

Appointment of Directors and Terms of Officers

Our board of directors currently consists of six directors, including two external directors, and appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “Item 6. Directors, Senior Management and Employees - C. Board Practices – External Directors”). These two directors, as well as one additional director, qualify as independent directors under the corporate governance standards of the Nasdaq corporate governance rules and the independence requirements of Rule 10A-3 of the Exchange Act.

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

Under Israeli law, the chief executive officer of a public company may not serve as the chairman of the board of directors of the company unless approved by a special majority of our shareholders as required under the Companies Law.  On November 11, 2025, our shareholders approved the re-appointment of Mr. Moshe Arkin, the current Executive Chairman of the Board of Directors, as the Company’s interim chief executive, in addition to his role as Executive Chairman, for a term not to exceed twelve months.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. See “Item 6. Item 6. Directors, Senior Management and Employees - C. Board Practices – External Directors – Qualifications of External Directors.” He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that has such expertise.

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

The compensation committee must consist of at least three members. All of the external directors must serve on the committee and constitute a majority of its members. The chairman of the compensation committee must be an external director. The remaining members are not required to be external directors but must be directors who qualify to serve as members of the audit committee (as described above).

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

1)
to recommend to the board of directors the compensation policy for directors and officers, and to recommend to the board of directors once every three years whether the compensation policy that had been approved should be extended for a period of more than three years;

2)
to recommend to the board of directors the compensation policy for directors and officers, and to recommend to the board of directors once every three years whether the compensation policy that had been approved should be extended for a period of more than three years;

3)	to recommend to the board of directors updates to the compensation policy, from time to time, and examine its implementation;

4)	to recommend to the board of directors updates to the compensation policy, from time to time, and examine its implementation;

5)	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee; and

6)	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee; and

7)
to decide whether the compensation terms of the chief executive officer, which were determined pursuant to the compensation policy, will be exempted from approval by the shareholders because such approval would harm the ability to engage the chief executive officer.

8)
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

D.          Employees

As of December 31, 2025, we had 28 employees, all of whom are located in Israel.

	As of December 31,
	2023		2024		2025
	Company		Company		Company
	Employees	Consultants	Employees	Consultants	Employees	Consultants
Management	8		8		5
Research and development and other	28		26		23

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

The number of shares that may be issued under the Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. ordinary shares subject to outstanding awards under the Plan that subsequently expire, are cancelled, forfeited or terminated for any reason before being exercised will be automatically, and without any further action, returned to the “pool” of reserved shares and will again be available for grant under the Plan.  As of March 18, 2026, we had an aggregate of 117,331 ordinary shares available for issuance under the 2024 Plan (including ordinary shares underlying outstanding options and restricted share units).

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

Israeli participants in the Plan may be granted options subject to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961, or the Israeli Tax Ordinance. Section 102 of the Israeli Tax Ordinance allows employees, directors and officers who are not controlling shareholders (as defined for those purposes under the Israeli Tax Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under another section of the Israeli Tax Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. In general, the most favorable tax treatment for the grantees is under Section 102(b)(3) of the Israeli Tax Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares.

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

Any equity award to an office holder, director or controlling shareholder, whether under the Plan or otherwise, may be subject to further approvals in addition to the approval of the compensation committee as described above. As of December 31, 2025, options to purchase 195,079 ordinary shares, at a weighted average exercise price of $2.15 per share, were outstanding under our Plan.

F.           Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 18, 2026 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our directors, executive officers and director nominees; and

•	all of our executive officers, directors and director nominees as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 18, 2026, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 2,809,879 ordinary shares outstanding as of March 18, 2026.

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

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders
M. Arkin Dermatology Ltd. (1)	1,806,856	60.03%
Phoenix Holdings Ltd. (2)	2,470,192	8.79%
Opaleye Management Inc. (3)	460,335	16.38%

Directors and executive officers
Moshe Arkin (1)	1,950,113	64.79%
Eyal Ben-Or	*	*
Ofer Toledano	*	*
Ofra Levy-Hacham	*	*
Itzik Yosef	*	*
Itai Arkin	*	*
Ran Gottfried	*	*
Hani Lerman	*	*
Sharon Kochan	*	*
Yuval Yanai	*	*
All directors and executive officers as a group (10 persons)(4)	2,022,181	65.73%

* Less than 1%.

(1)
M. Arkin Dermatology directly owns 1,606,856 ordinary shares and 200,000 warrants to purchase up to 200,000 ordinary shares. Mr. Moshe Arkin, the executive chairman of our board of directors, is the sole shareholder and sole director of Arkin Dermatology and may therefore be deemed to be the indirect beneficial owner of the ordinary shares owned directly by Arkin Dermatology. In addition, Mr. Moshe Arkin directly owns 143,257 ordinary shares.

(2)
The following information is based on the Schedule 13G/A filed with the SEC on November 14, 2024. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd., or the Subsidiaries.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

(3)
The following information is based on a Form 4 (Statement of Changes in Beneficial Ownership) filed with the SEC on February 18, 2026 and a Schedule 13G/A filed with the SEC on November 17, 2025. Opaleye Management Inc. serves as investment adviser to Opaleye, L.P., and Mr. James Silverman exercises control over Opaleye Management Inc. Their address is One Boston Place, 26th Floor, Boston, MA 02108.

(4)
Includes options to purchase 66,557 ordinary shares exercisable within 60 days of March 18, 2026. The exercise price of these options ranges between $8.34 and $100.20 per share and the options expire between August 2026 and January 2036.

 Record Holders

As of March 18 2026, we had one holder of record of our ordinary shares in the United States, consisting of Cede & Co., the nominee of The Depository Trust Company. That shareholder held, in the aggregate, 1,390,909 ordinary shares, representing approximately 49.5% of the outstanding ordinary shares as of March 18, 2026. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.           Related Party Transactions

Private Placement with Our Controlling Shareholder

On January 27, 2023, we entered into subscription agreement with Arkin Dermatology Ltd., pursuant to which Arkin Dermatology Ltd. agreed to purchase 200,000 unregistered ordinary shares and unregistered warrants to purchase up to 200,000 ordinary shares in a concurrent private placement exempt from the registration of the Securities Act, at a price equal to the offering price of the ordinary shares in the January 2023 registered direct offering. Each of the warrants issued to Arkin Dermatology is exercisable for one ordinary share, has an initial exercise price of $58.50 per share, is exercisable beginning six months from the date of issuance and will expire on January 27, 2028 and is subject to certain adjustments.  This private placement closed in April 2023 following shareholder approval.

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

B.           Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2025.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax at the rate of 23% in 2026. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are generally subject to tax at the prevailing corporate tax rate.

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the financing of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Tax Ordinance, 1961. Expenditures not so approved are deductible, under certain conditions, in equal amounts over three years.

From time to time we may apply to the IIA for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

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

 Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004 but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from exports.

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

In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Benefited Enterprise” status, and may be made over a period of no more than three years ended at the end of the year in which the company requested to have the tax benefits apply to its Benefited Enterprise. Where the company requests to apply the tax benefits to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — 20% in 2026 (iii) non-Israeli residents — 20%, which may be reduced down to 4% in 2026, subject to certain conditions under the Investment Law and to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Real Gain derived by corporations will be generally subject to the corporate tax rate of 23% in 2026.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income —23% for corporations in 2026, and a marginal tax rate of up to 50% for individuals, including an excess tax.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source at a rate of 25% if the seller is an individual and at the corporate tax rate (23% in 2026) if the seller is a corporation. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income  including, but not limited to, income derived from dividends, interest and capital gains, exceeding a certain threshold (currently NIS 721,560 for years 2024 through 2027, which amount will be updated annually starting January 1, 2028, based on the change in the Israeli consumer price index) (the “Threshold Amount”). An additional 2% tax applies to "capital income" earned as of January 1, 2025 (including capital gains, dividends, and interest) exceeding the Threshold Amount.

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

Certain Material U.S. Federal Income Tax Considerations

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

This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, the Israel-U.S. income tax treaty, or the Treaty, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary does not address any estate or gift tax consequences, the alternative minimum tax, the Medicare tax on net investment income or any state, local, or non-U.S. tax consequences, or any U.S. federal tax consequences other than U.S. federal income tax consequences. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary is no substitute for consultation by prospective investors with their own tax advisors and does not constitute tax advice. The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations including, without limitation:

•	banks

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	U.S. expatriates

•	grantor trusts;

•	tax-exempt entities;

•	persons holding our ordinary shares or warrants as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively (including through the ownership of our warrants) own 10% or more of our share capital (by vote or value);

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired our ordinary shares or warrants pursuant to the exercise of any employee share option or otherwise as compensation;

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

Passive Foreign Investment Company

We believe that we were a passive foreign investment company, or PFIC, for our 2025 taxable year. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

A non-U.S. corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. Based upon our review of our financial data, we believe that we were a PFIC for our 2025 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2026 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year.

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

Alternatively, if a non-U.S. entity treated as a corporation is a PFIC, a holder of shares in that entity may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election, or QEF election, to include in income its share of the entity’s income on a current basis. A U.S. Holder of our ordinary shares can make a QEF election, if we provide the certain necessary information with respect to our annual ordinary earnings and net capital gain, in the first taxable year that we are treated as a PFIC with respect to the U.S. Holder. A U.S. Holder must make the QEF election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to its timely filed U.S. federal income tax return. We plan to provide upon request or otherwise make available the information necessary for a U.S. Holder to make a QEF election with respect to us and will use commercially reasonable efforts to cause each lower-tier PFIC which we control, of which there are none at present, to provide such information with respect to such lower-tier PFIC. There is no assurance  however, that we will have timely knowledge of our status as a PFIC that such  information will be available for any lower-tier PFIC or that the infomration we provide will be adequate to allow US Holders to make a QEF election.

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

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such forms are properly filed. You should consult your tax advisor regarding any reporting requirements that may apply to you.

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

Certain distributions treated as dividends that are received by an individual U.S. Holder from a “qualified foreign corporation” may be classified as “qualified dividend income,” — which is generally taxed at the lower applicable long term capital gains rates provided certain holding period and other requirements are satisfied. A non-U.S. corporation (other than a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. We will not be a qualified foreign corporation if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. As discussed below under “Passive Foreign Investment Company,” we believe that we were a PFIC for our 2025 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2026 or for any other taxable year. Our ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they continue to be listed on the Nasdaq Capital Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

Subject to certain significant conditions and limitations, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted from the U.S. Holder’s taxable income. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Dividends paid on our ordinary shares generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. Because the rules governing foreign tax credits are complex, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances, including the effects of the Treaty.

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

Any gain or loss on the sale or other disposition of our ordinary shares or warrants will generally be treated as long-term capital gain or loss if your holding period in our ordinary shares or warrants at the time of the disposition exceeds one year. Long-term capital gain of non-corporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to significant limitations. The gain or loss generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain possible exceptions under the Treaty. The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Taxation of Exercise or Expiration of our Warrants

In general, you will not be required to recognize income, gain or loss upon exercise of our warrants by payment of the exercise price. The U.S. federal income tax treatment of a cashless exercise of warrants into our ordinary shares is unclear. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of warrants.

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

Information with respect to Foreign Financial Assets

 Certain U.S. Holders may be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. See also the discussion regarding Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, above.

In addition, certain U.S. Holders must report information on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to their investments in certain “specified foreign financial assets,” which would include an investment in our ordinary shares, if the aggregate value of all of those assets exceeds $50,000 on the last day of the taxable year (and in some circumstances, a higher threshold). This reporting requirement applies to individuals and certain U.S. entities.

U.S. Holders who fail to report required information could become subject to substantial penalties. U.S. Holders should consult their tax advisors regarding the possible implications of these reporting requirements arising from their investment in our ordinary shares.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act, related to the furnishing and content of proxy statements. . Section 8103 of the National Defense Authorization Act for Fiscal Year 2026 named, the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act, to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to comply with the informational requirements of the Exchange Act, and, accordingly, file current reports on Form 6-K, annual reports on Form 20-F and other information with the SEC.

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

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in NIS, accounting for more than half of our expenses in the year ended December 31, 2025, all of our financing has been in U.S. dollars and the vast majority of our liquid assets are held in U.S. dollars.  Furthermore, while we anticipate that a portion of our expenses, principally salaries and related personnel expenses in Israel, will continue to be denominated in NIS, we expect to incur an increasing amount of expenses in U.S. dollars as we progress in the development and the regulatory processes of our product candidates. Changes of 5% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 1.63% during the fiscal year ended on December 31, 2025. We also have expenses, although to a much lesser extent, in other non-U.S. dollar currencies, in particular the Euro.

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

 Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

  Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

(c)          Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)         Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2025	2024
	(U.S. dollars in thousands)
Audit Fees (1)	231	220
Tax (2)	20	7
Other (3)	2	2
Total	253	229

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

Our cybersecurity risk management program includes:

•	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;

•	a team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

•	cybersecurity awareness training of our employees, incident response personnel, and senior management; and

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

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

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).

4.2	2014 Share Incentive Plan (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2020).

4.3	2024 Share Incentive Plan (incorporated by reference to Appendix A to Exhibit 99.1 of the Current Report on Form 6-K filed with the Securities and Exchange Commission on September 25, 2024).

4.4	Compensation Policy (incorporated by reference to Appendix A of the Current Report on Form 6-K filed with the Securities and Exchange Commission on February 18, 2025).

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

4.16†
License Agreement between Sol-Gel Technologies Ltd. and Galderma Holding SA,, dated June 21, 2021 (incorporated by reference to Exhibit 4.20 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2022).

4.17†
Termination Agreement between Galderma Holdings SA and Sol-Gel Technologies Ltd., dated April 17, 2025 (incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F filed with the Securities Exchange Commission on April 29, 2025).

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

4.20†
Termination Agreement between Padagis Israel Pharmaceuticals Ltd, and Sol-Gel Technologies Ltd., dated as of August 15, 2024 (regarding generic equivalent roflumilast) (incorporated by reference to Exhibit 4.20 of the Annual Report on Form 20-F filed with the Securities Exchange Commission on April 29, 2025).

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

4.26†
License Agreement between Sol-Gel Technologies Ltd. and Searchlight Pharma Inc., dated June 5, 2023 Amended and Restated Articles of Association (incorporated by reference to Exhibit 4.23 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2024).

4.27†
Asset Purchase Agreement by and among Sol-Gel Technologies and Shenzhen Beimei Pharmaceutical Co., Ltd.  dated as of May 15, 2024 (incorporated by reference to Exhibit 4.27 of the Annual Report on Form 20-F filed with the Securities Exchange Commission on April 29, 2025).

4.28†
Product Purchase Agreement by and between Mayne Pharma LLC and Sol-Gel Technologies Ltd., dated as of April 17, 2025 (incorporated by reference to Exhibit 4.28 of the Annual Report on Form 20-F filed with the Securities Exchange Commission on April 29, 2025).

11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 of the Annual Report on Form 20-F filed with the Securities Exchange Commission on April 29, 2025.

12.1 *	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 *	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 *	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 *	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 *	Consent of Independent Registered Public Accounting Firm

97.1
Sol-Gel Technologies Ltd. Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2023)

101
The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2025, formatted in XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

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

SOL-GEL TECHNOLOGIES LTD.

By:	/s/ Moshe Arkin
	Name:	Moshe Arkin
	Title:	Interim Chief Executive Officer

By:	/s/ Eyal Ben-Or
	Name:	Eyal Ben-Or
	Title:	Chief Financial Officer

Date: March 19, 2026

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Sol-Gel Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sol-Gel Technologies Ltd. and its subsidiary (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the consolidated financial statements, the Company has incurred recurring losses from operations and negative operating cash flows that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1c. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Kesselman & Kesselman, 146 Derech Menachem Begin, Tel-Aviv 6492103, Israel,
P.O Box 20602 Tel-Aviv 6120601, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 19, 2026	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2000.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	December 31
	2024	2025
Assets
CURRENT ASSETS:
Cash and cash equivalents	$19,489	$11,033
Bank deposits	12	-
Marketable securities	4,425	12,966
Accounts receivables	3,595	1,968
Prepaid expenses and other current assets	3,774	1,004
TOTAL CURRENT ASSETS	31,295	26,971

NON-CURRENT ASSETS:
Restricted long-term deposits and cash equivalents	1,291	1,324
Long-term receivables	1,024	-
Property and equipment, net	202	140
Operating lease right-of-use assets	1,426	1,027
Other long-term assets	13	62
Funds in respect of employee rights upon retirement	595	393
TOTAL NON-CURRENT ASSETS	4,551	2,946
TOTAL ASSETS	$35,846	$29,917
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$1,265	$735
Other accounts payable	3,590	4,941
Current maturities of operating leases	430	495
TOTAL CURRENT LIABILITIES	5,285	6,171

LONG-TERM LIABILITIES:
Operating leases liabilities	878	496
Liability for employee rights upon retirement	833	439
TOTAL LONG-TERM LIABILITIES	1,711	935
TOTAL LIABILITIES	$6,996	$7,106

COMMITMENTS (Note 7)

SHAREHOLDERS' EQUITY:
Ordinary shares, NIS 1 par value – authorized: 5,000,000 as of December 31, 2024 and 2025; issued and outstanding: 2,785,787 and 2,786,158 as of December 31, 2024 and December 31, 2025, respectively *.	774	774
Additional paid-in capital	258,959	259,047
Accumulated deficit	(230,883)	(237,010)
TOTAL SHAREHOLDERS' EQUITY	28,850	22,811
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$35,846	$29,917

*All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split. For additional information see note 10a.

The accompanying notes are an integral part of these consolidated financial statements

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2023	2024	2025

REVENUES	$1,554	$11,538	$19,388
RESEARCH AND DEVELOPMENT EXPENSES	23,541	17,803	22,804
GENERAL AND ADMINISTRATIVE EXPENSES	7,373	5,749	4,176
OTHER INCOME, net	55	-	54
TOTAL OPERATING LOSS	(29,305)	(12,014)	(7,538)
FINANCIAL INCOME, net	2,067	1,434	1,411
NET LOSS FOR THE YEAR	(27,238)	(10,580)	(6,127)
BASIC AND DILUTED LOSS PER ORDINARY SHARE*	(10.01)	(3.79)	(2.19)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE *	2,708,708	2,785,787	2,785,875

*All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split. For additional information see note 10a.

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary shares			Additional paid- in capital	Accumulated deficit	Total
	Number of shares *	Amounts		Amounts
BALANCE AS OF JANUARY 1, 2023	2,312,972	638		234,640	(193,065)	42,213
CHANGES DURING 2023:
Net loss for the year	-	-		-	(27,238)	(27,238)
Issuance of shares and warrants through public offering, net of issuance costs	256,000	74		11,468	-	11,542
Issuance of shares and warrants through private placement from the controlling shareholder	200,000	56		9,944	-	10,000
Exercise of options	16,815	6		262	-	268
Share-based compensation	-	-		1,859	-	1,859
BALANCE AS OF DECEMBER 31, 2023	2,785,787	774		258,173	(220,303)	38,644
CHANGES DURING 2024:
Net loss for the year	-	-		-	(10,580)	(10,580)
Share-based compensation	-	-		786	-	786
BALANCE AS OF DECEMBER 31, 2024	2,785,787	774		258,959	(230,883)	28,850
CHANGES DURING 2025:
Net loss for the year	-	-		-	(6,127)	(6,127)
Exercise of options	371		**	6	-	6
Share-based compensation	-	-		82	-	82
BALANCE AS OF DECEMBER 31, 2025	2,786,158	774		259,047	(237,010)	22,811

*All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split. For additional information see note 10a.
** less than $1 thousand

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2023	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(27,238)	(10,580)	(6,127)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	342	233	109
Gain from disposal of property and equipment	(55)	(4)	(54)
Changes in accrued liability for employee rights upon retirement, net	6	(51)	(192)
Share-based compensation expenses	1,859	786	82
Net changes in operating leases	35	(50)	82
Changes in fair value of marketable securities	(436)	175	26
Financial expenses, net	89	4	204
Changes in operating assets and liabilities:
Receivables from collaborative and licensing arrangements	7,858	-	-
Accounts receivables	(315)	(3,218)	1,626
Prepaid expenses and other current assets	(1,340)	(981)	2,770
Long-term receivables and other long-term assets	-	(983)	976
Accounts payable and other	1,465	780	820
Net cash provided by (used in) operating activities	(17,730)	(13,889)	322
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(134)	(2)	(47)
Proceeds from sale of property and equipment	74	6	54
Short-term deposits	2,488	10,000	12
Long-term deposits	(813)	817	(32)
Investments in marketable securities	(23,164)	-	(14,078)
Proceeds from sale and maturity of marketable securities	11,807	15,871	5,511
Net cash provided by (used in) investing activities	(9,742)	26,692	(8,580)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options	268	-	6
Proceeds from issuance of shares and warrants through placement from the controlling shareholder	10,000	-	-
Proceeds from issuance of shares and warrants through public offering, net of issuance costs	11,542	-	-
Net cash provided by financing activities	21,810	-	6
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(73)	(1)	(188)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	(5,735)	12,802	(8,440)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT BEGINNING OF THE YEAR	13,598	7,863	20,665
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT END OF THE YEAR	7,863	20,665	12,225

Cash and Cash equivalents	7,513	19,489	11,033
Restricted cash equivalents included in restricted long-term deposits and cash equivalents	350	1,176	1,192
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	7,863	20,665	12,225
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Recognition of new operating lease ROU and liabilities	1,590	127	-

SUPPLEMENTARY INFORMATION:
Interest received	1,261	1,565	654

The accompanying notes are an integral part of these consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 1 – NATURE OF OPERATIONS

a.	Sol-Gel Technologies Ltd. (collectively with its U.S. subsidiary, the "Company") is an Israeli Company incorporated in 1997.

The Company is an innovative dermatology company with a successful track record of two NDA approvals and advanced orphan drugs pipeline. The Company has two approved drugs: (i) Twyneo®, which was developed for the treatment of acne vulgaris and received marketing authorization by the U.S. Food and Drug Administration (the "FDA") on July 27, 2021 and (ii) Epsolay®, a treatment for subtype II rosacea that received marketing authorization by the FDA on April 25, 2022. On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician. On September 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician. For further details regarding agreements in respect of Epsolay® and Twyneo®, see Note 8b and Note 9.

On January 27, 2023 the Company entered into an asset purchase agreement ("APA") with PellePharm, Inc. (“PellePharm”), pursuant to which the Company agreed to purchase all of the assets related to the topically-applied patidegib, a hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome (such compound designated as investigational compound SGT-610) For further details, see Note 9c.

On May 15, 2024, the Company and Shenzhen Beimei Pharmaceutical Co. Ltd. ("Beimei"), entered into an asset purchase agreement. For further details, see Note 9e.

During the first quarter of 2025, the Company committed to fund approximately $2.9 million (€2.7 million) for a hydrogenator at Ajinomoto Bio-Pharma Services ("Omnichem") to support the potential commercial manufacturing of Patidegib API.

The payment will be made in two installments:

a.	$1.4 million (€1.3 million) paid in March 2025.
b.	$1.5 million (€1.4 million) is due in December 2026, such payment is composed of deferred principal and accrued interest.

Accordingly, as of December 31, 2025, the total amount of this payment is recorded under Other accounts payable in the balance sheet, amounting to $1.45 million.

The Company recognized R&D expenses for a total amount of $2.6 million which is measured on a present value basis.

On April 17, 2025, the Company entered into a product purchase agreement with a subsidiary of Mayne Pharma Group Limited (“Mayne Pharma”) for the sale and exclusive license of the U.S. rights to EPSOLAY and TWYNEO. Under the terms of the agreement, the Company received a total of $16 million in two installments: $10 million in the second quarter of 2025 and $6 million in the fourth quarter of 2025. This agreement was executed following the mutual termination by the Company and Galderma of the exclusive five-year license agreement in the U.S. for both products, see Note 9e.

The Company has a wholly owned U.S. subsidiary - Sol-Gel Technologies Inc. (the "Subsidiary"). The Subsidiary supports the Company with regard to marketing, regulatory affairs and business development relating to its products and technology in the U.S. The Subsidiary ceased to operate in 2024.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 1 - NATURE OF OPERATIONS (continued):

b.
In October 2023, Israel was attacked by Hamas, a terrorist organization and entered a state of war. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas. How long and how severe the current conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region become is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict. As of the date of these consolidated financial statements and, the ceasefire between Israel and Hamas formally remains in place, but the broader regional situation continues to be unstable and subject to sudden escalation, and the ultimate political and security outcomes of these arrangements remain uncertain. On February 28, 2026, the United States and Israel launched a joint attack on Iran. Iran launched ballistic missiles and drones against targets in Israel and against U.S. military bases and other targets in several countries in the Persian Gulf and Hezbollah joined Iran in launching ballistic missiles and drones against targets in Israel. As of the date of these consolidated financial statements, the war is ongoing and continues to evolve. The intensity and duration of the war is difficult to predict, as such are the war’s economic implications of the conflict on the Company’s operational and financial performance. During the year ended December 31, 2025, there was no material impact on the Company's ongoing operations in Israel. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

c.	Risk and Uncertainties

Since incorporation through December 31, 2025, the Company has an accumulated deficit of $237,010  and its activities have been funded mainly by its shareholders, license agreements and sale of IP, see also Notes 8 and 9. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations.

Management expects that the Company's cash and cash equivalents, deposits and marketable securities as of December 31, 2025 are not sufficient to support the Company’s operations under its current operating plans for at least one year from the issuance date of these financial statements. This factor raises substantial doubt as to the Company's ability to continue as a going concern. Management continually evaluates various financing alternatives in the public and private equity markets, debt financing and strategic collaborations and the sale of intellectual property, as the Company will need to finance future research and development activities, general and administrative expenses and working capital through capital raising. However, there is no assurance that the Company will be able to obtain such funding. These consolidated financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

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

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to the completion rate of the progress of CRO.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

d.
Bank deposits

Bank deposits with original maturity dates of more than three months but less than one year are included in short-term deposits. Such short-term deposits bear interest at an average annual rate of approximately 1.6%-3.5% in 2025. Interest accrued on bank deposits was recorded as interest receivable as part of "Prepaid expenses and other current assets" in the company’s balance sheet.

Bank deposits with maturity of more than one year are considered long-term.

As of December 31, 2025, the Company has a restricted deposit in the amount of $1,192 in order to secure certain transactions with its banks. This amount is presented under restricted long-term deposits and restricted cash equivalents.

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

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

During the three years ended December 31, 2025, the Company did not recognize an impairment loss on its long-lived assets.

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

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Acquisitions of in-process research and development product candidates, which are not part of a business combination and that have no alternative use, are recognized as an expense as research and development expenses as incurred.

Grants received from Israel Innovation Authority (the “IIA”), are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there is reasonable assurance the grant will be received. The grant is deducted from the research and development expenses as the applicable costs are incurred. See Note 7a(1).

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

An entity only applies the five -step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer, after considering any price concession expected to be provided to the customer, as applicable. At contract inception, the entity assesses the goods or services promised within each contract, determines whether they are performance obligations and assesses whether each promised good or service is distinct. A good or service promised to a customer is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. The entity then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

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
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

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

Licensing agreements

The Company has a license agreement with Searchlight, and had a license agreement with Galderma, which was terminated during 2025.

In its license agreement with Galderma, the Company has identified one performance obligation (see Note 9a): grant of the license and use of its IP. The grant of the license and use of its IP performance obligation is considered to be a right to use IP in accordance with ASC 606. Therefore, revenue is recognized at a point in time, upon transfer of control over the license to the licensee.

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

Sale of IP agreements

The Company has sale and license agreements for IP, including Beimei and Mayne (see Note 9d and Note 9e).

According to ASC 606 an entity's promise to provide a customer with the right to use its intellectual property is satisfied at a point in time. The entity should determine the point in time at which the license transfers to the customer.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Revenue recognition (continued):

The Company provides Beimei and Mayne (“the entities”) a right to use the Company's intellectual property as it exists at the point in time at which the license is granted and therefore should recognized revenue at a point of time upon transfer of control over the license and the IP to the entities. The transfer of control over the license and IP occurred shortly after the signing of the agreement.

The Company is not expected to have ongoing involvement after the transfer of the license to the entities that is expected to affect the entities ability to use the license and IP.

The Company provides further support services to Beimei based on agreed upon rates. The Company recognized revenue regarding the support services performance obligation over time, according to ASC 606, since the entities simultaneously receives and consumes the benefits provided by the Company's performance as the entity performs.

Variable consideration (such as payments contingent on achieving additional milestones and sales-based royalties which the sale of the IP is deemed to be the predominant item), are included in the transaction price based on most likely amount method or expected value method, as appropriate, but included in the transaction price when it is probable that a significant reversal of cumulative revenues will not occur. In addition, the Company applied the practical expedient in ASC 606-10-32-18, which permits an entity not to adjust the promised consideration for the effects of a significant financing component when the period between transfer of control of the goods or services and payment is one year or less.

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

The Company follows a two -step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained based on technical merits. If this threshold is met, the second step is to measure the tax position as the largest amount that has more than a 50% likelihood of being realized upon ultimate settlement.

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

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

The calculation of diluted loss per share does not include 707,068, 626,510 and 654,530 options and warrants for the years ended December 31, 2023, 2024 and 2025, respectively, because their effect would be anti-dilutive.

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

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The fair value of bank deposits approximates their carrying value, since they bear interest at rates close to the prevailing market rates. In addition, due to the short-term nature and/or low-risk nature of the Company's cash and cash equivalents,, accounts receivable, accounts payable and other payables, their carrying amounts approximate their fair value.

r.	Segments

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting”. Accordingly, the Company has determined that it has one operating and reportable segment – see also Note 14.

s.	Recently adopted accounting pronouncement

1)
In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily though changes to disclosure regarding rate reconciliation and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. The Company has adopted this update on a retrospective basis. The adoption of this guidance resulted in expanded disclosures in its consolidated financial statements.

2)	Newly issued accounting pronouncements, not yet adopted:

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

NOTE 3 – MARKETABLE SECURITIES:

The following table sets forth the Company’s marketable securities for the indicated period:

	December 31,
	2024	2025
Level 2 securities:
U.S government and agency bonds	$-	$5,280
Corporate bonds*	4,425	7,686
Total	$4,425	$12,966

* Investments in Corporate bonds rated A or higher.

The Company elected the fair value option to measure and recognize its investments in debt securities in accordance with ASC 825, Financial Instruments as the Company manages its portfolio and evaluates the performance on a fair value basis.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 3 – MARKETABLE SECURITIES (continued):

The Company’s debt securities are classified within Level 2 because it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value.

The cost of marketable securities as of December 31, 2025 is $12,876.

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the years ended December 31, 2024 and 2025:

	December 31,
	2024	2025
Balance at beginning of the year	$20,471	$4,425
Additions	-	14,078
Sale or maturity	(15,871)	(5,511)
Changes in fair value during the year	(175)	(26)
Balance at end of the year	$4,425	$12,966

As of December 31, 2025, all the Company’s debt securities have maturity dates within one year.

NOTE 4 – PROPERTY AND EQUIPMENT

	December 31
	2024	2025
Cost:
Laboratory equipment	3,504	$3,198
Office equipment and furniture	287	257
Computers and software	453	491
Leasehold improvements	1,982	467
	6,226	4,413
Less:
Accumulated depreciation and amortization	(6,024)	(4,273)
Property and equipment, net	$202	$140

Depreciation and amortization expense totaled $342, $233 and $109 for the years ended December 31, 2023, 2024 and 2025, respectively.

During 2025, the Company has sold equipment which its total cost was $221. The gain from the sale of the equipment was recorded as other income in a total amount of $54.

As of December 31, 2025, the Company derecognized leasehold improvements with a gross carrying amount of $1,640 and accumulated depreciation of $1,640, as these assets were no longer expected to provide future economic benefits.

NOTE 5 – LEASES:

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

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 5 - LEASES (continued):

In June 2023, the Company signed an extension to the office lease agreement, for the period starting January 1, 2024 for an additional period of two years, with an option to extend the agreement for another two years, meaning a maximum extension period of four years. In July 2025, the Company signed an extension to the office lease agreement for two years. These agreements are classified as operating leases and are presented under operating lease right-of-use assets and operating leases liabilities. A restricted deposit of $132 is held as collateral to secure the agreement.

Vehicles
The Company has entered into operating lease agreements for vehicles used by its employees for a period of 3 years. These contracts are classified as operating leases and presented under operating lease right-of-use assets and operating leases liabilities.

Lease Position
The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheet:

	As of December 31,
	2024	2025
Assets
Operating Leases
Operating lease right-of-use assets	1,426	1,027

Liabilities
Current liabilities
Current maturities of operating leases	430	495
Long-term liabilities
Non-current operating leases	878	496

Weighted Average Remaining Lease Term
Operating leases	2.59	1.66
Weighted Average Discount Rate
Operating leases	13.7%	13.6%

Lease Costs

The table below presents certain information related to lease costs of operating leases:

	Year Ended December 31,
	2024	2025

Operating lease cost:	622	602

The table below presents supplemental cash flow information related to leases:

	Year Ended December 31,
	2024	2025
Cash paid for amounts included in the measurement of leases liabilities:
Operating cash flows from operating leases	631	646

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 5 - LEASES (continued):

Undiscounted Cash Flows
The table below reconciles the undiscounted cash flows under leases as of December 31, 2025 were as follows:

Operating Leases
For the year ending December 31,
2026	592
2027	507
2028 and thereafter	-
Total minimum lease payments	1,099

Less: amount of lease payments representing interest	(108)
Present value of future minimum lease payments	991
Less: Current maturities of operating leases	495
Long-term operating leases liabilities	496

NOTE 6 – EMPLOYEE SEVERANCE BENEFITS:

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

The amounts of severance payment expenses, net were $445, $343 and $245 for the years ended December 31, 2023, 2024 and 2025, respectively, of which $389, $293 and $245 in the years ended December 2023, 2024 and 2025, respectively, were in respect of the Contribution Plan.

The Company expects to contribute approximately $252 in the year ending December 31, 2026 to insurance companies in connection with its expected severance liabilities for that year.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 7 — COMMITMENTS:

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

Up to December 31, 2025, the Company had recognized and received grants from the IIA in the aggregate amount of $1,430 (no grants were received in the years ended December 31, 2023, 2024 and 2025). Through December 31, 2025, the Company recorded an accumulated royalty expense of $2,245 as royalties to the IIA with respect to revenue recognized through December 31, 2025 ($37, $36 and $0 were recorded in 2023, 2024 and 2025 accordingly, as an expense in the consolidated statements of operations). As of December 31, 2025, the Company has settled all outstanding liabilities to the IIA.

2)
The Company has an agreement, that was amended several times (the “Yissum Agreements”) with Yissum Research Development Company (hereafter — “Yissum”), the technology-licensing arm of the Hebrew University of Jerusalem.

According to the Yissum Agreements, the Company received from Yissum an exclusive and a non-exclusive license for the commercialization of certain Yissum patents. According to the Yissum Agreements the Company shall pay Yissum:

Royalties of 1.5% of net sales related to certain patents. 1.5% – 8% of proceeds received by the Company for the sublicense or license of certain patents.

Royalty expenses in immaterial amounts were recorded in 2023, 2024 and 2025 in respect of these agreements.

According to the Yissum Agreements, the Company may continue commercial use of certain Yissum’s patents in connection with the products and subject to the obligation to pay Yissum the royalties and the sub-license fees.

b.	As to collaboration agreements, see detailed information in Note 8.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 8 — COLLABORATION AGREEMENTS:

a.
In 2007, the Company sublicensed rights to a third party for use and commercialization of a product for skin protection. Under this agreement, the Company is entitled to royalties during the years 2016 to 2028. Based on current sales, royalties are not material.

b.
In August 15, 2024, the Company entered into a Termination Agreement (the Termination Agreement") with Padagis Israel Pharmaceuticals Ltd (“Padagis”). The purpose of the Termination Agreement was to terminate the Development, Manufacturing and Commercialization Agreement dated September 28, 2020, and to sell its rights to Padagis in relation to Roflumilast cream and Roflumilast foam. As consideration for the Termination Agreement between the parties, Padagis agreed to pay to the Company $4,250, to be paid in eight quarterly installments. In addition, at the end of each quarter for five years as of the Launch Date (the date of first commercial sale of the product in the Territory by Padagis or its affiliates pursuant to the ANDA, which has not yet occurred), Padagis agreed to pay the Company 2% royalties of Padagis’s gross profits for that product upon its commercialization. As of December 31, 2025, the Company has received aggregate proceeds of $3,188.

The Company has identified one performance obligation in the Termination Agreement. Revenue from sale of IP is recognized at a point in time, upon transfer of control over the sale of the IP to Padagis. Royalties from sale of IP are included in the transaction price based on expected value method but included in the transaction price only when it is probable that a significant reversal of cumulative revenues will not occur. For the year ended December 31, 2024, the Company recognized revenue for a total amount of $3.8 million which is measured on a present value basis. This amount does not include variable consideration that was determined to be constrained (not probable that would not result in a significant reversal).

NOTE 9 – LICENSE AND SALE OF IP AGREEMENTS:

a.
In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of two of the Company's most advanced investigational drug products (Twyneo® and Epsolay®) in the United States. During the year ended December 31, 2024 and 2025 the Company recognized $1,482 and $711, respectively, as revenue from royalties in respect of the license agreement for both products. In April 2025, this agreement was mutually terminated by –the Company and Galderma.

b.
On June 6, 2023, the Company and Searchlight Pharma Inc. (“Searchlight”), a private Canadian specialty pharmaceutical company, signed an exclusive license agreements for Twyneo® and Epsolay® for the Canadian market, over a fifteen-year term that is renewable for subsequent five-year periods. Searchlight will be responsible for obtaining and maintaining any regulatory approvals required to market and sell the drugs in Canada, with support from the Company.

Under the agreement, the Company is be entitled to up to $11 million in upfront payments and regulatory and sales milestones for both drugs, combined. In addition, the Company is entitled to royalty payments based on percentages of all Canadian net sales ranging from low-double-digits to high teens.

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

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 9 – LICENSE AND SALE OF IP AGREEMENTS (continued):

The Company recorded a contract liability in respect of the support services of $120, $64 and $36 as of December 31, 2023, 2024 and 2025, respectively.

The Company recognized revenue of $0, $56 and $28 from continuing services in 2023, 2024 and 2025, respectively.

The Company recognized $380, $625 and $1,650 as license revenue in 2023, 2024 and 2025, respectively.

c.
On January 27, 2023 the Company entered into an asset purchase agreement ("APA") with PellePharm, Inc. (“PellePharm”), pursuant to which the Company agreed to purchase all of the assets related to the topically-applied patidegib, a hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome (such compound designated as investigational compound SGT-610). On January 30, 2023, upon closing of the transaction, the Company paid an upfront payment ("upfront payment") of $4 million to PellePharm. The Company is required to pay an additional amount of $0.7 million, subject to the terms as defined in the APA, 15 months from the closing date. As of the date of these financial statements, this amount was not paid. In addition, the Company will be required to pay total development and NDA acceptance milestones of up to $6 million, and up to $64 million in commercial milestones which amount increases to $89 million when sales exceed $500 million as well as single digit royalties which increase to double digit royalties when sales exceed $500 million.

During March 2024, the first development milestone event was completed, and the Company recorded an amount of $500 as clinical expenses.

The upfront payment and the additional development milestone payments under the APA represent payments for research and development in-process ("IPR&D") acquired as part of an asset purchase, which has not reached technological feasibility and has no alternative future use. Accordingly, such payments are expensed as incurred and are recognized as research and development expenses.

d.
On May 15, 2024, the Company and Beimei, a private Chinese company, signed an agreement for purchase by Beimei of certain rights in the intellectual property ("IP") related to Twyneo, for the treatment of acne vulgaris, in the mainland of China, Hong Kong, Macau, Taiwan and Israel. Under the terms of the agreement, Beimei purchased from the Company the IP in these territories. The Company is also required to support Beimei to a certain extent during the period until obtaining regulatory approval. The Company may provide further support services to Beimei, if needed, based on agreed upon rates. In return, the Company is to receive payments of up to $10 million (including amounts contingent on achieving certain milestones) and up to $5 million as royalty payments on net sales.

The Company has identified multiple performance obligations in the agreement. Revenue from sale of IP is recognized at a point in time, upon transfer of control over the IP to Beimei. Support services are recognized over time as the services are performed.

In July and November 2024, the Company received $2 million and $1.5 million, respectively, in connection with the agreement. In October 2025, the Company received an amount of $1.5 million, according to the agreement.

During 2024, the Company recognized revenue of $4.8 million for the license and sale of IP. This amount does not include variable consideration that was determined to be constrained (not probable to result in a significant reversal). In addition, the Company allocated $200 to the support services to be recognized over time.

For the year ended December 31, 2025, the Company did not recognize any revenue from the sale of intellectual property (IP).

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 9 – LICENSE AND SALE OF IP AGREEMENTS (continued):

For the year ended December 31, 2024 and 2025, the Company recognized a total amount of $70 and $40,  respectively, for continuing support.

As of December 31, 2024 and 2025, the Company recorded a contract liability in respect of the support services of $130 and $90, respectively.

e.
On April 17, 2025, the Company entered into a product purchase agreement with a subsidiary of Mayne Pharma Group Limited (“Mayne Pharma”) for the sale and exclusive license of the U.S. rights to EPSOLAY and TWYNEO. Under the terms of the agreement, the Company received a total of $16 million in two installments: $10 million in the second quarter of 2025 and $6 million in the fourth quarter of 2025. As of December 31, 2025, revenue of $16 million was recognized, and all installments have been received. This agreement was executed following the mutual termination by the Company and Galderma of the exclusive five-year license agreement in the U.S. for both products.

NOTE 10 – SHARE CAPITAL:

a.	Ordinary shares

Rights of the Company’s ordinary shares

Each ordinary share is entitled to one vote. The holder of an ordinary share is also entitled to receive dividends whenever funds are legally available, when and if declared by the Board of Directors. Since its inception, the Company has not declared any dividends.

1)
On January 27, 2023, the Company entered into a securities purchase agreement (–the “Purchase Agreement”) with Armistice Capital, pursuant to which the Company issued to Armistice Capital (i) 256,000 ordinary shares of the Company in a registered direct offering (the " Registered Direct Offering") at a price of $50.0 per ordinary share and (ii) in a concurrent private placement unregistered warrants to purchase up to 256,000 Ordinary Shares (the "Investor Warrants"). Each of the Investor Warrants are exercisable for one ordinary share, have an exercise price of $58.5 and will become exercisable beginning six months from the date of issuance and will expire on January 27, 2028. As of December 31, 2025, the Investor Warrants have not been exercised. The sale of the ordinary shares in the Registered Direct Offering was made by means of a shelf registration statement. The offering closed on January 31, 2023. The gross proceeds from the offering were approximately $12.8 million, and the issuance costs were approximately $1.2 million.

Concurrently with the signing of the Purchase Agreement, the Company also entered into a subscription agreement (the “Subscription Agreement”) between the Company and M. Arkin Dermatology Ltd., the controlling shareholder of the Company, pursuant to which M. Arkin Dermatology Ltd. agreed to purchase 200,000 unregistered ordinary shares and unregistered warrants to purchase up to 200,000 ordinary shares (the “PIPE Warrants” and, together with the Investor Warrants, the “Warrants”) in a concurrent private placement (the  “Affiliate Private Placement"), at a price equal to the offering price of the ordinary shares in the Registered Direct Offering. The Affiliate Private Placement agreement was contingent on certain conditions and was approved by the Company’s shareholders in March 2023.  The total proceeds of $10,000 were received in April 2023.

2)
On April 1, 2025, the Company’s shareholders approved a reverse share split of all the Company’s outstanding ordinary shares at a ratio of between 2:1 and 10:1 at a special meeting of shareholders. On April 9, 2025, the Board of Directors approved a 1-for-10 reverse share split of the Company’s ordinary shares, which became effective on Friday, May 2, 2025. In conjunction with the reverse share split, pursuant to the amended articles of association, the par value of the Company’s ordinary shares was adjusted from 0.1 NIS per share to 1.0 NIS per share, and the share capital was adjusted from 50,000,000 to 5,000,000 ordinary shares. All references made to share or per share amounts in the consolidated financial statements and applicable disclosures herein are presented to reflect retroactive effect to the reverse share split.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 10 – SHARE CAPITAL (continued):

b.	Share-based compensation:

1)	Option plan

In December 2014, the Company’s Board of Directors approved a share incentive plan (the “Plan”) and reserved a pool of 629,025 ordinary shares or such other number as the Board may determine, subject to certain terms and conditions as defined in the Plan. According to the Plan, the Company may issue shares or restricted shares, grant options or restricted share units and other share-based awards (the “Awards”) to the Company's employees, consultants, directors and other service providers.

In March 2023, the Company’s Board of Directors approved an increase of the ordinary shares that may be issued under the Company’s Plan by reserving an additional amount of 125,000 ordinary shares.

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

As of December 31, 2025, 117,331 ordinary shares remain available for future grants under the Plan.

2)	Options grants

a.	Option granted to employees and directors

During the year ended December 31, 2025, the Company granted 14,054 options to executive officers:

i.
In February 2025, the Company’s Board of Directors approved and recommended the Company's shareholders to approve a grant of 14,054 options to the Company's executive officers to purchase ordinary shares at an exercise price of $8.96 per share. The Company's shareholders approved the grant on February 18, 2025, which is the vesting commencement date.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 10 – SHARE CAPITAL (continued):

The fair value of options granted was $53. The underlying data used for computing the fair value of the options are as follows:

	2025	2024
Value of one ordinary share	$6.0	$8.7
Dividend yield	0%	0%
Expected volatility	69.85%	75%
Risk-free interest rate	4.48%	4.15%
Expected term	7 years	7 years

The total unrecognized compensation cost of employee options at December 31, 2025 is $70, which is expected to be recognized over a period of 3.14 years.

The following table summarizes the number of options granted to employees under the Plan for the year ended December 31, 2025, and related information:

	Year ended December 31
	2025
	Number of options	Weighted average exercise price	Weighted average remaining contractual life
Options outstanding at the beginning of the year	217,608	$65.73	2.17
Granted	14,054	$8.96	7.53
Exercised	(371)	$15.89	-
Expired	(23,546)	$66.33	-
Forfeited	(12,666)	$64.87	-
Options outstanding at the end of the year	195,079	$24.7	2.15
Options exercisable at the end of the year	167,173	$6.88	2.67

b.	Option granted to non-employees

All compensation cost of non-employees' options was fully recognized as of December 31, 2025.

The following table summarizes the number of options granted to non-employees under the Plan as of December 31, 2025, and related information (no options were granted to non-employees in 2025):

	December 31
	2025
	Number of options	Weighted average exercise price	Weighted average remaining contractual life
Options outstanding at the end of the year	19,858	$76.98	1.83
Options exercisable at the end of the year	19,858	$76.98	1.83

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 10 – SHARE CAPITAL (continued):

The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2023	2024	2025
Research and development expenses	$701	$267	$123
General and administrative expenses	$1,158	$519	$(41)
	$1,859	$786	$82

NOTE 11 – TAXES ON INCOME:

a.	Tax rates in Israel

The Company is taxed in accordance with Israeli tax laws. The corporate tax rates applicable to 2023, 2024 and 2025 is 23%. Capital gain is subject to capital gain tax according to the corporate tax rate in the year the assets are sold.

b.	Tax rates for the U.S Subsidiary

The subsidiary is taxed according to U.S. tax laws. The Company’s income is taxed in the United States at the federal rate of 21%.

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

On December 29, 2016, the Investment Law was amended (“73 Amendment”), which includes, inter alia, two new tax incentive opportunities. These are the Preferred Technological Enterprise (“PTE”) and Special Preferred Technological Enterprise (“SPTE”). In order to benefit from either of these options, a company must meet certain qualifications and receive formal approval from the IIA which allows the Company to use the reduced corporate tax rate of 12% on its “Preferred Technological Income” (earned from enterprises located in Development outside of Zone A) in the case of a “preferred technology enterprise”, or 6% on its “preferred technology income” (earned from enterprises located in Development Zone A or outside it) in the case of a “special preferred technology enterprise”. Additionally, any “technology income”, as this term is defined by the Law, not classified as “preferred technology income” is subject to the corporate tax rate.

Furthermore, according to the provisions regarding “preferred technology enterprise” and “special preferred technology enterprise” in the Law and the regulations thereunder, and to the extent the income is attributable to manufacturing, this income is classified as “preferred income” and is taxed at 7.5% or 16% according to the development zone. To the extent the income is from an intangible asset used for marketing, it is subject to the normal corporate tax rate.

Additionally, when income of a company originating from “preferred technology income” is distributed as dividend to a foreign-resident corporation, tax withholding from the dividend is 4%, provided that 90% or more of that Company’s shares are directly held by one or more foreign corporations, and the profits resulted after they acquired the shares.

As of December 31, 2025, the Company’s management decided not to adopt the application of the Amendment.

There is no assurance that future taxable income of the Company will qualify as preferred income or that the benefits described above will be available to the Company in the future.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 11 – TAXES ON INCOME (continued):

d.	Tax assessments

Tax assessments filed by the Company through the year 2020 are considered to be final.

e.	Losses for tax purposes carried forward to future years

As of December 31, 2025, the Company had approximately $232.2 million of net carry forward tax losses which are available to reduce future taxable income with no limited period of use.

f.	Deferred income taxes:

	December, 31
	2024	2025
In respect of:
Net operating loss carry forward	$45,153	$53,399
Research and development expenses	4,397	5,017
Other	240	88
Less – valuation allowance	(49,790)	(58,504)
Net deferred tax assets	$-	$-

g.	Reconciliation of theoretical tax expenses to actual expenses

The primary reconciling items between the statutory tax rate of the Company and the effective rate are the full valuation allowance of deferred tax assets and nondeductible expenses in relation to the operations in Israel.

The foreign subsidiary does not have a material impact on the Company’s consolidated financial results, and no income taxes are payable with respect to its operations.

The table below provides the updated requirements of ASU 2023-09 for the years 2023-2025. The (provision for) benefit from income taxes differs from the expected amount calculated by applying the Company’s Israeli statutory rate to loss before income taxes as follows:

	Year ended December 31, 2023		Year ended December 31, 2024		Year ended December 31, 2025
	Amount	Percent	Amount	Percent	Amount	Percent
benefit from income taxes at the Israeli statutory tax rate	6,265	23%	2,433	23%	1,409	23%
Changes in valuation allowances	(3,218)	(12)%	(1,878)	(18)%	(8,714)	(142)%
Non-deductible items	436	2%	188	2%	30	1%
Difference resulting from using NIS as the measurement basis for tax purposes	(3,483)	(13)%	(743)	(7)%	7,275	119%
Total tax provision and effective tax rate	$-	0%	$-	0%	$-	0%

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 11 – TAXES ON INCOME (continued):

h.	Roll forward of valuation allowance

Balance as of January 1, 2023	$44,694
Additions	3,218
Balance as of December 31, 2023	$47,912
Additions	1,878
Balance as of December 31, 2024	$49,790
Additions	8,714
Balance as of December 31, 2025	$58,504

i.	Provision for uncertain tax positions

As of December 31, 2024 and 2025, the Company does not have a provision for uncertain tax positions.

NOTE 12 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

Other accounts payables and accruals:

	December, 31
	2024	2025

Accrued expenses	$1,061	$2,911
Employees payables	459	455
APA payable (see note 9c)	1,200	1,200
Other	870	375
	$3,590	$4,941

Revenue:

	December, 31
	2023	2024	2025

Royalties revenue	$1,174	$1,616	$707
Sale of IP and license revenue	380	9,796	18,599
Support services	-	126	82
Total revenue	$1,554	$11,538	$19,388

Research and development expenses:

	December, 31
	2023	2024	2025

Payroll and related expenses	$5,650	$3,592	$3,553
Clinical and preclinical trials expenses	5,745	8,280	8,284
Professional consulting and subcontracted work	10,134	4,647	6,803
Supplier-led manufacturing development	-	-	2,896
Other	2,012	1,284	1,268
Total Research and development expenses	$23,541	$17,803	$22,804

SOL-GEL TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except otherwise noted, share and per share amounts)

NOTE 13 – RELATED PARTIES

a.	Related parties include the controlling shareholder and companies under his control, the board of directors and the executive officers of the Company.

b.	As to options granted to executive officers, see note 6.

c.
As of January 1, 2025, Mr. Mori Arkin, the Company’s Executive Chairman and controlling shareholder, has served as the interim CEO of the Company. Mr. Arkin will not be entitled to any compensation for assuming this position.

NOTE 14 – SEGMENTS

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

NOTE 15 – ENTITY-WIDE DISCLOSURE:

1)	Revenues by geographic area were as follows:
	Year ended December 31
	2023	2024	2025
China	$-	$4,870	$27
Israel	-	3,814	-
Switzerland	1,027	1,482	711
Canada	380	681	1,677
United States	-	-	16,695
Other	147	691	278
	$1,554	$11,538	$19,388

2)	All Company’s property, plant and equipment, right of use assets and other long-term assets located in Israel.